

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 05 2015
WASH, D.C.
201
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Chile
Exact name of registrant as specified in charter

0000019957
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2014)
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333-
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S-______
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C-______
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2014
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______
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Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 5th day of May , 2015.

REPUBLIC OF CHILE

By: /s/Alejandro Micco Aguayo
Alejandro Micco Aguayo
Undersecretary of the Ministry of Finance

Chile – 2015 National Budget

Volume 1 of 2


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jsk/cco
S.102ª/362ª

Oficio N° 11.608

VALPARAÍSO, 27 de noviembre de 2014

A S.E. LA
PRESIDENTA DE
LA REPÚBLICA

Tengo a honra comunicar a V.E. que el Congreso Nacional ha dado su aprobación al proyecto de ley de Presupuestos del Sector Público para el año 2015, correspondiente al boletín N°9600-05, del siguiente tenor:

PROYECTO DE LEY:

"ESTIMACIÓN DE INGRESOS Y CÁLCULO DE GASTOS

Artículo 1°.- Apruébase el Presupuesto de ingresos y gastos del sector público, para el año 2015, según el detalle que se indica:


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A.- En Moneda Nacional:

En Miles de $

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**40.303.359.771**	**1.360.844.842**	**38.942.514.929**
IMPUESTOS	27.611.156.193		27.611.156.193
IMPOSICIONES PREVISIONALES	2.194.104.082		2.194.104.082
TRANSFERENCIAS CORRIENTES	558.403.012	506.673.525	51.729.487
RENTAS DE LA PROPIEDAD	404.779.672	30.767.062	374.012.610
INGRESOS DE OPERACIÓN	732.847.281		732.847.281
OTROS INGRESOS CORRIENTES	732.964.615		732.964.615
VENTA DE ACTIVOS NO FINANCIEROS	48.190.955		48.190.955
VENTA DE ACTIVOS FINANCIEROS	2.462.376.020		2.462.376.020
RECUPERACIÓN DE PRÉSTAMOS	246.052.918		246.052.918
TRANSFERENCIAS PARA GASTOS DE CAPITAL	858.037.255	823.404.255	34.633.000
ENDEUDAMIENTO	4.417.647.844		4.417.647.844
SALDO INICIAL DE CAJA	36.799.924		36.799.924
GASTOS	**40.303.359.771**	**1.360.844.842**	**38.942.514.929**
GASTOS EN PERSONAL	6.389.792.214		6.389.792.214
BIENES Y SERVICIOS DE CONSUMO	2.603.387.179		2.603.387.179
PRESTACIONES DE SEGURIDAD SOCIAL	6.810.396.401		6.810.396.401
TRANSFERENCIAS CORRIENTES	13.432.116.757	486.860.019	12.945.256.738
INTEGROS AL FISCO	69.010.787	50.580.568	18.430.219
OTROS GASTOS CORRIENTES	5.996.912		5.996.912
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	250.358.252		250.358.252
ADQUISICIÓN DE ACTIVOS FINANCIEROS	791.103.625		791.103.625
INICIATIVAS DE INVERSIÓN	3.649.241.868		3.649.241.868
PRÉSTAMOS	302.038.060		302.038.060
TRANSFERENCIAS DE CAPITAL	3.870.689.013	823.404.255	3.047.284.758
SERVICIO DE LA DEUDA	2.076.438.784		2.076.438.784
SALDO FINAL DE CAJA	52.789.919		52.789.919


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B.- En Moneda Extranjera convertida a dólares
En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**1.719.945**	**0**	**1.719.945**
IMPUESTOS	542.000		542.000
RENTAS DE LA PROPIEDAD	880.854		880.854
INGRESOS DE OPERACIÓN	6.662		6.662
OTROS INGRESOS CORRIENTES	44.085		44.085
VENTA DE ACTIVOS NO FINANCIEROS	102		102
VENTA DE ACTIVOS FINANCIEROS	203.068		203.068
RECUPERACIÓN DE PRÉSTAMOS	3.166		3.166
ENDEUDAMIENTO	38.008		38.008
SALDO INICIAL DE CAJA	2.000		2.000
GASTOS	**1.719.945**	**0**	**1.719.945**
GASTOS EN PERSONAL	171.279		171.279
BIENES Y SERVICIOS DE CONSUMO	255.931		255.931
PRESTACIONES DE SEGURIDAD SOCIAL	154		154
TRANSFERENCIAS CORRIENTES	84.090		84.090
OTROS GASTOS CORRIENTES	610		610
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	7.283		7.283
ADQUISICIÓN DE ACTIVOS FINANCIEROS	1.041.565		1.041.565
INICIATIVAS DE INVERSIÓN	2.078		2.078
PRÉSTAMOS	3.166		3.166
TRANSFERENCIAS DE CAPITAL	300		300
SERVICIO DE LA DEUDA	151.489		151.489
SALDO FINAL DE CAJA	2.000		2.000


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Artículo 2°.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2015, a las Partidas que se indican:

	Miles de $	Miles de US$
INGRESOS GENERALES DE LA NACIÓN:		
IMPUESTOS	27.611.156.193	542.000
TRANSFERENCIAS CORRIENTES	29.162.682	272.318
RENTAS DE LA PROPIEDAD	229.954.210	880.854
INGRESOS DE OPERACIÓN	11.141.341	6.662
OTROS INGRESOS CORRIENTES	218.501.921	31.655
VENTA DE ACTIVOS NO FINANCIEROS	429.056	
VENTA DE ACTIVOS FINANCIEROS	2.050.773.800	198.871
RECUPERACIÓN DE PRÉSTAMOS	10	
TRANSFERENCIAS PARA GASTOS DE CAPITAL	244.443.348	501.509
ENDEUDAMIENTO	4.387.500.000	38.008
SALDO INICIAL DE CAJA	5.000.000	2.000
TOTAL INGRESOS	**34.788.062.561**	**2.473.877**
APORTE FISCAL:		
PRESIDENCIA DE LA REPÚBLICA	16.815.182	
CONGRESO NACIONAL	112.143.699	
PODER JUDICIAL	415.167.016	
CONTRALORÍA GENERAL DE LA REPÚBLICA	65.214.774	
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	2.316.339.904	44.149
MINISTERIO DE RELACIONES EXTERIORES	71.833.303	209.589
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	316.170.459	
MINISTERIO DE HACIENDA	345.399.155	
MINISTERIO DE EDUCACIÓN	7.756.058.389	
MINISTERIO DE JUSTICIA	867.074.620	
MINISTERIO DE DEFENSA NACIONAL	1.029.840.242	229.331
MINISTERIO DE OBRAS PÚBLICAS	1.825.031.654	
MINISTERIO DE AGRICULTURA	391.061.214	
MINISTERIO DE BIENES NACIONALES	10.282.844	
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	6.034.355.415	
MINISTERIO DE SALUD	3.770.921.033	
MINISTERIO DE MINERÍA	41.018.738	
MINISTERIO DE VIVIENDA Y URBANISMO	1.626.839.155	


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MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	824.923.701	
MINISTERIO SECRETARÍA GENERAL DE GOBIERNO	24.226.880	
MINISTERIO DE DESARROLLO SOCIAL	591.958.915	
MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA	13.715.667	
MINISTERIO PÚBLICO	144.334.418	
MINISTERIO DE ENERGÍA	124.570.115	
MINISTERIO DEL MEDIO AMBIENTE	44.176.677	
MINISTERIO DEL DEPORTE	113.543.014	
Programas Especiales del Tesoro Público:		
SUBSIDIOS	941.128.138	
OPERACIONES COMPLEMENTARIAS	2.613.033.316	518.136
SERVICIO DE LA DEUDA PÚBLICA	2.065.161.235	151.489
FONDO DE RESERVA DE PENSIONES		729.459
FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL		263.906
FONDO PARA LA EDUCACIÓN	30	327.818
FONDO DE APOYO REGIONAL	275.723.659	
TOTAL APORTES	34.788.062.561	2.473.877

Artículo 3°.- Autorízase a la Presidenta de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 7.500.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$ 500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro


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del ejercicio presupuestario 2015 y aquéllas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2015, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo, las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N°3.500, de 1980, hasta por un monto del equivalente a US$ 1.000.000 miles.

La autorización que se otorga a la Presidenta de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copia de estos decretos serán enviados a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4°.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N°1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y


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Otros gastos corrientes incluidos en el artículo 1° de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítem de los referidos subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N°1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N°1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el citado artículo 1°, de los subtítulos de Adquisición de activos no financieros, Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables


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de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en el 10%.

Artículo 5°.- Suspéndese, durante el año 2015, la aplicación de la letra d) del artículo 81 de la ley N°18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata en el mismo servicio. Esta suspensión no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2014.

Artículo 6°.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2015, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas unidades tributarias mensuales en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y


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de tres mil unidades tributarias mensuales en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N°151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimientos de las leyes laborales y previsionales durante el desarrollo de tales contratos, y sin perjuicio de las sanciones administrativas existentes, serán calificadas con nota deficiente en el área de administración del contrato. Tal calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, en el momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento de que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o bien, no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7°.- En los decretos que contengan transferencias, hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley


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N°1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine.

Aquellas transferencias, incluidas en el subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos. Mensualmente deberá remitirse a esta Dirección un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 8°.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas


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habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 9°.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del Ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del Ministerio respectivo. En el mismo decreto supremo podrá disponerse la transferencia, desde el o los presupuestos de los servicios en que disminuya la dotación, al o a los servicios en que se aumente, de los recursos necesarios para afrontar en éste o éstos el gasto correspondiente al aumento de dotación, o efectuar las reasignaciones presupuestarias que procedan con igual objeto.

Artículo 10.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren


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imposibilitados para desempeñar sus cargos por un período superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 11.- Para los efectos de proveer durante el año 2015 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley N°19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados.

Artículo 12.- Los órganos y servicios públicos de la administración civil del Estado incluidos en esta ley necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, toda clase de vehículos motorizados destinados al transporte


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terrestre de pasajeros y de carga, cuyo precio supere los que fije dicho Ministerio.

Igual autorización previa requerirán los órganos y servicios que tengan fijada dotación máxima de vehículos motorizados, para tomar en arrendamiento tales vehículos o para convenir, en cualquier tipo de contratos, que éstos les sean proporcionados por la otra parte, para su utilización en funciones inherentes al servicio.

Las adquisiciones a título gratuito que sean autorizadas incrementarán la dotación máxima de vehículos motorizados a que se refiere el siguiente inciso, hasta en la cantidad que se consigne en la autorización y se fije mediante decreto supremo del Ministerio de Hacienda.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos, comprende a todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del Ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del Ministerio de que se trate.

En el decreto supremo respectivo podrá disponerse el traspaso del o de los vehículos correspondientes desde el servicio en que se disminuye


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a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir el dominio de ellos, debiendo inscribirse en el Registro de Vehículos Motorizados.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N°1.939, de 1977, que efectúe durante el año 2015 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas desde 1986 a 2014, se incorporarán transitoriamente como ingreso presupuestario de dicho Ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la Región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y

- 25% a beneficio fiscal, que ingresará a rentas generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho Ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte


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de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido Ministerio, o la proporción correspondiente si la venta fuere parcial.

Artículo 14.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central.

Del mismo modo, se deberá incluir en anexos información del gasto devengado en el Gobierno Central en el del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en


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los subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las partidas de esta ley, al nivel de partidas, capítulos y programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Informe semestral de los montos devengados en el subtítulo 31, Iniciativas de Inversión, para las distintas partidas presupuestarias, con clasificación regional de ese gasto, incluyendo la categoría "interregional", a más tardar, sesenta días después de terminado el semestre respectivo.

5. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada trimestre, dentro de los treinta días siguientes al término del mismo, y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho trimestre, especificando los montos incrementados o disminuidos por subtítulo y partida.

6. Nómina mensual de los decretos que dispongan transferencias con cargo a la asignación Provisión para Financiamientos Comprometidos, de la Partida Tesoro Público, totalmente tramitados en el período, dentro de los quince días siguientes al término del mes respectivo.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus


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instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

8. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile, de todas aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas, y de las entidades a que se refiere la ley N°19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

9. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

10. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3° de esta ley,


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dentro de los quince días siguientes al de su total tramitación.

11. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre.

12. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

13. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5° de la ley N°19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

14. Informe, antes del 31 de diciembre de 2014, de los gastos considerados para el año 2015 en iniciativas de inversión en las zonas comprendidas en el decreto supremo N°150, de 2010, del Ministerio del Interior y Seguridad Pública, especificando el tipo de obra, región y comuna de ubicación, costo y plazo de ejecución. Asimismo, estado de avance trimestral, dentro de los treinta días siguientes al término del respectivo trimestre, de cada una de las obras especificadas.

15. Informe, antes del 31 de marzo de 2015, acerca del presupuesto de la Nación desagregado a nivel regional, cuando corresponda, por Partida. Trimestralmente, además, se informará respecto de la ejecución de los recursos contemplados en cada Partida, incorporando indicadores de ejecución del gasto regionalizado, cuando corresponda.


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Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla.

El reglamento a que se refiere el inciso tercero del artículo 7° de la ley N°19.862 deberá establecer que la inscripción de cada operación de transferencia señalará el procedimiento de asignación utilizado, indicando al efecto si éste ha sido concurso u otro. Trimestralmente, la Subsecretaría de Hacienda enviará un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado y de la Cámara de Diputados, será proporcionada por los respectivos organismos, además, a la Comisión Especial Mixta de Presupuestos y al Departamento de Evaluación de la Ley de la Cámara de Diputados, para su trabajo y remisión a quien lo solicite.

La información deberá incluir las advertencias de porcentajes de cumplimientos de objetivos o indicadores.

Asimismo, toda información que de acuerdo a lo establecido en la presente ley deba ser remitida a las Comisiones del Senado y de la Cámara de Diputados, será


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proporcionada en formato digital susceptible de ser analizado utilizando software de manejo de base de datos.

Artículo 15.- Durante el año 2015, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5° de la ley N°19.908, no podrá exceder de US$1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 16.- Durante el año 2015, la Presidenta de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$300.000.000 (trescientos millones de dólares de los Estados Unidos de América) o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga a la Presidenta de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones,


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contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Para obtener la garantía estatal señalada, las empresas señaladas en el inciso primero deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en el que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2° de la ley N°19.847.

Autorízase a las universidades estatales para contratar, durante el año 2015, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del setenta por ciento (70%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N°19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.


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Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del Ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento de que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria, se ajustarán a lo establecido en el artículo 70 del decreto ley N°1.263, de 1975.

Las aprobaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, para cuyo otorgamiento no se exija expresamente que se


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efectúen por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N°3.001, de 1979, el párrafo final del inciso segundo del artículo 8° del decreto ley N°1.056, de 1975, y el artículo 4° de la ley N°19.896, la excepción a que se refiere el inciso final del artículo 9° de la ley N°19.104 y el artículo 14 de la ley N°20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5° de la ley N°19.896 serán efectuadas por el Subsecretario respectivo, quien podrá delegar tal facultad en el Secretario Regional Ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio Intendente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, y sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Los órganos y servicios públicos, cuando realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en el 20%, en medios de comunicación con clara identificación local. Los mismos se distribuirán territorialmente de manera equitativa. Los órganos y servicios a que se refiere este artículo deberán dar


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cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Artículo 21.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Informe trimestral sobre el estado de ejecución de los compromisos adquiridos con la Mesa Social de la Región de Aysén.

2. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.

3. En caso de contar con asignaciones comprendidas en los subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar Informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.


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4. En caso de contar con asignaciones correspondientes al subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2015, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

5. Mensualmente, el Gobierno Regional correspondiente, los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N°1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

6. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

Artículo 22.- Las actividades de publicidad y difusión que corresponda realizar por los Ministerios, las Intendencias, las Gobernaciones y los órganos y servicios públicos que integran la Administración del Estado, se sujetarán a lo dispuesto en el artículo 3° de la ley N°19.896. En caso alguno podrán efectuarse campañas


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publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquellos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

El incumplimiento de lo dispuesto en este artículo por parte de las autoridades de los organismos señalados contraviene lo establecido en el artículo 52 del decreto con fuerza de ley N°1/19.653, del año 2000, del Ministerio Secretaría General de la Presidencia, que fija el texto refundido, coordinado y sistematizado de la ley N°18.575, orgánica constitucional de Bases Generales de la Administración del Estado, que hace referencia al principio de probidad administrativa.

Artículo 23.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2015, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3°, y los decretos y resoluciones que en


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virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria.".

Dios guarde a V.E.

ALDO CORNEJO GONZÁLEZ
Presidente de la Cámara de Diputados

LUIS ROJAS GALLARDO
Secretario General (S) de la Cámara de Diputados


Dirección de
Presupuestos
Gobierno de Chile

LEY DE PRESUPUESTOS DEL SECTOR PÚBLICO AÑO 2015

Ley Nº 20.798 publicada en el Diario Oficial del 6 de diciembre de 2014



ÍNDICE
PRESUPUESTOS DEL SECTOR PÚBLICO AÑO 2015

LEY Nº 20.798

LEY DE PRESUPUESTOS DEL SECTOR PÚBLICO AÑO 2015

Teniendo presente que el H. Congreso Nacional ha dado su aprobación al siguiente

PROYECTO DE LEY:

"ESTIMACIÓN DE INGRESOS Y CÁLCULO DE GASTOS

Artículo 1°.– Apruébase el Presupuesto de ingresos y gastos del sector público para el año 2015, según el detalle que se indica:

A.– En Moneda Nacional:

	En Miles de $		
	Resumen de los Presupuestos de las Partidas	**Deducciones de Transferencias**	**Total**
INGRESOS	**40.303.359.771**	**1.360.844.842**	**38.942.514.929**
Impuestos	27.611.156.193		27.611.156.193
Imposiciones Previsionales	2.194.104.082		2.194.104.082
Transferencias Corrientes	558.403.012	506.673.525	51.729.487
Rentas de la Propiedad	404.779.672	30.767.062	374.012.610
Ingresos de Operación	732.847.281		732.847.281
Otros Ingresos Corrientes	732.964.615		732.964.615
Venta de Activos No Financieros	48.190.955		48.190.955
Venta de Activos Financieros	2.462.376.020		2.462.376.020
Recuperación de Préstamos	246.052.918		246.052.918
Transferencias para Gastos de Capital	858.037.255	823.404.255	34.633.000
Endeudamiento	4.417.647.844		4.417.647.844
Saldo Inicial de Caja	36.799.924		36.799.924
GASTOS	**40.303.359.771**	**1.360.844.842**	**38.942.514.929**
Gastos en Personal	6.389.792.214		6.389.792.214
Bienes y Servicios de Consumo	2.603.387.179		2.603.387.179
Prestaciones de Seguridad Social	6.810.396.401		6.810.396.401
Transferencias Corrientes	13.432.116.757	486.860.019	12.945.256.738
Integros al Fisco	69.010.787	50.580.568	18.430.219
Otros Gastos Corrientes	5.996.912		5.996.912
Adquisición de Activos No Financieros	250.358.252		250.358.252
Adquisición de Activos Financieros	791.103.625		791.103.625
Iniciativas de Inversión	3.649.241.868		3.649.241.868
Préstamos	302.038.060		302.038.060
Transferencias de Capital	3.870.689.013	823.404.255	3.047.284.758
Servicio de la Deuda	2.076.438.784		2.076.438.784
Saldo Final de Caja	52.789.919		52.789.919

B.– En Moneda Extranjera Convertida a Dólares:

	En Miles de US$		
	Resumen de los Presupuestos de las Partidas	**Deducciones de Transferencias**	**Total**
INGRESOS	**1.719.945**	**0**	**1.719.945**
Impuestos	542.000		542.000
Rentas de la Propiedad	880.854		880.854
Ingresos de Operación	6.662		6.662
Otros Ingresos Corrientes	44.085		44.085
Venta de Activos No Financieros	102		102
Venta de Activos Financieros	203.068		203.068
Recuperación de Préstamos	3.166		3.166
Endeudamiento	38.008		38.008
Saldo Inicial de Caja	2.000		2.000
GASTOS	**1.719.945**	**0**	**1.719.945**
Gastos en Personal	171.279		171.279
Bienes y Servicios de Consumo	255.931		255.931
Prestaciones de Seguridad Social	154		154
Transferencias Corrientes	84.090		84.090
Otros Gastos Corrientes	610		610
Adquisición de Activos No Financieros	7.283		7.283
Adquisición de Activos Financieros	1.041.565		1.041.565
Iniciativas de Inversión	2.078		2.078
Préstamos	3.166		3.166
Transferencias de Capital	300		300
Servicio de la Deuda	151.489		151.489
Saldo Final de Caja	2.000		2.000

Artículo 2º.– Apruébanse los ingresos generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera, convertida a dólares, para el año 2015, a las Partidas que se indican:

	Miles de $	Miles de US$
INGRESOS GENERALES DE LA NACIÓN:		
Impuestos	27.611.156.193	542.000
Transferencias Corrientes	29.162.682	272.318
Rentas de la Propiedad	229.954.210	880.854
Ingresos de Operación	11.141.341	6.662
Otros Ingresos Corrientes	218.501.921	31.655
Venta de Activos No Financieros	429.056	
Venta de Activos Financieros	2.050.773.800	198.871
Recuperación de Préstamos	10	
Transferencias para Gastos de Capital	244.443.348	501.509
Endeudamiento	4.387.500.000	38.008
Saldo Inicial de Caja	5.000.000	2.000
TOTAL INGRESOS	**34.788.062.561**	**2.473.877**
APORTE FISCAL:		
Presidencia de la República	16.815.182	
Congreso Nacional	112.143.699	
Poder Judicial	415.167.016	
Contraloría General de la República	65.214.774	
Ministerio del Interior y Seguridad Pública	2.316.339.904	44.149
Ministerio de Relaciones Exteriores	71.833.303	209.589
Ministerio de Economía, Fomento y Turismo	316.170.459	
Ministerio de Hacienda	345.399.155	
Ministerio de Educación	7.756.058.389	
Ministerio de Justicia	867.074.620	
Ministerio de Defensa Nacional	1.029.840.242	229.331
Ministerio de Obras Públicas	1.825.031.654	
Ministerio de Agricultura	391.061.214	
Ministerio de Bienes Nacionales	10.282.844	
Ministerio del Trabajo y Previsión Social	6.034.355.415	
Ministerio de Salud	3.770.921.033	
Ministerio de Minería	41.018.738	
Ministerio de Vivienda y Urbanismo	1.626.839.155	
Ministerio de Transportes y Telecomunicaciones	824.923.701	
Ministerio Secretaría General de Gobierno	24.226.880	
Ministerio de Desarrollo Social	591.958.915	
Ministerio Secretaría General de la Presidencia de la República	13.715.667	
Ministerio Público	144.334.418	
Ministerio de Energía	124.570.115	
Ministerio del Medio Ambiente	44.176.677	
Ministerio del Deporte	113.543.014	
Programas Especiales del Tesoro Público:		
–Subsidios	941.128.138	
–Operaciones Complementarias	2.613.033.316	518.136
–Servicio de la Deuda Pública	2.065.161.235	151.489
–Fondo de Reserva de Pensiones		729.459
–Fondo de Estabilización Económica y Social		263.906
–Fondo para la Educación	30	327.818
–Fondo de Apoyo Regional	275.723.659	
TOTAL APORTES	**34.788.062.561**	**2.473.877**

Artículo 3º.– Autorízase a la Presidenta de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 7.500.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$ 500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2015 y aquéllas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2015, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo, las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley Nº 3.500, de 1980, hasta por un monto del equivalente a US$ 1.000.000 miles.

La autorización que se otorga a la Presidenta de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copia de estos decretos serán enviados a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4º.– En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley Nº 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1° de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítem de los referidos subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley Nº 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley Nº 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el citado artículo 1°, de los subtítulos de Adquisición de activos no financieros, Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en el 10%.

Artículo 5º.– Suspéndese, durante el año 2015, la aplicación de la letra d) del artículo 81 de la ley Nº 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata en el mismo servicio. Esta suspensión no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2014.

Artículo 6º.– La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2015, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas unidades tributarias mensuales en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil unidades tributarias mensuales en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo Nº 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimientos de las leyes laborales y previsionales durante el desarrollo de tales contratos, y sin perjuicio de las sanciones administrativas existentes, serán calificadas con nota deficiente en el área de administración del contrato. Tal calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, en el momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento de que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o bien, no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7º.– En los decretos que contengan transferencias, hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley Nº 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine.

Aquellas transferencias, incluidas en el subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos. Mensualmente deberá remitirse a esta Dirección un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 8º.– Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de

Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 9º.– No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del Ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del Ministerio respectivo. En el mismo decreto supremo podrá disponerse la transferencia, desde el o los presupuestos de los servicios en que disminuya la dotación, al o a los servicios en que se aumente, de los recursos necesarios para afrontar en éste o éstos el gasto correspondiente al aumento de dotación, o efectuar las reasignaciones presupuestarias que procedan con igual objeto.

Artículo 10.– Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un período superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 11.– Para los efectos de proveer durante el año 2015 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley Nº 19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados.

Artículo 12.– Los órganos y servicios públicos de la administración civil del Estado incluidos en esta ley necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y de carga, cuyo precio supere los que fije dicho Ministerio.

Igual autorización previa requerirán los órganos y servicios que tengan fijada dotación máxima de vehículos motorizados, para tomar en arrendamiento tales vehículos o para convenir, en cualquier tipo de contratos, que éstos les sean proporcionados por la otra parte, para su utilización en funciones inherentes al servicio.

Las adquisiciones a título gratuito que sean autorizadas incrementarán la dotación máxima de vehículos motorizados a que se refiere el siguiente inciso, hasta en la cantidad que se consigne en la autorización y se fije mediante decreto supremo del Ministerio de Hacienda.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos, comprende a todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del Ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del Ministerio de que se trate.

En el decreto supremo respectivo podrá disponerse el traspaso del o de los vehículos correspondientes desde el servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir el dominio de ellos, debiendo inscribirse en el Registro de Vehículos Motorizados.

Artículo 13.– El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2015 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas desde 1986 a 2014, se incorporarán transitoriamente como ingreso presupuestario de dicho Ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la Región en la cual está ubicado el inmueble enajenado, para su programa de inversión;
- 10% al Ministerio de Bienes Nacionales, y
- 25% a beneficio fiscal, que ingresará a rentas generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho Ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido Ministerio, o la proporción correspondiente si la venta fuere parcial.

Artículo 14.– La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central.

Del mismo modo, se deberá incluir en anexos información del gasto devengado en el Gobierno Central en el del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en los subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las partidas de esta ley, al nivel de partidas, capítulos y programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Informe semestral de los montos devengados en el subtítulo 31, Iniciativas de Inversión, para las distintas partidas presupuestarias, con clasificación regional de ese gasto, incluyendo la categoría "interregional", a más tardar, sesenta días después de terminado el semestre respectivo.

5. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada trimestre, dentro de los treinta días siguientes al término del mismo, y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho trimestre, especificando los montos incrementados o disminuidos por subtítulo y partida.

6. Nómina mensual de los decretos que dispongan transferencias con cargo a la asignación Provisión para Financiamientos Comprometidos, de la Partida Tesoro Público, totalmente tramitados en el período, dentro de los quince días siguientes al término del mes respectivo.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

8. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile, de todas aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas, y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

9. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

10. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3° de esta ley, dentro de los quince días siguientes al de su total tramitación.

11. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre.

12. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

13. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5° de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

14. Informe, antes del 31 de diciembre de 2014, de los gastos considerados para el año 2015 en iniciativas de inversión en las zonas comprendidas en el decreto supremo N° 150, de 2010, del Ministerio del Interior y Seguridad Pública, especificando el tipo de obra, región y comuna de ubicación, costo y plazo de ejecución. Asimismo, estado de avance trimestral, dentro de los treinta días siguientes al término del respectivo trimestre, de cada una de las obras especificadas.

15. Informe, antes del 31 de marzo de 2015, acerca del presupuesto de la Nación desagregado a nivel regional, cuando corresponda, por Partida. Trimestralmente, además, se informará respecto de la ejecución de los recursos contemplados en cada Partida, incorporando indicadores de ejecución del gasto regionalizado, cuando corresponda.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla.

El reglamento a que se refiere el inciso tercero del artículo 7° de la ley N° 19.862 deberá establecer que la inscripción de cada operación de transferencia señalará el procedimiento de asignación utilizado, indicando al efecto si éste ha sido concurso u otro. Trimestralmente, la Subsecretaría de Hacienda enviará un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado y de la Cámara de Diputados, será proporcionada por los respectivos organismos, además, a la Comisión Especial Mixta de Presupuestos y al Departamento de Evaluación de la Ley de la Cámara de Diputados, para su trabajo y remisión a quien lo solicite.

La información deberá incluir las advertencias de porcentajes de cumplimientos de objetivos o indicadores.

Asimismo, toda información que de acuerdo a lo establecido en la presente ley deba ser remitida a las Comisiones del Senado y de la Cámara de Diputados, será proporcionada en formato digital susceptible de ser analizado utilizando software de manejo de base de datos.

Artículo 15.– Durante el año 2015, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5° de la ley N° 19.908, no podrá exceder de US$ 1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 16.– Durante el año 2015, la Presidenta de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$ 300.000.000 (trescientos millones de dólares de los Estados Unidos de América) o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga a la Presidenta de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Para obtener la garantía estatal señalada, las empresas señaladas en el inciso primero deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en el que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2° de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2015, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del setenta por ciento (70%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 17.– Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del Ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento de que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 18.– Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria, se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, para cuyo otorgamiento no se exija expresamente que se efectúen por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979, el párrafo final del inciso segundo del artículo 8° del decreto ley N° 1.056, de 1975, y el artículo 4° de la ley N° 19.896, la excepción a que se refiere el inciso final del artículo 9° de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5° de la ley N° 19.896 serán efectuadas por el Subsecretario respectivo, quien podrá delegar tal facultad en el Secretario Regional Ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio Intendente.

Artículo 19.– Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, y sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.– Los órganos y servicios públicos, cuando realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en el 20%, en medios de comunicación con clara identificación local. Los mismos se distribuirán territorialmente de manera equitativa. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Artículo 21.– Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Informe trimestral sobre el estado de ejecución de los compromisos adquiridos con la Mesa Social de la Región de Aysén.

2. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.

3. En caso de contar con asignaciones comprendidas en los subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar Informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

   Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

4. En caso de contar con asignaciones correspondientes al subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2015, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

5. Mensualmente, el Gobierno Regional correspondiente, los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

6. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

Artículo 22.– Las actividades de publicidad y difusión que corresponda realizar por los Ministerios, las Intendencias, las Gobernaciones y los órganos y servicios públicos que integran la Administración del Estado, se sujetarán a lo dispuesto en el artículo 3° de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquellos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

El incumplimiento de lo dispuesto en este artículo por parte de las autoridades de los organismos señalados contraviene lo establecido en el artículo 52 del decreto con fuerza de ley N° 1/19.653, del año 2000, del Ministerio Secretaría General de la Presidencia, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.575, orgánica constitucional de Bases Generales de la Administración del Estado, que hace referencia al principio de probidad administrativa.

Artículo 23.– Las disposiciones de esta ley regirán a contar del 1 de enero del año 2015, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo

3°, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria.".

Y por cuanto he tenido a bien aprobarlo y sancionarlo; por tanto promúlguese y llévese a efecto como Ley de la República.

Santiago, 28 de noviembre de 2014.

MICHELLE BACHELET JERIA
Presidenta de la República

ALBERTO ARENAS DE MESA
Ministro de Hacienda

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 50

TESORO PÚBLICO

ADMINISTRACIÓN Y EJECUCIÓN PRESUPUESTARIA POR EL MINISTERIO DE HACIENDA

LEY DE PRESUPUESTOS AÑO 2015
Partida : Tesoro Público
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	34.788.062.561	185.400.010	34.602.662.551
01	Impuestos	27.611.156.193	–	27.611.156.193
05	Transferencias Corrientes	29.162.682	10	29.162.672
06	Rentas de la Propiedad	229.954.210	–	229.954.210
07	Ingresos de Operación	11.141.341	–	11.141.341
08	Otros Ingresos Corrientes	218.501.921	–	218.501.921
10	Venta de Activos No Financieros	429.056	–	429.056
11	Venta de Activos Financieros	2.050.773.800	–	2.050.773.800
12	Recuperación de Préstamos	10	–	10
13	Transferencias para Gastos de Capital	244.443.348	185.400.000	59.043.348
14	Endeudamiento	4.387.500.000	–	4.387.500.000
15	Saldo Inicial de Caja	5.000.000	–	5.000.000
	GASTOS	34.788.062.561	185.400.010	34.602.662.551
22	Bienes y Servicios de Consumo	158.780	–	158.780
23	Prestaciones de Seguridad Social	203.247.361	–	203.247.361
24	Transferencias Corrientes	2.633.958.174	10	2.633.958.164
26	Otros Gastos Corrientes	4.883.191	–	4.883.191
27	Aporte Fiscal Libre	28.893.016.183	–	28.893.016.183
28	Aporte Fiscal para Servicio de la Deuda	166.504.135	–	166.504.135
30	Adquisición de Activos Financieros	48.404.090	–	48.404.090
33	Transferencias de Capital	934.233.547	185.400.000	748.833.547
34	Servicio de la Deuda	1.898.657.100	–	1.898.657.100
35	Saldo Final de Caja	5.000.000	–	5.000.000

LEY DE PRESUPUESTOS AÑO 2015
Partida : Tesoro Público
Miles de US$

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	2.473.877	773.827	1.700.050
01	Impuestos	542.000	-	542.000
05	Transferencias Corrientes	272.318	272.318	-
06	Rentas de la Propiedad	880.854	-	880.854
07	Ingresos de Operación	6.662	-	6.662
08	Otros Ingresos Corrientes	31.655	-	31.655
11	Venta de Activos Financieros	198.871	-	198.871
13	Transferencias para Gastos de Capital	501.509	501.509	-
14	Endeudamiento	38.008	-	38.008
15	Saldo Inicial de Caja	2.000	-	2.000
	GASTOS	2.473.877	773.827	1.700.050
22	Bienes y Servicios de Consumo	9.020	-	9.020
24	Transferencias Corrientes	285.215	272.318	12.897
26	Otros Gastos Corrientes	10	-	10
27	Aporte Fiscal Libre	483.069	-	483.069
30	Adquisición de Activos Financieros	1.041.565	-	1.041.565
33	Transferencias de Capital	501.509	501.509	-
34	Servicio de la Deuda	151.489	-	151.489
35	Saldo Final de Caja	2.000	-	2.000

LEY DE PRESUPUESTOS AÑO 2015

Partida : Tesoro Público

Miles de $

Sub-Título	Clasificación Económica	Programa 01 Ingresos Generales de la Nación	Programa 02 Subsidios	Programa 03 Operaciones Complementarias	Programa 04 Servicio de la Deuda Pública	Programa 05 Aporte Fiscal Libre	Programa 08 Fondo para la Educación	Programa 09 Fondo de Apoyo Regional
	INGRESOS	34.512.338.872	–	–	–	–	30	275.723.659
01	Impuestos	27.611.156.193	–	–	–	–	–	–
05	Transferencias Corrientes	29.162.682	–	–	–	–	–	–
06	Rentas de la Propiedad	229.954.200	–	–	–	–	10	–
07	Ingresos de Operación	11.141.341	–	–	–	–	–	–
08	Otros Ingresos Corrientes	218.501.921	–	–	–	–	–	–
10	Venta de Activos No Financieros	429.056	–	–	–	–	–	–
11	Venta de Activos Financieros	2.019.493.469	–	–	–	–	20	31.280.311
12	Recuperación de Préstamos	10	–	–	–	–	–	–
13	Transferencias para Gastos de Capital	–	–	–	–	–	–	244.443.348
14	Endeudamiento	4.387.500.000	–	–	–	–	–	–
15	Saldo Inicial de Caja	5.000.000	–	–	–	–	–	–
	GASTOS	–	941.128.138	2.613.033.316	2.065.161.235	28.893.016.183	30	275.723.659
22	Bienes y Servicios de Consumo	–	–	158.780	–	–	–	–
23	Prestaciones de Seguridad Social	–	–	203.247.361	–	–	–	–
24	Transferencias Corrientes	–	888.868.525	1.745.089.639	–	–	10	–
26	Otros Gastos Corrientes	–	–	4.883.191	–	–	–	–
27	Aporte Fiscal Libre	–	–	–	–	28.893.016.183	–	–
28	Aporte Fiscal para Servicio de la Deuda	–	–	–	166.504.135	–	–	–
30	Adquisición de Activos Financieros	–	–	30	–	–	20	48.404.040
33	Transferencias de Capital	–	52.259.613	654.654.315	–	–	–	227.319.619
34	Servicio de la Deuda	–	–	–	1.898.657.100	–	–	–
35	Saldo Final de Caja	–	–	5.000.000	–	–	–	–

LEY DE PRESUPUESTOS AÑO 2015

Partida : Tesoro Público

Miles de US$

Sub-Título	Clasificación Económica	Programa 01 Ingresos Generales de la Nación	Programa 03 Operaciones Complementarias	Programa 04 Servicio de la Deuda Pública	Programa 05 Aporte Fiscal Libre	Programa 06 Fondo de Reserva de Pensiones	Programa 07 Fondo de Estabilización Económica y Social	Programa 08 Fondo para la Educación
	INGRESOS	1.152.694	–	–	–	729.459	263.906	327.818
01	Impuestos	542.000	–	–	–	–	–	–
05	Transferencias Corrientes	272.318	–	–	–	–	–	–
06	Rentas de la Propiedad	340.788	–	–	–	233.450	261.086	55.530
07	Ingresos de Operación	6.662	–	–	–	–	–	–
08	Otros Ingresos Corrientes	31.655	–	–	–	–	–	–
11	Venta de Activos Financieros	–80.737	–	–	–	4.510	2.810	272.288
13	Transferencias para Gastos de Capital	–	–	–	–	501.499	10	–
14	Endeudamiento	38.008	–	–	–	–	–	–
15	Saldo Inicial de Caja	2.000	–	–	–	–	–	–
	GASTOS		518.136	151.489	483.069	729.459	263.906	327.818
22	Bienes y Servicios de Consumo	–	1.700	–	–	4.500	2.810	10
24	Transferencias Corrientes	–	12.897	–	–	10	10	272.298
26	Otros Gastos Corrientes	–	10	–	–	–	–	–
27	Aporte Fiscal Libre	–	–	–	438.069	–	–	–
30	Adquisición de Activos Financieros	–	30	–	–	724.949	261.076	55.510
33	Transferencias de Capital	–	501.499	–	–	–	10	–
34	Servicio de la Deuda	–	–	151.489	–	–	–	–
35	Saldo Final de Caja	–	2.000	–	–	–	–	–

INGRESOS GENERALES DE LA NACIÓN

TESORO PÚBLICO
FISCO
Ingresos Generales de la Nación

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**34.512.338.872**	**1.152.694**
01			**IMPUESTOS**		**27.611.156.193**	**542.000**
	01		**Impuestos a la Renta**		**9.143.325.602**	**4.430.388**
		001	Primera Categoría		5.015.863.888	2.281.860
		002	Segunda Categoría, Sueldos, Salarios y Pensiones		2.386.092.825	
		003	Global Complementario		430.141.713	
		004	Adicional		1.068.863.801	1.411.690
		005	Tasa 40% DL Nº 2.398 de 1978		101.420.232	184.200
		006	Artículo 21 Ley Impuesto a la Renta		127.234.906	36.492
		007	Término de Giro		12.898.698	10
		009	Impuesto Específico a la Actividad Minera		809.529	516.136
		010	Instrumentos Deuda Art.104 Nº 3 Ley Impuesto Renta		10	
	02		**Impuesto al Valor Agregado**		**12.599.428.701**	
		001	Tasa General Débitos		52.992.288.190	
		002	Tasa General Créditos		–48.242.941.733	
		101	Tasas Especiales Débitos		599.241.139	
		102	Tasas Especiales Créditos		–214.828.592	
		201	Tasa General de Importaciones		7.465.669.697	
	03		**Impuestos a Productos Específicos**		**2.499.805.013**	
		001	Tabacos, Cigarros y Cigarrillos		1.063.227.431	
		002	Derechos de Explotación ENAP		4.366.376	
		003	Gasolinas, Petróleo Diesel y Otros		1.427.194.606	
		004	Derechos de Extracción Ley de Pesca		5.016.600	
	04		**Impuestos a los Actos Jurídicos**		**273.859.236**	
	05		**Impuestos al Comercio Exterior**		**348.013.627**	**1.237**
		001	Derechos Específicos de Internación		39.305	
		002	Derechos Ad-Valorem		361.392.539	
		003	Otros		13.023.691	1.237
		004	Sistemas de Pago		–26.441.908	
	06		**Impuestos Varios**		**308.106.051**	
		001	Herencias y Donaciones		48.887.371	
		002	Patentes Mineras		88.519.046	
		004	Juegos de Azar		95.152.649	
		006	Otros		75.546.985	
	07		**Otros Ingresos Tributarios**		**155.395.121**	**2.564**
		001	Reajuste de Impuestos de Declaración Anual		11.464.800	
		002	Multas e Intereses por Impuestos		143.930.321	2.564
	09		**Sistemas de Pago de Impuestos**		**2.283.222.842**	**–3.892.189**
		001	Pagos Provisionales del Año		6.317.068.211	3.289.939
		002	Créditos para Declaración Anual de Renta		–6.839.413.377	–3.985.953
		003	Devoluciones Determinadas Declaración Anual de Renta		2.902.222.519	774.784
		004	Devoluciones de Renta		–2.466.994.027	–579.474
		005	Reintegro de Devoluciones de Renta		19.931.973	10
		101	IVA Remanente Crédito del Período		45.541.270.487	

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
01	09	102	IVA Remanente Crédito Períodos Anteriores		-38.098.338.664	
		103	Devoluciones de IVA		-6.559.359.272	
		104	Reintegro de Devoluciones de IVA		7.326.467	
		201	Devoluciones de Aduanas		-6.313.816	
		202	Devoluciones de Otros Impuestos		-5.975.789	
		301	Fluctuación Deudores del Período		-315.368.096	-71
		302	Fluctuación Deudores de Períodos Anteriores		105.656.059	51
		303	Reajuste por Pago Fuera de Plazo		20.149.346	
		401	Diferencias de Pago		34.758.707	10
		501	Impuestos de Declaración y Pago Simultáneo Mensual de Empresas Constructoras		-333.033.851	
		502	Recuperación Peajes Ley N° 19.764		-12.559.265	
		503	Imputación Patentes Código de Aguas		-4.709.886	
		504	Imputación Crédito SENCE Artículo 6° Ley N° 20.326		-299.863	
		505	Crédito Sistemas Solares Térmicos Ley N° 20.365		-6.813.746	
		701	Conversión de Pagos en Moneda Extranjera		1.984.018.725	-3.391.485
05			**TRANSFERENCIAS CORRIENTES**		**29.162.682**	**272.318**
	01		**Del Sector Privado**		**2.756.255**	
	02		**Del Gobierno Central**		**19.813.516**	**272.318**
	03		**De Otras Entidades Públicas**		**6.592.911**	
06			**RENTAS DE LA PROPIEDAD**		**229.954.200**	**340.788**
	02		**Dividendos**		**30.900.962**	
	03		**Intereses**		**9.599.117**	**8.398**
	04		**Participación de Utilidades**		**123.795.700**	**322.200**
	99		**Otras Rentas de la Propiedad**		**65.658.421**	**10.190**
07			**INGRESOS DE OPERACIÓN**		**11.141.341**	**6.662**
	01		**Venta de Bienes**		**9.877.569**	
	02		**Venta de Servicios**		**1.263.772**	**6.662**
08			**OTROS INGRESOS CORRIENTES**		**218.501.921**	**31.655**
	02		**Multas y Sanciones Pecuniarias**		**94.175.210**	
	99		**Otros**		**124.326.711**	**31.655**
		001	Devoluciones y Reintegros no Provenientes de Impuestos		8.806.462	
		999	Otros		115.520.249	31.655
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**429.056**	
11			**VENTA DE ACTIVOS FINANCIEROS**		**2.019.493.469**	**-80.737**
	01		**Venta o Rescate de Títulos y Valores**		**1.972.250.614**	**10**
	03		**Operaciones de Cambio**		**47.242.845**	**-80.757**
	99		**Otros Activos Financieros**		**10**	**10**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**	
	04		**De Fomento**		**10**	
14			**ENDEUDAMIENTO**		**4.387.500.000**	**38.008**
15			**SALDO INICIAL DE CAJA**		**5.000.000**	**2.000**

GASTO FISCAL
PROGRAMAS ESPECIALES

TESORO PÚBLICO
FISCO
Subsidios

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			GASTOS		**941.128.138**
24			**TRANSFERENCIAS CORRIENTES**		**888.868.525**
	01		**Al Sector Privado**		**798.421.267**
		002	Subvenciones	01	2.983.423
		003	Bonificación Región XII y la Antártica Chilena, y Subsidio Isla de Pascua	02, 03	18.905.512
		005	Fondo Único de Prestaciones Familiares y Subsidios de Cesantía	02, 04	411.282.036
		006	Subsidios de Cesantía Art. 69 D.F.L. (T.y P.S.) Nº 150, de 1981	02	10.000
		013	Fondo Nacional de Subsidio Familiar	02	231.888.612
		014	Subsidio Agua Potable Art. 1º Ley Nº 18.778	05	67.149.250
		019	Bonificación a la Contratación de Mano de Obra Ley Nº 19.853	02	65.790.453
		020	Subsidio Tarifas Eléctricas Art.151 D.F.L. (Economía) Nº 4, de 2006	02	10
		021	Bonificación Permiso de Circulación Vehículos Híbridos Ley Nº 20.259	02	10
		023	Beneficio Ley Nº 20.330 para Deudores Crédito Universitario, Leyes Nº 19.287 y 20.027	06	411.951
		024	Aplicación Ley Nº 20.765, Art. 3º Nº 6) MEPCO	02	10
	02		**Al Gobierno Central**		**90.447.258**
		001	Fondo Único de Prestaciones Familiares y Subsidios de Cesantía	02, 04	90.447.258
33			**TRANSFERENCIAS DE CAPITAL**		**52.259.613**
	01		**Al Sector Privado**		**52.259.613**
		001	Bonificación por Inversiones de Riego y Drenaje Ley Nº 18.450	07, 08	41.346.647
		002	Fondo Fomento y Desarrollo de las Regiones Extremas	09	2.652.250
		003	Bonificación Forestal D.L. Nº 701, de 1974	02, 10	2.034.335
		029	Bosque Nativo Ley Nº 20.283	11, 12	1.445.981
		030	Otros Subsidios	13	4.780.400

GLOSAS :

01 Estos recursos se podrán otorgar sólo a personas jurídicas del sector privado que no persigan fines de lucro, previa celebración de convenios suscritos con la Subsecretaría de Hacienda. Dichos convenios deberán especificar, a lo menos, las actividades a desarrollar por las instituciones beneficiarias que serán financiadas con estos recursos y los mecanismos de verificación del cumplimiento de los mismos.
La Dirección de Presupuestos elaborará trimestralmente una nómina de los decretos totalmente tramitados en el período que dispongan subvenciones con cargo a esta asignación, identificando sus destinatarios, finalidad y región, la que remitirá a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los 15 días siguientes al de vencimiento del respectivo trimestre.

02 Excedible mediante Decretos del Ministerio de Hacienda que se dicten en la forma dispuesta en el Art. 70 del D.L. Nº 1.263, de 1975. No obstante, se podrá exceder sin necesidad de Decreto, sancionándose posteriormente los excesos que se produzcan.

03 En cumplimiento de las Leyes Nºs 18.392 y 18.502.

04 En conformidad a lo dispuesto en el Art. 8º del D.L. Nº 3.501, de 1980, y en los Arts. 20 y 21 del D.F.L. (T.y P.S.) Nº 150, de 1981.

05 Incluye los Subsidios para las familias beneficiarias del Sistema Chile Solidario, según corresponda.

06 Considera un máximo de 334 beneficiarios para el año 2015. La distribución por región se establecerá a través de un decreto supremo expedido por el Ministerio del Interior y

Seguridad Pública, visado por el Ministerio de Hacienda, en el mes de diciembre de 2014 de conformidad a lo establecido en el Art. 5° de la Ley N° 20.330.

07 Considera el pago de certificados asignados en concursos resueltos el año 2015 y anteriores.

Durante el año 2015, la Comisión Nacional de Riego podrá comprometer:

a) Hasta $ 46.000.000 miles, en llamados a concursos para proyectos cuyo costo sea menor a 15.000 UF.

b) Hasta $ 15.000.000 miles, en llamados a concursos para proyectos cuyo costo sea mayor o igual a 15.000 UF y menor o igual a 250.000 UF.

08 La aplicación y rendimiento en hectáreas beneficiadas con la Bonificación por Inversiones de Riego y Drenaje, Ley N° 18.450, deberá ser informada trimestralmente por la Comisión Nacional de Riego, a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

09 Considera los recursos destinados al pago de bonificaciones aprobadas en el año 2014, y aquéllas cuyo pago deba realizarse durante el año 2015.

Para la aprobación de nuevas bonificaciones a asignar el año 2015, se podrán destinar hasta $ 2.652.250 miles, pagaderos durante los años 2015 y 2016, que se aplicarán en las regiones extremas de Arica y Parinacota, Tarapacá, Aysén del General Carlos Ibáñez del Campo y Magallanes y Antártica Chilena y Provincias de Chiloé y Palena.

La Distribución de recursos se efectuará mediante uno o más decretos del Ministerio de Hacienda, expedidos en la forma dispuesta en el Art.70 del D.L. N° 1.263, de 1975.

Dichas bonificaciones se regirán, para los demás efectos legales, por lo dispuesto en el Art. tercero de la Ley N° 20.655, que introduce modificaciones en el D.F.L. N° 3, del Ministerio de Hacienda, de 2001, que aprueba texto refundido, coordinado y sistematizado del D.F.L. N° 15, de 1981, del Ministerio de Hacienda, que establece el Estatuto del Fondo de Fomento y Desarrollo creado por el Art. 38 del D.L. N° 3.529, de 1980.

10 Con cargo a esta asignación se podrá pagar durante el año 2015 bonificaciones otorgadas en años anteriores, en los términos señalados en el D.L. N° 701, de 1974.

La Corporación Nacional Forestal informará trimestralmente a la Comisión Especial Mixta de Presupuestos del Congreso Nacional acerca de la aplicación y rendimiento en hectáreas forestadas por la Bonificación Forestal, D.L. N° 701, de 1974.

Trimestralmente, el Ministerio de Agricultura informará a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos, indicando las personas beneficiarias, montos asignados y metas cumplidas.

11 Durante el año 2015, los Arts. 2° número 4),19 y 52 de la Ley N° 20.283 no regirán respecto de las especies clasificadas como "fuera de peligro", pudiendo la Corporación Nacional Forestal autorizar planes de manejo para dichas especies.

12 Con cargo a este Fondo se podrán comprometer en concursos públicos, hasta $ 4.349.520 miles para financiar aquellas acciones que señalan los Arts. 22 y 23 de la Ley N° 20.283.

13 Con cargo a esta asignación, podrán transferirse hasta $ 4.780.400 miles a la Fundación Teletón para el financiamiento de la construcción y equipamiento de inmuebles de su propiedad destinados a actividades culturales, previa celebración de convenios suscritos con la Subsecretaría de Hacienda.

Dichos convenios deberán especificar, a lo menos, las actividades a ser financiadas con estos recursos y los mecanismos de verificación del cumplimiento de los mismos.

TESORO PÚBLICO
FISCO
Operaciones Complementarias

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			GASTOS		**2.613.033.316**	**518.136**
22			**BIENES Y SERVICIOS DE CONSUMO**	**01, 02**	**158.780**	**1.700**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**	**01**	**203.247.361**	
	01		**Prestaciones Previsionales**		**73.316.436**	
		001	Jubilaciones, Pensiones y Montepíos	03	42.405.179	
		005	Fondo de Seguro Social de los Empleados Públicos	04	10	
		017	Fondo Bono Laboral Ley N° 20.305	05	30.911.247	
	02		**Prestaciones de Asistencia Social**		**129.930.915**	
		003	Garantía Estatal Pensiones Mínimas	06	129.930.915	
	03		**Prestaciones Sociales del Empleador**		**10**	
		001	Indemnización de Cargo Fiscal	07	10	
24			**TRANSFERENCIAS CORRIENTES**		**1.745.089.639**	**12.897**
	01		**Al Sector Privado**		**42.949.391**	
		008	Reintegro Simplificado Gravámenes a Exportadores	01	2.257.185	
		009	Otras Devoluciones	01, 08	4.351.589	
		010	Indemnización Bienes Confiscados Ley N° 19.568	01, 09	36.972	
		011	Aporte Fondo de Cesantía Solidario Ley N° 19.728	01	9.647.758	
		012	Bonificación al Ahorro Previsional Voluntario Art. 20 O D.L. N° 3.500, de 1980	01, 10	12.235.877	
		028	De Aportes al Fondo Ley N° 20.444	01, 11	10	
		032	Aplicación Art. Primero Transitorio Ley N° 20.773	01	14.420.000	
	02		**Al Gobierno Central**		**181.916.167**	
		002	Préstamos Externos	01	22.234.871	
		004	Otras	01	387.161	
		070	Fondo para la Educación Ley N° 20.630		159.294.135	
	03		**A Otras Entidades Públicas**		**1.520.224.071**	**10**
		101	Transferencias y Devoluciones Varias	01, 12	278.377	
		103	Anticipos Ley N° 13.196	01		10
		104	Provisión para Financiamientos Comprometidos	13	1.177.863.203	
		105	Tribunal Constitucional Ley N° 17.997		4.556.266	
		107	Aporte al Fondo Común Municipal	14	21.203.960	
		108	Tarifas de Cargo Fiscal en Acuerdos, Convenios o Tratados Internacionales		3.107.383	
		110	Consejo para la Transparencia	15	5.359.186	
		111	Tribunal Calificador de Elecciones	16	595.469	
		112	Tribunales Electorales Regionales	17	3.910.001	
		120	Programa Contingencia contra el Desempleo	18	10	
		121	Tribunal de Defensa de la Libre Competencia	19	1.729.560	
		123	Bonificaciones y Asignaciones Variables	20	227.115.000	
		125	Aporte para Bonificación a Personal Municipal Zonas Extremas Ley N° 20.198		2.892.331	
		126	Aporte para Bonificación a Personal Asistentes de la Educación Zonas Extremas Ley N° 20.313		5.301.405	
		133	Instituto Nacional de Derechos Humanos	21	3.823.637	
		134	Tribunales Ambientales	22	4.012.564	
		228	De Aportes al Fondo Ley N° 20.444	01	10	
		244	Municipalidades Art. 129 bis 19 Código de Aguas	01	3.441.912	

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
24	03	249	Bonificación retiro voluntario funcionarios municipales Ley N° 20.649		7.049.897	
		250	Prestaciones bienestar a funcionarios municipales de salud Ley N° 20.647		1.854.000	
		251	Aporte para el pago de la asignación de mejoramiento de gestión municipal Ley N° 20.723	29	30.000.000	
		252	Fondo de Inversión Estratégica	23	16.129.900	
	07		**A Organismos Internacionales**		**10**	**12.887**
		001	Organismos Financieros Internacionales	01, 24	10	12.887
26			**OTROS GASTOS CORRIENTES**		**4.883.191**	**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**4.883.181**	**10**
		001	Cumplimiento de Sentencias Ejecutoriadas	01,25	10	10
		003	Indemnizaciones Artículo 1° Transitorio Ley N° 20.504		4.883.171	
	03		**2% Constitucional**	**26**	**10**	
		001	2% constitucional		10	
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**	**01**	**30**	**30**
	01		**Compra de Títulos y Valores**		**10**	**10**
	02		**Compra de Acciones y Participaciones de Capital**	**27**	**10**	**10**
	99		**Otros Activos Financieros**		**10**	**10**
33			**TRANSFERENCIAS DE CAPITAL**		**654.654.315**	**501.499**
	01		**Al Sector Privado**		**10**	
		028	De Aportes al Fondo Ley N° 20.444	01,11	10	
	02		**Al Gobierno Central**		**604.679.009**	**501.499**
		001	Patentes Mineras FNDR Ley N° 19.143	01	26.730.579	
		002	Fondo de Magallanes Ley N° 19.275	01,28	10.638.047	
		004	Recursos Fondo de Infraestructura		56.050.806	
		005	IVA Concesiones		219.681.595	
		016	Casinos de Juego Gobiernos Regionales Ley N° 19.995	01	23.180.260	
		040	Patentes Geotérmicas FNDR Ley N° 19.657	01	150.377	
		050	Al Fondo de Reserva de Pensiones	01		501.489
		060	Al Fondo de Estabilización Económica y Social	01		10
		080	Al Fondo de Apoyo Regional		185.400.000	
		144	Gobiernos Regionales Art. 129 bis 19 Código de Aguas	01	22.372.430	
		145	Fondo de Inversión y Reconversión Regional		58.500.000	
		146	Patentes de Acuicultura Gobiernos Regionales Ley N° 18.892	01	1.974.915	
	03		**A Otras Entidades Públicas**		**49.975.296**	
		001	Patentes Mineras Municipalidades Ley N° 19.143	01	26.730.579	
		016	Casinos de Juego Municipalidades Ley N° 19.995	01	23.180.260	
		040	Patentes Geotérmicas Municipalidades Ley N° 19.657	01	64.447	
		228	De Aportes al Fondo Ley N° 20.444	01	10	
35			**SALDO FINAL DE CAJA**		**5.000.000**	**2.000**

GLOSAS :

01 Excedible mediante Decretos del Ministerio de Hacienda que se dicten en la forma dispuesta en el Art. 70 del D.L. N° 1.263, de 1975. No obstante, se podrá exceder sin necesidad de Decreto, sancionándose posteriormente los excesos que se produzcan.

02 Con cargo a estos recursos, el Tesorero General de la República podrá efectuar los pagos por concepto de prestación de servicios en la gestión de activos y pasivos financieros y en la emisión de deuda. Asimismo, podrá efectuar los pagos de las asesorías que presten los organismos financieros internacionales, incluidos los convenios de asistencia técnica y la realización de estudios por parte de dichos organismos financieros, comprendidos tanto

en convenios generales, como específicos. Los estudios y asistencia técnica específica que se acuerden conforme a un convenio general, serán identificados y aprobados por la Dirección de Presupuestos. Además, incluye los recursos para los pagos de las asesorías de gestión de riesgos y la contratación de la cobertura de los mismos, conforme a los convenios que suscriba el Ministro de Hacienda. Copias de los estudios contratados con cargo a esta asignación serán enviadas a la Comisión Especial Mixta de Presupuestos, en un plazo no superior a 30 días de aprobados los respectivos informes finales.

03 1.- Con cargo a estos recursos, durante el año 2015 se podrán otorgar 1.423 nuevas pensiones conforme a la Ley N° 18.056, las que se incrementarán en el número de pensiones extinguidas en el año 2014 que no se hubieren utilizado para decretar nuevos beneficios y en el número de las que se extingan en el ejercicio 2015, de acuerdo a las instrucciones que imparta el Ministerio de Hacienda. De estas pensiones, 632 serán otorgadas a personas que tengan no menos de 55 años y no más de 65 años de edad.

En el caso de aquellas personas que trabajaron como pirquineros o chinchorreros, deberán acreditar una antigüedad mínima de 10 años de ejercicio de la actividad u oficio respectivo, acreditando haber egresado de ésta a partir del año 1997.

En el caso de los ex trabajadores que prestaron servicios a través de empresas contratistas a ENACAR, deberán acreditar haber egresado entre los años 1992 y 2000.

Entre los antecedentes necesarios para acreditar el cumplimiento de los requisitos precedentemente señalados, se deberá adjuntar un informe socioeconómico, elaborado por parte de los servicios que el Departamento de Acción Social del Ministerio del Interior y Seguridad Pública determine.

2.- El número o límite a que se refiere el numeral 1, podrá incrementarse hasta en 300 nuevas pensiones de gracia, para ser asignadas a los ex trabajadores de los yacimientos de las carboníferas de Lota ENACAR, SCHWAGER, ENACAR Carvile y ENACAR Colico Trongol, quienes adicionalmente a los requisitos generales para impetrar el beneficio, deberán cumplir las siguientes exigencias:

a) Tener entre 45 y 65 años de edad al momento de la postulación.
b) Acreditar una antigüedad mínima de 10 años en el yacimiento respectivo, o de 5 años, para quienes hayan sido parte de programas de empleo.
c) Haber egresado del yacimiento entre los años 1992 y 1997, para los ex trabajadores del yacimiento Lota ENACAR S.A., entre los años 1990 y 1994, para ex trabajadores del yacimiento SCHWAGER, y entre los años 1992 y 2008, para ex trabajadores de ENACAR Carvile y ENACAR Colico Trongol.

Los antecedentes necesarios para acreditar el cumplimiento de los requisitos precedentemente señalados deberán ser presentados al Departamento de Acción Social del Ministerio del Interior y Seguridad Pública.

04 El Tesorero General de la República podrá girar de estos recursos para traspasarlos a la cuenta de Tesorería N° 9.070, para el pago del desahucio dispuesto en el Estatuto Administrativo.

05 Con cargo a estos recursos, el Tesorero General de la República podrá efectuar aportes al Fondo Bono Laboral, conforme a lo dispuesto en el Art. 6° letra c) de la Ley N° 20.305.

06 De acuerdo con lo dispuesto en el Título VII del D.L. N° 3.500, de 1980.

07 Para efectuar pagos en conformidad a lo establecido en el Art. 148 de la Ley N° 18.834.

08 Incluye pagos inherentes a la tramitación de herencias yacentes. Las resoluciones pertinentes no necesitarán ser suscritas por el Ministro de Hacienda.

09 Las cuotas que correspondan por concepto de indemnizaciones determinadas conforme a la Ley N° 19.568, serán documentadas mediante pagarés reajustables de Tesorería, expresados en unidades de fomento, en la forma establecida en los Decretos N°s 946, de 2000, y 795, de 2001, ambos del Ministerio de Hacienda.

10 Con cargo a esta asignación se pagará la bonificación establecida en el Art. 20 O del D.L. N° 3.500, de 1980, introducido por el número 13 del Art. 91 de la Ley N° 20.255.

11 Con cargo a estos recursos, el Tesorero General de la República podrá transferir a los respectivos beneficiarios, las donaciones efectuadas al Fondo Nacional de la Reconstrucción para financiar obras específicas de naturaleza privada.

12 Además, con este ítem se efectuarán los pagos del reajuste que proceda por aplicación del inciso final del Art. 60 del D.L. N° 3.063, de 1979, sobre Rentas Municipales.

13 Pudiendo efectuarse aportes a organismos del sector público, definidos en el D.L. Nº 1.263, de 1975, o incluidos en la presente ley, que determine el Ministerio de Hacienda, los que no podrán exceder de $ 173.000.000 miles.

14 Incluye $ 9.203.960 miles, en conformidad a lo dispuesto en el Art. 35 letra b) del D.L. Nº 3.063, de 1979, sobre Rentas Municipales.
El resto de los recursos consultados en esta asignación serán distribuidos de igual manera que el monto señalado en el párrafo anterior.
Asimismo, facúltese al Servicio de Tesorerías para que, con cargo a disponibilidad de caja de recursos fiscales, pueda efectuar avances al Fondo Común Municipal, excepto para los municipios identificados en el Art. 14 de la Ley Nº 18.695, reembolsables dentro del año fiscal 2015, en aquellos meses en los cuales el monto a entregar al conjunto de los municipios sea inferior al 80% del monto promedio mensual recibido por concepto de anticipo el año 2014. Para cada municipio, el monto de la suma del anticipo y el avance, en los meses que se otorgue, no podrá ser superior al 80% del monto promedio mensual recibido por concepto de anticipo el año 2014. Los montos de los avances y reembolsos de recursos serán determinados en el mes de diciembre de 2014, por la Subsecretaría de Desarrollo Regional y Administrativo del Ministerio del Interior y Seguridad Pública, lo que será informado al Servicio de Tesorerías en conjunto con la Dirección de Presupuestos en la misma oportunidad que se efectúe la comunicación a que se refiere el inciso segundo del Art. 60 del D.L. Nº 3.063, de 1979.
Trimestralmente, la Tesorería informará a la Comisión de Hacienda de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos de los anticipos realizados y del saldo restante por girar al municipio, tanto en cuanto al monto, así como en el porcentaje de los recursos que le correspondería recibir del Fondo Común Municipal.

15 En conformidad a lo dispuesto en la Ley Nº 20.285. Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso de personal, que demande la ejecución de esta asignación. El presupuesto correspondiente será sancionado por resolución de la Dirección de Presupuestos en el mes de diciembre de 2014.

16 En cumplimiento de las Leyes Nºs 18.460 y 18.604. El presupuesto correspondiente será sancionado por resolución de la Dirección de Presupuestos en el mes de diciembre de 2014.

17 En cumplimiento de la Ley Nº 18.593. Los presupuestos correspondientes serán sancionados por resolución de la Dirección de Presupuestos en el mes de diciembre de 2014.

18 Excedible mediante decretos del Ministerio de Hacienda expedidos en la forma dispuesta en el Art. 70 del D.L. Nº 1.263, de 1975, por el monto de recursos necesarios para financiar un número tal de empleos que, sumados a los generados a través de los programas y proyectos incluidos en los presupuestos institucionales incorporados en la presente ley, permita alcanzar 100.000 empleos durante el tercer trimestre del año. Los decretos sólo podrán dictarse cuando se cumplan las tasas de desempleo establecidas en el Art. 3º de la Ley Nº 20.128 o cuando dicha tasa sea superior al 9% y el Ministerio de Hacienda prevea que en el transcurso de los próximos tres meses la tasa pudiere mantenerse por sobre ese nivel. También se podrán contratar empleos de emergencia de un mínimo de seis meses.
El monto de incremento efectivo que se disponga para el Programa conforme al párrafo anterior, se considerará utilización de la autorización de aumento de gasto de 10% contenida en el inciso tercero del Art. 4º de esta ley.
Los excesos que se produzcan por aplicación de lo señalado precedentemente deberán ser regularizados dentro de los treinta días siguientes al de tramitación del decreto que los disponga con reasignaciones presupuestarias, con mayores ingresos tributarios, con el producto de la venta de activos y con la incorporación de mayor saldo inicial de caja de la Partida Tesoro Público.
Con cargo a estos recursos, se podrán efectuar aportes a organismos del Sector Público para desarrollar programas o proyectos de inversión intensivos en uso de mano de obra y al programa Proempleo del Ministerio del Trabajo y Previsión Social.
La Dirección de Presupuestos proporcionará mensualmente a las Comisiones de Hacienda de la Cámara de Diputados y del Senado, información detallada de los suplementos de

recursos que reciba este programa y de los egresos y transferencias que se realicen con cargo a él, acompañando copia de los decretos que dispongan los respectivos traspasos. La información deberá remitirse dentro de los quince días siguientes al término del respectivo mes.

19 En cumplimiento de la Ley N° 19.911. Los presupuestos correspondientes serán sancionados por resolución de la Dirección de Presupuestos en el mes de diciembre de 2014.

20 Con cargo a estos recursos, mediante decretos del Ministerio de Hacienda, podrá incrementarse el Aporte Fiscal de los organismos del Sector Público incluidos en el programa 05 de esta Partida, en la cantidad necesaria para solventar el pago de aquellas bonificaciones, asignaciones o similares, cuya procedencia y monto están asociadas al cumplimiento de objetivos, metas o rendimientos, de acuerdo a las disposiciones legales pertinentes, y que son resueltas durante el año 2015.

21 En cumplimiento de lo dispuesto en la Ley N° 20.405. Con cargo a estos recursos, se podrá financiar todo tipo de gastos, incluso de personal, que demande la ejecución de esta asignación. El Presupuesto correspondiente será sancionado mediante resolución de la Dirección de Presupuestos en el mes de diciembre de 2014.

22 En cumplimiento de la Ley N° 20.600. Los presupuestos correspondientes serán sancionados por resolución de la Dirección de Presupuestos en el mes de diciembre de 2014.

23 Con cargo a los recursos incluidos en esta asignación, el Ministerio de Economía, Fomento y Turismo podrá celebrar convenios con instituciones del sector público para efectos de su ejecución, los que podrán ser suscritos a partir de la publicación de esta ley. En dichos convenios se podrá comprometer, además, con cargo a presupuestos futuros, hasta un máximo de $ 30.720.363 miles para ser pagados el año 2016.
Mediante decretos supremos dictados por el Ministerio de Economía, Fomento y Turismo, los que serán expedidos mediante la fórmula "Por Orden de la Presidenta de la República", suscritos además por el Ministerio de Hacienda, se efectuará la distribución de estos recursos directamente a los organismos ejecutores incluidos en dichos Convenios.
Con cargo a esta asignación, se podrán financiar los gastos de operación necesarios para la implementación de los proyectos en los organismos ejecutores, incluyendo gastos en personal y consumo, los que no podrán superar el 3% del gasto total de cada convenio.
Mediante Resolución del Ministro de Economía, Fomento y Turismo, visada por el Ministerio de Hacienda, dictada a más tardar en el mes de diciembre de 2014, se establecerán los procedimientos de operación del Fondo, incluyendo entre otros, la conformación de un Comité para la definición de iniciativas, la priorización de proyectos, la determinación de los organismos ejecutores, rendiciones y devoluciones.

24 Con cargo a estos recursos, el Tesorero General de la República podrá pagar a los organismos financieros internacionales las cuotas o contribuciones, periódicas o especiales, reembolsables o no reembolsables.

25 Las resoluciones de pago que se dicten, conforme lo dispone la letra m) del Art. 2° del D.L. N° 3.346, de 1980, no necesitarán ser suscritas por el Ministro de Hacienda.

26 Los Decretos respectivos serán expedidos a través del Ministerio de Hacienda.

27 Con cargo a estos recursos, el Tesorero General de la República podrá pagar a los organismos financieros internacionales los aumentos de capital acordados, conforme a sus normativas específicas.

28 Trimestralmente, el Ministerio de Hacienda informará a las Comisiones de Hacienda de la Cámara de Diputados y del Senado, los recursos mensualmente ingresados al Fondo de Desarrollo de Magallanes, Ley N° 19.275.

29 La Subsecretaría de Desarrollo Regional y Administrativo, mediante resolución que será visada por la Dirección de Presupuestos, determinará los montos que a cada municipalidad le corresponda. Para estos efectos, las municipalidades deberán acreditar, mediante certificación del respectivo secretario municipal, la dotación efectiva de personal considerando los funcionarios de planta y contrata, el costo involucrado en función de los incrementos dispuestos para los años 2014 y 2015, y los otros antecedentes que dicha Subsecretaría requiera, en los plazos que disponga.

TESORO PÚBLICO
FISCO
Servicio de la Deuda Pública

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			GASTOS		**2.065.161.235**	**151.489**
28			**APORTE FISCAL PARA SERVICIO DE LA DEUDA**	**01**	**166.504.135**	
	01		**Amortización Deuda Interna**		**30.932.002**	
		003	Educación Superior		20.400.962	
		025	Empresa de los Ferrocarriles del Estado		9.611.858	
		029	Subsecretaría de Economía y Empresas de Menor Tamaño		367.848	
		031	Superintendencia de Valores y Seguros		88.749	
		036	Consejo Nacional de Televisión		50.374	
		042	Subsecretaría de Energía		259.639	
		044	Superintendencia de Salud		152.572	
	02		**Amortización Deuda Externa**		**80.644.754**	
		002	Subsecretaría de Desarrollo Regional y Administrativo		34.312.616	
		009	Secretaría y Administración General		1.358.955	
		012	Subsecretaría de Educación		1.050.560	
		041	Empresa de los Ferrocarriles del Estado		27.718.694	
		047	Secretaría General de Gobierno		195.731	
		049	Inversión Sectorial de Salud		1.577.042	
		050	Dirección Nacional de Servicio Civil		98.097	
		060	Transantiago		145.277	
		062	Proyecto de Fortalecimiento Institucional, Poder Judicial		584.704	
		063	Biblioteca del Congreso		139.079	
		065	Dirección General de Relaciones Económicas Internacionales		171.559	
		068	Subsecretaría de Previsión Social		1.478.093	
		071	Contraloría General de la República		581.663	
		073	Subsecretaría de Economía y Empresas de Menor Tamaño.		3.839.279	
		074	Dirección de Presupuestos		2.937.294	
		083	Servicio Nacional del Adulto Mayor		327.471	
		084	Secretaría y Administración General Ministerio de Obras Públicas		511.502	
		086	Subsecretaría de Prevención del Delito		296.947	
		087	Consejo de Defensa del Estado		42.280	
		088	Corporación Nacional de Desarrollo Indígena		3.277.911	
	03		**Intereses Deuda Interna**		**43.410.198**	
		003	Educación Superior		2.806.998	
		025	Empresa de los Ferrocarriles del Estado		39.878.739	
		029	Subsecretaría de Economía y Empresas de Menor Tamaño		291.240	
		031	Superintendencia de Valores y Seguros		71.904	
		036	Consejo Nacional de Televisión		8.560	
		042	Subsecretaría de Energía		84.501	
		044	Superintendencia de Salud		268.256	
	04		**Intereses Deuda Externa**		**11.517.156**	
		002	Subsecretaría de Desarrollo Regional y Administrativo		6.101.895	
		009	Secretaría y Administración General		92.226	
		012	Subsecretaría de Educación		574.498	
		041	Empresa de los Ferrocarriles del Estado		1.452.691	
		047	Secretaría General de Gobierno		99.951	
		049	Inversión Sectorial de Salud		272.705	
		050	Dirección Nacional de Servicio Civil		11.614	

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
28	**04**	060	Transantiago		25.405	
		062	Proyecto de Fortalecimiento Institucional CAPJ		47.387	
		063	Biblioteca del Congreso		18.288	
		065	Dirección General de Relaciones Económicas Internacionales		50.237	
		068	Subsecretaría de Previsión Social		73.511	
		071	Contraloría General de la República		170.924	
		073	Subsecretaría de Economía y Empresas de Menor Tamaño		946.838	
		074	Dirección de Presupuestos		216.178	
		083	Servicio Nacional del Adulto Mayor		64.185	
		084	Secretaría y Administración General Ministerio de Obras Públicas		14.834	
		086	Subsecretaría de Prevención del Delito		30.137	
		088	Corporación Nacional de Desarrollo Indígena		1.138.718	
		089	Sistema Integrado de Comercio Exterior (SICEX)		42.264	
		090	Servicio Nacional de Capacitación y Empleo		72.670	
	06		**Otros Gastos Financieros Deuda Externa**		**25**	
		089	Sistema Integrado de Comercio Exterior (SICEX)		25	
34			**SERVICIO DE LA DEUDA**	**01**	**1.898.657.100**	**151.489**
	01		**Amortización Deuda Interna**		**1.120.574.624**	**10**
	02		**Amortización Deuda Externa**		**10**	**28.516**
	03		**Intereses Deuda Interna**		**752.345.160**	**10**
	04		**Intereses Deuda Externa**		**25.737.286**	**122.687**
	05		**Otros Gastos Financieros Deuda Interna**	**02**	**10**	**10**
	06		**Otros Gastos Financieros Deuda Externa**	**02**	**10**	**256**

GLOSAS :

01 Excedible mediante Decretos del Ministerio de Hacienda que se dicten en la forma dispuesta en el Art. 70 del D.L. Nº 1.263, de 1975. No obstante, se podrá exceder sin necesidad de Decreto, sancionándose posteriormente los excesos que se produzcan. Además, podrá anticiparse el pago de capital, intereses y otros gastos financieros del servicio de la deuda del Fisco.

02 Con cargo a este ítem se pagarán los gastos por concepto de cumplimiento de compromisos por operaciones accesorias al servicio de la deuda.

GASTO FISCAL
APORTE A LOS ORGANISMOS
DEL SECTOR PÚBLICO

TESORO PÚBLICO
FISCO
Aporte Fiscal Libre

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	05

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			GASTOS		**28.893.016.183**	**483.069**
27			**APORTE FISCAL LIBRE**		**28.893.016.183**	**483.069**
	01		**PRESIDENCIA DE LA REPÚBLICA**		**16.815.182**	
		001	Presidencia de la República		16.815.182	
	02		**CONGRESO NACIONAL**		**112.143.699**	
		001	Senado		38.573.354	
		002	Cámara de Diputados		61.652.576	
		003	Biblioteca del Congreso		10.983.617	
		004	Consejo Resolutivo de Asignaciones Parlamentarias		934.152	
	03		**PODER JUDICIAL**		**415.167.016**	
		001	Poder Judicial		304.355.986	
		003	Corporación Administrativa del Poder Judicial		107.463.208	
		004	Academia Judicial		3.347.822	
	04		**CONTRALORÍA GENERAL DE LA REPÚBLICA**		**65.214.774**	
		001	Contraloría General de la República		65.214.774	
	05		**MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA**		**2.316.339.904**	**44.149**
		002	Servicio de Gobierno Interior		65.883.628	
		003	Servicio Electoral		8.925.017	
		004	Oficina Nacional de Emergencia		13.705.568	
		005	Subsecretaría de Desarrollo Regional y Administrativo		422.572.437	
		007	Agencia Nacional de Inteligencia		5.457.595	
		008	Subsecretaría de Prevención del Delito		54.717.806	
		009	Servicio Nacional para Prevención y Rehabilitación Consumo de Drogas y Alcohol		58.596.196	
		010	Subsecretaría del Interior		75.846.189	
		031	Carabineros de Chile		869.222.560	44.149
		033	Policía de Investigaciones de Chile		254.306.893	
		061	Gobierno Regional Región I Tarapacá		21.187.381	
		062	Gobierno Regional Región II Antofagasta		28.401.711	
		063	Gobierno Regional Región III Atacama		24.361.460	
		064	Gobierno Regional Región IV Coquimbo		30.554.112	
		065	Gobierno Regional Región V Valparaíso		38.800.029	
		066	Gobierno Regional Región VI Libertador General Bernardo O'Higgins		25.465.697	
		067	Gobierno Regional Región VII Maule		34.023.854	
		068	Gobierno Regional Región VIII Biobío		55.368.888	
		069	Gobierno Regional Región IX La Araucanía		45.287.839	
		070	Gobierno Regional Región X Los Lagos		30.598.740	
		071	Gobierno Regional Región XI Aysén del General Carlos Ibáñez del Campo		23.905.069	
		072	Gobierno Regional Región XII Magallanes y Antártica Chilena		23.792.922	
		073	Gobierno Regional Región Metropolitana de Santiago		66.577.950	
		074	Gobierno Regional Región XIV Los Ríos		22.472.325	
		075	Gobierno Regional Región XV Arica y Parinacota		16.308.038	
	06		**MINISTERIO DE RELACIONES EXTERIORES**		**71.833.303**	**209.589**
		001	Secretaría y Administración General y Servicio Exterior		27.514.144	175.474

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
27	06	002	Dirección General de Relaciones Económicas Internacionales		24.201.078	34.115
		003	Dirección de Fronteras y Límites del Estado		9.520.098	
		004	Instituto Antártico Chileno		4.117.886	
		005	Agencia de Cooperación Internacional de Chile		6.480.097	
	07		**MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO**		**316.170.459**	
		001	Subsecretaría de Economía y Empresas de Menor Tamaño		157.003.067	
		002	Servicio Nacional del Consumidor		9.556.944	
		003	Subsecretaría de Pesca y Acuicultura		28.716.899	
		004	Servicio Nacional de Pesca y Acuicultura		26.178.014	
		006	Corporación de Fomento de la Producción		3.574.100	
		007	Instituto Nacional de Estadísticas		31.707.003	
		008	Fiscalía Nacional Económica		5.627.151	
		009	Servicio Nacional de Turismo		23.535.815	
		016	Servicio de Cooperación Técnica		10.582.407	
		021	Comité de Inversiones Extranjeras		3.078.221	
		023	Instituto Nacional de Propiedad Industrial		6.057.584	
		024	Subsecretaría de Turismo		6.262.461	
		025	Superintendencia de Insolvencia y Reemprendimiento		4.290.793	
	08		**MINISTERIO DE HACIENDA**		**345.399.155**	
		001	Secretaría y Administración General		21.186.399	
		002	Dirección de Presupuestos		20.824.300	
		003	Servicio de Impuestos Internos		137.679.721	
		004	Servicio Nacional de Aduanas		61.110.790	
		005	Servicio de Tesorerías		47.777.341	
		007	Dirección de Compras y Contratación Pública		7.762.401	
		008	Superintendencia de Valores y Seguros		14.687.153	
		015	Dirección Nacional del Servicio Civil		9.717.580	
		016	Unidad de Análisis Financiero		2.334.465	
		017	Superintendencia de Casinos de Juego		4.048.199	
		030	Consejo de Defensa del Estado		18.270.806	
	09		**MINISTERIO DE EDUCACIÓN**		**7.756.058.389**	
		001	Subsecretaría de Educación		5.992.467.303	
		002	Superintendencia de Educación		19.089.091	
		003	Agencia de Calidad de la Educación		33.630.147	
		005	Dirección de Bibliotecas, Archivos y Museos		47.732.953	
		008	Comisión Nacional de Investigación Científica y Tecnológica		238.856.268	
		009	Junta Nacional de Auxilio Escolar y Becas		791.014.784	
		011	Junta Nacional de Jardines Infantiles		531.737.421	
		015	Consejo Nacional de Educación		1.951.612	
		016	Consejo Nacional de la Cultura y las Artes		99.578.810	
	10		**MINISTERIO DE JUSTICIA**		**867.074.620**	
		001	Secretaría y Administración General		169.464.190	
		002	Servicio de Registro Civil e Identificación		6.252.443	
		003	Servicio Médico Legal		33.949.921	
		004	Gendarmería de Chile		375.165.428	
		007	Servicio Nacional de Menores		234.693.576	
		009	Defensoría Penal Pública		47.549.062	
	11		**MINISTERIO DE DEFENSA NACIONAL**		**1.029.840.242**	**229.331**
		001	Ejército de Chile		476.034.437	35.785
		005	Armada de Chile		333.894.062	77.770
		009	Fuerza Aérea de Chile		187.537.193	86.121
		018	Dirección General de Movilización Nacional		1.377.972	
		019	Instituto Geográfico Militar		1.737.158	
		020	Servicio Hidrográfico y Oceanográfico de la Armada de Chile		3.389.303	

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
27	11	022	Servicio Aerofotogramétrico de la FACH		1.305.980	
		023	Subsecretaría para las Fuerzas Armadas		12.070.772	
		024	Subsecretaría de Defensa		3.790.467	
		025	Estado Mayor Conjunto		8.702.898	29.655
	12		**MINISTERIO DE OBRAS PÚBLICAS**		**1.825.031.654**	
		001	Secretaría y Administración General		19.279.863	
		002	Dirección General de Obras Públicas		1.780.872.144	
		004	Dirección General de Aguas		13.440.082	
		005	Instituto Nacional de Hidráulica		1.540.889	
		007	Superintendencia de Servicios Sanitarios		9.898.676	
	13		**MINISTERIO DE AGRICULTURA**		**391.061.214**	
		001	Subsecretaría de Agricultura		58.242.718	
		002	Oficina de Estudios y Políticas Agrarias		5.574.159	
		003	Instituto de Desarrollo Agropecuario		173.653.096	
		004	Servicio Agrícola y Ganadero		80.410.508	
		005	Corporación Nacional Forestal		62.266.405	
		006	Comisión Nacional de Riego		10.914.328	
	14		**MINISTERIO DE BIENES NACIONALES**		**10.282.844**	
		001	Subsecretaría de Bienes Nacionales		10.282.844	
	15		**MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL**		**6.034.355.415**	
		001	Subsecretaría del Trabajo		18.281.493	
		002	Dirección del Trabajo		56.190.579	
		003	Subsecretaría de Previsión Social		6.729.096	
		005	Servicio Nacional de Capacitación y Empleo		195.229.819	
		006	Superintendencia de Seguridad Social		10.948.733	
		007	Superintendencia de Pensiones		13.155.777	
		009	Instituto de Previsión Social		4.359.687.277	
		010	Instituto de Seguridad Laboral		2.825.370	
		013	Caja de Previsión de la Defensa Nacional		870.980.666	
		014	Dirección de Previsión de Carabineros de Chile		500.326.605	
	16		**MINISTERIO DE SALUD**		**3.770.921.033**	
		002	Fondo Nacional de Salud		2.963.338.306	
		004	Instituto de Salud Pública de Chile		12.983.750	
		009	Subsecretaría de Salud Pública		190.243.485	
		010	Subsecretaría de Redes Asistenciales		593.024.044	
		011	Superintendencia de Salud		11.331.448	
	17		**MINISTERIO DE MINERÍA**		**41.018.738**	
		001	Secretaría y Administración General		11.884.370	
		002	Comisión Chilena del Cobre		4.355.104	
		003	Servicio Nacional de Geología y Minería		24.779.264	
	18		**MINISTERIO DE VIVIENDA Y URBANISMO**		**1.626.839.155**	
		001	Subsecretaría de Vivienda y Urbanismo		207.170.500	
		002	Parque Metropolitano		16.660.795	
		021	Serviu I Región		50.396.759	
		022	Serviu II Región		28.523.712	
		023	Serviu III Región		20.876.181	
		024	Serviu IV Región		59.049.760	
		025	Serviu V Región		162.833.785	
		026	Serviu VI Región		84.744.715	
		027	Serviu VII Región		113.471.341	
		028	Serviu VIII Región		218.973.029	
		029	Serviu IX Región		121.866.888	
		030	Serviu X Región		79.877.941	
		031	Serviu XI Región		21.471.110	
		032	Serviu XII Región		27.208.825	

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
27	**18**	033	Serviu Región Metropolitana		333.092.117	
		034	Serviu XIV Región		44.277.062	
		035	Serviu XV Región		36.344.635	
	19		**MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES**		**824.923.701**	
		001	Secretaría y Administración General de Transportes		805.702.669	
		002	Subsecretaría de Telecomunicaciones		18.081.817	
		003	Junta Aeronáutica Civil		1.139.215	
	20		**MINISTERIO SECRETARÍA GENERAL DE GOBIERNO**		**24.226.880**	
		001	Secretaría General de Gobierno		16.689.271	
		002	Consejo Nacional de Televisión		7.537.609	
	21		**MINISTERIO DE DESARROLLO SOCIAL**		**591.958.915**	
		001	Subsecretaría de Servicios Sociales		310.637.019	
		002	Fondo de Solidaridad e Inversión Social		58.390.661	
		004	Servicio Nacional de la Mujer		40.913.448	
		005	Instituto Nacional de la Juventud		7.398.800	
		006	Corporación Nacional de Desarrollo Indígena		114.856.956	
		007	Servicio Nacional de la Discapacidad		13.905.582	
		008	Servicio Nacional del Adulto Mayor		27.113.478	
		009	Subsecretaría de Evaluación Social		18.742.971	
	22		**MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA**		**13.715.667**	
		001	Secretaría General de la Presidencia de la República		13.715.667	
	23		**MINISTERIO PÚBLICO**		**144.334.418**	
		001	Ministerio Público		144.334.418	
	24		**MINISTERIO DE ENERGÍA**		**124.570.115**	
		001	Subsecretaría de Energía		99.252.886	
		002	Comisión Nacional de Energía		4.985.955	
		003	Comisión Chilena de Energía Nuclear		8.788.302	
		004	Superintendencia de Electricidad y Combustibles		11.542.972	
	25		**MINISTERIO DEL MEDIO AMBIENTE**		**44.176.677**	
		001	Subsecretaría del Medio Ambiente		27.053.058	
		002	Servicio de Evaluación Ambiental		11.082.661	
		003	Superintendencia del Medio Ambiente		6.040.958	
	26		**MINISTERIO DEL DEPORTE**		**113.543.014**	
		001	Subsecretaría del Deporte		5.570.409	
		002	Instituto Nacional de Deportes		107.972.605	

TESORO PÚBLICO
FISCO
Fondo de Reserva de Pensiones

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	06

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS			**729.459**
06			**RENTAS DE LA PROPIEDAD**			**223.450**
	03		**Intereses**			**223.450**
		051	Intereses			223.440
		052	Ganancias de Capital			10
11			**VENTA DE ACTIVOS FINANCIEROS**			**4.510**
	01		**Venta o Rescate de Títulos y Valores**			**4.500**
	99		**Otros Activos Financieros**			**10**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**			**501.499**
	02		**Del Gobierno Central**			**501.499**
		050	De Operaciones Complementarias			501.489
		060	Del Fondo de Estabilización Económica Social			10
			GASTOS			**729.459**
22			**BIENES Y SERVICIOS DE CONSUMO**	**01**		**4.500**
24			**TRANSFERENCIAS CORRIENTES**			**10**
	02		**Al Gobierno Central**	**01**		**10**
		050	A Ingresos Generales de la Nación			10
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**	**01**		**724.949**
	01		**Compra de Títulos y Valores**			**724.939**
	99		**Otros Activos Financieros**			**10**

GLOSA :

01 Excedible mediante Decretos del Ministerio de Hacienda, que se dicten en la forma dispuesta en el Art. 70 del D.L. Nº 1.263, de 1975. No obstante, se podrá exceder sin necesidad de Decreto, sancionándose posteriormente los excesos que se produzcan.

TESORO PÚBLICO
FISCO
Fondo de Estabilización Económica y Social

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	07

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS			**263.906**
06			**RENTAS DE LA PROPIEDAD**			**261.086**
	03		**Intereses**			**261.086**
		061	Intereses			261.076
		062	Ganancias de Capital			10
11			**VENTA DE ACTIVOS FINANCIEROS**			**2.810**
	01		**Venta o Rescate de Títulos y Valores**			**2.800**
	99		**Otros Activos Financieros**			**10**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**			**10**
	02		**Del Gobierno Central**			**10**
		050	De Operaciones Complementarias			10
			GASTOS			**263.906**
22			**BIENES Y SERVICIOS DE CONSUMO**	**01**		**2.810**
24			**TRANSFERENCIAS CORRIENTES**			**10**
	02		**Al Gobierno Central**	**01**		**10**
		060	A Ingresos Generales de la Nación			10
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**	**01**		**261.076**
	01		**Compra de Títulos y Valores**			**261.066**
	99		**Otros Activos Financieros**			**10**
33			**TRANSFERENCIAS DE CAPITAL**			**10**
	02		**Al Gobierno Central**	**01**		**10**
		050	Al Fondo de Reserva de Pensiones			10

GLOSA :

01 Excedible mediante Decretos del Ministerio de Hacienda, que se dicten en la forma dispuesta en el Art. 70 del D.L. Nº 1.263, de 1975. No obstante, se podrá exceder sin necesidad de Decreto, sancionándose posteriormente los excesos que se produzcan.

TESORO PÚBLICO
FISCO
Fondo para la Educación

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	08

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**30**	**327.818**
06			**RENTAS DE LA PROPIEDAD**		**10**	**55.530**
	03		**Intereses**		**10**	**55.530**
		061	Intereses		10	55.530
11			**VENTA DE ACTIVOS FINANCIEROS**		**20**	**272.288**
	01		**Venta o Rescate de Títulos y Valores**		**10**	**272.298**
	03		**Operaciones de Cambio**		**10**	**–10**
			GASTOS		**30**	**327.818**
22			**BIENES Y SERVICIOS DE CONSUMO**	**01**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**10**	**272.298**
	02		**Al Gobierno Central**	**01**	**10**	**272.298**
		071	A Ingresos Generales de la Nación		10	272.298
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**	**01**	**20**	**55.510**
	01		**Compra de Títulos y Valores**		**20**	**55.500**
	99		**Otros Activos Financieros**			**10**

GLOSA :

01 Excedible mediante Decretos del Ministerio de Hacienda, que se dicten en la forma dispuesta en el Art. 70 del D.L. N° 1.263, de 1975. No obstante, se podrá exceder sin necesidad de Decreto, sancionándose posteriormente los excesos que se produzcan.

TESORO PÚBLICO
FISCO
Fondo de Apoyo Regional

PARTIDA	:	50
CAPÍTULO	:	01
PROGRAMA	:	09

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**275.723.659**
11			**VENTA DE ACTIVOS FINANCIEROS**		**31.280.311**
	01		**Venta o Rescate de Títulos y Valores**		**31.280.311**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**244.443.348**
	02		**Del Gobierno Central**		**244.443.348**
		050	De Operaciones Complementarias		185.400.000
		090	De Subsidio Nacional al Transporte Público		59.043.348
			GASTOS		**275.723.659**
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**		**48.404.040**
	01		**Compra de Títulos y Valores**	**01**	**48.404.040**
33			**TRANSFERENCIAS DE CAPITAL**		**227.319.619**
	02		**Al Gobierno Central**		**227.319.609**
		003	Subsecretaría de Desarrollo Regional y Administrativo	02	227.319.599
		008	Empresa de los Ferrocarriles del Estado	01	10
	03		**A Otras Entidades Públicas**		**10**

GLOSAS :

01 Excedible mediante Decretos del Ministerio de Hacienda que se dicten en la forma dispuesta en el Art. 70 del D.L. Nº 1.263, de 1975. No obstante, se podrá exceder sin necesidad de Decreto, sancionándose posteriormente los excesos que se produzcan.

02 Durante el año 2015, incluye $ 172.278.823 miles para ser distribuidos en los diferentes Gobiernos Regionales. Con el resto de los recursos, se constituirá una Provisión en la Subsecretaría de Desarrollo Regional y Administrativo, al cual podrán acceder los Gobiernos Regionales para el financiamiento de iniciativas de transporte, conectividad y desarrollo regional.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 01

PRESIDENCIA DE LA REPÚBLICA

LEY DE PRESUPUESTOS AÑO 2015

Partida : Presidencia de la República

Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	**16.973.154**
08	Otros Ingresos Corrientes	118.038
09	Aporte Fiscal	16.815.182
10	Venta de Activos No Financieros	38.934
15	Saldo Inicial de Caja	1.000
	GASTOS	**16.973.154**
21	Gastos en Personal	5.562.997
22	Bienes y Servicios de Consumo	7.276.514
24	Transferencias Corrientes	3.361.228
29	Adquisición de Activos No Financieros	509.795
31	Iniciativas de Inversión	261.620
35	Saldo Final de Caja	1.000

PRESIDENCIA DE LA REPÚBLICA

Presidencia de la República

Presidencia de la República (01)

PARTIDA	:	01
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**16.973.154**
08			**OTROS INGRESOS CORRIENTES**		**118.038**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**118.038**
09			**APORTE FISCAL**		**16.815.182**
	01		**Libre**		**16.815.182**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**38.934**
	03		**Vehículos**		**38.934**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**16.973.154**
21			**GASTOS EN PERSONAL**	02	**5.562.997**
22			**BIENES Y SERVICIOS DE CONSUMO**	03, 04	**7.276.514**
24			**TRANSFERENCIAS CORRIENTES**		**3.361.228**
	03		**A Otras Entidades Públicas**		**3.361.228**
		701	Apoyo Actividades Presidenciales	05	3.361.228
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**509.795**
	03		**Vehículos**		**170.634**
	04		**Mobiliario y Otros**		**29.388**
	05		**Máquinas y Equipos**		**125.248**
	06		**Equipos Informáticos**		**41.870**
	07		**Programas Informáticos**	06	**142.655**
31			**INICIATIVAS DE INVERSIÓN**		**261.620**
	02		**Proyectos**		**261.620**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 La contratación de personal a honorarios se efectuará mediante resoluciones del Director Administrativo de la Presidencia de la República, quien efectuará las visaciones dispuestas en el artículo 5° de la Ley N° 19.896.

02 Incluye :

a) Dotación máxima de personal — 357

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año

– Miles de $ — 625.974

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 35.904

d) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas — 9

– Miles de $ — 154.253

03 Incluye :

a) Capacitación y perfeccionamiento, Ley N° 18.575
   – Miles de $ 44.037

b) $ 1.786.881 miles para gastos reservados, Ley N° 19.863.

c) Recursos para financiar gastos de servicios de alimentación provistos por el casino del Palacio de la Moneda, conforme a las normas establecidas en el Decreto Supremo del Ministerio del Interior N° 291, de 2003.

04 Los contratos que se celebren para el suministro de bienes muebles y de los servicios que se requieren para el desarrollo de funciones de la Presidencia de la República, así como los actos aprobatorios de los mismos, serán suscritos por el Director Administrativo de la Presidencia de la República, con sujeción a lo dispuesto en la Ley N° 19.886, su reglamento, las instrucciones presupuestarias respectivas y demás normas aplicables.

05 Con cargo a este programa se podrá pagar los gastos de operación que requiera la ejecución del mismo, incluidos los de personal. Mensualmente se informará en la página web www.gobiernodechile.cl los gastos de personal y de otro tipo, que se efectúen con cargo a este ítem.
Asimismo, trimestralmente, se enviará un informe consolidado a la Comisión Especial Mixta de Presupuestos que contenga una especificación de los gastos en personal y de otro tipo que se haya incurrido con cargo a este ítem. La precitada información se remitirá dentro de los treinta días siguientes al término del respectivo trimestre.
Además, dicha información deberá remitirse electrónicamente a la Comisión Especial Mixta de Presupuestos, con igual periodicidad.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS
PARA EL AÑO 2015

PARTIDA 02

CONGRESO NACIONAL

LEY DE PRESUPUESTOS AÑO 2015
Partida : Congreso Nacional
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	112.713.824
07	Ingresos de Operación	4.706
08	Otros Ingresos Corrientes	407.946
09	Aporte Fiscal	112.301.066
12	Recuperación de Préstamos	106
	GASTOS	112.713.824
21	Gastos en Personal	59.689.577
22	Bienes y Servicios de Consumo	15.248.062
23	Prestaciones de Seguridad Social	579.305
24	Transferencias Corrientes	33.525.726
29	Adquisición de Activos No Financieros	2.107.886
31	Iniciativas de Inversión	1.405.901
34	Servicio de la Deuda	157.367

LEY DE PRESUPUESTOS AÑO 2015
Partida : Congreso Nacional
Miles de $

Sub-Título	Clasificación Económica	Senado	Cámara de Diputados	Biblioteca del Congreso	Consejo Resolutivo de Asignaciones Parlamentarias
	INGRESOS	38.748.402	61.814.297	11.216.973	934.152
07	Ingresos de Operación	–	–	4.706	–
08	Otros Ingresos Corrientes	175.048	161.721	71.177	–
09	Aporte Fiscal	38.573.354	61.652.576	11.140.984	934.152
12	Recuperación de Préstamos	–	–	106	–
	GASTOS	38.748.402	61.814.297	11.216.973	934.152
21	Gastos en Personal	18.606.490	31.401.039	8.831.540	850.508
22	Bienes y Servicios de Consumo	6.834.316	6.651.342	1.678.760	83.644
23	Prestaciones de Seguridad Social	93.401	404.830	81.074	–
24	Transferencias Corrientes	11.588.906	21.816.544	120.276	–
29	Adquisición de Activos No Financieros	984.156	844.075	279.655	–
31	Iniciativas de Inversión	641.133	696.467	68.301	–
34	Servicio de la Deuda	–	–	157.367	–

CONGRESO NACIONAL

Senado

Senado (01)

PARTIDA	:	02
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**38.748.402**
08			**OTROS INGRESOS CORRIENTES**		**175.048**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**137.916**
	99		**Otros**		**37.132**
09			**APORTE FISCAL**		**38.573.354**
	01		**Libre**		**38.573.354**
			GASTOS		**38.748.402**
21			**GASTOS EN PERSONAL**	**02**	**18.606.490**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**6.834.316**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**93.401**
	01		**Prestaciones Previsionales**		**93.401**
24			**TRANSFERENCIAS CORRIENTES**		**11.588.906**
	01		**Al Sector Privado**		**863.552**
		009	Aplicación Ley Nº 19.672		863.552
	03		**A Otras Entidades Públicas**	**04**	**10.691.405**
		001	Personal Apoyo Senadores		2.908.866
		002	Asesoría Externa Senadores		1.381.692
		003	Gastos Operacionales Senadores		3.839.600
		004	Personal Apoyo Comités		407.785
		005	Asesoría Externa Comités		1.187.076
		006	Gastos Operacionales Comités		10.234
		007	Otras Transferencias	05	956.152
	07		**A Organismos Internacionales**		**33.949**
		001	Asociación de Congresos		33.949
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**984.156**
	03		**Vehículos**		**16.892**
	04		**Mobiliario y Otros**		**27.122**
	05		**Máquinas y Equipos**		**369.968**
	06		**Equipos Informáticos**		**315.387**
	07		**Programas Informáticos**		**182.687**
	99		**Otros Activos no Financieros**		**72.100**
31			**INICIATIVAS DE INVERSIÓN**		**641.133**
	02		**Proyectos**		**641.133**

GLOSAS :

01 Dotación máxima de vehículos — 7

02 Incluye :
- a) Dotación máxima de personal — 370
- b) Autorización máxima para gastos en viáticos:
  - En territorio nacional, en Miles de $ — 4.867
  - En el exterior, en Miles de $ — 203.693
- c) Convenios con personas naturales
  - Miles de $ — 118.965

03 Incluye :
Capacitación y perfeccionamiento
– Miles de $ — 71.080

04 Con cargo a estos recursos se podrá efectuar todo tipo de gastos relacionados con la contratación de personal de apoyo, asesorías externas y gastos operacionales para los Senadores y Comités. No obstante y conforme a los principios que rigen la actividad parlamentaria, el monto, el destino, la reajustabilidad y los criterios de uso de los fondos públicos destinados por el Senado a financiar el ejercicio de la función parlamentaria, serán los determinados por el Consejo Resolutivo de Asignaciones Parlamentarias, de acuerdo a lo establecido en el artículo 66 de la Ley Nº 18.918, Orgánica Constitucional del Congreso Nacional, siempre y cuando esto no supere el monto global presupuestado.

05 Incluye hasta $ 216.139 miles para contratar personal que se desempeñe en TV Senado, en la modalidad jurídica prevista en el artículo 3º A, de la Ley Nº 18.918.

CONGRESO NACIONAL

Cámara de Diputados

Cámara de Diputados (01)

PARTIDA	:	02
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**61.814.297**
08			**OTROS INGRESOS CORRIENTES**		**161.721**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**107.814**
	99		**Otros**		**53.907**
09			**APORTE FISCAL**		**61.652.576**
	01		**Libre**		**61.652.576**
			GASTOS		**61.814.297**
21			**GASTOS EN PERSONAL**	02	**31.401.039**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**6.651.342**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**404.830**
	01		**Prestaciones Previsionales**		**404.830**
24			**TRANSFERENCIAS CORRIENTES**		**21.816.544**
	03		**A Otras Entidades Públicas**	04	**21.788.382**
		001	Personal Apoyo Labor Parlamentaria		8.155.700
		002	Asesoría Externa Labor Parlamentaria		3.232.031
		003	Gastos Operacionales Labor Parlamentaria		8.179.713
		004	Personal Apoyo Comités		1.287.742
		005	Asesoría Externa Comités		404.004
		006	Gastos Operacionales Comités		32.320
		007	Otras Transferencias		496.872
	07		**A Organismos Internacionales**		**28.162**
		002	Organismos Internacionales		28.162
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**844.075**
	03		**Vehículos**		**16.892**
	04		**Mobiliario y Otros**		**8.127**
	05		**Máquinas y Equipos**		**47.689**
	06		**Equipos Informáticos**		**701.121**
	07		**Programas Informáticos**		**70.246**
31			**INICIATIVAS DE INVERSIÓN**		**696.467**
	02		**Proyectos**		**696.467**

GLOSAS :

01 Dotación máxima de vehículos — 7

02 Incluye :
- a) Dotación máxima de personal — 459
- b) Autorización máxima para gastos en viáticos:
  - – En territorio nacional, en Miles de $ — 80.704
  - – En el exterior, en Miles de $ — 473.800
- c) Convenios con personas naturales
  - – Miles de $ — 432.261

03 Incluye :
Capacitación y perfeccionamiento
– Miles de $ — 240.093

04 Con cargo a estos recursos se podrá efectuar todo tipo de gastos relacionados con la contratación de personal de apoyo, asesorías externas y gastos operacionales para los Diputados y Comités.
No obstante y conforme a los principios que rigen la actividad parlamentaria, el monto, el destino, la reajustabilidad y los criterios de uso de los fondos públicos destinados por la Cámara de Diputados a financiar el ejercicio de la función parlamentaria, serán los determinados por el Consejo Resolutivo de Asignaciones Parlamentarias, de acuerdo con el artículo 66 de la Ley Nº 18.918, Orgánica Constitucional del Congreso Nacional, siempre y cuando esto no supere el monto global presupuestado.

CONGRESO NACIONAL

Biblioteca del Congreso

Biblioteca del Congreso (01)

PARTIDA	:	02
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		11.216.973
07			INGRESOS DE OPERACIÓN		4.706
	02		Venta de Servicios		4.706
08			OTROS INGRESOS CORRIENTES		71.177
	01		Recuperaciones y Reembolsos por Licencias Médicas		71.177
09			APORTE FISCAL		11.140.984
	01		Libre		10.983.617
	03		Servicio de la Deuda Externa		157.367
12			RECUPERACIÓN DE PRÉSTAMOS		106
	10		Ingresos por Percibir		106
			GASTOS		11.216.973
21			GASTOS EN PERSONAL	02	8.831.540
22			BIENES Y SERVICIOS DE CONSUMO	03	1.678.760
23			PRESTACIONES DE SEGURIDAD SOCIAL		81.074
	01		Prestaciones Previsionales		81.074
24			TRANSFERENCIAS CORRIENTES		120.276
	03		A Otras Entidades Públicas		120.276
		001	Programa Formación Cívica	04	120.276
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		279.655
	02		Edificios		34.809
	04		Mobiliario y Otros		10.815
	05		Máquinas y Equipos		12.360
	06		Equipos Informáticos		72.100
	07		Programas Informáticos		149.571
31			INICIATIVAS DE INVERSIÓN		68.301
	02		Proyectos		68.301
34			SERVICIO DE LA DEUDA		157.367
	02		Amortización Deuda Externa		139.079
	04		Intereses Deuda Externa		18.288

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :

a) Dotación máxima de personal — 220

b) Autorización máxima para gastos en viáticos:

– En territorio nacional, en Miles de $ — 5.008

– En el exterior, en Miles de $ — 13.917

c) Convenios con personas naturales

– Miles de $ — 382.866

03 Incluye :

Capacitación y perfeccionamiento

– Miles de $ — 34.083

04 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluso en personal, para la ejecución de este Programa. Semestralmente la Biblioteca remitirá a la Comisión de Biblioteca, un informe sobre la ejecución de este programa, indicando el destino de estos recursos, las tareas y actividades realizadas, con indicación del gasto asociado.

CONGRESO NACIONAL
Consejo Resolutivo de Asignaciones Parlamentarias
Consejo Resolutivo de Asignaciones Parlamentarias (03)

PARTIDA	:	02
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		934.152
09		APORTE FISCAL		934.152
	01	Libre		934.152
		GASTOS		934.152
21		GASTOS EN PERSONAL	01	850.508
22		BIENES Y SERVICIOS DE CONSUMO	02	83.644

GLOSAS :

01 Incluye :
a) Dotación máxima de personal — 12
b) Autorización máxima para gastos en viáticos:
– En territorio nacional, en Miles de $ — 15.884
c) Convenios con personas naturales
– Miles de $ — 45.423

02 Incluye :
Capacitación y perfeccionamiento
– Miles de $ — 6.501

03 Incluye $ 480.946 miles, para los gastos en personal, operación y funcionamiento del Comité de Auditoría Parlamentaria.
En enero, el Comité informará a la Comisión Especial Mixta de Presupuestos, el desglose en los distintos conceptos de gasto de dichos recursos y, trimestralmente, remitirá un informe de su ejecución presupuestaria a la misma Comisión. Copia de ambos informes deberán enviarse a la Dirección de Presupuestos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 03

PODER JUDICIAL

LEY DE PRESUPUESTOS AÑO 2015
Partida : Poder Judicial
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	**427.797.555**
06	Rentas de la Propiedad	111.289
07	Ingresos de Operación	115.922
08	Otros Ingresos Corrientes	10.612.417
09	Aporte Fiscal	415.799.107
12	Recuperación de Préstamos	225.757
14	Endeudamiento	933.063
	GASTOS	**427.797.555**
21	Gastos en Personal	322.406.525
22	Bienes y Servicios de Consumo	64.682.884
23	Prestaciones de Seguridad Social	3.908.437
24	Transferencias Corrientes	7.344.790
29	Adquisición de Activos No Financieros	5.785.417
31	Iniciativas de Inversión	22.811.654
32	Préstamos	225.757
34	Servicio de la Deuda	632.091

GLOSA :

01 La Corporación Administrativa del Poder Judicial deberá enviar semestralmente a la Comisión Especial Mixta de Presupuestos, el detalle de los gastos de los recursos destinados al proyecto Memoria Histórica de Derechos Humanos.

LEY DE PRESUPUESTOS AÑO 2015
Partida : Poder Judicial
Miles de $

Sub-Título	Clasificación Económica	Poder Judicial	Corporación Administrativa del Poder Judicial	Academia Judicial
	INGRESOS	310.734.583	113.714.389	3.348.583
06	Rentas de la Propiedad	-	111.289	-
07	Ingresos de Operación	-	115.922	-
08	Otros Ingresos Corrientes	6.378.597	4.233.059	761
09	Aporte Fiscal	304.355.986	108.095.299	3.347.822
12	Recuperación de Préstamos	-	225.757	-
14	Endeudamiento	-	933.063	-
	GASTOS	310.734.583	113.714.389	3.348.583
21	Gastos en Personal	310.734.583	10.915.505	756.437
22	Bienes y Servicios de Consumo	-	64.222.774	460.110
23	Prestaciones de Seguridad Social	-	3.908.437	-
24	Transferencias Corrientes	-	5.327.368	2.017.422
29	Adquisición de Activos No Financieros	-	5.776.200	9.217
31	Iniciativas de Inversión	-	22.706.257	105.397
32	Préstamos	-	225.757	-
34	Servicio de la Deuda	-	632.091	-

PODER JUDICIAL
Poder Judicial
Poder Judicial

PARTIDA	:	03
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		298.989.465
08		OTROS INGRESOS CORRIENTES		6.378.597
	01	Recuperaciones y Reembolsos por Licencias Médicas		6.378.597
09		APORTE FISCAL		292.610.868
	01	Libre		292.610.868
		GASTOS		298.989.465
21		GASTOS EN PERSONAL		298.989.465

PODER JUDICIAL

Poder Judicial

Unidades de Apoyo a Tribunales

PARTIDA	:	03
CAPÍTULO	:	01
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**11.745.118**
09		**APORTE FISCAL**		**11.745.118**
	01	Libre		11.745.118
		GASTOS		**11.745.118**
21		**GASTOS EN PERSONAL**	01	**11.745.118**

GLOSA :

01 Incluye $ 935.169 miles para 99 cargos administrativos en los tribunales civiles, lo que permitirá agilizar los procesos y disminuir los tiempos de término de las causas.

PODER JUDICIAL

Corporación Administrativa del Poder Judicial

Corporación Administrativa del Poder Judicial (01)

PARTIDA	:	03
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**112.036.683**
06			**RENTAS DE LA PROPIEDAD**		**111.289**
	01		**Arriendo de Activos No Financieros**		**111.289**
07			**INGRESOS DE OPERACIÓN**		**115.922**
	02		**Venta de Servicios**		**115.922**
08			**OTROS INGRESOS CORRIENTES**		**4.233.059**
	99		**Otros**		**4.233.059**
09			**APORTE FISCAL**		**107.350.656**
	01		**Libre**		**107.350.656**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**225.757**
	07		**Por Anticipos por Cambio de Residencia**		**225.757**
			GASTOS		**112.036.683**
21			**GASTOS EN PERSONAL**		**10.915.505**
22			**BIENES Y SERVICIOS DE CONSUMO**	02	**63.523.239**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**3.908.437**
	01		**Prestaciones Previsionales**		**3.908.437**
24			**TRANSFERENCIAS CORRIENTES**		**5.327.368**
	01		**Al Sector Privado**		**130.020**
		002	Becas Postgrado		130.020
	02		**Al Gobierno Central**		**5.197.348**
		001	Programa de Coordinación Reforma Judicial		5.197.348
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**5.430.120**
	03		**Vehículos**		**394.387**
	04		**Mobiliario y Otros**		**385.694**
	05		**Máquinas y Equipos**		**2.827.255**
	06		**Equipos Informáticos**		**857.282**
	07		**Programas Informáticos**		**965.502**
31			**INICIATIVAS DE INVERSIÓN**		**22.706.257**
	02		**Proyectos**		**22.706.257**
32			**PRÉSTAMOS**		**225.757**
	07		**Por Anticipos por Cambio de Residencia**		**225.757**

GLOSAS :

01 La Corporación Administrativa del Poder Judicial deberá enviar semestralmente a la Comisión de Constitución, Legislación y Justicia de la Cámara de Diputados, a la Comisión de Constitución, Legislación, Justicia y Reglamento del Senado y a la Comisión Especial Mixta de Presupuestos, el detalle de los gastos de los recursos destinados a la Corte Suprema, Corte de Apelaciones, Juzgados de Cobranza Laboral y Previsional, Tribunales de Juicio Oral en lo Penal, Juzgados de Garantía, Juzgados de Familia, Juzgados Civiles, Juzgados del Crimen, Juzgados de Menores, Juzgados del Trabajo, Juzgados de Competencia Común y Garantía y Juzgados de Competencia Común, indicando por cada tipo de tribunal el monto de gasto en personal, prestaciones de seguridad social, bienes y servicios de consumo, transferencias corrientes, adquisición de activos no financieros e iniciativas de inversión.

02 Incluye gastos de representación para el Presidente de la Corte Suprema, sin la obligación de rendir cuenta, hasta por un monto de $ 5.127 miles.

PODER JUDICIAL

Corporación Administrativa del Poder Judicial

Proyecto Fortalecimiento Institucional

PARTIDA	:	03
CAPÍTULO	:	03
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		1.677.706
09		APORTE FISCAL		744.643
	01	Libre		112.552
	03	Servicio de la Deuda Externa		632.091
14		ENDEUDAMIENTO		933.063
	02	Endeudamiento Externo		933.063
		GASTOS		1.677.706
22		BIENES Y SERVICIOS DE CONSUMO		699.535
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		346.080
	07	Programas Informáticos		346.080
34		SERVICIO DE LA DEUDA		632.091
	02	Amortización Deuda Externa		584.704
	04	Intereses Deuda Externa		47.387

PODER JUDICIAL
Academia Judicial
Academia Judicial

PARTIDA	:	03
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem	Asig.	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.348.583**
08			**OTROS INGRESOS CORRIENTES**		**761**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**761**
09			**APORTE FISCAL**		**3.347.822**
	01		**Libre**		**3.347.822**
			GASTOS		**3.348.583**
21			**GASTOS EN PERSONAL**		**756.437**
22			**BIENES Y SERVICIOS DE CONSUMO**		**460.110**
24			**TRANSFERENCIAS CORRIENTES**		**2.017.422**
	01		**Al Sector Privado**		**2.017.422**
		017	Programa de Formación		700.008
		018	Programa de Perfeccionamiento		1.107.091
		019	Programa de Habilitación		108.444
		020	Programa de Perfeccionamiento Extraordinario		101.879
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**9.217**
	04		**Mobiliario y Otros**		**2.178**
	06		**Equipos Informáticos**		**7.039**
31			**INICIATIVAS DE INVERSIÓN**		**105.397**
	02		**Proyectos**		**105.397**

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 04

CONTRALORÍA GENERAL DE LA REPÚBLICA

LEY DE PRESUPUESTOS AÑO 2015

Partida : Contraloría General de la República

Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	67.311.134
07	Ingresos de Operación	10.333
08	Otros Ingresos Corrientes	1.179.563
09	Aporte Fiscal	65.967.361
10	Venta de Activos No Financieros	32.433
12	Recuperación de Préstamos	121.444
	GASTOS	67.311.134
21	Gastos en Personal	48.709.133
22	Bienes y Servicios de Consumo	9.007.485
24	Transferencias Corrientes	20.099
25	Integros al Fisco	8.103
29	Adquisición de Activos No Financieros	3.410.045
31	Iniciativas de Inversión	5.403.682
34	Servicio de la Deuda	752.587

CONTRALORÍA
GENERAL DE LA REPÚBLICA
Contraloría General de la República
Contraloría General de la República (01)

PARTIDA	:	04
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**67.311.134**
07			**INGRESOS DE OPERACIÓN**		**10.333**
	01		**Venta de Bienes**		**10.333**
08			**OTROS INGRESOS CORRIENTES**		**1.179.563**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**751.510**
	99		**Otros**		**428.053**
09			**APORTE FISCAL**		**65.967.361**
	01		**Libre**		**65.214.774**
	03		**Servicio de la Deuda Externa**		**752.587**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**32.433**
	03		**Vehículos**		**30.992**
	04		**Mobiliario y Otros**		**10**
	05		**Máquinas y Equipos**		**1.421**
	99		**Otros Activos no Financieros**		**10**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**121.444**
	10		**Ingresos por Percibir**		**121.444**
			GASTOS		**67.311.134**
21			**GASTOS EN PERSONAL**		**48.709.133**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**9.007.485**
24			**TRANSFERENCIAS CORRIENTES**		**20.099**
	01		**Al Sector Privado**		**13.464**
		006	Otras Transferencias		13.464
	07		**A Organismos Internacionales**		**6.635**
		002	A Organismos Internacionales		6.635
25			**INTEGROS AL FISCO**		**8.103**
	01		**Impuestos**		**8.103**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**3.410.045**
	03		**Vehículos**		**41.387**
	04		**Mobiliario y Otros**		**5.562**
	05		**Máquinas y Equipos**		**76.454**
	06		**Equipos Informáticos**		**650.184**
	07		**Programas Informáticos**	**03**	**2.636.458**
31			**INICIATIVAS DE INVERSIÓN**		**5.403.682**
	02		**Proyectos**		**5.403.682**
34			**SERVICIO DE LA DEUDA**		**752.587**
	02		**Amortización Deuda Externa**		**581.663**
	04		**Intereses Deuda Externa**		**170.924**

GLOSAS :

01 No obstante lo dispuesto en el artículo 8º de esta ley, la Contraloría General de la República podrá construir, adquirir o disponer a cualquier título, de inmuebles destinados a casas habitación de su personal o a fines institucionales, en reemplazo de aquellos que enajene o restituya.

02 Incluye recursos para financiar gastos de servicios de alimentación provistos por el casino habilitado al efecto en la Contraloría General de la República.

03 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 05

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio del Interior y Seguridad Pública
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	3.178.430.161	277.007.451	2.901.422.710
05	Transferencias Corrientes	6.302.020	1.225.350	5.076.670
06	Rentas de la Propiedad	724.122	–	724.122
07	Ingresos de Operación	23.948.139	–	23.948.139
08	Otros Ingresos Corrientes	10.749.673	–	10.749.673
09	Aporte Fiscal	2.357.081.499	–	2.357.081.499
10	Venta de Activos No Financieros	469.707	–	469.707
12	Recuperación de Préstamos	2.880.795	–	2.880.795
13	Transferencias para Gastos de Capital	750.460.105	275.782.101	474.678.004
14	Endeudamiento	12.525.880	–	12.525.880
15	Saldo Inicial de Caja	13.288.221	–	13.288.221
	GASTOS	3.178.430.161	277.007.451	2.901.422.710
21	Gastos en Personal	1.030.364.935	–	1.030.364.935
22	Bienes y Servicios de Consumo	220.553.430	–	220.553.430
23	Prestaciones de Seguridad Social	1.282.842	–	1.282.842
24	Transferencias Corrientes	264.445.120	1.225.350	263.219.770
25	Integros al Fisco	285.835	–	285.835
26	Otros Gastos Corrientes	8.907	–	8.907
29	Adquisición de Activos No Financieros	80.364.930	–	80.364.930
31	Iniciativas de Inversión	651.332.227	–	651.332.227
32	Préstamos	18.120.656	–	18.120.656
33	Transferencias de Capital	870.708.534	275.782.101	594.926.433
34	Servicio de la Deuda	40.925.665	–	40.925.665
35	Saldo Final de Caja	37.080	–	37.080

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio del Interior y Seguridad Pública
Miles de US$

Sub-Título	Clasificación Económica	Total
	INGRESOS	44.269
09	Aporte Fiscal	44.149
12	Recuperación de Préstamos	120
	GASTOS	44.269
21	Gastos en Personal	6.158
22	Bienes y Servicios de Consumo	37.991
32	Préstamos	120

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Interior y Seguridad Pública - Seguridad Pública

Miles de $

Sub-Título	Clasificación Económica	Servicio de Gobierno Interior	Servicio Electoral	Oficina Nacional de Emergencia	Agencia Nacional de Inteligencia	Subsecretaría de Prevención del Delito	Servicio Nacional para Prevención y Rehabilitación Consumo de Drogas y Alcohol
	INGRESOS	66.054.558	8.968.078	13.726.453	5.483.597	56.270.281	62.315.007
05	Transferencias Corrientes	10	–	–	–	1.225.350	–
06	Rentas de la Propiedad	–	5.113	–	–	–	–
07	Ingresos de Operación	–	67	–	–	–	–
08	Otros Ingresos Corrientes	170.910	31.655	20.875	26.002	31	3.718.801
09	Aporte Fiscal	65.883.628	8.925.017	13.705.568	5.457.595	55.044.890	58.596.196
10	Venta de Activos No Financieros	–	6.216	–	–	–	–
12	Recuperación de Préstamos	–	–	–	–	–	–
15	Saldo Inicial de Caja	10	10	10	–	10	10
	GASTOS	66.054.558	8.968.078	13.726.453	5.483.597	56.270.281	62.315.007
21	Gastos en Personal	26.703.569	5.313.193	5.532.194	4.000.978	9.406.843	6.827.668
22	Bienes y Servicios de Consumo	6.109.346	3.568.402	3.667.558	1.124.722	4.101.346	3.611.643
23	Prestaciones de Seguridad Social	10	–	–	–	–	–
24	Transferencias Corrientes	7.427.203	–	2.602.713	–	42.156.327	51.820.429
25	Integros al Fisco	–	10	–	–	–	–
26	Otros Gastos Corrientes	–	–	–	–	–	8.907
29	Adquisición de Activos No Financieros	529.658	86.453	1.208.172	357.897	278.661	46.350
31	Iniciativas de Inversión	11.988.335	–	715.796	–	–	–
32	Préstamos	10	–	–	–	–	–
33	Transferencias de Capital	13.296.407	–	–	–	–	–
34	Servicio de la Deuda	10	10	10	–	327.094	–
35	Saldo Final de Caja	10	10	10	–	10	10

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Interior y Seguridad Pública - Seguridad Pública

Miles de $

Sub-Título	Clasificación Económica	Subsecretaría del Interior	Carabineros de Chile	Hospital de Carabineros	Policía de Investigaciones de Chile	Subtotal Bruto 1
	INGRESOS	77.299.828	873.948.314	25.612.655	256.205.613	1.445.884.384
05	Transferencias Corrientes	10	1.965.737	2.833.831	277.082	6.302.020
06	Rentas de la Propiedad	218.333	–	–	63.323	286.769
07	Ingresos de Operación	1.163.847	1.683.222	20.294.594	806.409	23.948.139
08	Otros Ingresos Corrientes	70.409	–	480.230	294.595	4.813.508
09	Aporte Fiscal	75.846.189	869.222.560	–	254.306.893	1.406.988.536
10	Venta de Activos No Financieros	–	–	–	457.311	463.527
12	Recuperación de Préstamos	–	1.026.795	1.854.000	–	2.880.795
15	Saldo Inicial de Caja	1.040	50.000	150.000	–	201.090
	GASTOS	77.299.828	873.948.314	25.612.655	256.205.613	1.445.884.384
21	Gastos en Personal	13.020.058	684.913.057	16.313.968	207.510.581	979.542.109
22	Bienes y Servicios de Consumo	5.565.335	135.058.889	9.038.983	34.086.840	205.933.064
23	Prestaciones de Seguridad Social	–	829.428	144.254	309.000	1.282.692
24	Transferencias Corrientes	24.951.523	2.863.837	–	474.432	132.296.464
25	Integros al Fisco	285.825	–	–	–	285.835
26	Otros Gastos Corrientes	–	–	–	–	8.907
29	Adquisición de Activos No Financieros	374.411	18.422.857	15.450	5.873.976	27.193.885
31	Iniciativas de Inversión	–	29.950.406	–	7.950.784	50.605.321
32	Préstamos	–	1.859.840	–	–	1.859.850
33	Transferencias de Capital	33.101.616	–	–	–	46.398.023
34	Servicio de la Deuda	30	50.000	100.000	–	477.154
35	Saldo Final de Caja	1.030	–	–	–	1.080

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Interior y Seguridad Pública - Gobiernos Regionales

Miles de $

Sub-Título	Clasificación Económica	Subsecretaría de Desarrollo Regional y Administrativo	Gobierno Regional Región I Tarapacá	Gobierno Regional Región II Antofagasta	Gobierno Regional Región III Atacama	Gobierno Regional Región IV Coquimbo	Gobierno Regional Región V Valparaíso
	INGRESOS	793.103.317	41.556.958	76.157.651	48.548.936	56.079.714	68.150.591
06	Rentas de la Propiedad	–	51.534	52.232	167.962	22.322	–
08	Otros Ingresos Corrientes	52.010	178.686	323.562	371.762	395.956	615.812
09	Aporte Fiscal	462.986.948	21.187.381	28.401.711	24.361.460	30.554.112	38.800.029
10	Venta de Activos No Financieros	6.180	–	–	–	–	–
13	Transferencias para Gastos de Capital	317.525.299	18.779.927	41.377.146	22.804.090	25.104.324	28.731.750
14	Endeudamiento	12.525.880	–	–	–	–	–
15	Saldo Inicial de Caja	7.000	1.359.430	6.003.000	843.662	3.000	3.000
	GASTOS	793.103.317	41.556.958	76.157.651	48.548.936	56.079.714	68.150.591
21	Gastos en Personal	11.159.725	2.204.718	2.493.246	2.345.862	2.563.928	2.901.858
22	Bienes y Servicios de Consumo	3.064.961	499.116	444.122	516.672	682.986	529.945
23	Prestaciones de Seguridad Social	–	10	10	10	10	10
24	Transferencias Corrientes	70.028.629	3.074.638	5.063.678	3.302.127	4.841.138	4.209.254
29	Adquisición de Activos No Financieros	699.729	2.390.718	5.734.705	1.306.614	2.164.735	6.419.821
31	Iniciativas de Inversión	–	29.333.880	53.061.091	35.753.283	33.451.271	40.169.738
32	Préstamos	16.260.806	–	–	–	–	–
33	Transferencias de Capital	651.466.956	4.049.878	9.356.799	5.320.368	12.371.646	13.915.965
34	Servicio de la Deuda	40.417.511	2.000	2.000	2.000	2.000	2.000
35	Saldo Final de Caja	5.000	2.000	2.000	2.000	2.000	2.000

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Interior y Seguridad Pública - Gobiernos Regionales

Miles de $

Sub-Título	Clasificación Económica	Gobierno Regional Región VI Libertador General Bernardo O'Higgins	Gobierno Regional Región VII Maule	Gobierno Regional Región VIII Bío bío	Gobierno Regional Región IX La Araucanía	Gobierno Regional Región X Los Lagos
	INGRESOS	50.495.998	60.382.187	99.068.835	95.905.115	69.138.408
06	Rentas de la Propiedad	23.327	37.562	51.141	7.918	9.355
08	Otros Ingresos Corrientes	291.231	278.263	434.246	229.392	480.113
09	Aporte Fiscal	25.465.697	34.023.854	55.368.888	45.287.839	30.598.740
13	Transferencias para Gastos de Capital	23.872.699	26.039.508	43.211.560	49.728.029	38.047.200
15	Saldo Inicial de Caja	843.044	3.000	3.000	651.937	3.000
	GASTOS	50.495.998	60.382.187	99.068.835	95.905.115	69.138.408
21	Gastos en Personal	2.133.276	2.280.528	3.240.760	2.780.574	2.665.258
22	Bienes y Servicios de Consumo	554.780	721.806	548.740	472.221	450.620
23	Prestaciones de Seguridad Social	10	10	10	10	10
24	Transferencias Corrientes	2.825.880	4.066.759	6.369.801	6.876.164	5.143.861
29	Adquisición de Activos No Financieros	2.766.614	2.067.777	6.924.130	2.595.464	4.511.308
31	Iniciativas de Inversión	27.852.081	37.523.251	59.370.416	76.015.799	43.077.649
32	Préstamos					
33	Transferencias de Capital	14.359.357	13.718.056	22.610.978	7.160.883	13.285.702
34	Servicio de la Deuda	2.000	2.000	2.000	2.000	2.000
35	Saldo Final de Caja	2.000	2.000	2.000	2.000	2.000

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Interior y Seguridad Pública - Gobiernos Regionales

Miles de $

Sub-Título	Clasificación Económica	Gobierno Regional Región XI Aysén del Gral. Carlos Ibáñez del Campo	Gobierno Regional Región XII Magallanes y Antártica Chilena	Gobierno Regional Región Metropolitana de Santiago	Gobierno Regional Región XIV Los Ríos	Gobierno Regional Región XV Arica y Parinacota	Subtotal Bruto 2
	INGRESOS	38.465.780	53.207.375	110.679.379	40.529.179	31.076.354	1.732.545.777
06	Rentas de la Propiedad	–	14.000	–	–	–	437.353
08	Otros Ingresos Corrientes	221.748	464.285	714.070	455.834	429.195	5.936.165
09	Aporte Fiscal	23.905.069	23.792.922	66.577.950	22.472.325	16.308.038	950.092.963
10	Venta de Activos No Financieros	–	–	–	–	–	6.180
13	Transferencias para Gastos de Capital	14.335.963	25.584.110	43.384.359	17.598.020	14.336.121	750.460.105
14	Endeudamiento	–	–	–	–	–	12.525.880
15	Saldo Inicial de Caja	3.000	3.352.058	3.000	3.000	3.000	13.087.131
	GASTOS	38.465.780	53.207.375	110.679.379	40.529.179	31.076.354	1.732.545.777
21	Gastos en Personal	3.087.078	2.607.402	3.733.001	2.480.534	2.145.078	50.822.826
22	Bienes y Servicios de Consumo	520.859	473.006	3.909.199	428.598	802.735	14.620.366
23	Prestaciones de Seguridad Social	10	10	10	10	10	150
24	Transferencias Corrientes	2.736.656	2.424.307	6.841.519	2.442.283	1.901.962	132.148.656
29	Adquisición de Activos No Financieros	336.018	3.424.794	8.511.311	1.275.338	2.041.969	53.171.045
31	Iniciativas de Inversión	22.585.164	34.917.817	65.123.429	25.584.734	16.907.303	600.726.906
32	Préstamos	–	–	–	–	–	16.260.806
33	Transferencias de Capital	9.195.995	9.354.039	22.556.910	8.313.682	7.273.297	824.310.511
34	Servicio de la Deuda	2.000	3.000	2.000	2.000	2.000	40.448.511
35	Saldo Final de Caja	2.000	3.000	2.000	2.000	2.000	36.000

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Interior y Seguridad Pública - Seguridad Pública

Miles de US$

Sub-Título	Clasificación Económica	Carabineros de Chile	Total Bruto 1
	INGRESOS	44.269	44.269
09	Aporte Fiscal	44.149	44.149
12	Recuperación de Préstamos	120	120
	GASTOS	44.269	44.269
21	Gastos en Personal	6.158	6.158
22	Bienes y Servicios de Consumo	37.991	37.991
32	Préstamos	120	120

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Servicio de Gobierno Interior

Servicio de Gobierno Interior (01)

PARTIDA	:	05
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**66.054.558**
05			**TRANSFERENCIAS CORRIENTES**		**10**
	01		**Del Sector Privado**		**10**
		001	Donaciones		10
08			**OTROS INGRESOS CORRIENTES**		**170.910**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**155.318**
	99		**Otros**		**15.592**
09			**APORTE FISCAL**		**65.883.628**
	01		**Libre**		**65.883.628**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**66.054.558**
21			**GASTOS EN PERSONAL**	**02**	**26.703.569**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**6.109.346**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	01		**Prestaciones Previsionales**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**7.427.203**
	01		**Al Sector Privado**		**10**
		033	Fondo de Solidaridad Nacional		10
	03		**A Otras Entidades Públicas**		**7.427.193**
		011	Ley de Régimen Interior		10
		012	Administración de Complejos Fronterizos	04	6.101.034
		800	Programa de Coordinación, Orden Público y Gestión Territorial	05	1.326.149
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**529.658**
	03		**Vehículos**		**180.721**
	04		**Mobiliario y Otros**		**114.815**
	05		**Máquinas y Equipos**		**193.406**
	06		**Equipos Informáticos**		**27.892**
	07		**Programas Informáticos**	**06**	**12.824**
31			**INICIATIVAS DE INVERSIÓN**		**11.988.335**
	02		**Proyectos**		**11.988.335**
32			**PRÉSTAMOS**		**10**
	07		**Por Anticipos por Cambio de Residencia**		**10**
33			**TRANSFERENCIAS DE CAPITAL**		**13.296.407**
	02		**Al Gobierno Central**		**10.206.407**
		002	Gobierno Regional Región Metropolitana de Santiago	07	8.867.407
		020	Gobierno Regional Región de Los Ríos		1.339.000
	03		**A Otras Entidades Públicas**		**3.090.000**
		002	Programa Mitigación de Riesgo	08	3.090.000
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01	Dotación máxima de vehículos	161
02	Incluye :	
	a) Dotación máxima de personal	1.296
	No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834 respecto de los empleos a contrata incluidos en la dotación.	
	b) Horas extraordinarias año	
	– Miles de $	265.440
	c) Autorización máxima para gastos en viáticos:	
	– En territorio nacional, en Miles de $	510.809
	– En el Exterior, en Miles de $	6.710
	d) Convenios con personas naturales	
	– Miles de $	1.890.849
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	1
	– Miles de $	16.981
03	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	113.823

04 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso en personal hasta por $ 357.869 miles, para el funcionamiento de los Complejos Fronterizos.
Las personas que se contraten podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

05 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso en personal, para la ejecución de este Programa.
Antes del 31 de marzo de 2015 el Ministerio del Interior y Seguridad Pública deberá enviar a la Comisión Especial Mixta de Presupuestos un informe con el detalle de la ejecución de este Programa durante el año 2014, las personas contratadas a cualquier título para su implementación, su calidad de funcionarios de otras reparticiones públicas, con indicación del porcentaje total de recursos de la asignación destinados a personal y la evaluación que se haya efectuado y que justifica su mantención en el tiempo.
El Ministerio del Interior y Seguridad Pública deberá enviar semestralmente, dentro de los treinta días siguientes al término del período respectivo, un informe a la Comisión Especial Mixta de Presupuestos en el que se dé cuenta de la información indicada en el inciso anterior, pero acerca de la ejecución durante el año 2015.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

07 Incluye recursos para proyectos de mantención de vías segregadas y de reparación y conservación de las vías, paraderos y otra infraestructura incluida en el Plan de Mejoramiento del Transporte de Santiago.

08 Con cargo a estos recursos se podrá financiar todo tipo de gasto asociado al programa, correspondiente a proyectos, acciones, actividades, programas, o iniciativas para una o más provincias para la prevención, mitigación y manejo de los riesgos naturales, sociales y económicos. Estos recursos serán transferidos a las Gobernaciones Provinciales mediante resolución de la Subsecretaría del Interior, estableciéndose previamente los criterios, procedimientos y límite de los gastos para su asignación. Incluye hasta $ 618.000 miles para la operación y gasto en personal.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Servicio Electoral

Servicio Electoral (01)

PARTIDA	:	05
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**8.968.078**
06		**RENTAS DE LA PROPIEDAD**		**5.113**
07		**INGRESOS DE OPERACIÓN**		**67**
08		**OTROS INGRESOS CORRIENTES**		**31.655**
	01	Recuperaciones y Reembolsos por Licencias Médicas		26.608
	99	Otros		5.047
09		**APORTE FISCAL**		**8.925.017**
	01	Libre		8.925.017
10		**VENTA DE ACTIVOS NO FINANCIEROS**		**6.216**
	03	Vehículos		4.841
	04	Mobiliario y Otros		1.375
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**8.968.078**
21		**GASTOS EN PERSONAL**	02	**5.313.193**
22		**BIENES Y SERVICIOS DE CONSUMO**	03	**3.568.402**
25		**INTEGROS AL FISCO**		**10**
	01	Impuestos		10
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**86.453**
	03	Vehículos		39.873
	04	Mobiliario y Otros		21.347
	05	Máquinas y Equipos		9.705
	06	Equipos Informáticos		15.528
34		**SERVICIO DE LA DEUDA**		**10**
	07	Deuda Flotante		10
35		**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 17

02 Incluye :

a) Dotación máxima de personal — 290

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en la dotación.

El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberá precisarse las referidas funciones.

b) Horas extraordinarias año

– Miles de $ — 122.386

c) Autorización máxima para gastos en viáticos:

– En territorio nacional, en Miles de $ — 25.035

– En el Exterior, en Miles de $ — 10

d) Convenios con personas naturales

– Miles de $ — 274.861

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

	– Nº de personas	4
	– Miles de $	50.324
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	24.217
	– $ 12.000 miles para gastos de material de oficina y traslado en territorio nacional, en cumplimiento de las funciones propias del Consejo Directivo del Servicio Electoral.	

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Oficina Nacional de Emergencia

Oficina Nacional de Emergencia (01)

PARTIDA	:	05
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**13.726.453**
08			**OTROS INGRESOS CORRIENTES**		**20.875**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**11.518**
	99		**Otros**		**9.357**
09			**APORTE FISCAL**		**13.705.568**
	01		**Libre**		**13.705.568**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**13.726.453**
21			**GASTOS EN PERSONAL**	02	**5.532.194**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**3.667.558**
24			**TRANSFERENCIAS CORRIENTES**		**2.602.713**
	01		**Al Sector Privado**		**173.710**
		041	Al Sector Privado	04	173.710
	03		**A Otras Entidades Públicas**		**2.429.003**
		017	Capacitación en Protección Civil	05	179.309
		018	Universidad de Chile - Red Sismológica	06	2.249.694
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.208.172**
	04		**Mobiliario y Otros**		**23.021**
	05		**Máquinas y Equipos**		**528.518**
	06		**Equipos Informáticos**		**202.529**
	07		**Programas Informáticos**		**454.104**
31			**INICIATIVAS DE INVERSIÓN**		**715.796**
	02		**Proyectos**		**715.796**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 51

02 Incluye :

a) Dotación máxima de personal — 190

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834 respecto de los empleos a contrata incluidos en la dotación.

El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 45 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 96.140

c) Autorización máxima para gastos en viáticos:

– En territorio nacional, en Miles de $ — 77.250

– En el Exterior, en Miles de $ — 5.305

d) Convenios con personas naturales

– Miles de $ — 1.557.288

Incluye los recursos para contratar 137 radio-operadores, los que podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos. Para efectos de lo dispuesto en el DL Nº 799, de 1974, se podrá contratar a 22 personas en la calidad antes aludida.
Con todo, el personal en calidad de agente público no podrá exceder de 165.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 5
– Miles de $ 75.296

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 97.379

04 Con estos fondos se podrá efectuar todo tipo de gastos para atender situaciones de emergencia, incluyendo la celebración de convenios entre la ONEMI y clubes aéreos.
Asimismo, incluye $ 62.844 miles para el Cuerpo de Socorro Andino.

05 Para financiar los gastos de operación, incluidos honorarios, que demande la ejecución de este programa.

06 Los recursos se transferirán a la Universidad de Chile mediante convenios para la operación, administración, instalación, funcionamiento y mantención de la Red Sismológica Nacional. Dichos convenios deberán establecer hitos relevantes y medibles para el año 2015 y siguientes, sujetos a la disponibilidad presupuestaria del período.
Asimismo, en los convenios se establecerá el mecanismo de transferencia y rendición de los recursos. Copia de dichos convenios se deberán remitir a la Comisión Especial Mixta de Presupuestos y a la Dirección de Presupuestos, 30 días después de su total tramitación.
Trimestralmente, dentro de los 30 días siguientes al término del período respectivo, la ONEMI deberá informar a la Comisión Especial Mixta de Presupuestos y a la Dirección de Presupuestos el estado de avance y nivel operativo de la Red Sismológica Nacional.
Los equipos de la Red Sismológica Nacional, tanto los ya instalados como los que se instalarán durante el año 2015 en terrenos de privados, requerirán solamente de la autorización simple de los respectivos propietarios.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Subsecretaría de Desarrollo Regional y Administrativo
Subsecretaría de Desarrollo Regional y Administrativo (01)

PARTIDA	:	05
CAPÍTULO	:	05
PROGRAMA	:	01

Sub-Título	Item		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**57.144.472**
08			**OTROS INGRESOS CORRIENTES**		**52.010**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**51.000**
	99		**Otros**		**1.010**
09			**APORTE FISCAL**		**57.011.403**
	01		**Libre**		**16.596.892**
	03		**Servicio de la Deuda Externa**		**40.414.511**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**6.180**
	03		**Vehículos**		**6.180**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**73.879**
	06		**De Gobiernos Extranjeros**		**73.879**
		001	Del Gobierno Español - Instituto de Crédito Oficial de España		73.879
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**57.144.472**
21			**GASTOS EN PERSONAL**	**02**	**11.159.725**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**3.064.961**
24			**TRANSFERENCIAS CORRIENTES**		**507.806**
	02		**Al Gobierno Central**		**211.437**
		005	A la Dirección de Bibliotecas, Archivos y Museos		211.437
	03		**A Otras Entidades Públicas**	**04**	**296.369**
		024	Capacitación en Desarrollo Regional y Comunal	05	10
		409	Oficina Revitalización de Barrios e Infraestructura Patrimonial	06	222.480
		415	Oficina Donación Española	07	73.879
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**699.729**
	03		**Vehículos**		**46.778**
	05		**Máquinas y Equipos**		**17.510**
	06		**Equipos Informáticos**		**271.988**
	07		**Programas Informáticos**	**08**	**363.453**
33			**TRANSFERENCIAS DE CAPITAL**		**1.295.740**
	02		**Al Gobierno Central**		**1.295.740**
		016	Al Consejo Nacional de la Cultura y las Artes	09	1.295.740
34			**SERVICIO DE LA DEUDA**		**40.415.511**
	02		**Amortización Deuda Externa**		**34.312.616**
	04		**Intereses Deuda Externa**		**6.101.895**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 19

02 Incluye :

a) Dotación máxima de personal — 323

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo, las que serán asignadas mediante resolución fundada del Subsecretario de Desarrollo Regional y Administrativo. Con todo, dicho personal no podrá exceder de 32 funcionarios.

b) Horas extraordinarias año
   – Miles de $ 121.540

c) Autorización máxima para gastos en viáticos:
   – En territorio nacional en Miles de $ 164.716
   – En el exterior en Miles de $ 7.210

d) Convenios con personas naturales
   – Miles de $ 3.144.099

   Las personas que se contraten con estos recursos podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 14
   – Miles de $ 294.659

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 68.959

04 Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.
La Subsecretaría deberá informar trimestralmente a las comisiones de Hacienda del Senado y de la Cámara de Diputados acerca de los contratos firmados y el gasto en personal que ello irrogue, especificando a qué programa pertenece.

05 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso en personal, que demanden las acciones de capacitación señaladas en las provisiones, Subtítulo 33 Item 03, de los programas presupuestarios 05 y 06 de esta Subsecretaría.

06 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluso en personal, que demande el funcionamiento de las unidades encargadas de la administración y control del Programa Revitalización de Barrios e Infraestructura Patrimonial Emblemática, incluido en el programa 03 de esta Subsecretaría.

07 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluso en personal, que demande el funcionamiento de la unidad encargada de la administración y control del convenio de financiamiento no reembolsable con el Instituto de Crédito Oficial (ICO) del Gobierno de España, incluido en el programa 03 de esta Subsecretaría.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

09 Estos recursos serán destinados a la construcción del Teatro Regional del Bío bío, de acuerdo al convenio de transferencia de recursos y de colaboración celebrado entre el Consejo Nacional de la Cultura y las Artes y el Gobierno Regional del Bío bío, el mes de noviembre del 2013.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA

Subsecretaría de Desarrollo Regional y Administrativo
Fortalecimiento de la Gestión Subnacional (01)

PARTIDA	:	05
CAPÍTULO	:	05
PROGRAMA	:	02

Sub-Título	Item		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**10.370.341**
09			**APORTE FISCAL**		**10.368.341**
	01		**Libre**		**10.368.341**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**10.370.341**
24			**TRANSFERENCIAS CORRIENTES**		**8.742.487**
	03		**A Otras Entidades Públicas**		**8.742.487**
		026	Programa Academia Capacitación Municipal y Regional	02	5.087.248
		029	Municipalidades	03	1.902.738
		031	Programa de Apoyo a la Acreditación de Calidad de Servicios Municipales	04	224.688
		032	Programa de Mejoramiento de la Gestión Municipal	05	1.527.813
33			**TRANSFERENCIAS DE CAPITAL**		**1.625.854**
	03		**A Otras Entidades Públicas**		**1.625.854**
		016	Municipalidades - Sistema Información Financiera Municipal	06	1.625.854
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Los contratos y convenios que se celebren para la ejecución de este programa presupuestario serán aprobados por resolución dictada por el Subsecretario de Desarrollo Regional y Administrativo, con excepción de los contratos a honorarios de personas naturales.

02 Durante el año 2015, mediante Resolución de esta Subsecretaría de Desarrollo Regional y Administrativo, se designará a los integrantes del Directorio de este programa, el cual estará integrado por actores relevantes del área municipal y de los gobiernos regionales. El Directorio aprobará los lineamientos generales y las políticas de capacitación que orientarán la ejecución de estos recursos.
Con todo, la Subsecretaría de Desarrollo Regional y Administrativo, mediante Resolución establecerá, a más tardar el primer cuatrimestre, las actividades y tareas específicas a ejecutar, considerando los lineamientos aprobados por el Directorio.
Estos recursos se destinarán a la ejecución de actividades de capacitación de funcionarios y autoridades municipales y de los gobiernos regionales, incluidos aquellos a honorarios, y el personal de las asociaciones municipales con personalidad jurídica.
Entre las actividades de capacitación podrán financiarse pasantías nacionales y al extranjero por un monto máximo de $ 10.000 miles.
Asimismo, con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluso en personal hasta por $ 72.100 miles. Las personas que se contraten con estos recursos podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.
La Subsecretaría de Desarrollo Regional y Administrativo, podrá contratar o convenir, con entidades públicas o privadas, la ejecución de programas de capacitación específicos. Los recursos que en virtud de lo anterior se traspasen a organismos del Sector Público no se incorporarán a sus respectivos presupuestos, sin perjuicio de la obligación de las entidades receptoras de rendir cuenta a la Contraloría General de la República.

Estos recursos incluyen $ 1.731.567 miles en cumplimiento de lo establecido en el artículo 4° de la Ley N° 20.742 respecto del Fondo Concursable de Formación de Funcionarios Municipales. Con cargo a estos recursos se podrá financiar todo tipo de gastos administrativos incluso en personal, requeridos para la administración del Fondo, hasta por un monto máximo de $ 231.000 miles.

03 Estos recursos se destinarán al fortalecimiento de la gestión municipal, de acuerdo a lo que se establezca en los convenios celebrados entre esta Subsecretaría y los respectivos municipios. Asimismo, se podrán celebrar convenios con las asociaciones municipales con personalidad jurídica. Con el mismo fin, se podrá celebrar convenios con otros órganos de la administración del Estado acorde lo señalado en el artículo primero de la Ley N° 18.575.

Incluye recursos para el fortalecimiento de la gestión de municipios vulnerables y con población originaria.

04 Con cargo a estos recursos se financiará todo tipo de gastos, incluso en personal, que demande el proceso de medición, evaluación, estudios o publicaciones de la calidad de la gestión municipal y de los servicios que las municipalidades entregan a la comunidad. Incluye, asimismo, recursos para contratar evaluadores externos y para la elaboración de indicadores de gestión y transparencia, definición de estándares de prestación de servicios, evaluación y medición de resultados, análisis y monitoreo de capacidades de gestión y otros indicadores de calidad de la gestión municipal.

Las mediciones, evaluaciones y estudios que se realicen deberán ser publicadas trimestralmente en la página web de la Subsecretaría de Desarrollo Regional y Administrativo.

05 Con cargo a estos recursos se podrán efectuar todo tipo de gastos necesarios para la ejecución de programas de mejoramiento de la gestión municipal. El destino de los recursos y los municipios beneficiados serán determinados mediante Resolución de la Subsecretaría de Desarrollo Regional y Administrativo la cual deberá considerar, entre otros, las acciones a desarrollar, las metas, plazos y formas de rendir cuenta de su uso.

La Subsecretaría informará a ambas Cámaras bimestralmente, a más tardar dentro de los treinta días siguientes a su término, la nómina del personal contratado, con especificación del monto, plazo, lugar de desempeño, institución contratante, labor contratada y título profesional de los contratados. Asimismo, en igual plazo, dicha información deberá ser publicada en formato electrónico en su página web.

06 Estos recursos se destinarán a la implementación, mantención y actualización del sistema agregador de información financiera municipal, a la implementación, mantención y aplicación de una plataforma tecnológica de servicios (web), compra de hardware y software, creación y mejoramiento de redes eléctricas y de datos, sus correspondientes servicios de administración, seguridad, monitoreo y respaldo, capacitación y otros destinados a implementar sistemas de gestión en los municipios.

Incluye recursos para el fortalecimiento de la gestión de municipios vulnerables y con población originaria.

La aplicación de estos recursos a través de las municipalidades se efectuará de acuerdo a lo que se establezca en convenios entre la Subsecretaría de Desarrollo Regional y Administrativo y los respectivos municipios.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Subsecretaría de Desarrollo Regional y Administrativo

Programas de Desarrollo Local

PARTIDA	:	05
CAPÍTULO	:	05
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**212.195.813**
09			**APORTE FISCAL**		**175.631.070**
	01		**Libre**		**175.631.070**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**36.562.743**
	02		**Del Gobierno Central**		**34.505.000**
		006	Subsecretaría de Educación		34.505.000
	06		**De Gobiernos Extranjeros**		**2.057.743**
		001	Del Gobierno Español - Instituto de Crédito Oficial de España		2.057.743
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**212.195.813**
24			**TRANSFERENCIAS CORRIENTES**		**60.778.336**
	03		**A Otras Entidades Públicas**		**60.778.336**
		403	Municipalidades (Compensación por Predios Exentos)	01	57.199.856
		406	Municipalidades (Programa Esterilización y Atención Sanitaria de Animales de Compañía)	02	3.063.480
		500	Municipalidades (Prevención y Mitigación de Riesgos)	03	515.000
32			**PRÉSTAMOS**		**16.260.806**
	04		**De Fomento**		**16.260.806**
		002	Municipalidades	04	16.260.806
33			**TRANSFERENCIAS DE CAPITAL**		**135.154.671**
	03		**A Otras Entidades Públicas**		**135.154.671**
		005	Municipalidades (Programa de Mejoramiento Urbano y Equipamiento Comunal)	05	61.201.696
		006	Municipalidades (Programa Mejoramiento de Barrios)	06	23.734.538
		100	Municipalidades (Fondo Recuperación de Ciudades)	07	27.140.384
		110	Municipalidades (Fondo de Incentivo al Mejoramiento de la Gestión Municipal)	08	15.458.310
		111	Municipalidades (Programa Revitalización de Barrios e Infraestructura Patrimonial Emblemática)	09	5.562.000
		112	Municipalidades (Donación Española)	10	2.057.743
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Estos recursos serán distribuidos entre las municipalidades del país mediante una o más resoluciones de la Subsecretaría de Desarrollo Regional y Administrativo, de la siguiente forma:

a) $ 41.508.790 miles en proporción al número de predios exentos del pago del impuesto territorial existentes en cada comuna, en relación al número total de predios exentos de dicho impuesto del país.
El monto correspondiente a cada municipio se determinará sobre la base de la información disponible al segundo semestre del año 2014, que al efecto el Servicio de Impuestos Internos remita a esta Subsecretaría dentro de los diez primeros días del mes de diciembre del año 2014.

b) $ 15.691.066 miles para distribuir solo entre aquellas municipalidades que informen que efectúan, en forma externalizada, completa o parcialmente, el servicio de recolección y/o transporte de residuos sólidos domiciliarios y/o servicio de barrido de calles.

Para ello, las municipalidades deberán comunicar a la Subsecretaría de Desarrollo Regional y Administrativo, hasta el 28 de febrero de 2015, la información necesaria para la distribución de los recursos señalados. Dicha comunicación deberá incluir la identificación de las empresas contratadas para la prestación de los servicios indicados y de las personas contratadas por ellas al 31 de diciembre de 2014, para cumplir con esas tareas, precisando el número de horas semanales trabajadas y otros antecedentes que solicite dicha Subsecretaría.

En base a la información recibida, la Subsecretaría dictará una Resolución con el monto correspondiente a cada municipio. Dicho monto se determinará, previa consolidación de las personas contratadas para estas funciones, dividiendo el monto citado al comienzo de este literal por el número total consolidado de trabajadores, multiplicado por el total de trabajadores determinado para cada municipio.

Dichas municipalidades transferirán los citados recursos a las empresas proveedoras del servicio de recolección y/o transporte de residuos sólidos domiciliarios y/o servicio de barrido de calles, los que serán destinados por estas exclusivamente a sus trabajadores, montos que no serán tributables ni imponibles.

02 Estos recursos se destinarán a controlar la reproducción y situación sanitaria de la población de perros y gatos, mediante programas de esterilización, vacunación y desparasitación.

Mediante Resolución de esta Subsecretaría se podrán transferir recursos a municipalidades, las que a su vez podrán efectuar estas actividades por administración directa o externalizando estos servicios.

Con cargo a estos recursos se podrá financiar insumos, materiales, equipamiento e infraestructura para la esterilización, vacunación, desparasitación y otras prestaciones de tipo veterinaria.

Con cargo a estos recursos se podrán efectuar los gastos de operación que genere a esta Subsecretaría la ejecución de este programa, hasta por un monto de $ 315.000 miles, incluidos convenios con personas naturales, las que podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos. Podrán financiarse gastos asociados al monitoreo, control y evaluación del programa, incluyendo gastos en personal. Para estos efectos se podrán transferir parte de estos recursos al programa 01 de esta Subsecretaría.

Se podrán celebrar convenios con entidades públicas y privadas sin fines de lucro para el financiamiento de actividades con fines educacionales, capacitación y participación ciudadana en lo relativo a la tenencia responsable de mascotas.

La Subsecretaría deberá informar trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos, respecto de los convenios celebrados con municipios y con entidades públicas o privadas sin fines de lucro, para la ejecución de este programa. El informe del primer trimestre deberá incluir, además, la información de los municipios beneficiarios de este programa el año 2014.

03 Estos recursos se destinarán al financiamiento de actividades que permitan prevenir y mitigar riesgos, ante eventuales catástrofes causadas por la naturaleza o por acción humana. Asimismo, se podrá contratar estudios de riesgos, para municipalidades o asociaciones municipales con personalidad jurídica.

La Subsecretaría de Desarrollo Regional y Administrativo, mediante resolución, dispondrá la transferencia de estos recursos a las municipalidades y asociaciones municipales con personalidad jurídica, determinando las condiciones a que estará sujeto el uso de estos recursos.

04 Con cargo a estos recursos se financiarán aportes reembolsables a las municipalidades destinados a iniciativas de inversión para el desarrollo de las ciudades autorizadas hasta el 31 de diciembre de 2014 y las correspondientes a este año.

La aplicación de los recursos incluidos en esta glosa, se regirá por lo establecido en el Decreto Supremo N° 196, de 24 de marzo de 2011, del Ministerio del Interior y Seguridad Pública y sus modificaciones.

Con todo, durante el año 2015, mediante una o más resoluciones la Subsecretaría de Desarrollo Regional y Administrativo, conjuntamente con la Dirección de Presupuestos, podrá autorizar la contratación de aportes reembolsables hasta por un monto de $ 22.000.000 miles, a las municipalidades, que mediante Oficio de la Subsecretaría de Desarrollo Regional y Administrativo, se les haya comunicado que cumplen con todos los requisitos.

La Subsecretaría de Desarrollo Regional y Administrativo, deberá informar en forma trimestral, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos, los criterios de selección y las razones de los rechazos que dieron origen a la elección de los municipios seleccionados para el financiamiento, esta información deberá ser publicada en igual tiempo en la página web de la Subsecretaría de Desarrollo Regional y Administrativo y de la Dirección de Presupuestos.

05 Con estos recursos se financiarán proyectos de inversión postulados por municipalidades y asociaciones municipales con personalidad jurídica orientados a generar empleo y que permitan mejorar la calidad de vida de la población más pobre, los que deberán cumplir con los criterios de selección definidos en el Decreto del Ministerio del Interior N° 946, de 1993.

Se podrá financiar además proyectos que se ejecuten en terrenos o inmuebles que constituyan bienes comunes de propiedad de comunidades agrícolas, o ubicados en condominios de viviendas sociales y aquellos conformados de acuerdo a las leyes N° 15.020 y N° 16.640 sobre Reforma Agraria, y N° 19.253, Ley Indígena, o de propiedad de organizaciones deportivas con personalidad jurídica y juntas de vecinos y demás organizaciones comunitarias acogidas a la Ley N° 19.418.

Exclúyese de la exigencia establecida en el artículo 50 de la ley N° 19.712, del Deporte, la inversión en infraestructura social o deportiva en los inmuebles que constituyen bienes comunes conformados de acuerdo a las leyes N° 15.020 y N° 16.640, sobre Reforma Agraria, y N° 19.253, Ley Indígena, y en bienes inmuebles nacionales, sean o no de uso público.

La certificación para postular proyectos de inversión en estos campos deportivos referida a la posesión y uso de los mismos, podrá extenderla la municipalidad respectiva.

Los proyectos de costo total inferior a $ 60.000 miles quedarán exentos del informe del Ministerio de Desarrollo Social a que se refiere el Artículo 19 bis del DL N° 1.263 de 1975.

Esta asignación incluye:

a) $ 8.755.000 miles para proyectos nuevos de Infraestructura Educacional,

b) $ 927.000 miles para ser transferidos a la Municipalidad de San Antonio,

c) $ 13.302.478 miles que se distribuirán de la siguiente forma:

c.1) Mediante Resolución de la Subsecretaría de Desarrollo Regional y Administrativo, visada por la Dirección de Presupuestos, se distribuirá entre las regiones del país un 75% de estos recursos en el mes de diciembre del año 2014, en proporción directa al número de desempleados y de comunas de cada una de ellas. Corresponderá a los Consejos Regionales resolver, a más tardar durante el mes de febrero del año 2015, sobre la base de la proposición del Intendente, la distribución de los recursos entre las comunas. Las municipalidades tendrán un plazo no mayor a dos meses a partir de la decisión del Consejo Regional respectivo, para presentar a la Subsecretaría de Desarrollo Regional y Administrativo los proyectos correspondientes.

La Subsecretaría deberá informar trimestralmente a las comisiones de Hacienda de ambas Cámaras y a la Comisión Especial Mixta de Presupuestos la distribución de los recursos a nivel regional y comunal, ordenados por comuna, con especificación de los criterios utilizados para aquella, los proyectos a financiar y de los beneficiarios por comuna de los empleos de emergencia.

Además, deberá informar en la misma oportunidad el origen de los recursos incrementales que tenga el programa. Esta información la proporcionará dentro de los treinta días siguientes a la fecha de término del trimestre respectivo.

c.2) El 25% restante se podrá destinar, mediante resolución de la Subsecretaría de Desarrollo Regional y Administrativo, a proyectos que permitan enfrentar situaciones de emergencia. Los proyectos que se financien deberán ser informados a los Alcaldes y Concejos Municipales respectivos.

La Subsecretaría deberá informar trimestralmente a las comisiones de Hacienda del Senado y de la Cámara de Diputados la distribución de los recursos a nivel regional y comunal, los criterios utilizados para tal distribución y la especificación de los proyectos a financiar con cargo a éstos. Esta información la proporcionará dentro de los treinta días siguientes a la fecha de término del trimestre respectivo.
Asimismo, en igual plazo, dicha información debe ser publicada en formato electrónico en la página web de la Subsecretaría de Desarrollo Regional y Administrativo.
Respecto de la información sobre beneficiarios por comuna de los empleos de emergencia, deberá incorporar las planillas de cálculo.
Deberá, asimismo, remitir información sobre la ejecución presupuestaria a la Oficina de Presupuestos del Senado. Los precitados informes deberán incorporar respecto a los proyectos a financiar, el monto por el cual fue aprobado y el porcentaje de recursos ejecutado a la fecha de remisión del informe. En cuanto a los proyectos de arrastre del año anterior se deberá informar el monto vigente del proyecto, la transferencia acumulada y la transferencia que se realizará durante el 2015.

Con todo, la Subsecretaría deberá informar antes del 31 de enero de 2015 a las comisiones de Hacienda del Senado y de la Cámara de Diputados, el monto de arrastre presupuestario efectivo y el detalle de los saldos de los contratos vigentes al 31 de diciembre de 2014.

Durante el año 2015 se podrá comprometer, con cargo a futuros presupuestos, un mayor gasto de hasta $ 10.000.000 miles por sobre el monto autorizado en esta asignación.

06 Estos recursos se destinarán a municipalidades y asociaciones municipales con personalidad jurídica y municipios que convengan acciones en conjunto para reducir la marginalidad en los ámbitos de saneamiento sanitario, residuos sólidos, energización y la protección del patrimonio.

Esta asignación incluye $ 11.238.053 miles para proyectos nuevos.

Con estos recursos se podrá financiar proyectos y acciones concurrentes de saneamiento sanitario y servicios básicos, de plantas de tratamiento de aguas servidas para asegurar la disponibilidad y/o ejecución de proyectos de la tipología establecida en el Decreto N° 829 de 1998, del Ministerio del Interior, como también la construcción de tranques de acumulación de agua, el saneamiento sanitario de establecimientos educacionales, de atención primaria de salud y cementerios. Asimismo se podrá financiar proyectos y acciones concurrentes, de minimización y mejoramiento integral del manejo de residuos sólidos domiciliarios y asimilables, modelos de gestión, infraestructura y equipamiento de puntos limpios, iniciativas de reutilización en riego con aguas servidas tratadas, reutilización de lodos provenientes de sistemas de tratamiento de aguas servidas, de puesta en valor de inmuebles patrimoniales, de energización, conectividad rural y telecomunicaciones rurales, disposición de escombros y pago de servidumbres de paso, y otros proyectos de interés municipal en la materia.

Se podrá financiar además, los proyectos y las acciones concurrentes que se ejecuten en terrenos o inmuebles que constituyan bienes comunes de propiedad de comunidades agrícolas, o ubicados en condominios de viviendas sociales y aquellos conformados de acuerdo a las leyes N° 15.020 y N° 16.640 sobre Reforma Agraria, y N° 19.253, Ley Indígena, o de propiedad de organizaciones deportivas con personalidad jurídica y juntas de vecinos y demás organizaciones comunitarias acogidas a las Leyes N° 19.418 y N° 18.138.

Las acciones concurrentes, podrán considerar el financiamiento de diseños de arquitectura y de ingeniería, estudios, asistencias e inspecciones técnicas, adquisiciones y mejoramientos de terrenos, saneamiento de títulos, tramitación de derechos de agua, asistencias legales, catastros de patrimonio inmueble y elaboración de expedientes para el Consejo de Monumentos Nacionales.

Los diseños de arquitectura y/o de ingeniería, y las inspecciones técnicas para los proyectos de saneamiento sanitario deberán ser ejecutados por profesionales inscritos en los registros de los Ministerios de Obras Públicas y/o de Vivienda y Urbanismo, y/o por Empresas Concesionarias de Servicios Básicos.

Se podrá financiar la adquisición y mejoramiento de terrenos para viviendas, soluciones sanitarias, centros de transferencias, rellenos sanitarios y vertederos, centros de acopio,

valorización de residuos sólidos, y similares domiciliarios, disposición final de escombros, para fines deportivos y recreativos, y cementerios.
Los terrenos que se adquieran por las municipalidades para la construcción de viviendas, no requerirán para ser transferidos gratuitamente la autorización a que se refiere el inciso segundo del artículo 16 del decreto con fuerza de ley Nº 789, del Ministerio de Tierras y Colonización.
El financiamiento de proyectos o del diseño de estos, cuyo costo total no exceda las 5.000 UTM quedará exento del informe de evaluación del Ministerio de Desarrollo Social.
En el caso de los proyectos de adquisición y mejoramiento de terrenos para viviendas sociales deberán contar con recomendación favorable del SERVIU y de la Secretaría Regional Ministerial de Vivienda respectiva.
La distribución de recursos entre municipios y asociaciones municipales la efectuará la Subsecretaría de Desarrollo Regional y Administrativo mediante Resolución, considerando los saldos de los contratos vigentes y los nuevos proyectos y acciones concurrentes que esta Subsecretaría autorice. La Subsecretaría deberá informar a más tardar el 31 de enero de 2015 a las comisiones de Hacienda del Senado y de la Cámara de Diputados, el monto de arrastre presupuestario efectivo y el detalle de los saldos de los contratos vigentes al 31 de diciembre de 2014.
La Subsecretaría deberá informar trimestralmente a las comisiones de Hacienda del Senado y de la Cámara de Diputados la distribución regional y comunal, ordenados por comuna, de los recursos ejecutados a través del Programa Mejoramiento de Barrios, así como los proyectos financiados con cargo a estos recursos. Además, deberá informar en la misma oportunidad el origen de los recursos incrementales que tenga el programa.
Asimismo, en igual plazo, dicha información debe ser publicada en formato electrónico en la página web de la Subsecretaría de Desarrollo Regional y Administrativo. Los precitados informes deberán contener la nómina de los profesionales contratados con acciones concurrentes identificando el monto del contrato, tipología y nombre del proyecto.
Durante el año 2015 se podrá comprometer, con cargo a futuros presupuestos, un mayor gasto de hasta $ 10.000.000 miles por sobre el monto autorizado en esta asignación.

07 Estos recursos se destinarán al financiamiento, total o parcial, de proyectos destinados a la recuperación de las ciudades afectadas por el terremoto y maremoto del mes de febrero de 2010, y del terremoto e incendio de Valparaíso del mes de abril de 2014. Para dar curso a este financiamiento, la Subsecretaría de Desarrollo Regional y Administrativo deberá publicar en su página web, a más tardar el mes de enero de 2015 el catastro de los posibles beneficiarios o, en su defecto, el de los beneficiarios diez días después de asignados los recursos. Los proyectos que postulen los municipios o asociaciones municipales con personalidad jurídica deberán contar con recomendación favorable del Ministerio de Desarrollo Social.
Hasta un total de $ 200.000 miles podrá destinarse a incrementar los presupuestos de otros programas, incluso en gastos de personal y de funcionamiento, de esta Subsecretaría, o de los gobiernos regionales, con el objeto de fortalecer la capacidad de generar planes y carteras de proyectos para estos fines.
La Subsecretaría de Desarrollo Regional y Administrativo, mediante resolución, dispondrá la transferencia de estos recursos a las municipalidades o asociaciones municipales con personalidad jurídica, determinando las condiciones de las respectivas transferencias.
Su distribución, entre los municipios y las asociaciones municipales con personalidad jurídica, será efectuada por la Subsecretaría, considerando los saldos de los contratos vigentes y los nuevos proyectos que esta autorice.
Asimismo, se podrán disponer transferencias a municipalidades para el financiamiento de compras de terrenos y de contrataciones de asistencia e inspección técnica para la supervisión y seguimiento de proyectos financiados con este Fondo.
Trimestralmente deberá informarse a la Comisión Especial Mixta de Presupuestos respecto de los recursos asignados a proyectos, gastos de personal y de funcionamiento, detallando las municipalidades beneficiarias y/o los programas presupuestarios incrementados.

08 La aplicación de estos recursos, se regirá por el Reglamento que establece el procedimiento de distribución del Fondo de Incentivo al Mejoramiento de la Gestión Municipal,

Resolución N° 115, de 16 de mayo de 2012 de la Subsecretaría de Desarrollo Regional y Administrativo.
Por Resolución de la Subsecretaría de Desarrollo Regional y Administrativo, a más tardar en el mes de junio de 2015, estos recursos serán distribuidos entre las municipalidades de conformidad al reglamento.
Los recursos que en virtud de lo anterior le correspondan a cada municipalidad se incorporarán en sus respectivos presupuestos y se destinarán a iniciativas de inversión, adquisición de activos no financieros y a transferencias de capital para el Programa de Pavimentos Participativos del Ministerio de Vivienda y Urbanismo.

09 Estos recursos se destinarán al financiamiento, total o parcial, de proyectos que tengan por objeto la revitalización de barrios e infraestructura patrimonial emblemática, a través del desarrollo de iniciativas de inversión y fortalecimiento comunal.
Los recursos de este programa, podrán financiar iniciativas de inversión, desarrollo urbano e infraestructura en general, programas de fomento productivo y actividades de participación ciudadana. Asimismo el programa podrá financiar saneamientos de títulos, compras de terrenos, equipamiento y contrataciones de asistencias e inspecciones técnicas y legales, para la ejecución, supervisión y seguimiento de proyectos financiados con este programa. Con las iniciativas de inversión indicadas se podrán intervenir bienes de propiedad fiscal, municipal y de empresas públicas, y de instituciones privadas sin fines de lucro.
La Subsecretaría de Desarrollo Regional y Administrativo, mediante resolución dispondrá la transferencia de estos recursos a las municipalidades, pudiendo determinar además, las condiciones de las respectivas transferencias.

10 Con cargo a estos recursos se ejecutarán las iniciativas de inversión, acordadas en el marco del convenio de financiamiento no reembolsable suscrito por la Subsecretaría de Desarrollo Regional y Administrativo con el Instituto de Crédito Oficial (ICO) del Gobierno de España, para brindar apoyo en la reducción del déficit de cobertura de agua potable y saneamiento.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Subsecretaría de Desarrollo Regional y Administrativo

Transferencias a Gobiernos Regionales

PARTIDA : 05
CAPÍTULO : 05
PROGRAMA : 05

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**387.257.273**
09			**APORTE FISCAL**		**93.841.716**
	01		**Libre**		**93.841.716**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**280.888.677**
	02		**Del Gobierno Central**		**280.888.677**
		006	Subsecretaría de Educación		50.705.678
		080	Tesoro Público Ley N° 20.378 - Fondo de Apoyo Regional (FAR)		227.319.599
		081	Subsecretaría de Energía - Programa 04		2.863.400
14			**ENDEUDAMIENTO**		**12.525.880**
	02		**Endeudamiento Externo**		**12.525.880**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**387.257.273**
33			**TRANSFERENCIAS DE CAPITAL**		**387.256.273**
	02		**Al Gobierno Central**	**01**	**234.440.035**
		001	Programa Inversión Regional Región I		9.199.024
		002	Programa Inversión Regional Región II		14.331.962
		003	Programa Inversión Regional Región III		9.892.322
		004	Programa Inversión Regional Región IV		16.286.736
		005	Programa Inversión Regional Región V		18.741.633
		006	Programa Inversión Regional Región VI		10.803.815
		007	Programa Inversión Regional Región VII		18.481.053
		008	Programa Inversión Regional Región VIII		27.054.844
		009	Programa Inversión Regional Región IX		23.726.464
		010	Programa Inversión Regional Región X		25.271.694
		011	Programa Inversión Regional Región XI		9.428.160
		012	Programa Inversión Regional Región XII		9.133.769
		013	Programa Inversión Regional Región Metropolitana		23.789.874
		014	Programa Inversión Regional Región XIV		9.904.834
		015	Programa Inversión Regional Región XV		8.393.851
	03		**A Otras Entidades Públicas**	**02**	**152.816.238**
		001	Provisión Fondo Nacional de Desarrollo Regional	03	43.516.954
		017	Provisión Programa Infraestructura Rural	04	3.790.851
		021	Provisión Puesta en Valor del Patrimonio	05	10.384.710
		025	Provisión de Apoyo a la Gestión Subnacional	06	4.844.853
		130	Provisión Saneamiento Sanitario	07	6.469.560
		190	Provisión Programa Residuos Sólidos	08	5.173.282
		418	Provisión Ley N° 20.378 - Fondo de Apoyo Regional (FAR)	09	55.040.776
		421	Provisión Regularización Mayores Ingresos Propios		9.676.016
		426	Provisión Energización	10	8.254.236
		429	Provisión Recuperación Daños por Catástrofes		5.665.000
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Durante el año 2015, las transferencias a los gobiernos regionales incluyen $ 172.278.823 miles, conforme lo señalado en la glosa 02 del Programa 50.01.09, con la siguiente distribución:

Programa Inversión Regional Región I	6.898.519
Programa Inversión Regional Región II	9.101.069
Programa Inversión Regional Región III	8.222.976
Programa Inversión Regional Región IV	10.765.788
Programa Inversión Regional Región V	14.214.132
Programa Inversión Regional Región VI	8.760.807
Programa Inversión Regional Región VII	13.449.459
Programa Inversión Regional Región VIII	22.702.365
Programa Inversión Regional Región IX	18.449.103
Programa Inversión Regional Región X	11.885.355
Programa Inversión Regional Región XI	8.621.777
Programa Inversión Regional Región XII	8.821.176
Programa Inversión Regional Región Metropolitana	16.563.647
Programa Inversión Regional Región XIV	8.330.908
Programa Inversión Regional Región XV	5.491.742
TOTAL - Miles de $	172.278.823

02 Los decretos en que se distribuyan las provisiones, deberán consignar nominativa e individualmente la o las instituciones receptoras con sus respectivos montos. Los gobiernos regionales estarán obligados a suministrar a esta Subsecretaría toda aquella información relacionada con rendición de gastos y seguimiento técnico de los proyectos financiados con recursos de estas provisiones, en la forma y plazo que esta Subsecretaría lo solicite.
La Subsecretaría deberá informar a las comisiones de Hacienda de ambas Cámaras bimestralmente, a más tardar dentro de los quince días siguientes a su término, la distribución de las provisiones contempladas en este ítem, con especificación de los montos asignados por institución receptora, de la región beneficiada y del número del decreto que la autorizó. Asimismo, en igual plazo, dicha información deberá ser publicada en formato electrónico en la página web de la Subsecretaría.
En aquellos casos en que para una determinada región no se disponga de proyectos en condiciones de ejecutarse en el ejercicio presupuestario correspondiente, el Intendente, con acuerdo del Consejo Regional, podrá solicitar a la Subsecretaría autorización para destinar los recursos disponibles en este ítem, a tipologías de proyectos distintas a las indicadas en las glosas respectivas. La Subsecretaría podrá otorgar dicha autorización a contar del 1° de julio de 2015, mediante oficio del cual remitirá copia a la Dirección de Presupuestos.

03 Hasta el 50% de estos recursos se podrá traspasar al ítem 24.03.002 del presupuesto de la Subsecretaría del Interior para atender situaciones de emergencia.
Copia de los decretos que distribuyan estos recursos entre las distintas regiones del país, se remitirán a las comisiones de Hacienda y de Gobierno de ambas ramas del Congreso Nacional, dentro de los quince días siguientes contados desde su total tramitación.

04 Estos recursos se destinarán a proyectos de construcción, conservación y mejoramiento de caminos secundarios, de obras portuarias, de agua potable y saneamiento rurales, de electrificación rural con fines productivos, de telecomunicaciones en zonas rurales, estudios básicos de Planes Marco de Desarrollo Territorial y aquellos contemplados en la Guía del Manual Operativo del Programa, Resolución Exenta N° 3.092 de 2012 de esta Subsecretaría. Las modificaciones que se efectúen a esta Resolución deberán contar con la visación de la Dirección de Presupuestos.
Además, estos recursos se podrán destinar a las líneas de acción estipuladas en el Decreto Supremo N° 829 de 1998, y sus modificaciones, del Ministerio del Interior, Reglamento del Programa Mejoramiento de Barrios.
Al menos un 50% de estos recursos se distribuirá entre los gobiernos regionales antes del 31 de diciembre del año 2014, a proposición de esta Subsecretaría conforme al avance en la formulación de Planes Marco de Desarrollo Territorial, a los montos comprometidos en proyectos de arrastre y a la aplicación de recursos regionales elegibles para el programa. La citada distribución será informada en el mismo plazo a la Dirección de Presupuestos, mediante oficio que contendrá el detalle de los proyectos a financiar, el costo total, arrastre comprometido y financiamiento del Gobierno Regional si corresponde.

El resto de los recursos se distribuirá, durante el año 2015, a proposición de esta Subsecretaría, considerando los nuevos convenios que suscriba con los gobiernos regionales y las iniciativas de inversión nuevas elegibles para el programa.

Los Planes Marco de Desarrollo Territorial se definirán según la metodología vigente del Sistema Nacional de Inversiones del Ministerio de Desarrollo Social.

La Subsecretaría deberá informar trimestralmente a ambas cámaras la aplicación de estos recursos individualizando el tipo de contrato, su modalidad, monto y duración.

En el caso de los proyectos de agua potable o saneamiento, rurales, la unidad técnica deberá ser la Dirección de Obras Hidráulicas del Ministerio de Obras Públicas. Tratándose de construcción, conservación y mejoramiento de caminos secundarios, la unidad técnica deberá ser la Dirección de Vialidad de dicho Ministerio. En los casos que el Gobierno Regional lo determine, mediante resolución, podrá designar como unidad técnica a otro servicio público o municipalidad, o contratar a la empresa sanitaria o a empresas que presten servicio en la tipología respectiva.

05 Estos recursos se destinarán al financiamiento de iniciativas de inversión que sean elegibles para el Programa de Puesta en Valor del Patrimonio, de acuerdo a lo indicado en la Guía Operativa del Programa, Resolución Exenta N° 81 de 2009 de esta Subsecretaría. Las modificaciones que se efectúen a esta Resolución deberán contar con la visación de la Dirección de Presupuestos.

Se financiarán iniciativas que tengan por objeto proteger y poner en valor de manera sustentable las edificaciones, espacios públicos, conjuntos o sitios que se encuentren: a) protegidos como Monumento Nacional según Ley N° 17.288, en las categorías de Monumento Histórico, Zona Típica y Monumento Arqueológico; b) señalados como inmuebles de Conservación Histórica o ubicados en zonas de Conservación Histórica, según artículo 60 de la Ley General de Urbanismo y Construcciones; c) ubicados en zonas patrimoniales protegidas por resolución de la Secretaría Regional Ministerial del Ministerio de Vivienda y Urbanismo y d) declarados como sitios del Patrimonio Mundial de la UNESCO o de la Lista Tentativa de los Bienes Culturales de Chile postulados a esta categoría.

Con estos recursos se podrán financiar inversiones en inmuebles que contribuyan a la protección y puesta en valor de bienes patrimoniales muebles protegidos como Monumento Nacional en las categorías de Monumento Histórico o Monumento Arqueológico.

Con las iniciativas de inversión indicadas se podrán intervenir bienes de propiedad o usufructo fiscal, municipal o de empresas públicas y aquellas en que las instituciones del Estado tengan un porcentaje mayoritario de su propiedad. También, con estos recursos, se podrá financiar iniciativas de puesta en valor de bienes declarados Monumento Nacional de propiedad o usufructo de instituciones privadas sin fines de lucro. Adicionalmente, se podrá financiar intervenciones en las fachadas de inmuebles de propiedad privada que se encuentren protegidos por alguna de las categorías de patrimonio señaladas en el segundo párrafo de esta glosa.

Estos recursos se distribuirán, durante el año 2015, a proposición de esta Subsecretaría, considerando entre otros factores, las inicitivas que cumplan las condiciones técnicas y económicas para ser ejecutadas y los aportes comprometidos por los gobiernos regionales con recursos propios o de otras fuentes. A petición de los gobiernos regionales se podrán crear ítem de transferencias a instituciones públicas o privadas sin fines de lucro para la ejecución de las iniciativas de inversión que con ellas se acuerde.

Asimismo, parte de estos recursos se podrán transferir a los Gobiernos Regionales, a otros programas de esta Subsecretaría, a la Dirección de Arquitectura del Ministerio de Obras Públicas, al Ministerio de Desarrollo Social, al Ministerio de Vivienda y Urbanismo y a la Dirección de Bibliotecas, Archivos y Museos, en lo que corresponde al Consejo de Monumentos Nacionales, para el fortalecimiento de dichas instituciones, incluso para gastos en personal; para iniciativas incluidas en los objetivos del Programa y para iniciativas asociadas a bienes declarados Patrimonio Mundial por la UNESCO, o para la ejecución de iniciativas de inversión con impacto en más de una región.

06 Estos recursos se destinarán a mejorar la gestión pública en los niveles regional, provincial y local, fortaleciendo sus capacidades y competencias, mediante el financiamiento de programas de capacitación, pasantías, fortalecimiento de la identidad regional, asistencia técnica, contratación de personal calificado, adquisición de equipamiento, desarrollo

de sistemas de información y comunicaciones, estudios, proyectos, programas o gastos elegibles que permitan: a) dar continuidad a las acciones de mejoramiento de la gestión pública subnacional establecidas en el contrato de préstamo N° 1828-OC-CH, de Apoyo a la Gestión Subnacional en Chile; b) avanzar en otras materias de descentralización y c) apoyar la ejecución de las provisiones administradas por esta Subsecretaría.
Las iniciativas a financiar se decidirán en conjunto por esta Subsecretaría y la Dirección de Presupuestos.
Parte o la totalidad de estos recursos podrán incorporarse a los Programas 01 y 02 de los gobiernos regionales, los que igualmente estarán autorizados a efectuar los gastos necesarios que permitan el cumplimiento de las iniciativas aprobadas en el marco de esta Provisión, y a cualquiera de los subtítulos o ítem de los programas de esta Subsecretaría.
Se podrá financiar la ejecución de programas de pasantías para funcionarios públicos y municipales, y de personas naturales. Este beneficio se otorgará de acuerdo a lo establecido en la Resolución N° 3.446 de 2013 de esta Subsecretaría y sus modificaciones.
Asimismo, se podrán transferir recursos a instituciones públicas, municipalidades o de la sociedad civil, recursos que estarán destinados a fortalecer proyectos o programas orientados al desarrollo de los territorios.
La Subsecretaría deberá informar trimestralmente a las comisiones de Hacienda de ambas Cámaras y a la Comisión Especial Mixta de Presupuestos la distribución de estos recursos, la nómina del personal contratado, con especificación del monto, plazo, lugar de desempeño, institución contratante, labor contratada y título profesional de los contratados. Tal información deberá ser remitida dentro de los treinta días siguientes al término del respectivo trimestre. Asimismo, en igual plazo, dicha información debe ser publicada en formato electrónico en la página web de esta Subsecretaría.

07 Estos recursos se destinarán al financiamiento de iniciativas de inversión de saneamiento sanitario, sistemas de agua potable, alcantarillado sanitario, casetas sanitarias y demás líneas de acción estipuladas en la Guía Operativa del Programa, Resolución Exenta N° 12.253 de 2012 de esta Subsecretaría. Las modificaciones que se efectúen a esta Resolución deberán contar con la visación de la Dirección de Presupuestos.
Durante el año 2015, no regirá el límite de costo establecido en el artículo 8°, letra d) del Decreto Supremo N° 829, de 1998, del Ministerio del Interior.
Al menos un 50% de estos recursos se distribuirá entre los gobiernos regionales antes del 31 de diciembre de 2014, a proposición de esta Subsecretaría conforme a los montos comprometidos en proyectos de arrastre y a la aplicación de recursos regionales elegibles para el programa. La citada distribución será informada en el mismo plazo a la Dirección de Presupuestos, mediante oficio que contendrá el detalle de los proyectos a financiar, el costo total, arrastre comprometido y financiamiento del Gobierno Regional si corresponde. Esta distribución deberá considerar los recursos de contraparte para la ejecución del convenio de financiamiento no reembolsable con el Instituto de Crédito Oficial (ICO) del Gobierno de España, para lo cual se podrá transferir recursos al programa 03 de esta Subsecretaría.
El resto de los recursos se distribuirá, durante el año 2015, a proposición de esta Subsecretaría, considerando entre otros factores, los proyectos que cumplan las condiciones técnicas y económicas para ser ejecutados y los aportes comprometidos por los gobiernos regionales con recursos propios o de otras fuentes.
En los meses de abril y octubre, la Subsecretaría deberá informar a las comisiones de Hacienda del Senado y de la Cámara de Diputados, el listado completo de proyectos financiados con cargo a estos recursos, incluido el costo total por beneficiario, y la distribución y el destino de los recursos establecidos en el inciso tercero.

08 Estos recursos se destinarán a financiar iniciativas de inversión destinadas a la gestión y disposición de residuos sólidos domiciliarios, asimilables y otros, incluida la compra de terrenos y equipamiento que sean parte de los proyectos, la elaboración de estudios de diagnóstico, prefactibilidad e ingeniería y programas para la valorización de residuos, definidos en la Guía Operativa del Programa Nacional de Residuos Sólidos, Resolución Exenta N° 12.255 de 2012 de esta Subsecretaría. Las modificaciones que se efectúen a esta Resolución deberán contar con la visación de la Dirección de Presupuestos.

Al menos un 50% de estos recursos se distribuirá entre los gobiernos regionales antes del 31 de diciembre del año 2014, a proposición de esta Subsecretaría conforme a los montos comprometidos en proyectos de arrastre y a la aplicación de recursos regionales elegibles para el programa. La citada distribución será informada en el mismo plazo a la Dirección de Presupuestos, mediante oficio que contendrá el detalle de los proyectos a financiar, el costo total, arrastre comprometido y financiamiento del Gobierno Regional si corresponde.

El resto de los recursos se distribuirá, durante el año 2015, a proposición de esta Subsecretaría, considerando entre otros factores, los proyectos que cumplan las condiciones técnicas y económicas para ser ejecutados y los aportes comprometidos por los gobiernos regionales con recursos propios o de otras fuentes.

09 Durante el año 2015, se podrá financiar iniciativas de transporte, conectividad y desarrollo regional, para los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley Nº 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral. La Subsecretaría de Desarrollo Regional y Administrativo, informará mediante oficio a la Dirección de Presupuestos los recursos que se transferirán a cada Gobierno Regional.

Las iniciativas deberán contar con la aprobación del respectivo Consejo Regional, pudiendo ejecutarse en cualquier comuna del país excepto Puente Alto, San Bernardo y las que forman parte de la Provincia de Santiago.

10 Estos recursos se destinarán a financiar iniciativas de inversión que digan relación con generación de energía, eficiencia energética, electrificación, mejoramiento del suministro energético para islas y localidades aisladas, y catastros en alumbrado público.

Al menos un 50% de estos recursos se distribuirá, antes del 31 de diciembre de 2014, entre los gobiernos regionales a proposición de esta Subsecretaría, sobre la base de la proposición fundada del Ministerio de Energía, la que deberá considerar, a lo menos, la cartera de proyectos en condiciones de ser ejecutados y que digan relación con los destinos de estos recursos y los montos comprometidos en proyectos de arrastre. La citada distribución será informada en el mismo plazo a la Dirección de Presupuestos, mediante oficio que contendrá el detalle de los proyectos a financiar, el costo total, arrastre comprometido y financiamiento del Gobierno Regional si corresponde.

El resto de los recursos se distribuirá, durante el año 2015, a proposición de esta Subsecretaría, considerando entre otros factores, los aportes comprometidos por los gobiernos regionales con recursos propios o de otras fuentes.

No obstante lo señalado en el artículo 75 de la Ley Nº 19.175, para aquellas iniciativas de inversión del sector energía en las cuales no exista metodología de evaluación de proyectos, se considerará la visación técnica emitida por el Ministerio de Energía. Estos proyectos podrán considerar el equipamiento necesario para el funcionamiento de los comités, cooperativas u organizaciones comunitarias que se hagan cargo de la operación de los sistemas, como asimismo, los gastos destinados a su capacitación.

Asimismo, con estos recursos se podrá financiar el pago de subsidios para la operación de proyectos de energía, previo informe favorable de la Subsecretaría de Energía.

Esta Subsecretaría deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos la nómina del personal contratado con estos recursos.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Subsecretaría de Desarrollo Regional y Administrativo
Programas de Convergencia

PARTIDA	:	05
CAPÍTULO	:	05
PROGRAMA	:	06

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**126.135.418**
09			**APORTE FISCAL**		**126.134.418**
	01		**Libre**		**126.134.418**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**126.135.418**
33			**TRANSFERENCIAS DE CAPITAL**		**126.134.418**
	02		**Al Gobierno Central**		**31.135.659**
		008	Programa Inversión Regional Región VIII		5.851.924
		009	Programa Inversión Regional Región IX		18.623.240
		010	Programa Inversión Regional Región X		3.182.700
		015	Programa Inversión Regional Región XV		3.477.795
	03		**A Otras Entidades Públicas**		**94.998.759**
		427	Provisión Regiones Extremas	01	86.287.019
		428	Provisión Territorios Rezagados	02	8.711.740
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Estos recursos se destinarán a la adquisición de activos no financieros y a la ejecución de programas e iniciativas de inversión, aprobados por los respectivos gobiernos regionales y que sean parte de los Planes Especiales de Zonas Extremas. Los recursos que se incorporen a los gobiernos regionales, programas 02 de inversión regional, estarán sujetos a las mismas prohibiciones y podrán aplicarse a los mismos objetivos establecidos en su normativa legal y en las glosas comunes que los rigen.
Un monto no superior a $ 200.000 miles podrá ser destinado a cualquier tipo de gasto, incluso en personal, para constituir o fortalecer los equipos de apoyo para la elaboración y monitoreo de los planes especiales de zonas extremas, así como para la elaboración de estudios, realización de talleres e información a la comunidad, entre otros. Con este objeto, los recursos podrán transferirse a los programas de funcionamiento de los gobiernos regionales o a otros programas de esta Subsecretaría.
Los gobiernos regionales que tengan aprobados planes especiales de zonas extremas podrán solicitar la aplicación de estos recursos una vez publicada esta ley de presupuestos, indicando las iniciativas que priorizan y el programa de ejecución que proponen para cada una de ellas. Corresponderá a esta Subsecretaría, en conjunto con la Dirección de Presupuestos, distribuir los recursos e informar lo resuelto a los gobiernos regionales respectivos. Parte de los recursos podrá ser transferida a otros ministerios, de acuerdo a lo que solicite el Gobierno Regional, para lo que deberá contar con la conformidad del ministerio receptor de los recursos.

02 Estos recursos se destinarán a la adquisición de activos no financieros y a la ejecución de programas e iniciativas de inversión, aprobados por los respectivos gobiernos regionales, en los territorios incluidos en el Plan de Desarrollo para Territorios Rezagados, establecido mediante Decreto Supremo Nº 1.116 de 2014 del Ministerio del Interior y Seguridad Pública y sus modificaciones. Los recursos que se incorporen a los gobiernos regionales, programas 02 de inversión regional, estarán sujetos a las mismas prohibiciones y podrán aplicarse a los mismos objetivos establecidos en su normativa legal y en las glosas comunes que los rigen.

Parte de los recursos se podrán destinar a acciones concurrentes del Programa de Mejoramiento de Barrios, para ser ejecutados por las municipalidades, con el objetivo de disponer de iniciativas acordes con los planes de desarrollo indicados.
Un monto no superior a $ 200.000 miles podrá ser destinado a cualquier tipo de gasto, incluso en personal, para constituir o fortalecer los equipos de apoyo para la elaboración y monitoreo de los planes de desarrollo, así como para la elaboración de estudios, realización de talleres e información a la comunidad, entre otros. Con este objeto, los recursos podrán transferirse a los programas de funcionamiento de los gobiernos regionales o a otros programas de esta Subsecretaría.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Agencia Nacional de Inteligencia

Agencia Nacional de Inteligencia (01)

PARTIDA	:	05
CAPÍTULO	:	07
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		5.483.597
08		OTROS INGRESOS CORRIENTES		26.002
	01	Recuperaciones y Reembolsos por Licencias Médicas		24.972
	99	Otros		1.030
09		APORTE FISCAL		5.457.595
	01	Libre		5.457.595
		GASTOS		5.483.597
21		GASTOS EN PERSONAL	02	4.000.978
22		BIENES Y SERVICIOS DE CONSUMO	03	1.124.722
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		357.897
	02	Edificios		289.917
	03	Vehículos		17.675
	04	Mobiliario y Otros		12.360
	05	Máquinas y Equipos		12.360
	06	Equipos Informáticos		15.450
	07	Programas Informáticos		10.135

GLOSAS :

01 Dotación máxima de vehículos — 4

02 Incluye :

a) Dotación máxima de personal — 132

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834 respecto de los empleos a contrata incluidos en la dotación.

No les será aplicable a los cargos de jefes de departamento de la Agencia, lo dispuesto en el artículo 8° del DFL N° 29, de 2004. Sus nombramientos se regirán por lo dispuesto en el artículo 7° de dicho cuerpo legal.

Las visaciones dispuestas en el artículo 5° de la Ley N° 19.896, serán efectuadas por el jefe de la División de Administración y Finanzas de la Institución.

b) Horas extraordinarias año
– Miles de $ — 81.370

c) Autorización máxima para gastos en viáticos:
– En territorio nacional, en Miles de $ — 14.420

d) Convenios con personas naturales
– Miles de $ — 414.470

03 Incluye :

a) Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 18.540

b) $ 509.299 miles, para gastos reservados Ley N° 19.863

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA

Subsecretaría de Prevención del Delito

Subsecretaría de Prevención del Delito (01, 02)

PARTIDA	:	05
CAPÍTULO	:	08
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**50.408.538**
05			**TRANSFERENCIAS CORRIENTES**		**1.225.350**
	02		**Del Gobierno Central**		**1.225.350**
		009	Servicio Nacional de Prevención y Rehabilitación Consumo de Drogas y Alcohol		1.225.350
08			**OTROS INGRESOS CORRIENTES**		**31**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**21**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**49.183.147**
	01		**Libre**		**48.856.063**
	03		**Servicio de la Deuda Externa**		**327.084**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**50.408.538**
21			**GASTOS EN PERSONAL**	**03**	**4.953.880**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**2.784.300**
24			**TRANSFERENCIAS CORRIENTES**		**42.156.327**
	02		**Al Gobierno Central**		**530.450**
		002	Encuesta Nacional Urbana de Seguridad Ciudadana - INE	05	530.450
	03		**A Otras Entidades Públicas**		**41.625.877**
		015	Programas de Prevención en Seguridad Ciudadana	06	10.963.162
		018	Programa Estadio Seguro	07	1.253.346
		041	Programa de Gestión en Seguridad Ciudadana	08	4.720.490
		107	Plan Comunal de Seguridad Pública	09	24.688.879
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**186.927**
	06		**Equipos Informáticos**		**43.145**
	07		**Programas Informáticos**	**10**	**143.782**
34			**SERVICIO DE LA DEUDA**		**327.094**
	02		**Amortización Deuda Externa**		**296.947**
	04		**Intereses Deuda Externa**		**30.137**
	07		**Deuda Flotante**		**10**
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 Dotación máxima de vehículos 5

02 Parte de estos fondos se podrá transferir a organismos y/o a entidades del Sector Público. En este caso la transferencia no se incorporará al presupuesto del organismo receptor de los fondos, sin perjuicio de la obligación de las entidades receptoras de rendir cuenta a la Contraloría General de la República.
Las actividades que se realicen en el marco de este programa deberán tener una distribución que garantice que su implementación abarque a todas las regiones del país.
La Subsecretaría de Prevención del Delito deberá enviar en forma semestral a la Comisión de Seguridad Ciudadana y Drogas de la Cámara de Diputados, a la Comisión de Constitución, Legislación, Justicia y Reglamento del Senado y a la Comisión Especial Mixta de Presupuestos, un informe semestral del gasto público ejecutado asociado al cumplimiento de las tareas del Plan Nacional de Seguridad Pública y Prevención de la Violencia y el Delito 2014-2018.

03 Incluye :

a) Dotación máxima de personal 182

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos dentro de la dotación.

El personal a contrata del servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Subsecretario de Prevención del Delito, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 20 funcionarios.

b) Horas extraordinarias año

– Miles de $ 34.067

c) Autorización máxima para gastos en viáticos :

– En territorio nacional, en Miles de $ 21.595

– En el Exterior, en Miles de $ 24.240

d) Convenios con personas naturales

– Miles de $ 610.995

Las personas que se contraten podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas 18

– Miles de $ 355.219

04 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ 63.603

05 Los convenios que se suscriban para la transferencia de estos recursos, podrán considerar todo tipo de gastos para la elaboración de la Encuesta Nacional Urbana de Seguridad Ciudadana (ENUSC). Dichos convenios se materializarán mediante resolución de la Subsecretaría de Prevención del Delito.

06 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluso en personal hasta por $ 1.613.260 miles, para dar cumplimiento a las actividades de los programas de prevención en seguridad ciudadana que se definan. Asimismo, mediante resolución de la Subsecretaría de Prevención del Delito, se podrá contratar o convenir, con entidades públicas o privadas, la ejecución de programas de prevención específicos.

Las personas que se contraten podrán tener calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

Incluye $ 1.225.350 miles para convenios en tratamiento y/o prevención de drogas y alcohol con instituciones públicas o privadas. Los convenios deberán contar con la aprobación previa del Servicio Nacional para Prevención y Rehabilitación Consumo de Drogas y Alcohol.

Trimestralmente deberá informar la ejecución de estos recursos a la Comisión Especial Mixta de Presupuestos, con indicación de la comuna, barrio intervenido, las actividades realizadas, metas alcanzadas y evaluación del período.

Incluye hasta $ 2.061.000 miles para el Programa Telecentros. Por razones de continuidad del programa, se podrá prorrogar los convenios vigentes hasta por seis meses, mientras se efectúa el proceso de licitación.

07 Con cargo a estos recursos se podrá efectuar todo tipo de gastos asociados al Programa. Incluye $ 256.156 miles para gastos en personal. Las personas que se contraten, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos. Con todo, dicho personal no podrá exceder de 11 funcionarios.

Al término del primer semestre, se deberá remitir a la Comisión Especial Mixta de Presupuestos, un informe que contenga las medidas de coordinación del Programa con el Ministerio del Deporte.

08 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluso en personal, para la ejecución de programas o proyectos de Seguridad Ciudadana, que formulen los municipios o entidades privadas sin fines de lucro, destinados a mejorar las condiciones de seguridad de la población, de acuerdo a los ejes del Plan Nacional de Seguridad Pública y Prevención de la Violencia y el Delito 2014-2018.

La asignación de estos recursos se efectuará a través de un fondo concursable, el cual considerará criterios y mecanismos de asignación objetivos y transparentes, de acuerdo con lo establecido en su Reglamento aprobado por Decreto Supremo Nº 1061, del año 2010, del Ministerio del Interior.

Hasta un 15% del total de estos recursos podrá asignarse mediante trato directo, a través de una resolución fundada que así lo autorice, de acuerdo a los criterios y mecanismos definidos en el Reglamento. La Subsecretaría de Prevención del Delito mantendrá un registro actualizado de los programas y proyectos financiados y de los recursos transferidos a través de su página web. Hasta un 8% de los recursos de esta asignación podrá destinarse a financiar los gastos necesarios para la administración y gestión del Fondo, incluyendo gastos en personal. Las personas que se contraten, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

Se informará trimestralmente a la Dirección de Presupuestos, acerca de la contratación de personal con cargo a este programa, así como las instituciones beneficiadas, los proyectos y montos asignados, debiendo publicar en el mismo plazo dicha información en el Banner de Gobierno Transparente y/o en la página web de la Subsecretaría de Prevención del Delito.

La misma información y con la misma periodicidad, deberá ser remitida a la Comisión Especial Mixta de Presupuestos. Adicionalmente deberá informar de los recursos que se asignaron en forma directa, señalando nombre de la institución receptora, monto entregado y resultado obtenido por los proyectos.

09 Considera el financiamiento de todo tipo de gastos, incluso en personal. Las personas que se contraten, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

Se podrá celebrar convenios de transferencias financieras con los municipios que conforman este plan hasta por 36 meses, sujeto a la disponibilidad presupuestaria de los años respectivos, no pudiendo exceder del año 2018.

Trimestralmente, la Subsecretaría de Prevención del Delito informará a la Comisión Especial Mixta de Presupuestos el avance de la ejecución presupuestaria de los Planes Comunales de Seguridad Pública, remitiendo una nómina, con los datos desagregados por comuna, los montos asignados, individualizando los proyectos y el detalle de cada uno. Dicha información debe ser publicada en la página web de la Subsecretaría de Prevención del Delito y actualizada trimestralmente. Incluye $ 432.600 miles para el financiamiento de las actividades asociadas al Programa Cascos Históricos, incluso en personal.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Subsecretaría de Prevención del Delito
Centros Regionales de Atención y Orientación a Víctimas

PARTIDA	:	05
CAPÍTULO	:	08
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**5.861.743**
09		**APORTE FISCAL**		**5.861.743**
	01	Libre		5.861.743
		GASTOS		**5.861.743**
21		**GASTOS EN PERSONAL**	01	**4.452.963**
22		**BIENES Y SERVICIOS DE CONSUMO**		**1.317.046**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**91.734**
	04	Mobiliario y Otros		26.580
	06	Equipos Informáticos		14.028
	07	Programas Informáticos		51.126

GLOSA :

01 Estos recursos se podrán destinar exclusivamente a la contratación de hasta 354 personas a honorarios. Incluye $ 89.523 miles para el pago de viáticos en territorio nacional. Las personas contratadas podrán tener la calidad de agentes públicos, para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.
Incluye $ 68.042 miles para gasto en personal para línea de peritaje ambulatorio.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Servicio Nacional para Prevención y Rehabilitación Consumo de Drogas y Alcohol
Servicio Nacional para Prevención y Rehabilitación Consumo de Drogas y Alcohol (01, 02)

PARTIDA : 05
CAPÍTULO : 09
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**62.315.007**
08			**OTROS INGRESOS CORRIENTES**		**3.718.801**
	99		**Otros**		**3.718.801**
09			**APORTE FISCAL**		**58.596.196**
	01		**Libre**		**58.596.196**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**62.315.007**
21			**GASTOS EN PERSONAL**	03	**6.827.668**
22			**BIENES Y SERVICIOS DE CONSUMO**	04	**3.611.643**
24			**TRANSFERENCIAS CORRIENTES**		**51.820.429**
	02		**Al Gobierno Central**		**1.225.350**
		003	Juntos Más Seguros - Subsecretaría de Prevención del Delito	05	1.225.350
	03		**A Otras Entidades Públicas**		**50.595.079**
		001	Programa de Tratamiento y Rehabilitación	06	41.403.518
		003	Otros Programas de Prevención	07	2.907.288
		005	Programas de Capacitación	08	785.741
		012	Municipalidades - Programa PREVIENE	09	4.448.754
		013	Programa Control Cero Alcohol	10	1.049.778
26			**OTROS GASTOS CORRIENTES**		**8.907**
	01		**Devoluciones**		**8.907**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**46.350**
	03		**Vehículos**		**15.450**
	04		**Mobiliario y Otros**		**19.348**
	06		**Equipos Informáticos**		**11.552**
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 Dotación máxima de vehículos 18

02 Parte de estos fondos se podrá transferir a organismos y/o entidades del Sector Público. En este caso la transferencia no se incorporará al presupuesto del organismo receptor de los fondos, sin perjuicio de la obligación de las entidades receptoras de rendir cuenta a la Contraloría General de la República.

03 Incluye :

a) Dotación máxima de personal 161

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en la dotación. Se podrá contratar a un número máximo de 9 profesionales a honorarios en calidad de agente público para todos los efectos legales.

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 28 funcionarios.

b) Horas extraordinarias año

– Miles de $ 10.516

c) Autorización máxima para gastos en viáticos :
– En territorio nacional, en Miles de $ 56.789
– En el Exterior, en Miles de $ 10
d) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 5
– Miles de $ 48.292

04 Incluye :
a) Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 49.653
b) Al menos $ 231.852 miles para ser destinados a material educativo preventivo

05 Estos recursos se podrán transferir a la Subsecretaría de Prevención del Delito y se aplicará por esta de acuerdo a los convenios que se suscriban con entidades públicas o privadas, los que deberán contener al menos los objetivos de las actividades y/o programas a desarrollar.
El Servicio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos de la ejecución de estos recursos por parte de la Subsecretaría de Prevención del Delito.

06 Estos recursos podrán ser destinados a la contratación de planes, programas, capacitaciones, desarrollar actividades de tratamiento, rehabilitación y/o integración social, con entidades públicas o privadas, destinados a personas afectadas por el consumo de alcohol o drogas estupefacientes o sicotrópicas; y a desarrollar actividades de supervisión, asesoría especializada y convenios de colaboración.
Se podrá licitar planes de tratamiento y/o rehabilitación hasta por 24 meses, sujeto a la disponibilidad presupuestaria del año siguiente.
El Servicio deberá informar, en el mes de marzo de 2015, los resultados finales y la evaluación de los planes de tratamiento ejecutados durante el 2014 a las Comisiones de Salud y de Educación de ambas Cámaras del Congreso Nacional. Dichos informes estarán disponibles en el mismo plazo en la página web del Servicio.
En el mismo informe deberá acompañar los lineamientos definidos para la asignación de los recursos de este Programa, adjuntando copia de los convenios que se hayan celebrado para su ejecución.
Incluye gastos en personal hasta por $ 54.384 miles.
Trimestralmente, dentro de los treinta días siguientes al término del período respectivo, se deberá enviar la misma información actualizada.
El Servicio deberá informar los resultados de las intervenciones y las entidades contratadas, en forma semestral, a las Comisiones de Salud de ambas cámaras, y a la Comisión de Educación, Deporte y Recreación de la Cámara de Diputados y a la Comisión de Educación, Cultura, Ciencia y Tecnología del Senado. Dichos informes deberán estar disponibles en la página web del Servicio.
Incluye $ 1.276.766 miles para el tratamiento de 314 cupos de adultos infractores de ley, en el marco de la Ley Nº 18.216, y sus modificaciones.

07 Estos recursos se aplicarán de acuerdo a los convenios que se suscriban con entidades públicas o privadas, los que deberán contener, a lo menos, los objetivos de las actividades y/o programas a desarrollar.
Incluye gastos en personal hasta por $ 159.135 miles.
Antes del 31 de marzo de 2015 el Servicio deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta de los lineamientos definidos para la asignación de los recursos de este Programa, adjuntando copia de los convenios que se hayan celebrado en el primer trimestre e indicando los plazos y metas para el resto del período.

08 Con cargo a estos recursos se podrá efectuar todo tipo de gastos destinados a actividades de capacitación en materias relacionadas con la prevención o recuperación (tratamiento, rehabilitación e/o integración social), del consumo de alcohol o drogas estupefacientes o psicotrópicas, las que se podrán convenir con entidades públicas o privadas.

09 Los convenios para la transferencia de recursos a las municipalidades se suscribirán sobre la base de los programas comunales de prevención del consumo de drogas estupefacien-

tes o psicotrópicas y alcohol. Estos convenios podrán contemplar aportes municipales para su ejecución.
La incorporación de nuevas comunas a este programa y la distribución de recursos entre comunas de cada región deberá ser informada al Gobierno Regional respectivo.
Se deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos el desglose por municipio de los montos transferidos y el criterio bajo el cual estos fueron distribuidos.
Asimismo, remitirá copia del informe a la Dirección de Presupuestos en el mismo plazo.
La información antes señalada, deberá estar disponible en el sitio web del Servicio, debiendo ser acompañada, en el plazo que corresponda, por la ejecución trimestral de los recursos señalados.

10 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso en personal hasta por $ 200.717 miles, para los fines y actividades que contemple el programa.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Subsecretaría del Interior

Subsecretaría del Interior (01)

PARTIDA	:	05
CAPÍTULO	:	10
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**30.481.575**
05			**TRANSFERENCIAS CORRIENTES**		**10**
	01		**Del Sector Privado**		**10**
		001	Donaciones		10
06			**RENTAS DE LA PROPIEDAD**		**218.333**
07			**INGRESOS DE OPERACIÓN**		**1.163.847**
	02		**Venta de Servicios**		**1.163.847**
08			**OTROS INGRESOS CORRIENTES**		**70.399**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**70.399**
09			**APORTE FISCAL**		**29.028.976**
	01		**Libre**		**29.028.976**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**30.481.575**
21			**GASTOS EN PERSONAL**	**02**	**12.059.992**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.871.123**
24			**TRANSFERENCIAS CORRIENTES**		**9.119.153**
	01		**Al Sector Privado**		**3.005.858**
		002	Asistencia Social (ORASMI)	04	2.387.405
		003	Becas	05	618.443
		023	Atención de Daños y Damnificados	06	10
	03		**A Otras Entidades Públicas**		**6.113.295**
		002	Para Atender Situaciones de Emergencia	07	10
		007	Programa de Derechos Humanos	08	1.079.467
		041	Programa Diario Oficial	09	1.135.036
		044	Migraciones y Extranjería	10	2.366.912
		045	Delegaciones Presidenciales	11	1.531.870
25			**INTEGROS AL FISCO**		**285.825**
	01		**Impuestos**		**285.825**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**116.383**
	04		**Mobiliario y Otros**		**56.001**
	05		**Máquinas y Equipos**		**13.661**
	06		**Equipos Informáticos**		**46.721**
33			**TRANSFERENCIAS DE CAPITAL**		**6.029.079**
	03		**A Otras Entidades Públicas**		**6.029.079**
		001	Para Atender Situaciones de Emergencia	07	10
		003	Plan Nacional contra el Narcotráfico	12	3.086.380
		004	Plan Microtráfico Cero	12	2.942.689
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 Dotación máxima de vehículos 13

02 Incluye :

a) Dotación máxima de personal 412

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834 respecto de los empleos a contrata incluidos en la dotación.

b) Horas extraordinarias año
   – Miles de $ 206.809

c) Autorización máxima para gastos en viáticos :
   – En territorio nacional, en Miles de $ 96.447
   – En el Exterior, en Miles de $ 27.782

d) Convenios con personas naturales
   – Miles de $ 3.476.651

   Las personas que se contraten podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos. Con todo, dicho personal no podrá exceder de 27 funcionarios.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 27
   – Miles de $ 703.009

03 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575
   – Miles de $ 34.904

b) $ 602.088 miles para gastos reservados, Ley Nº 19.863

04 Incluye :

Hasta $ 324.898 miles destinados al apoyo e integración en nuestro país, de refugiados, solicitantes de refugio e inmigrantes en condición de vulnerabilidad debidamente acreditada, y que no tengan la condición de refugiados ni solicitantes de refugio, de acuerdo a convenios que se suscriban entre el Ministerio del Interior y Seguridad Pública e instituciones públicas y/o privadas sin fines de lucro, los que deberán contener, a lo menos, las actividades y programas a desarrollar.

Copia de los convenios que se suscriban deberán remitirse, durante los 30 días hábiles siguientes a su suscripción, a las Comisiones de Derechos Humanos, Nacionalidad y Ciudadanía de ambas ramas del Congreso Nacional.

De los restantes recursos, a lo menos dos tercios se utilizarán en regiones distintas de la Región Metropolitana de Santiago, debiendo garantizarse una distribución equitativa.

La Subsecretaría del Interior deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos la distribución regional y el uso específico de los recursos mencionados en el inciso anterior, indicando claramente las personas beneficiadas. Asimismo, para el caso mencionado en el inciso primero, se deberá agregar además, el desglose de nacionalidad y grupo étnico, cuando corresponda.

05 Para financiar los gastos que demande la ejecución del Programa de Cooperación Internacional del Gobierno de Chile para Policías Uniformadas (CECIPU).

06 La Subsecretaría deberá informar a la Comisión Especial Mixta de Presupuestos los beneficiarios por comuna que con estos recursos se atendieron y las acciones que se implementaron con estos fondos; así también deberá remitir los decretos de modificación presupuestaria de esta asignación.

07 Para financiar situaciones de emergencia, los que deberán ser definidos por el Ministro o Subsecretario del Interior, pudiendo incluir aportes o donaciones de bienes a países afectados por catástrofes naturales. Los fondos que se pongan a disposición de los organismos del Sector Público, no ingresarán a los presupuestos de éstos.

Las Resoluciones que autoricen gastos para emergencias serán de ejecución inmediata, sin perjuicio del control de legalidad que a posteriori le corresponda a la Contraloría General de la República.

Si el gasto dispuesto excediere el autorizado en este ítem, el exceso deberá regularizarse, mediante modificación presupuestaria ingresada a Contraloría General de la República, dentro de los 60 días siguientes o en su caso, a más tardar el 31 de diciembre.

Los servicios que sean requeridos a otras entidades públicas por alertas decretadas con ocasión de incendios forestales u otros hechos catastróficos, podrán ser contratados con cargo a estos recursos, los que se pondrán a disposición de las referidas entidades.

El Ministerio del Interior y Seguridad Pública podrá disponer que los bienes que se adquieran o construyan con estos recursos sean destinados al patrimonio de las municipalidades o personas afectadas con dicha situación de emergencia.
Ante situaciones de emergencia, la Subsecretaría del Interior podrá solicitar información relacionada con la misma, a los órganos o servicios públicos y a las empresas de utilidad pública pertinentes, quienes tendrán la obligación de proporcionarla.
La Subsecretaría del Interior deberá informar trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos, los recursos por comuna y acciones implementadas con los recursos de estas asignaciones, así como también acompañar los decretos de modificación presupuestaria.

08 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluso en personal, para la prosecución de las funciones o actividades asignadas al organismo a que se refiere la Ley N° 19.123 y aquellas que se derivan del artículo 10° transitorio de la Ley N° 20.405, así como para la conservación y custodia de la documentación y archivos generados por éste.

09 Con cargo a estos recursos se podrá efectuar todo tipo de gasto, incluso en personal hasta por $ 597.499 miles, para la operación y funcionamiento del Diario Oficial. Las personas que se contraten podrán tener calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

10 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso en personal hasta por $ 602.362 miles, para el funcionamiento del Departamento de Migración y Extranjería. Las personas que se contraten podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

11 Para financiar los gastos que demanden las siguientes Delegaciones Presidenciales, incluso en personal:

a) Incendio Valparaíso, hasta $ 331.390 miles
b) Arica, hasta $ 36.462 miles
c) Recursos Hídricos, hasta $ 400.684 miles
d) Reconstrucción de Tarapacá, hasta $ 451.861 miles
e) Reconstrucción (27/F), hasta $ 311.472 miles

Semestralmente los Delegados Presidenciales, a través de la Subsecretaría del Interior, remitirán un informe de su gestión a la Comisión Especial Mixta de Presupuestos.

12 Con cargo a estos recursos se podrá financiar todo tipo de gastos asociados a los Planes. La Subsecretaría deberá informar a la Comisión Especial Mixta de Presupuestos, al término del primer trimestre, la planificación anual de gasto e inversión asociado a ambos Planes, debiendo informar antes de efectuar los cambios o gastos que se materialicen.
Se deberá informar trimestralmente a la misma comisión, la ejecución presupuestaria de ambos Planes y en forma semestral, dentro de los treinta días siguientes al término del semestre respectivo, los resultados obtenidos.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Subsecretaría del Interior
Red de Conectividad del Estado (01)

PARTIDA	:	05
CAPÍTULO	:	10
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		3.912.326
09		APORTE FISCAL		3.912.316
	01	Libre		3.912.316
15		SALDO INICIAL DE CAJA		10
		GASTOS		3.912.326
21		GASTOS EN PERSONAL		960.066
22		BIENES Y SERVICIOS DE CONSUMO		2.694.212
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		258.028
	06	Equipos Informáticos		127.377
	07	Programas Informáticos	02	130.651
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10
35		SALDO FINAL DE CAJA		10

GLOSAS :

01 Para cumplir con las actividades señaladas en el Decreto Supremo N° 5.996, de 1999 del Ministerio del Interior y sus modificaciones. La incorporación de instituciones públicas a la Red de Conectividad del Estado, se regulará por el Decreto Supremo N° 1.299, de 2004, conjunto de los Ministerios del Interior y de Hacienda.

02 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Subsecretaría del Interior
Fondo Social (01, 03)

PARTIDA	:	05
CAPÍTULO	:	10
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**4.669.953**
09			**APORTE FISCAL**		**4.668.943**
	01		**Libre**		**4.668.943**
15			**SALDO INICIAL DE CAJA**		**1.010**
			GASTOS		**4.669.953**
24			**TRANSFERENCIAS CORRIENTES**		**729.939**
	01		**Al Sector Privado**		**729.939**
		997	Fondo Social	02	729.939
33			**TRANSFERENCIAS DE CAPITAL**		**3.939.014**
	01		**Al Sector Privado**		**3.939.014**
		995	Fondo Social	02	3.939.014
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Regido por las normas dispuestas en el Decreto de Interior N° 3.860 de 1995. Asimismo, en el año 2015, mediante Decreto Supremo, podrá aplicarse lo dispuesto en el artículo 23 de la Ley N° 18.196, respecto de los bienes que se adquieran o construyan en dicho año.
Los recursos que se transfieran se entenderán presupuestariamente ejecutados desde la fecha de su egreso, sin perjuicio de la obligación de las entidades receptoras de rendir cuenta a la Contraloría General de la República.

02 En forma complementaria a la información entregada a la Contraloría General de la República, el Ministerio del Interior y Seguridad Pública mensualmente publicará en su página web, una nómina de los proyectos aprobados, debidamente ordenados, por región y comuna, indicando el nombre de la organización beneficiaria, la institución administradora de los fondos y el monto asignado. La precitada información deberá remitirse igualmente a la Comisión Especial Mixta de Presupuestos, mensualmente. Asimismo, se remitirá en forma trimestral a la Comisión Especial Mixta de Presupuestos copia de los decretos de modificación presupuestaria. Se remitirá a la misma Comisión, a más tardar el 31 de enero de 2015 y ordenados en la misma forma, la nómina de los proyectos que calificaron y no fueron autorizados por falta de recursos.
La certificación respecto de la tenencia o posesión de inmuebles que constituyan bienes comunes, de acuerdo a lo señalado en las leyes N° 15.020 y N° 16.040 sobre Reforma Agraria y N° 19.253 Ley Indígena, para los casos de inversión en equipamiento o infraestructura social o deportiva, será efectuada por el Alcalde de la municipalidad respectiva.

03 Durante el año 2015, la asignación queda entregada a un comité integrado por los Subsecretarios de Interior, Secretaría General de la Presidencia y de Hacienda.
Una vez cerrado el proceso de postulación, se informará a la Comisión Especial Mixta de Presupuestos el listado de postulantes y beneficiarios, ordenados por comuna. Antes del 30 de junio de 2015, el comité deberá informar a la Comisión Especial Mixta de Presupuestos los criterios que utilizará para la asignación de los recursos durante el año.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Subsecretaría del Interior
Bomberos de Chile (01)

PARTIDA	:	05
CAPÍTULO	:	10
PROGRAMA	:	04

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**38.235.974**
08			**OTROS INGRESOS CORRIENTES**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**38.235.954**
	01		**Libre**		**38.235.954**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**38.235.974**
24			**TRANSFERENCIAS CORRIENTES**		**15.102.431**
	01		**Al Sector Privado**		**15.102.431**
		024	Gastos de Operación de Cuerpo de Bomberos	02, 03	11.892.490
		025	Ayuda Extraordinaria, Reparaciones y Mantenciones de Cuerpos de Bomberos	02, 04	1.253.189
		026	Funcionamiento de la Junta Nacional y Organismos Dependientes	05	1.956.752
33			**TRANSFERENCIAS DE CAPITAL**		**23.133.523**
	01		**Al Sector Privado**		**23.133.523**
		001	Inversiones de Cuerpos de Bomberos	02, 06	14.081.368
		002	Importaciones y Compromisos en Moneda Extranjera para Cuerpos de Bomberos	07	5.568.902
		003	Adquisiciones y Compromisos en Moneda Nacional para Cuerpos de Bomberos	08	3.483.253
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 a) De las Rendiciones de Cuentas

La rendición de cuentas de los fondos entregados por la Subsecretaría del Interior, tanto para la Junta Nacional como para los Cuerpos de Bomberos, deberá enmarcarse en los procedimientos señalados en el artículo 7° de la Ley N° 20.564 y a lo señalado en las circulares dictadas para el efecto.

Sin perjuicio de lo anterior, para poder percibir el primer aporte del año 2015, según Ley de Presupuestos del Sector Público, los Cuerpos de Bomberos deberán haber rendido en forma previa todos los recursos ya entregados.

El Balance de Ingresos y Gastos de los Cuerpos de Bomberos deberá comprender la totalidad de los ingresos y gastos realizados por estos y sus compañías en el periodo respectivo, con sus correspondientes comprobantes, independiente de cuál sea el origen de los recursos.

Para efectos de las rendiciones de cuentas, los Cuerpos de Bomberos podrán utilizar el sistema de contabilidad disponible en el sitio web www.bomberos.cl, sin perjuicio de lo que se establezca en las circulares que la Subsecretaría del Interior dicte para el efecto.

b) De las Adquisiciones y Proveedores

La Junta Nacional elaborará y mantendrá debidamente actualizados los procedimientos de asignación, adquisición y contratación de bienes y servicios, así como los Registros de Proveedores de material mayor y menor que correspondan, los cuales deberán velar por la debida transparencia y objetividad de los mismos. Dichos procedimientos y sus futuras modificaciones deberán ser consultados y acordados, en forma previa, con la Subsecretaría del Interior y deberán publicarse en las páginas web de la Junta Nacional y de la Subsecretaría del Interior.

c) De las Ayudas Extraordinarias

Las solicitudes de Ayudas Extraordinarias que no hayan sido resueltas por el Consejo Regional de la Junta Nacional de Bomberos, dentro del plazo de 15 días hábiles siguientes a su presentación, o cuando en el documento mediante el cual se rechace o posponga la ayuda, no contenga los fundamentos de la resolución, podrán ser sometidas por el Cuerpo de Bomberos al conocimiento de la Junta Nacional, la cual deberá resolver dentro de los 10 días hábiles contados desde su presentación.

Si dentro del plazo señalado, la Junta Nacional no aprueba o no expresa los fundamentos del rechazo o posposición de la ayuda solicitada, el Cuerpo de Bomberos podrá recurrir ante la Subsecretaría del Interior, quien solicitará a la Junta Nacional se pronuncie al respecto. Si la Junta Nacional no se pronuncia o no expresa los fundamentos de su rechazo o posposición, dentro del plazo de 7 días hábiles contados desde su notificación, se tendrá por aprobada la ayuda solicitada.

Una vez recibida la solicitud de ayuda por la Subsecretaría del Interior, ésta deberá pronunciarse al respecto informando a la Junta Nacional en un plazo máximo de 15 días hábiles.

02 Los recursos incluidos en este programa se distribuirán entre los Cuerpos de Bomberos, constituidos conforme a lo dispuesto por el artículo 3° de la Ley N° 20.564 y a lo señalado en el artículo 17 de la Ley N° 18.959, mediante resolución de la Subsecretaría del Interior, a proposición fundada de la Junta Nacional. La proposición se basará en procedimientos y criterios acordados entre la Junta Nacional y la Subsecretaría del Interior, los cuales deberán quedar establecidos y publicados en las respectivas páginas web, hasta el mes de diciembre del año anterior.

Para efectos contables, la tramitación de dichas resoluciones no importará el devengamiento automático de los recursos.

Los recursos asignados a Inversión serán entregados en una cuota anual.

Los recursos asignados para Gastos de Operación serán entregados a los Cuerpos de Bomberos por la Subsecretaría del Interior, en dos cuotas iguales, las cuales serán entregadas durante el primer y segundo semestre del año, respectivamente. La entrega de la primera cuota estará condicionada a la rendición de los últimos recursos entregados. La segunda cuota, estará condicionada a la rendición de los últimos recursos entregados y a la solución de las observaciones que se hubieren formulado por la Subsecretaría del Interior a la penúltima rendición presentada, sin perjuicio de la recepción de la copia de la rendición del Balance de Ingresos y Gastos del ejercicio anterior, según lo establecido en la Ley Marco de Bomberos de Chile Ley N° 20.564.

En el caso de las Ayudas Extraordinarias, los fondos serán entregados por la Subsecretaría del Interior a los respectivos Cuerpos de Bomberos que la hayan solicitado, previa proposición fundada de la Junta Nacional, en las oportunidades que sean requeridas dentro del período presupuestario.

En caso de material mayor que sea entregado por los Cuerpos de Bomberos a la Junta Nacional para su redestinación a otros Cuerpos de Bomberos, la solicitud de ayuda extraordinaria para su reparación será gestionada por la Junta Nacional, como mandataria del Cuerpo de Bomberos al que se redestine dicho material, y los recursos aprobados serán transferidos por la Subsecretaría del Interior a la Junta Nacional quien en la misma calidad deberá rendir cuenta del uso de dichos recursos.

La Junta Nacional informará mensualmente a la Subsecretaría del Interior sobre la ejecución de la Ayuda Extraordinaria, indicando los Cuerpos de Bomberos a los cuales ha sido otorgada, los montos transferidos, los objetivos de la misma y los plazos de ejecuciones autorizadas, así como cualquier incumplimiento en la materia que se detecte por parte de los Cuerpos de Bomberos beneficiados.

03 Los fondos para Gastos de Operación están destinados a cubrir las necesidades de funcionamiento, operación y adquisición de material menor de los Cuerpos de Bomberos.

04 Los fondos para Ayudas Extraordinarias están destinados a financiar adquisiciones, reparaciones y mantenciones del material bomberil mayor y menor, construcciones, reparaciones y ampliaciones menores de cuarteles de Cuerpos de Bomberos.

05 Los fondos para Funcionamiento de la Junta Nacional y organismos dependientes están destinados a cubrir las necesidades de funcionamiento de dichas entidades y se distri-

buirán mediante resolución de la Subsecretaría del Interior, a proposición fundada de la Junta Nacional.
Estos fondos serán entregados por la Subsecretaría del Interior, en 2 cuotas durante el primer y segundo semestre del año, respectivamente, previa rendición del gasto efectuado con las cuotas anteriores.
La entrega de la primera cuota estará condicionada a la rendición de los últimos recursos entregados y la segunda cuota contra la rendición de la primera cuota; y a que las eventuales discrepancias u observaciones que hubiere realizado la Subsecretaría del Interior a la rendición entregada para dar curso a la primera cuota, estén resueltas satisfactoriamente y a la recepción de los Estados Financieros auditados por auditores externos, correspondientes al ejercicio anterior al del 31 de diciembre del año recién pasado.

06 Los fondos para Inversiones están destinados a cubrir las necesidades de adquisición de bienes de inversión para el funcionamiento de los Cuerpos de Bomberos, incluido material mayor, menor, construcciones de cuarteles y mejoras necesarias que aumenten su patrimonio.
Incluye $ 10.000.000 miles para reconstrucción de Cuarteles afectados por el terremoto del 27 de febrero del 2010, el Terremoto de la Zona Norte del 1 de abril del 2014 e incendio de Valparaíso. Estos recursos podrán ser transferidos a la Junta Nacional a propuesta fundada de ésta, mediante resolución de la Subsecretaría del Interior.

07 Los fondos para Importaciones y Compromisos en Moneda Extranjera para Cuerpos de Bomberos están destinados a financiar la adquisición de material mayor o menor y al pago de compromisos en moneda extranjera, de acuerdo a los procedimientos de adquisición que se indican en la glosa 01 b) anterior. Estas adquisiciones serán realizadas por la Junta Nacional de Cuerpos de Bomberos, las cuales podrán contar con financiamiento parcial de parte de los Cuerpos de Bomberos.
Estos fondos serán entregados a la Junta Nacional, a propuesta fundada de esta, mediante resoluciones de la Subsecretaría del Interior, previa rendición de la transferencia inmediatamente anterior. Para efectos contables, la tramitación de dichas resoluciones no importará el devengamiento automático de los recursos. Estos fondos serán entregados en moneda extranjera convertida a dólares estadounidenses.

08 Los fondos para Adquisiciones y Compromisos en Moneda Nacional para Cuerpos de Bomberos, están destinados a cubrir los requerimientos de material mayor o menor y al pago de obligaciones generadas por tales conceptos de acuerdo a los procedimientos de adquisición que se indican en la glosa 01 b) anterior. Estas adquisiciones serán realizadas por la Junta Nacional de Cuerpos de Bomberos, las cuales podrán contar con financiamiento parcial de parte de los Cuerpos de Bomberos. Los fondos se entregarán a la Junta Nacional, a proposición fundada de ésta, mediante resolución de la Subsecretaría del Interior los cuales serán entregadas durante el primer y segundo semestre del año, respectivamente, previa rendición del gasto efectuado con las transferencias anteriores. Para efectos contables, la tramitación de dichas resoluciones no importará el devengamiento automático de los recursos.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Carabineros de Chile

Carabineros de Chile (03, 04, 05, 07, 08, 09)

PARTIDA	:	05
CAPÍTULO	:	31
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**873.948.314**	**44.269**
05			**TRANSFERENCIAS CORRIENTES**		**1.965.737**	
	02		**Del Gobierno Central**		**1.965.737**	
		003	Dirección General de Movilización Nacional		1.965.737	
07			**INGRESOS DE OPERACIÓN**		**1.683.222**	
09			**APORTE FISCAL**		**869.222.560**	**44.149**
	01		**Libre**		**869.222.560**	**44.149**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.026.795**	**120**
	07		**Por Anticipos por Cambio de Residencia**		**1.026.795**	**120**
15			**SALDO INICIAL DE CAJA**		**50.000**	
			GASTOS		**873.948.314**	**44.269**
21			**GASTOS EN PERSONAL**	**01**	**684.913.057**	**6.158**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02, 11**	**135.058.889**	**37.991**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**829.428**	
	01		**Prestaciones Previsionales**		**829.428**	
24			**TRANSFERENCIAS CORRIENTES**		**2.863.837**	
	01		**Al Sector Privado**		**240.590**	
		003	Becas		93.118	
		004	Premios y Otros		147.472	
	03		**A Otras Entidades Públicas**		**2.623.247**	
		029	Museo Carabineros de Chile	06	408.531	
		030	Dirección de Bienestar		1.156.140	
		031	Plan Modelo de Integración Carabineros-Comunidad MICC		1.058.576	
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**18.422.857**	
	03		**Vehículos**	**11**	**15.481.449**	
	04		**Mobiliario y Otros**		**213.234**	
	05		**Máquinas y Equipos**	**11**	**1.063.476**	
	06		**Equipos Informáticos**		**1.164.957**	
	07		**Programas Informáticos**	**10**	**261.502**	
	99		**Otros Activos no Financieros**		**238.239**	
31			**INICIATIVAS DE INVERSIÓN**		**29.950.406**	
	02		**Proyectos**		**29.950.406**	
32			**PRÉSTAMOS**		**1.859.840**	**120**
	07		**Por Anticipos por Cambio de Residencia**		**1.859.840**	**120**
34			**SERVICIO DE LA DEUDA**		**50.000**	
	07		**Deuda Flotante**		**50.000**	

GLOSAS :

01 Incluye :

Aporte para dar cumplimiento al Nº 4 del artículo 141 del D.F.L. Nº 2 de 1968, de Interior.

a) Dotación de 6.121 personas en calidad de contrata y/o jornal.

b) Autorización máxima para gastos en viáticos :

– En territorio nacional, en Miles de $ 7.133.308

– En el Exterior, en Miles de US$ 1.169

c) Convenios con personas naturales
   – Miles de $ 2.222.977

d) Si no existieren vacantes para Carabineros Alumnos que hayan aprobado los respectivos cursos de formación policial, se aumentará transitoriamente la planta en el grado correspondiente, en el número que sea necesario para absorber el exceso.

02 Incluye :
– $ 566.342 miles y US$ 90 miles para gastos reservados, Ley Nº 19.863.
– Gastos que demande el viaje de estudios al extranjero de los Oficiales Alumnos egresados del Instituto Superior de Ciencias Policiales y Escuela de Carabineros.

03 A más tardar el primer trimestre del año 2015, Carabineros de Chile elaborará y entregará a la Comisión Especial Mixta de Presupuestos y al Ministerio de Hacienda un informe con los resultados de su gestión operativa del año 2014, con cumplimiento de programas, objetivos, tareas y metas para el año 2015, incluyendo Comisarías y Plan Cuadrante, de acuerdo a las características de esta Institución y conforme a una metodología que se defina para el efecto y que incluya Comisarías y Plan Cuadrante. Dicho informe deberá ser publicado en el mismo plazo en el sitio web de la Institución.

04 Carabineros de Chile deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Constitución, Legislación y Justicia de ambas Cámaras, acerca de las estadísticas sobre los delitos en cada uno de los cuadrantes donde se está aplicando este plan a lo largo del país, con indicación del tipo de delito y las metas que se ha fijado la Institución para cada uno de ellos. Asimismo, remitirá copia del informe a la Dirección de Presupuestos en el mismo plazo.

05 En el mes de enero del año 2015, se deberá informar a la Dirección de Presupuestos, los presupuestos anuales de la Escuela de Carabineros "Del General Carlos Ibáñez del Campo" y Escuela de Suboficiales "SOM Fabriciano González Urzúa", los que deberán desagregarse de acuerdo con la apertura de la Ley de Presupuestos. Además, deberán ser informadas las modificaciones que se materialicen durante el año.

06 Con cargo a estos recursos se podrá pagar los gastos de operación que requiera el Museo, incluidos los de personal.

07 Semestralmente, el Ministerio del Interior y Seguridad Pública deberá informar a la Comisión Especial Mixta de Presupuestos, el presupuesto anual del Plan Cuadrante de Seguridad Preventiva, indicando el gasto por cada cuadrante, la comuna en la que se ejecuta cada uno y el número de carabineros por cuadrante. Asimismo, remitirá copia del informe a la Dirección de Presupuestos en el mismo plazo.

08 Semestralmente, el Ministerio del Interior y Seguridad Pública deberá informar a la Comisión Especial Mixta de Presupuestos, el gasto del Programa 24 Horas y las comunas en que se ejecuta. Asimismo deberá enviar semestralmente a dicha Comisión la nómina de los niños, niñas y adolescentes en situación de vulnerabilidad registrados por el programa, sin indicar su identidad. Para ello, deberán poner a disposición de la Comisión, información sobre sexo, escolaridad, integrantes del hogar y comuna a la que pertenecen. Asimismo, remitirá copia del informe a la Dirección de Presupuestos en el mismo plazo.

09 Semestralmente, el Ministerio del Interior y Seguridad Pública deberá informar a la Comisión Especial Mixta de Presupuestos, el número de Carabineros en servicio por cada comuna y el número de Carabineros cada 100 mil habitantes a nivel país.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

11 Se podrá comprometer con cargo a futuros presupuestos un mayor gasto de hasta $ 948.582 miles, $ 6.719.268 miles y $ 1.075.589 miles para operación y mantención, adquisición de vehículos y adquisición de equipamiento, respectivamente, por sobre el monto autorizado en estas asignaciones para la implementación de Ley de Aumento de Planta.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Hospital de Carabineros
Hospital de Carabineros

PARTIDA	:	05
CAPÍTULO	:	32
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**25.612.655**
05			**TRANSFERENCIAS CORRIENTES**		**2.833.831**
	03		**De Otras Entidades Públicas**		**2.833.831**
		007	Fondo para Hospitales		2.833.831
07			**INGRESOS DE OPERACIÓN**		**20.294.594**
08			**OTROS INGRESOS CORRIENTES**		**480.230**
	99		**Otros**		**480.230**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.854.000**
	10		**Ingresos por Percibir**		**1.854.000**
15			**SALDO INICIAL DE CAJA**		**150.000**
			GASTOS		**25.612.655**
21			**GASTOS EN PERSONAL**		**16.313.968**
22			**BIENES Y SERVICIOS DE CONSUMO**	**01**	**9.038.983**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**144.254**
	01		**Prestaciones Previsionales**		**144.254**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**15.450**
	04		**Mobiliario y Otros**		**10.300**
	06		**Equipos Informáticos**		**5.150**
34			**SERVICIO DE LA DEUDA**		**100.000**
	07		**Deuda Flotante**		**100.000**

GLOSA :

01 Las obligaciones devengadas deberán ser pagadas en un plazo que no podrá exceder de 45 días, a contar de la fecha en que la factura es aceptada.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Policía de Investigaciones de Chile
Policía de Investigaciones de Chile (03, 04)

PARTIDA	:	05
CAPÍTULO	:	33
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**256.205.613**
05			**TRANSFERENCIAS CORRIENTES**		**277.082**
	02		**Del Gobierno Central**		**75.752**
		001	Servicio Nacional de la Mujer - Programa 06		75.752
	03		**De Otras Entidades Públicas**		**201.330**
		004	Municipalidades		201.330
06			**RENTAS DE LA PROPIEDAD**		**63.323**
07			**INGRESOS DE OPERACIÓN**		**806.409**
08			**OTROS INGRESOS CORRIENTES**		**294.595**
	99		**Otros**		**294.595**
09			**APORTE FISCAL**		**254.306.893**
	01		**Libre**		**254.306.893**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**457.311**
	03		**Vehículos**		**448.894**
	04		**Mobiliario y Otros**		**8.417**
			GASTOS		**256.205.613**
21			**GASTOS EN PERSONAL**	**01**	**207.510.581**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02, 05**	**34.086.840**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**309.000**
	01		**Prestaciones Previsionales**		**309.000**
24			**TRANSFERENCIAS CORRIENTES**		**474.432**
	03		**A Otras Entidades Públicas**		**474.432**
		243	Bienestar Social		474.432
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**5.873.976**
	02		**Edificios**		**10.300**
	03		**Vehículos**		**2.186.690**
	04		**Mobiliario y Otros**		**483.228**
	05		**Máquinas y Equipos**		**1.258.055**
	06		**Equipos Informáticos**		**1.048.897**
	07		**Programas Informáticos**	**06**	**886.806**
31			**INICIATIVAS DE INVERSIÓN**		**7.950.784**
	02		**Proyectos**		**7.950.784**

GLOSAS :

01 Incluye :
a) Dotación de 2.043 personas en calidad de contrata y/o jornal.
b) Autorización máxima para gastos en viáticos :
– En territorio nacional, en Miles de $ 4.848.044
– En el Exterior, en Miles de $ 408.978
c) Convenios con personas naturales
– Miles de $ 1.594.073

02 Incluye :
– $ 353.950 miles para gastos reservados, Ley Nº 19.863.
– $ 925.124 miles destinados al mantenimiento de la Escuela de Investigaciones Policiales.
En el mes de enero del año 2015, por resolución del Director de la Policía de Investigaciones de Chile, se aprobará el presupuesto anual de dicho organismo, el que deberá

desagregarse de acuerdo con la apertura de la Ley de Presupuestos. La resolución que se dicte y sus modificaciones, deberán ser informadas a la Dirección de Presupuestos. Dicho presupuesto incluirá todos los recursos que perciba en el periodo.

03 Incluye gastos por $ 1.796.599 miles, incluidos los de personal, para el funcionamiento de los Centros de Asistencia a Víctimas de Atentados Sexuales (CAVAS Santiago, Antofagasta y Concepción).
Semestralmente, el Ministerio del Interior y Seguridad Pública deberá informar a la Comisión Especial Mixta de Presupuestos acerca de las principales acciones del programa, del detalle de los fondos asignados, los usos de aquellos fondos y los resultados obtenidos. Asimismo, remitirá copia del informe a la Dirección de Presupuestos en el mismo plazo.

04 A más tardar el primer trimestre del año 2015, Policía de Investigaciones de Chile elaborará y entregará a la Comisión Especial Mixta de Presupuestos y al Ministerio de Hacienda un informe con los resultados de su gestión operativa del año 2014, con cumplimiento de programas, objetivos, tareas y metas para el año 2015, de acuerdo a las características de esta Institución y conforme una metodología que se defina para el efecto. Dicho informe deberá ser publicado en el sitio web de la Institución.

05 Incluye hasta $ 365.040 miles para operación y arriendo de Inmuebles de Tránsito para Extranjeros Expulsados.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Interior y Seguridad Pública - Gobiernos Regionales

(01) (02) (03) (04) (05) (06) (07) (08) (09) (10)

Miles de $

Sub-Título	Clasificación Económica	Programas Gasto de Funcionamiento	PROGRAMAS 02 Y 03 DE LOS GOBIERNOS REGIONALES				Total
			Inversión Regional Distribuida		Provisiones(*)	Total	
			Fondo Nacional de Desarrollo Regional (90%)	Ingresos Propios y Destinados por Ley			
	INGRESOS	54.948.307	391.652.589	492.841.564	247.814.997	1.132.309.150	1.187.257.457
06	Rentas de la Propiedad	31.332	–	406.021	–	406.021	437.353
08	Otros Ingresos Corrientes	63.426	–	5.820.729	–	5.820.729	5.884.155
09	Aporte Fiscal	54.838.549	391.652.589	40.614.877		432.267.466	487.106.015
13	Transferencias para Gastos de Capital	–	–	432.934.806	247.814.997	680.749.803	680.749.803
15	Saldo Inicial de Caja	15.000	–	13.065.131	–	13.065.131	13.080.131
	GASTOS	54.948.307	391.652.589	492.841.564	247.814.997	1.132.309.150	1.187.257.457
21	Gastos en Personal	39.663.101	–	–	–	–	39.663.101
22	Bienes y Servicios de Consumo	8.627.249	–	2.928.156	–	2.928.156	11.555.405
23	Prestaciones de Seguridad Social	150	–	–	–	–	150
24	Transferencias Corrientes	4.735.867	–	57.384.160	–	57.384.160	62.120.027
29	Adquisición de Activos No Financieros	1.891.940	–	50.579.376	–	50.579.376	52.471.316
31	Iniciativas de Inversión	–	391.652.589	209.074.317	247.814.997	848.541.903	848.541.903
33	Transferencias de Capital	–	–	172.843.555	–	172.843.555	172.843.555
34	Servicio de la Deuda	15.000	–	16.000	–	16.000	31.000
35	Saldo Final de Caja	15.000	–	16.000	–	16.000	31.000

(*) Provisiones de los Programas de Inversión Regional consideradas en la Subsecretaría de Desarrollo Regional y Administrativo. Incluye $ 43.516.954 miles correspondientes al 10% del Fondo Nacional de Desarrollo Regional para eficiencia y emergencia.

GLOSAS :

Común para todos los programas 01 de los Gobiernos Regionales.

01 No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata, incluidos en las dotaciones máximas de personal de estos programas.
Las personas que se contraten con cargo a honorarios, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

Comunes para todos los programas 02 de los Gobiernos Regionales y para el programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 1. Con cargo al subtítulo 22 se podrá financiar estudios o investigaciones de prioridad regional, la elaboración de planes y políticas regionales, la formulación de planes para localidades aisladas de acuerdo a lo señalado por el Decreto N° 608 de 2010 del Ministerio del Interior, y la publicación de planes, reglamentos y políticas regionales y planos reguladores, aprobados por el respectivo Gobierno Regional.
Para dar cumplimiento a lo señalado en este numeral y en el siguiente, se podrán traspasar recursos desde cualquier ítem de este presupuesto.

2. No obstante lo establecido en la Glosa 03, con cargo al subtítulo 24 se podrá destinar recursos para el financiamiento de los siguientes conceptos:

2.1 Los gobiernos regionales podrán destinar hasta un 6% del total de sus recursos consultados en la presente Ley aprobada por el Congreso Nacional a subvencionar las actividades culturales, deportivas y del Programa Elige Vivir Sano, de seguridad ciudadana, de carácter social y de rehabilitación de drogas, que efectúen las municipalidades, otras entidades públicas y/o instituciones privadas sin fines de lucro. Las instituciones privadas sin fines de lucro podrán ser beneficiarias de estos recursos siempre que al momento de postular tengan una personalidad jurídica vigente no inferior a 2 años. Asimismo, con estos recursos podrán entregar subsidios para el funcionamiento de los teatros municipales o regionales que operen en la región.
Los recursos que se transfieran a las entidades públicas señaladas no se incorporarán a sus presupuestos, sin perjuicio de lo cual deberán rendir cuenta de su utilización a la Contraloría General de la República.
La asignación de estos recursos a actividades específicas se efectuará en forma transparente y competitiva, para lo cual el Gobierno Regional respectivo deberá disponer mediante Resolución, los instructivos que considere necesarios, donde, entre otros, se establezcan los plazos de postulación y los criterios con que dichas postulaciones serán analizadas. En cada Gobierno Regional se constituirá un comité resolutivo, para cada tipología de actividad que se someta a concurso, que resolverá a partir de la evaluación efectuada por el Gobierno Regional a las postulaciones recibidas. Estos comités resolutivos estarán integrados por funcionarios públicos, donde se deberá incluir al menos uno de otra institución pública relacionada con la tipología específica de que trate el comité, designados por acuerdo del Consejo Regional respectivo. Quedarán excluidos de estos procedimientos los recursos que se destinen al funcionamiento de los teatros regionales o municipales, a las actividades de carácter social que se aprueben a instituciones privadas sin fines de lucro y a aquellas actividades culturales de carácter regional que haya decidido ejecutar directamente el Gobierno Regional.
En el caso de las actividades relacionadas con seguridad ciudadana los instructivos deberán considerar las orientaciones que al efecto imparta la Subsecretaría de Prevención del Delito. Tratándose de nuevos proyectos de cámaras de televigilancia ubicadas en espacios públicos, estos deberán contemplar la coordinación de su operación con otros proyectos existentes en las cercanías.
En el caso de las actividades culturales, los instructivos podrán considerar las orientaciones que emanen de la Política Cultural Regional aprobada por cada Consejo Regional de la Cultura y las Artes.
La Subsecretaría de Desarrollo Regional y Administrativo, remitirá, 30 días después de terminado cada trimestre, información consolidada de todas las regiones

respecto al uso de estos recursos, la que, en el mismo plazo, deberá ser publicada en su página web. Asimismo, cada Gobierno Regional deberá publicar en su respectiva página web la información correspondiente a su región;

2.2 Subsidios para la operación de sistemas de autogeneración de energía, reconocidos por la Subsecretaría de Energía, institución que deberá determinar el monto del subsidio;

2.3 Subsidios a los municipios u otras entidades públicas para: a) la mantención de parques y/o jardines botánicos; b) administración de las áreas marinas y costeras protegidas de múltiples usos que les hayan sido concesionadas; c) contribuir al sistema de operación de rellenos sanitarios y d) operación de un sistema de bicicletas públicas, incluidos estacionamientos de larga estadía. Con tal objeto los gobiernos regionales podrán comprometer los recursos correspondientes, con cargo a este presupuesto y al que se les apruebe en las anualidades siguientes;

2.4 Transferencias a las corporaciones o fundaciones constituidas con la participación del Gobierno Regional respectivo. La creación de ítem de transferencias para estas corporaciones o fundaciones, en el marco del límite establecido en el artículo 101 de la Ley N° 19.175, se podrá efectuar, a partir de la fecha de publicación de esta ley, mediante resolución de la Subsecretaría de Desarrollo Regional y Administrativo, la que deberá ser visada por la Dirección de Presupuestos.

Respecto de los recursos transferidos a las instituciones señaladas, los Gobiernos Regionales deberán informar trimestralmente a la Comisión Especial Mixta de Presupuestos y en las páginas web de la institución y del correspondiente Gobierno Regional, lo siguiente: planificación anual; requerimientos de personal y sus perfiles; número de cargos; los concursos para la contratación de personal y sus resultados; número de profesionales contratados con descripción de funciones y remuneraciones asociadas; transferencias y ejecución presupuestaria, y licitaciones e indicadores de gestión.

3. Con cargo a los recursos incluidos en el subtítulo 29, incluso se podrá financiar adquisiciones de:

3.1 Vehículos destinados al funcionamiento de las municipalidades, tales como camiones, incluido el equipamiento necesario para su operación, que considera tolvas, cajas compresoras, entre otros, maquinaria y otros vehículos que requiera el municipio para la conservación de calles y caminos, incluidos en el ámbito de su competencia;

3.2 Bienes destinados a conectividad a Internet. Los bienes que se adquieran podrán ser transferidos a las municipalidades, a comités de beneficiarios o a otras organizaciones de usuarios;

3.3 Activos no financieros, incluso de carros bomba, solicitadas por los Cuerpos de Bomberos de la región respectiva, con la aprobación técnica de la Junta Nacional de Cuerpos de Bomberos de Chile;

3.4 La adquisición de: a) Camiones tolva, camiones aljibe, camiones imprimadores y maquinaria directamente productiva para ser usada en el programa de caminos básicos de la Dirección de Vialidad y en situaciones de emergencia vial regional; b) Activos no financieros solicitados por la respectiva Dirección Regional de la Oficina Nacional de Emergencia, considerados en sus Planes de Emergencia Regionales y con la aprobación técnica de la Oficina Nacional de Emergencia; c) Vehículos para Carabineros de Chile, de acuerdo con las normas establecidas por la Dirección de Planificación y Desarrollo de Carabineros; d) Vehículos para la Policía de Investigaciones, de acuerdo con las normas establecidas por la Sub Dirección Administrativa de dicha institución; e) Vehículos para reposición de las dotaciones de los respectivos servicios de salud de la región.

Para estas adquisiciones no regirá lo establecido en el numeral 6 de la glosa 03 siguiente;

3.5 Derechos de Aprovechamiento de Aguas para Comités o Cooperativas de Agua Potable Rural existentes o para Sistemas de Abastos de Agua, o para comunidades beneficiarias de predios acogidos a los artículos 20, letras a) y b), y 21 de la Ley N° 19.253. La adquisición de estos derechos deberá contar con un informe favorable por parte del Departamento de Programas Sanitarios de la Dirección de Obras Hidráulicas o de la Dirección General de Aguas, para el caso de los Sistemas de Abastos de Agua. La propiedad de estos derechos se podrá transferir a los respectivos comités, cooperativas de agua potable u otras organizaciones de usuarios.

Los gobiernos regionales remitirán a la Comisión Especial Mixta de Presupuestos, a más tardar cuarenta y cinco días después de terminado cada trimestre, información que contenga el listado de beneficiarios y la comuna respectiva. Esta información deberá ser publicada en los mismos plazos en la página web de los Gobiernos Regionales y un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo.

Procedimientos generales respecto del subtítulo 29:

3.6 Lo dispuesto en el artículo 16 de la ley N° 18.091 podrá ser aplicable a las adquisiciones de activos no financieros, sean estas parte o no de un proyecto de inversión.

3.7 Las adquisiciones de activos no financieros del subtítulo 29, serán aprobadas técnicamente de acuerdo a lo señalado en el oficio circular N° 33 del Ministerio de Hacienda, de fecha 13 de julio de 2009, y sus modificaciones, aplicándose la normativa especial dispuesta para los gobiernos regionales contemplados en el oficio circular señalado.

3.8 Los recursos que reciban los gobiernos regionales por la aplicación del artículo cuarto transitorio de la Ley N° 20.378 se podrán destinar, asimismo, a la adquisición de activos no financieros.

4. Con cargo a los recursos considerados en los distintos ítem del subtítulo 31 se podrá financiar lo siguiente:

4.1 Item 01 Estudios Básicos, en los términos señalados en el decreto que determina las clasificaciones presupuestarias.

4.2 Item 02 Proyectos. No obstante lo establecido en los numerales 2 y 4 de la glosa 03, se podrá otorgar financiamiento para:

4.2.1 Subsidios o aportes reembolsables a empresas de los sectores público o privado para proyectos de inversión de interés social en las áreas de electrificación, generación de energía, telefonía celular y comunicaciones, en áreas rurales, y de agua potable y alcantarillado, previamente identificados de acuerdo al procedimiento que establece el artículo 19 bis del decreto ley N° 1.263, de 1975. Para la ejecución de los proyectos sanitarios correspondientes a áreas de concesión de empresas del sector público, los pagos a los contratistas serán efectuados directamente por el Gobierno Regional y la situación patrimonial de la infraestructura que genere será definida en el convenio mandato que se establezca entre el Gobierno Regional y dichas empresas. Los proyectos de electrificación, agua potable y alcantarillado, cuando beneficien a comunidades donde aplique el Decreto Supremo N° 608 de 2010 del Ministerio del Interior, podrán incorporar el financiamiento de las instalaciones interiores domiciliarias en el caso de las familias cuyo puntaje de la ficha de protección social no exceda del segundo quintil. En casos debidamente calificados por el Intendente respectivo, los proyectos podrán incluir a familias del tercer quintil, siempre que estas no sean más de un 10% del total de familias beneficiadas por el proyecto respectivo. En el caso de los proyectos que correspondan a autogeneración de energía, el Gobierno Regional podrá pagar el subsidio otorgado a los beneficiarios, directamente a las personas naturales o jurídicas que provean el sistema, previa autorización de aquellos, de acuerdo al procedimiento que se establezca en la resolución respectiva. Estos subsidios o aportes reembolsables se materializarán mediante resolución fundada del Intendente respectivo, sin que rija para estos efectos la obligatoriedad de adjudicarlos a través del mecanismo de propuesta pública.

Trimestralmente, dentro de los treinta días siguientes al término del respectivo trimestre, se deberá informar a la Comisión Especial Mixta de Presupuestos el listado de beneficiarios, con el correspondiente quintil al que pertenezcan;

4.2.2 Proyectos postulados por las universidades que operen en la región, que no comprometan gastos futuros de los gobiernos regionales respecto de operación o mantenimiento;

4.2.3 Proyectos de desnivelación de cruces de calles o caminos con vías férreas de uso de la Empresa de los Ferrocarriles del Estado o de sus filiales, que decidan financiar los gobiernos regionales. En tales casos la unidad técnica será la Empresa de los Ferrocarriles del Estado o la filial que dicha empresa designe. Estos proyectos podrán, dentro de sus objetivos, fomentar el turismo y la recreación;

4.2.4 Proyectos de saneamiento rural. La infraestructura que con estos recursos se genere se transferirá a los comités o cooperativas de beneficiarios u otras organizaciones de usuarios. En los casos en que el Gobierno Regional lo determine, mediante resolución fundada, podrá actuar como Unidad Técnica la empresa, pública o privada, que preste el servicio correspondiente;

4.2.5 Inversiones en construcción, habilitación, conservación y mejoramiento de caminos comunitarios ubicados en territorios regidos por la Ley N° 19.253, Ley Indígena, o de propiedad de comunidades agrícolas;

4.2.6 Iniciativas de inversión, para la protección y puesta en valor de inmuebles y bienes muebles de propiedad o usufructo de instituciones públicas o pertenecientes a instituciones privadas sin fines de lucro, declarados Monumento Nacional, Inmueble de Conservación Histórica, o que se ubiquen en zona de conservación histórica de acuerdo a plano regulador y/o zona patrimonial protegida por resolución de la Secretaría Regional Ministerial del Ministerio de Vivienda y Urbanismo y los sitios de patrimonio mundial de la UNESCO o de la Lista Tentativa de los Bienes Culturales de Chile postulados como Patrimonio Mundial de la UNESCO, incluyendo aquellos que se ejecuten en conjunto con el sector privado. Adicionalmente, se podrá financiar intervenciones en las fachadas de inmuebles de propiedad privada que cuenten con alguna de estas protecciones patrimoniales;

4.2.7 Inversiones en infraestructura social o deportiva, en los inmuebles que constituyan bienes comunes de propiedad de comunidades agrícolas, o ubicados en condominios de viviendas sociales y aquellos conformados de acuerdo a las leyes N° 15.020 y N° 16.640, sobre Reforma Agraria, y N° 19.253, Ley Indígena, y en otros inmuebles de similar calidad jurídica. La certificación respecto de la tenencia o posesión de inmuebles que constituyan bienes comunes será efectuada por el alcalde del municipio respectivo;

4.2.8 Proyectos destinados a conectividad a Internet. Los bienes construidos podrán ser transferidos a las municipalidades, a comités de beneficiarios o a otras organizaciones de usuarios;

4.2.9 Proyectos que cumplan con las características definidas en el Decreto N° 829, de 1998, del Ministerio del Interior. La infraestructura que con estos recursos se genere se transferirá a los beneficiarios que corresponda;

4.2.10 Proyectos de infraestructura de cuarteles de las Compañías de Bomberos. Estos proyectos deberán atenerse a los estándares definidos en el Manual de Diseño Arquitectónico y Asignación de Cuarteles de Bomberos de Chile;

4.3 Item 03 Programas de Inversión: con cargo a estos recursos se podrá financiar la ejecución de programas de mejoramiento de la calidad de la educación, prevención y rehabilitación del uso de drogas, esterilización y atención sanitaria de animales de compañía y control de animales abandonados, que cuenten con recomendación favorable del Ministerio de Desarrollo Social, identificados en este ítem de acuerdo al procedimiento que establece el artículo 19 bis del decreto ley N° 1.263, de 1975. Con tal objeto, los gobiernos regionales podrán suscribir convenios directos con otros organismos o servicios públicos, incluso municipalidades o asociaciones de municipalidades, pudiendo considerar en dicho convenio, cuando corresponda, que los recursos se administrarán y ejecutarán descentralizadamente a nivel regional y con manejo financiero directo solo de la unidad local del servicio nacional correspondiente.

Los recursos involucrados no se incorporarán a los presupuestos de las entidades receptoras, sin perjuicio de lo cual deberán rendir cuenta de su utilización a la Contraloría General de la República. Asimismo, para la ejecución de estos programas se podrá establecer convenios con instituciones privadas sin fines de lucro. Procedimientos generales respecto del subtítulo 31.

4.4 Se exceptúan de la aplicación del artículo 75 de la ley N° 19.175, las acciones destinadas a mantener o conservar infraestructura pública, las que serán autorizadas de acuerdo a los procedimientos establecidos en el oficio circular N° 33 señalado, y sus modificaciones, las que se identificarán en el subtítulo 31 Iniciativas de Inversión, ítem 02 Proyectos, y deberán estar ingresadas al Banco Integrado de Proyectos y contar con código de ese banco.

4.5 Los gobiernos regionales podrán encomendar mediante convenio o contrato directamente al Cuerpo Militar del Trabajo el diseño y/o la ejecución de proyectos aprobados por el Gobierno Regional respectivo, siempre que estén ubicados en localidades aisladas, definidas como tales producto de la aplicación del Decreto N° 608 de 2010 del Ministerio del Interior, o en zonas aisladas, fronterizas o de difícil acceso.

4.6 Para la inversión en proyectos de infraestructura deportiva, los gobiernos regionales deberán tener en consideración las directrices que imparta el Instituto Nacional de Deportes, sobre estas materias.

4.7 Para efecto de lo dispuesto en el artículo 20 letra d) de la Ley N° 19.175, las obras ejecutadas en virtud de Convenios Mandatos celebrados conforme al inciso 4° del Artículo 16 de la ley N° 18.091, corresponderá tal atribución a la Unidad Técnica mandatada.

5. Con cargo a los recursos que se incluyan en el subtítulo 33 se podrá financiar:

5.1 Transferencias a instituciones cuyos presupuestos se aprueben en esta ley, incluyendo al Instituto de Investigaciones Agropecuarias, Instituto Forestal, Instituto de Fomento Pesquero y el Centro de Información de Recursos Naturales, para el financiamiento de proyectos de telecomunicaciones o programas de mejoramiento de la calidad de la educación, de promoción del turismo, de saneamiento de títulos, de innovación para la competitividad, de gestión de la calidad, de conservación y recuperación del medio ambiente y de fomento productivo (incluso los destinados a concursos de riego y aquellos que se ejecuten en los recintos indicados en el numeral 4.2.7 de esta glosa), científico o tecnológico, de los programas de subsidio de recambio de calefactores que ejecute el Ministerio del Medio Ambiente, del Programa Chile Atiende, y de capacitación. En cuanto a los programas de riego, los convenios se celebrarán con la Comisión Nacional de Riego, para la ejecución de concursos específicos acordados en el marco de la Ley N° 18.450 y sus modificaciones.

El uso de los recursos transferidos en virtud de este numeral y del siguiente se regirá exclusivamente por la normativa de la institución receptora y no estará afecto a las prohibiciones señaladas en la glosa 03 siguiente.

Los recursos a que se refiere este numeral y el siguiente no serán incorporados en los presupuestos de las entidades receptoras, sin perjuicio de que estas deberán rendir cuenta de su utilización a la Contraloría General de la República. Sin perjuicio de que los recursos transferidos se regirán por la normativa de la institución receptora, en los convenios respectivos, celebrados entre los gobiernos regionales y dichas instituciones, se establecerán los procedimientos y condiciones bajo los cuales se efectuará la aplicación de los recursos que se transfieren. En dichos convenios se deberá explicitar el financiamiento regional de los compromisos para los años siguientes y se podrá establecer que hasta un 5% de los recursos transferidos se destinen a gastos administrativos de la institución receptora.

Las creaciones y modificaciones de ítem de transferencias y las correspondientes disminuciones o incrementos en otros ítems se podrán efectuar, a partir de la fecha de publicación de esta ley, mediante resolución de la Subsecretaría de Desarrollo Regional y Administrativo, la que deberá ser visada por la Dirección de Presupuestos.

Los respectivos gobiernos regionales informarán semestralmente a la Comisión Especial Mixta de Presupuestos sobre las transferencias a las instituciones identificando su monto, productos del convenio y su aplicación a nivel regional. Esta información deberá ser publicada en los mismos plazos en la página web de los

Gobiernos Regionales y un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo.

5.2 Transferencias a las instituciones elegibles para financiamiento del Fondo de Innovación para la Competitividad y a las Corporaciones de Desarrollo constituidas con participación del Gobierno Regional, para la elaboración de estudios e investigaciones según la Resolución N° 277 de 2011, y sus modificaciones, de la Subsecretaría de Desarrollo Regional y Administrativo y Subsecretaría de Economía y Empresas de Menor Tamaño. Las modificaciones que se efectúen a esta resolución deberán contar con la visación de la Dirección de Presupuestos.

Los recursos a que se refiere este numeral no serán incorporados en los presupuestos de las entidades receptoras, sin perjuicio de que estas deberán rendir cuenta de su utilización a la Contraloría General de la República. Las creaciones y modificaciones de ítem de transferencias y las correspondientes disminuciones o incrementos en otros ítems se podrán efectuar, a partir de la fecha de publicación de esta ley, mediante resolución regional, la que deberá ser visada por la Unidad Regional de la Subsecretaría de Desarrollo Regional y Administrativo, la Secretaría Regional Ministerial del Ministerio de Economía, Fomento y Turismo y la Dirección de Presupuestos.

Los respectivos gobiernos regionales informarán semestralmente a la Comisión Especial Mixta de Presupuestos sobre las transferencias a las instituciones identificando su monto, productos del convenio y su aplicación a nivel regional. Esta información deberá ser publicada en los mismos plazos en la página web de los Gobiernos Regionales y un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo;

Hasta un 5% de los recursos transferidos se podrá destinar a gastos administrativos de la institución receptora;

5.3 No obstante lo señalado en el número 4 de la glosa 03 siguiente, se podrán realizar transferencias a instituciones cuyos presupuestos se aprueban en esta ley y a la Junta Nacional de Cuerpos de Bomberos, para la adquisición de activos no financieros. A estas transferencias no se les aplicará el límite de transferencia inicial establecido en la glosa 5.13;

5.4 Transferencias al Programa de Mejoramiento Urbano y Equipamiento Comunal de la Subsecretaría de Desarrollo Regional y Administrativo o a otros programas que tengan impacto en el empleo, a solicitud de los respectivos gobiernos regionales, a fin de enfrentar situaciones de desempleo en la región;

5.5 Transferencias para la protección y puesta en valor de inmuebles y bienes muebles declarados monumentos nacionales de propiedad o usufructo de instituciones privadas sin fines de lucro. La creación del ítem de transferencias para cualquier institución pública o privada sin fines de lucro, se efectuará una vez que la Subsecretaría de Desarrollo Regional y Administrativo establezca que dicha institución está en condiciones de actuar como subejecutora del programa Puesta en Valor del Patrimonio y que el proyecto es elegible para dicho programa. Asimismo, en el caso de la puesta en valor del patrimonio ferroviario, declarado monumento nacional, el Gobierno Regional podrá financiarla y suscribir convenios directos para la transferencia de recursos a la Empresa de Ferrocarriles del Estado y sus filiales. En todo caso no se podrán comprometer recursos futuros de los gobiernos regionales respecto de operación y mantenimiento de estos bienes.

Trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, los gobiernos regionales deberán informar a la Comisión Especial Mixta de Presupuestos el listado de los bienes inmuebles intervenidos con estos recursos, y las instituciones beneficiadas. Esta información deberá ser publicada en los mismos plazos en la página web de los Gobiernos Regionales y posteriormente un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo;

5.6 Transferencias a los programas Dirección de Obras Hidráulicas y Agua Potable Rural de la Dirección General de Obras Públicas para financiar la ejecución de obras, incluso aquellas que se decida ejecutar por administración directa, que atiendan situaciones de emergencia o zonas de escasez hídrica, calificadas por parte del Ministerio de Obras Públicas.

Los Gobiernos Regionales deberán informar trimestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del respectivo trimestre, el listado de las obras realizadas por comuna. Esta información deberá ser publicada en los mismos plazos en la página web de los Gobiernos Regionales y un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo;

5.7 Transferencias a corporaciones o fundaciones constituidas con participación del Gobierno Regional respectivo, para el financiamiento de estudios, programas o proyectos aprobados por el Gobierno Regional. En el caso del financiamiento de programas o proyectos, el porcentaje de su costo que no financie el gobierno regional no podrá ser financiado por otra institución pública y deberá ser de carácter pecuniario. Las creaciones y modificaciones de ítem de transferencias y las correspondientes disminuciones o incrementos en otros ítems se podrán efectuar, a partir de la fecha de publicación de esta ley, mediante resolución de la Subsecretaría de Desarrollo Regional y Administrativo, la que deberá ser visada por la Dirección de Presupuestos. A estas transferencias no les serán aplicables las prohibiciones señaladas en la glosa 03 siguiente, incluso para los recursos provenientes del Fondo de Innovación para la Competitividad;

5.8 Transferencias de recursos a las municipalidades, o corporaciones municipales, para la ejecución de cualquier tipo de proyecto, que cuente con informe favorable del Ministerio de Desarrollo Social, incluso aquellos que cumplan con las características definidas en el Decreto N° 829, de 1998, del Ministerio del Interior, o para actividades destinadas a mantener o conservar infraestructura pública, correspondiéndole en este caso al Gobierno Regional respectivo aprobar técnicamente su ejecución. Estas transferencias de recursos se deberán formalizar mediante convenios, aprobados por el correspondiente acto administrativo, entre el Gobierno Regional y la municipalidad respectiva, donde conste la aceptación del financiamiento y las condiciones bajo las cuales se efectuará la aplicación de los recursos;

5.9 Los recursos considerados en la asignación 33.03.125 Municipalidades (Fondo Regional de Iniciativa Local), deberán destinarse a la ejecución de proyectos que cuenten con informe favorable del Ministerio de Desarrollo Social o a acciones destinadas a mantener o conservar infraestructura pública (incluso aquellas de carácter social o deportivo que se ejecuten en los recintos indicados en el numeral 4.2.7 de esta glosa), las que serán autorizadas de acuerdo a los procedimientos establecidos en el oficio circular N° 33, del Ministerio de Hacienda, de fecha 13 de julio de 2009, y sus modificaciones.

Mediante Resolución, cada Gobierno Regional aprobará los instructivos o bases que establecerán la metodología de distribución de los recursos entre comunas, los procedimientos de ejecución, de entrega de recursos, de rendición de gasto al Gobierno Regional y otros que permitan la mejor utilización de los recursos del Fondo Regional de Iniciativa Local. Una vez aprobados los montos para cada municipio, el compromiso de financiamiento será informado por el Gobierno Regional mediante oficio.

Los proyectos que se ejecuten con recursos transferidos a los municipios a través de este ítem, cuyo costo total por proyecto sea inferior a 2.000 Unidades Tributarias Mensuales, valorizadas al 1 de enero del ejercicio presupuestario vigente, no requerirán informe favorable del Ministerio de Desarrollo Social. No obstante lo señalado en la glosa 05 siguiente, para los proyectos cuyo costo total no supere 2.000 Unidades Tributarias Mensuales, valorizadas en la forma indicada, el Gobierno Regional respectivo, para cada proyecto, podrá autorizar que sea ejecutado por el municipio o Corporación Municipal mediante administración directa;

5.10 Transferencias a los Servicios de Vivienda y Urbanización respectivos para la conservación de pavimentos urbanos;

5.11 a) Subsidios correspondientes a concesiones aprobadas por el Ministerio de Obras Públicas. El referido financiamiento será establecido mediante convenio. La transferencia de recursos desde el Gobierno Regional al Ministerio de Obras Públicas se autorizará mediante Decreto del Ministerio de Hacienda y solo se efectuará una vez que se haya perfeccionado el contrato de concesión correspondiente. El Gobierno Regional, en ningún caso, podrá ser parte de dicho contrato de concesión; b) Asimismo, los gobiernos regionales podrán suscribir convenios con el Ministerio de Obras Públicas para transferirle recursos para obras complementarias a las vías concesionadas del referido Ministerio, relativas a la construcción de accesos, pasarelas peatonales y paraderos. En este caso, dichos recursos no ingresarán al presupuesto del Ministerio de Obras Públicas, sin perjuicio de que este deberá rendir cuenta de su utilización a la Contraloría General de la República;

5.12 Transferencias al Ministerio de Energía, para el financiamiento de iniciativas, en cumplimiento del Plan de Acción de Eficiencia Energética.

Procedimientos generales respecto del subtítulo 33:

5.13 La entrega de recursos por parte de los gobiernos regionales a las municipalidades u otras instituciones, que en sus presupuestos se les autoricen, deberá efectuarse de acuerdo a programas de caja que presenten las instituciones receptoras y al avance efectivo en la ejecución de las obras o actividades. No obstante lo anterior, la transferencia inicial y cada una de las cuotas siguientes no deberán superar el 25% del costo total del proyecto o programa que se financie, con excepción de aquellos cuyo costo total sea igual o inferior a 2.000 UTM que se financien con cargo a la asignación 33.03.125, y aquellas transferencias que se efectúen a instituciones del Gobierno Central.

Los proyectos cuya ejecución se financie con fondos considerados en la asignación 33.03.125 no podrán ser objeto de división o fraccionamiento, respecto de su costo total, en iniciativas cuyo monto sea inferior a 2.000 UTM;

5.14 Los recursos que se transfieran a municipalidades, no serán incorporados en sus presupuestos, sin perjuicio de que deberán rendir cuenta de su utilización a la Contraloría General de la República, además de la que corresponda al Gobierno Regional, de acuerdo a lo que se determine en el convenio o reglamento respectivo. Los procesos de licitación y contratos que suscriban los municipios, con los recursos que les son transferidos por los gobiernos regionales, deberán considerar asimismo lo establecido en la glosa 05 respecto de los anticipos a los contratistas;

5.15 Para efecto de lo dispuesto en el artículo 20 letra d) de la Ley N° 19.175, las obras ejecutadas en virtud de Convenios Mandatos celebrados conforme al inciso 4° del Artículo 16 de la ley N° 18.091, corresponderá tal atribución a la Unidad Técnica mandatada;

5.16 Las modificaciones presupuestarias que se requieran para dar cumplimiento a lo señalado en los numerales 5.4, 5.10, 5.11 letra a) y 5.12 se aprobarán mediante decreto que deberá ser firmado solo por el Ministro de Hacienda.

03 Los recursos consignados en los programas de inversión regional de los gobiernos regionales no podrán destinarse a las siguientes finalidades:

1. Financiar gastos en personal y en bienes y servicios de consumo de los servicios públicos nacionales o regionales, de las municipalidades y de las instituciones de educación superior;

2. Constituir o efectuar aportes a sociedades o empresas. Tampoco podrán destinarse a comprar empresas o sus títulos. Lo dispuesto en este numeral no regirá respecto de las acciones de empresas de servicio público que los gobiernos regionales reciban en devolución de aportes de financiamiento reembolsables efectuados en conformidad a la legislación vigente;

3. Invertir en instrumentos financieros de cualquier naturaleza, pública o privada, o efectuar depósitos a plazo;

4. Subvencionar, mediante la transferencia de recursos financieros, a instituciones públicas o privadas con o sin fines de lucro;

5. Otorgar préstamos;

6. Financiar proyectos que consulten la adquisición de vehículos, comprendidos en la dotación máxima fijada en esta ley, o equipamiento computacional, para instituciones públicas que se encuentren en su cobertura. En ningún caso se podrá adquirir aeronaves;
7. Pagar viáticos, gastos de representación o traslados de los consejeros regionales.

04 Las adquisiciones de activos no financieros, iniciativas de inversión y los ítems de transferencias a otras instituciones, que se creen con cargo a los ítem de los subtítulos 29, 31 y 33, respectivamente, podrán identificarse con montos menores a los costos totales aprobados por el Consejo Regional, de acuerdo a la programación financiera que efectúe el Intendente. No obstante lo anterior, el Gobierno Regional podrá suscribir los convenios respectivos por los montos totales aprobados por el Consejo Regional.
Las identificaciones presupuestarias de las iniciativas contratadas en años anteriores, aún no terminadas, y las modificaciones de aquellas creadas en el mismo año, no requerirán una nueva aprobación del Consejo Regional, si los montos totales o resultantes de las modificaciones son iguales o menores a los costos totales ya aprobados por el Consejo Regional reajustados a la moneda del año en curso. Las iniciativas aprobadas por el Consejo Regional en el año respectivo no requerirán de una nueva aprobación si inician sus trámites administrativos en un año posterior, en la medida que los montos comprometidos sean iguales o inferiores a los ya aprobados reajustados a la moneda del año en curso.
Adicionalmente, los consejos regionales podrán otorgar una autorización genérica al Intendente respectivo para efectuar modificaciones que signifiquen un incremento de hasta 10% respecto de los costos totales de las iniciativas de inversión, adquisiciones específicas de activos no financieros y las transferencias de capital, aprobadas por el Consejo Regional.
Los gobiernos regionales informarán trimestralmente a la Comisión Mixta de Presupuestos de los proyectos de inversión financiados con cargo a estos recursos identificando los proyectos y los tiempos esperados de ejecución. Esta información deberá ser publicada en los mismos plazos en la página web de los Gobiernos Regionales y un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo.

05 Para la adjudicación de los contratos se deberá llamar a propuesta pública. Los contratos que no superen las 500 Unidades Tributarias Mensuales se podrán adjudicar mediante propuesta privada con la participación de, a lo menos, tres proponentes. No obstante, los procedimientos de licitación que se apliquen podrán corresponder a aquellos que dispone el organismo técnico del Estado al cual haya recurrido el Gobierno Regional para encomendarle la ejecución del proyecto o la adquisición del activo no financiero. En todo caso, los procedimientos de licitación deberán considerar aquellos requisitos que se deriven de los contratos de crédito externo o de convenios con otras instituciones que concurran al financiamiento de los proyectos.
Las licitaciones de obras y los contratos que de ellas se deriven, no podrán considerar anticipos a los contratistas superiores al 10% del valor de los contratos. Los procesos de licitación y los contratos necesarios para ejecutar los proyectos identificados con cargo a estos recursos, deberán considerar todos los componentes o partidas consultadas en el diseño que sirvió de base para el proceso de recomendación técnico-económica favorable por parte del Ministerio de Desarrollo Social o para su aprobación por el Gobierno Regional en los casos que le corresponda.

06 Hasta un 5% del total de los recursos consultados en la presente Ley aprobada por el Congreso Nacional correspondientes a cada Gobierno Regional, se podrá traspasar a las asignaciones 24.03.002 o 33.03.001 del presupuesto de la Subsecretaría del Interior para enfrentar situaciones de emergencia.

07 Los gobiernos regionales deberán informar trimestralmente sobre los criterios aplicados para la distribución de los recursos considerados en las asignaciones 03.001 y 03.003 del subtítulo 24 y la asignación 03.125 del Subtítulo 33. La información a nivel de cada municipio y asignación deberá estar disponible en el sitio web del Gobierno Regional respectivo, indicando los montos que han sido transferidos al final de cada trimestre correspondiente.

08 La cartera de proyectos financiada con cargo a los programas de inversión de los gobiernos regionales deberá ser publicada mensualmente en sus respectivas páginas web. Asimismo, deberán ser publicados los acuerdos adoptados por los respectivos Consejos

Regionales, dentro de los 5 días hábiles siguientes contados desde la adopción del respectivo acuerdo.

Adicionalmente, los respectivos gobiernos regionales deberán informar semestralmente a la Comisión Especial Mixta de Presupuestos identificando las características de los proyectos de inversión y el estado de avance de su ejecución. Esta información deberá ser publicada en los mismos plazos en la página web de los Gobiernos Regionales y un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo.

09 Las adquisiciones de activos no financieros del subtítulo 29, los proyectos menores de 2.000 Unidades Tributarias Mensuales, valorizadas al 1 de enero del ejercicio presupuestario vigente, las acciones destinadas a mantener o conservar infraestructura pública y los programas ejecutados a través del subtítulo 33 que se financien con cargo a los presupuestos de los gobiernos regionales, deberán estar ingresados al Banco Integrado de Proyectos y contar con código de ese banco, aun cuando no requieran contar con evaluación del Ministerio de Desarrollo Social.

10 Los Gobiernos Regionales podrán financiar uno o más Planes de Desarrollo integral en comunidades indígenas, a ejecutarse en predios acogidos a los artículos 20, letras a) y b), 21, 75 y 76 de la Ley Nº 19.253, los que podrán incluir todos o algunos de los siguientes componentes: fomento productivo, infraestructura básica de carácter productivo, saneamiento sanitario, electrificación rural, residuos sólidos, construcción o mejoramiento de caminos comunitarios, rurales o vecinales, casetas sanitarias, agua potable rural, ya sea a través de sistemas de agua potable y/o de abastos de agua y compra de derechos de agua para abastecimiento doméstico. Los planes podrán contemplar recursos para otorgar la certidumbre jurídica de la propiedad indígena (goces) a los beneficiarios de los planes, así como para tramitar y otorgar las servidumbres necesarias para los proyectos. Estos recursos se podrán transferir a las municipalidades u otras instituciones públicas para financiar los proyectos y programas que se definan como parte de los Planes señalados, los que no se incorporarán en sus presupuestos, sin perjuicio de que deberán rendir cuenta de su utilización a la Contraloría General de la República, además de la que corresponda al Gobierno Regional, de acuerdo a lo que instruya el Intendente respectivo. La infraestructura que se genere y los beneficios que se otorguen serán compatibles con subsidios que previamente hayan recibido los beneficiarios en lugares o predios distintos a los acogidos a los artículos 20 letras a) y b), 21, 75 y 76 de la Ley Nº 19.253, o las tierras inscritas en el registro de tierras de la Corporación Nacional de Desarrollo Indígena pertenecientes a las Áreas de Desarrollo Indígena ADIS.

Los planes de desarrollo predial integral podrán abarcar una o más comunidades. Los proyectos y programas que forman parte de un Plan que se proponga ejecutar con estos recursos, se exceptúan de la aplicación del artículo 75 de la ley Nº 19.175. La totalidad de estos deberán ser presentados a la Dirección de Presupuestos que, luego de su análisis, resolverá respecto de su ejecución. Posteriormente el Consejo Regional deberá aprobar el Plan en forma integral. El Plan deberá considerar, al menos, los costos estimados de cada uno de los proyectos y programas, los antecedentes respecto de la sostenibilidad de la operación de la infraestructura que se construye, una descripción de las capacidades técnicas de las unidades ejecutoras que se proponen y otros que se puedan solicitar por la Dirección de Presupuestos.

Los gobiernos regionales que desarrollen planes de intervención en comunidades indígenas deberán informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre los tipos de proyectos que se desarrollen con cargo a estos recursos, identificando las respectivas comunas y entidades. Esta información deberá ser publicada en los mismos plazos en la página web de los Gobiernos Regionales y un consolidado en la página web de la Subsecretaría de Desarrollo Regional y Administrativo.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región I Tarapacá
Gastos de Funcionamiento Región I (01)

PARTIDA	:	05
CAPÍTULO	:	61
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.019.594**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.014.374**
	01		**Libre**		**3.014.374**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.019.594**
21			**GASTOS EN PERSONAL**	**02**	**2.204.718**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**499.116**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**223.483**
	01		**Al Sector Privado**		**223.483**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	223.483
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**90.267**
	03		**Vehículos**		**15.592**
	04		**Mobiliario y Otros**		**12.360**
	06		**Equipos Informáticos**		**30.900**
	07		**Programas Informáticos**		**31.415**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 5

02 Incluye :
- a) Dotación máxima de personal — 76
- b) Horas extraordinarias año
  - – Miles de $ — 29.267
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 33.241
  - – En el exterior en Miles de $ — 3.650
- d) Convenios con personas naturales
  - – Miles de $ — 456.405
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - – Nº de personas — 1
  - – Miles de $ — 16.185

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 20.200

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 104.025 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA
Gobierno Regional Región I Tarapacá
Inversión Regional Región I

PARTIDA	:	05
CAPÍTULO	:	61
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**38.537.364**
06			**RENTAS DE LA PROPIEDAD**		**51.534**
08			**OTROS INGRESOS CORRIENTES**		**174.466**
	99		**Otros**		**174.466**
09			**APORTE FISCAL**	01	**18.173.007**
	01		**Libre**		**18.173.007**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**18.779.927**
	02		**Del Gobierno Central**		**18.779.927**
		003	Subsecretaría de Bienes Nacionales		1.888.214
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	9.199.024
		006	Tesoro Público-Ley Nº 19.143, Patentes Mineras		3.216.487
		013	Tesoro Público Artículo 129 bis 19 Código de Aguas		92.812
		019	Fondo de Inversión y Reconversión Regional		4.347.191
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		36.199
15			**SALDO INICIAL DE CAJA**		**1.358.430**
			GASTOS		**38.537.364**
24			**TRANSFERENCIAS CORRIENTES**		**2.851.155**
	01		**Al Sector Privado**		**1.724.997**
		001	Actividades Culturales		375.386
		003	Actividades Deportivas		375.386
		005	Actividades de Seguridad Ciudadana		375.386
		006	Corporación Agencia Regional de Desarrollo Productivo de la Región de Tarapacá		598.839
	03		**A Otras Entidades Públicas**		**1.126.158**
		001	Municipalidades - Actividades Culturales		375.386
		003	Municipalidades - Actividades Deportivas		375.386
		005	Municipalidades - Actividades de Seguridad Ciudadana		375.386
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.300.451**
	03		**Vehículos**		**818.617**
	05		**Máquinas y Equipos**		**1.405.581**
	06		**Equipos Informáticos**		**26.204**
	07		**Programas Informáticos**		**50.049**
31			**INICIATIVAS DE INVERSIÓN**		**29.333.880**
	01		**Estudios Básicos**		**487.714**
	02		**Proyectos**		**28.821.295**
	03		**Programas de Inversión**		**24.871**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**4.049.878**
	01		**Al Sector Privado**		**286.925**
		010	Aplicación Letra a) Artículo Cuarto Transitorio Ley Nº 20.378		286.925
	03		**A Otras Entidades Públicas**		**3.762.953**
		103	UNAP-Transferencia catalizador de la industria ERNC regional en sistema PMGD		5.768
		104	UNAP-Puesta en valor digital y formación de capital humano		105.037
		106	UNIVERSIDAD DE LOS LAGOS-Transferencia desarrollo y gestión empresarial para la comp. del sector ganadero		158.572

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
33	03	107	UNIVERSIDAD DE LOS LAGOS-Desarrollo del potencial innovador para el crecimiento inclusivo de la región de Tarapacá		89.788
		999	Fondos FIC (Sin Distribuir)		3.403.788
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 3.403.788 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 6.898.519 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 2.300.505 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales).

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región II Antofagasta
Gastos de Funcionamiento Región II (01)

PARTIDA	:	05
CAPÍTULO	:	62
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.311.818**
08			**OTROS INGRESOS CORRIENTES**		**4.346**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.326**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.306.472**
	01		**Libre**		**3.306.472**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.311.818**
21			**GASTOS EN PERSONAL**	02	**2.493.246**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**444.122**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**272.244**
	01		**Al Sector Privado**		**272.244**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	272.244
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**100.196**
	03		**Vehículos**		**18.540**
	04		**Mobiliario y Otros**		**12.704**
	05		**Máquinas y Equipos**		**1.772**
	07		**Programas Informáticos**		**67.180**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 5

02 Incluye :

a) Dotación máxima de personal 84

b) Horas extraordinarias año
– Miles de $ 12.600

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 35.777
– En el exterior en Miles de $ 3.650

d) Convenios con personas naturales
– Miles de $ 413.962

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 2
– Miles de $ 28.517

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 13.438

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley

Nº 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 135.720 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región II Antofagasta

Inversión Regional Región II

PARTIDA	:	05
CAPÍTULO	:	62
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**72.845.833**
06			**RENTAS DE LA PROPIEDAD**		**52.232**
08			**OTROS INGRESOS CORRIENTES**		**319.216**
	99		**Otros**		**319.216**
09			**APORTE FISCAL**	**01**	**25.095.239**
	01		**Libre**		**25.095.239**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**41.377.146**
	02		**Del Gobierno Central**		**41.377.146**
		003	Subsecretaría de Bienes Nacionales		5.556.905
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	14.331.962
		006	Tesoro Público Ley N° 19.143, Patentes Mineras		10.499.969
		008	Tesoro Público Ley N° 19.995, Casinos de Juegos		3.749.519
		009	Tesoro Público Ley N° 19.657, Patentes Geotérmicas		150.377
		013	Tesoro Público Artículo 129 bis 19 Ley N° 20.017 Código de Aguas		657.598
		019	Fondo de Inversión y Reconversión Regional		6.415.549
		020	Tesoro Público Ley N° 18.892, Patentes de Acuicultura		15.267
15			**SALDO INICIAL DE CAJA**		**6.002.000**
			GASTOS		**72.845.833**
24			**TRANSFERENCIAS CORRIENTES**		**4.791.434**
	01		**Al Sector Privado**		**2.371.502**
		001	Actividades Culturales		722.395
		003	Actividades Deportivas		722.395
		005	Actividades de Seguridad Ciudadana		722.395
		021	CICITEM-Corporación Centro de Investigación Científico Tecnológico para la Minería		204.317
	03		**A Otras Entidades Públicas**		**2.419.932**
		001	Municipalidades - Actividades Culturales		722.395
		003	Municipalidades - Actividades Deportivas		722.395
		005	Municipalidades - Actividades de Seguridad Ciudadana		722.395
		010	Municipalidades - Subsidio Mantención de Parques		252.747
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**5.634.509**
	03		**Vehículos**		**3.507.024**
	04		**Mobiliario y Otros**		**591.293**
	05		**Máquinas y Equipos**		**1.536.192**
31			**INICIATIVAS DE INVERSIÓN**		**53.061.091**
	01		**Estudios Básicos**		**242.691**
	02		**Proyectos**		**52.158.700**
	03		**Programas de Inversión**		**659.700**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**9.356.799**
	03		**A Otras Entidades Públicas**		**9.356.799**
		100	Municipalidades (Programa Mejoramiento de Barrios)		20.984
		125	Municipalidades (Fondo Regional de Iniciativa Local)		403.224
		200	Sostenedores Establecimientos Municipales		1.030.000

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
33	**03** 247	SUBSECRETARÍA DE MINERÍA-Capacitación y asistencia técnica pequeña minería II Región		608.875
	275	SERNATUR - Difusión plan regional de promoción del sector turístico		659.200
	279	SUBPESCA - Transferencia fomento productivo pesca artesanal		311.581
	963	FOSIS - Programa de Transferencia Crediticia para el Desarrollo del Sector Pesquero Artesanal en la Región		135.960
	964	FOSIS - Programa de Transferencia Crediticia para Micro y Pequeñas Empresas en la Región		515.000
	965	SERNAPESCA-Programa de Fortalecimiento Productivo para el Desarrollo de la Pesca Artesanal de la Región		61.452
	999	Provisión FIC (Sin Distribuir)		5.610.523
34		**SERVICIO DE LA DEUDA**		**1.000**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 5.610.523 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 9.101.069 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 5.230.893 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales).

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región III Atacama
Gastos de Funcionamiento Región III (01)

PARTIDA	:	05
CAPÍTULO	:	63
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		3.214.036
08			OTROS INGRESOS CORRIENTES		4.220
	01		Recuperaciones y Reembolsos por Licencias Médicas		4.200
	02		Multas y Sanciones Pecuniarias		10
	99		Otros		10
09			APORTE FISCAL		3.208.816
	01		Libre		3.208.816
15			SALDO INICIAL DE CAJA		1.000
			GASTOS		3.214.036
21			GASTOS EN PERSONAL	02	2.345.862
22			BIENES Y SERVICIOS DE CONSUMO	03	516.672
23			PRESTACIONES DE SEGURIDAD SOCIAL		10
	03		Prestaciones Sociales del Empleador		10
24			TRANSFERENCIAS CORRIENTES		251.405
	01		Al Sector Privado		251.405
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	251.405
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		98.087
	03		Vehículos		18.540
	04		Mobiliario y Otros		11.697
	05		Máquinas y Equipos		7.030
	06		Equipos Informáticos		35.311
	07		Programas Informáticos		25.509
34			SERVICIO DE LA DEUDA		1.000
	07		Deuda Flotante		1.000
35			SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos 5

02 Incluye :

a) Dotación máxima de personal 79

b) Horas extraordinarias año
– Miles de $ 18.857

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 41.396
– En el exterior en Miles de $ 3.650

d) Convenios con personas naturales
– Miles de $ 512.543

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 2
– Miles de $ 24.583

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 15.625

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley Nº 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 131.947 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región III Atacama

Inversión Regional Región III

PARTIDA	:	05
CAPÍTULO	:	63
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**45.334.900**
06			**RENTAS DE LA PROPIEDAD**		**167.962**
08			**OTROS INGRESOS CORRIENTES**		**367.542**
	99		**Otros**		**367.542**
09			**APORTE FISCAL**	**01**	**21.152.644**
	01		**Libre**		**21.152.644**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**22.804.090**
	02		**Del Gobierno Central**		**22.804.090**
		003	Subsecretaría de Bienes Nacionales		504.893
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	9.892.322
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		5.896.066
		008	Tesoro Público Ley Nº 19.995, Casinos de Juegos		850.739
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		455.625
		019	Fondo de Inversión y Reconversión Regional		5.144.645
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		59.800
15			**SALDO INICIAL DE CAJA**		**842.662**
			GASTOS		**45.334.900**
24			**TRANSFERENCIAS CORRIENTES**		**3.050.722**
	01		**Al Sector Privado**		**1.716.403**
		001	Actividades Culturales		444.773
		003	Actividades Deportivas		444.773
		005	Actividades de Seguridad Ciudadana		444.773
		006	Corporación para la Competitividad e Innovación de la Región de Atacama		382.084
	03		**A Otras Entidades Públicas**		**1.334.319**
		001	Municipalidades - Actividades Culturales		444.773
		003	Municipalidades - Actividades Deportivas		444.773
		005	Municipalidades - Actividades de Seguridad Ciudadana		444.773
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.208.527**
	03		**Vehículos**		**334.144**
	06		**Equipos Informáticos**		**874.383**
31			**INICIATIVAS DE INVERSIÓN**	**03**	**35.753.283**
	01		**Estudios Básicos**		**10**
	02		**Proyectos**		**35.736.876**
	03		**Programas de Inversión**		**16.397**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**5.320.368**
	01		**Al Sector Privado**		**90.343**
		201	INIA - Transferencia programa validación y transf. Tecnológica hortiolivícola.		90.343
	03		**A Otras Entidades Públicas**		**5.230.025**
		125	Municipalidades (Fondo Regional de Iniciativa Local)		206.000
		205	SUBSECRETARÍA DE AGRICULTURA - Programa regional de estimulación artificial de precipitaciones Atacama.		365.650
		211	SUBSECRETARÍA DE TELECOMUNICACIONES - Servicios de telecomunicaciones para zonas wifi		82.871
		285	Saneamiento Títulos de Dominio Región de Atacama		308.049

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
33	**03**	286	Programa Capacitación, Especialización y Calificación de Mujeres de Atacama		359.092
		287	Difusión Fortalecimiento Exportador de la Pimex de la Región de Atacama		360.502
		999	Provisión FIC (Sin Distribuir)		3.547.861
34			**SERVICIO DE LA DEUDA**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 3.547.861 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 8.222.976 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley Nº 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 1.669.346 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales.

03 Parte de estos recursos se podrán destinar a pagar subsidios para la operación de los proyectos de energía fotovoltaica, de acuerdo a los contratos que se suscriban por el Gobierno Regional. La modificación presupuestaria que permita materializar dichos subsidios, se efectuará en la forma dispuesta en el artículo 70 del decreto ley Nº 1.263, de 1975.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región IV Coquimbo
Gastos de Funcionamiento Región IV (01)

PARTIDA	:	05
CAPÍTULO	:	64
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.633.356**
06			**RENTAS DE LA PROPIEDAD**		**22.322**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.605.814**
	01		**Libre**		**3.605.814**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.633.356**
21			**GASTOS EN PERSONAL**	02	**2.563.928**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**682.986**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**264.064**
	01		**Al Sector Privado**		**264.064**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	264.064
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**120.368**
	03		**Vehículos**		**32.107**
	06		**Equipos Informáticos**		**24.761**
	07		**Programas Informáticos**		**63.500**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 7

02 Incluye :

a) Dotación máxima de personal 91

b) Horas extraordinarias año
– Miles de $ 18.428

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 38.294
– En el exterior en Miles de $ 20.854

d) Convenios con personas naturales
– Miles de $ 566.761

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 2
– Miles de $ 28.373

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 18.745

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley

Nº 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.

Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 127.540 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región IV Coquimbo

Inversión Regional Región IV

PARTIDA	:	05
CAPÍTULO	:	64
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**52.446.358**
08			**OTROS INGRESOS CORRIENTES**		**391.736**
	99		**Otros**		**391.736**
09			**APORTE FISCAL**	**01**	**26.948.298**
	01		**Libre**		**26.948.298**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**25.104.324**
	02		**Del Gobierno Central**		**25.104.324**
		003	Subsecretaría de Bienes Nacionales		215.479
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	16.286.736
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		2.602.383
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		510.138
		019	Fondo de Inversión y Reconversión Regional		5.379.027
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		110.561
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**52.446.358**
24			**TRANSFERENCIAS CORRIENTES**		**4.577.074**
	01		**Al Sector Privado**		**3.035.941**
		001	Actividades Culturales		513.711
		002	Pago de Subsidios para la Operación de Proyectos de Energía Fotovoltaica		293.691
		003	Actividades Deportivas		513.711
		005	Actividades de Seguridad Ciudadana		513.711
		006	Corporación Agencia Regional de Desarrollo Productivo de la Región de Coquimbo		631.287
		021	CEAZA - Corporación Centro de Estudios Avanzados en Zonas Áridas		569.830
	03		**A Otras Entidades Públicas**		**1.541.133**
		001	Municipalidades - Actividades Culturales		513.711
		003	Municipalidades - Actividades Deportivas		513.711
		005	Municipalidades - Actividades de Seguridad Ciudadana		513.711
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.044.367**
	03		**Vehículos**		**1.030.000**
	05		**Máquinas y Equipos**		**1.007.183**
	07		**Programas Informáticos**		**7.184**
31			**INICIATIVAS DE INVERSIÓN**	**03**	**33.451.271**
	01		**Estudios Básicos**		**150.348**
	02		**Proyectos**		**32.726.049**
	03		**Programas de Inversión**		**574.874**
32			**PRÉSTAMOS**		
	06		**Por Anticipos a Contratistas**		
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**12.371.646**
	01		**Al Sector Privado**		**2.016.632**
		001	Junta Nacional de Cuerpos de Bomberos de Chile		1.030.000
		010	Aplicación Letra a) del Artículo Cuarto Transitorio de la Ley Nº 20.378		566.500
		105	UNIVERSIDAD CENTRAL-Virtualización activos patrimoniales y turísticos		29.602
		109	UNIVERSIDAD CATÓLICA DEL NORTE - Corredor bioceánico central		91.441
		110	UNIVERSIDAD CATÓLICA DEL NORTE - Red regional de visamáticos		45.180
		111	UNIVERSIDAD CATÓLICA DEL NORTE - Puesta en marcha banco de tejido óseo		43.912
		112	UNIVERSIDAD CATÓLICA DEL NORTE - Biotecnológica algal		59.241

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
33	01	113	UNIVERSIDAD CATÓLICA DEL NORTE - Destilación solar de agua de mar para consumo humano		38.890
		115	UNIVERSIDAD CATÓLICA DEL NORTE - Centro de innovación regional en recursos estratégicos		59.255
		116	INIA - Transferencia estudio sobre requerimientos hídricos mínimos para mantener los estándares de rendimiento y calidad del cultivo del nogal, bajo condiciones de restricción hídrica presentes en la zona productiva de la región de Coquimbo		52.611
	03		**A Otras Entidades Públicas**		**10.355.014**
		100	Municipalidades (Programa Mejoramiento de Barrios)		2.211.200
		106	UNIVERSIDAD DE LA SERENA - Sistema de monitoreo de caudales		60.641
		108	UNIVERSIDAD DE CHILE - Optimización agua y energía en producción de uva pisquera.		56.489
		109	UNIVERSIDAD DE CHILE - Proceso productivo en acuaponía		35.734
		125	Municipalidades (Fondo Regional de Iniciativa Local)		679.800
		201	SUBSECRETARÍA DE SERVICIOS SOCIALES DEL MINISTERIO DE DESARROLLO SOCIAL - Transferencia plan intervención para la sequía		835.714
		211	SUBSECRETARÍA DE TELECOMUNICACIONES - Conectividad de Telecomunicaciones en los Territorios PIRDT Primera Etapa		628.425
		231	FOSIS - Transferencia financiamiento, emprendimiento y generación de competencias de empresas Región de Coquimbo		412.000
		232	COMISIÓN NACIONAL DE RIEGO - Transferencia reparación, mejoramiento obras de riego Ley Nº 18.450, Coquimbo		1.478.689
		235	FOSIS - Transferencia Mejoramiento Productividad y Capacidad de Gestión (BIP: 30168673)		56.779
		999	Provisión FIC (Sin Distribuir)		3.899.543
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 3.899.543 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 10.765.788 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley Nº 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 4.298.179 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales).

c) $ 343.435 miles, para ser aplicados de acuerdo a lo señalado en la glosa 05 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Puesta en Valor del Patrimonio.

d) $ 879.334 miles, para ser aplicados de acuerdo a lo señalado en la glosa 07 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Saneamiento Sanitario.

03 Parte de estos recursos se podrán destinar a pagar subsidios para la operación de los proyectos de energía fotovoltaica, de acuerdo a los contratos suscritos por el Gobierno Regional. La modificación presupuestaria que permita materializar dichos subsidios, se efectuará en la forma dispuesta en el artículo 70 del decreto ley Nº 1.263, de 1975.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA

Gobierno Regional Región V Valparaíso

Gastos de Funcionamiento Región V (01)

PARTIDA	: 05
CAPÍTULO	: 65
PROGRAMA	: 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**4.036.878**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**4.031.658**
	01		**Libre**		**4.031.658**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**4.036.878**
21			**GASTOS EN PERSONAL**	02	**2.901.858**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**529.945**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**466.244**
	01		**Al Sector Privado**		**466.244**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	466.244
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**136.821**
	03		**Vehículos**		**30.900**
	04		**Mobiliario y Otros**		**11.668**
	05		**Máquinas y Equipos**		**47.895**
	06		**Equipos Informáticos**		**21.630**
	07		**Programas Informáticos**		**24.728**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 6

02 Incluye :
- a) Dotación máxima de personal 108
- b) Horas extraordinarias año
  - – Miles de $ 29.875
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ 42.599
  - – En el exterior en Miles de $ 3.650
- d) Convenios con personas naturales
  - – Miles de $ 533.958
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - – Nº de personas 2
  - – Miles de $ 33.425

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 24.710

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 227.326 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región V Valparaíso

Inversión Regional Región V (01)

PARTIDA	:	05
CAPÍTULO	:	65
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**64.113.713**
08			**OTROS INGRESOS CORRIENTES**		**611.592**
	99		**Otros**		**611.592**
09			**APORTE FISCAL**	**02**	**34.768.371**
	01		**Libre**		**34.768.371**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**28.731.750**
	02		**Del Gobierno Central**		**28.731.750**
		003	Subsecretaría de Bienes Nacionales		1.121.456
		004	Subsecretaría de Desarrollo Regional y Administrativo	03	18.741.633
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		1.026.785
		008	Tesoro Público Ley Nº 19.995, Casinos de Juegos		2.807.146
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		697.676
		019	Fondo de Inversión y Reconversión Regional		4.334.760
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		2.294
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**64.113.713**
24			**TRANSFERENCIAS CORRIENTES**		**3.743.010**
	01		**Al Sector Privado**		**1.871.505**
		001	Actividades Culturales		623.835
		003	Actividades Deportivas		623.835
		005	Actividades de Seguridad Ciudadana		623.835
	03		**A Otras Entidades Públicas**		**1.871.505**
		001	Municipalidades - Actividades Culturales		623.835
		003	Municipalidades - Actividades Deportivas		623.835
		005	Municipalidades - Actividades de Seguridad Ciudadana		623.835
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**6.283.000**
	03		**Vehículos**		**1.545.000**
	04		**Mobiliario y Otros**		**1.339.000**
	05		**Máquinas y Equipos**		**2.575.000**
	06		**Equipos Informáticos**		**257.500**
	07		**Programas Informáticos**		**206.000**
	99		**Otros Activos no Financieros**		**360.500**
31			**INICIATIVAS DE INVERSIÓN**		**40.169.738**
	01		**Estudios Básicos**		**618.000**
	02		**Proyectos**		**38.277.113**
	03		**Programas de Inversión**		**1.274.625**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**13.915.965**
	01		**Al Sector Privado**		**334.750**
		004	Junta Nacional del Cuerpo de Bomberos de Chile		334.750
	03		**A Otras Entidades Públicas**		**13.581.215**
		125	Municipalidades (Fondo Regional de Iniciativa Local)		5.665.000
		201	SERNATUR - Difusión, Fomento y Promoción Turismo Local y Regional Región de Valparaíso		1.287.500

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
33	03	216	SUBSECRETARÍA DE MINERÍA - Programa control, regularización y seguridad en la pequeña minería de la región		298.700
		234	SUBSECRETARÍA DE PESCA - FAP - Transferencia tecnología y apoyo para el sector pesquero artesanal		206.000
		235	SERVICIO NACIONAL DE PESCA - FFPA - Transferencia tecnología y apoyo para el sector pesquero artesanal.		206.000
		239	SUBPESCA - FAP - Programa transferencia tecnológica planta de procesos Caleta Portales		324.450
		309	Gobernación Provincial de Isla de Pascua		772.500
		310	Gobernación Provincial de Valparaíso		484.100
		999	Provisión FIC (Sin Distribuir)		4.336.965
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Considera, al menos, $ 1.256.600 miles para las Gobernaciones de Isla de Pascua y Valparaíso, para ser invertidos en los territorios insulares de la región, en la adquisición de activos no financieros y en la ejecución de programas e iniciativas de inversión, que cumplan con lo establecido en las glosas comunes para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena, para estas tipologías de gasto. Los montos considerados inicialmente para los territorios insulares podrán ser modificados mediante decreto del Ministerio de Hacienda, a petición del Gobierno Regional. Estos recursos no se incorporarán al presupuesto del Servicio de Gobierno Interior, sin perjuicio de que cada una de las Gobernaciones señaladas deberá rendir cuenta de su utilización a la Contraloría General de la República.

02 Incluye :
$ 4.336.965 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

03 Incluye :

a) $ 14.214.132 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 1.090.199 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales).

c) $ 2.228.862 miles, para ser aplicados de acuerdo a lo señalado en la glosa 05 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Puesta en Valor del Patrimonio.

d) $ 1.208.440 miles, para ser aplicados de acuerdo a lo señalado en la glosa 07 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Saneamiento Sanitario.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA
Gobierno Regional Región VI
Libertador General Bernardo O'Higgins
Gastos de Funcionamiento Región VI (01)

PARTIDA	:	05
CAPÍTULO	:	66
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.144.430**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.139.210**
	01		**Libre**		**3.139.210**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.144.430**
21			**GASTOS EN PERSONAL**	**02**	**2.133.276**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**554.780**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**262.750**
	01		**Al Sector Privado**		**262.750**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	262.750
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**191.614**
	03		**Vehículos**		**21.602**
	04		**Mobiliario y Otros**		**19.220**
	05		**Máquinas y Equipos**		**32.445**
	06		**Equipos Informáticos**		**65.714**
	07		**Programas Informáticos**		**52.633**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 6

02 Incluye :
- a) Dotación máxima de personal — 88
- b) Horas extraordinarias año
  - – Miles de $ — 13.189
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 35.103
  - – En el exterior en Miles de $ — 3.650
- d) Convenios con personas naturales
  - – Miles de $ — 347.045
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - – Nº de personas — 2
  - – Miles de $ — 23.690

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 18.228

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 126.225 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA
Gobierno Regional Región VI
Libertador General Bernardo O'Higgins
Inversión Regional Región VI

PARTIDA	:	05
CAPÍTULO	:	66
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**47.351.568**
06			**RENTAS DE LA PROPIEDAD**		**23.327**
08			**OTROS INGRESOS CORRIENTES**		**287.011**
	99		**Otros**		**287.011**
09			**APORTE FISCAL**	**01**	**22.326.487**
	01		**Libre**		**22.326.487**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**23.872.699**
	02		**Del Gobierno Central**		**23.872.699**
		003	Subsecretaría de Bienes Nacionales		80.719
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	10.803.815
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		595.959
		008	Tesoro Público Ley Nº 19.995, Casinos de Juegos		7.511.986
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		1.045.786
		019	Fondo de Inversión y Reconversión Regional		3.834.434
15			**SALDO INICIAL DE CAJA**		**842.044**
			GASTOS		**47.351.568**
24			**TRANSFERENCIAS CORRIENTES**		**2.563.130**
	01		**Al Sector Privado**		**1.281.566**
		001	Actividades Culturales		427.189
		003	Actividades Deportivas		427.189
		005	Actividades de Seguridad Ciudadana		427.188
	03		**A Otras Entidades Públicas**		**1.281.564**
		001	Municipalidades - Actividades Culturales		427.188
		003	Municipalidades - Actividades Deportivas		427.188
		005	Municipalidades - Actividades de Seguridad Ciudadana		427.188
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.575.000**
	04		**Mobiliario y Otros**		**305.732**
	05		**Máquinas y Equipos**		**2.269.268**
31			**INICIATIVAS DE INVERSIÓN**		**27.852.081**
	01		**Estudios Básicos**		**92.108**
	02		**Proyectos**		**27.695.578**
	03		**Programas de Inversión**		**64.395**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**14.359.357**
	01		**Al Sector Privado**		**252.676**
		325	PONTIFICIA UNIVERSIDAD CATÓLICA DE VALPARAÍSO - Transferencia Tecnologías de Innovación para la Quinua del Secano		83.430
		326	FUNDACIÓN PARA EL DESARROLLO FRUTÍCOLA - Transferencia Incorporación de Tecnologías para Aumentar la Competitividad en Instalaciones de Embalaje y Frío para Manzanas y Cerezas de Exportación		39.077
		327	UNIVERSIDAD ANDRÉS BELLO - Transferencia Implementación de Soluciones Innovadoras Lago Rapel		72.330
		328	PONTIFICIA UNIVERSIDAD CATÓLICA DE CHILE - Transferencia Cebolla, Innovación para un Cultivo Sustentable		57.839
	03		**A Otras Entidades Públicas**		**14.106.681**

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
33	03	100	Municipalidades (Programa Mejoramiento de Barrios)		4.120.000
		125	Municipalidades (Fondo Regional de Iniciativa Local)		4.202.400
		150	Municipalidades		1.545.000
		246	UNIVERSIDAD DE CHILE - Transferencia y adaptación tecnología aumentar eficiencia mano de obra.		41.151
		330	UNIVERSIDAD DE CHILE - Transferencia Innovación en el Manejo de la Frutilla		49.130
		332	UNIVERSIDAD DE CHILE - Transferencia Prevención de la Bacteriosis del Kiwi en O'Higgins		55.211
		334	UNIVERSIDAD DE CHILE-Transferencia Tecnológica Frutícola		72.018
		335	COMISIÓN NACIONAL DE INVESTIGACIÓN CIENTÍFICA Y TECNOLÓGICA (CONICYT) - Diplomados ERI		73.001
		336	INNOVA - Programa Apoyo Entorno para Emprendimiento e Innovación		46.350
		337	INNOVA - Programa de Difusión Tecnológica Regional		139.050
		338	INNOVA - Programa Regional de Apoyo al Emprendimiento		193.125
		999	Provisión FIC (Sin Distribuir)		3.570.245
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

$ 3.570.245 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 8.760.807 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 2.043.008 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales).

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región VII Maule

Gastos de Funcionamiento Región VII (01)

PARTIDA	:	05
CAPÍTULO	:	67
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.458.035**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.452.815**
	01		**Libre**		**3.452.815**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.458.035**
21			**GASTOS EN PERSONAL**	**02**	**2.280.528**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**721.806**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**323.729**
	01		**Al Sector Privado**		**323.729**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	323.729
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**129.962**
	03		**Vehículos**		**31.279**
	04		**Mobiliario y Otros**		**25.514**
	05		**Máquinas y Equipos**		**18.888**
	06		**Equipos Informáticos**		**44.496**
	07		**Programas Informáticos**		**9.785**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 6

02 Incluye :

- a) Dotación máxima de personal — 94
- b) Horas extraordinarias año
  - – Miles de $ — 10.090
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 38.324
  - – En el exterior en Miles de $ — 3.650
- d) Convenios con personas naturales
  - – Miles de $ — 394.647
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - – Nº de personas — 2
  - – Miles de $ — 29.617

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ — 13.082

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.

Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 153.073 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región VII Maule

Inversión Regional Región VII

PARTIDA	:	05
CAPÍTULO	:	67
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**56.924.152**
06			**RENTAS DE LA PROPIEDAD**		**37.562**
08			**OTROS INGRESOS CORRIENTES**		**274.043**
	99		**Otros**		**274.043**
09			**APORTE FISCAL**	**01**	**30.571.039**
	01		**Libre**		**30.571.039**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**26.039.508**
	02		**Del Gobierno Central**		**26.039.508**
		003	Subsecretaría de Bienes Nacionales		272.922
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	18.481.053
		006	Tesoro Público Ley N° 19.143, Patentes Mineras		315.800
		008	Tesoro Público Ley N° 19.995, Casinos de Juegos		625.757
		013	Tesoro Público Artículo 129 bis 19 Ley N° 20.017, Código de Aguas		3.476.696
		019	Fondo de Inversión y Reconversión Regional		2.867.280
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**56.924.152**
24			**TRANSFERENCIAS CORRIENTES**		**3.743.030**
	01		**Al Sector Privado**		**2.816.030**
		001	Actividades Culturales		1.109.253
		003	Actividades Deportivas		721.000
		005	Actividades de Seguridad Ciudadana		206.000
		006	Corporación Agencia Regional de Desarrollo Productivo de la Región del Maule		470.777
		017	Actividades Sociales		309.000
	03		**A Otras Entidades Públicas**		**927.000**
		003	Municipalidades - Actividades Deportivas		309.000
		015	Otras Entidades Públicas - Actividades de Seguridad Ciudadana		309.000
		017	Municipalidades - Actividades Sociales		309.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.937.815**
	03		**Vehículos**		**1.921.148**
	05		**Máquinas y Equipos**		**16.667**
31			**INICIATIVAS DE INVERSIÓN**		**37.523.251**
	02		**Proyectos**		**37.523.251**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**13.718.056**
	01		**Al Sector Privado**		**502.486**
		201	Instituto de Investigaciones Agropecuarias (INIA)-Recuperación de caudales por estimulación mixta para precipitaciones		73.334
		202	Instituto de Investigaciones Agropecuarias (INIA)-Sistema de Optimización Web de Apoyo Toma de Decisiones		57.998
		203	Instituto de Investigaciones Agropecuarias (INIA)-Transferencia Sistema de Gestión Integrado de Residuos y Subproductos		46.340
		204	Universidad Católica del Maule-Transferencia Laboratorio Regional de Biotecnologías Vitrotech		103.000
		205	Instituto de Investigaciones Agropecuarias (INIA) - Transferencia Programa de Desarrollo Vitivinícola de Cauquenes		42.225

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
33	01	206	Universidad de Concepción - Estudio Caracterización y Marketing de Cerdo Natural		23.860
		207	Universidad Católica del Maule - Plataforma Integrada de Fomento de la Comercialización		62.926
		208	Universidad Central - Transferencia Fortalecimiento del Corredor Turístico Ramal		9.095
		212	Universidad Católica del Maule - Transferencia diversificación de la producción en áreas de secano		30.493
		213	Universidad Católica del Maule - Transferencia introducción de tres especies forestales oleaginosas		53.215
	03		**A Otras Entidades Públicas**		**13.215.570**
		100	Municipalidades (Programa Mejoramiento de Barrios)		4.120.000
		125	Municipalidades (Fondo Regional de Iniciativa Local)		4.635.000
		202	Subsecretaría de Telecomunicaciones - Transferencia Servicio de Telecomunicaciones Zonas WiFi Región del Maule		103.589
		222	Universidad de Talca - Transferencia Diseño y Construcción Sistema Captación de Aguas Lluvias		71.985
		234	Subsecretaría de Pesca - Transferencia fomento productivo para organizaciones de pescadores artesanales, 2012 - 2013		309.538
		236	Servicio Agrícola y Ganadero (SAG) - Capacitación y certificación en buenas prácticas agrícolas a productores de frambuesa en la región, 2° etapa.		52.744
		240	SEREMI Agricultura - Transferencia regularización de derecho de agua para el riego en Maule		206.000
		244	Servicio de Salud del Maule - Capacitación Becas Maule 100 Médicos Especialistas para la región		1.367.840
		250	Instituto de Desarrollo Agropecuario (INDAP) - Inscripción Derechos de Aprov. de Aguas Subterráneas Sector Retiro		7.880
		492	Universidad de Talca - Transferencia Empleo de Rizobacteria como Tecnología Sustentable		65.632
		493	Universidad de Talca - Transferencia Centro de Inocuidad Alimentaria		28.749
		494	Universidad de Talca - Transferencia Descubrir Desarrollar Talentos Científicos Tecnológicos		77.250
		496	Universidad de Talca - Transferencia Cartografía Apibotánica para la Apicultura Orgánica		165.377
		498	Universidad de Talca - Transferencia Fortalecimiento de la PYME Maderera Mediante Plantaciones de Álamo		137.231
		499	Universidad de Talca - Transferencia Mejoramiento de la Competitividad del Sector Apícola		34.072
		500	Universidad de Talca - Transferencia Alternativas para Aprovechamiento de la Energía Eólica		55.943
		999	Provisión FIC (Sin Distribuir)		1.776.740
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 1.776.740 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :
a) $ 13.449.459 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 2.163.000 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales).
c) $ 2.868.594 miles, para ser aplicados de acuerdo a lo señalado en la glosa 05 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Puesta en Valor del Patrimonio.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región VIII Bío bío

Gastos de Funcionamiento Región VIII (01)

PARTIDA	:	05
CAPÍTULO	:	68
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		4.391.862
08			OTROS INGRESOS CORRIENTES		4.220
	01		Recuperaciones y Reembolsos por Licencias Médicas		4.200
	02		Multas y Sanciones Pecuniarias		10
	99		Otros		10
09			APORTE FISCAL		4.386.642
	01		Libre		4.386.642
15			SALDO INICIAL DE CAJA		1.000
			GASTOS		4.391.862
21			GASTOS EN PERSONAL	02	3.240.760
22			BIENES Y SERVICIOS DE CONSUMO	03	548.740
23			PRESTACIONES DE SEGURIDAD SOCIAL		10
	03		Prestaciones Sociales del Empleador		10
24			TRANSFERENCIAS CORRIENTES		469.927
	01		Al Sector Privado		469.927
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley N° 19.175	04	469.927
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		130.425
	03		Vehículos		19.354
	04		Mobiliario y Otros		10.300
	06		Equipos Informáticos		41.340
	07		Programas Informáticos		59.431
34			SERVICIO DE LA DEUDA		1.000
	07		Deuda Flotante		1.000
35			SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos 7

02 Incluye :
- a) Dotación máxima de personal 118
- b) Horas extraordinarias año
  - Miles de $ 23.993
- c) Autorización máxima para gastos en viáticos
  - En territorio nacional en Miles de $ 52.475
  - En el exterior en Miles de $ 3.650
- d) Convenios con personas naturales
  - Miles de $ 632.619
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
  - N° de personas 2
  - Miles de $ 33.411

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
- Miles de $ 24.993

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley

Nº 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.

Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 231.009 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región VIII Bío bío

Inversión Regional Región VIII

PARTIDA	:	05
CAPÍTULO	:	68
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**94.676.973**
06			**RENTAS DE LA PROPIEDAD**		**51.141**
08			**OTROS INGRESOS CORRIENTES**		**430.026**
	99		**Otros**		**430.026**
09			**APORTE FISCAL**	01	**50.982.246**
	01		**Libre**		**50.982.246**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**43.211.560**
	02		**Del Gobierno Central**		**43.211.560**
		003	Subsecretaría de Bienes Nacionales		257.665
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	27.054.844
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		271.443
		008	Tesoro Público Ley Nº 19.995, Casinos de Juegos		3.330.079
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		1.605.174
		019	Fondo de Inversión y Reconversión Regional		4.839.900
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		531
		032	Subsecretaría de Desarrollo Regional y Administrativo - Programas de Convergencia	03	5.851.924
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**94.676.973**
24			**TRANSFERENCIAS CORRIENTES**		**5.899.874**
	01		**Al Sector Privado**		**3.153.882**
		001	Actividades Culturales		915.330
		002	Subsidio Operación Sistema de Autogeneración de Energía en Zonas Aisladas		348.664
		003	Actividades Deportivas		915.330
		005	Actividades de Seguridad Ciudadana		772.624
		006	Corporación Agencia Regional de Desarrollo del Bío bío		59.225
		017	Actividades Sociales		142.709
	03		**A Otras Entidades Públicas**		**2.745.992**
		001	Municipalidades - Actividades Culturales		915.330
		003	Municipalidades - Actividades Deportivas		915.330
		005	Municipalidades - Actividades de Seguridad Ciudadana		772.624
		017	Municipalidades - Actividades Sociales		71.354
		018	Otras Entidades Públicas - Actividades Sociales		71.354
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**6.793.705**
	03		**Vehículos**		**1.029.532**
	04		**Mobiliario y Otros**		**458.717**
	05		**Máquinas y Equipos**		**5.300.398**
	06		**Equipos Informáticos**		**2.998**
	07		**Programas Informáticos**		**1.030**
	99		**Otros Activos no Financieros**		**1.030**
31			**INICIATIVAS DE INVERSIÓN**		**59.370.416**
	01		**Estudios Básicos**		**88.886**
	02		**Proyectos**		**58.227.610**
	03		**Programas de Inversión**		**1.053.920**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**22.610.978**

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
33	01		**Al Sector Privado**		**1.946.700**
		010	Aplicación Letra a) del Artículo Cuarto Transitorio de la Ley N° 20.378		1.545.000
		210	UNIVERSIDAD CATÓLICA SANTÍSIMA CONCEPCIÓN - Programa Piloto para el Desarrollo de la Acuicultura en el Área de Manejo de la Provincia de Arauco e Isla Santa María de la Región		401.700
	03		**A Otras Entidades Públicas**		**20.664.278**
		100	Municipalidades (Programa Mejoramiento de Barrios)		5.458.331
		102	SUBPESCA - Repoblamiento de Praderas de Algas de Interés Económico en AMERB de la Región del Bío Bío (30140673-0)		61.800
		105	SERNAPESCA - Implementación de Estaciones Inteligentes de Gestión de la Información y Apoyo Técnico para los Pescadores Artesanales de la Región del Bío bío (30140423-0)		61.800
		125	Municipalidades (Fondo Regional de Iniciativa Local)		2.183.332
		150	Municipalidades		5.458.331
		202	CORFO - Programa de Apoyo al Entorno Emprendedor e Innovación en la Región		269.605
		228	MINISTERIO DEL MEDIO AMBIENTE - Transferencia restauración ecosistema Cayumanque		1.419.876
		230	COMISIÓN NACIONAL DE RIEGO - Transferencia para fomento al riego Ley N° 18.450 en la región		310.030
		234	CONAF - Transferencia manejo de bosques y producción de leña certificada		225.412
		254	INDAP - Transferencia inserción en mercados de empresas campesinas		237.829
		257	SUBPESCA - Transferencia fondo de escalamiento productivo para pesca artesanal		206.000
		258	SERNAPESCA - Transferencia fomento e inversión productiva productos del mar		206.000
		259	SERNATUR - Transferencia fortalecimiento de la gestión turística local		463.500
		261	INDAP - Transferencia programa fomento ovino de la provincia de Arauco		632.987
		444	CORFO - Fomento Productivo para la Competitividad		540.750
		478	INDAP - Transferencia Tecnológica para Producción y Comercialización de Quesos de Alta Calidad en el Territorio de Arauco		138.535
		658	CONICYT - Programa Fomento a la Investigación Científica y Tecnológica y Polímeros a Través del Centro de Investigación de Polímeros Avanzados		412.000
		999	Provisión FIC (Sin Distribuir)		2.378.160
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

$ 2.378.160 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 22.702.365 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 1.828.941 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades o corporaciones municipales).

c) $ 1.976.394 miles, para ser aplicados de acuerdo a lo señalado en la glosa 05 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Puesta en Valor del Patrimonio.
d) $ 547.144 miles, para ser aplicados de acuerdo a lo señalado en la glosa 07 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Saneamiento Sanitario.

03 Estos recursos se destinarán a la adquisición de activos no financieros y a la ejecución de programas e iniciativas de inversión en la provincia de Arauco.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región IX Araucanía

Gastos de Funcionamiento Región IX (01)

PARTIDA	:	05
CAPÍTULO	:	69
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**3.701.106**
06			**RENTAS DE LA PROPIEDAD**		**7.918**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.687.968**
	01		**Libre**		**3.687.968**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.701.106**
21			**GASTOS EN PERSONAL**	**02**	**2.780.574**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**472.221**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**322.837**
	01		**Al Sector Privado**		**322.837**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley N° 19.175	04	322.837
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**123.464**
	03		**Vehículos**		**27.810**
	04		**Mobiliario y Otros**		**5.150**
	05		**Máquinas y Equipos**		**5.274**
	06		**Equipos Informáticos**		**40.343**
	07		**Programas Informáticos**		**44.887**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 7

02 Incluye :

a) Dotación máxima de personal — 98

b) Horas extraordinarias año

– Miles de $ — 7.444

c) Autorización máxima para gastos en viáticos

– En territorio nacional, en Miles de $ — 41.953

– En el Exterior, en Miles de $ — 3.650

d) Convenios con personas naturales

– Miles de $ — 621.002

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas — 2

– Miles de $ — 29.538

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ — 12.496

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 152.181 miles.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región IX Araucanía
Inversión Regional Región IX

PARTIDA : 05
CAPÍTULO : 69
PROGRAMA : 02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**92.204.009**
08			**OTROS INGRESOS CORRIENTES**		**225.172**
	99		**Otros**		**225.172**
09			**APORTE FISCAL**	**01**	**41.599.871**
	01		**Libre**		**41.599.871**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**49.728.029**
	02		**Del Gobierno Central**		**49.728.029**
		003	Subsecretaría de Bienes Nacionales		150.671
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	23.726.464
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		72.300
		008	Tesoro Público Ley Nº 19.995, Casinos de Juegos		1.758.724
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		1.463.417
		019	Fondo de Inversión y Reconversión Regional		3.933.150
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		63
		032	Subsecretaría de Desarrollo Regional y Administrativo - Programas de Convergencia		18.623.240
15			**SALDO INICIAL DE CAJA**		**650.937**
			GASTOS		**92.204.009**
24			**TRANSFERENCIAS CORRIENTES**		**6.553.327**
	01		**Al Sector Privado**		**3.791.665**
		001	Actividades Culturales		920.555
		003	Actividades Deportivas		920.555
		005	Actividades de Seguridad Ciudadana		920.555
		006	Corporación Agencia Regional de Desarrollo Productivo de La Araucanía		1.030.000
	03		**A Otras Entidades Públicas**		**2.761.662**
		001	Municipalidades - Actividades Culturales		920.554
		003	Municipalidades - Actividades Deportivas		920.554
		005	Municipalidades - Actividades de Seguridad Ciudadana		920.554
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.472.000**
	03		**Vehículos**		**1.545.000**
	04		**Mobiliario y Otros**		**51.500**
	05		**Máquinas y Equipos**		**875.500**
31			**INICIATIVAS DE INVERSIÓN**		**76.015.799**
	01		**Estudios Básicos**		**710.178**
	02		**Proyectos**		**75.130.521**
	03		**Programas de Inversión**		**175.100**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**7.160.883**
	01		**Al Sector Privado**		**675.051**
		010	Aplicación Letra a) del Artículo Cuarto Transitorio de la Ley Nº 20.378		675.051
	03		**A Otras Entidades Públicas**		**6.485.832**
		100	Municipalidades (Programa Mejoramiento de Barrios)		872.010
		125	Municipalidades (Fondo Regional de Iniciativa Local)		3.090.000
		204	SAG - Programa de Trazabilidad Bovina a Pequeños Productores (30131491-0)		320.184
		233	SUBTEL - Servicio de Telecomunicaciones para Zonas WiFi años 2013, 2014 y 2015		101.931
		999	Provisión FIC (Sin Distribuir)		2.101.707

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
34		**SERVICIO DE LA DEUDA**		**1.000**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 2.101.707 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 18.449.103 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 5.277.361 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región X Los Lagos
Gastos de Funcionamiento Región X (01)

PARTIDA	:	05
CAPÍTULO	:	70
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		3.484.306
06			RENTAS DE LA PROPIEDAD		1.092
08			OTROS INGRESOS CORRIENTES		4.220
	01		Recuperaciones y Reembolsos por Licencias Médicas		4.200
	02		Multas y Sanciones Pecuniarias		10
	99		Otros		10
09			APORTE FISCAL		3.477.994
	01		Libre		3.477.994
15			SALDO INICIAL DE CAJA		1.000
			GASTOS		3.484.306
21			GASTOS EN PERSONAL	02	2.665.258
22			BIENES Y SERVICIOS DE CONSUMO	03	450.620
23			PRESTACIONES DE SEGURIDAD SOCIAL		10
	03		Prestaciones Sociales del Empleador		10
24			TRANSFERENCIAS CORRIENTES		284.110
	01		Al Sector Privado		284.110
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	284.110
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		82.308
	03		Vehículos		17.088
	04		Mobiliario y Otros		1.545
	05		Máquinas y Equipos		5.253
	06		Equipos Informáticos		19.725
	07		Programas Informáticos		38.697
34			SERVICIO DE LA DEUDA		1.000
	07		Deuda Flotante		1.000
35			SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos — 6

02 Incluye :
- a) Dotación máxima de personal — 91
- b) Horas extraordinarias año
  - – Miles de $ — 7.567
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 64.859
  - – En el exterior en Miles de $ — 3.650
- d) Convenios con personas naturales
  - – Miles de $ — 605.969
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - – Nº de personas — 2
  - – Miles de $ — 33.411

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 20.834

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 147.586 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región X Los Lagos

Inversión Regional Región X

PARTIDA : 05
CAPÍTULO : 70
PROGRAMA : 02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**65.654.102**
06			**RENTAS DE LA PROPIEDAD**		**8.263**
08			**OTROS INGRESOS CORRIENTES**		**475.893**
	99		**Otros**		**475.893**
09			**APORTE FISCAL**	**01**	**27.120.746**
	01		**Libre**		**27.120.746**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**38.047.200**
	02		**Del Gobierno Central**		**38.047.200**
		003	Subsecretaría de Bienes Nacionales		691.633
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	25.271.694
		006	Tesoro Público Ley N° 19.143, Patentes Mineras		172.150
		008	Tesoro Público Ley N° 19.995, Casinos de Juegos		720.133
		013	Tesoro Público Artículo 129 bis 19 Ley N° 20.017, Código de Aguas		4.357.965
		019	Fondo de Inversión y Reconversión Regional		2.533.830
		020	Tesoro Público Ley N° 18.892, Patentes de Acuicultura		1.117.095
		032	Subsecretaría de Desarrollo Regional y Administrativo - Programas de Convergencia	03	3.182.700
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**65.654.102**
24			**TRANSFERENCIAS CORRIENTES**		**4.859.751**
	01		**Al Sector Privado**		**2.481.377**
		001	Actividades Culturales		655.459
		002	Subsidio Operación Sistema de Autogeneración Energía en Zonas Aisladas		515.000
		003	Actividades Deportivas		655.459
		005	Actividades de Seguridad Ciudadana		655.459
	03		**A Otras Entidades Públicas**		**2.378.374**
		001	Municipalidades - Actividades Culturales		655.458
		003	Municipalidades - Actividades Deportivas		655.458
		004	Municipalidades - Subsidio Operación Sistema de Autogeneración de Energía en Zonas Aisladas		412.000
		005	Municipalidades - Actividades de Seguridad Ciudadana		655.458
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**4.429.000**
	03		**Vehículos**		**1.957.000**
	04		**Mobiliario y Otros**		**834.300**
	05		**Máquinas y Equipos**		**1.637.700**
31			**INICIATIVAS DE INVERSIÓN**		**43.077.649**
	01		**Estudios Básicos**		**257.500**
	02		**Proyectos**		**42.732.599**
	03		**Programas de Inversión**		**87.550**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**13.285.702**
	01		**Al Sector Privado**		**473.800**
		003	Obispado de Ancud - Iglesias de Chiloé		473.800
	03		**A Otras Entidades Públicas**		**12.811.902**
		100	Municipalidades (Programa Mejoramiento de Barrios)		4.120.000
		125	Municipalidades (Fondo Regional de Iniciativa Local)		5.569.725

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
33	03 220	SECRETARÍA REGIONAL MINISTERIAL DE AGRICULTURA - Transferencia programa para el desarrollo de la apicultura en la Región		141.625
	228	SERCOTEC - Programa transferencia apoyo a la mitilicultura (30119244-0).		136.990
	229	SERCOTEC - Programa fortalecimiento de las Pymes del sector turístico de la Región (30119242-0)		185.606
	230	SECRETARÍA REGIONAL MINISTERIAL DE AGRICULTURA - Transferencia Mejoramiento de la Capacidad Productiva de las Praderas		427.450
	254	SERNATUR - Programa capacitación y asistencia para el mejoramiento de la pesca recreativa (30119241-0)		143.429
	260	SECRETARÍA REGIONAL MINISTERIAL DE EDUCACIÓN - Mejoramiento de la actividad física y la salud en la Región		206.000
	262	SECRETARÍA REGIONAL MINISTERIAL DE EDUCACIÓN - Mejorando la escolaridad de la población adulta de la Región		206.000
	999	Provisión FIC (Sin Distribuir)		1.675.077
34		**SERVICIO DE LA DEUDA**		**1.000**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 1.675.077 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :
a) $ 11.885.355 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la Ley Nº 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.
b) $ 13.386.339 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

03 Estos recursos se destinarán a la adquisición de activos no financieros y a la ejecución de programas e iniciativas de inversión en la provincia de Palena y en la comuna de Cochamó.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región XI Aysén del Gral. Carlos Ibáñez del Campo

Gastos de Funcionamiento Región XI (01)

PARTIDA : 05
CAPÍTULO : 71
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**3.988.752**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.983.532**
	01		**Libre**		**3.983.532**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.988.752**
21			**GASTOS EN PERSONAL**	02	**3.087.078**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**520.859**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**285.844**
	01		**Al Sector Privado**		**285.844**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley N° 19.175	04	285.844
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**92.961**
	03		**Vehículos**		**16.480**
	04		**Mobiliario y Otros**		**22.321**
	05		**Máquinas y Equipos**		**8.443**
	06		**Equipos Informáticos**		**22.914**
	07		**Programas Informáticos**		**22.803**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 5

02 Incluye :
- a) Dotación máxima de personal — 83
- b) Horas extraordinarias año
  - – Miles de $ — 15.133
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 40.858
  - – En el exterior en Miles de $ — 3.650
- d) Convenios con personas naturales
  - – Miles de $ — 633.564
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
  - – N° de personas — 2
  - – Miles de $ — 24.442

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 10.661

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 166.385 miles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región XI Aysén del Gral. Carlos Ibáñez del Campo

Inversión Regional Región XI (01)

PARTIDA	:	05
CAPÍTULO	:	71
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**34.477.028**
08			**OTROS INGRESOS CORRIENTES**		**217.528**
	99		**Otros**		**217.528**
09			**APORTE FISCAL**	**02**	**19.921.537**
	01		**Libre**		**19.921.537**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**14.335.963**
	02		**Del Gobierno Central**		**14.335.963**
		003	Subsecretaría de Bienes Nacionales		2.285
		004	Subsecretaría de Desarrollo Regional y Administrativo	03	9.428.160
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		394.764
		008	Tesoro Público Ley Nº 19.995, Casinos de Juegos		52.551
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		1.040.804
		019	Fondo de Inversión y Reconversión Regional		2.854.880
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		562.519
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**34.477.028**
24			**TRANSFERENCIAS CORRIENTES**		**2.450.812**
	01		**Al Sector Privado**		**1.369.331**
		001	Actividades Culturales		343.551
		002	Subsidio Opereción Sistema de Autogeneración de Energía en Zonas Aisladas		338.678
		003	Actividades Deportivas		343.551
		017	Actividades Sociales		343.551
	03		**A Otras Entidades Públicas**		**1.081.481**
		001	Municipalidades - Actividades Culturales		343.550
		002	Subsidio Operación Sistema de Autogeneración Energía en Zonas Aisladas		50.831
		003	Municipalidades - Actividades Deportivas		343.550
		017	Municipalidades - Actividades Sociales		343.550
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**243.057**
	05		**Máquinas y Equipos**		**243.057**
31			**INICIATIVAS DE INVERSIÓN**		**22.585.164**
	02		**Proyectos**		**22.395.687**
	03		**Programas de Inversión**		**189.477**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**9.195.995**
	03		**A Otras Entidades Públicas**		**9.195.995**
		125	Municipalidades (Fondo Regional de Iniciativa Local)		1.030.000
		150	Municipalidades		3.090.000
		201	SEREMI AGRICULTURA - Protección del Huemul Región de Aysén (30136357-0)		183.068
		202	SUBSECRETARÍA DE TELECOMUNICACIONES - Habilitación servicios de telecomunicaciones zonas WIFI Región de Aysén (30137575-0)		54.385
		210	SERVICIO AGRÍCOLA Y GANADERO - Transferencia Manejo Sanitario Bovino para la Competitividad		26.166
		214	INDAP - Transferencia técnica en desarrollo de la leña, como eje productivo en la región		271.508

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
33	03 222	SEREMI AGRICULTURA AYSÉN - Transferencia saneamiento de propiedad del agua y su uso eficiente		106.332
	223	SERNATUR - Capacitación conciencia turística		368.019
	227	PROCHILE - Transferencia para la Internacionalización y promoción de Aysén (30135561-0)		76.488
	237	SUBSECRETARÍA DE MEDIO AMBIENTE - Transferencia programa recambio artefactos combustión Región de Aysén		364.775
	240	SERNATUR - Transferencia desarrollo y gestión turística del destino Aysén (30130464-0)		1.073.347
	241	SUBSECRETARIA DE PESCA - Transferencia tecnificación estructural para la flota pesquera (30129159-0)		1.030.000
	299	SERNATUR - Capacitación Programa de Gestión de Destino Turístico 2011-2012		24.918
	466	SUBSECRETARÍA DE AGRICULTURA - Transferencia Sistema Marca Calidad Aysén a Productos Agropecuarios		34.039
	999	Provisión FIC (Sin Distribuir)		1.462.950
34		**SERVICIO DE LA DEUDA**		**1.000**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 A solicitud del Gobierno Regional se podrán traspasar recursos a la Dirección de Vialidad del Ministerio de Obras Públicas para obras en la ruta 7.

02 Incluye :
$ 1.462.950 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

03 Incluye :

a) $ 8.621.777 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 806.383 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA
Gobierno Regional Región XII Magallanes y Antártica Chilena
Gastos de Funcionamiento Región XII (01)

PARTIDA	:	05
CAPÍTULO	:	72
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.436.743**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.431.523**
	01		**Libre**		**3.431.523**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.436.743**
21			**GASTOS EN PERSONAL**	**02**	**2.607.402**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**473.006**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**284.759**
	01		**Al Sector Privado**		**284.759**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	284.759
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**69.566**
	03		**Vehículos**		**21.105**
	04		**Mobiliario y Otros**		**16.563**
	05		**Máquinas y Equipos**		**1.873**
	06		**Equipos Informáticos**		**26.729**
	07		**Programas Informáticos**		**3.296**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 5

02 Incluye :
- a) Dotación máxima de personal — 80
- b) Horas extraordinarias año
  - – Miles de $ — 16.530
- c) Autorización máxima para gastos en viáticos:
  - – En territorio nacional en Miles de $ — 36.561
  - – En el exterior en Miles de $ — 3.650
- d) Convenios con personas naturales
  - – Miles de $ — 613.203
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - – Nº de personas — 2
  - – Miles de $ — 30.508

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 11.247

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 165.301 miles.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región XII Magallanes
y Antártica Chilena
Inversión Regional Región XII

PARTIDA	:	05
CAPÍTULO	:	72
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**35.783.527**
06			**RENTAS DE LA PROPIEDAD**		**14.000**
08			**OTROS INGRESOS CORRIENTES**		**460.065**
	99		**Otros**		**460.065**
09			**APORTE FISCAL**	**01**	**20.361.399**
	01		**Libre**		**20.361.399**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**14.946.063**
	01		**Del Sector Privado**		**1.524.613**
		001	Concesión Zona Franca de Punta Arenas		1.524.613
	02		**Del Gobierno Central**		**13.421.450**
		003	Subsecretaría de Bienes Nacionales		264.882
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	9.133.769
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		158.483
		008	Tesoro Público Ley Nº 19.995, Casinos de Juegos		907.596
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		43.258
		019	Fondo de Inversión y Reconversión Regional		2.863.942
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		49.520
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**35.783.527**
24			**TRANSFERENCIAS CORRIENTES**		**2.139.548**
	01		**Al Sector Privado**		**1.508.272**
		001	Actividades Culturales		377.562
		003	Actividades Deportivas		425.749
		005	Actividades de Seguridad Ciudadana		327.399
		017	Actividades Sociales		377.562
	03		**A Otras Entidades Públicas**		**631.276**
		001	Municipalidades - Actividades Culturales		151.912
		003	Municipalidades - Actividades Deportivas		95.262
		004	Municipalidades - Subsidio Operación de Sistemas de Autogeneración de Energía en Zonas Aisladas		20.739
		005	Municipalidades - Actividades de Seguridad Ciudadana		89.957
		011	Otras Entidades Públicas - Actividades Culturales		42.327
		013	Otras Entidades Públicas - Actividades Deportivas		41.836
		015	Otras Entidades Públicas - Actividades de Seguridad Ciudadana		47.631
		017	Municipalidades - Actividades Sociales		95.262
		018	Otras Entidades Públicas - Actividades Sociales		46.350
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.780.301**
	05		**Máquinas y Equipos**		**2.780.301**
31			**INICIATIVAS DE INVERSIÓN**		**23.664.873**
	01		**Estudios Básicos**		**28.266**
	02		**Proyectos**		**23.041.326**
	03		**Programas de Inversión**		**595.281**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
33			**TRANSFERENCIAS DE CAPITAL**		**7.196.805**
	01		**Al Sector Privado**		**28.814**
		010	Aplicación Letra a) Artículo Cuarto Transitorio Ley N° 20.378		28.814
	03		**A Otras Entidades Públicas**		**7.167.991**
		125	Municipalidades (Fondo Regional de Iniciativa Local)		5.361.869
		222	INNOVA - Transferencia fondo emprendimiento con potencial de crecimiento en la región		257.500
		299	Capacitación de Cuidadores y de Personas con Discapacidad Magallanes.		72.710
		999	Provisión FIC (Sin Distribuir)		1.475.912
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 1.475.912 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 8.821.176 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 312.593 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región XII Magallanes y Antártica Chilena

Fondo de Desarrollo de Magallanes y de la Antártica Chilena

PARTIDA	:	05
CAPÍTULO	:	72
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**13.987.105**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**10.638.047**
	02		**Del Gobierno Central**		**10.638.047**
		007	Tesoro Público Ley Nº 19.275, Fondo de Desarrollo de Magallanes		10.638.047
15			**SALDO INICIAL DE CAJA**		**3.349.058**
			GASTOS		**13.987.105**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**574.927**
	04		**Mobiliario y Otros**		**282.906**
	05		**Máquinas y Equipos**		**292.021**
31			**INICIATIVAS DE INVERSIÓN**		**11.252.944**
	02		**Proyectos**		**11.200.284**
	03		**Programas de Inversión**		**52.660**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		-800.000
33			**TRANSFERENCIAS DE CAPITAL**		**2.157.234**
	01		**Al Sector Privado**		**418.110**
		006	INIA - Recuperación y Explotación del Calafate en la región de Magallanes		418.110
	03		**A Otras Entidades Públicas**		**1.739.124**
		102	SUBSECRETARÍA DE PESCA - Transferencia técnica desarrollo nuevos mercados productivos pesqueros en la Región.		56.731
		105	SERNATUR - Transferencia programa de promoción de la Patagonia.		354.918
		107	SENAME - Capacitación adolescentes privados de libertad a validar estudios, Punta Arenas (30131450-0)		32.960
		109	SEREMI MEDIO AMBIENTE XII REGIÓN - Capacitación compostaje para residuos sólidos orgánicos domiciliarios en la Región. (30123598-0)		58.536
		110	FOSIS - Transferencia Programa Yo Emprendo en la Región de Magallanes y Antártica Chilena		179.220
		112	SENADIS - Protección Apoyo Empleabilidad y Emprendimiento Personas con Discapacidad		220.848
		114	SERNAM - Capacitación de Oficios y Fortalecimiento Emprendedoras, XII Región BIP 30129899-0		103.000
		115	SUBPESCA - Transferencia Técnica, Medidas de Prevención ingreso Didymo Magallanes y Antártica Chilena BIP 30119504-0		278.988
		116	DIRECCIÓN GENERAL DE RELACIONES ECONÓMICAS INTERNAS - Difusión comercial en el exterior de servicios turísticos de la Región de Magallanes y la Ant. Chilena (30136093-0)		18.128
		117	SERNATUR-Capacitación implementación normas de calidad turísticas XII Región		26.848
		119	SUBSECRETARÍA DE PESCA - Transferencia tecnológica pesca artesanal, XII Región		111.935
		120	SUBSECRETARÍA DE PESCA - Transferencia técnica, desarrollo comercial, pesca artesanal, XII Región		231.750
		333	SUBTEL - Habilitación Servicio de Telecomunicaciones para Zonas Wifi, XII Región		65.262
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA

Gobierno Regional Región Metropolitana de Santiago
Gastos de Funcionamiento Región Metropolitana (01)

PARTIDA	:	05
CAPÍTULO	:	73
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**5.633.409**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**5.628.189**
	01		**Libre**		**5.628.189**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**5.633.409**
21			**GASTOS EN PERSONAL**	**02**	**3.733.001**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**981.043**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**553.636**
	01		**Al Sector Privado**		**520.485**
		050	Pagos Art. 39 e Inciso Final Art. 72 Ley Nº 19.175	04	520.485
	07		**A Organismos Internacionales**		**33.151**
		002	A Metrópolis y Otros Organismos		33.151
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**363.719**
	03		**Vehículos**		**15.640**
	04		**Mobiliario y Otros**		**57.114**
	05		**Máquinas y Equipos**		**70.555**
	06		**Equipos Informáticos**		**154.799**
	07		**Programas Informáticos**		**65.611**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 6

02 Incluye :
- a) Dotación máxima de personal — 152
- b) Horas extraordinarias año
  - – Miles de $ — 77.452
- c) Autorización máxima para gastos en viáticos:
  - – En territorio nacional en Miles de $ — 12.258
  - – En el exterior en Miles de $ — 3.650
- d) Convenios con personas naturales
  - – Miles de $ — 706.431
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - – Nº de personas — 3
  - – Miles de $ — 50.134

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 36.849

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley N° 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.

Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 230.371 miles.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región Metropolitana de Santiago
Inversión Regional Región Metropolitana

PARTIDA : 05
CAPÍTULO : 73
PROGRAMA : 02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**105.045.970**
08			**OTROS INGRESOS CORRIENTES**		**709.850**
	99		**Otros**		**709.850**
09			**APORTE FISCAL**	**01**	**60.949.761**
	01		**Libre**		**60.949.761**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**43.384.359**
	02		**Del Gobierno Central**		**43.384.359**
		003	Subsecretaría de Bienes Nacionales		422.065
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	23.789.874
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		1.005.865
		011	Servicio de Gobierno Interior	03	8.867.407
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		3.495.948
		019	Fondo de Inversión y Reconversión Regional		5.803.200
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**105.045.970**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**2.928.156**
24			**TRANSFERENCIAS CORRIENTES**		**6.287.883**
	01		**Al Sector Privado**		**3.143.943**
		001	Actividades Culturales		1.047.981
		003	Actividades Deportivas		1.047.981
		005	Actividades de Seguridad Ciudadana		1.047.981
	03		**A Otras Entidades Públicas**		**3.143.940**
		001	Municipalidades - Actividades Culturales		1.047.980
		003	Municipalidades - Actividades Deportivas		1.047.980
		005	Municipalidades - Actividades de Seguridad Ciudadana		1.047.980
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**8.147.592**
	03		**Vehículos**		**1.030.000**
	04		**Mobiliario y Otros**		**845.550**
	05		**Máquinas y Equipos**		**6.182.324**
	06		**Equipos Informáticos**		**89.718**
31			**INICIATIVAS DE INVERSIÓN**	**05**	**65.123.429**
	02		**Proyectos**		**62.759.354**
	03		**Programas de Inversión**		**2.364.075**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**22.556.910**
	01		**Al Sector Privado**		**837.430**
		001	Junta Nacional de Cuerpos de Bomberos de Chile		611.681
		140	Cuerpo de Bomberos de Santiago - Puesta en Valor del Patrimonio		128.750
		812	U. DIEGO PORTALES - Revitalización de mercados, pasajes y galerías comerciales de Santiago (30194822-0)		48.922
		813	FUNDACIÓN FRAUNHOFER - Mejoramiento de la competitividad del sector agroalimentario (3019774-0)		48.077
	02		**Al Gobierno Central**		**6.043.000**
		021	Dirección de Planeamiento		6.043.000
	03		**A Otras Entidades Públicas**		**15.676.480**

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
33	03	125	Municipalidades (Fondo Regional de Iniciativa Local)		1.842.961
		150	Municipalidades		10.564.666
		202	SUBTEL - Servicio de Telecomunicaciones Inalámbricas (WiFi) años 2013-2015		145.615
		223	INNOVA - Transferencia programa difusión tecnológica orientado a gestión innovadora.		162.225
		771	CORFO-INNOVA - Transferencia prototipos de innovación empresarial (30137071-0)		243.338
		776	USACH - Innovación de producto: Agregación de valor, ampliación y profundización de la oferta de productos de Pymes manufactureras de la RM (30195872-0)		45.820
		999	Provisión FIC (Sin Distribuir)		2.671.855
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 2.671.855 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena

02 Incluye :
a) $ 16.563.647 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la ley Nº 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.
b) $ 7.226.227 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

03 Estos recursos se destinarán a proyectos de construcción y mantención de vías segregadas, mediante la celebración de convenios o contratos, para la construcción, reparación y conservación de las vías, paraderos y otras infraestructuras, incluidas en el Plan de Mejoramiento del Transporte de Santiago.
Asimismo, el Gobierno Regional podrá destinar recursos a proyectos de conservación y reparación de pavimentos urbanos que serán ejecutados directamente por el SERVIU o las municipalidades que el Gobierno Regional determine.

04 El monto considerado inicialmente en este subtítulo, se destinará a la contratación de servicios de limpieza y lavado de calles.

05 Parte de estos recursos se podrá destinar a incrementar el subtítulo 22 para la contratación de servicios de limpieza y lavados de calles.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región XIV Los Ríos
Gastos de Funcionamiento Región XIV (01)

PARTIDA	: 05
CAPÍTULO	: 74
PROGRAMA	: 01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**3.197.640**
08		**OTROS INGRESOS CORRIENTES**		**4.220**
	01	**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02	**Multas y Sanciones Pecuniarias**		**10**
	99	**Otros**		**10**
09		**APORTE FISCAL**		**3.192.420**
	01	**Libre**		**3.192.420**
15		**SALDO INICIAL DE CAJA**		**1.000**
		GASTOS		**3.197.640**
21		**GASTOS EN PERSONAL**	**02**	**2.480.534**
22		**BIENES Y SERVICIOS DE CONSUMO**	**03**	**428.598**
23		**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03	**Prestaciones Sociales del Empleador**		**10**
24		**TRANSFERENCIAS CORRIENTES**		**231.522**
	01	**Al Sector Privado**		**231.522**
	050	Pagos Art.39 e Inciso Final Art.72 Ley Nº 19.175	04	231.522
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**54.976**
	03	**Vehículos**		**18.926**
	04	**Mobiliario y Otros**		**5.150**
	07	**Programas Informáticos**		**30.900**
34		**SERVICIO DE LA DEUDA**		**1.000**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01	Dotación máxima de vehículos	5
02	Incluye :	
	a) Dotación máxima de personal	78
	b) Horas extraordinarias año	
	– Miles de $	16.677
	c) Autorización máxima para gastos en viáticos:	
	– En territorio nacional en Miles de $	41.078
	– En el exterior en Miles de $	3.650
	d) Convenios con personas naturales	
	– Miles de $	593.166
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	2
	– Miles de $	34.853
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	16.581

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley Nº 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a

sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.

Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 112.064 miles.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región XIV Los Ríos
Inversión Regional Región XIV

PARTIDA	:	05
CAPÍTULO	:	74
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**37.331.539**
08			**OTROS INGRESOS CORRIENTES**		**451.614**
	99		**Otros**		**451.614**
09			**APORTE FISCAL**	**01**	**19.279.905**
	01		**Libre**		**19.279.905**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**17.598.020**
	02		**Del Gobierno Central**		**17.598.020**
		003	Subsecretaría Bienes Nacionales		143.141
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	9.904.834
		006	Tesoro Público Ley N° 19.143, Patentes Mineras		126.106
		008	Tesoro Público Ley N° 19.995, Casinos de Juegos		866.030
		011	Servicio de Gobierno Interior		1.339.000
		013	Tesoro Público Artículo 129 bis 19 Ley N° 20.017, Código de Aguas		3.423.133
		019	Fondo de Inversión y Reconversión Regional		1.776.060
		020	Tesoro Público Ley N° 18.892, Patentes de Acuicultura		19.716
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**37.331.539**
24			**TRANSFERENCIAS CORRIENTES**		**2.210.761**
	01		**Al Sector Privado**		**1.352.390**
		001	Actividades Culturales		339.900
		003	Actividades Deportivas		339.900
		005	Actividades de Seguridad Ciudadana		339.900
		006	Corporación Agencia de Desarrollo Productivo de Los Ríos		332.690
	03		**A Otras Entidades Públicas**		**858.371**
		001	Municipalidades - Actividades Culturales		339.900
		003	Municipalidades - Actividades Deportivas		339.900
		005	Municipalidades - Actividades de Seguridad Ciudadana		178.571
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.220.362**
	05		**Máquinas y Equipos**		**1.220.362**
31			**INICIATIVAS DE INVERSIÓN**		**25.584.734**
	01		**Estudios Básicos**		**206.000**
	02		**Proyectos**		**25.255.134**
	03		**Programas de Inversión**		**123.600**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación por Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**8.313.682**
	01		**Al Sector Privado**		**1.068.625**
		010	Aplicación Letra a) Artículo Cuarto Transitorio Ley N° 20.378		1.068.625
	03		**A Otras Entidades Públicas**		**7.245.057**
		125	Municipalidades (Fondo Regional de Iniciativa Local)		4.181.800
		150	Municipalidades		1.516.212
		209	PROCHILE - Internacionalización y promoción de la Región (30137804-0)		103.000
		999	Provisión FIC (Sin Distribuir)		1.444.045
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :
$ 1.444.045 miles, para ser aplicados de acuerdo a lo señalado en el numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 8.330.908 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la ley N° 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 170.595 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

c) $ 995.714 miles, para ser aplicados de acuerdo a lo señalado en la glosa 05 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Puesta en Valor del Patrimonio.

d) $ 407.617 miles, para ser aplicados de acuerdo a lo señalado en la glosa 07 del presupuesto del Programa 05 de la Subsecretaría de Desarrollo Regional y Administrativo - Provisión Saneamiento Sanitario.

MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA

Gobierno Regional Región XV Arica y Parinacota

Gastos de Funcionamiento Región XV (01)

PARTIDA : 05
CAPÍTULO : 75
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**3.296.342**
08			**OTROS INGRESOS CORRIENTES**		**4.220**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.200**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**3.291.122**
	01		**Libre**		**3.291.122**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**3.296.342**
21			**GASTOS EN PERSONAL**	02	**2.145.078**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**802.735**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**239.313**
	01		**Al Sector Privado**		**239.313**
		050	Pagos Art. 39 e Inciso Final Art. y 72 Ley N° 19.175	04	239.313
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**107.206**
	04		**Mobiliario y Otros**		**7.210**
	05		**Máquinas y Equipos**		**24.373**
	06		**Equipos Informáticos**		**32.342**
	07		**Programas Informáticos**		**43.281**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 5

02 Incluye :
- a) Dotación máxima de personal 70
- b) Horas extraordinarias año
  - – Miles de $ 16.393
- c) Autorización máxima para gastos en viáticos:
  - – En territorio nacional en Miles de $ 39.571
  - – En el exterior en Miles de $ 3.650
- d) Convenios con personas naturales
  - – Miles de $ 634.575
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
  - – N° de personas 1
  - – Miles de $ 16.764

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 18.228

04 A esta asignación se imputarán los gastos de los consejeros regionales por concepto de: i) dietas (de acuerdo a la asistencia a sesiones y comisiones, según lo estipula la Ley

Nº 19.175 y sus modificaciones), ii) pasajes y reembolsos de gastos para asistencia a sesiones del consejo y de comisiones por concepto de traslado, alimentación y alojamiento cuando ello signifique trasladarse fuera de su residencia habitual y iii) pasajes y reembolsos por concepto de traslado, alimentación y alojamiento respecto de tareas encomendadas por el consejo regional a sus miembros, incluidos los cometidos al extranjero, en la medida que exista disponibilidad presupuestaria.
Para los fines de calcular el monto máximo de recursos que se pueda disponer para cometidos al extranjero, se establece que el monto autorizado para gastos reembolsables en este presupuesto asciende a $ 119.855 miles.

MINISTERIO DEL INTERIOR
Y SEGURIDAD PÚBLICA
Gobierno Regional Región XV Arica y Parinacota
Inversión Regional Región XV

PARTIDA	:	05
CAPÍTULO	:	75
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**27.780.012**
08			**OTROS INGRESOS CORRIENTES**		**424.975**
	99		**Otros**		**424.975**
09			**APORTE FISCAL**	**01**	**13.016.916**
	01		**Libre**		**13.016.916**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**14.336.121**
	02		**Del Gobierno Central**		**14.336.121**
		003	Subsecretaría de Bienes Nacionales		508.554
		004	Subsecretaría de Desarrollo Regional y Administrativo	02	8.393.851
		006	Tesoro Público Ley Nº 19.143, Patentes Mineras		376.019
		013	Tesoro Público Artículo 129 bis 19 Ley Nº 20.017, Código de Aguas		6.400
		019	Fondo de Inversión y Reconversión Regional		1.572.152
		020	Tesoro Público Ley Nº 18.892, Patentes de Acuicultura		1.350
		032	Subsecretaría de Desarrollo Regional y Administrativo - Programas de Convergencia		3.477.795
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**27.780.012**
24			**TRANSFERENCIAS CORRIENTES**		**1.662.649**
	01		**Al Sector Privado**		**1.044.649**
		001	Actividades Culturales		278.621
		003	Actividades Deportivas		278.621
		005	Actividades de Seguridad Ciudadana		243.954
		006	Corporación Agencia Regional de Desarrollo Productivo de Arica y Parinacota		10
		007	Corporación de Desarrollo de Arica y Parinacota		243.443
	03		**A Otras Entidades Públicas**		**618.000**
		001	Municipalidades - Actividades Culturales		206.000
		003	Municipalidades - Actividades Deportivas		206.000
		005	Municipalidades - Actividades de Seguridad Ciudadana		206.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.934.763**
	03		**Vehículos**		**618.000**
	05		**Máquinas y Equipos**		**1.265.263**
	99		**Otros Activos no Financieros**		**51.500**
31			**INICIATIVAS DE INVERSIÓN**		**16.907.303**
	01		**Estudios Básicos**		**139.638**
	02		**Proyectos**		**16.755.504**
	03		**Programas de Inversión**		**12.161**
32			**PRÉSTAMOS**		**0**
	06		**Por Anticipos a Contratistas**		**0**
		001	Anticipos a Contratistas		800.000
		002	Recuperación de Anticipos a Contratistas		–800.000
33			**TRANSFERENCIAS DE CAPITAL**		**7.273.297**
	01		**Al Sector Privado**		**2.716.129**
		101	Fundación Chile - Transferencia Produc. Frutos Alto Valor Agregado uso Tecnol. Membrana (BIP 30208922-0)		66.117
		102	Codecite - Transferencia Caract. y Predicc. Radiación Solar Uso Transf. Productiva (BIP 30209422-0)		90.313
		103	Codecite - Transferencia intrucc. Tilapia, cultivo intensivo en Sist. Recircul (BIP 30209222-0)		92.641

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
33	01	104	Codecite-Transferencia Torneo interescolar de Emprendimiento Arica (BIP 30209922-0)		56.739
		105	Cordunap-Transferencia Gen. Alimentos Saludable/Otros Base Vegetales Altiplan (BIP 30210022-0)		92.572
		200	INIA - Transferencia Sobre Ecotipos Locales Tumbo y Locoto		31.396
		202	INIA - Transferencia Incremento Compet. Espec. hortícola Valle Azapa Lluta		27.798
		281	INIA-Programa de control de Simúlidos Hematófagos en la Provincia de Arica		107.418
		339	INIA - Programa Transferencia Sustentable para Agricultura de Zonas Aridas (BIP 30132365-0)		69.493
		347	FUNDACION CHILE- Transferencia Desarrollo Sistema Portabilizador de agua Tec Membranas Camarones		31.898
		348	FUNDACION CHILE- Transferencia Aplicación Medidas Eficiencia Energética Mineria AyP		24.821
		901	A Fundación Altiplano		1.987.900
		902	CODECITE - Transferencia Integración Sistema Recirculación Acuapónico Arica y Parinacota		37.023
	03		**A Otras Entidades Públicas**		**4.557.168**
		100	U. Arturo Prat - Transferencia Cultivo Trucha Arcoiris Sist. Recirculación Copaquilla		37.033
		101	Unap - Transferencia Segunda Etapa de Programa Conservación tortugas marinas (BIP 30210022-0)		92.638
		102	Unap - Transferencia Producción de Harinas ricas en Omega 3 (BIP 30209423-0)		92.700
		103	U.Chile (Ceza - U.Chile) - Transferencia Validación Tec. y Agroinf. Frutales Bajo requerim. Hidr. (BIP 30209072-0)		82.892
		104	UTA - Transferencia Competitividad Transporte Público Ciudad de Arica (BIP 30210072-0)		86.057
		105	UTA - Transferencia Circuito Turístico Cultural y Natural Valle de Azapa (BIP 30210025-0)		92.465
		106	UTA - Transferencia Automatización Procesos Indust. (BIP 30209873)		91.600
		125	Municipalidades (Fondo Regional de Iniciativa Local)		558.371
		213	COMISIÓN NACIONAL DE RIEGO - Transferencia fomento al riego regional Arica y Parinacota		1.003.856
		220	SERNATUR - Transferencia Difusión y Gestión de mercado para la Región		1.160.050
		999	Provisión FIC (Sin Distribuir)		1.259.506
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

$ 1.259.506 miles, para ser aplicados de acuerdo a lo señalado en el Numeral 5.2 de la glosa 02 común para todos los Programas 02 de los Gobiernos Regionales y para el Programa 03 del Gobierno Regional de Magallanes y Antártica Chilena.

02 Incluye :

a) $ 5.491.742 miles, para financiar iniciativas de transporte, conectividad y desarrollo regional, conforme a los destinos que se indican en el numeral 1.- del artículo cuarto transitorio de la ley Nº 20.378, las cuales deberán cumplir con las normas de evaluación señaladas en el inciso final de dicho numeral.

b) $ 2.902.109 miles, para ser aplicados a financiar la ejecución de iniciativas de inversión y adquisición de activos no financieros destinados a infraestructura, equipamiento y mobiliario educacional, infraestructura de la educación parvularia y a la compra de terrenos e inmuebles para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 06

MINISTERIO DE RELACIONES EXTERIORES

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Relaciones Exteriores
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	80.559.785
05	Transferencias Corrientes	12.929.665
07	Ingresos de Operación	907.061
08	Otros Ingresos Corrientes	720.689
09	Aporte Fiscal	72.055.099
11	Venta de Activos Financieros	–6.065.865
13	Transferencias para Gastos de Capital	13.136
	GASTOS	80.559.785
21	Gastos en Personal	36.622.252
22	Bienes y Servicios de Consumo	9.891.566
24	Transferencias Corrientes	29.885.579
29	Adquisición de Activos No Financieros	2.933.821
31	Iniciativas de Inversión	1.004.771
34	Servicio de la Deuda	221.796

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Relaciones Exteriores
Miles de US$

Sub-Título	Clasificación Económica	Total
	INGRESOS	224.116
08	Otros Ingresos Corrientes	3.806
09	Aporte Fiscal	209.589
10	Venta de Activos No Financieros	102
11	Venta de Activos Financieros	10.369
12	Recuperación de Préstamos	250
	GASTOS	224.116
21	Gastos en Personal	102.860
22	Bienes y Servicios de Consumo	52.582
24	Transferencias Corrientes	62.380
26	Otros Gastos Corrientes	600
29	Adquisición de Activos No Financieros	3.066
31	Iniciativas de Inversión	2.078
32	Préstamos	250
33	Transferencias de Capital	300

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Relaciones Exteriores
Miles de $

Sub-Título	Clasificación Económica	Secretaría y Administración General y Servicio Exterior	Dirección General de Relaciones Económicas Internacionales	Dirección de Fronteras y Límites del Estado	Instituto Antártico Chileno	Agencia de Cooperación Internacional de Chile
	INGRESOS	28.216.855	32.161.618	9.537.803	4.134.414	6.509.095
05	Transferencias Corrientes	1.562.535	11.367.130	–	–	–
07	Ingresos de Operación	308.706	598.355	–	–	–
08	Otros Ingresos Corrientes	380.869	276.589	17.705	16.528	28.998
09	Aporte Fiscal	27.514.144	24.422.874	9.520.098	4.117.886	6.480.097
11	Venta de Activos Financieros	–1.562.535	–4.503.330	–	–	–
13	Transferencias para Gastos de Capital	13.136	–	–	–	–
	GASTOS	28.216.855	32.161.618	9.537.803	4.134.414	6.509.095
21	Gastos en Personal	18.198.375	12.889.793	1.922.352	1.267.268	2.344.464
22	Bienes y Servicios de Consumo	4.865.175	4.081.622	431.325	262.204	251.240
24	Transferencias Corrientes	1.757.717	14.602.987	7.117.201	2.567.928	3.839.746
29	Adquisición de Activos No Financieros	2.390.817	365.420	66.925	37.014	73.645
31	Iniciativas de Inversión	1.004.771	–	–	–	–
34	Servicio de la Deuda	–	221.796	–	–	–

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Relaciones Exteriores

Miles de US$

Sub-Título	Clasificación Económica	Secretaría y Administración General y Servicio Exterior	Dirección General de Relaciones Económicas Internacionales
	INGRESOS	181.371	42.745
08	Otros Ingresos Corrientes	2.874	932
09	Aporte Fiscal	175.474	34.115
10	Venta de Activos No Financieros	102	–
11	Venta de Activos Financieros	2.671	7.698
12	Recuperación de Préstamos	250	–
	GASTOS	181.371	42.745
21	Gastos en Personal	87.787	15.073
22	Bienes y Servicios de Consumo	41.705	10.877
24	Transferencias Corrientes	46.276	16.104
26	Otros Gastos Corrientes	600	–
29	Adquisición de Activos No Financieros	2.675	391
31	Iniciativas de Inversión	2.078	–
32	Préstamos	250	–
33	Transferencias de Capital	–	300

MINISTERIO DE RELACIONES EXTERIORES

Secretaría y Administración General y Servicio Exterior

Secretaría y Administración General y Servicio Exterior (01, 02)

PARTIDA : 06
CAPÍTULO : 01
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**28.216.855**	**181.371**
05			**TRANSFERENCIAS CORRIENTES**		**1.562.535**	
	02		**Del Gobierno Central**		**1.562.535**	
		001	Consejo Nacional de la Cultura y las Artes		1.053.585	
		005	Secretaría y Administración General de Hacienda (Programa 01)		508.950	
07			**INGRESOS DE OPERACIÓN**		**308.706**	
08			**OTROS INGRESOS CORRIENTES**		**380.869**	**2.874**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**213.539**	
	99		**Otros**		**167.330**	**2.874**
09			**APORTE FISCAL**		**27.514.144**	**175.474**
	01		**Libre**		**27.514.144**	**175.474**
10			**VENTA DE ACTIVOS NO FINANCIEROS**			**102**
	03		**Vehículos**			**102**
11			**VENTA DE ACTIVOS FINANCIEROS**		**–1.562.535**	**2.671**
	03		**Operaciones de Cambio**		**–1.562.535**	**2.671**
12			**RECUPERACIÓN DE PRÉSTAMOS**			**250**
	07		**Por Anticipos por Cambio de Residencia**			**250**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**13.136**	
	06		**De Gobiernos Extranjeros**		**13.136**	
		001	República Argentina		13.136	
			GASTOS		**28.216.855**	**181.371**
21			**GASTOS EN PERSONAL**	**03**	**18.198.375**	**87.787**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**4.865.175**	**41.705**
24			**TRANSFERENCIAS CORRIENTES**		**1.757.717**	**46.276**
	01		**Al Sector Privado**		**103.104**	**36**
		001	Instituto Chileno de Campos de Hielo		103.104	
		003	Comunidades de Chilenos en el Exterior			36
	03		**A Otras Entidades Públicas**	**05**	**1.650.323**	**3.951**
		037	Programa de Actividades Específicas en el Exterior	06		2.571
		038	Programa Académico en Relaciones Internacionales		205.683	
		039	Programa de Reuniones Internacionales	07	891.586	
		597	Integración Vecinal con Zonas Fronterizas		92.497	
		609	Inserción Internacional de las Regiones		87.921	
		614	Programa Posicionamiento de Chile en Asociaciones Estratégicas con Países Afines			428
		617	Programa Oficina de Desarrollo Organizacional		183.372	
		619	Modernización de la Gestión Consular			393
		622	Mejoramiento de la atención ciudadana en el Ministerio de RR.EE.		48.013	
		625	Acercamientos Políticos y Estratégicos			166
		626	Registro de Chilenos en el Exterior		141.251	93
		627	Programa de Fortalecimiento de la Política Consular y Migratoria			300
	07		**A Organismos Internacionales**		**4.290**	**42.289**
		001	Organismos Internacionales	08,09	4.290	42.289

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
26		OTROS GASTOS CORRIENTES			600
	02	Compensaciones por Daños a Terceros y/o a la Propiedad			600
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		2.390.817	2.675
	02	Edificios		2.302.844	
	03	Vehículos			382
	04	Mobiliario y Otros		20.879	283
	05	Máquinas y Equipos		67.094	
	06	Equipos Informáticos			1.013
	07	Programas Informáticos	10		697
	99	Otros Activos no Financieros			300
31		INICIATIVAS DE INVERSIÓN		1.004.771	2.078
	02	Proyectos		1.004.771	2.078
32		PRÉSTAMOS			250
	07	Por Anticipos por Cambio de Residencia			250

GLOSAS :

01 Dotación máxima de vehículos 8

02 Incluye gastos por $ 170.261 miles y US$188 miles para programa de Comunidad de Chilenos en el exterior, y $ 63.653 miles como aporte a las actividades que financia el Consejo Chileno para las relaciones internacionales.
En el mes de enero se informará a las Comisiones de Relaciones Exteriores y de Hacienda de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos la programación de las actividades financiadas con los recursos del Programa Comunidades de Chilenos en el Exterior, y semestralmente sobre la ejecución de dichos recursos.

03 Incluye :

a) Dotación máxima de personal 1.063
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N°18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ 219.786

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 46.568
– En el exterior en Miles de US$ 1.683

d) Convenios con personas naturales
Miles de $ 575.040

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 43
– Miles de $ 888.456
Incluye 2 personas que detenten los cargos de Agente y Coagente titulares ante la Corte Internacional de Justicia de La Haya.

f) El personal a contrata local en el exterior deberá optar, en forma permanente por un solo sistema previsional, sea el del país en que se desempeña como funcionario o el de Chile. Mediante resolución del jefe de Servicio que se deberá dictar a más tardar el 30 de junio de 2015, con visación de la Dirección de Presupuestos, se establecerán las funciones, dotación máxima y gasto anual de este personal. El Ministerio de Relaciones Exteriores informará semestralmente a la Comisión Especial Mixta de Presupuestos, todos los juicios laborales o acciones por reclamación de derechos laborales que tenga el personal chileno o extranjero contratado en el exterior por dicho Ministerio como personal con contrato local.

g) En la determinación del coeficiente de costo de vida, establecido en el artículo 35 del D.F.L. (RR.EE.) Nº 33, de 1979, podrá incorporarse en forma adicional un factor de incremento basado en indicadores de escolaridad, aplicable a aquellos funcionarios destinados al exterior. Las condiciones y requisitos a que se sujetará la concesión del referido incremento, se regirá por el Decreto Supremo Nº 313, del Ministerio de Relaciones Exteriores, de 1997, con la visación del Ministerio de Hacienda.

h) Adicionalmente a la dotación máxima, se podrá contratar hasta 3 personas para desempeñar labores de agregados civiles ante la OCDE, conforme al traspaso de fondos desde Ministerio de Hacienda.

i) El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de Servicio, en la que deberán precisarse las referidas funciones. Con todo, dicho personal no podrá exceder de 45 funcionarios.

j) Incluye US$ 2.133 miles para financiar destinación al exterior de hasta 15 funcionarios del Servicio Exterior, pudiendo en este número incluir hasta 2 embajadores, con motivo de la participación de Chile en el Consejo de Seguridad de las Naciones Unidas. Dicho gasto se efectuará para el cumplimiento de las obligaciones que demande el rol de Chile en dicho Consejo, en la Organización de las Naciones Unidas o en el apoyo de otras embajadas de Chile en el exterior. Los recursos contemplados en esta glosa estarán condicionados a la calidad de miembro de Chile en el señalado Consejo.

04 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 62.499

b) US$ 740 miles para gastos reservados, Ley Nº 19.863.

c) Gastos para el programa de giras del Presidente de la República al exterior que se concuerde con la Dirección Administrativa de la Presidencia de la República, incluido el costo de las horas de vuelo adicionales a las del programa base financiado por la Fuerza Aérea de Chile, siendo este último convenido previamente en base a información objetiva.

d) Incluye recursos para financiar gastos en servicios de alimentación provistos por el casino del Ministerio de Relaciones Exteriores, conforme a la necesidad de mantener la continuidad del trabajo con las misiones diplomáticas y consulares en el exterior por razones de seguridad del Estado

05 Con cargo a estos recursos se podrá efectuar todos los gastos de operación que sean necesarios para la ejecución del programa, incluidos convenios con personas naturales que guarden directa relación con los objetivos de la asignación.

Trimestralmente, dentro de los 30 días siguientes al término del trimestre respectivo, el Ministerio de Relaciones Exteriores informará a la Comisión Especial Mixta de Presupuestos sobre las actividades que se desarrollarán con cargo a cada uno de los programas de este ítem, individualizando las transferencias efectuadas con dicho fin.

06 Estos recursos se asignarán a proyectos de Embajadas y Consulados y a proyectos relacionados con la difusión de los acuerdos comerciales con la Unión Europea, la difusión en América del Norte y Central de las oportunidades comerciales y de inversión en Chile y la acción internacional de Chile en el Pacífico Insular, mediante resolución del jefe del Servicio, la que incluirá a lo menos las actividades a desarrollar, los costos relacionados por concepto de gasto y los beneficios esperados.

De este monto se destinarán $ 1.053.585 miles o su equivalente en dólares, para financiar el Programa de Política Cultural que se convenga con el Consejo Nacional de la Cultura y las Artes. El Ministerio de Relaciones Exteriores informará semestralmente a la Comisión Especial Mixta de Presupuestos los proyectos de actividades específicas aprobados y en proceso de ejecución. También serán informados los proyectos de carácter cultural del concurso anual de proyectos para artistas o creadores o misiones diplomáticas y consulares del Ministerio. Excepcionalmente, mediante resolución fundada podrán adjudicarse proyectos de carácter cultural mediante asignaciones directas.

Asimismo, informará semestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los 30 días siguientes al término del respectivo semestre, sobre todas las actividades y eventos que realicen las misiones internacionales y las unidades de la Cancillería de Chile en las cuales hayan recibido aportes del sector privado, indicando forma de los aportes y montos.

07 Incluye $ 300.000 miles para la realización de la Reunión de ONU Mujeres y $ 300.000 miles para la realización de la Conferencia "Our Ocean", que se efectuarán en Chile durante el año 2015, pudiendo celebrarse para tales efectos transferencias a organismos del sector privado.

08 La Secretaría deberá informar trimestralmente, dentro de los 30 días siguientes al término del respectivo trimestre, a la Comisión Especial Mixta de Presupuestos el monto de los recursos transferidos a cada organismo o entidad internacional.

09 Pudiendo pagarse cuotas de años anteriores. Con cargo a esta asignación se podrá pagar solamente hasta el monto de la contribución o cuotas que estén aprobadas en convenios internacionales vigentes.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE RELACIONES EXTERIORES

Dirección General de Relaciones Económicas Internacionales

Dirección General de Relaciones Económicas Internacionales (01)

PARTIDA	:	06
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**11.679.477**	**9.747**
07			**INGRESOS DE OPERACIÓN**		**598.355**	
08			**OTROS INGRESOS CORRIENTES**		**115.965**	**106**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**115.965**	
	99		**Otros**			**106**
09			**APORTE FISCAL**		**10.965.157**	**9.641**
	01		**Libre**		**10.743.361**	**9.641**
	03		**Servicio de la Deuda Externa**		**221.796**	
			GASTOS		**11.679.477**	**9.747**
21			**GASTOS EN PERSONAL**	**02, 03**	**7.984.189**	**6.096**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**1.450.118**	**637**
24			**TRANSFERENCIAS CORRIENTES**		**1.823.740**	**2.480**
	03		**A Otras Entidades Públicas**	**05**	**1.823.740**	**2.480**
		552	Certificación de Origen	06	607.853	
		554	Negociaciones y Administración de Acuerdos		1.092.074	2.209
		557	Defensa Comercial	07	123.813	271
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**199.634**	**234**
	03		**Vehículos**		**16.233**	
	04		**Mobiliario y Otros**		**11.502**	
	05		**Máquinas y Equipos**		**20.276**	
	06		**Equipos Informáticos**		**132.849**	
	07		**Programas Informáticos**	**08**	**18.774**	**234**
33			**TRANSFERENCIAS DE CAPITAL**			**300**
	01		**Al Sector Privado**			**300**
		065	Fundación Chilena del Pacífico			300
34			**SERVICIO DE LA DEUDA**		**221.796**	
	02		**Amortización Deuda Externa**		**171.559**	
	04		**Intereses Deuda Externa**		**50.237**	

GLOSAS :

01 Dotación máxima de vehículos — 3

02 Incluye :

a) Dotación máxima de personal — 397
No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 46.454

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 3.596
– En el exterior en Miles de US$ — 260

d) Convenios con personas naturales
– Miles de $ — 63.526

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas 63
– Miles de $ 862.316

f) El personal a contrata local en el exterior deberá optar, en forma permanente, por un solo sistema previsional, sea el del país en que se desempeña como funcionario o el de Chile.
Mediante resolución del jefe de Servicio que se deberá dictar a más tardar el 30 de junio de 2015, con visación de la Dirección de Presupuestos, se establecerán las funciones, dotación máxima y gasto anual de este personal.

g) El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de Servicio, en la que deberá precisarse las referidas funciones. Con todo dicho personal no podrá exceder de 86 funcionarios

03 Los decretos de destinación que se dicten por aplicación de lo dispuesto en los artículos 7º inciso segundo, 11 y 17, del D.F.L. Nº 105 (RR.EE.), de 1979, no requerirán ser suscritos por el Ministro de Hacienda. Los cargos de planta de los funcionarios destinados al exterior podrán ser provistos por nombramientos en calidad de suplentes.

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 36.050

05 Con cargo a estos recursos se podrá efectuar todos los gastos que sean necesarios para la ejecución de los programas de este ítem, incluidos convenios con personas naturales. Los convenios y contratos a honorarios que se celebren con cargo a las asignaciones de este ítem durante el año 2015, se aprobarán por Resolución del Servicio.

06 Mediante resolución del Servicio se fijará el procedimiento para la certificación de origen. El personal a contrata o a honorarios asignado a esta tarea, tendrá la calidad de Agentes Públicos para estos objetivos.

07 Incluye recursos para la defensa de intereses económicos y comerciales, los que podrán ser transferidos a otros Organismos del Sector Público y no se incorporarán al presupuesto del organismo receptor.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE RELACIONES EXTERIORES

Dirección General de Relaciones Económicas Internacionales
Promoción de Exportaciones (01, 02)

PARTIDA	:	06
CAPÍTULO	:	02
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**20.482.141**	**32.998**
05			**TRANSFERENCIAS CORRIENTES**		**11.367.130**	
	02		**Del Gobierno Central**		**11.367.130**	
		001	Subsecretaría de Agricultura		11.346.520	
		005	Comité de Inversiones Extranjeras		20.610	
08			**OTROS INGRESOS CORRIENTES**		**160.624**	**826**
	99		**Otros**		**160.624**	**826**
09			**APORTE FISCAL**		**13.457.717**	**24.474**
	01		**Libre**		**13.457.717**	**24.474**
11			**VENTA DE ACTIVOS FINANCIEROS**		**–4.503.330**	**7.698**
	03		**Operaciones de Cambio**		**–4.503.330**	**7.698**
			GASTOS		**20.482.141**	**32.998**
21			**GASTOS EN PERSONAL**	**03**	**4.905.604**	**8.977**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**2.631.504**	**10.240**
24			**TRANSFERENCIAS CORRIENTES**		**12.779.247**	**13.624**
	01		**Al Sector Privado**		**12.779.247**	**13.624**
		003	Fundación Imagen de Chile	05	3.108.891	
		607	Proyectos y Actividades de Promoción	06	9.670.356	13.624
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**165.786**	**157**
	03		**Vehículos**		**77.250**	
	04		**Mobiliario y Otros**		**9.710**	**56**
	05		**Máquinas y Equipos**		**10.135**	**34**
	06		**Equipos Informáticos**		**59.384**	**62**
	07		**Programas Informáticos**	**07**	**9.307**	**5**

GLOSAS :

01 Dotación máxima de vehículos — 15

02 Incluye recursos para:

a) ProChile por $ 5.752.885 miles y US$ 12.694 miles.

b) Marcas Sectoriales por $ 1.637.570 miles y US$ 27 miles.

03 Incluye :

a) Dotación máxima de personal — 155

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N°18.834, respecto de los empleos a contrata incluidos en esta dotación.

Adicionalmente a la dotación máxima, se podrá contratar hasta 6 personas para desempeñar labores de agregados agrícolas.

b) Horas extraordinarias año

– Miles de $ — 13.988

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 152.305

– En el exterior en Miles de US$ — 482

d) Convenios con personas naturales

– Miles de $ — 1.438.330

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 30.900

05 Estos recursos serán transferidos conforme al convenio suscrito entre la Dirección General de Relaciones Económicas Internacionales y la Fundación Imagen de Chile, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso. Incluye hasta $ 944.364 miles para gastos en personal.
La Dirección General de Relaciones Económicas Internacionales deberá publicar en su página web el convenio y la Fundación Imagen de Chile deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

06 Los convenios que se celebren con cargo a esta asignación durante el año 2015, se aprobarán por Resolución del Servicio.
Incluye $ 3.139.605 miles y US$ 12.579 miles para la preparación de la participación de Chile en la Exposición Universal Milán 2015. Estos recursos serán transferidos mediante convenio a celebrar entre la Dirección General de Relaciones Económicas Internacionales y la Corporación Cultural Cámara Chilena de la Construcción, en el cual deberá estipularse a lo menos, los montos, plazos, objetivos y forma de rendir cuenta.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE RELACIONES EXTERIORES

Dirección de Fronteras y Límites del Estado

Dirección de Fronteras y Límites del Estado (01)

PARTIDA	:	06
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**9.537.803**
08			**OTROS INGRESOS CORRIENTES**		**17.705**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**17.705**
09			**APORTE FISCAL**		**9.520.098**
	01		**Libre**		**9.520.098**
			GASTOS		**9.537.803**
21			**GASTOS EN PERSONAL**	02	**1.922.352**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**431.325**
24			**TRANSFERENCIAS CORRIENTES**		**7.117.201**
	03		**A Otras Entidades Públicas**		**7.117.201**
		045	Programas Especiales de Fronteras y Límites	04	7.117.201
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**66.925**
	03		**Vehículos**		**20.600**
	04		**Mobiliario y Otros**		**2.228**
	06		**Equipos Informáticos**		**28.116**
	07		**Programas Informáticos**	05	**15.981**

GLOSAS :

01 Dotación máxima de vehículos 9

02 Incluye :

a) Dotación máxima de personal 61

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año

– Miles de $ 15.421

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 42.611

– En el exterior en Miles de $ 58.317

d) Convenios con personas naturales

– Miles de $ 4.285

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas 5

– Miles de $ 59.408

f) El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de un funcionario.

03 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ 15.440

b) $ 212.180 miles para gastos reservados, Ley Nº 19.863

04 Con cargo a estos recursos se podrán efectuar todos los gastos que sean necesarios para la ejecución del programa, incluidos convenios con personas naturales.

La Dirección de Fronteras y Límites del Estado deberá informar la distribución regional de los recursos a la Comisión Especial Mixta de Presupuestos, a más tardar el 30 de enero.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE RELACIONES EXTERIORES

Instituto Antártico Chileno

Instituto Antártico Chileno (01)

PARTIDA : 06
CAPÍTULO : 04
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**4.134.414**
08			**OTROS INGRESOS CORRIENTES**		**16.528**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**13.097**
	99		**Otros**		**3.431**
09			**APORTE FISCAL**		**4.117.886**
	01		**Libre**		**4.117.886**
			GASTOS		**4.134.414**
21			**GASTOS EN PERSONAL**	**02**	**1.267.268**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**262.204**
24			**TRANSFERENCIAS CORRIENTES**		**2.567.928**
	03		**A Otras Entidades Públicas**	**04**	**2.567.928**
		041	Consejo de Política Antártica	05	1.151.919
		044	Feria Antártica Escolar	06	90.886
		045	Desarrollo de la Ciencia Antártica Concursable	07	365.603
		046	Plataforma Logística para Apoyo de Actividades Antárticas	06	695.231
		047	Tésis Antárticas	07	38.150
		048	Asociatividad para el Apalancamiento de los Recursos Antárticos	08	137.499
		049	Aligamiento Científico Internacional	06, 08	88.640
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**37.014**
	04		**Mobiliario y Otros**		**8.100**
	06		**Equipos Informáticos**		**18.864**
	07		**Programas Informáticos**	**09**	**10.050**

GLOSAS :

01 Dotación máxima de vehículos 7

02 Incluye :

a) Dotación máxima de personal 44
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N°18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ 4.964

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 13.598
– En el exterior en Miles de $ 9.380

d) Convenios con personas naturales
– Miles de $ 40.039

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 2
– Miles de $ 14.899

f) El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de Servicio, en la que deberá precisarse las referidas funciones.
Con todo, dicho personal no podrá exceder de 5 funcionarios

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 5.695

04 Las personas que se contraten a honorarios, podrán tener la calidad de agentes públicos para todos los efectos legales.

05 Para los fines que disponga el Consejo de Política Antártica, en directa relación con la operación, mantención y desarrollo de actividades en la Antártica, incluidos los gastos de las expediciones científicas que se determinen. Con cargo a este programa se podrá efectuar todo tipo de gastos, incluso de personal a honorarios y viáticos asociados directamente a su objetivo, además de los gastos inherentes a la mantención y reparación de bases antárticas. El procedimiento para asignar estos recursos se establecerá mediante decreto supremo de RR.EE., el que deberá incluir los criterios de asignación, los proyectos y actividades a desarrollar y los procedimientos de control para el cumplimiento de los objetivos establecidos. Los criterios de asignación deberán considerar modalidades que garanticen su objetividad y transparencia.

06 Con cargo a estos recursos se podrá efectuar todo tipo de gastos necesarios para la ejecución del programa, incluidos convenios con personas naturales.

07 Se podrá efectuar traspasos a organismos del Sector Público y/o Privado, destinados a la investigación que se estipule mediante convenio. Dichos recursos no se incorporarán al presupuesto del organismo público receptor.

08 Con estos recursos se podrán establecer mecanismos de cofinanciamiento para proyectos de investigación en temas antárticos.

09 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE RELACIONES EXTERIORES

Agencia de Cooperación Internacional de Chile

Agencia de Cooperación Internacional de Chile (01)

PARTIDA	:	06
CAPÍTULO	:	05
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**6.509.095**
08			**OTROS INGRESOS CORRIENTES**		**28.998**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**16.572**
	99		**Otros**		**12.426**
09			**APORTE FISCAL**		**6.480.097**
	01		**Libre**		**6.480.097**
			GASTOS		**6.509.095**
21			**GASTOS EN PERSONAL**	**02**	**2.344.464**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**251.240**
24			**TRANSFERENCIAS CORRIENTES**		**3.839.746**
	01		**Al Sector Privado**		**3.839.746**
		548	Proyecto de Cooperación Técnica entre Países en Desarrollo	04, 05	3.839.746
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**73.645**
	06		**Equipos Informáticos**		**44.805**
	07		**Programas Informáticos**	**06**	**28.840**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 91

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año

– Miles de $ — 8.804

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 5.951

– En el exterior en Miles de $ — 45.212

d) Convenios con personas naturales

– Miles de $ — 8.883

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas — 4

– Miles de $ — 31.908

f) El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 8 funcionarios.

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ — 4.745

04 Se podrá efectuar todo tipo de gastos, directamente o mediante subcontratación con instituciones públicas o privadas, incluido el de personal relacionado con convenios de cooperación internacional, los que deberán aprobarse por resolución del Jefe del Servicio. La distribución de estos recursos se efectuará mediante igual procedimiento, con visación de la Dirección de Presupuestos.

05 Incluye:
  a) $ 1.290.980 miles para Programas de Becas de Postgrado y Diplomados en Chile.
  b) El equivalente a US$ 1.000 miles para el Fondo Conjunto de Cooperación Chile-México, según lo establecido por el Acuerdo de Asociación Estratégica entre la República de Chile y los Estados Unidos Mexicanos, promulgado por decreto Nº 376, del Ministerio de Relaciones Exteriores, de 2006.
  c) $ 575.412 miles que serán destinados para financiar actividades de cooperación con los países miembros de la Alianza del Pacífico, de acuerdo a lo acordado en la IV Cumbre del Pacífico realizada en Chile el año 2012.
  d) $ 273.659 miles para becas "Nelson Mandela", destinadas a profesionales de Sudáfrica, Mozambique y Angola.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 07

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Economía, Fomento y Turismo
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	1.069.020.249	134.987.790	934.032.459
05	Transferencias Corrientes	173.515.230	134.987.790	38.527.440
06	Rentas de la Propiedad	140.888.386	–	140.888.386
07	Ingresos de Operación	2.938.997	–	2.938.997
08	Otros Ingresos Corrientes	20.979.082	–	20.979.082
09	Aporte Fiscal	321.615.664	–	321.615.664
10	Venta de Activos No Financieros	2.251.407	–	2.251.407
11	Venta de Activos Financieros	338.399.355	–	338.399.355
12	Recuperación de Préstamos	68.432.018	–	68.432.018
15	Saldo Inicial de Caja	110	–	110
	GASTOS	1.069.020.249	134.987.790	934.032.459
21	Gastos en Personal	105.349.465	–	105.349.465
22	Bienes y Servicios de Consumo	36.723.209	–	36.723.209
23	Prestaciones de Seguridad Social	60	–	60
24	Transferencias Corrientes	512.902.435	134.987.790	377.914.645
25	Integros al Fisco	15.166.800	–	15.166.800
26	Otros Gastos Corrientes	20	–	20
29	Adquisición de Activos No Financieros	7.308.770	–	7.308.770
30	Adquisición de Activos Financieros	237.975.814	–	237.975.814
31	Iniciativas de Inversión	824.000	–	824.000
32	Préstamos	138.632.448	–	138.632.448
33	Transferencias de Capital	8.691.963	–	8.691.963
34	Servicio de la Deuda	5.445.255	–	5.445.255
35	Saldo Final de Caja	10	–	10

GLOSA :

01 Asociada al subtítulo 21 “Gastos en Personal”.
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de esta Partida.

Sub-Título	Clasificación Económica	Subsecretaría de Economía y Empresas de Menor Tamaño	Servicio Nacional del Consumidor	Subsecretaría de Pesca y Acuicultura
	INGRESOS	178.564.170	9.877.290	38.540.019
05	Transferencias Corrientes	15.439.654	211.150	–
06	Rentas de la Propiedad	–	–	–
07	Ingresos de Operación	566.728	–	–
08	Otros Ingresos Corrientes	109.486	109.196	9.823.110
09	Aporte Fiscal	162.448.272	9.556.944	28.716.899
10	Venta de Activos No Financieros	–	–	–
11	Venta de Activos Financieros	–	–	–
12	Recuperación de Préstamos	–	–	–
15	Saldo Inicial de Caja	30	–	10
	GASTOS	178.564.170	9.877.290	38.540.019
21	Gastos en Personal	8.232.342	5.842.552	5.002.196
22	Bienes y Servicios de Consumo	4.055.576	2.729.325	2.503.255
23	Prestaciones de Seguridad Social	10	10	–
24	Transferencias Corrientes	160.070.324	1.152.579	30.651.988
25	Integros al Fisco	–	–	–
26	Otros Gastos Corrientes	–	–	–
29	Adquisición de Activos No Financieros	760.693	152.824	382.580
30	Adquisición de Activos Financieros	–	–	–
31	Iniciativas de Inversión	–	–	–
32	Préstamos	–	–	–
33	Transferencias de Capital	–	–	–
34	Servicio de la Deuda	5.445.225	–	–
35	Saldo Final de Caja	–	–	–

PUESTOS AÑO 2015
Economía, Fomento y Turismo
de $

Servicio Nacional de Pesca y Acuicultura	Corporación de Fomento de la Producción	Instituto Nacional de Estadísticas	Fiscalía Nacional Económica	Servicio Nacional de Turismo	Servicio de Cooperación Técnica
29.134.915	650.256.148	34.696.462	7.070.663	24.724.088	42.434.912
387.161	91.255.378	2.344.068	–	1.030.000	31.786.982
–	140.882.775	5.611	–	–	–
2.163.000	–	185.400	–	–	–
360.591	7.012.112	360.500	32.524	158.263	65.513
26.178.014	3.574.100	31.707.003	5.627.151	23.535.815	10.582.407
46.149	793.100	1.170	1.410.988	–	–
–	338.399.355	–	–	–	–
–	68.339.318	92.700	–	–	–
–	10	10	–	10	10
29.134.915	650.256.148	34.696.462	7.070.663	24.724.088	42.434.912
17.237.548	20.958.445	16.816.983	4.085.098	7.030.462	7.630.310
6.049.574	9.894.297	1.401.178	1.310.336	2.176.470	2.164.864
10	10	10	–	–	10
51.500	221.358.458	15.758.766	–	15.271.441	31.941.342
–	13.755.792	10	1.410.988	–	–
–	20	–	–	–	–
660.864	3.300.310	719.515	264.241	245.715	698.376
–	237.975.814	–	–	–	–
–	824.000	–	–	–	–
–	138.632.448	–	–	–	–
5.135.419	3.556.544	–	–	–	
–	–	–	–	–	10
–	10	–	–	–	–

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Economía, Fomento y Turismo

Miles de $

Sub-Título	Clasificación Económica	Comité Innova Chile	Comité de Inversiones Extranjeras	Instituto Nacional de Propiedad Industrial	Subsecretaría de Turismo	Superintendencia de Insolvencia y Reemprendimiento
	INGRESOS	33.890.128	3.088.494	6.174.780	6.262.461	4.305.719
05	Transferencias Corrientes	31.060.837	–	–	–	–
06	Rentas de la Propiedad	–	–	–	–	–
07	Ingresos de Operación	–	–	23.869	–	–
08	Otros Ingresos Corrientes	2.829.291	10.263	93.317	–	14.916
09	Aporte Fiscal	–	3.078.221	6.057.584	6.262.461	4.290.793
10	Venta de Activos No Financieros	–	–	–	–	–
11	Venta de Activos Financieros	–	–	–	–	–
12	Recuperación de Préstamos	–	–	–	–	–
15	Saldo Inicial de Caja	–	10	10	–	10
	GASTOS	33.890.128	3.088.494	6.174.780	6.262.461	4.305.719
21	Gastos en Personal	1.945.756	1.470.212	4.962.708	779.605	3.355.248
22	Bienes y Servicios de Consumo	844.881	1.590.654	1.111.688	171.749	719.362
23	Prestaciones de Seguridad Social	–	–	–	–	–
24	Transferencias Corrientes	31.099.491	20.620	–	5.311.107	214.819
25	Integros al Fisco	–	–	–	–	10
26	Otros Gastos Corrientes	–	–	–	–	–
29	Adquisición de Activos No Financieros	–	6.998	100.384	–	16.270
30	Adquisición de Activos Financieros	–	–	–	–	–
31	Iniciativas de Inversión	–	–	–	–	–
32	Préstamos	–	–	–	–	–
33	Transferencias de Capital	–	–	–	–	–
34	Servicio de la Deuda	–	10	–	–	10
35	Saldo Final de Caja	–	–	–	–	–

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Economía y Empresas de Menor Tamaño

Subsecretaría de Economía y Empresas de Menor Tamaño (01)

PARTIDA : 07
CAPÍTULO : 01
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**37.948.229**
05			**TRANSFERENCIAS CORRIENTES**		**15.439.654**
	02		**Del Gobierno Central**		**15.439.654**
		001	Subsecretaría de Pesca y Acuicultura (Programa 01)		15.439.654
07			**INGRESOS DE OPERACIÓN**		**566.728**
08			**OTROS INGRESOS CORRIENTES**		**109.486**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**92.884**
	02		**Multas y Sanciones Pecuniarias**		**4.017**
	99		**Otros**		**12.585**
09			**APORTE FISCAL**		**21.832.351**
	01		**Libre**		**16.387.146**
	02		**Servicio de la Deuda Interna**		**659.088**
	03		**Servicio de la Deuda Externa**		**4.786.117**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**37.948.229**
21			**GASTOS EN PERSONAL**	**02**	**6.897.843**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.563.257**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	01		**Prestaciones Previsionales**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**22.281.221**
	01		**Al Sector Privado**		**15.807.928**
		008	Instituto Nacional de Normalización		318.274
		009	Instituto de Fomento Pesquero	04	15.439.654
		010	Programa Asociatividad y Economía Social		50.000
	02		**Al Gobierno Central**		**439.810**
		004	Instituto Nacional de Estadísticas		439.810
	03		**A Otras Entidades Públicas**		**5.730.821**
		472	Tribunal Arbitral de Propiedad Industrial	05	390.141
		474	CEDIZ/BPU	06	801.326
		477	Comisión Nacional de la Productividad	07	1.038.240
		478	Secretaría del Fondo de Inversión Estratégica	08	508.346
		479	Agenda Digital	09	561.968
		480	Escritorio Empresas y Personas	10	2.430.800
	07		**A Organismos Internacionales**		**302.662**
		003	OCDE		302.662
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**760.693**
	03		**Vehículos**		**31.920**
	04		**Mobiliario y Otros**		**3.183**
	05		**Máquinas y Equipos**		**41.200**
	06		**Equipos Informáticos**		**197.976**
	07		**Programas Informáticos**	**11**	**486.414**
34			**SERVICIO DE LA DEUDA**		**5.445.205**
	01		**Amortización Deuda Interna**		**367.848**
	02		**Amortización Deuda Externa**		**3.839.279**
	03		**Intereses Deuda Interna**		**291.240**
	04		**Intereses Deuda Externa**		**946.838**

GLOSAS :

01 Dotación máxima de vehículos 18

02 Incluye :

a) Dotación máxima de personal 229

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 18 funcionarios

b) Horas extraordinarias año

– Miles de $ 46.695

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 55.241

– En el exterior en Miles de $ 23.500

d) Convenios con personas naturales

– Miles de $ 2.543.426

Incluye $ 47.519 miles para la contratación de evaluadores expertos en proyectos de la cartera de investigación básica IFOP

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas 30

– Miles de $ 387.264

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ 32.533

04 Con cargo a estos recursos la Subsecretaría de Economía y Empresas de Menor Tamaño podrá suscribir convenios hasta por $ 15.549.269 miles asociados a estudios del programa de investigación pesquera y de acuicultura, según defina la Subsecretaría de Pesca y Acuicultura, en los términos señalados en la glosa 09 de su presupuesto, pudiendo comprometer para el ejercicio siguiente un máximo de $ 4.974.211 miles.

Para la aplicación de estos recursos se deberá firmar uno o más convenios entre el organismo receptor y la Subsecretaría de Economía y Empresas de Menor Tamaño, que incluyan, entre otros, un programa de trabajo que defina específicamente cada uno de los conceptos a los que serán aplicados los recursos traspasados, y un programa de caja con cargo al cual se podrán transferir dichos recursos. Los convenios podrán considerar gastos directos de administración, que sean imprescindibles para la ejecución de la citada cartera de estudios. Los convenios podrán ser suscritos a contar de la fecha de publicación de esta Ley.

Se podrá anticipar y transferir a IFOP, hasta un 35% de los recursos comprometidos en cada convenio, durante su tramitación. Los estudios y proyectos que sean subcontratados por el IFOP deberán asignarse por licitación pública, dejando constancia en las bases que no podrán participar los proponentes que tengan directa o indirectamente interés en tales estudios o sus conclusiones.

05 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluidos el pago de honorarios a los Jueces del Tribunal Arbitral hasta por $ 273.304 miles, y en bienes y servicios de consumo por hasta $ 116.837 miles.

06 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluyendo gastos en personal por hasta $ 158.110 miles, y en bienes y servicios de consumo por hasta $ 435.933 miles.

Se podrán transferir hasta $ 20.600 miles a instituciones del sector público, recursos que no ingresarán a sus presupuestos.

07 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluyendo gastos en personal hasta por $ 470.916 miles, y bienes y servicios de consumo por hasta $ 567.324 miles.

Mediante Decreto Supremo del Ministerio de Economía, Fomento y Turismo, dictado a más tardar el 1 de enero de 2015, se establecerán, entre otros, los objetivos, funciones, conformación, procedimientos de operación, y cualquier otra definición necesaria para su correcto funcionamiento. Por igual mecanismo podrá modificarse de ser necesario. Adicionalmente, el Ministerio de Economía, Fomento y Turismo deberá enviar trimestralmente a la Comisión Especial Mixta de Presupuestos, un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

08 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluyendo gastos en personal hasta por $ 329.600 miles, y bienes y servicios de consumo por hasta $ 178.746 miles.
Antes del 31 de enero de 2015, el Ministerio de Economía, Fomento y Turismo, remitirá a la Comisión Especial Mixta de Presupuestos las metas, objetivos y el mecanismo de evaluación de este programa. Adicionalmente, el Ministerio de Economía, Fomento y Turismo deberá enviar trimestralmente a dicha Comisión, un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

09 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluyendo gastos en personal hasta por $ 222.068 miles, y bienes y servicios de consumo por hasta $ 133.900 miles.
Se podrán transferir hasta $ 206.000 miles a instituciones del sector público, los que no ingresarán a sus presupuestos cuando se trate de Instituciones incluidas en esta Ley.
Antes del 31 de enero de 2015, el Ministerio de Economía, Fomento y Turismo, remitirá a la Comisión Especial Mixta de Presupuestos las metas, objetivos y el mecanismo de evaluación de este programa. Adicionalmente, el Ministerio de Economía, Fomento y Turismo deberá enviar trimestralmente a dicha Comisión, un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

10 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluyendo gastos en personal hasta por $ 66.000 miles. Se podrán efectuar transferencias a organismos e instituciones del sector público, las que no ingresarán a sus presupuestos cuando se trate de instituciones incluidas en esta Ley.

11 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Economía y Empresas de Menor Tamaño

Programa Fondo de Innovación para la Competitividad (01)

PARTIDA	:	07
CAPÍTULO	:	01
PROGRAMA	:	07

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**121.844.625**
09			**APORTE FISCAL**		**121.844.615**
	01		**Libre**		**121.844.615**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**121.844.625**
21			**GASTOS EN PERSONAL**		**495.991**
22			**BIENES Y SERVICIOS DE CONSUMO**		**560.578**
24			**TRANSFERENCIAS CORRIENTES**		**120.788.046**
	01		**Al Sector Privado**		**965.419**
		003	Instituto Nacional de Normalización		965.419
	02		**Al Gobierno Central**	**02**	**119.822.627**
		021	Innovación de Interés Público - Comité Innova Chile		81.648
		023	Innovación Empresarial - Comité Innova Chile		18.402.666
		024	Innovación Empresarial - CORFO	03	22.766.852
		025	Sensibilización del país sobre Innovación - CONICYT		759.110
		026	Fomento de la Ciencia y la Tecnología - Comité Innova Chile		2.172.270
		027	Fomento de la Ciencia y la Tecnología - CONICYT		34.457.620
		028	Fomento de la Ciencia y la Tecnología - Subsecretaría de Agricultura Progr. 02		2.419.534
		031	Formación de Capital Humano - CONICYT		5.894.690
		043	Encuesta de Innovación-Instituto Nacional de Estadísticas		396.550
		045	Programa Iniciativas Científicas Millenium-Prog.11 Subsecretaría de Economía	04	1.631.520
		047	Fondo Impulso I+D - CONICYT		1.112.400
		049	Innovación de Interés Público - CORFO	05	9.133.440
		050	Fomento de la Ciencia y la Tecnología - CORFO		11.839.327
		051	Programas Tecnológicos - CORFO		8.755.000
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Antes del 31 de marzo de 2015, el Ministerio de Economía, Fomento y Turismo deberá informar a la Comisión Especial Mixta de Presupuestos su política en materia de innovación, especificando metas, objetivos y mecanismos de evaluación. Adicionalmente, enviará semestralmente a dicha Comisión, dentro de los treinta días siguientes al término del semestre respectivo, un informe detallado sobre el grado de cumplimiento y estado de ejecución de la misma.

02 Los recursos incluidos en este ítem serán transferidos a través de convenios de desempeño a celebrar con la Subsecretaría de Economía, en los que se determinarán los programas y/o instrumentos a ser ejecutados por cada institución en el ámbito de la innovación, el emprendimiento, la ciencia y la tecnología, y se fijarán sus objetivos, metas y montos, así como los indicadores de desempeño y criterios de evaluación del cumplimiento de dichos programas. En todo caso, dichos convenios no podrán financiar fortalecimientos o rediseños institucionales.

Asimismo, deberá incluirse detalladamente el nivel de arrastres financieros que para los años siguientes se generen. Para estos efectos, se entenderá como arrastres aquellas obligaciones de financiamiento ineludibles para el Fondo de Innovación para la Competitividad, que se producen inmediatamente aprobados los convenios respectivos, y con efecto más allá del período presupuestario vigente.

En dichos convenios se podrá establecer un monto de recursos para gastos de operación, promoción y difusión, incluyendo la contratación de personas naturales, el cual no podrá superar el 5% del valor de la transferencia. Sin perjuicio de lo anterior, no podrá financiarse con estos recursos, gastos permanentes de las instituciones suscriptoras de los convenios y/o cualquier otro gasto que no esté directamente asociado a la ejecución específica de las acciones contenidas en los mismos. Tratándose del Comité Innova Chile, el Programa Iniciativas Científicas Millenium y CORFO, el o los convenios que se suscriban no podrán considerar tales gastos.

Los convenios podrán ser suscritos a contar de la fecha de publicación de esta Ley.

Considera recursos para el pago de cuotas de iniciativas aprobadas en años anteriores.

El personal contratado con cargo a este Programa no afectará la dotación máxima de personal autorizada para cada institución.

Copia de los convenios señalados anteriormente, deberán remitirse a la Dirección de Presupuestos paralelamente con su ingreso a trámite para la toma de razón en la Contraloría General de la República.

03 Incluye hasta $ 515.000 miles destinados a gastos en bienes y servicios de consumo.

04 Para los efectos del convenio de traspaso será el Ministro de Economía, Fomento y Turismo quien suscriba el documento señalado, en representación del programa Fondo de Innovación para la Competitividad.

05 Incluye recursos para el Comité de Innovación Pública, de los cuales hasta $ 574.283 miles podrán destinarse a gastos en personal, y hasta $ 409.367 miles a bienes y servicios de consumo.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Economía y Empresas de Menor Tamaño

Secretaría Ejecutiva Consejo Nacional de Innovación

PARTIDA : 07
CAPÍTULO : 01
PROGRAMA : 08

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		1.303.466
09		APORTE FISCAL		1.303.466
	01	Libre		1.303.466
		GASTOS		1.303.466
21		GASTOS EN PERSONAL		502.486
22		BIENES Y SERVICIOS DE CONSUMO		800.980

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Economía y Empresas de Menor Tamaño
Programa Iniciativa Científica Millenium (01)

PARTIDA	:	07
CAPÍTULO	:	01
PROGRAMA	:	11

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**10.017.790**
05			**TRANSFERENCIAS CORRIENTES**		**4.202.400**
	02		**Del Gobierno Central**		**4.202.400**
		002	Fondo de Innovación para la Competitividad		1.631.520
		100	Estrategia Nacional de Innovación-Subsecretaría de Economía (Prog.12)		2.570.880
09			**APORTE FISCAL**		**5.815.380**
	01		**Libre**		**5.815.380**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**10.017.790**
21			**GASTOS EN PERSONAL**		**336.022**
22			**BIENES Y SERVICIOS DE CONSUMO**		**130.761**
24			**TRANSFERENCIAS CORRIENTES**		**9.550.997**
	01		**Al Sector Privado**		**9.550.997**
		322	Programa Iniciativas Científicas Millenium	02	9.550.997
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Para todos los efectos legales, la Subsecretaría de Economía y Empresas de Menor Tamaño se entenderá sucesora de la Subsecretaría de Planificación, en los contratos, licitaciones, convenios de colaboración y otros actos administrativos en actual ejecución relativos al Programa.

02 Los recursos correspondientes al Programa Iniciativa Científica Millenium serán asignados a proyectos de Institutos Científicos Millenium y Núcleos Científicos Millenium seleccionados mediante concursos públicos, y en los convenios respectivos deberá dejarse expresa constancia que el financiamiento de las anualidades siguientes a las del inicio del proyecto, quedará subordinado a la aprobación de los recursos correspondientes en la Ley de Presupuestos, sin derecho a indemnización alguna, en el evento de que ello no ocurriere, como condición previa para el traspaso de estos recursos.
Copia de dichos convenios deberá remitirse a la Dirección de Presupuestos en el mes de su suscripción.
Además, incluye hasta $ 529.661 miles para financiar actividades de Proyección al Medio Externo y de Redes Formales de Colaboración. Estas actividades tendrán como propósito proyectar los avances científicos de los Institutos y Núcleos Científicos al medio externo, particularmente al sector educacional, la industria, los servicios y la sociedad, como también, la formación de redes que forman vínculos y conexiones para los investigadores de un Instituto y Núcleo con otros Centros nacionales o internacionales de investigación, con proyección en el tiempo y con resultados medibles en productos verificables.
Estas actividades se traducirán en proyectos concursables entre los Institutos y Núcleos que serán financiados por el Programa dentro del año presupuestario, pudiendo comprometer para el año siguiente el saldo no pagado.
El financiamiento de los proyectos que se adjudiquen en cada concurso será incompatible con la recepción de otros fondos públicos para llevar a cabo las mismas actividades definidas en el proyecto, salvo que tales fondos conduzcan a complementar y ampliar las

actividades definidas en el mismo, y así sea autorizado por la Subsecretaría de Economía y Empresas de Menor Tamaño.
Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Economía, Fomento y Turismo deberá informar sobre la totalidad de los convenios celebrados y los objetivos de los mismos, así como de los recursos transferidos en cada uno de ellos con cargo a este programa.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Economía y Empresas de Menor Tamaño

Estrategia Nacional de Innovación

PARTIDA	:	07
CAPÍTULO	:	01
PROGRAMA	:	12

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**11.652.460**
09			**APORTE FISCAL**		**11.652.460**
	01		**Libre**		**11.652.460**
			GASTOS		**11.652.460**
24			**TRANSFERENCIAS CORRIENTES**		**11.652.460**
	02		**Al Gobierno Central**	**01**	**11.652.460**
		001	Consorcios Tecnológicos - Comité Innova Chile		5.265.360
		003	Centros de I+D Corporativos - CORFO		3.605.000
		005	Programa Iniciativas Científicas Millenium	02	2.570.880
		101	Proyecto Banco Germoplasma-Subsecretaría de Agricultura Prog.02		211.220

GLOSAS :

01 Los recursos incluidos en este ítem serán transferidos a través de convenios de desempeño a celebrar con la Subsecretaría de Economía y Empresas de Menor Tamaño, en los que se determinarán los programas y/o instrumentos a ser ejecutados por cada institución, y se fijarán sus objetivos, metas y montos, así como los indicadores de desempeño y criterios de evaluación del cumplimiento de dichos programas.
En dichos convenios deberá dejarse expresa constancia que el financiamiento de las anualidades siguientes a las del inicio del proyecto, quedará subordinado a la aprobación de los recursos correspondientes en la Ley de Presupuestos de cada año.
Asimismo, deberá incluirse detalladamente el nivel de arrastres financieros que para los años siguientes se generen. Para estos efectos, se entenderá como arrastres, aquellas obligaciones de financiamiento, ineludibles para este Programa, que se producen inmediatamente aprobados los convenios respectivos, y con efecto más allá del período presupuestario vigente.
No podrá financiarse con estos recursos, gastos permanentes de las instituciones suscriptoras de los convenios y/o cualquier otro gasto que no esté directamente asociado a la ejecución específica de las acciones contenidas en los mismos. Los convenios podrán ser suscritos a partir de la fecha de publicación de esta Ley. Copia de los convenios señalados anteriormente, deberán remitirse a la Dirección de Presupuestos paralelamente con el ingreso a trámite para la toma de razón en la Contraloría General de la República.

02 Para los efectos del convenio de traspaso será el Ministro de Economía, Fomento y Turismo quien suscriba el documento señalado, en representación del programa Estrategia Nacional de Innovación.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO
Servicio Nacional del Consumidor
Servicio Nacional del Consumidor (01, 02)

PARTIDA	:	07
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**9.877.290**
05			**TRANSFERENCIAS CORRIENTES**		**211.150**
	02		**Del Gobierno Central**		**211.150**
		001	Junta de Aeronáutica Civil		15.450
		005	Subsecretaría de Telecomunicaciones		195.700
08			**OTROS INGRESOS CORRIENTES**		**109.196**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**72.100**
	99		**Otros**		**37.096**
09			**APORTE FISCAL**		**9.556.944**
	01		**Libre**		**9.556.944**
			GASTOS		**9.877.290**
21			**GASTOS EN PERSONAL**	**03**	**5.842.552**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**2.729.325**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**1.152.579**
	01		**Al Sector Privado**		**379.782**
		002	Fondo Concursable Aplicación Ley Nº 19.955	05	379.782
	03		**A Otras Entidades Públicas**		**772.797**
		002	Programa Educación Financiera	06	515.297
		600	Proyecto de Modernización del Estado-BID	08	257.500
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**152.824**
	07		**Programas Informáticos**	**07**	**152.824**

GLOSAS :

01 Dotación máxima de vehículos — 16

02 Antes del 31 de marzo de cada año, el Servicio Nacional del Consumidor remitirá a la Comisión Especial Mixta de Presupuestos, un informe detallado sobre el número de convenios que ha suscrito, que mantiene vigentes, o a los que se ha puesto término con los diversos municipios del país para el funcionamiento de las Oficinas Comunales de Información al Consumidor, indicando el número de atenciones prestadas y las acciones realizadas en cada una de ellas durante el periodo informado.

03 Incluye :

a) Dotación máxima de personal — 296
El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de servicio, en la que deberá precisarse las referidas funciones.
Con todo, dicho personal no podrá exceder de 40 funcionarios

b) Horas extraordinarias año
– Miles de $ — 39.747

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 39.043
– En el exterior en Miles de $ — 5.628

d) Convenios con personas naturales
– Miles de $ — 320.648

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 7
   – Miles de $ 17.034

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 36.640

05 Trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, el Servicio Nacional del Consumidor deberá informar a la Comisión Especial Mixta de Presupuestos las transferencias efectuadas con cargo a los recursos de este fondo, individualizando el proyecto a financiar con sus objetivos y metas, las personas o entidades receptoras de los recursos y el monto asignado a cada una de ellas.

06 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluidos gastos en personal hasta por $ 105.926 miles, y en bienes y servicios de consumo hasta por $ 409.370 miles. Antes del 31 de enero de 2015, el Servicio Nacional del Consumidor, remitirá a la Comisión Especial Mixta de Presupuestos las metas, objetivos y el mecanismo de evaluación de este programa, así como un informe sobre la coordinación con los otros Programas que se realizan sobre esta materia en los distintos Ministerios. Adicionalmente, deberá enviar trimestralmente a dicha Comisión, un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

08 Antes del 31 de enero de 2015, el Servicio Nacional del Consumidor, remitirá a la Comisión Especial Mixta de Presupuestos las metas y objetivos de este programa. Adicionalmente, deberá enviar trimestralmente a dicha Comisión, un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Pesca y Acuicultura

Subsecretaría de Pesca y Acuicultura (01, 02)

PARTIDA	:	07
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**34.784.561**
08			**OTROS INGRESOS CORRIENTES**		**9.823.110**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**32.960**
	99		**Otros**		**9.790.150**
09			**APORTE FISCAL**		**24.961.441**
	01		**Libre**		**24.961.441**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**34.784.561**
21			**GASTOS EN PERSONAL**	**03**	**4.790.290**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04, 05**	**2.402.598**
24			**TRANSFERENCIAS CORRIENTES**		**27.211.321**
	01		**Al Sector Privado**		**1.181.278**
		079	Apoyo a Actividades Pesca Artesanal	06	16.103
		085	Apoyo Operacional Plataforma Científica	07	1.165.175
	02		**Al Gobierno Central**		**20.096.712**
		011	Fondo de Administración Pesquero	08	4.657.058
		012	Subsecretaría de Economía y Empresas de Menor Tamaño	09	15.439.654
	03		**A Otras Entidades Públicas**		**5.933.331**
		054	Fondo de Investigación Pesquera	10	5.843.991
		501	Comités Científicos Técnicos	11	89.340
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**380.352**
	06		**Equipos Informáticos**		**182.310**
	07		**Programas Informáticos**	**12**	**198.042**

GLOSAS :

01 Dotación máxima de vehículos — 12

02 La Subsecretaría informará semestralmente a la Comisión Especial Mixta de Presupuestos acerca de los fondos destinados a Investigación, especificando los del IFOP, así como sobre el estado de las principales pesquerías del país.

03 Incluye :

a) Dotación máxima de personal — 176

b) Horas extraordinarias año
– Miles de $ — 23.159

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 82.565
– En el exterior en Miles de $ — 45.392

d) Convenios con personas naturales
– Miles de $ — 744.889

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 8
– Miles de $ — 103.861

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 24.047

05 Incluye $ 1.430.384 miles para estudios asociados a medidas de administración del sector, establecidos específicamente en la normativa vigente, pudiendo financiarse cuotas de iniciativas aprobadas en años anteriores.
Durante el año 2015 se podrá licitar y adjudicar hasta $1.895.727 miles para nuevos estudios, pudiendo comprometer para el ejercicio siguiente hasta $ 568.718 miles.
Los estudios y proyectos que se realicen con cargo a este ítem deberán asignarse de acuerdo a la normativa vigente en la materia.

06 Para gastos originados por situaciones definidas mediante resolución fundada del Subsecretario de Pesca y Acuicultura siempre que guarden directa relación con el apoyo a la Pesca Artesanal. Trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, la Subsecretaría de Pesca y Acuicultura deberá informar sobre los gastos financiados con cargo a esta asignación, especificando a la persona o entidad beneficiada, la actividad a financiar y el monto asignado, desagregándolos por región y comuna.

07 Para la ejecución de esta transferencia se deberá firmar un convenio entre el organismo receptor y la Subsecretaría de Pesca y Acuicultura, que incluya un programa de trabajo que defina específicamente cada uno de los conceptos a los que serán aplicados los recursos traspasados. Dicho convenio establecerá, entre otros, los usos y destino de los recursos, cobertura, periodicidad y los requisitos que deberán cumplir las rendiciones de cuentas que el organismo efectúe. Se podrá anticipar y transferir a IFOP, hasta un 35% de los recursos disponibles para ser comprometidos en cada convenio, durante su tramitación. Los convenios podrán ser suscritos a contar de la fecha de publicación de esta Ley. Anualmente, la Subsecretaría de Pesca y Acuicultura presentará un informe a la Comisión Especial Mixta de Presupuestos, que contenga el monto de los recursos entregados en virtud de los convenios celebrados, la utilización de los mismos y los objetivos alcanzados.

08 Financia exclusivamente las acciones definidas en el inciso primero del artículo N° 173 de la Ley N° 18.892.

09 Financia exclusivamente el programa de investigación básica o permanente para la regulación pesquera y acuícola según señala el artículo 92° de la Ley de Pesca y Acuicultura.

10 Con cargo a este Fondo se podrá licitar públicamente, y adjudicar, hasta $ 4.381.391 miles para nuevos estudios y proyectos, pudiendo comprometer para el siguiente año presupuestario hasta un máximo de $ 1.971.626 miles. En las bases de licitación se dejará constancia que no podrán participar los proponentes que tengan directa o indirectamente interés en tales estudios o conclusiones. Podrá destinarse hasta $ 304.662 miles para gastos de administración, incluidos gastos en personal y bienes y servicios de consumo.

11 Con cargo a esta asignación se imputarán los gastos para dietas de integrantes de los Comités Científicos Técnicos; para viáticos y pasajes para asistir a las sesiones del Comité cuando estas últimas se realicen en una localidad distinta de su residencia, y para los gastos de administración imprescindibles para su buen funcionamiento.

12 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Pesca y Acuicultura

Fondo de Administración Pesquero

PARTIDA	:	07
CAPÍTULO	:	03
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**8.412.516**
05			**TRANSFERENCIAS CORRIENTES**		**4.657.058**
	02		**Del Gobierno Central**		**4.657.058**
		001	Subsecretaría de Pesca- Programa 01		4.657.058
09			**APORTE FISCAL**		**3.755.458**
	01		**Libre**		**3.755.458**
			GASTOS		**8.412.516**
21			**GASTOS EN PERSONAL**	**01**	**211.906**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**100.657**
24			**TRANSFERENCIAS CORRIENTES**		**8.097.725**
	03		**A Otras Entidades Públicas**		**8.097.725**
		002	Cumplimiento Art. 173 Ley Nº 18.892	03	8.097.725
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.228**
	07		**Programas Informáticos**	**04**	**2.228**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 4

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 2 funcionarios.

b) Horas extraordinarias año
– Miles de $ — 3.556

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 6.498

d) Convenios con personas naturales
– Miles de $ — 102.848

02 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 1.847

03 Con cargo a estos recursos, y sin perjuicio de la ejecución de programas y proyectos por medio de transferencias a organismos e instituciones del sector público, previa suscripción de convenios, se podrán desarrollar directamente licitaciones, suscribir contratos y efectuar transferencias directas a particulares beneficiarios, todo ello, según programas y proyectos que el Consejo acuerde desarrollar en el marco de los objetivos previstos por el artículo 173 de la Ley Nº 18.892 para el Fondo de Administración Pesquero.

Las transferencias de recursos a organismos e instituciones del sector público, incluidas en esta Ley de Presupuestos, no se incorporarán a sus presupuestos.

Trimestralmente la Dirección Ejecutiva del FAP remitirá a la Dirección de Presupuestos, un informe detallado del gasto ejecutado con apertura regional, y por componentes financiados, así como una consolidación para el conjunto de los convenios que se hayan suscrito.

Asimismo, se publicará dicho informe, al término de cada trimestre en la página web de la Institución.
En caso que existan recursos transferidos como apoyo social a la crisis pesquera, sean estos como capacitación, becas de estudio o cualquiera otra, se deberá informar en la página web del servicio sobre los montos y destinatarios de estos recursos, además de acreditar mediante documentos escritos los servicios involucrados.

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Servicio Nacional de Pesca y Acuicultura

Servicio Nacional de Pesca y Acuicultura (01, 02)

PARTIDA	: 07
CAPÍTULO	: 04
PROGRAMA	: 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**29.134.915**
05			**TRANSFERENCIAS CORRIENTES**		**387.161**
	02		**Del Gobierno Central**		**387.161**
		001	Del Programa 03 del Tesoro Público		387.161
07			**INGRESOS DE OPERACIÓN**		**2.163.000**
08			**OTROS INGRESOS CORRIENTES**		**360.591**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**175.191**
	99		**Otros**		**185.400**
09			**APORTE FISCAL**		**26.178.014**
	01		**Libre**		**26.178.014**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**46.149**
	03		**Vehículos**		**46.149**
			GASTOS		**29.134.915**
21			**GASTOS EN PERSONAL**	**03**	**17.237.548**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04, 05**	**6.049.574**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	01		**Prestaciones Previsionales**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**51.500**
	03		**A Otras Entidades Públicas**		**51.500**
		600	Proyecto de Modernización del Estado-BID		51.500
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**660.864**
	03		**Vehículos**		**172.371**
	04		**Mobiliario y Otros**		**36.256**
	06		**Equipos Informáticos**		**44.702**
	07		**Programas Informáticos**	**06**	**407.535**
33			**TRANSFERENCIAS DE CAPITAL**		**5.135.419**
	01		**Al Sector Privado**		**5.135.419**
		008	Fondo de Fomento de la Pesca Artesanal	07	5.135.419

GLOSAS :

01 Dotación máxima de vehículos — 79

02 Semestralmente, el Servicio Nacional de Pesca y Acuicultura informará a la Comisión Especial Mixta de Presupuestos acerca de las acciones desarrolladas o en desarrollo para prevenir los daños provocados a los ríos de Chile por la plaga del alga Didysmosphenia geminata (Didymo), así como de las acciones ejecutadas en coordinación con países vecinos para las cuencas compartidas.

03 Incluye :

a) Dotación máxima de personal — 966

b) Horas extraordinarias año
   – Miles de $ — 302.018

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ — 563.688
   – En el exterior en Miles de $ — 24.679

d) Convenios con personas naturales
   – Miles de $ — 952.459

Incluye recursos para contratar personal de apoyo operativo, técnico y/o profesional para: fiscalización y control de la actividad pesquera, certificación de desembarques, conducción de vehículos fiscales, firma de certificados de exportación e inspección sanitaria de empresas y centros de acuicultura. Dicho personal estará facultado para denunciar las infracciones a la normativa pesquera, que sorprendan en el ejercicio de tales funciones, con carácter de ministro de fe, y podrá tener calidad de agentes públicos para los efectos de lo dispuesto en el D.L Nº 799, de 1974.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 14
– Miles de $ 34.066

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 35.395

05 Incluye $ 1.474.780 miles para la elaboración de Informes Ambientales (INFAS) de los centros de cultivo de Acuicultura, según lo determina el artículo 122 bis de la Ley General de Pesca y Acuicultura, y sus modificaciones.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

07 Considera el pago de concursos efectuados el año 2015 y anteriores.
Durante el año 2015 se podrá comprometer y adjudicar hasta $ 4.775.940 miles en nuevos concursos, pudiendo comprometer para el ejercicio siguiente solo el saldo no pagado en el año.
Los proyectos que se realicen con cargo a este ítem deberán asignarse de acuerdo a la normativa vigente en esta materia.
Podrá destinarse hasta $ 359.479 miles para gastos de administración, incluidos gastos en personal y bienes y servicios de consumo.
Se informará trimestralmente, y en forma regionalizada, según corresponda, de la operación de este Fondo en la página web del Servicio.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Corporación de Fomento de la Producción

Corporación de Fomento de la Producción (01, 02)

PARTIDA	:	07
CAPÍTULO	:	06
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**650.256.148**
05			**TRANSFERENCIAS CORRIENTES**		**91.255.378**
	02		**Del Gobierno Central**		**91.255.378**
		002	De la Subsecretaría de Agricultura (Fomento)		5.728.860
		005	De la Subsecretaría de Agricultura (Seguro Agrícola)		4.353.240
		008	Préstamo K.F.W.		22.234.871
		009	Fondo de Innovación para la Competitividad		52.494.619
		015	Subsecretaría de Energía - Programa 03		1.554.378
		017	Educación Superior		1.284.410
		021	Estrategia Nacional de Innovación		3.605.000
06			**RENTAS DE LA PROPIEDAD**		**140.882.775**
08			**OTROS INGRESOS CORRIENTES**		**7.012.112**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**121.723**
	99		**Otros**		**6.890.389**
09			**APORTE FISCAL**		**3.574.100**
	01		**Libre**		**3.574.100**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**793.100**
	99		**Otros Activos no Financieros**		**793.100**
11			**VENTA DE ACTIVOS FINANCIEROS**		**338.399.355**
	01		**Venta o Rescate de Títulos y Valores**		**338.399.355**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**68.339.318**
	04		**De Fomento**		**68.339.318**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**650.256.148**
21			**GASTOS EN PERSONAL**	**03**	**20.958.445**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**9.894.297**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	01		**Prestaciones Previsionales**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**221.358.458**
	01		**Al Sector Privado**		**126.552.160**
		003	Becas		1.557.706
		017	Programa Promoción de Inversiones	05, 06	862.110
		018	Programa Formación para la Competitividad	06	5.417.903
		021	Programa Territorial y de Redes	05, 06	6.227.425
		022	Convenios de Colaboración (Lota)		137.917
		090	Programas de Fomento	05, 06	10.324.512
		095	Fomento Productivo Agropecuario	07	5.728.860
		107	Programas Estratégicos de Desarrollo	05, 06, 08	5.802.112
		108	Subsidios Garantía Recíprocas	09	4.120
		110	Instituto Nacional de Normalización	10	358.985
		111	Instituto Fomento Pesquero	10	564.776
		115	Aporte CORFO a Corporaciones Regionales de Desarrollo Productivo	11	7.107
		117	Compensación Intereses Créditos	12	28.810.094
		118	Emprendimiento	06, 13	26.221.181
		121	Transferencia Tecnológica	06, 13	30.066.247
		122	Programa de Apoyo a la Competitividad	05, 06	4.461.105
	02		**Al Gobierno Central**	**14**	**35.660.213**
		001	SERCOTEC		31.786.982

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
24	02	009	Comité INNOVA CHILE		3.873.231
	03		**A Otras Entidades Públicas**		**57.179.197**
		068	Aplicación Fondo Cobertura de Riesgos	15	35.338.680
		069	Subvención Primas Comité Seguros del Agro	16	4.353.240
		070	Comité Producción Limpia		739.039
		392	Fondo Innovación Tecnológica BIO-BIO		1.751.000
		397	Comité Sistema Empresas (SEP)	17	1.678.838
		400	Centro Nacional para la Innovación y Fomento de las Energías Sustentables (CIFES)	18	2.211.518
		403	Comité Innovación Publica	19	2.822.200
		404	Comités Regionales de Innovación CORFO	05, 06, 13, 28	8.284.682
	04		**A Empresas Públicas no Financieras**		**1.957.000**
		001	Sociedad Agrícola y Servicios Isla de Pascua SpA.	20	1.957.000
	07		**A Organismos Internacionales**		**9.888**
		001	Organismos Internacionales		9.888
25			**INTEGROS AL FISCO**		**13.755.792**
	99		**Otros Integros al Fisco**		**13.755.792**
26			**OTROS GASTOS CORRIENTES**		**20**
	01		**Devoluciones**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**3.300.310**
	03		**Vehículos**		**109.180**
	04		**Mobiliario y Otros**		**116.287**
	05		**Máquinas y Equipos**		**266.675**
	06		**Equipos Informáticos**		**193.795**
	07		**Programas Informáticos**	**21**	**1.446.196**
	99		**Otros Activos no Financieros**	**22**	**1.168.177**
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**		**237.975.814**
	01		**Compra de Títulos y Valores**	**23**	**237.975.814**
31			**INICIATIVAS DE INVERSIÓN**		**824.000**
	02		**Proyectos**		**824.000**
32			**PRÉSTAMOS**	**24**	**138.632.448**
	04		**De Fomento**		**138.632.448**
		001	Estudios Postgrado		4.725.856
		002	Refinanciamiento Créditos PYMES	25	38.923.401
		003	Fondos y Sociedades de Inversión	26	94.983.191
33			**TRANSFERENCIAS DE CAPITAL**		**3.556.544**
	01		**Al Sector Privado**		**1.939.444**
		004	Fundación Chile	27	1.939.444
	04		**A Empresas Públicas no Financieras**		**1.617.100**
		001	Sociedad Agrícola y Servicios Isla de Pascua SpA.		1.617.100
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 Dotación máxima de vehículos 49

02 CORFO enviará trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos un informe sobre sus inversiones financieras, incluyendo saldo trimestral, cartera de instrumentos, rentabilidad de las inversiones, monedas y explicitación de las variaciones que hayan experimentado.

03 Incluye :

a) Dotación máxima de personal 691

(No incluye vigilantes privados, Comité Producción Limpia, Comité Seguros del Agro, Comité Sistema de Empresas, Comité Fondo Innovación Tecnológica Bío-Bío,

Comité Centro Nacional para la Innovación y Fomento de las Energías Sustentables y Comité de Innovación Pública).
No regirán las limitaciones establecidas en el artículo 9° del D.F.L. N° 211, de 1960. El personal afecto al Código del Trabajo podrá desempeñar las funciones de carácter directivo que se le asignen mediante contrato de trabajo aprobado por resolución fundada del Vicepresidente Ejecutivo.
Con todo, dicho personal, no podrá exceder de 4 funcionarios. El Vicepresidente Ejecutivo podrá, si no existen funcionarios de planta disponibles al efecto, hacer operar las subrogaciones que correspondan con los funcionarios que desempeñen funciones directivas en conformidad a lo dispuesto en esta glosa, para cuyo efecto deberá contemplarse tal posibilidad en los respectivos contratos de trabajo.

b) Horas extraordinarias año
– Miles de $ 32.542

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 195.938
– En el exterior en Miles de $ 74.523

d) Convenios con personas naturales
– Miles de $ 262.172
Con cargo a estos recursos se podrá contratar a profesionales abogados para prestar asesoría jurídica y defensa judicial en las Direcciones Regionales, en todos aquellos casos que les encomiende el Fiscal de CORFO.
Hasta un cargo contratado con los recursos de esta glosa podrá tener la calidad de Agente Público.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 8
– Miles de $ 39.525

f) Recursos para los Comités CORFO que se indican, con los siguientes montos:
Comité Producción Limpia: $ 1.624.074 miles
Comité Fondo Innovación Tecnológica Bío-Bío: $ 249.573 miles

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 140.581
Incluye recursos para financiar el gasto que demanda el almuerzo que la Corporación proporciona conforme al artículo 17 del DFL N° 211/60.
Incluye recursos para los Comités CORFO que se indican, con los siguientes montos:
Comité Producción Limpia: $ 510.054 miles
Comité Fondo Innovación Tecnológica Bío-Bío: $ 67.468 miles

05 Del conjunto de estas asignaciones se podrá destinar un máximo de $ 1.374.916 miles para gastos de personal que no afectarán la dotación máxima autorizada para CORFO, y $ 508.254 miles para gastos en bienes y servicios de consumo. El resto de los recursos se deberá destinar exclusivamente al pago de los subsidios.
La contratación de expertos extranjeros, para la evaluación y/o seguimiento de proyectos, podrá realizarse en casos calificados por resolución fundada de la autoridad que corresponda, sin sujeción a las exigencias del artículo 11 de la ley N° 18.834, del artículo 48 del D.L. N° 1.094, de 1975 y del artículo 100 del decreto N° 597, de 1984, del Ministerio del Interior. A estos expertos, se les podrá financiar los gastos de traslado, alojamiento, alimentación y otros que demanden las actividades.
Asimismo, para el conjunto de estas asignaciones se podrá comprometer con cargo a futuros presupuestos hasta $ 15.613.632 miles, por sobre el monto autorizado en el conjunto de ellas.
Anualmente CORFO informará a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos, personas beneficiadas y montos asignados.

06 Con cargo a esta asignación se podrán transferir recursos a entidades públicas y privadas, que incuben o apoyen el emprendimiento y a Agentes Operadores Intermediarios y Entidades Gestoras, para el cofinanciamiento de programas o proyectos de emprendimiento o de fomento, respectivamente, y, en ambos casos, para la promoción, captación de

interesados, evaluación, supervisión, seguimiento y administración de dichos programas y/o proyectos. Todo nuevo Agente Operador Intermediario, asociado a Programas de Fomento, deberá ser seleccionado mediante concurso público y deberá cumplir con los requisitos generales que establezca el Consejo de CORFO. Tratándose de Entidades Gestoras, estas serán seleccionadas de conformidad con las normas de contratación pública que resulten aplicables.

07 Con cargo a esta asignación se podrán destinar recursos a programas de fomento, también a través de las entidades indicadas en la glosa 06.
Se podrá comprometer con cargo a futuros presupuestos hasta $2.864.430 miles por sobre el gasto autorizado en esta asignación.

08 Con cargo a estos recursos se podrán financiar hasta $ 861.657 miles para gastos de personal los que no afectarán la dotación máxima autorizada a la institución y $ 168.343 miles para bienes y servicios de consumo.
Antes del 30 de junio de 2015, CORFO deberá informar a la Comisión Especial Mixta de Presupuestos sobre la ejecución y los resultados de este Programa, dando cuenta de la actual política en estas materias, los objetivos trazados, los recursos invertidos y las metas alcanzadas.

09 Al 31 de marzo de 2015, CORFO deberá informar a la Comisión Especial Mixta de Presupuestos acerca de la forma en que se ejecutó este programa el año 2014, indicando detalladamente la utilización de los recursos, sus fines, montos transferidos, entidades receptoras y número e identificación de los beneficiados y los montos recibidos en cada caso. Además, durante el año 2015 enviará semestralmente a la antedicha Comisión, dentro de los treinta días siguientes al término del semestre respectivo, un informe con la misma información indicada precedentemente correspondiente al período informado.
CORFO deberá mantener en su sitio web el listado actualizado de personas beneficiadas, señalando el monto del subsidio asignado a cada una de ellas.
Asimismo, informará respecto de los requisitos y condiciones para el acceso al subsidio.

10 CORFO transferirá estos recursos a través de un convenio de desempeño en el cual se especificarán objetivos, metas, indicadores de desempeño, plazos y requisitos que deberán cumplir las rendiciones de cuentas que el organismo receptor efectúe.
Se podrán financiar todo tipo de gastos, incluidos los de Personal y Bienes y Servicios de Consumo.
CORFO deberá informar anualmente a la Comisión Especial Mixta de Presupuestos respecto de las metas alcanzadas y prefijadas en el convenio de desempeño.

11 Con cargo a estos recursos CORFO cancelará las cuotas de incorporación, cuotas sociales ordinarias y extraordinarias pactadas en los estatutos de las Corporaciones Regionales de Desarrollo Productivo que suceden a los Comités CORFO Agencias Regionales de Desarrollo Productivo (ARDP).

12 Con cargo a esta asignación se podrán transferir a los Intermediarios Financieros que hubieren otorgado créditos para cursar Estudios de Pregrado, en virtud de los Programas de Líneas Financiamiento y/o Cobertura o Subsidio Contingente de CORFO (Créditos CORFO), los recursos necesarios para financiar la rebaja en la tasa de interés a un 2% real anual, que estos aprueben a favor de dichos créditos, así como los recursos por concepto de subsidio a la renta en los casos en que la cuota mensual por el o los créditos de pregrado sea mayor al 10% de la renta bruta del deudor en el mismo período. Para lo anterior, los deudores deberán cumplir con los demás requisitos y condiciones exigidos en la normativa que CORFO dicte al efecto.
Asimismo, con cargo a estos recursos, se les podrá transferir a los Intermediarios Financieros que hubieren otorgado créditos para financiar Estudios de Pregrado con recursos propios, las sumas necesarias para financiar, a título de subsidio a la renta, en los casos en que la cuota mensual por el o los créditos de pregrado sea mayor al 10% de la renta bruta del deudor en el mismo período, siempre que estos últimos cumplan con los requisitos y condiciones exigidos en la normativa que CORFO dicte con este objeto.
También podrán ser financiados con cargo a esta asignación, los gastos operacionales en que incurran los Intermediarios Financieros para el otorgamiento de los beneficios mencionados en los dos párrafos anteriores a los deudores.

Incluye hasta $ 360.500 miles para gastos en personal, y hasta $ 1.843.775 miles para bienes y servicios de consumo. Estos recursos deberán destinarse a la operación y seguimiento de los programas relacionados con créditos para estudios de Pregrado, incluyendo los recursos que deban ser transferidos a la Comisión Administradora del Sistema de Créditos para Estudios Superiores, Comisión Ingresa, conforme a las condiciones que se establezcan en el respectivo convenio de colaboración, montos que no ingresarán al presupuesto de la entidad receptora.

13 Incluye hasta $ 649.673 miles para la evaluación y/o seguimiento de proyectos y programas.
La contratación de expertos extranjeros, para los fines descritos en el párrafo precedente, podrá realizarse en casos calificados por resolución fundada de la autoridad que corresponda, sin sujeción a las exigencias del artículo 11 de la ley N° 18.834, del artículo 48 del D.L. N° 1.094, de 1975 y del artículo 100 del decreto N° 597, de 1984, del Ministerio del Interior. A estos expertos, se les podrá financiar los gastos de traslado, alojamiento, alimentación y otros que demanden las actividades.
Se podrá comprometer con cargo a futuros presupuestos hasta $ 28.518.714 miles por sobre el monto autorizado en estas asignaciones.
Los contratos de subsidios, convenios de colaboración y demás actos administrativos, celebrados o dictados por el Comité Innova Chile y que hayan sido imputados a Transferencia Tecnológica y que deban ser asumidos por CORFO en calidad de continuadora, se entenderán imputados, a contar del 1° de enero de 2015, en Transferencia Tecnológica.

14 CORFO enviará semestralmente, a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del semestre respectivo, un informe sobre los programas financiados con cargo a este ítem, el monto asignado a cada uno de ellos y los objetivos alcanzados.

15 CORFO enviará trimestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del trimestre respectivo, un informe sobre la ejecución de este Programa.

16 Con cargo a esta asignación se podrá destinar un máximo de $ 359.382 miles para Gasto de Personal, $ 261.746 miles para Bienes y Servicios de Consumo y $10 miles para Prestaciones de Seguridad Social.

17 Incluye: $ 1.288.468 miles para Gastos en Personal, $338.283 miles para Bienes y Servicios de Consumo, $ 15.007 miles para Prestaciones de Seguridad Social y $ 37.080 miles para Inversión en Informática.

18 Con cargo a esta asignación se podrá destinar un máximo de $ 992.781 miles para Gastos en Personal, y $ 561.597 miles para Bienes y Servicios de Consumo.

19 Con cargo a esta asignación, se podrá destinar un máximo de $ 574.283 miles para Gastos en Personal y hasta $ 409.367 miles para Bienes y Servicios de Consumo.
Se podrán transferir recursos al sector público o privado. Las transferencias de recursos a organismos e instituciones del sector público incluidas en esta Ley, no se incorporarán a su presupuesto.

20 CORFO transferirá estos recursos a través de un Convenio en el que se especificarán las actividades a realizar, plazos y recursos asociados a cada objetivo.
Se podrán financiar todo tipo de gastos para cumplir con el objeto del Convenio, incluidos los de Personal y Bienes y Servicios de Consumo.

21 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

22 Corresponde a gastos de administración de empresas y activos.

23 Incluye Compra de Títulos y Valores asociados a excedentes de caja estacionales y/o los recursos asignados al Fondo Cobertura a que se refiere el D.H. N° 793 de 2004, cuyo texto refundido se encuentra aprobado por el D.H. N° 996 de 2011 y sus modificaciones, o el instrumento que lo reemplace, con cargo al cual se autoriza a CORFO para contraer obligaciones indirectas, coberturas o subsidios contingentes.
Podrá financiar gastos y consultorías, relacionados con la evaluación de riesgo de las carteras de operaciones acogidas a cobertura, seguimiento de las carteras de inversiones y de operaciones acogidas a las coberturas, y administración de las carteras de inversiones de los fondos de cobertura.

El Fondo se incrementará con el producto de las inversiones, las comisiones que se perciban y las recuperaciones que se obtengan.
Asimismo, podrá suscribir y pagar cuotas emitidas por fondos de inversión creados al amparo de la ley N°18.815 y administrados por sociedades anónimas sometidas a fiscalización de la Superintendencia de Valores y Seguros, en virtud del artículo 19 de la Ley N° 20.190, que autoriza a CORFO para tal fin.

24 Se podrá comprometer con cargo a futuros presupuestos hasta $ 69.316.224 miles por sobre el gasto autorizado en este ítem.

25 Se deberá informar trimestralmente en la página web la lista de instituciones financieras que participen en este proceso de refinanciamiento, indicando el monto total refinanciado por cada una de ellas.

26 Con cargo a esta asignación, se podrán otorgar préstamos a fondos de inversión y de garantía creados al amparo de las Leyes N° 18.815, N° 18.657 y N° 20.179 y sus modificaciones, condicionados a que se destinen a capital de riesgo, entendiéndose como tal el financiamiento de MIPYMES, vía aportes de capital o préstamos o se destinen a afianciamientos.
Considera $ 8.240 miles para el pago de dietas a Consejeros por operación del Comité Capital de Riesgo.

27 Aporte destinado a la creación y mantención de capacidades de gestión que viabilicen proyectos de alto impacto para Chile en las áreas de Capital Humano, Sustentabilidad, Alimentos, Tecnologías de Información y Emprendimiento.
Estos recursos serán transferidos conforme a un convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, el uso de los recursos y forma de rendición de estos.
Se podrán financiar todo tipo de gastos, incluidos los de Personal y Bienes y Servicios de Consumo.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance. Dicha información deberá especificar los recursos que la Fundación haya transferido al sector privado, y deberá ser remitida a la Comisión Especial Mixta de Presupuestos del Congreso Nacional, dentro de los treinta días siguientes al término del trimestre respectivo.

28 CORFO transferirá estos recursos a los Comités Regionales de Innovación y Desarrollo Productivo que se creen en las regiones de Antofagasta, de Biobío y de Los Ríos, para el financiamiento de proyectos de fomento e innovación postulados en dichas regiones y que sean de conocimiento y decisión de dichos órganos colegiados.
CORFO podrá designar en comisión de servicios a los funcionarios que se desempeñen en las Direcciones Regionales de la Corporación correspondientes a las regiones antes mencionadas, para cuyos efectos no se aplicarán las limitaciones establecidas en el artículo 70 de la Ley N° 18.834.
Con cargo a esta asignación se podrá destinar un máximo de $ 200.000 miles para gastos en bienes y servicios de consumo.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO
Instituto Nacional de Estadísticas
Instituto Nacional de Estadísticas (01)

PARTIDA	:	07
CAPÍTULO	:	07
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**34.696.462**
05			**TRANSFERENCIAS CORRIENTES**		**2.344.068**
	02		**Del Gobierno Central**		**2.344.068**
		001	Subsecretaría de Prevención del Delito		530.450
		003	Oficina de Estudios y Políticas Agrarias		560.688
		008	Fondo de Innovación para la Competitividad		396.550
		009	Subsecretaría de Economía - Programa 01		439.810
		016	Subsecretaría de Evaluación Social		416.570
06			**RENTAS DE LA PROPIEDAD**		**5.611**
07			**INGRESOS DE OPERACIÓN**		**185.400**
08			**OTROS INGRESOS CORRIENTES**		**360.500**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**360.500**
09			**APORTE FISCAL**		**31.707.003**
	01		**Libre**		**31.707.003**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**1.170**
	04		**Mobiliario y Otros**		**1.170**
12			**RECUPERACIÓN DE PÉESTAMOS**		**92.700**
	10		**Ingresos por Percibir**		**92.700**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**34.696.462**
21			**GASTOS EN PERSONAL**	**02**	**16.816.983**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.401.178**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**15.758.766**
	03		**A Otras Entidades Públicas**	**05**	**15.758.766**
		475	Programa de Estadísticas Continuas Intercensales Agrícolas		427.069
		477	Índice de Costo al Transporte Terrestre (ICTT)		373.557
		480	III Encuesta Logitudinal de Empresas		58.710
		492	Programa de Estadísticas Económicas		4.095.777
		493	Programa de Infraestructura Estadística		1.200.913
		494	Programa de Estadísticas de Hogares		2.299.481
		495	Programa Censal		4.130.573
		496	Programa de Producción con Convenios		185.400
		497	Proyecto de Modernización Institucional		768.497
		498	Encuesta Nacional de Innovación		396.550
		499	Encuesta de Microemprendimiento		381.100
		501	Encuesta CASEN		416.570
		502	Encuesta de Seguridad Ciudadana		530.450
		503	Censo Agropecuario 2017		133.619
		600	Proyecto de Modernización del Estado-BID		165.830
		604	Estudio costo vida regional		194.670
25			**INTEGROS AL FISCO**		**10**
	01		**Impuestos**		**10**

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**719.515**
	03	**Vehículos**		**43.260**
	04	**Mobiliario y Otros**		**64.747**
	05	**Máquinas y Equipos**		**50.294**
	06	**Equipos Informáticos**		**239.323**
	07	**Programas Informáticos**		**321.891**

GLOSAS :

01 Dotación máxima de vehículos 22

02 Incluye :

a) Dotación máxima de personal 1.210

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 61 funcionarios.

b) Horas extraordinarias año

– Miles de $ 57.848

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 98.046

– En el exterior en Miles de $ 5.194

d) Convenios con personas naturales

– Miles de $ 54.873

Por resolución del Director Nacional de Estadísticas, se podrá contratar adicionalmente, personal a honorarios en forma transitoria, para la elaboración de sistemas de estadísticas, encuestas o censos hasta por un monto de $ 141.983 miles.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas 30

– Miles de $ 230.939

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ 95.920

04 Con cargo a estos recursos se podrán efectuar los gastos asociados a la ejecución de los diversos proyectos estadísticos identificados en este ítem, de acuerdo a la distribución establecida por Resolución del Jefe de Servicio.

Sin perjuicio de lo anterior, no podrán imputarse a estas asignaciones, gastos asociados a la adquisición de activos no financieros, exceptuando el Programa de Producción con Convenios (asignación 496), Proyecto de Modernización del Estado-BID (asignación 600) y el Programa Censal (asignación 495).

El personal contratado a honorarios con cargo a estas asignaciones podrá tener la calidad de Agentes Públicos. Las contrataciones respectivas se efectuarán mediante resolución fundada del Jefe de Servicio.

05 Antes del 31 de marzo del 2015, el INE deberá informar a la Comisión Especial Mixta de Presupuestos, las metas, objetivos y mecanismos de evaluación de cada una de las nuevas encuestas.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Fiscalía Nacional Económica

Fiscalía Nacional Económica (01)

PARTIDA	:	07
CAPÍTULO	:	08
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		7.070.663
08		OTROS INGRESOS CORRIENTES		32.524
	01	Recuperaciones y Reembolsos por Licencias Médicas		31.398
	99	Otros		1.126
09		APORTE FISCAL		5.627.151
	01	Libre		5.627.151
10		VENTA DE ACTIVOS NO FINANCIEROS		1.410.988
	02	Edificios		1.410.988
		GASTOS		7.070.663
21		GASTOS EN PERSONAL	02	4.085.098
22		BIENES Y SERVICIOS DE CONSUMO	03	1.310.336
25		INTEGROS AL FISCO		1.410.988
	99	Otros Integros al Fisco		1.410.988
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		264.241
	04	Mobiliario y Otros		209.117
	05	Máquinas y Equipos		5.150
	06	Equipos Informáticos		3.366
	07	Programas Informáticos	04	46.608

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 101

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 12 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 18.452

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 19.292

– En el exterior en Miles de $ — 38.380

d) Convenios con personas naturales

– Miles de $ — 345.351

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ — 22.292

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO
Servicio Nacional de Turismo
Servicio Nacional de Turismo (01)

PARTIDA : 07
CAPÍTULO : 09
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**24.724.088**
05			**TRANSFERENCIAS CORRIENTES**		**1.030.000**
	02		**Del Gobierno Central**		**1.030.000**
		129	Subsecretaría de Turismo		1.030.000
08			**OTROS INGRESOS CORRIENTES**		**158.263**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**143.222**
	99		**Otros**		**15.041**
09			**APORTE FISCAL**		**23.535.815**
	01		**Libre**		**23.535.815**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**24.724.088**
21			**GASTOS EN PERSONAL**	**02**	**7.030.462**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.176.470**
24			**TRANSFERENCIAS CORRIENTES**		**15.271.441**
	01		**Al Sector Privado**		**15.271.441**
		131	Programa de Promoción Turística	04	6.895.898
		132	Programa Vacaciones Tercera Edad	05	5.114.175
		133	Programa Giras de Estudio	06	2.231.368
		135	Programa Turismo Familiar	07, 09	1.030.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**245.715**
	03		**Vehículos**		**30.754**
	06		**Equipos Informáticos**		**18.128**
	07		**Programas Informáticos**	**08**	**196.833**

GLOSAS :

01 Dotación máxima de vehículos 22

02 Incluye :

a) Dotación máxima de personal 269
El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.
Con todo, dicho personal no podrá exceder de 40 funcionarios.

b) Horas extraordinarias año
– Miles de $ 19.841

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 153.268
– En el exterior en Miles de $ 10.099

d) Convenios con personas naturales
– Miles de $ 402.409

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 8
– Miles de $ 65.369

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 23.397

04 La transferencia de estos recursos se realizará a través de uno o más convenios con el ejecutor, en el cual se fijarán las metas y objetivos de cada componente o actividad, así como su fuente de financiamiento.
Copia de dichos convenios deberán ser enviados a la Dirección de Presupuestos en el mes de su tramitación.
Estos recursos podrán financiar acciones, proyectos o programas de promoción turística, y asignarse de acuerdo a la normativa vigente en la materia.
Además podrá financiarse la constitución de los equipos de gestión y operación del programa, así como también para contratar consultores, evaluadores, expertos y especialistas nacionales y extranjeros requeridos para el desarrollo del programa y de los convenios de desempeño, así como los gastos asociados a la supervisión, coordinación y difusión y para la realización de estudios de demanda.
Se incluyen gastos en personal hasta por $ 290.000 miles, y en bienes y servicios de consumo por hasta $ 11.241 miles.
El Servicio Nacional de Turismo deberá mantener actualizado en su sitio web un informe detallado, desagregado por regiones, de los destinos y lugares promovidos en el extranjero con los fondos de este programa.

05 Con cargo a estos recursos se podrá comprometer y adjudicar contratos, de acuerdo a la normativa vigente, por hasta $ 4.906.053 miles.
Podrá financiarse la contratación de servicios de personas naturales o jurídicas, así como los gastos asociados a la supervisión, coordinación, difusión y evaluación de impacto del programa.
Se incluyen gastos en personal hasta por $ 163.678 miles, y en bienes y servicios de consumo por hasta $ 45.000 miles.
El Servicio deberá informar anualmente a la Comisión Especial Mixta de Presupuestos acerca de las personas contratadas, recursos asignados, finalidades de las transferencias y objetivos alcanzados dentro de la política nacional de turismo.

06 Con cargo a esta asignación se podrá comprometer y adjudicar contratos, de acuerdo a la normativa vigente, por hasta $ 2.132.610 miles.
Podrá financiarse la contratación de servicios de personas naturales o jurídicas, así como los gastos asociados a la supervisión, coordinación, difusión y evaluación de impacto del programa.
Se incluyen gastos en personal hasta por $ 90.000 miles, y en bienes y servicios de consumo por hasta $ 8.758 miles.
El SERNATUR mantendrá actualizada en su página web un informe detallado identificando los establecimientos educacionales y el número de alumnos, por región, que han sido beneficiados con los recursos de este Programa.

07 Con cargo a estos recursos se podrá comprometer y adjudicar contratos, de acuerdo a la normativa vigente, hasta por $ 980.952 miles.
Podrá financiarse la contratación de servicios de personas naturales o jurídicas, así como los gastos asociados a la supervisión, coordinación, difusión y evaluación de impacto del programa.
Se incluyen gastos en personal hasta por $ 40.974 miles, y en bienes y servicios de consumo por hasta $ 5.376 miles.
Los convenios que celebre el Servicio Nacional de Turismo (SERNATUR) con sus entidades ejecutoras podrán considerar acceso preferente para los usuarios del Subsistema "Seguridades y Oportunidades" de la Ley N° 20.595. Mediante convenio que se suscribirá entre el SERNATUR y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectivo dicho acceso preferente.
Antes del 31 de enero de 2015, el Servicio Nacional de Turismo remitirá a la Comisión Especial Mixta de Presupuestos las metas y objetivos de este programa. Adicionalmente, deberá enviar semestralmente a dicha Comisión, un informe detallado sobre el grado de cumplimiento de las metas propuestas, el estado de ejecución de sus recursos, personas contratadas, recursos asignados y finalidades de las transferencias.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

09 Antes del 31 de marzo de 2015, SERNATUR deberá informar a la Comisión Especial Mixta de Presupuestos, las metas, objetivos y mecanismos de evaluación de este nuevo programa.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Servicio de Cooperación Técnica

Servicio de Cooperación Técnica (01)

PARTIDA : 07
CAPÍTULO : 16
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**42.434.912**
05			**TRANSFERENCIAS CORRIENTES**		**31.786.982**
	02		**Del Gobierno Central**		**31.786.982**
		004	Corporación de Fomento de la Producción		31.786.982
08			**OTROS INGRESOS CORRIENTES**		**65.513**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**53.737**
	99		**Otros**		**11.776**
09			**APORTE FISCAL**		**10.582.407**
	01		**Libre**		**10.582.407**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**42.434.912**
21			**GASTOS EN PERSONAL**	**02**	**7.630.310**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.164.864**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	01		**Prestaciones Previsionales**		**10**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**31.941.342**
	01		**Al Sector Privado**		**31.941.342**
		131	Programa Mejoramiento Competitividad de la MIPE	07	12.551.313
		132	Programa Emprendedores	07	5.716.500
		133	Programa Dirigido a Grupos de Empresas Asociatividad	07, 08	8.552.668
		134	Programa Desarrollo Empresarial en los Territorios	07	5.120.851
		152	Programas Especiales	05	10
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**698.376**
	03		**Vehículos**		**31.809**
	06		**Equipos Informáticos**		**96.802**
	07		**Programas Informáticos**	**06**	**569.765**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 46

02 Incluye :
- a) Dotación máxima de personal 306
- b) Horas extraordinarias año
  - – Miles de $ 142.066
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ 154.662
  - – En el exterior en Miles de $ 11.276
- d) Convenios con personas naturales
  - – Miles de $ 271.920

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 65.268

04 Del conjunto de estas asignaciones se podrá destinar un máximo de $ 157.050 miles para gastos en personal, y hasta $ 889.949 miles para bienes y servicios de consumo. El

resto de los recursos se deberá destinar exclusivamente al pago de los subsidios cuando corresponda.

Previo a la ejecución del gasto, mediante Resolución del Servicio de Cooperación Técnica, visada por la Dirección de Presupuestos, deberán desglosarse las asignaciones presupuestarias de transferencias en cada uno de los programas y/o instrumentos que las conforman, especificando montos y coberturas para cada uno de ellos. Por igual mecanismo, durante el año presupuestario podrán modificarse las distribuciones establecidas.

Con cargo a este subtítulo se podrán transferir recursos a entidades públicas y/o privadas, denominadas Agentes Operadores Intermediarios y Consultores, para el cofinanciamiento de programas o proyectos de emprendimiento o de fomento, respectivamente, y, en ambos casos, para la promoción, captación de interesados, evaluación, supervisión, seguimiento y administración de dichos programas y/o proyectos.

Todo nuevo Agente Operador Intermediario, asociado a Programas de Fomento, deberá ser seleccionado mediante concurso público y deberá cumplir con los requisitos generales que establezca SERCOTEC. Tratándose de Consultores, estos serán seleccionados de conformidad con las normas de contratación pública que resulten aplicables.

Se podrá comprometer con cargo a futuros presupuestos hasta $ 15.970.670 miles por sobre el gasto autorizado en este subtítulo.

05 Se podrá financiar acciones de reconversión laboral o apoyo al microemprendimiento, cuando se trate de un sector productivo (bienes o servicios), o parte de él, que esté sujeto a procesos de modernización, o se encuentre enfrentado a situaciones de emergencia, en este último caso declaradas por la Autoridad competente en la forma prescrita en la normativa respectiva.

Para este efecto el Servicio de Cooperación Técnica podrá actuar directamente o suscribir Convenios con las entidades participantes en los que podrán considerarse montos máximos para financiar gastos operacionales, incluyendo gastos en personal y en bienes y servicios de consumo.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

07 Antes del 31 de enero del 2015, el Servicio de Cooperación Técnica, remitirá a la Comisión Especial Mixta de Presupuestos, las metas, objetivos y el mecanismo de evaluación de este programa. Adicionalmente, deberá enviar trimestralmente a dicha Comisión, un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

08 Con cargo a esta asignación se podrán financiar el apoyo y fortalecimiento de Cooperativas. El Servicio de Cooperación Técnica remitirá trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos, un informe que contenga la individualización de los proyectos beneficiados con estos recursos, las cooperativas beneficiarias y los montos asignados, desagregados regionalmente.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Comité Innova Chile

Comité Innova Chile

PARTIDA	:	07
CAPÍTULO	:	19
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**33.890.128**
05			**TRANSFERENCIAS CORRIENTES**		**31.060.837**
	02		**Del Gobierno Central**		**31.060.837**
		003	De CORFO		3.873.231
		005	Programa Fondo de Innovación para la Competitividad		20.656.584
		007	Subsecretaría de Energía - Programa 03		1.265.662
		009	Estrategia Nacional de Innovación-Subsecretaría de Economía (Prog.12)		5.265.360
08			**OTROS INGRESOS CORRIENTES**		**2.829.291**
	99		**Otros**		**2.829.291**
			GASTOS		**33.890.128**
21			**GASTOS EN PERSONAL**	**01**	**1.945.756**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**844.881**
24			**TRANSFERENCIAS CORRIENTES**		**31.099.491**
	01		**Al Sector Privado**		**31.099.491**
		004	Innovación Empresarial	03,04	27.382.429
		018	Consorcios Tecnológicos Biocombustibles		1.265.662
		021	Entorno para la Innovación	03	2.451.400

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 56

b) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 17.666
– En el exterior en Miles de $ — 22.944

c) Convenios con personas naturales
– Miles de $ — 94.760

d) La Corporación de Fomento de la Producción podrá designar en comisión de servicio a 9 funcionarios, los cuales no estarán afectos a las limitaciones establecidas en el artículo 76 de la Ley N° 18.834.

02 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 28.979

03 Con cargo a esta asignación se podrán transferir recursos a entidades públicas y privadas. Incluye hasta $ 307.442 miles para la evaluación y/o seguimiento de proyectos y programas.
La contratación de expertos extranjeros, para los fines descritos en el párrafo precedente, podrá realizarse en casos calificados por resolución fundada del Director Ejecutivo del Comité, sin sujeción a las exigencias del artículo 11 de la ley N° 18.834, del artículo 48 del D.L. N° 1.094, de 1975 y del artículo 100 del decreto N° 597 de 1984, del Ministerio del Interior. A estos expertos, se les podrá financiar los gastos de traslado, alojamiento, alimentación y otros que demanden las actividades.
Se podrá comprometer con cargo a futuros presupuestos hasta $ 15.979.415 miles por sobre el monto autorizado en esta asignación.

04 Incluye hasta $ 515.000 miles del presupuesto asignado al Programa de Innovación Tecnológica Empresarial para la celebración de convenios de desempeño con Universidades Regionales que realicen un programa de difusión y acompañamiento a las empresas de la Región, con la finalidad de que formulen proyectos al programa de Innovación Tecnológica Empresarial: Innovación de Productos o Procesos y Validación y Empaquetamiento de Innovaciones. Las Universidades ejecutoras serán seleccionadas de conformidad con las normas de contratación pública que resulten aplicables.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Comité de Inversiones Extranjeras

Comité de Inversiones Extranjeras (01)

PARTIDA	:	07
CAPÍTULO	:	21
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.088.494**
08			**OTROS INGRESOS CORRIENTES**		**10.263**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**9.227**
	99		**Otros**		**1.036**
09			**APORTE FISCAL**		**3.078.221**
	01		**Libre**		**3.078.221**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**3.088.494**
21			**GASTOS EN PERSONAL**	**02**	**1.470.212**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.590.654**
24			**TRANSFERENCIAS CORRIENTES**		**20.620**
	02		**Al Gobierno Central**		**20.610**
		002	Dirección General de Relaciones Económicas Internacionales (Programa 02)	04	20.610
	03		**A Otras Entidades Públicas**		**10**
		001	Programa de Defensa en Arbitrajes de Inversión Extranjera	05	10
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**6.998**
	07		**Programas Informáticos**		**6.998**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 30

b) Horas extraordinarias año
– Miles de $ — 16.629

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 8.575
– En el exterior en Miles de $ — 56.725

d) Convenios con personas naturales
– Miles de $ — 67.529

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 2
– Miles de $ — 19.193

03 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 3.088

b) Con cargo a estos recursos, mediante Resolución del Vicepresidente Ejecutivo, se podrá efectuar todo tipo de gastos, incluidos pagos a agentes en el extranjero, correspondientes a iniciativas de la Vicepresidencia Ejecutiva del Comité de Inversiones Extranjeras, cuyo objetivo sea difundir, informar, promocionar, coordinar y ejecutar toda acción tendiente a aumentar el ingreso de capitales extranjeros al país. Las Resoluciones dictadas en función de la presente glosa serán publicadas mensualmente en la página web del Comité de Inversiones Extranjeras.

04 Con cargo a esta asignación se transferirán recursos sujetos a la firma de Convenios, con especificación de montos, plazos y objetivos específicos de las actividades a financiar. Se publicará, y actualizará mensualmente, en la página web del Comité, copia de los convenios suscritos y de la información financiera y de gestión relativa a ello.

05 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluidos gastos en personal, que demande la ejecución del Programa. Los gastos asociados a esta asignación podrán excederse hasta el mes de noviembre, con el objeto de otorgar oportunidad y continuidad a las acciones que deban ejecutarse en defensa de los intereses del país.
Los excesos correspondientes deberán regularizarse presupuestariamente en el cuatrimestre que se produzcan y, para el último cuatrimestre, a más tardar el 30 de noviembre.
La contratación de personas naturales o jurídicas, nacionales o extranjeras, para la realización de estudios y asesorías jurídicas, deberán llevarse a cabo de acuerdo a la normativa vigente.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Instituto Nacional de Propiedad Industrial

Instituto Nacional de Propiedad Industrial (01)

PARTIDA : 07
CAPÍTULO : 23
PROGRAMA : 01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		6.174.780
07		INGRESOS DE OPERACIÓN		23.869
08		OTROS INGRESOS CORRIENTES		93.317
	01	Recuperaciones y Reembolsos por Licencias Médicas		82.400
	99	Otros		10.917
09		APORTE FISCAL		6.057.584
	01	Libre		6.057.584
15		SALDO INICIAL DE CAJA		10
		GASTOS		6.174.780
21		GASTOS EN PERSONAL	02	4.962.708
22		BIENES Y SERVICIOS DE CONSUMO	03	1.111.688
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		100.384
	04	Mobiliario y Otros		3.090
	07	Programas Informáticos	04	97.294

GLOSAS :

01 Dotación máxima de vehículos 1

02 Incluye :

a) Dotación máxima de personal 177

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 14 funcionarios.

b) Horas extraordinarias año

– Miles de $ 60.997

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 4.740

– En el exterior en Miles de $ 23.944

d) Convenios con personas naturales

– Miles de $ 211.222

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ 44.984

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Subsecretaría de Turismo

Subsecretaría de Turismo (01)

PARTIDA	:	07
CAPÍTULO	:	24
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**6.262.461**
09			**APORTE FISCAL**		**6.262.461**
	01		**Libre**		**6.262.461**
			GASTOS		**6.262.461**
21			**GASTOS EN PERSONAL**	**02**	**779.605**
22			**BIENES Y SERVICIOS DE CONSUMO**		**171.749**
24			**TRANSFERENCIAS CORRIENTES**		**5.311.107**
	02		**Al Gobierno Central**		**1.030.000**
		001	Programa Turismo Familiar-Servicio Nacional de Turismo		1.030.000
	03		**A Otras Entidades Públicas**		**4.281.107**
		002	Desarrollo Turístico Sustentable	03	4.281.107

GLOSAS :

01 Dotación máxima de vehículos 1

02 Incluye :

a) Dotación máxima de personal 20

b) Horas extraordinarias año

– Miles de $ 3.301

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 9.165

– En el exterior en Miles de $ 8.825

d) Convenios con personas naturales

– Miles de $ 234.527

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas 6

– Miles de $ 86.664

03 Con cargo a estos recursos se podrán efectuar transferencias a organismos e instituciones del sector público, pudiendo incluir gastos en personal y bienes y servicios de consumo. Las transferencias de recursos a organismos e instituciones del sector público incluidas en esta Ley no se incorporarán a sus presupuestos.

MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO

Superintendencia de Insolvencia y Reemprendimiento

Superintendencia de Insolvencia y Reemprendimiento (01)

PARTIDA	: 07
CAPÍTULO	: 25
PROGRAMA	: 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**4.305.719**
08			**OTROS INGRESOS CORRIENTES**		**14.916**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**12.382**
	99		**Otros**		**2.534**
09			**APORTE FISCAL**		**4.290.793**
	01		**Libre**		**4.290.793**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**4.305.719**
21			**GASTOS EN PERSONAL**	02	**3.355.248**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**719.362**
24			**TRANSFERENCIAS CORRIENTES**		**214.819**
	01		**Al Sector Privado**		**214.819**
		283	Para Cumplimiento Artículo 37, Ley N° 18.175		23.325
		284	Plan de Cierre de Quiebras en Regiones	04	37.813
		285	Para Cumplimiento Artículo 40, Ley N° 20.720		153.681
25			**INTEGROS AL FISCO**		**10**
	01		**Impuestos**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**16.270**
	07		**Programas Informáticos**		**16.270**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :

a) Dotación máxima de personal — 142

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe de servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 15 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 17.453

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 11.487

– En el exterior en Miles de $ — 3.914

d) Convenios con personas naturales

– Miles de $ — 25.915

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ — 24.409

04 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluyendo gastos en personal hasta por $ 27.867 miles, y bienes y servicios de consumo hasta por $ 9.946 miles, para lograr los sobreseimientos definitivos en las quiebras que cumplan con los requisitos legales.

Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, la Superintendencia de Insolvencia y Reemprendimiento informará a la Comisión Especial Mixta de Presupuestos el número de sobreseimientos definitivos logrados, en función del número total de causas pendientes, desglosados por regiones.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 08

MINISTERIO DE HACIENDA

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Hacienda
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	406.442.528
05	Transferencias Corrientes	106.401
06	Rentas de la Propiedad	368.249
07	Ingresos de Operación	799.709
08	Otros Ingresos Corrientes	53.450.817
09	Aporte Fiscal	350.358.741
10	Venta de Activos No Financieros	303.365
12	Recuperación de Préstamos	19.683
14	Endeudamiento	1.023.423
15	Saldo Inicial de Caja	12.140
	GASTOS	406.442.528
21	Gastos en Personal	259.651.949
22	Bienes y Servicios de Consumo	70.601.696
24	Transferencias Corrientes	9.307.728
25	Integros al Fisco	30.769.554
29	Adquisición de Activos No Financieros	25.864.286
31	Iniciativas de Inversión	5.287.599
34	Servicio de la Deuda	4.959.716

GLOSA :

01 Asociada al subtítulo 21 “Gastos en Personal”.
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de esta Partida.

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Hacienda

Miles de $

Sub-Título	Clasificación Económica	Secretaría y Administración General	Dirección de Presupuestos	Servicio de Impuestos Internos	Servicio Nacional de Aduanas	Servicio de Tesorerías	Dirección de Compras y Contratación Pública
	INGRESOS	23.551.473	24.068.535	140.124.909	64.872.829	48.506.824	7.778.337
05	Transferencias Corrientes	–	–	–	–	–	–
06	Rentas de la Propiedad	–	–	–	7.749	–	–
07	Ingresos de Operación	–	12.360	787.253	–	–	–
08	Otros Ingresos Corrientes	114.167	77.250	1.620.170	3.672.498	729.473	3.936
09	Aporte Fiscal	22.679.869	23.977.772	137.679.721	61.110.790	47.777.341	7.762.401
10	Venta de Activos No Financieros	–	–	37.755	81.782	–	–
12	Recuperación de Préstamos	10.310	1.133	–	–	–	–
14	Endeudamiento	747.097	–	–	–	–	–
15	Saldo Inicial de Caja	30	20	10	10	10	12.000
	GASTOS	23.551.473	24.068.535	140.124.909	64.872.829	48.506.824	7.778.337
21	Gastos en Personal	7.575.738	13.764.255	109.708.440	46.273.554	31.474.606	3.966.808
22	Bienes y Servicios de Consumo	3.779.640	5.814.018	20.672.918	8.268.391	11.388.723	3.301.542
24	Transferencias Corrientes	8.529.878	–	–	–	–	303.290
25	Integros al Fisco	–	2.418	10	–	–	–
29	Adquisición de Activos No Financieros	1.368.248	1.334.352	7.763.954	7.940.843	5.529.963	206.687
31	Iniciativas de Inversión	804.469	–	1.979.577	2.390.031	113.522	–
34	Servicio de la Deuda	1.493.500	3.153.492	10	10	10	10

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Hacienda

Miles de $

Sub-Título	Clasificación Económica	Superintendencia de Valores y Seguros	Superintendencia de Bancos e Instituciones Financieras	Dirección Nacional del Servicio Civil	Unidad de Análisis Financiero	Superintendencia de Casinos de Juego	Consejo de Defensa del Estado
	INGRESOS	15.161.482	46.929.457	9.993.975	2.334.475	4.049.269	19.070.963
05	Transferencias Corrientes	–	–	106.401	–	–	–
06	Rentas de la Propiedad	–	360.500	–	–	–	–
07	Ingresos de Operación	–	96	–	–	–	–
08	Otros Ingresos Corrientes	313.666	46.566.676	52.033	–	1.060	299.888
09	Aporte Fiscal	14.847.806	–	9.827.291	2.334.465	4.048.199	18.313.086
10	Venta de Activos No Financieros	–	2.175	–	–	–	181.653
12	Recuperación de Préstamos	–	–	8.240	–	–	–
14	Endeudamiento	–	–	–	–	–	276.326
15	Saldo Inicial de Caja	10	10	10	10	10	10
	GASTOS	15.161.482	46.929.457	9.993.975	2.334.475	4.049.269	19.070.963
21	Gastos en Personal	12.159.186	11.199.456	4.112.593	1.618.359	2.136.890	15.662.064
22	Bienes y Servicios de Consumo	2.676.873	4.874.481	5.480.966	708.447	1.469.551	2.166.146
24	Transferencias Corrientes	26.750	17.829	1.030	3.024	–	425.927
25	Integros al Fisco	–	30.767.126	–	–	–	–
29	Adquisición de Activos No Financieros	138.020	70.555	289.675	4.635	442.818	774.536
31	Iniciativas de Inversión	–	–	–	–	–	–
34	Servicio de la Deuda	160.653	10	109.711	10	10	42.290

MINISTERIO DE HACIENDA
Secretaría y Administración General
Secretaría y Administración General (01)

PARTIDA	:	08
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**12.830.781**
08			**OTROS INGRESOS CORRIENTES**		**88.417**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**11.979**
	99		**Otros**		**76.438**
09			**APORTE FISCAL**		**12.732.054**
	01		**Libre**		**11.280.873**
	03		**Servicio de la Deuda Externa**		**1.451.181**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10.300**
	10		**Ingresos por Percibir**		**10.300**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**12.830.781**
21			**GASTOS EN PERSONAL**	02	**5.583.050**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**2.473.145**
24			**TRANSFERENCIAS CORRIENTES**		**2.207.462**
	01		**Al Sector Privado**		**103.000**
		004	Consejo Superior de la Hípica Nacional	04	103.000
	02		**Al Gobierno Central**		**508.950**
		002	Secretaría y Administración General y Servicio Exterior - Ministerio de RR.EE.		508.950
	03		**A Otras Entidades Públicas**		**1.545.000**
		252	Proyecto de Modernización del Estado - BID		1.545.000
	07		**A Organismos Internacionales**		**50.512**
		001	Grupo de Acción Financiera de Sudamérica contra el Lavado de Activos	05	21.262
		002	Foro Internacional de Fondos Soberanos	06	29.250
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**311.464**
	03		**Vehículos**		**30.890**
	06		**Equipos Informáticos**		**132.782**
	07		**Programas Informáticos**	07	**147.792**
31			**INICIATIVAS DE INVERSIÓN**		**804.469**
	02		**Proyectos**		**804.469**
34			**SERVICIO DE LA DEUDA**		**1.451.191**
	02		**Amortización Deuda Externa**		**1.358.955**
	04		**Intereses Deuda Externa**		**92.226**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 4

02 Incluye :

a) Dotación máxima de personal — 186

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Dicho personal no podrá exceder de 3 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 61.006

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ 13.274
   – En el exterior en Miles de $ 20.533
d) Convenios con personas naturales
   – Miles de $ 3.032.934
   De las contrataciones que se efectúen con cargo a esta glosa se podrá conferir la calidad de Agente Público hasta un cupo profesional.
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 17
   – Miles de $ 236.653

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 20.215

04 Estos recursos serán transferidos previa firma de un convenio con la entidad receptora, en la cual deberá señalarse el uso de los mismos, los objetivos a cumplir y la forma de rendirlos. Podrá incluirse todo tipo de gastos, incluidos personal y consumo, necesarios para la materialización de los propósitos del convenio.

05 Con cargo a estos recursos se podrá efectuar contribuciones al Grupo de Acción Financiera de Sudamérica contra el Lavado de Activos (GAFISUD).

06 Con cargo a estos recursos se podrá efectuar contribuciones para el Foro Internacional de Fondos Soberanos.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA

Secretaría y Administración General

Unidad Administradora de los Tribunales Tributarios y Aduaneros

PARTIDA	:	08
CAPÍTULO	:	01
PROGRAMA	:	06

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**8.014.400**
08			**OTROS INGRESOS CORRIENTES**		**25.750**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**25.750**
09			**APORTE FISCAL**		**7.988.630**
	01		**Libre**		**7.988.630**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10		**Ingresos por Percibir**		**10**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**8.014.400**
21			**GASTOS EN PERSONAL**	01	**1.516.870**
22			**BIENES Y SERVICIOS DE CONSUMO**	02	**175.104**
24			**TRANSFERENCIAS CORRIENTES**		**6.322.416**
	03		**A Otras Entidades Públicas**		**6.322.416**
		001	Tribunales Tributarios y Aduaneros	03	6.322.416
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01	Incluye :	
	a) Dotación máxima de personal	40
	b) Horas extraordinarias año	
	– Miles de $	2.840
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	3.781
	– En el exterior en Miles de $	10
	d) Convenios con personas naturales	
	– Miles de $	183.960
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	7
	– Miles de $	65.862
02	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	16.833
03	Con cargo a esta asignación, se financiarán todos los gastos asociados al funcionamiento de los Tribunales Tributarios y Aduaneros, incluyendo gastos en personal y bienes y servicios de consumo.	

MINISTERIO DE HACIENDA
Secretaría y Administración General
Sistema Integrado de Comercio Exterior (SICEX)

PARTIDA : 08
CAPÍTULO : 01
PROGRAMA : 07

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		2.706.292
09		APORTE FISCAL		1.959.185
	01	Libre		1.916.896
	03	Servicio de la Deuda Externa		42.289
14		ENDEUDAMIENTO		747.097
	02	Endeudamiento Externo		747.097
15		SALDO INICIAL DE CAJA		10
		GASTOS		2.706.292
21		GASTOS EN PERSONAL	01	475.818
22		BIENES Y SERVICIOS DE CONSUMO		1.131.391
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		1.056.784
	07	Programas Informáticos	02	1.056.784
34		SERVICIO DE LA DEUDA		42.299
	04	Intereses Deuda Externa		42.264
	06	Otros Gastos Financieros Deuda Externa		25
	07	Deuda Flotante		10

GLOSAS :

01 Hasta tres honorarios podrán tener la calidad de Agentes Públicos, para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

02 Se informará a la Comisión Especial Mixta de Presupuestos, semestralmente, sobre el avance del proyecto y respecto de los usuarios y volumen de operación de este sistema.

MINISTERIO DE HACIENDA
Dirección de Presupuestos
Dirección de Presupuestos (01)

PARTIDA	:	08
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		24.068.535
07		INGRESOS DE OPERACIÓN		12.360
08		OTROS INGRESOS CORRIENTES		77.250
	01	Recuperaciones y Reembolsos por Licencias Médicas		69.010
	02	Multas y Sanciones Pecuniarias		4.120
	99	Otros		4.120
09		APORTE FISCAL		23.977.772
	01	Libre		20.824.300
	03	Servicio de la Deuda Externa		3.153.472
12		RECUPERACIÓN DE PRÉSTAMOS		1.133
	10	Ingresos por Percibir		1.133
15		SALDO INICIAL DE CAJA		20
		GASTOS		24.068.535
21		GASTOS EN PERSONAL	02	13.764.255
22		BIENES Y SERVICIOS DE CONSUMO	03	5.814.018
25		INTEGROS AL FISCO		2.418
	01	Impuestos		2.418
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		1.334.352
	04	Mobiliario y Otros		43.466
	05	Máquinas y Equipos		51.500
	06	Equipos Informáticos		388.276
	07	Programas Informáticos	04	851.110
34		SERVICIO DE LA DEUDA		3.153.492
	02	Amortización Deuda Externa		2.937.294
	04	Intereses Deuda Externa		216.178
	07	Deuda Flotante		20

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :

a) Dotación máxima de personal — 369

Hasta 22 funcionarios a contrata podrán desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

b) Horas extraordinarias año

– Miles de $ — 460.314

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 18.762

– En el exterior en Miles de $ — 4.696

d) Convenios con personas naturales

– Miles de $ — 2.535.625

Hasta 12 funcionarios que se contraten, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los contratos respectivos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 18
   – Miles de $ 197.520
f) Convenios con personas naturales para la realización de evaluaciones, en la Línea Evaluación de Programas Gubernamentales (EPG)
   – Miles de $ 309.000

03 Incluye :
a) Capacitación y perfeccionamiento, Ley Nº 18.575
   – Miles de $ 92.700
b) El Servicio podrá proporcionar con cargo a estos recursos, durante el proceso presupuestario en el período julio a diciembre, refrigerios en los días sábados, domingos y festivos y en horario a continuación de la jornada ordinaria y en las Comisiones Técnicas; así como también alojamientos y traslados desde Santiago hacia el Congreso Nacional y viceversa, y en la V Región de Valparaíso radiotaxi hacia y desde el Congreso Nacional, sin restricción de horario.
c) Hasta $ 1.026.910 miles para financiar Evaluaciones de Programas e Instituciones en el Sector Público

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA

Servicio de Impuestos Internos

Servicio de Impuestos Internos (01, 05)

PARTIDA	:	08
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		140.124.909
07		INGRESOS DE OPERACIÓN		787.253
08		OTROS INGRESOS CORRIENTES		1.620.170
	01	Recuperaciones y Reembolsos por Licencias Médicas		1.549.928
	02	Multas y Sanciones Pecuniarias		70.242
09		APORTE FISCAL		137.679.721
	01	Libre		137.679.721
10		VENTA DE ACTIVOS NO FINANCIEROS		37.755
	03	Vehículos		33.667
	04	Mobiliario y Otros		4.088
15		SALDO INICIAL DE CAJA		10
		GASTOS		140.124.909
21		GASTOS EN PERSONAL	02	109.708.440
22		BIENES Y SERVICIOS DE CONSUMO	03	20.672.918
25		INTEGROS AL FISCO		10
	01	Impuestos		10
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		7.763.954
	04	Mobiliario y Otros		880.440
	05	Máquinas y Equipos		235.316
	06	Equipos Informáticos		2.535.281
	07	Programas Informáticos	04	4.112.917
31		INICIATIVAS DE INVERSIÓN		1.979.577
	02	Proyectos		1.979.577
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos 161

02 Incluye :

a) Dotación máxima de personal 4.837

b) Horas extraordinarias año
– Miles de $ 7.804.759

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 2.626.631
– En el exterior en Miles de $ 27.270

d) Convenios con personas naturales
– Miles de $ 426.620

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 47
– Miles de $ 987.358

03	Incluye : a) Capacitación y perfeccionamiento, Ley N° 18.575 – Miles de $	 1.436.712
	b) Autorización máxima para gastos en Salas Cunas y/o Jardines Infantiles – Miles de $	 153.831
04	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	
05	Antes del 31 de enero de 2015, el Servicio de Impuestos Internos deberá informar a la Comisión Especial Mixta de Presupuestos, sobre el plan de difusión y seguimiento de la Reforma Tributaria, incluyendo los recursos destinados a este concepto. Adicionalmente, y de manera trimestral, se deberá informar sobre el estado de avance del plan de difusión y seguimiento de la Reforma Tributaria.	

MINISTERIO DE HACIENDA
Servicio Nacional de Aduanas
Servicio Nacional de Aduanas (01)

PARTIDA	:	08
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		64.872.829
06		RENTAS DE LA PROPIEDAD		7.749
08		OTROS INGRESOS CORRIENTES		3.672.498
	01	Recuperaciones y Reembolsos por Licencias Médicas		530.623
	02	Multas y Sanciones Pecuniarias		45.416
	99	Otros		3.096.459
09		APORTE FISCAL		61.110.790
	01	Libre		61.110.790
10		VENTA DE ACTIVOS NO FINANCIEROS		81.782
	03	Vehículos		81.782
15		SALDO INICIAL DE CAJA		10
		GASTOS		64.872.829
21		GASTOS EN PERSONAL	02	46.273.554
22		BIENES Y SERVICIOS DE CONSUMO	03	8.268.391
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		7.940.843
	03	Vehículos		294.651
	04	Mobiliario y Otros		30.923
	05	Máquinas y Equipos		3.572.207
	06	Equipos Informáticos		1.612.303
	07	Programas Informáticos	04	2.120.562
	99	Otros Activos no Financieros		310.197
31		INICIATIVAS DE INVERSIÓN		2.390.031
	02	Proyectos		2.390.031
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos 80

02 Incluye :

a) Dotación máxima de personal 1.924

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe del Servicio, en la que deberá precisarse las referidas funciones.

Dicho personal no podrá exceder de 10 funcionarios.

b) Horas extraordinarias año

– Miles de $ 452.791

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 8.921.579

– En el exterior en Miles de $ 61.173

d) Convenios con personas naturales

– Miles de $ 80.133

	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	31
	– Miles de $	277.448
	f) Autorización máxima para gastos en Asignación por Turnos, Artículo 12 Ley Nº 19.479	
	– Miles de $	6.061.453
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	300.908
04	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	

MINISTERIO DE HACIENDA

Servicio de Tesorerías

Servicio de Tesorerías (01)

PARTIDA	:	08
CAPÍTULO	:	05
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		48.506.824
08		OTROS INGRESOS CORRIENTES		729.473
	01	Recuperaciones y Reembolsos por Licencias Médicas		729.473
09		APORTE FISCAL		47.777.341
	01	Libre		47.777.341
15		SALDO INICIAL DE CAJA		10
		GASTOS		48.506.824
21		GASTOS EN PERSONAL	02	31.474.606
22		BIENES Y SERVICIOS DE CONSUMO	03	11.388.723
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		5.529.963
	03	Vehículos		121.622
	04	Mobiliario y Otros		78.393
	05	Máquinas y Equipos		73.105
	06	Equipos Informáticos		2.947.131
	07	Programas Informáticos	04	2.309.712
31		INICIATIVAS DE INVERSIÓN		113.522
	02	Proyectos		113.522
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos 62

02 Incluye :

a) Dotación máxima de personal 1.882

b) Horas extraordinarias año
 – Miles de $ 757.921

c) Autorización máxima para gastos en viáticos
 – En territorio nacional en Miles de $ 1.245.978
 – En el exterior en Miles de $ 13.645

d) Convenios con personas naturales
 – Miles de $ 594.432

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
 – Nº de personas 29
 – Miles de $ 129.780

03 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575
 – Miles de $ 274.433

b) El Servicio podrá proporcionar con cargo a estos recursos, en el período de abril a junio, con motivo de la "Operación Renta", refrigerios en los días sábado, domingo y festivos y en horario a continuación de la jornada ordinaria, a los funcionarios del Servicio y al personal contratado para participar en ella.

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA

Dirección de Compras y Contratación Pública

Dirección de Compras y Contratación Pública (01, 02, 03, 04)

PARTIDA	: 08
CAPÍTULO	: 07
PROGRAMA	: 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**7.778.337**
08			**OTROS INGRESOS CORRIENTES**		**3.936**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**3.916**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**7.762.401**
	01		**Libre**		**7.762.401**
15			**SALDO INICIAL DE CAJA**		**12.000**
			GASTOS		**7.778.337**
21			**GASTOS EN PERSONAL**	**05**	**3.966.808**
22			**BIENES Y SERVICIOS DE CONSUMO**	**06**	**3.301.542**
24			**TRANSFERENCIAS CORRIENTES**		**303.290**
	03		**A Otras Entidades Públicas**		**303.290**
		032	Tribunal de Compras Públicas	07	291.290
		034	Devolución Boletas de Garantía		12.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**206.687**
	04		**Mobiliario y Otros**		**10.300**
	06		**Equipos Informáticos**		**10.987**
	07		**Programas Informáticos**	**08**	**185.400**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 2

02 Al Sistema de Información de Compras y Contrataciones de la Administración y a los Convenios Marco suscritos por la Dirección, podrán adherir voluntariamente los órganos del sector público que no estén regidos por la Ley Nº 19.886 y las personas jurídicas receptoras de fondos públicos, según lo establecido en la Ley Nº 19.862, respecto de los fondos que reciban.
Tal adhesión deberán comunicarla previamente a esta institución. Asimismo, la Dirección podrá aceptar la incorporación de las organizaciones afectas a la Ley Nº 20.285.

03 La Dirección de Compras y Contrataciones Públicas implementará un sistema de seguimiento de contratos para los efectos del cumplimiento por parte de las entidades públicas, de lo establecido en el artículo 18 de la ley Nº 19.886, en cuanto a la obligación de realizar todos sus procesos de contratación de bienes y servicios a través de los sistemas electrónicos o digitales que establezca esta Institución.

04 Los contratos tipo contenidos en las bases de licitación de Convenio Marco se entenderán perfeccionados una vez notificada a través del Sistema de Información, la adjudicación respectiva, correspondiendo al adjudicatario actualizar en el Registro de Proveedores del Estado sus antecedentes legales y acompañar los demás documentos requeridos por la Dirección de Compras y Contrataciones Públicas.

05 Incluye :
a) Dotación máxima de personal 127

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.
Dicho personal no podrá exceder de 16 funcionarios.

b) Horas extraordinarias año
   – Miles de $ 10.026

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ 19.063
   – En el exterior en Miles de $ 5.778

d) Convenios con personas naturales
   – Miles de $ 474.545

06 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 43.761

07 Con cargo a esta asignación, se financiarán las dietas correspondientes a los jueces integrantes del Tribunal, así como también los recursos humanos y los gastos necesarios para su adecuado funcionamiento; de acuerdo a lo establecido en la Ley Nº 19.886 de Compras y Contratación Pública.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA
Superintendencia de Valores y Seguros
Superintendencia de Valores y Seguros (01)

PARTIDA	:	08
CAPÍTULO	:	08
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**15.161.482**
08			**OTROS INGRESOS CORRIENTES**		**313.666**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**293.066**
	02		**Multas y Sanciones Pecuniarias**		**10.300**
	99		**Otros**		**10.300**
09			**APORTE FISCAL**		**14.847.806**
	01		**Libre**		**14.687.153**
	02		**Servicio de la Deuda Interna**		**160.653**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**15.161.482**
21			**GASTOS EN PERSONAL**	02	**12.159.186**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**2.676.873**
24			**TRANSFERENCIAS CORRIENTES**		**26.750**
	01		**Al Sector Privado**		**1.170**
		006	Asociación de Supervisores de Seguros de América Latina - ASSAL		1.170
	07		**A Organismos Internacionales**		**25.580**
		001	Organización Internacional de Comisiones de Valores		12.946
		002	Asociación Internacional de Supervisores de Seguros		12.634
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**138.020**
	04		**Mobiliario y Otros**		**16.480**
	07		**Programas Informáticos**	04	**121.540**
34			**SERVICIO DE LA DEUDA**		**160.653**
	01		**Amortización Deuda Interna**		**88.739**
	03		**Intereses Deuda Interna**		**71.904**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :
- a) Dotación máxima de personal — 341
- b) Horas extraordinarias año
  - – Miles de $ — 39.876
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 5.022
  - – En el exterior en Miles de $ — 34.240
- d) Convenios con personas naturales
  - – Miles de $ — 170.136

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 160.680

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA

Superintendencia de Bancos e Instituciones Financieras

Superintendencia de Bancos e Instituciones Financieras (01)

PARTIDA : 08
CAPÍTULO : 11
PROGRAMA : 01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**46.929.457**
06		**RENTAS DE LA PROPIEDAD**		**360.500**
07		**INGRESOS DE OPERACIÓN**		**96**
08		**OTROS INGRESOS CORRIENTES**		**46.566.676**
	01	**Recuperaciones y Reembolsos por Licencias Médicas**		**71.080**
	99	**Otros**		**46.495.596**
10		**VENTA DE ACTIVOS NO FINANCIEROS**		**2.175**
	04	**Mobiliario y Otros**		**2.165**
	05	**Máquinas y Equipos**		**10**
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**46.929.457**
21		**GASTOS EN PERSONAL**	**02**	**11.199.456**
22		**BIENES Y SERVICIOS DE CONSUMO**	**03**	**4.874.481**
24		**TRANSFERENCIAS CORRIENTES**		**17.829**
	01	**Al Sector Privado**		**3.186**
	175	Instituto de Estudios Bancarios		3.186
	07	**A Organismos Internacionales**		**14.643**
	001	Asociación de Supervisores Bancarios de las Américas - ASBA		14.643
25		**INTEGROS AL FISCO**		**30.767.126**
	01	**Impuestos**		**64**
	03	**Excedentes de Caja**	**04**	**30.767.062**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**70.555**
	04	**Mobiliario y Otros**		**6.180**
	05	**Máquinas y Equipos**		**3.090**
	06	**Equipos Informáticos**		**3.605**
	07	**Programas Informáticos**	**05**	**57.680**
34		**SERVICIO DE LA DEUDA**		**10**
	07	**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 257

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Dicho personal no podrá exceder de 10 funcionarios.

b) Horas extraordinarias año
– Miles de $ — 61.006

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 32.403
– En el exterior en Miles de $ — 48.369

d) Convenios con personas naturales
– Miles de $ — 506.623

03 Incluye :

a) Capacitación y perfeccionamiento, Ley N° 18.575
   – Miles de $ 191.278

b) Incluye recursos para financiar el gasto correspondiente al inciso final del artículo 15 del DFL N° 1383, de 1975 del Ministerio de Hacienda.

04 Para efectos de lo señalado en el artículo 29 bis del D.L. N° 1.263 de 1975, la Superintendencia de Bancos e Instituciones Financieras deberá transferir al Servicio de Tesorerías la totalidad de los excedentes de caja de que disponga, en la primera quincena de los meses de marzo, septiembre y diciembre de 2015, salvo los estrictamente necesarios para su operación entre cada uno de dichos períodos.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA

Dirección Nacional del Servicio Civil

Dirección Nacional del Servicio Civil (01)

PARTIDA : 08
CAPÍTULO : 15
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**9.993.975**
05			**TRANSFERENCIAS CORRIENTES**		**106.401**
	07		**De Organismos Internacionales**		**106.401**
		002	Banco Mundial - Fortalecimiento del Sistema de Alta Dirección Pública		106.401
08			**OTROS INGRESOS CORRIENTES**		**52.033**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**51.518**
	99		**Otros**		**515**
09			**APORTE FISCAL**		**9.827.291**
	01		**Libre**		**9.717.580**
	03		**Servicio de la Deuda Externa**		**109.711**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**8.240**
	10		**Ingresos por Percibir**		**8.240**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**9.993.975**
21			**GASTOS EN PERSONAL**	02, 03, 04	**4.112.593**
22			**BIENES Y SERVICIOS DE CONSUMO**	03, 04, 05	**5.480.966**
24			**TRANSFERENCIAS CORRIENTES**		**1.030**
	01		**Al Sector Privado**		**1.030**
		003	Fondo de Becas Ley N° 19.882		1.030
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**289.675**
	04		**Mobiliario y Otros**		**2.060**
	05		**Máquinas y Equipos**		**515**
	06		**Equipos Informáticos**		**2.215**
	07		**Programas Informáticos**	06	**284.885**
34			**SERVICIO DE LA DEUDA**		**109.711**
	02		**Amortización Deuda Externa**		**98.087**
	04		**Intereses Deuda Externa**		**11.614**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 135
El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.
Dicho personal no podrá exceder de 12 funcionarios.

b) Horas extraordinarias año
– Miles de $ — 31.795

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 24.240
– En el exterior en Miles de $ — 2.947

d) Convenios con personas naturales
– Miles de $ — 339.534

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 13
– Miles de $ — 236.657

03 Para el cumplimiento de lo establecido en el artículo 31 bis, y siguientes, del Decreto con Fuerza de Ley N° 1, del Ministerio de Educación, de 1997 (Estatuto Docente), incluye:
a) $578.945 miles, en Subtítulo 21, Gastos en Personal.
b) $384.310 miles, en Subtítulo 22, Bienes y Servicios de Consumo.
Del uso y ejecución de estos recursos, la Dirección Nacional del Servicio Civil informará trimestralmente al Ministerio de Educación.

04 Para el Programa Desafío Innovación para funcionarios públicos se incluyen $172.926 miles para la ejecución y operación del concurso anual para destacar a los funcionarios de la Administración Central del Estado que logren mejoramientos exitosos en la gestión de sus servicios como fruto de innovaciones. Los recursos de esta glosa se distribuyen de la siguiente manera:
a) $ 27.517 miles, en Subtítulo 21, Gastos en Personal.
b) $145.409 miles, en Subtítulo 22, Bienes y Servicios de Consumo.
Los reconocimientos a los funcionarios ganadores podrán incluir, entre otros, pasantías de conocimiento de experiencias en entidades públicas o de alta experticia, que se destaquen a nivel internacional y cuyas experiencias tengan relación con la labor de los servicios de dichos funcionarios.
Para efectos de las pasantías mencionadas, se podrán pagar pasajes aéreos y viáticos para los servidores públicos, cualquiera que sea su calidad jurídica en los órganos de la administración del Estado que participen en esta actividad, que se entenderán de pleno derecho, para este efecto, en comisión de servicios regida por las normas de la Ley N° 18.834, sobre Estatuto Administrativo y el D.F.L. N° 1 de Hacienda de 1991, cuando deban cumplirse en el extranjero.

05 Incluye :
a) Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 39.263
b) Para concursos Públicos, Ley N° 19.882 incluye $ 4.096.510 miles. Con cargo a estos recursos se podrá efectuar gastos de traslado, alimentación y permanencia tanto de candidatos como de consejeros o sus representantes, para efectos de dar cumplimiento a los principios de igualdad y no discriminación, aplicables en los procesos de selección de cargos, conforme a la Ley N° 19.882.
La Dirección Nacional del Servicio Civil deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos del conjunto de concursos llevados a cabo en el trimestre respectivo y el acumulado del año, especificando cada uno de los cargos llamado a concurso en el trimestre, el nivel jerárquico asociado a los cargos concursados, el Ministerio o Servicio a que corresponden dichos cargos, el resultado que tengan, su tiempo promedio de duración y los costos asociados a ellos.
En el mismo informe indicado y con el detalle o desglose que sea aplicable en su caso, deberá remitir un calendario de los concursos que se desarrollarán en el trimestre siguiente en función de los cargos vacantes informados o los provistos provisoria y transitoriamente cuyo plazo de duración expire en dicho semestre.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA
Unidad de Análisis Financiero
Unidad de Análisis Financiero (01)

PARTIDA	:	08
CAPÍTULO	:	16
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**2.334.475**
09			**APORTE FISCAL**		**2.334.465**
	01		**Libre**		**2.334.465**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**2.334.475**
21			**GASTOS EN PERSONAL**	**02**	**1.618.359**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**708.447**
24			**TRANSFERENCIAS CORRIENTES**		**3.024**
	07		**A Organismos Internacionales**		**3.024**
		001	EGMONT		3.024
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**4.635**
	04		**Mobiliario y Otros**		**2.575**
	05		**Máquinas y Equipos**		**2.060**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 46

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Dicho personal no podrá exceder de 2 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 2.973

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 6.230

– En el exterior en Miles de $ — 14.085

d) Convenios con personas naturales

– Miles de $ — 35.005

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ — 12.047

MINISTERIO DE HACIENDA
Superintendencia de Casinos de Juego
Superintendencia de Casinos de Juego (01)

PARTIDA : 08
CAPÍTULO : 17
PROGRAMA : 01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		4.049.269
08		OTROS INGRESOS CORRIENTES		1.060
	01	Recuperaciones y Reembolsos por Licencias Médicas		530
	02	Multas y Sanciones Pecuniarias		530
09		APORTE FISCAL		4.048.199
	01	Libre		4.048.199
15		SALDO INICIAL DE CAJA		10
		GASTOS		4.049.269
21		GASTOS EN PERSONAL	02	2.136.890
22		BIENES Y SERVICIOS DE CONSUMO	03	1.469.551
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		442.818
	04	Mobiliario y Otros		119.521
	05	Máquinas y Equipos		73.954
	07	Programas Informáticos	04	249.343
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 55
El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que podrá precisarse las referidas funciones.
Dicho personal no podrá exceder de 6 funcionarios.

b) Horas extraordinarias año
– Miles de $ — 1.171

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 23.816
– En el exterior en Miles de $ — 11.281

d) Convenios con personas naturales
– Miles de $ — 105.765

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 2
– Miles de $ — 32.272

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 35.020

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE HACIENDA
Consejo de Defensa del Estado
Consejo de Defensa del Estado (01)

PARTIDA	:	08
CAPÍTULO	:	30
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	MonedaNacional Milesde$
			INGRESOS		19.070.963
08			OTROS INGRESOS CORRIENTES		299.888
	01		Recuperaciones y Reembolsos por Licencias Médicas		153.820
	99		Otros		146.068
09			APORTE FISCAL		18.313.086
	01		Libre		18.270.806
	03		Servicio de la Deuda Externa		42.280
10			VENTA DE ACTIVOS NO FINANCIEROS		181.653
	02		Edificios		173.413
	03		Vehículos		8.240
14			ENDEUDAMIENTO		276.326
	02		Endeudamiento Externo		276.326
15			SALDO INICIAL DE CAJA		10
			GASTOS		19.070.963
21			GASTOS EN PERSONAL	02	15.662.064
22			BIENES Y SERVICIOS DE CONSUMO	03	2.166.146
24			TRANSFERENCIAS CORRIENTES		425.927
	03		A Otras Entidades Públicas		425.927
		099	Fortalecimiento CDE - BID	04	425.927
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		774.536
	02		Edificios		632.832
	03		Vehículos		33.990
	06		Equipos Informáticos		45.914
	07		Programas Informáticos	05	61.800
34			SERVICIO DE LA DEUDA		42.290
	04		Intereses Deuda Externa		42.280
	07		Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos — 19

02 Incluye :

a) Dotación máxima de personal — 573

b) Horas extraordinarias año
– Miles de $ — 17.661

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 73.047
– En el exterior en Miles de $ — 2.947

d) Convenios con personas naturales
– Miles de $ — 535.085

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 9
– Miles de $ — 95.171

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 92.023

04 Se podrá comprometer con cargo a futuros presupuestos hasta $ 500.126 miles por sobre el gasto autorizado en esta asignación.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS
PARA EL AÑO 2015

PARTIDA 09

MINISTERIO DE EDUCACIÓN

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Educación
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	8.082.014.548	–	8.082.014.548
05	Transferencias Corrientes	234.990.132	–	234.990.132
06	Rentas de la Propiedad	4.927	–	4.927
07	Ingresos de Operación	2.047.937	–	2.047.937
08	Otros Ingresos Corrientes	28.186.464	–	28.186.464
09	Aporte Fiscal	7.780.891.407	–	7.780.891.407
10	Venta de Activos No Financieros	10.232	–	10.232
12	Recuperación de Préstamos	20.406.109	–	20.406.109
13	Transferencias para Gastos de Capital	1.295.740	–	1.295.740
14	Endeudamiento	14.131.600	–	14.131.600
15	Saldo Inicial de Caja	50.000	–	50.000
	GASTOS	8.082.014.548	–	8.082.014.548
21	Gastos en Personal	279.472.159	–	279.472.159
22	Bienes y Servicios de Consumo	63.513.313	–	63.513.313
23	Prestaciones de Seguridad Social	9.396.493	–	9.396.493
24	Transferencias Corrientes	6.506.856.517	–	6.506.856.517
25	Integros al Fisco	221.042	–	221.042
29	Adquisición de Activos No Financieros	17.835.937	–	17.835.937
30	Adquisición de Activos Financieros	424.150.878	–	424.150.878
31	Iniciativas de Inversión	267.195.452	–	267.195.452
33	Transferencias de Capital	488.470.565	–	488.470.565
34	Servicio de la Deuda	24.861.133	–	24.861.133
35	Saldo Final de Caja	41.059	–	41.059

GLOSA :

01 No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de personal establecidas en cada uno de los Capítulos y Programas de esta Partida.

Sub-Título	Clasificación Económica	Subsecretaría de Educación	Superintendencia de Educación	Agencia de Calidad de la Educación	Dirección de Bibliotecas, Archivos y Museos
	INGRESOS	6.211.989.129	19.115.241	33.633.776	48.925.438
05	Transferencias Corrientes	150.899.248	–	–	380.872
06	Rentas de la Propiedad	1.117	–	–	–
07	Ingresos de Operación	1.239.443	–	–	443.931
08	Otros Ingresos Corrientes	8.150.164	25.150	2.114	365.682
09	Aporte Fiscal	6.017.300.321	19.089.091	33.630.147	47.732.953
10	Venta de Activos No Financieros	–	–	–	–
12	Recuperación de Préstamos	20.244.236	–	515	–
13	Transferencias para Gastos de Capital	–	–	–	–
14	Endeudamiento	14.131.600	–	–	–
15	Saldo Inicial de Caja	23.000	1.000	1.000	2.000
	GASTOS	6.211.989.129	19.115.241	33.633.776	48.925.438
21	Gastos en Personal	79.618.146	15.338.955	5.833.386	20.208.671
22	Bienes y Servicios de Consumo	15.777.102	3.078.188	1.820.236	10.871.534
23	Prestaciones de Seguridad Social	–	–	–	395.211
24	Transferencias Corrientes	5.206.958.540	–	25.395.009	8.215.715
25	Integros al Fisco	175.312	–	–	17.089
29	Adquisición de Activos No Financieros	6.353.505	696.098	583.145	3.769.439
30	Adquisición de Activos Financieros	424.150.878	–	–	–
31	Iniciativas de Inversión	8.683.156	–	–	4.881.624
33	Transferencias de Capital	445.410.298	–	–	560.155
34	Servicio de la Deuda	24.842.133	1.000	1.000	3.000
35	Saldo Final de Caja	20.059	1.000	1.000	3.000

PUESTOS AÑO 2015
de Educación
de $

Comisión Nacional de Investigación Científica y Tecnológica	Junta Nacional de Auxilio Escolar y Becas	Junta Nacional de Jardines Infantiles	Consejo de Rectores	Consejo Nacional de Educación	Consejo Nacional de la Cultura y las Artes
283.387.530	808.874.391	572.169.486	415.199	2.164.868	101.339.490
42.378.320	9.380.150	31.699.940	251.602	–	–
3.810	–	–	–	–	–
7.028	–	1.074	161.597	183.237	11.627
2.130.104	8.406.182	8.729.051	–	4.872	373.145
238.856.268	791.014.784	531.737.421	–	1.951.612	99.578.810
–	10.232	–	–	–	–
–	60.043	–	–	23.147	78.168
–	–	–	–	–	1.295.740
–	–	–	–	–	–
12.000	3.000	2.000	2.000	2.000	2.000
283.387.530	808.874.391	572.169.486	415.199	2.164.868	101.339.490
5.136.175	12.342.350	125.971.376	234.997	1.571.881	13.216.222
1.350.586	4.287.488	21.614.874	149.374	252.864	4.311.067
–	618.251	8.357.247	–	103	25.681
271.466.224	774.205.777	153.033.416	–	311.776	67.270.060
515	–	1.576	25.802	103	645
195.700	933.329	4.395.222	3.026	26.141	880.332
–	–	–	–	–	–
–	–	250.527.580	–	–	3.103.092
5.226.330	16.481.196	8.264.195	–	–	12.528.391
5.000	3.000	2.000	1.000	1.000	2.000
7.000	3.000	2.000	1.000	1.000	2.000

MINISTERIO DE EDUCACIÓN

Subsecretaría de Educación

Subsecretaría de Educación (01, 02, 03)

PARTIDA	:	09
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**309.666.156**
05			**TRANSFERENCIAS CORRIENTES**		**8.531.857**
	02		**Del Gobierno Central**		**8.531.857**
		007	Ley N° 20.595 y Sistema Chile Solidario		2.166.457
		080	Fondo para la Educación, Ley N° 20.630		6.365.400
06			**RENTAS DE LA PROPIEDAD**		**1.117**
07			**INGRESOS DE OPERACIÓN**		**1.239.443**
	02		**Venta de Servicios**		**1.239.443**
08			**OTROS INGRESOS CORRIENTES**		**547.244**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**546.130**
	99		**Otros**		**1.114**
09			**APORTE FISCAL**		**299.338.985**
	01		**Libre**		**299.338.985**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**6.510**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**309.666.156**
21			**GASTOS EN PERSONAL**	**04**	**30.447.733**
22			**BIENES Y SERVICIOS DE CONSUMO**	**05**	**7.451.716**
24			**TRANSFERENCIAS CORRIENTES**		**184.324.032**
	01		**Al Sector Privado**		**178.809.882**
		002	Premio al Mérito Juan Vilches Jiménez, D.S.(Ed.) N° 391/2003		1.389
		024	Convenio INTEGRA	06	174.672.634
		181	Fundación Tiempos Nuevos	07	3.567.027
		184	Instituto de Chile	08	453.594
		185	Premios Nacionales y Premio Luis Cruz Martínez		115.238
	03		**A Otras Entidades Públicas**		**5.514.150**
		090	Consejo de Calificación Cinematográfica		3.530
		136	Desarrollo de Capacidades para el Estudio e Investigaciones Pedagógicas	09	3.090.000
		381	Intercambios Docentes, Cultural y de Asistencia	10	266.882
		532	Sistema de Información y Gestión Escolar	11	2.153.738
25			**INTEGROS AL FISCO**		**175.312**
	01		**Impuestos**		**175.312**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**	**12**	**4.293.505**
	03		**Vehículos**		**35.535**
	04		**Mobiliario y Otros**		**289.816**
	05		**Máquinas y Equipos**		**139.112**
	06		**Equipos Informáticos**		**1.603.968**
	07		**Programas Informáticos**		**2.225.074**
31			**INICIATIVAS DE INVERSIÓN**		**1.149.480**
	02		**Proyectos**		**1.149.480**
33			**TRANSFERENCIAS DE CAPITAL**		**81.822.291**
	01		**Al Sector Privado**		**81.822.291**
		024	Convenio INTEGRA	06	81.822.291
34			**SERVICIO DE LA DEUDA**		**1.028**
	07		**Deuda Flotante**		**1.028**
35			**SALDO FINAL DE CAJA**		**1.059**

GLOSAS :

01 Se otorgará la calidad de agente público, para todos los efectos legales, a 32 personas que se encuentren contratadas a honorarios y sean responsables de programas, dentro de los Programas Presupuestarios del Capítulo Subsecretaría de Educación.

02 Dotación máxima de vehículos, comprende:

a) Dotación máxima de vehículos que sirven a la Subsecretaría de Educación:	25
b) Dotación máxima de vehículos que forman parte del inventario de los establecimientos educacionales de enseñanza media técnico profesional, regidos conforme el D.L. N° 3.166, de 1980:	24

03 Anualmente la Subsecretaría remitirá a las Comisiones de Educación de ambas Cámaras información, desagregada por edad, relativa al número de alumnos en el sistema escolar, desagregados por el tipo de sostenedor y nivel educacional, para cada comuna y región.

04 Incluye :

a) Dotación máxima de personal	1.342
b) Horas extraordinarias año	
– Miles de $	264.135
c) Autorización máxima para gastos en viáticos	
– En territorio nacional en Miles de $	269.381
– En el exterior en Miles de $	72.214
d) Convenios con personas naturales	
– Miles de $	4.424.785
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
– N° de personas	55
– Miles de $	646.024

La contratación de expertos extranjeros podrá realizarse, en casos calificados por el Subsecretario de Educación, sin sujeción a las exigencias del Decreto Supremo de Hacienda N° 98 de 1991, artículo 12 del D.F.L. N° 29 de 2004 que fija texto refundido, coordinado y sistematizado de la Ley N° 18.834, artículo 48 del D.L. N° 1.094 de 1975 y del artículo 100 del Decreto N° 597 de 1984, del Ministerio de Interior.

El personal a contrata del Capítulo 01 Subsecretaría de Educación podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Subsecretario de Educación, en la que deberá precisar las referidas funciones. Con todo, el personal contratado en estas condiciones no podrá exceder de 35 funcionarios.

05 Incluye :

a) Capacitación y perfeccionamiento, Ley N° 18.575	
– Miles de $	393.926
b) Prevención de riesgos y mejoramiento de ambientes laborales	
– Miles de $	110.231

06 El convenio entre el Ministerio de Educación e INTEGRA establecerá, entre otros, la forma en que se entregarán estos recursos, el uso que la Fundación INTEGRA podrá dar a ellos, la forma en que mensualmente rendirá cuenta de la ejecución de los mismos al Ministerio de Educación y el número de niños que atenderá en cada nivel y modalidad.

El acto administrativo que apruebe el convenio antes señalado deberá ser visado por la Dirección de Presupuestos.

El Programa INTEGRA dará acceso preferente a los niños en edad preescolar beneficiarios de la Ley N° 20.595 y Sistema Chile Solidario.

Sin perjuicio de lo establecido en el inciso primero del Art. 3 de la Ley N° 16.744, durante el año 2015 quedarán cubiertos por el seguro escolar a que se refiere dicha ley, los párvulos atendidos por Fundación INTEGRA y por aquellas entidades que reciban aportes por transferencias de fondos, a través de esta.

El Ministerio de Educación enviará copia del convenio suscrito con INTEGRA a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de enero de 2015, desagregadas por nivel educacional, modalidad de atención y región.

Asimismo deberá informar semestralmente a la mencionada Comisión, dentro de los treinta días siguientes al término del semestre respectivo, sobre el grado de avance en el cumplimiento de dichas metas.

Además enviará semestralmente a la Unidad de asesoría Presupuestaria del Congreso Nacional, a las Comisiones de Educación de la Cámara de Diputados y del Senado información actualizada, desagregada por regiones y comunas, sobre los detalles del convenio suscrito con INTEGRA, la cantidad de establecimientos, capacidad de atención y matrícula y la atención de niños y niñas en situación de vulnerabilidad.

07 En el convenio respectivo se establecerán, entre otros, los servicios, el número de estudiantes y docentes que serán atendidos en forma gratuita en el Museo Interactivo y los gastos a ejecutar durante el año 2015, el cual será remitido al Congreso Nacional. Asimismo, en el mes de julio, la Fundación le remitirá en forma detallada el nivel de ejecución de dicho convenio.

Incluye :

a) $ 400.000 miles para la mantención mayor, mejoramiento y reposición de la infraestructura y equipamiento.
b) $ 400.000 miles para la reposición de nuevas muestras y/o módulos expositivos a incorporar como oferta educativa en el museo de Santiago, o como oferta itinerante.

08 Estos recursos serán transferidos conforme al convenio suscrito entre el Ministerio de Educación y el organismo receptor, en el cual deberá estipularse, entre otros, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.

El Ministerio deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

09 Conforme al Decreto N° 25, de 2006, del Ministerio de Educación, y sus modificaciones. Incluye el financiamiento para las siguientes líneas de acción:

a) Fondo de investigación educativa, con la participación de expertos.
   – Miles de $ 478.071
b) Fortalecimiento equipo de estudios y apoyo a la gestión municipal.
   – Miles de $ 579.634

   Fortalecer un equipo de análisis del sistema educacional que vincule información proveniente de diagnósticos derivados de estudios, investigaciones, o evaluaciones con estrategias de acción concretas en los sistemas de gestión de los municipios.

   El Ministerio de Educación deberá informar trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos, las nóminas del personal contratado con estos recursos, así como sus responsabilidades.
c) Gastos de operación para estudios, investigaciones y evaluaciones.
   – Miles de $ 22.445

El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos.

10 Para el cumplimiento de convenios y acuerdos con otros países y/o con organismos internacionales.

Incluye financiamiento para la organización de reuniones y/o actividades en el país, conforme a acuerdos internacionales sobre la educación y la ciencia, y pagar pasajes y estadía de expertos chilenos y extranjeros, por viajes desde y hacia el país, autorizados por resolución fundada del Subsecretario de Educación.

Los expertos chilenos que hagan uso de estos recursos deben desarrollar actividades en establecimientos educacionales.

Además, se considera financiamiento de reuniones y/o actividades con expertos nacionales, como parte del cumplimiento de compromisos internacionales, considerando pasajes aéreos y estadía para estos efectos.

El Ministerio deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre el resultado de las actividades realizadas en el marco del cumplimiento de convenios y acuerdos con otros países y organismos internacionales, dentro de los treinta días siguientes al término del respectivo semestre.

11 Recursos destinados al Sistema de Información y Gestión Escolar de acuerdo a lo establecido en la Resolución N° 216, del año 2011, del Ministerio de Educación y sus modificaciones.

Considera $ 39.469 miles para contratación de personal a honorarios, mediante resolución del Subsecretario de Educación, para mejoramiento de sistemas de información de subvenciones y procesamiento de información.

12 Incluye $ 113.538 miles para prevención de riesgos y mejoramiento de ambientes laborales.

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Programa de Infraestructura Educacional (01)

PARTIDA	:	09
CAPÍTULO	:	01
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**145.309.267**
08			**OTROS INGRESOS CORRIENTES**		**11.134**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**5.567**
	99		**Otros**		**5.567**
09			**APORTE FISCAL**		**145.297.133**
	01		**Libre**		**145.297.133**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**145.309.267**
21			**GASTOS EN PERSONAL**	**02**	**2.148.381**
22			**BIENES Y SERVICIOS DE CONSUMO**		**528.971**
24			**TRANSFERENCIAS CORRIENTES**		**1.236.000**
	03		**A Otras Entidades Públicas**		**1.236.000**
		002	Aporte Establecimientos DFL (Ed.) Nº 2, de 1998	03	1.236.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**	**04**	**2.060.000**
	05		**Máquinas y Equipos**		**2.060.000**
31			**INICIATIVAS DE INVERSIÓN**	**05**	**7.533.676**
	02		**Proyectos**		**7.533.676**
33			**TRANSFERENCIAS DE CAPITAL**		**131.800.239**
	02		**Al Gobierno Central**		**85.210.678**
		001	Subsecretaría de Desarrollo Regional y Administrativo - Programa 05	06	50.705.678
		004	Subsecretaría de Desarrollo Regional y Administrativo - Programa 03		34.505.000
	03		**A Otras Entidades Públicas**		**46.589.561**
		002	Equipamiento de Establecimientos de Educación Técnico Profesional	07	24.434.924
		021	Liceos Bicentenario de Excelencia	08	2.060.000
		024	Aporte Suplementario por Costo de Capital Adicional	09	2.884.000
		123	Infraestructura Establecimientos Subvencionados	10	17.210.637
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 7

02 Incluye :

a) Dotación máxima de personal — 61

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 20.390

d) Convenios con personas naturales
– Miles de $ — 882.437

03 Los recursos de esta asignación serán destinados al arriendo de inmuebles para suplir transitoriamente los establecimientos educacionales en construcción o reparación en los que, producto de dichas obras, no pueda desempeñarse con normalidad el proceso educativo en las zonas señaladas en el Decreto Supremo Nº 150, de 2010, del Ministerio del Interior.

Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación deberá informar a la Comisión Especial Mixta de Presupuestos sobre los arriendos efectuados con cargo a este ítem, el establecimiento que ocupará dichas dependencias, precisando la comuna y región de que se trate, el canon de arriendo y la duración del contrato. Asimismo, el Ministerio de Educación, a más tardar el 31 de enero, deberá enviar a dicha Comisión el listado de arriendos que con cargo a esta asignación se han ejecutado en años anteriores o se encuentran en ejecución.

04 Para financiar la adquisición de equipamiento para los establecimientos regidos por el D.L. Nº 3.166, de 1980, los que se podrán ejecutar directamente por el Ministerio de Educación y/o a través del administrador del establecimiento, conforme al Decreto Supremo Nº 101, de 2007, del Ministerio de Educación y sus modificaciones.

En todo caso, el equipamiento que se adquiera con estos recursos será de propiedad del Fisco y quedarán sujetos al mismo régimen de administración de los demás bienes entregados con motivo de los convenios en administración.

El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos la distribución comunal del equipamiento financiado con estos recursos, los montos asociados y su ejecución durante el período informado. Asimismo, enviará, con la misma periodicidad, a la mencionada Comisión un desglose a nivel comunal de los fondos asignados, individualizando los establecimientos beneficiados y entregando el detalle de equipamiento adquirido.

05 Con este ítem se podrán financiar intervenciones en infraestructura, incluidas demoliciones, para los establecimientos regidos por el D.L. Nº 3.166, de 1980, las que se podrán ejecutar directamente por el Ministerio de Educación y/o a través del administrador del establecimiento, conforme al Decreto Supremo Nº 101, del Ministerio de Educación, de 2007, y sus modificaciones, sin sujeción a las exigencias del D.F.L. Nº 850, de 1997, del Ministerio de Obras Públicas.

En todo caso, la infraestructura que se construya o adquiera con estos recursos será de propiedad del Fisco, y quedarán sujetos al mismo régimen de administración de los demás bienes entregados con motivo de los convenios en administración.

Durante el año 2015, los establecimientos regidos por el D.L. Nº 3.166, de 1980, que no hayan ingresado al régimen de jornada escolar completa diurna podrán continuar sin hacerlo.

Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación deberá informar a la Comisión Especial Mixta de Presupuestos la distribución por comuna de los proyectos financiados con cargo a estos recursos, los montos asociados a cada uno de dichos proyectos y el estado de avance en su ejecución durante el período informado.

06 Con cargo a estos recursos se podrá financiar la ejecución de proyectos de infraestructura y/o equipamiento y mobiliario educacional, y la compra de terrenos para la instalación o acondicionamiento de establecimientos o locales educacionales del sector municipal (municipalidades y corporaciones municipales).

Los procedimientos de entrega de estos recursos se establecerán en un convenio entre el Ministerio de Educación y la Subsecretaría de Desarrollo Regional y Administrativo, el que deberá ser aprobado antes del 31 de diciembre del 2014. Copia de dicho convenio deberá enviarse a la Comisión Especial Mixta de Presupuestos, antes del 31 de enero de 2015.

Incluye hasta $ 6.601.416 miles para financiar la adquisición, construcción y/o normalización de la infraestructura para incrementar la cobertura del primer y segundo nivel de transición parvularia.

El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos la distribución por comuna de los proyectos financiados con estos recursos, los montos asociados a estos proyectos y su ejecución durante el período informado.

07 Con cargo a estos recursos se financiará la adquisición de equipamiento de los establecimientos educacionales técnico profesionales municipales y de corporaciones municipales, y su destino y uso será exclusivamente para fines educacionales. Estos recursos ingresarán al patrimonio del sostenedor de los establecimientos educacionales y se ejecutarán conforme al Decreto Nº 423, del Ministerio de Educación, de 2007, y sus modificaciones.
El Ministerio de Educación podrá, mediante acto administrativo fundado, licitar directamente, contratar la ejecución de obras y de todas las demás acciones señaladas en el párrafo precedente.
Asimismo se podrán financiar los convenios de los establecimientos particulares subvencionados regidos por el D.F.L. (Ed.) Nº 2, de 1998, del Ministerio de Educación, que se encuentren vigentes a la fecha de publicación de la presente ley.
El Ministerio de Educación deberá informar semestralmente a las Comisiones de Educación de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos un desglose a nivel comunal de los fondos asignados mediante estos convenios, individualizando los establecimientos educacionales beneficiados y entregando un detalle del equipamiento adquirido.

08 Con cargo a estos recursos se podrá financiar la construcción, reposición, reparación y ampliación de establecimientos educacionales, así como la adquisición de equipamiento y mobiliario, y la preparación y desarrollo de los diseños de arquitectura y especialidades para los establecimientos denominados Liceos Bicentenario de Excelencia.
Los inmuebles construidos y los bienes muebles que se adquieran con cargo a estos recursos ingresarán al patrimonio del sostenedor y su destino y uso será exclusivamente para fines educacionales.
La ejecución de esta asignación se efectuará de acuerdo a la Resolución Nº 443, del Ministerio de Educación, de 2010, y sus modificaciones. Dichas modificaciones deberán ser visadas por la Dirección de Presupuestos.
El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del semestre respectivo, sobre el avance en la implementación de los 60 Liceos Bicentenario de Excelencia. Dicho informe debe incluir al menos, el avance de las inversiones realizadas, los mecanismos utilizados para la selección de alumnos, los cambios en la dotación de personal y los programas de mejoramiento educativo aplicados.

09 Los recursos considerados en esta asignación se destinarán y ejecutarán conforme a la Ley Nº 19.532. Durante el año 2015 los establecimientos educacionales que no hayan ingresado al régimen de jornada escolar completa diurna, debiendo haberlo hecho de acuerdo con lo dispuesto en la Ley Nº 19.532, podrán continuar sin ingresar a ese régimen educacional, pudiendo acceder, adjudicarse y/o percibir el aporte suplementario por costo de capital adicional en los plazos y condiciones que establece dicha ley.
Durante el año 2015, los sostenedores de establecimientos educacionales beneficiados con recursos del aporte suplementario por costo de capital adicional, podrán hacer uso de la excepción contenida en el Decreto Nº 5 del Ministerio de Educación, de 2011 y sus modificaciones.
Durante el año 2015 los propietarios de establecimientos educacionales de educación básica y media podrán acogerse al beneficio establecido en el artículo 13 de la Ley Nº 19.532, conforme a las condiciones y requisitos establecidos en dicha normativa y tendrán los derechos que ahí se indican.

10 Recursos destinados a financiar las construcciones, reparaciones y/o normalizaciones, incluido equipamiento y mobiliario, de los establecimientos educacionales regidos por el D.F.L. (Ed.) Nº 2, de 1998, ubicados en las zonas señaladas en el Decreto Supremo Nº 150, de 2010, del Ministerio del Interior, de conformidad a lo establecido en el Decreto Nº 41, de 2011, del Ministerio de Educación y sus modificaciones. La construcción y reparación incluirán las obras de demolición, desmontaje, desarme y similares.

Asimismo, estos recursos podrán ser utilizados para financiar la ejecución de proyectos con convenios aprobados durante el año 2010, para los mismos fines señalados en el inciso primero.
Incluye hasta $ 561.116 miles para infraestructura transitoria, como aulas de emergencia, inmuebles no construidos para uso educacional, entre otros, para suplir establecimientos educacionales en construcción o reparación en las zonas señaladas en el Decreto Supremo Nº 150, de 2010, del Ministerio del Interior. Los establecimientos beneficiados serán en cada caso, determinados mediante acto administrativo fundado del Ministerio de Educación.
Los bienes que se adquieran con estos recursos ingresarán al patrimonio del sostenedor del establecimiento educacional y su destino y uso será exclusivamente para fines educacionales por a lo menos 20 años.
Hasta el 25% de los recursos a que se refiere esta asignación podrán destinarse a financiar a los establecimientos particulares subvencionados.
El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos la distribución por comuna y tipo de sostenedor de los proyectos financiados con estos recursos, los montos asociados y su ejecución durante el período informado.

MINISTERIO DE EDUCACIÓN

Subsecretaría de Educación

Mejoramiento de la Calidad de la Educación

PARTIDA	:	09
CAPÍTULO	:	01
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**38.764.907**
08			**OTROS INGRESOS CORRIENTES**		**11.133**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**5.567**
	99		**Otros**		**5.566**
09			**APORTE FISCAL**		**38.751.774**
	01		**Libre**		**38.751.774**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**38.764.907**
21			**GASTOS EN PERSONAL**	**01**	**4.823.268**
22			**BIENES Y SERVICIOS DE CONSUMO**		**822.126**
24			**TRANSFERENCIAS CORRIENTES**		**33.117.512**
	03		**A Otras Entidades Públicas**		**33.117.512**
		385	Programa de Educación Intercultural Bilingüe	02	2.575.000
		620	Alianzas para el Mejoramiento de la Calidad de la Educación y Fomento de la Participación	03	3.180.007
		621	Programa Educación Técnico Profesional	04	5.434.274
		901	Asesoría y Apoyo a la Educación Escolar	05, 06	5.367.330
		902	Educación de Adultos y Reinserción Escolar	06, 07	11.845.000
		903	Transversalidad Educativa, Convivencia Escolar y Prevención del Consumo de Drogas	06, 08	3.090.000
		904	Transporte Escolar Rural	09	1.418.901
		905	Programa de Acceso a la Educación superior	10	207.000
34			**SERVICIO DE LA DEUDA**		**1.001**
	07		**Deuda Flotante**		**1.001**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 170

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 101.946

d) Convenios con personas naturales
– Miles de $ — 915.487

02 Recursos destinados al reconocimiento, respeto y protección de las culturas e idiomas originarios, mediante convenios con personas naturales y/o jurídicas pertinentes.
Contempla gastos de traslado y estadía de alumnos, profesores y representantes de las comunidades originarias, que participan en actividades de capacitación y desarrollo de la Unidad.
Incluye gastos para el desarrollo de estrategias, actividades y acciones señaladas en la Resolución Exenta Nº 5.242 (Ed.) de 2008 y a lo establecido en el Convenio Nº 169 sobre Pueblos Indígenas y Tribales en Países Independientes de la Organización Internacional del Trabajo OIT.

Considera fondos para financiar proyectos de iniciativas curriculares de apoyo al sector de lenguas originarias presentados por los establecimientos focalizados del programa.
Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación informará a la Comisión Especial Mixta de Presupuestos sobre las acciones, iniciativas y proyectos financiados con cargo a este ítem, identificando los beneficiarios y montos asignados en cada caso.

03 Este programa consistirá en la generación de Alianzas con Instituciones Públicas o Privadas, mediante convenios para el mejoramiento de la calidad de la educación en todos sus niveles, y también el fomento de la participación estudiantil, de apoderados, docentes y otros miembros de la comunidad escolar.
Los recursos destinados para este programa se ejecutarán de acuerdo al Decreto N° 46 de 2012, del Ministerio de Educación y sus modificaciones.
El Ministerio de Educación deberá entregar semestralmente a la Unidad de Asesoría Presupuestaria del Congreso Nacional, la Comisión de Educación de la Cámara de Diputados y del Senado, un informe con los programas que se financien con cargo a esta asignación, las metas y calendario de implementación de los mismos, los montos destinados a cada uno de ellos, sus objetivos, beneficiarios, indicando la comuna donde se encuentran y los procesos de evaluación periódica que se llevan a cabo para analizar su impacto.
Conforme a la Ley N° 20.500, incluye M$ 54.584 miles para financiar los gastos asociados a reuniones del Consejo de la Sociedad Civil a efectuarse el año 2015.

04 Programa destinado al fortalecimiento y articulación de la Formación Técnico Profesional, de acuerdo a lo establecido en los Decretos N° 261 de 2007 y N° 302 de 2011, ambos del Ministerio de Educación, y sus modificaciones.
Considera $ 67.334 miles para gastos en personal.
Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación informará a la Comisión Especial Mixta de Presupuestos sobre los resultados del programa y sus beneficiarios desglosados por establecimiento educacional y comuna.

05 Incluye recursos para la asesoría y apoyo pedagógico a los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998, y por el Decreto Ley N° 3.166, de 1980, y para los alumnos de educación especial a que se refiere el Art. 9° del Decreto Supremo de Educación N° 8.144, de 1980, y el Decreto Supremo de Educación N° 1, de 1998.
Con cargo a estos recursos se podrán financiar talleres con fines educativos para personas discapacitadas mayores de 24 años.
Estos recursos se ejecutarán conforme a los siguientes decretos del Ministerio de Educación y sus modificaciones: N° 4, de 2007; N° 161, de 2006; N° 311, de 2002; N° 312, de 2002; y N° 33, de 2011, para la Educación Parvularia, Educación Especial, Educación Básica, Educación Media y Educación Rural, respectivamente.

06 El Ministerio de Educación deberá enviar semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Educación de la Cámara de Diputados y del Senado un informe detallado con los programas que se financien con cargo a cada una de estas asignaciones, los montos destinados a cada uno de ellos, sus objetivos, beneficiarios y los procesos de evaluación periódica que se lleven a cabo para analizar su impacto.

07 Incluye todos los gastos para pagar los servicios de examinación, ejecutados por el Sistema Nacional de Evaluación y Certificación de estudios, incluidos los pagos correspondientes a la temporada del año anterior al presente, sin sujeción a las exigencias del Decreto de Hacienda N° 98, de 1991, ni a las del artículo 11 de la ley 18.834.

Incluye, financiamiento para la Modalidad Flexible de Educación de Adultos. Dicha Modalidad Flexible se ejecutará de acuerdo al Decreto N° 211, del Ministerio de Educación, del año 2009 y sus modificaciones.

Considera recursos destinados al mejoramiento de la gestión en educación de adultos regular de los establecimientos regidos por el D.F.L. (Ed.) N° 2, de 1998 y Decreto Ley N° 3.166, de 1980.

Incluye recursos para apoyar iniciativas orientadas a la retención escolar de niños, niñas y jóvenes de la población escolar y a financiar propuestas pedagógicas que presenten instituciones de carácter educacional, que tengan por finalidad la reinserción educativa de la población escolar que no asiste al sistema educacional, los que se ejecutarán de acuerdo al Decreto N° 32, del Ministerio de Educación, de 2011 y sus modificaciones.

Asimismo, considera el financiamiento de todo tipo de acciones para el fortalecimiento de la educación pública de adultos.

Incluye el pago de compensación a los monitores para realizar acciones en el marco del Plan Nacional de alfabetización, por un monto mensual que no exceda las 3 U.T.M. por monitor.

Se incluyen todos los gastos de operación que demanda el desarrollo de este programa, tales como: elaboración, diseño, diagramación, impresión, adquisición de textos, material educativo, material de apoyo y set fungible, distribución, difusión, seguimiento, servicios de consultoría y coordinación de las actividades.

08 Recursos destinados a financiar todo tipo de gastos, incluido personal, que demanda el apoyo de la gestión curricular de la transversalidad educativa, para garantizar la implementación integral del curriculum en los niveles de enseñanza prebásica, básica y media, y sus modalidades, y para el desarrollo de estrategias, actividades y acciones sobre formación integral, educación sexual y prevención al consumo de drogas, en concordancia con los planes y programas de estudios de los establecimientos educacionales.

La ejecución de estos recursos se realizará de acuerdo al Decreto N° 31, del Ministerio de Educación, de 2011 y sus modificaciones, y conforme a lo establecido en el Decreto N° 91, del Ministerio de Educación, de 2011 y sus modificaciones.

09 Recursos destinados a financiar proyectos en zonas rurales, que permitan el transporte de alumnos entre el hogar y el establecimiento educacional donde se encuentran matriculados, los que se ejecutarán de acuerdo al decreto N° 0118, del Ministerio de Educación, del año 2011, y sus modificaciones.

10 El financiamiento de los proyectos será a través de convenios directos con instituciones de educación superior señaladas en el artículo 52 del decreto con fuerza de ley (Ed.) N° 2, de 2010, que hayan obtenido la acreditación institucional en conformidad a lo establecido en la Ley N° 20.129.

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Desarrollo Curricular y Evaluación (01)

PARTIDA : 09
CAPÍTULO : 01
PROGRAMA : 04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**30.081.836**
08			**OTROS INGRESOS CORRIENTES**		**2.228**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.114**
	99		**Otros**		**1.114**
09			**APORTE FISCAL**		**30.078.608**
	01		**Libre**		**30.078.608**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**30.081.836**
21			**GASTOS EN PERSONAL**	**02**	**3.495.154**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**3.223.167**
24			**TRANSFERENCIAS CORRIENTES**		**23.361.487**
	03		**A Otras Entidades Públicas**		**23.361.487**
		089	Desarrollo Curricular	04	1.957.000
		099	Estándares de Aprendizaje Indicativos y de Gestión	05	719.380
		133	Perfeccionamiento de los Profesionales de la Educación	06	3.748.988
		514	Suma Adicional, Red de Maestros de Maestros, Art. 17, Ley 19.715	07	573.356
		515	Evaluación de Desempeño Docente	08	4.654.951
		517	Fortalecimiento del Aprendizaje del Inglés	09	3.399.000
		519	Bonificación, por Aplicación letra g) Art. 72, DFL (Ed.) Nº 1, de 1997	10	140.815
		599	Bono-Prueba de Conocimiento, letra e), Art. 17, Ley Nº 19.933	11	454.488
		604	Fomento a la Calidad de la Formación Inicial de Docentes	12	4.120.000
		611	Plan de Formación de Directores y Liderazgo Educativo	13	2.563.509
		612	Centro de Liderazgo Educativo	14	1.030.000
34			**SERVICIO DE LA DEUDA**		**1.028**
	07		**Deuda Flotante**		**1.028**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Programa destinado al desarrollo curricular y evaluación de los planes y programas de la educación prebásica, básica y media. Asimismo considera la ejecución de programas de perfeccionamiento destinados a los profesionales de la educación.
El Ministerio de Educación deberá enviar semestralmente a la Unidad de Asesoría Presupuestaria del Congreso Nacional, la Comisión de Educación de la Cámara de Diputados y el Senado, un informe con los planes, programas y proyectos que se financien con cargo a esta asignación, los montos destinados a cada uno de ellos, sus objetivos, beneficiarios y los procesos de evaluación periódica que se llevan a cabo para analizar su impacto.

02 Incluye :

a) Dotación máxima de personal — 160

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 14.965

d) Convenios con personas naturales
– Miles de $ — 816.795

La contratación de expertos extranjeros podrá realizarse, en casos calificados por el Subsecretario de Educación, sin sujeción a las exigencias del Decreto Supremo de Hacienda Nº 98, de 1991, artículo 11 de la Ley Nº 18.834, artículo 48 del D.L. Nº 1.094 de 1975 y del artículo 100 del Decreto Nº 597 de 1984, del Ministerio del Interior.
La Subsecretaría deberá informar anualmente a la Comisión Especial Mixta de Presupuestos sobre el uso de estos recursos, las personas contratadas, sus remuneraciones, las funciones que cumplen y las metas alcanzadas

03 Incluye:

a) El financiamiento que demanda la participación de los docentes, docentes directivos y sostenedores de los establecimientos educacionales en las actividades que desarrolla este programa.
b) $ 1.777.780 miles para el desarrollo y administración del Sistema de Acreditación de Docentes, operación, desarrollo y funcionamiento de la Asignación de Excelencia Pedagógica y la Red de Maestros de Maestros, de acuerdo a la Ley Nº 19.715 y a la Ley Nº 20.501; para los gastos asociados a la corrección y aplicación de la prueba escrita a docentes, dentro del proceso que determina la Asignación Variable de Desempeño Individual del artículo 17 de la Ley Nº 19.933, reglamentada por Decreto Supremo Nº 76, del Ministerio de Educación, de 2005; y los gastos que irroga la determinación de la Bonificación de Reconocimiento Profesional, Ley Nº 20.158.

04 Incluye gastos de elaboración, diseño, edición, impresión, reproducción, publicación, difusión y distribución de bases curriculares, planes y programas de estudio y otros materiales asociados, que serán distribuidos a los establecimientos educacionales, a dependencias del Ministerio de Educación y a instituciones relacionadas con la educación, asimismo considera adquisición de material digital curricular, seminarios, contrataciones de asesorías, estudios y convenios por servicios de personas naturales y jurídicas.
Incluye $ 270.727 miles para gastos en personal a honorarios para la elaboración de instrumentos curriculares en distintos sectores de enseñanza.

05 Conforme a lo establecido en la Ley Nº 20.370 de 2009, corresponde al Ministerio de Educación la elaboración de estándares de aprendizaje, estándares indicativos de desempeño y otros indicadores de calidad educativa.
Contempla el financiamiento para la elaboración y validación de estándares de desempeño, estándares de aprendizaje y otros indicadores de calidad a que se refiere la Ley Nº 20.370, incluyendo el diseño, edición, impresión, reproducción, publicación, difusión y distribución de estándares y otros materiales asociados a los establecimientos educacionales, a dependencias del Ministerio de Educación y a instituciones relacionadas con la educación.

06 Incluye:

1) Recursos para los programas de perfeccionamiento de profesionales de la educación que se desempeñan en aulas de establecimientos educacionales regidos por el DFL Nº 2 del Ministerio de Educación, de 1998 y del Decreto Ley Nº 3.166, de 1980, en los niveles de Educación Parvularia Primer y Segundo Nivel de Transición, Educación General Básica y Educación Media.
El perfeccionamiento con cargo a estos recursos podrá ejecutarse, conforme a los siguientes decretos del Ministerio de Educación, y sus modificaciones: del año 2004 los decretos Nº 113, Perfeccionamiento en Áreas Prioritarias de la Enseñanza Básica y Media y Nº 234, Programas de Formación Continua; del año 2005 los decretos Nº 133, Becas de Especialización y Nº 113, Plan de Matemáticas; y del año 2008 el decreto Nº 324 de becas de especialización del primer ciclo de enseñanza básica.
Asimismo, considera el financiamiento destinado a los planes de superación profesional a que se refiere la Ley Nº 19.961 y el Decreto Nº 192, de Educación, de 2004, de Evaluación Docente.
Mediante Decretos del Ministerio de Educación, visados por la Dirección de Presupuestos, se determinarán los contenidos y formas de ejecución, de los nuevos programas de perfeccionamiento.

2) Hasta $ 993.785 miles para programas de perfeccionamiento en el extranjero, que se ejecutarán conforme al Decreto N° 664, del Ministerio de Educación, de 2008, y sus modificaciones.
Se podrán iniciar a partir de la fecha de publicación de esta ley, los actos administrativos que demandan la ejecución del perfeccionamiento en el extranjero.
3) Hasta $ 155.952 miles para actividades de capacitación de asistentes de la educación que se desempeñen en los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998, y del Decreto Ley N° 3.166, de 1980.
Antes del mes de septiembre, deberá informarse a la Comisión Especial Mixta de Presupuestos el resultado de este programa y el estado de avance de su ejecución. Asimismo, este informe deberá contener el número de personas beneficiadas por comuna y el tipo de establecimiento en el que se desempeñan.

07 En el año 2015 se considera otorgar la Suma Adicional a un número máximo de 300 docentes, conforme a la Ley N° 19.715, D.F.L. N° 1, de 2002 y al decreto N° 270 y sus modificaciones, del Ministerio de Educación, del año 2002.
La suma adicional referida en el párrafo precedente se calculará de acuerdo al valor de la hora cronológica establecida para los profesionales de la educación media, en el artículo 5° transitorio del decreto con fuerza de ley n° 1, de 1996, de Educación, que fijó el texto refundido de la Ley N° 19.070.
Anualmente, dentro de los treinta días siguientes al término del año respectivo, el Ministerio de Educación deberá informar a la Comisión Especial Mixta de Presupuestos los docentes beneficiarios de la suma adicional a que se refiere el inciso anterior, indicando el monto percibido por cada uno e individualizando el establecimiento al que pertenecen.

08 Para financiar los gastos que demande el proceso de evaluación del desempeño profesional de los docentes de aula, establecido en la Ley N° 19.961 y el Decreto N° 192, del Ministerio de Educación, de 2004.
Considera el financiamiento para la contratación de personas jurídicas encargadas del proceso de evaluación, y el pago de los evaluadores pares conforme lo dispuesto en el artículo 4° del citado cuerpo legal.
Se informará a la Unidad de Asesoría Presupuestaria del Congreso Nacional, el número de profesores evaluados y los resultados por establecimientos y comunas.

09 Programa destinado a fortalecer el aprendizaje del inglés, especialmente en el primer y segundo año de enseñanza básica de los establecimientos de educación escolar pública y, en general, en la enseñanza básica y media de los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998 y por el Decreto Ley N° 3.166, de 1980.
Considera el financiamiento de los gastos de operación del programa, incluidos honorarios, viáticos, pasajes, convenios de prestaciones de servicios con personas naturales o jurídicas nacionales y extranjeras. En el caso de la contratación de expertos extranjeros podrá realizarse, en casos calificados por el Subsecretario de Educación, sin sujeción a las exigencias del Decreto de Hacienda N° 98, de 1991, artículo 11 de la Ley N° 18.834, artículo 48 del D.L. N° 1.094, de 1975 y del artículo 100 del Decreto N° 597, de 1984, del Ministerio del Interior.
El programa se ejecutará conforme al Decreto del Ministerio de Educación N° 081, de 2004, y sus modificaciones.
Además, incluye $ 943.098 miles, destinados a financiar un semestre académico en el extranjero de alumnos de carreras habilitadas para la enseñanza del idioma inglés de las universidades que hayan obtenido la acreditación institucional en conformidad a lo establecido en la Ley N° 20.129, que se ejecutarán conforme al Decreto N° 664, del Ministerio de Educación, de 2008, y sus modificaciones.
Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación deberá informar a la Comisión Especial Mixta de Presupuestos sobre los gastos asociados a este ítem identificando, además, los docentes perfeccionados, los recursos de apoyo adquiridos, los campamentos escolares celebrados, desglosados por establecimiento, nivel educativo y comuna. Adicionalmente informará los alumnos beneficiarios de la beca para cursar un semestre académico en el extranjero.

10 Recursos que serán transferidos a los sostenedores municipales (municipalidades o corporaciones municipales) para ser destinados al pago, por única vez, de un bono a los docentes que dejen de desempeñarse como profesionales de la educación por encontrarse en la situación descrita en el inciso séptimo del artículo 70 del D.F.L. (Ed.) N° 1, de 1997, de acuerdo a lo establecido en el artículo 73 bis del señalado Decreto con Fuerza de Ley. El Ministerio de Educación deberá informar semestralmente a las Comisiones de Educación de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos, la distribución de los recursos a nivel comunal.

11 El Ministerio de Educación deberá informar semestralmente a las Comisiones de Educación de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos, la distribución de los recursos a nivel comunal.

12 Programa destinado a fortalecer la formación inicial de docentes y la inserción profesional de los docentes que ingresan a establecimientos regidos por el D.F.L. (Ed.) N° 2, de 1998 y por el Decreto Ley N° 3.166, de 1980, que se ejecutará de acuerdo al decreto Supremo N° 96, del Ministerio de Educación, de 2009, y sus modificaciones.
Incluye $ 349.333 miles para gastos de operación y de personal.
Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación informará a la Comisión Especial Mixta de Presupuestos el gasto asociado a este programa.
Incluye recursos para la elaboración de pruebas de evaluación de la calidad de la formación inicial docente.

13 Plan destinado a profesionales de la educación con el propósito de adquirir, desarrollar, y reforzar competencias para ejercer el cargo de director de establecimiento educacional. Podrán participar en este plan los profesionales de la educación que cumplan los requisitos establecidos en el Art. 6° del Decreto N° 044, del Ministerio de Educación, de 2011 y sus modificaciones, incluidos aquellos que actualmente ejercen la función de director. Este Plan se ejecutará conforme el Decreto N° 044, del Ministerio de Educación, de 2011 y sus modificaciones.
Incluye financiamiento para fortalecer las capacidades de gestión de los docentes directivos, docentes con responsabilidad técnico pedagógica, profesionales asistentes de la Educación y sostenedores de los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998, y por el Decreto Ley N° 3.166, de 1980, que se ejecutará de acuerdo al Decreto Supremo N° 246, de 2007, y sus modificaciones.
Incluye $ 109.167 miles para gastos de operación y de personal.
Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación informará a la Comisión Especial Mixta de Presupuestos sobre el gasto asociado a este programa, así como los directores capacitados, el establecimiento al que pertenecen, indicando si corresponden a directivos nuevos o si ya ejercían dichos cargos.

14 Considera recursos para administración y monitoreo. Asimismo, para ejecutar esta actividad se podrán llevar a cabo convenios con Universidades que a diciembre del 2014 hayan obtenido la acreditación institucional en conformidad a lo establecido en la Ley N° 20.129.
El Ministerio de Educación deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos y los resultados de los respectivos proyectos.

MINISTERIO DE EDUCACIÓN

Subsecretaría de Educación

Apoyo y Supervisión de Establecimientos Educacionales Subvencionados (01, 02)

PARTIDA	:	09
CAPÍTULO	:	01
PROGRAMA	:	08

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**32.359.496**
08			**OTROS INGRESOS CORRIENTES**		**114.064**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**112.950**
	99		**Otros**		**1.114**
09			**APORTE FISCAL**		**32.244.432**
	01		**Libre**		**32.244.432**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**32.359.496**
21			**GASTOS EN PERSONAL**	**03**	**28.864.581**
22			**BIENES Y SERVICIOS DE CONSUMO**		**918.475**
24			**TRANSFERENCIAS CORRIENTES**		**2.574.382**
	03		**A Otras Entidades Públicas**		**2.574.382**
		531	Supervisión Técnico Pedagógica	04	2.574.382
34			**SERVICIO DE LA DEUDA**		**1.058**
	07		**Deuda Flotante**		**1.058**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 43

02 El Ministerio de Educación deberá entregar semestralmente a la Unidad de Asesoría Presupuestaria del Congreso Nacional, a las Comisiones de Educación de la Cámara de Diputados y del Senado, información actualizada, desagregada por regiones y comunas, sobre los resultados de las supervisiones realizadas.

03 Incluye :

a) Dotación máxima de personal 1.417

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 649.621

d) Convenios con personas naturales
– Miles de $ 25.895

Los convenios celebrados con personas naturales deberán publicarse en el respectivo sitio web, señalándose las personas con las cuales se han celebrado los convenios y los montos transferidos.

04 Recursos destinados a la implementación y ejecución de proyectos de la Supervisión Técnico Pedagógica con el propósito de apoyar el mejoramiento de la calidad del proceso de enseñanza y aprendizaje de los alumnos, en el sistema educacional, que se ejecutará conforme el Decreto Nº 1, del Ministerio de Educación, de 2006 y sus modificaciones.
Incluye gastos de operación, considera $ 25.451 miles para gastos en personal.
Considera $ 663.063 miles destinados al desarrollo de competencias para supervisores técnicos pedagógicos y profesionales de coordinación de supervisión y asesoría técnico pedagógica de la División de Educación General.
Además, incluye recursos para financiar actividades de gestión de la Ley Nº 20.248, y del Decreto Supremo de Educación Nº 170, de 2009, y sus modificaciones, que regula el cumplimiento de lo dispuesto en la Ley Nº 20.201.
El Ministerio deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos, los proyectos financiados con cargo a estos recursos y el criterio y modalidad de asignación.

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Recursos Educativos (01)

PARTIDA	:	09
CAPÍTULO	:	01
PROGRAMA	:	11

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**64.107.978**
08		**OTROS INGRESOS CORRIENTES**		**2.228**
	01	**Recuperaciones y Reembolsos por Licencias Médicas**		**1.114**
	99	**Otros**		**1.114**
09		**APORTE FISCAL**		**64.104.750**
	01	**Libre**		**64.104.750**
15		**SALDO INICIAL DE CAJA**		**1.000**
		GASTOS		**64.107.978**
21		**GASTOS EN PERSONAL**	02	**1.450.675**
22		**BIENES Y SERVICIOS DE CONSUMO**		**1.009.782**
24		**TRANSFERENCIAS CORRIENTES**		**46.940.027**
	03	**A Otras Entidades Públicas**		**46.940.027**
	091	Centro de Recursos de Aprendizaje (Bibliotecas CRA)	03	8.176.625
	383	Textos Escolares de Educación Básica y Media	04	33.732.875
	386	Informática Educativa en Escuelas y Liceos	05	4.000.527
	610	Apoyo al Deporte y la Recreación	06	1.030.000
33		**TRANSFERENCIAS DE CAPITAL**		**14.705.494**
	02	**Al Gobierno Central**		**5.532.376**
	002	Subsecretaría de Telecomunicaciones	07	5.532.376
	03	**A Otras Entidades Públicas**		**9.173.118**
	026	Informática Educativa en Escuelas y Liceos	05	9.173.118
34		**SERVICIO DE LA DEUDA**		**1.000**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación informará a la Comisión Especial Mixta de Presupuestos de los gastos asociados a cada una de las transferencias, precisando el gasto en personal, cuando corresponda.
Asimismo, señalará para cada una de las transferencias los establecimientos beneficiados y a la comuna en que se encuentran.

02 Incluye :

a) Dotación máxima de personal — 27

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 6.463

d) Convenios con personas naturales
– Miles de $ — 889.126

La contratación de expertos extranjeros podrá realizarse, en casos calificados por el Subsecretario de Educación, sin sujeción a las exigencias del Decreto Supremo de Hacienda Nº 98 de 1991, artículo 12 del D.F.L Nº 29 de 2004 que fija texto refundido, coordinado y sistematizado de la Ley Nº 18.834, artículo 48 del D.L. Nº 1.094 de 1975 y del artículo 100 del Decreto Nº 597 de 1984, del Ministerio del Interior.

03 Para la adquisición, recopilación y distribución de recursos educativos de apoyo a la implementación curricular, destinado a los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998 y del Decreto Ley N° 3.166, de 1980. Asimismo considera hasta $ 969.743 miles destinados a la contratación de servicios de consultoría, difusión, capacitación y estudios para el desarrollo de las actividades incluidas en las distintas líneas de acción del programa. Considera $ 16.375 miles en contratación de honorarios para evaluación de recursos educativos.

Con cargo a este ítem se podrá comprometer la suma de hasta $ 10.370.828 miles, por sobre el gasto autorizado en esta asignación, a objeto de llamar a licitación durante el año 2015, sujeto a la disponibilidad presupuestaria del año siguiente, para la adquisición de material educativo, que será distribuido a partir del año 2016.

04 Recursos para la adquisición de textos que se transferirán a los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998 y por el Decreto Ley N° 3.166, de 1980. Mediante resolución del Ministerio de Educación, se podrá distribuir hasta 6.000 ejemplares de textos a dependencias del Ministerio de Educación y otras instituciones relacionadas con la educación. Incluye todos los gastos que demande su compra, distribución y servicios asociados a esta, servicios de consultoría, actividades de apoyo al uso de textos, jornadas, impresión, compra de desarrollo editorial, pasajes y estudios para el desarrollo de las actividades incluidas en las distintas líneas de acción del programa.

Considera hasta $ 3.473.845 miles destinados a la contratación de servicios para el proceso de distribución de los textos escolares. Incluye:

a) Contratación de honorarios para evaluación de textos
   – Miles de $ 69.407
b) Contratación de honorarios para apoyar el proceso de textos
   – Miles de $ 27.762
c) Textos Escolares para alumnos con necesidades educativas especiales
   – Miles de $ 208.216

Toda acción que involucre la elaboración de textos Braille, Macrotipo y otros, se realizará, preferentemente, con aquellas instituciones de educación superior con las cuales se mantenga un convenio de colaboración vigente, conforme a lo establecido en el Decreto N° 2.734, de 2009, del Ministerio de Educación.

Con cargo a este programa se podrá comprometer la suma de hasta $ 26.522.500 miles por sobre el gasto autorizado a esta asignación, a objeto de llamar a licitación durante el año 2015, sujeto a la disponibilidad presupuestaria del año siguiente, para la adquisición de textos que serán distribuidos a partir del año 2016.

Antes del mes de diciembre de cada año se informará a la Comisión Especial Mixta de Presupuestos los resultados de los procesos de licitación especificando los criterios de elección, además el nombre de los autores, las empresas editoriales e imprentas que participaron en el proceso de elaboración de los textos escolares seleccionados.

Antes del mes de septiembre de cada año se informará a la Comisión Especial Mixta de Presupuestos los programas que se financian con cargo a esta asignación, los montos destinados a cada uno de ellos, sus objetivos, beneficiarios y los procesos de evaluación periódica que se lleven a cabo para analizar su impacto. Asimismo, se informará sobre el sistema de distribución de los textos escolares, su evaluación y resultados, así como del total de textos entregados durante el año y eventual remanente que no haya sido distribuido.

El Ministerio garantizará que la entrega de los textos se producirá a más tardar el 30 de abril de 2015.

En la elaboración de textos escolares no se podrá hacer publicidad explícita a empresas.

La licitación efectuada deberá publicarse en el sitio web del Ministerio, indicándose los montos involucrados, plazos de ejecución de la prestación, empresas involucradas y criterios de elaboración de los textos.

05 Programa destinado a la incorporación de las tecnologías de la información y comunicación a la enseñanza en los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2 de 1998 y por el Decreto Ley N° 3.166 de 1980.

Este programa se ejecutará conforme a lo establecido en los Decretos N° 209 de 1995, N° 216 de 1996, N° 101 de 2006, N° 12 de 2006 y N° 45 de 2012, todos del Ministerio de Educación y sus modificaciones.

Incluye recursos destinados a:

1. La adquisición de la configuración computacional (equipamiento, *software* básicos recursos educativos digitales y accesorios e insumos computacionales;
2. La contratación de servicios de asistencia técnica pedagógica;
3. La contratación de servicios de capacitación (talleres, cursos y similares);
4. La contratación de servicios de conexión a internet (incluyendo la distribución de la conectividad al interior de los establecimientos);
5. La contratación de servicios de consultoría, estudios, evaluaciones, asesorías y sistemas de información de control operacional;
6. La contratación de servicios de diseño, edición, impresión, reproducción, publicación, difusión y distribución de materiales educativos a los establecimientos educacionales, a dependencias del Ministerio de Educación y a instituciones relacionadas con la educación con el objeto de difundir los proyectos;

Este financiamiento buscará potenciar el uso e incorporación de manera permanente de las tecnologías de información y comunicación en las actividades de docentes y alumnos llevadas a cabo en el sistema escolar.

El financiamiento de los proyectos podrá ser directo o a través de concursos, en los montos y/o bienes que se establezcan en los convenios respectivos con los establecimientos educacionales, o con los ejecutores de los proyectos sean estos personas naturales o jurídicas.

Para la ejecución de estos proyectos se podrá transferir tanto fondos como bienes a los establecimientos respectivos y/o a los ejecutores de los proyectos, de acuerdo a lo que se establezca en los respectivos convenios que se suscriban con los receptores de los mismos sean estos personas naturales o jurídicas.

El Ministerio podrá implementar proyectos pilotos con el propósito de evaluar soluciones que permitan ser replicadas y/o masificadas en el sistema escolar.

Considera $ 106.090 miles para la entrega de premios a alumnos, docentes, asistentes de la educación y sostenedores de los establecimientos educacionales con los mejores resultados en los proyectos de acuerdo a lo establecido en las bases respectivas.

Incluye recursos a transferir a otros servicios públicos o personas jurídicas de derecho privado sin fines de lucro. En los convenios que al efecto se celebren, con otros servicios públicos o con personas jurídicas de derecho privado sin fines de lucro, se establecerán las condiciones de planificación, desarrollo, implementación y evaluación del impacto del uso de tecnologías de la información en la calidad de la enseñanza de los proyectos que sean parte de los convenios.

Incluye recursos a transferir conforme al convenio suscrito entre el Ministerio de Educación y la Fundación Chile para la mantención y desarrollo del portal web Educar Chile.

Con cargo a este programa se podrá comprometer la suma de hasta $ 5.891.722 miles por sobre el gasto autorizado en esta asignación durante el año 2015.

Estos recursos serán ejecutados el año 2016, sujeto a la disponibilidad presupuestaria de dicho año.

Los bienes inventariables que se transfieran a los establecimientos educacionales pasarán al patrimonio de sus sostenedores. Dicha transferencia estará sujeta a la condición de destinar los bienes a la atención del respectivo servicio educacional. En caso de no cumplirse con esta condición o disolverse la persona jurídica receptora de los bienes de que se trate, tales bienes revertirán al dominio del fisco, a través del Ministerio de Educación, quién podrá transferirlos a otro establecimiento educacional.

06 Recursos para todos los gastos, incluidos los de personal, que requiera la ejecución de actividades de deporte y recreación, destinado a los alumnos de Enseñanza Prebásica, Básica y Media, y sus modalidades, de los establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998 y por el Decreto Ley N° 3.166, de 1980, que se ejecutarán conforme a las normas dispuestas en el Decreto Supremo N° 336, del Ministerio de Educación, del año 2010, y sus modificaciones.

El Ministerio de Educación deberá enviar semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Educación de la Cámara de Diputados y del Senado, un informe detallado con los programas que se financien con cargo a esta asignación, los montos destinados a cada uno de ellos, sus objetivos, beneficiarios y los procesos de evaluación periódica que se llevan a cabo para analizar su impacto.

07 Durante el año 2015, en el marco de la ejecución del proyecto Conectividad para la Educación, el Ministerio de Educación, previa suscripción de uno o más convenios al efecto con la Subsecretaría de Telecomunicaciones, podrá encomendarle la prórroga de los servicios a los actuales proveedores, adjudicados por el concurso del Fondo de Desarrollo de las Telecomunicaciones (FDT) referido al proyecto antes mencionado hasta diciembre del año 2016.

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Fortalecimiento de la Educación Escolar Pública

PARTIDA	:	09
CAPÍTULO	:	01
PROGRAMA	:	12

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		**282.868.311**
09		**APORTE FISCAL**		**282.867.311**
	01	**Libre**		**282.867.311**
15		**SALDO INICIAL DE CAJA**		**1.000**
		GASTOS		**282.868.311**
21		**GASTOS EN PERSONAL**	01	**2.060.000**
22		**BIENES Y SERVICIOS DE CONSUMO**		**1.236.000**
24		**TRANSFERENCIAS CORRIENTES**		**212.765.756**
	03	**A Otras Entidades Públicas**		**212.765.756**
	051	Fondo de Apoyo a la Educación Pública	02	185.400.000
	052	Programa de Acceso a la Educación Superior	03	5.796.756
	053	Asesoría y Apoyo a la Educación Escolar	04	11.330.000
	054	Perfeccionamiento para Profesionales de la Educación	05	4.016.000
	055	Educación Técnico Profesional	06	2.060.000
	056	Apoyo al Deporte y la Recreación	07	2.163.000
	057	Transporte Escolar Rural	08	2.000.000
33		**TRANSFERENCIAS DE CAPITAL**		**66.805.555**
	03	**A Otras Entidades Públicas**		**66.805.555**
	001	Asistencia Técnica	09	2.173.712
	050	Infraestructura Liceos Tradicionales Municipales	10	13.851.853
	104	Mejoramiento de Infraestructura Escolar Pública	11	50.779.990
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

Convenios con personas naturales

– Miles de $ 2.060.000

Estos recursos tienen por finalidad colaborar en el funcionamiento del servicio educacional que entregan las municipalidades, ya sea en forma directa a través de sus departamentos de educación (DAEM) o de corporaciones municipales, para ser utilizados exclusivamente en el funanciamiento de aquellas acciones propias de la entrega de dicho servicio y su mejoramiento.

Podrán destinarse para los fines y obligaciones financieras del ámbito educativo que se requieran para asegurar el funcionamiento del servicio educativo y serán considerados como ingresos propios del sostenedor municipal.

La distribución entre los municipios del país se realizará de la siguiente forma:

a) $ 35.000.000 miles, en partes iguales a cada uno de los municipios.

b) $ 70.000.000 miles, entre los sostenedores municipales en función de la proporción de la matrícula de cada uno, respecto del total de la matrícula de sostenedores municipales del país, del año escolar 2014.

c) $ 80.400.000 miles, que serán distribuidos conforme los criterios, requisitos y procedimientos que se determinarán mediante resolución del Ministerio de Educación, visada por la Dirección de Presupuestos, y que podrá dictarse a contar de la publicación de esta ley.

02 Entre los criterios para la dictación de dicha resolución, deberán considerarse, entre otros: el número de establecimientos por municipio, la ruralidad de los establecimientos educacionales, así como las características estructurales de los territorios comunales, entendidas como el conjunto de variables territoriales, socioeconómicas y demográficas más significativas, que inciden y/o determinen las condiciones bajo las cuales cada municipalidad debe entregar su servicio educacional.
La transferencia de recursos estará sujeta a la firma de un convenio de desempeño aprobado por resolución exenta y al cumplimiento de los compromisos establecidos en él. Sin perjuicio de lo anterior se podrá anticipar un 25% de estos recursos al momento de la aprobación del convenio. Estos convenios incorporarán, entre otros, el compromiso del sostenedor de llevar un registro de las actividades implementadas, así como de los ingresos y gastos por establecimiento educacional, e informar al Ministerio de Educación, del estado de avance de los compromisos establecidos en los convenios, con la periodicidad que allí se establezca.
La distribución de estos recursos a los sostenedores municipales se efectuará por una o más resoluciones del Ministerio de Educación, copia de la cual será remitida a la Dirección de Presupuestos.
El Ministerio de Educación deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos, y los avances de los mencionados convenios de desempeño.

03 El financiamiento de los proyectos será a través de convenios directos con instituciones de educación superior señaladas en el artículo 52 del D.F.L. (Ed.) N° 2, de 2010, que hayan obtenido la acreditación institucional en conformidad a lo establecido en la Ley N° 20.129.
El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos y los avances de los mencionados convenios.

04 Incluye recursos para la asesoría y apoyo pedagógico a los establecimientos educacionales municipales y de corporaciones municipales, regidos por el DFL (Ed.) N° 2, de 1998.
Con cargo a estos recursos se podrán financiar talleres con fines educativos para personas discapacitadas mayores de 24 años.
Estos recursos se ejecutarán conforme a los siguientes decretos del Ministerio de Educación y sus modificaciones, N° 4, de 2007, N° 161, de 2006, N° 311, de 2002, N° 312, de 2002 y N° 33, de 2011, para la Educación Parvularia, Educación Especial, Educación Básica, Educación Media y Educación Rural respectivamente.
Considera recursos destinados a financiar todo tipo de gastos, incluido personal, que demanda el apoyo de la gestión curricular de la transversalidad educativa, para garantizar la implementación integral del currículum en los niveles de enseñanza prebásica, básica y media, y sus modalidades, y para el desarrollo de estrategias, actividades y acciones sobre formación integral, educación sexual y prevención al consumo de drogas, en concordancia con los planes y programas de estudios de los establecimientos educacionales.
Contempla recursos para implementar un programa destinado a entregar becas para estudiantes con talento académico, de establecimientos educacionales municipales, que cursan entre segundo ciclo de educación básica y 4° año de educación media, el cual se ejecutará conforme lo dispuesto en el Decreto N° 230, del Ministerio de Educación, de 2007, y sus modificaciones.
El Ministerio de Educación deberá informar trimestralmente a las Comisiones de Educación de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos, sobre la utilización de estos recursos y el total de beneficiados con cargo a estos recursos por comuna del establecimiento educacional al que asiste.

05 Incluye:

a) Recursos para los programas de perfeccionamiento de profesionales de la educación que se desempeñan en aulas de establecimientos educacionales municipales y de corporaciones municipales, regidos por el DFL (Ed.) N° 2, de 1998.

El perfeccionamiento con cargo a estos recursos podrá ejecutarse, conforme a los siguientes decretos del Ministerio de Educación, y sus modificaciones: del año 2004 los decretos N° 113, Perfeccionamiento en Áreas Prioritarias de la Enseñanza Básica y Media y N° 234, Programas de Formación Continua; del año 2005 los decretos N° 133, Becas de Especialización y N° 113, Plan de Matemáticas; y del año 2008 el decreto N° 324 de becas de especialización del primer ciclo de enseñanza básica.
Asimismo, considera el financiamiento destinado a los planes de superación profesional a que se refiere la Ley N° 19.961 y el Decreto N° 192, de Educación, de 2004, de Evaluación Docente.
Mediante Decretos del Ministerio de Educación, visados por la Dirección de Presupuestos, se determinarán los contenidos y formas de ejecución, de los nuevos programas de perfeccionamiento.

b) Recursos para programas de perfeccionamiento en el extranjero, que se ejecutarán conforme al Decreto N° 664, del Ministerio de Educación, de 2008, y sus modificaciones.
Se podrán iniciar a partir de la fecha de publicación de esta ley, los actos administrativos que demandan la ejecución del perfeccionamiento en el extranjero.

c) Recursos para actividades de capacitación de asistentes de la educación que se desempeñen en los establecimientos educacionales municipales y de corporaciones municipales, regidos por el DFL (Ed.) N° 2, de 1998.

d) $ 2.809.000 miles para la ejecución de un plan destinado a profesionales de la educación con el propósito de adquirir, desarrollar, y reforzar competencias para ejercer el cargo de director de establecimientos educacionales municipales. Podrán participar en este plan los profesionales de la educación que cumplan los requisitos establecidos en el Art. 6° del Decreto N° 044, del Ministerio de Educación, de 2011 y sus modificaciones, incluidos aquellos que actualmente ejercen la función de director.
Este Plan se ejecutará conforme el Decreto N° 044, del Ministerio de Educación, de 2011 y sus modificaciones.

e) Financiamiento para fortalecer las capacidades de gestión de los docentes directivos, docentes con responsabilidad técnico pedagógica, profesionales asistentes de la Educación y sostenedores de los establecimientos educacionales municipales y de corporaciones municipales, regidos por el DFL (Ed.) N° 2, de 1998, que se ejecutará de acuerdo al Decreto Supremo N° 246, de 2007, y sus modificaciones.

f) $ 105.987 miles para gastos de operación y de personal.
Semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, el Ministerio de Educación informará a la Comisión Especial Mixta de Presupuestos sobre el gasto asociado a este programa, así como los directores capacitados, el establecimiento al que pertenecen, indicando si corresponden a directivos nuevos o si ya ejercían dichos cargos.

06 Programa destinado al fortalecimiento y articulación de la Formación Técnico Profesional, de acuerdo a lo establecido en los Decretos N° 261 de 2007 y N° 302 de 2011, ambos del Ministerio de Educación, y sus modificaciones.
Considera $ 65.373 miles para gastos en personal.

07 Considera recursos para todos los gastos, incluidos los de personal, que requiera la ejecución de actividades de deporte y recreación, y hasta $ 412.000 miles del programa Elige Vivir Sano, destinado a los alumnos de Enseñanza Prebásica, Básica y Media, y sus modalidades, de los establecimientos educacionales municipales regidos por el D.F.L. (Ed.) N° 2, de 1998 y por el Decreto Ley N° 3.166, de 1980, que se ejecutarán conforme a las normas dispuestas en el Decreto Supremo N° 336, del Ministerio de Educación, del año 2010, y sus modificaciones.
El Ministerio de Educación deberá enviar semestralmente, dentro de los treinta días siguientes al término del semestre respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Educación de la Cámara de Diputados y del Senado, un informe detallado con los programas que se financien con cargo a esta asignación, los montos destinados a cada uno de ellos, sus objetivos, beneficiarios y los procesos de evaluación periódica que se llevan a cabo para analizar su impacto.

08 Recursos destinados a financiar proyectos que presenten municipios de zonas rurales, que permitan el transporte de alumnos entre el hogar y el establecimiento educacional donde se encuentran matriculados, los que se ejecutarán de acuerdo al Decreto N° 0118, del Ministerio de Educación, del año 2011 y sus modificaciones.

09 Para financiar la asistencia técnica y/o consultoría a sostenedores de establecimientos educacionales municipales y de corporaciones municipales, regidos por el DFL (Ed.) N° 2, de 1998, asociada a las actividades de diagnóstico de la infraestructura de los establecimientos educacionales, estudios, preinversión y de preparación y desarrollo de los diseños de arquitectura y especialidades, así como la revisión de antecedentes legales y regularización de los títulos de dominio, con el objeto de facilitar las inversiones en infraestructura para su normalización, reparación o construcción.
Asimismo, podrán financiarse las actividades de gestión técnica, de revisión de proyectos y de monitoreo asociados a proyectos de inversión.
Para estos efectos el Ministerio de Educación podrá celebrar convenios con personas naturales y/o personas jurídicas públicas o privadas.

10 Estos recursos se ejecutarán conforme lo dispuesto en el Decreto N° 680, del Ministerio de Educación, de 2008, y sus modificaciones.
Los bienes muebles e inmuebles adquiridos o construidos con los recursos de esta asignación ingresarán al patrimonio de la municipalidad respectiva para fines educacionales.
El Ministerio de Educación deberá informar semestralmente a las Comisiones de Educación de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos el desglose comunal de los fondos asignados mediante estos convenios. Para este efecto, se entregará en un solo documento información referente a:
a) Municipalidad receptora de los fondos.
b) Elementos esenciales del convenio entre el Ministerio y la Municipalidad respectiva, tales como monto asignado, proyecto a ejecutar, establecimiento educacional que será beneficiado con el proyecto, plazo de ejecución.

11 Recursos destinados a financiar construcciones, reparaciones y/o normalizaciones, incluido equipamiento y mobiliario, de los establecimientos educacionales municipales y de corporaciones municipales, regidos por el DFL (Ed.) N° 2, de 1998. Dichas intervenciones incluirán las obras de demolición, desmontaje, desarme y similares. Asimismo, se podrán financiar las actividades de diagnóstico de la infraestructura de los establecimientos educacionales, estudios, preinversión y de preparación y desarrollo de los diseños de arquitectura y especialidades, así como la revisión de antecedentes técnicos, legales y regularización de los títulos de dominio, y el monitoreo e inspección técnicas de las obras.
Los locales de los establecimientos educacionales beneficiados con estos recursos, deberán destinarse y usarse exclusivamente para fines educacionales por lo menos treinta años.
El Ministerio de Educación podrá, mediante acto administrativo fundado, licitar directamente, contratar la ejecución de obras y de todas las demás actividades señaladas en el párrafo primero precedente.
Incluye hasta $ 530.450 miles para infraestructura transitoria, como aulas de emergencia, inmuebles no construidos para uso educacional, entre otros, para suplir establecimientos educacionales en construcción o reparación, correspondiendo al Ministerio de Educación, mediante acto administrativo fundado, determinar los establecimientos beneficiarios. Asimismo, el Ministerio podrá ejecutar directamente las actividades indicadas en el párrafo precedente, previa dictación de acto administrativo fundado. En el caso de la infraestructura transitoria el Ministerio de Educación determinará su destino una vez que cesen las causas que la hicieron necesaria.
El programa incluye hasta $ 463.500 miles para gastos en personal y otras actividades y servicios y/o elementos de apoyo a la ejecución de estos recursos, entre otros, para las actividades asociadas al diagnóstico de la infraestructura de los establecimientos elegibles para este aporte, estudios, preinversión, a la preparación y desarrollo de los diseños de arquitectura, y especialidades, así como la revisión de antecedentes técnicos, legales y regularización de los títulos de dominio, y al seguimiento y monitoreo de los proyectos de inversión durante su ejecución. En caso que el Ministerio de Educación asuma la calidad de unidad ejecutora, podrá contratar personas a honorarios para que cumplan la función de inspector técnico de obras, los que tendrán la calidad de Agentes Públicos para todos los efectos legales.
Los bienes que se adquieran o construyan serán de propiedad de la Municipalidad respectiva.

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Subvenciones a los Establecimientos Educacionales

PARTIDA : 09
CAPÍTULO : 01
PROGRAMA : 20

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**3.895.699.025**
05			**TRANSFERENCIAS CORRIENTES**		**118.338.006**
	02		**Del Gobierno Central**		**118.338.006**
		005	Ley N° 20.595 y Sistema Chile Solidario		15.059.391
		080	Fondo para la Educación, Ley N° 20.630		103.278.615
08			**OTROS INGRESOS CORRIENTES**		**7.457.768**
	99		**Otros**		**7.457.768**
09			**APORTE FISCAL**		**3.769.893.251**
	01		**Libre**		**3.769.893.251**
15			**SALDO INICIAL DE CAJA**		**10.000**
			GASTOS		**3.895.699.025**
24			**TRANSFERENCIAS CORRIENTES**	**01, 02**	**3.859.171.071**
	01		**Al Sector Privado**	**03**	**3.553.650.113**
		186	Cumplimiento Convenio D.L. 3.166/80	04	46.565.773
		255	Subvención de Escolaridad	05	2.757.624.985
		256	Subvención de Internado	06	23.556.803
		257	Subvención de Ruralidad		67.371.650
		259	Subvención de Refuerzo Educativo, Art. 39, D.F.L. (Ed) N° 2, de 1998		723.306
		262	Subvención inciso 1° y 2° art. 5 transitorio, D.F.L. (Ed.) N° 2, de 1998		30.271.866
		263	Subvención inciso 3° art. 5° transitorio D.F.L. (Ed.) N° 2, de 1998		482.078
		265	Subvención Educacional Prorretención, Ley N° 19.873		27.557.592
		266	Subvención Escolar Preferencial, Ley N° 20.248	07	474.794.266
		268	Subvención por Concentración, Art. 16 de la Ley N° 20.248	07	124.701.794
	03		**A Otras Entidades Públicas**		**305.520.958**
		180	Asignación Desempeño Difícil	08	36.098.150
		181	Bonificación Compensatoria, Art. 3°, Ley N° 19.200	09	3.861.433
		185	Para Cumplimiento del Inciso 2° Art. 10°, Ley N° 19.278	10	1.147.752
		186	Subvención Adicional Especial, Art. 41, D.F.L .(Ed) N° 2, de 1998		92.329.955
		187	Subvención de Desempeño de Excelencia, Art. 40, D.F.L. (Ed) N° 2, de 1998		51.423.768
		387	Bonificación de Profesores Encargados, Ley N° 19.715, Art. 13		3.338.591
		389	Asignación de Excelencia Pedagógica, Ley N° 19.715	11	6.812.358
		393	Asignación Variable de Desempeño Individual Art. 17, Ley N° 19.933		12.895.577
		394	Asignaciones por Desempeño Colectivo, Art. 18, Ley N° 19.933		2.129.911
		398	Bonificación de Reconocimiento Profesional, Ley N° 20.158	12	85.403.042
		700	Subvención Desempeño de Excelencia, Asistentes de la Educación, Ley N° 20.244		3.697.970
		703	Fondo de Asesorías Externas, Art. 3°, Ley 20.501		1.186.870
		711	Bono Especial para Docentes Jubilados, Art. 4°, Ley N° 20.501		231.750
		713	Bonificación Adicional por Antigüedad, Art. 6° Ley 20.652		4.963.831
33			**TRANSFERENCIAS DE CAPITAL**		**36.517.954**
	01		**Al Sector Privado**		**36.517.954**
		264	Subvención Anual de Apoyo al Mantenimiento, Art. 37, D.F.L. (Ed) N° 2, de 1998		36.517.954
35			**SALDO FINAL DE CAJA**		**10.000**

GLOSAS :

01 En aquellos proyectos de infraestructura financiados con el Aporte Suplementario por Costo de Capital Adicional a que se refiere el artículo 4° de la Ley N° 19.532, que correspondan a uno o más establecimientos existentes y a la creación de un nuevo establecimiento, se entenderá que este último ha impetrado el beneficio de la subvención dentro del plazo legal, para el primer año que deba recabar dicho beneficio, cuando los establecimientos que lo originaron hayan impetrado la subvención por los cursos y niveles que atenderá el nuevo, dentro del plazo establecido en el artículo 58 del D.F.L. N° 2, de Educación, de 1998. Mediante Resolución del Ministerio de Educación se establecerán los establecimientos educacionales a quienes les será aplicable esta disposición.

02 Sin perjuicio de lo dispuesto en el inciso 4° del artículo 13, del D.F.L. (Ed.) N° 2, de 1998, facúltase al Ministerio de Educación para que mediante Resolución del Subsecretario de Educación, autorice a no considerar la asistencia que ha experimentado una baja considerable, motivada por factores climáticos, epidemiológicos o desastres naturales, de acuerdo a las normas establecidas en el Decreto Supremo N° 56, del año 2011, del Ministerio de Educación y sus modificaciones.
Los días cuya asistencia no sea considerada por las razones señaladas, no podrán superar los 15 días en el año escolar 2015.

03 Comprende la subvención del Estado a los establecimientos educacionales según lo dispone el D.F.L. (Ed.) N° 2, de 1998 y el aporte definido conforme a los convenios celebrados de acuerdo al Decreto Ley N° 3.166, de 1980, según corresponda.

04 Los administradores de estos establecimientos educacionales escolares, que reciban aporte vía esta asignación, deberán informar al Ministerio de Educación, antes del 30 de junio de 2015, de su estado de resultados que contemple de manera desagregada todos sus ingresos y gastos correspondientes al año 2014.

05 Con cargo a estos recursos se podrá otorgar a una matrícula de 70.000 alumnos de educación parvularia de 1° y 2° nivel de transición, la subvención de jornada escolar completa diurna establecida en el inciso noveno del artículo 9° del DFL. (Ed.) N° 2, de 1998, para la educación general básica de 3° a 8° años. Esta modalidad de atención educacional se desarrollará conforme el Decreto de Educación N° 306, de 2007, y sus modificaciones.
Incluye $ 13.128.392 miles, por concepto de anticipo de subvenciones por aplicación del artículo 11 de la Ley N° 20.159 y la Ley N° 20.652.
Considera $ 22.422.797 miles como reintegro de recursos por anticipos de subvención de escolaridad otorgados en cumplimiento a lo dispuesto en las leyes números 20.158, 20.159, 20.244, 20.501 y 20.652.
Los sostenedores de establecimientos educacionales escolares, que reciban aporte vía esta asignación, deberán informar al Ministerio de Educación, antes del 30 de junio de 2015, de su estado de resultados que contemple de manera desagregada todos sus ingresos y gastos correspondientes al año 2014.
Infórmese diferenciadamente la suma de todos los recursos y asignaciones educacionales entregados a establecimientos educacionales por tipo de establecimiento, distinguiendo entre educación municipal de los que se entregan a los particulares subvencionados.

06 Incluye el financiamiento para el incremento de la subvención de internado que establece el artículo 11 del decreto con fuerza de Ley N° 2, del Ministerio de Educación, de 1998.
La creación y ampliación de internados se hará de acuerdo al decreto N° 1.316, del Ministerio de Educación, de 1996, y sus modificaciones.
Los establecimientos educacionales regidos por el decreto Ley N° 3.166, de 1980, que presten servicio de internado podrán percibir la subvención de internado en los mismos montos y condiciones establecidas para los establecimientos regidos por el decreto con fuerza de Ley N° 2, del Ministerio de Educación, de 1998.
Los establecimientos educacionales regidos por el citado decreto con fuerza de Ley N° 2, del Ministerio de Educación, de 1998, que presten servicio de internado podrán percibir la subvención de internado por la atención de alumnos de otros establecimientos educacionales subvencionados de la misma localidad de acuerdo a las normas de dicho cuerpo legal.

07 Para efectos de la aplicación de la subvención escolar preferencial se agrega a los criterios señalados en la Ley N° 20.248 para definir a los alumnos prioritarios, los alumnos cuyas familias pertenezcan al Subsistema de protección y promoción social "Seguridades y Oportunidades", los cuales tendrán la calidad de prioritarios por el solo ministerio de la ley, y serán informados por el Ministerio de Desarrollo Social.

08 Con estos recursos se pagará la asignación de desempeño difícil de los artículos 50 y 84 del D.F.L. (ED.) N° 1, de 1996, en sustitución a lo dispuesto en el artículo 17 transitorio de dicho decreto con fuerza de ley, en relación con los recursos de esta asignación.
El Ministerio de Educación deberá informar trimestralmente a las Comisiones de Educación de Presupuestos la distribución de los recursos a nivel comunal.

09 El Ministerio de Educación deberá informar trimestralmente en su página web la distribución de los recursos a nivel comunal.

10 Estos recursos se transferirán a las municipalidades de acuerdo al Decreto Supremo N° 88, de 1994, del Ministerio de Educación, y sus modificaciones, para el pago del monto mensual fijo complementario que establecen los artículos 3° y 4° de la Ley N° 19.278, en sustitución de lo dispuesto en el artículo 11, de la citada Ley.
El Ministerio de Educación deberá informar trimestralmente a las Comisiones de Educación de la Cámara de Diputados y del Senado y a la Comisión Especial Mixta de Presupuestos la distribución de los recursos a nivel comunal.

11 Conforme lo dispuesto en las Leyes N° 19.715 y N° 20.501, estos recursos serán utilizados de acuerdo al D.F.L. (Ed.) N° 1, del 2002 y al D.F.L. (Ed.) N° 2, del 2012, y se establece un máximo de 6.500 docentes con derecho a percibir la Asignación de Excelencia Pedagógica y un máximo de 3.000 cupos para docentes que podrán ser acreditados y seleccionados durante el año 2015.

12 Recursos destinados al pago de la Bonificación de Reconocimiento Profesional de la Ley N° 20.158, en sustitución a lo dispuesto en los incisos cuarto y quinto, del artículo 9 de dicho cuerpo legal.
El Ministerio de Educación transferirá estos recursos a los sostenedores o representantes legales de los establecimientos educacionales subvencionados, tanto del sector municipal como particular, y de los establecimientos de educación técnico profesional regidos por el decreto Ley N° 3166, de 1980, destinándose exclusivamente al pago de la Bonificación de Reconocimiento Profesional.

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Gestión de Subvenciones a Establecimientos Educacionales (01)

PARTIDA	:	09
CAPÍTULO	:	01
PROGRAMA	:	21

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		3.522.209
08		OTROS INGRESOS CORRIENTES		2.180
	01	Recuperaciones y Reembolsos por Licencias Médicas		1.090
	99	Otros		1.090
09		APORTE FISCAL		3.519.029
	01	Libre		3.519.029
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		3.522.209
21		GASTOS EN PERSONAL	02	3.294.150
22		BIENES Y SERVICIOS DE CONSUMO		226.059
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 a) Este programa presupuestario concentra en la Unidad de Subvenciones la administración de la subvenciones educacionales que se otorgan a los establecimientos educacionales, de acuerdo a las normas legales y reglamentarias, a través del Programa Presupuestario Subvenciones a los Establecimientos Educacionales, Partida 09, Capítulo 01, Programa 20, de esta Ley.

b) Dotación máxima de vehículos — 10

02 Incluye :

a) Dotación máxima de personal — 200

b) Horas extraordinarias año
– Miles de $ — 8.250

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 35.157

d) Convenios con personas naturales
– Miles de $ — 30.099

El personal a contrata de este programa podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, definidas en forma individual o genérica, mediante resolución fundada del Subsecretario de Educación, en la que deberá precisar las referidas funciones. Con todo, el personal contratado en estas condiciones no podrá exceder de 3 funcionarios

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Educación Superior (01)

PARTIDA : 09
CAPÍTULO : 01
PROGRAMA : 30

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**1.404.343.804**
05			**TRANSFERENCIAS CORRIENTES**		**24.029.385**
	02		**Del Gobierno Central**		**24.029.385**
		080	Fondo para la Educación, Ley Nº 20.630		24.029.385
09			**APORTE FISCAL**		**1.345.943.093**
	01		**Libre**		**1.321.110.075**
	02		**Servicio de la Deuda Interna**		**23.207.960**
	03		**Servicio de la Deuda Externa**		**1.625.058**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**20.237.726**
	10		**Ingresos por Percibir**		**20.237.726**
		001	Créditos de Educación Superior		20.237.726
14			**ENDEUDAMIENTO**		**14.131.600**
	02		**Endeudamiento Externo**		**14.131.600**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**1.404.343.804**
24			**TRANSFERENCIAS CORRIENTES**		**841.599.143**
	02		**Al Gobierno Central**		**1.284.410**
		003	A Corfo	02	1.284.410
	03		**A Otras Entidades Públicas**		**840.314.733**
		196	Aporte Artículo 2º DFL (Ed) Nº 4, de 1981		202.383.339
		197	Aporte Artículo 3º DFL (Ed) Nº 4, de 1981	03	24.562.668
		200	Becas Educación Superior	04	513.853.558
		202	Fondo Desarrollo Institucional Art 1º DFL. (Ed.) Nº 4 de 1981	05	11.788.276
		203	Universidad de Chile	06	9.300.695
		204	Pasantías Técnicos Nivel Superior	07	3.713.150
		208	Aplicación Ley Nº 20.374	08	2.182.700
		211	Beca Idioma		880.546
		212	Apoyo Innovación Educación Superior	09	3.284.663
		213	Educación Superior Regional	10	4.356.457
		214	Fortalecimiento Universidades Art. 1º DFL (Ed.) Nº 4 de 1981	11	3.271.816
		218	Basal por Desempeño Universidades Art. 1º DFL. (Ed.) Nº 4 de 1981	12	16.159.823
		300	Semestre en el Extranjero Beca Vocación de Profesor	13	742.630
		606	Cursos de Idiomas para Becas Chile		795.674
		802	Fondo de Desarrollo Institucional	14	5.206.991
		805	Aplicación Ley Nº 20.634		8.240.000
		806	Desarrollo de las Humanidades, las Ciencias Sociales y las Artes		3.339.747
		807	Convenio Marco Universidades Estatales	15	23.780.000
		812	Internacionalización de Universidades	16	2.472.000
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**	17	**424.150.878**
	01		**Compra de Títulos y Valores**		**424.150.878**
33			**TRANSFERENCIAS DE CAPITAL**		**113.758.765**
	03		**A Otras Entidades Públicas**		**113.758.765**
		035	Fondo Desarrollo Institucional-Infraestructura Art 1º DFL. (Ed.) Nº 4 de 1981	05	6.561.018
		036	Aplicación Letra a) Art.71 bis de la Ley Nº 18.591		77.508.293
		401	Fondo de Desarrollo Institucional - Infraestructura	14	3.117.695

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
33	03 404	Educación Superior Regional	10	708.568
	405	Desarrollo de las Humanidades, las Ciencias Sociales y las Artes		5.009.619
	406	Fortalecimiento Universidades Art. 1º DFL (Ed.) Nº 4 de 1981	11	2.181.210
	407	Apoyo Innovación Educación Superior	09	1.780.362
	409	Basal por Desempeño Universidades Art. 1º DFL. (Ed.) Nº 4 de 1981	12	4.944.000
	410	Convenio Marco Universidades Estatales	15	10.300.000
	412	Internacionalización de Universidades	16	1.648.000
34		**SERVICIO DE LA DEUDA**		**24.834.018**
	01	**Amortización Deuda Interna**		**20.400.962**
	02	**Amortización Deuda Externa**		**1.050.560**
	03	**Intereses Deuda Interna**		**2.806.998**
	04	**Intereses Deuda Externa**		**574.498**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 La distribución de los recursos entre las instituciones de educación superior se efectuará por uno o más decretos del Ministerio de Educación, copia de los cuales serán remitidas a la Dirección de Presupuestos al momento de su total tramitación, acompañados del número de beneficiarios por institución en el caso de las asignaciones 200 y 036.
Los recursos de las asignaciones de este programa presupuestario serán entregados a dichas instituciones directamente por la Tesorería General de la República, de acuerdo al respectivo programa de caja, con excepción de las asignaciones 204, 211, 300 y 606.
El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos la distribución de estos recursos por Institución y tipo de asignación, su avance de gasto y, en caso de que la Institución presente rezago en la asignación o ejecución de recursos de años anteriores, el informe presupuestal correspondiente.
Las instituciones de educación superior a que se refiere el presente capítulo deberán antes del 30 de junio, remitir al Ministerio de Educación, la información a que se refiere el decreto Nº 352 de 2012 del Ministerio de Educación.

02 De acuerdo al Convenio con el Ministerio de Economía, Fomento y Turismo.
El Ministerio de Educación, a más tardar el 31 de enero de 2015, deberá informar a la Comisión Especial Mixta de Presupuestos acerca de la distribución de los recursos, las metas, objetivos y el mecanismo de evaluación de este programa.

03 En la distribución de este aporte se utilizará, cuando corresponda, la Prueba de Selección Universitaria que reemplazó a la Prueba de Aptitud Académica.

04 El Programa de Becas de Educación Superior se ejecutará de acuerdo al Decreto Nº 97, de 2013, del Ministerio de Educación y sus modificaciones.
Dichas becas de arancel serán asignadas a cada alumno postulante, por el Ministerio de Educación.
Considera lo siguiente:
a) Beca Bicentenario.
$ 266.615.113 miles para alumnos de las instituciones de educación referidas en el artículo 1º del D.F.L. (Ed.) Nº 4, de 1981, que se encuentren acreditadas, en conformidad a la Ley Nº 20.129, al 31 de diciembre del 2014. El monto máximo de esta beca, no podrá exceder el monto del arancel de referencia de la respectiva carrera. Solo para los efectos de la asignación de estas becas, el monto de dicho arancel de referencia se establecerá mediante resolución del Ministerio de Educación, visada por la Dirección de Presupuestos, la que deberá dictarse en el mes de diciembre de 2014. Asimismo, se podrá otorgar hasta un máximo de 150 becas, a estudiantes en situación de discapacidad con certificado otorgado por el Registro Civil al 31 de diciembre de 2014, a quienes se les eximirá de rendir la P.S.U. y se les exigirá en reemplazo tener un promedio de notas de enseñanza media igual o superior a 5.0.

b) Beca Juan Gómez Millas.
$ 64.154.283 miles que se asignarán a estudiantes egresados de enseñanza media y que se matriculen en las instituciones de educación referidas en el artículo 52° del D.F.L. (Ed.) N° 2 de 2010 y se encuentren acreditadas, de conformidad a la Ley N° 20.129, al 31 de diciembre de 2014. Asimismo, se podrán otorgar hasta 150 becas a estudiantes en situación de discapacidad con certificado otorgado por el Registro Civil al 31 de diciembre de 2014, a quienes se les eximirá de rendir la P.S.U. y se les exigirá en reemplazo tener un promedio de notas de enseñanza media igual o superior a 5.0.
Adicionalmente, se podrá otorgar hasta un máximo de 150 becas, a estudiantes extranjeros provenientes de América Latina y el Caribe de comprobada necesidad socioeconómica, que se matriculen en las instituciones de educación mencionadas anteriormente, que cumplan con los requisitos de admisión relativos a calidad académica asimilables a los puntajes de la Prueba de Selección Universitaria de las universidades chilenas, en la forma que establezca el reglamento.

c) Beca Nuevo Milenio.
$ 100.379.190 miles, que se asignarán a estudiantes que se matriculen en carreras técnicas de nivel superior y profesionales en instituciones que cuenten con acreditación vigente de conformidad a la Ley N° 20.129 al 31 de diciembre de 2014; en el caso de las carreras profesionales, estas deberán ser impartidas por institutos profesionales. Tratándose de los estudiantes que postulen por primera vez a esta beca ellos deberán haber obtenido un promedio de notas de enseñanza media igual o superior a 5.0.
La beca cubrirá hasta un monto de $ 600 miles anual. Asimismo, podrá otorgar hasta un máximo de 150 becas a estudiantes en situación de discapacidad con certificado otorgado por el Registro Civil, vigente al 31 de diciembre de 2014, a quienes se les eximirá de rendir la PSU y se les exigirá en reemplazo tener un promedio de notas de enseñanza media igual o superior a 5.0.
Incluye, hasta un máximo de 4.000 estudiantes que habiendo egresado de enseñanza media a partir del año 2011 se encuentren dentro de los mejores promedios de notas de su promoción, considerados por establecimientos, según el procedimiento que contemple el reglamento respectivo. Estos alumnos recibirán hasta un monto de $ 800 miles anuales.
Sin perjuicio de lo anterior, antes del 31 de marzo de 2015, el Ministerio de Educación podrá, mediante resolución fundada, eximir durante el año 2015 de la exigencia de la acreditación institucional señalada, a aquellas instituciones que, durante el año 2014, posean una tasa de retención de primer año superior a un 50% y que se encuentren en alguna de las siguientes situaciones:

i. Que antes del 31 de diciembre de 2014 hayan ingresado el informe de autoevaluación institucional a la Comisión Nacional de Acreditación.
ii. Que se trate de centros de formación técnica que se encuentren sujetos al sistema de supervisión por parte del Ministerio de Educación.
No podrán acogerse a la exención descrita en los incisos anteriores aquellas instituciones que hayan ingresado el informe de autoevaluación institucional a la Comisión Nacional de Acreditación dentro de los veinticuatro meses anteriores a la publicación de esta ley, y hayan luego retirado dicho informe sin mediar un requerimiento de la citada Comisión en tal sentido, o que su acreditación haya sido rechazada con posterioridad al 30 de junio de 2014.
iii. Que se trate de centros de formación técnica o institutos profesionales sujetos al sistema de licenciamiento. Adicionalmente en el caso de las instituciones que se encuentren sujetas al sistema de licenciamiento ante el Consejo Nacional de Educación, se requerirá un informe favorable de dicho organismo.

d) Beca Hijos de Profesionales de la Educación.
$ 5.658.174 miles que se destinarán a estudiantes hijos de profesionales de la educación y del personal a que se refiere la Ley N° 19.464 que se desempeñen en establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998 y por el Decreto Ley N° 3.166, de 1980, que se matriculen en la educación superior, de acuerdo a los requisitos y demás condiciones que se establezcan en el reglamento.

e) Beca Vocación de Profesor.
$ 23.385.945 miles que se asignarán a alumnos que a lo menos hayan obtenido 600 puntos promedio en la Prueba de Selección Universitaria (PSU), entre las pruebas de lenguaje y comunicación y matemáticas, que se matriculen por primera vez como alumnos de primer año en carreras de pedagogía acreditadas, y que al momento de haber obtenido la acreditación, esta haya sido otorgada por a lo menos dos años, en conformidad a la Ley N° 20.129. Estas carreras deben ser impartidas por instituciones de educación superior que hayan obtenido la acreditación a lo menos por dos años por la misma ley, de acuerdo con los requisitos y demás condiciones que se establezcan en el reglamento.

Asimismo, al menos el 85% de los estudiantes de la cohorte que ingrese este año, debe haber obtenido 500 puntos o más promedio en la PSU, entre las pruebas de lenguaje y comunicación y matemáticas.
Además, estas carreras deben ser impartidas por instituciones de educación superior reconocidas oficialmente por el Estado y acreditadas por a lo menos dos años por la misma ley, de acuerdo con los requisitos y demás condiciones que se establezcan en el reglamento.
También se podrán entregar becas a aquellos estudiantes cuyo promedio de notas de enseñanza media se encuentre en el 10% mejor de su cohorte de egreso en el año 2014 de establecimientos educacionales regidos por el D.F.L (Ed.) N° 2, de 1998, y el Decreto Ley N° 3.166, de 1980, y que a lo menos hayan obtenido 580 puntos promedio en la PSU entre las pruebas de Lenguaje y Comunicación y Matemáticas.
La beca cubrirá el arancel de la carrera y el valor de la matrícula, según las condiciones que establezca el reglamento. Adicionalmente se asignará el beneficio a los estudiantes que estén matriculados el año 2014 en el último año de licenciaturas y que opten por el programa de formación pedagógica elegible para licenciados, bajo los requisitos y demás condiciones que establezca el reglamento. El beneficio financia en este caso, el último año de licenciatura y el programa de formación pedagógica.
Los beneficiarios de esta beca, una vez obtenido el título profesional, deberán cumplir con la obligación de ejercer su profesión en aquellos establecimientos educacionales que determine el reglamento. Asimismo, el reglamento regulará la forma, plazos y oportunidad en que se deberá dar cumplimiento a esta obligación, la que deberá ser garantizada a través de la suscripción ante Notario Público de un pagaré único a favor del Ministerio de Educación.

f) Becas de Reparación.
$ 7.098.237 miles para el cumplimiento de lo establecido en el artículo 30 de la Ley N° 19.123 y la Ley N° 19.992. Los beneficiarios a que se refiere el artículo 13 de la Ley N° 19.992, podrán traspasar el beneficio de la beca a uno de sus descendientes hasta de segundo grado de consanguinidad en línea recta, quienes podrán postular a cualquiera de las becas de las letras a), b), c) y e) bajo las condiciones que establezca el reglamento.

g) Beca de Excelencia Académica.
$ 29.306.501 miles para alumnos meritorios que egresen de enseñanza media en el año 2014 provenientes de establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998, y el D.L. N° 3.166, de 1980, cuyo promedio de notas de enseñanza media se encuentre en el 10% mejor del establecimiento o que hayan obtenido un puntaje nacional en la Prueba de Selección Universitaria (PSU), determinado en la forma en que lo establezca el reglamento.
En el evento que alguna región del país no tuviera alumnos con puntaje nacional se asignará el beneficio de esta beca al estudiante que haya obtenido el mejor puntaje de esa región. Para la obtención de este beneficio, deberán matricularse como alumnos de primer año en las instituciones de educación superior señaladas en el artículo 52 del DFL. (Ed.) N° 2, de 2010, que se encuentren acreditadas al 31 de diciembre de 2014 conforme a la Ley N° 20.129.
Todos los estudiantes beneficiarios recibirán hasta un monto máximo de $ 1.150 miles anuales, según lo establecido en el reglamento.

h) Beca Nivelación Académica.
$ 2.851.040 miles que se asignarán para financiar a estudiantes de primer año que se matriculen en los programas de nivelación académica de instituciones de educación superior acreditadas, conforme a la Ley N° 20.129, al 31 de diciembre de 2014. Dichos programas deberán ser aprobados mediante resolución del Ministerio de Educación que deberá dictarse antes del 31 de di ciembre de 2014. Para estos efectos el Ministerio de Educación convocará a dichas instituciones a partir de la fecha de publicación de esta ley y suscribirá los convenios con las instituciones, traspasando a estas los recursos una vez asignados los beneficiarios.
Para la asignación de esta beca se seleccionará a los estudiantes de la promoción 2014 matriculados en los programas de nivelación antes mencionados, provenientes de establecimientos educacionales regidos por el DFL (Ed.) N° 2, de 1998, y el Decreto Ley N° 3.166, de 1980, y que obtengan los mejores resultados, ordenados por orden de precedencia al aplicarse los factores de selección, ranking de notas de enseñanza media por establecimiento y puntaje de notas de enseñanza, según el procedimiento que contemple el reglamento.
Estos recursos podrán financiar planes de nivelación, de instituciones que incorporen alumnos provenientes de instituciones respecto de las cuales el Ministerio de Educación haya solicitado al Consejo Nacional de Educación la revocación del reconocimiento oficial, conforme al artículo N° 64 del DFL N° 2, de 2010, del Ministerio de Educación.

i) Beca de Articulación.
$ 2.725.402 miles que se asignarán a estudiantes que egresados o titulados de carreras técnicas de nivel superior, dentro de los cuatro años precedentes al año 2015 y que habiendo obtenido un promedio de notas de educación media igual o superior a 5.0. deseen continuar sus estudios en carreras conducentes a títulos profesionales, en instituciones de educación superior acreditadas, conforme a la Ley N° 20.129, al 31 de diciembre de 2014. Los alumnos recibirán $ 750 miles anuales, de acuerdo al procedimiento que contemple el reglamento.

j) Beca de reubicación.
$ 11.679.673 miles que se asignarán a estudiantes matriculados al 31 de diciembre de 2012 en la Universidad del Mar, y que durante el año 2015 se matriculen en instituciones de educación superior que cuenten con acreditación institucional vigente al 31 de diciembre de 2014, conforme a la Ley N° 20.129.
El monto máximo de esta beca, no podrá exceder el monto del arancel de referencia de la respectiva carrera. Con todo, este beneficio será renovable en las condiciones que establezca el reglamento.
Asimismo, se podrá financiar la reubicación de alumnos que provienen de los hogares pertenecientes a los siete deciles de menores ingresos de la población del país, provenientes de instituciones respecto de las cuales el Ministerio de Educación haya solicitado al Consejo Nacional de Educación la revocación del reconocimiento oficial y este haya dado su aprobación, conforme al artículo N° 64, del D.F.L. N° 2, de 2010, del Ministerio de Educación.

Para la selección de los estudiantes que postulen a las becas incluidas en los programas de las letras a), b), c), h) e i) anteriores, deberá considerarse el nivel socioeconómico del alumno y su rendimiento académico. La asignación de estas becas por parte del Ministerio de Educación deberá hacerse entre estudiantes que provienen de los hogares pertenecientes a los siete deciles de menores ingresos de la población del país, para lo cual utilizará un instrumento de evaluación uniforme de la situación socioeconómica, en la forma que se establezca en el reglamento.

Adicionalmente, el Ministerio de Educación, podrá verificar la veracidad de la información proporcionada por los postulantes de los diversos beneficios establecidos en el programa de becas, solicitando información a diversas entidades públicas y privadas.

En el caso de los estudiantes de la letra d) y g), se podrán entregar becas a estudiantes que pertenezcan hasta el octavo decil de ingreso per cápita.

Los estudiantes que por primera vez postulan a las becas de las letras a) y b) deberán cumplir con, a lo menos, 500 puntos en la Prueba de Selección Universitaria (PSU). Para tales efectos se considerará el promedio entre las pruebas de lenguaje y comunicación y matemáticas.

Para el requisito de puntaje de PSU establecido en las becas de las letras a), b), d) y e) en el caso de alumnos de primer año, se considerará el puntaje obtenido en la PSU, del proceso de admisión 2014 o 2015, con el cual el estudiante fue seleccionado para ingresar a la carrera. Para el requisito de puntaje establecido en la letra g), se considerará, solo la PSU rendida en el proceso de admisión 2015.

Todas las becas incluidas en este programa serán incompatibles entre sí, salvo que:

1) la suma de los recursos obtenidos por un alumno beneficiario sea menor a $ 1.150 miles anuales.
2) se trate de los beneficios contemplados en la letra h) para estudiantes del programa de nivelación académica en instituciones de educación superior en cuyo caso el beneficio será compatible con cualquier otra beca, con excepción de la contemplada en la letra i) y j).

Los estudiantes beneficiarios de años anteriores estarán sujetos, para el solo efecto de los requisitos de renovación, al cumplimiento de los requisitos académicos establecidos por el reglamento.

Las instituciones de educación superior a que se refiere la presente glosa, deberán reunir todas las condiciones y requisitos que establezca el reglamento de Becas de Educación Superior.

En caso de comprobarse errores u omisiones en la información proporcionada por la institución de educación superior en el marco del Programa de Becas, el Ministerio de Educación podrá iniciar un procedimiento sancionatorio, en la forma y condiciones establecidas en el reglamento.

A más tardar el 30 de septiembre de 2015, el Ministerio informará a la Comisión Especial Mixta de Presupuestos la cantidad de becas de arancel asignadas para el 2015, por tipo de beca, como decil de ingreso del beneficiario, tipo de institución de educación superior en que se matriculó el beneficiario, y tipo de establecimiento de egreso de enseñanza media.

El Ministerio de Educación podrá firmar convenios con aquellas instituciones que incorporen alumnos provenientes de instituciones respecto de las cuales el Ministerio de Educación haya solicitado al Consejo Nacional de Educación la revocación del reconocimiento oficial, conforme al artículo N° 64 de la Ley general de Educación, en los cuales se podrá exceptuar a estos alumnos en la ponderación de los indicadores utilizados para evaluar a las instituciones, facultades y carreras para efectos de la acreditación de las mismas y de aquellas evaluaciones que incidan en la obtención de financiamiento y cumplimiento de metas.

05 Los recursos incluidos en estas asignaciones se adjudicarán entre las instituciones de educación superior referidas en el artículo 1° del D.F.L. (Ed.) N° 4, de 1981, que hayan obtenido la acreditación institucional en conformidad a lo establecido en la Ley N° 20.129.

Será requisito para postular a la línea de convenios de desempeño en formación inicial de profesores, la acreditación de la carrera.

La adjudicación de los recursos será realizada a través de un sistema de concursos, que se ejecutará de acuerdo al Decreto N° 344 del Ministerio de Educación, de 2010, y sus modificaciones.

Incluye:

a) $ 1.716.874 miles para concursos de proyectos de carácter general entre las instituciones de educación superior. Incluye recursos para financiar planes de nivelación y reubicación para instituciones que incorporen alumnos provenientes de instituciones respecto de las cuales el Ministerio de Educación haya solicitado al Consejo Nacional de Educación la revocación del reconocimiento oficial, conforme al artículo N° 64 de la Ley general de Educación.

b) $ 14.823.026 miles para convenios de desempeño en formación inicial de profesores, innovación académica y fortalecimiento técnico-profesional, los que se asignarán en conformidad a lo establecido en el contrato de prestamo N° 8126-CL celebrado entre el BIRF y el Gobierno de Chile.
Incluye recursos para el pago de cuotas de los convenios de desempeño aprobados en años anteriores que serán transferidas según la normativa que los rige y su estado de avance.
Para aquellas instituciones que incorporen alumnos provenientes de instituciones respecto de las cuales el Ministerio de Educación haya solicitado al Consejo Nacional de Educación la revocación del reconocimiento oficial, conforme al artículo N° 64 de la Ley general de Educación, se podrá exceptuar a estos alumnos de aquellas evaluaciones que incidan en el cumplimiento de metas asociadas a estos convenios.

c) $ 1.809.394 miles para el desarrollo de actividades de fortalecimiento institucional, y coordinación de los programas en implementación.
Incluye recursos para financiar todos los gastos de operación y los que demanden los seminarios, reuniones de trabajo y capacitación, considerando los gastos de transporte, alimentación y alojamiento generados en la realización de dichas actividades, así como los convenios de colaboración y honorarios nacionales. La contratación de expertos extranjeros podrá realizarse, sin sujeción a las exigencias del Decreto de Hacienda N° 98, de 1991, artículo 11 de la Ley N° 18.834, del artículo 48° del D.L. N° 1.094 de 1975, y del artículo 100 del Decreto N° 597, de 1984 del Ministerio del Interior.

06 Estos recursos se destinarán a actividades de interés nacional que se determinen en uno o más convenios entre el Ministerio de Educación y la Universidad de Chile, los que deberán ser suscritos en el primer trimestre del año, como requisito para la entrega de los recursos, y aprobados mediante decreto de dicho Ministerio. Como parte de este convenio se incluirá la incorporación de al menos 530 cupos para alumnos destacados de primer año, cuyo promedio de notas de enseñanza media, se encuentre en el 10% mejor de su cohorte en un establecimiento educacional regido por el DFL (Ed.) N° 2, de 1998, o por el Decreto Ley N° 3.166, de 1980. A lo menos $ 299.102 miles serán destinados a las actividades del programa de medición de riesgo sísmico y a lo menos $ 2.465.917 miles para financiar las actividades de la Orquesta Sinfónica de Chile, el Ballet Nacional y la Camerata Vocal de la Universidad de Chile.

Copia de los convenios será remitida por el Ministerio de Educación, a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Dirección de Presupuestos.

07 Estos recursos se ejecutarán conforme al decreto N° 664 del Ministerio de Educación, del 2008 y sus modificaciones.

Sin perjuicio de ello, se podrán asignar beneficios a los profesionales que cuenten con licenciatura o hayan cursado carreras de más de ocho semestres, que se desempeñen como formadores de técnicos en el ámbito de nivel técnico superior y educación media técnico profesional, por un período de al menos un año previo a la postulación al beneficio, y que se obliguen a mantener dicha calidad por un plazo mínimo de un año luego de haber hecho uso del mismo.

08 Recursos para el cumplimiento de lo establecido en el artículo 12° de la Ley N° 20.374.

09 Para financiar convenios de desempeño a adjudicar entre las instituciones de educación superior referidas en el artículo 1° del DFL (Ed.) N° 4, de 1981 y universidades privadas autónomas que hayan obtenido la acreditación institucional de cuatro o más años en conformidad a lo establecido en la Ley N° 20.129, y que propongan acciones de producción científica e innovación en áreas de competitividad internacional y para el pago de cuotas de los convenios de desempeño aprobados en años anteriores.
Los bienes inmuebles que se adquieran con estos recursos serán destinados exclusivamente para fines educacionales, a lo menos por 30 años. Estos bienes deberán quedar hipotecados a favor del Fisco y sujetos a la prohibición de enajenar, gravar y ejecutar actos y celebrar contratos durante 30 años.
En lo que sea pertinente, se aplicará la regulación establecida en el artículo 8 de Ley N° 19.532.

10 Para financiar convenios de desempeño para potenciar a las Instituciones de Educación Superior señaladas en el artículo 52 del DFL (Ed.) N° 2, de 2010 que se encuentren acreditadas en conformidad a la Ley N° 20.129 y cuya casa central esté localizada fuera de la Región Metropolitana y para el pago de cuotas de los convenios de desempeño aprobados en años anteriores.

11 Recursos para el fortalecimiento de las Universidades en el ámbito de la infraestructura y apoyo docente para el aprendizaje estudiantil de pregrado. Incluye $ 4.362.421 miles para las Universidades estatales y $ 1.090.605 miles para las Universidades no estatales del DFL (Ed.) N° 4, de 1981.
Estos recursos se distribuirán entre las instituciones de acuerdo a convenios de desempeño suscritos en años anteriores con el Ministerio de Educación detallando metas de desempeño basadas en indicadores objetivos de resultados notables, de medición anual y plurianual y de acuerdo a lo establecido en el decreto N° 323 del Ministerio de Educación, de 2012 y sus modificaciones. La entrega de los recursos estará condicionada al cumplimiento de resultados asociados a los fines del proyecto, fijados en el convenio suscrito. La renovación de estos recursos estará sujeta al cumplimiento por cada institución de las metas convenidas.

12 Estos recursos se asignarán a las universidades privadas incluidas en el artículo 1° del decreto con fuerza de ley (Ed.) N° 4, de 1981, y a lo menos el 75% de ellos se asignarán a las instituciones cuya casa central esté localizada fuera de la Región Metropolitana de Santiago. Mediante decreto del Ministerio de Educación, suscrito por el Ministerio de Hacienda se establecerá la forma y condiciones bajo las que se asignan estos recursos.

13 Estos recursos se entregarán en los términos y condiciones establecidos en el decreto N° 263 del año 2013, del Ministerio de Educación y sus modificaciones.

14 Los recursos incluidos en estas asignaciones se adjudicarán entre las instituciones de educación superior señaladas en el artículo 52 del D.F.L. (Ed.) N° 2, de 2010, que no se encuentren incluidas en el artículo 1° del D.F.L. (Ed.) N° 4, de 1981, y que cuenten con acreditación institucional vigente, en conformidad a lo establecido en la Ley N° 20.129.
Será requisito para postular a la línea de convenios de desempeño en formación inicial de profesores, la acreditación de la carrera.
La adjudicación de los recursos será realizada a través de un sistema de concursos, que se ejecutará de acuerdo al Decreto N° 344 del Ministerio de Educación, de 2010, y sus modificaciones.
Incluye:

a) $ 1.273.080 miles para concursos de proyectos de carácter general entre las instituciones de educación superior.
Incluye recursos para financiar planes de nivelación y reubicación de instituciones que incorporen alumnos provenientes de instituciones respecto de las cuales el Ministerio de Educación haya solicitado al Consejo Nacional de Educación la revocación del reconocimiento oficial, conforme al artículo N° 64 de la Ley general de Educación.

b) $ 6.189.094 miles para convenios de desempeño en formación inicial de profesores, innovación académica y fortalecimiento técnico-profesional, los que se asignarán en conformidad a lo establecido en el contrato de prestamo N° 8126-CL celebrado entre el BIRF y el Gobierno de Chile.
Para aquellas instituciones que incorporen alumnos provenientes de instituciones respecto de las cuales el Ministerio de Educación haya solicitado al Consejo Nacional de Educación la revocación del reconocimiento oficial, conforme al artículo N° 64 de la Ley general de Educación, se podrá exceptuar a estos alumnos de aquellas evaluaciones que incidan en el cumplimiento de metas asociadas a estos convenios.

c) $ 862.512 miles para el desarrollo de actividades de fortalecimiento institucional, y coordinación de los programas en implementación.

Incluye recursos para financiar todos los gastos de operación y los que demanden los seminarios, reuniones de trabajo y capacitación, considerando los gastos de transporte, alimentación y alojamiento generados en la realización de dichas actividades, así como los convenios de colaboración y honorarios nacionales. La contratación de expertos extranjeros podrá realizarse, sin sujeción a las exigencias del decreto de Hacienda N° 98 de 1991, artículo 11° de la Ley N° 18.834, del artículo 48° del D.L. N° 1.094 de 1975, y del artículo 100 del Decreto N° 597, de 1984, del Ministerio del Interior.

Los bienes inmuebles que se adquieran con estos recursos serán destinados exclusivamente para fines educacionales, a lo menos por 30 años. Estos bienes deberán quedar hipotecados a favor del Fisco y sujetos a la prohibición de enajenar, gravar y ejecutar actos y celebrar contratos durante 30 años.

En lo que sea pertinente, se aplicará la regulación establecida en el artículo 8 de Ley N° 19.532.

15 Estos recursos se entregarán a las universidades estatales en los términos y condiciones que se establezcan mediante decreto del Ministerio de Educación, con la visación del Ministerio de Hacienda, en el que se indicará el contenido mínimo de los respectivos convenios y el monto de los mismos que no podrá exceder el presente año presupuestario. Estos compromisos se organizarán en torno a los siguientes ejes:

- Fortalecimiento Institucional
- Investigación e Innovación
- Formación de Profesores y
- Vinculación con el medio

El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos y los avances de los mencionados convenios.

16 Para transferir a universidades que al 31 de diciembre de 2014 tengan acreditación institucional vigente en conformidad a lo establecido en la Ley N° 20.129, que hayan obtenido el nivel más alto de acreditación en este proceso (7 años), que posean al menos 10 programas de doctorado y que al menos el 75% de estos estén acreditados a la fecha antes dicha.

La distribución de estos recursos durante el año 2015 se hará conforme a los criterios, requisitos y procedimientos que se establezcan mediante decreto del Ministerio de Educación, suscrito además por el Ministerio de Hacienda. En virtud de ello no podrán comprometerse recursos fiscales de años siguientes.

El Ministerio de Educación deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos y los avances de los mencionados convenios.

17 Estos recursos se destinarán al pago de todo tipo de gastos fiscales que signifique la aplicación de la Ley N° 20.027 y su Reglamento. Dichos pagos se efectuarán por la Tesorería General de la República, sobre la base de las instrucciones que le imparta la Dirección de Presupuestos del Ministerio de Hacienda.

Para efecto de lo dispuesto en el artículo 2°, de la Ley N° 20.027, el monto máximo de garantía estatal que el Fisco podrá otorgar durante el año 2015, será de $ 332.947.280 miles.

El Ministerio de Educación deberá informar dentro de los treinta días siguientes al término del semestre respectivo a la Comisión Especial Mixta de Presupuestos la tasa de morosidad y de créditos incobrables que presente el sistema de créditos regido por la Ley N° 20.027.

MINISTERIO DE EDUCACIÓN
Subsecretaría de Educación
Gastos de Operación de Educación Superior

PARTIDA	: 09
CAPÍTULO	: 01
PROGRAMA	: 31

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**5.266.140**
08			**OTROS INGRESOS CORRIENTES**		**2.185**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.093**
	99		**Otros**		**1.092**
09			**APORTE FISCAL**		**5.261.955**
	01		**Libre**		**5.261.955**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**5.266.140**
21			**GASTOS EN PERSONAL**	**01**	**3.034.204**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**360.806**
24			**TRANSFERENCIAS CORRIENTES**		**1.869.130**
	03		**A Otras Entidades Públicas**		**1.869.130**
		003	Aplicación Ley N° 20.129	03	1.628.644
		005	Comisión Ley N° 20.027		240.486
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 105

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 11.798

d) Convenios con personas naturales
– Miles de $ — 526.815

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 12
– Miles de $ — 198.084

02 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 3.796

03 La contratación de expertos extranjeros podrá realizarse, previa calificación de la Secretaría Ejecutiva, sin sujeción a las exigencias del decreto de Hacienda N° 98, de 1991, del artículo 12 del D.F.L. N° 29 de 2004 que fija el texto refundido, coordinado y sistematizado de la Ley N° 18.834, del artículo 48, del DL N° 1.094, de 1975 y del artículo 100 del decreto N° 597, de 1984, del Ministerio del Interior.

MINISTERIO DE EDUCACIÓN

Superintendencia de Educación

Superintendencia de Educación (01)

PARTIDA	:	09
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		19.115.241
08		OTROS INGRESOS CORRIENTES		25.150
	01	Recuperaciones y Reembolsos por Licencias Médicas		5.150
	99	Otros		20.000
09		APORTE FISCAL		19.089.091
	01	Libre		19.089.091
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		19.115.241
21		GASTOS EN PERSONAL	02	15.338.955
22		BIENES Y SERVICIOS DE CONSUMO	03	3.078.188
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		696.098
	03	Vehículos		170.053
	04	Mobiliario y Otros		56.032
	05	Máquinas y Equipos		41.200
	06	Equipos Informáticos		119.813
	07	Programas Informáticos		309.000
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos 51

02 Incluye :

a) Dotación máxima de personal 635

b) Horas extraordinarias año
– Miles de $ 145.748

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 535.039
– En el exterior en Miles de $ 32.888

d) Convenios con personas naturales
– Miles de $ 554.990

Incluye:

$ 31.604 miles, destinados a completar el financiamiento de los honorarios del Administrador Provisional conforme lo dispuesto en el Párrafo 6º, del Título III, de la Ley Nº 20.529.

$ 27.584 miles, destinados a financiar los honorarios de los mediadores que intervengan en las audiencias de mediación, a que se refiere el artículo 62 de la Ley Nº 20.529, en los casos en que las personas no puedan pagar este servicio y se acogen al beneficio de pobreza, de acuerdo a las normas establecidas por la Superintendencia de Educación.

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 120.000

MINISTERIO DE EDUCACIÓN

Agencia de Calidad de la Educación

Agencia de Calidad de la Educación (01)

PARTIDA : 09
CAPÍTULO : 03
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**33.633.776**
08			**OTROS INGRESOS CORRIENTES**		**2.114**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**569**
	02		**Multas y Sanciones Pecuniarias**		**1.030**
	99		**Otros**		**515**
09			**APORTE FISCAL**		**33.630.147**
	01		**Libre**		**33.630.147**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**515**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**33.633.776**
21			**GASTOS EN PERSONAL**	**02**	**5.833.386**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.820.236**
24			**TRANSFERENCIAS CORRIENTES**		**25.395.009**
	03		**A Otras Entidades Públicas**		**25.395.009**
		001	Evaluación de Logros de Aprendizaje	04	18.785.754
		002	Evaluación de Desempeño, Párrafo 2° del Título II de la Ley N° 20.529		6.609.255
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**583.145**
	03		**Vehículos**		**72.100**
	04		**Mobiliario y Otros**		**51.325**
	05		**Máquinas y Equipos**		**5.150**
	06		**Equipos Informáticos**		**42.570**
	07		**Programas Informáticos**		**412.000**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 8

02 Incluye :

a) Dotación máxima de personal — 222
El personal a contrata podrá desempeñar las funciones de carácter Directivo que se le asignen y deleguen mediante resolución Fundada del Secretario Ejecutivo, en la que deberá precisarse dichas funciones. Dicho personal no podrá exceder del 7% de la dotación del personal a contrata.
Se incluyen también los gastos por concepto de Dieta a 5 Consejeros de la Agencia, según el artículo 40 de la Ley N° 20.529,
– Miles de $ — 142.758

b) Horas extraordinarias año
– Miles de $ — 45.935

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 82.333
– En el exterior en Miles de $ — 10.815

d) Convenios con personas naturales
– Miles de $ — 552.549

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   - N° de personas 7
   - Miles de $ 43.152

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
- Miles de $ 44.795

04 Con cargo a estos recursos se podrá efectuar todo tipo de gastos, incluidos gastos en personal hasta por $ 927.000 miles, que demanden las actividades relacionadas con mediciones del logro de aprendizaje de los alumnos, ya sean mediciones nacionales o internacionales.
Los resultados de estas mediciones y de aquellas que, habiendo sido rendidas no hayan sido difundidas a la fecha de publicación de esta ley, solo podrán informarse en cifras agregadas de carácter nacional, regional, provincial o comunal referidas a la totalidad de los establecimientos educacionales para el nivel y territorio de que se trate y en informes específicos dirigidos a cada establecimiento que consigne los contenidos deficitarios respectivos.

MINISTERIO DE EDUCACIÓN
Dirección de Bibliotecas, Archivos y Museos
Dirección de Bibliotecas, Archivos y Museos (01)

PARTIDA : 09
CAPÍTULO : 05
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**41.638.092**
05			**TRANSFERENCIAS CORRIENTES**		**380.872**
	01		**Del Sector Privado**		**169.435**
		003	Administradora del Fondo para Bonificación por Retiro		169.435
	02		**Del Gobierno Central**		**211.437**
		005	De la Subsecretaría de Desarrollo Regional y Administrativo		211.437
07			**INGRESOS DE OPERACIÓN**		**443.931**
08			**OTROS INGRESOS CORRIENTES**		**327.176**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**212.151**
	99		**Otros**		**115.025**
09			**APORTE FISCAL**		**40.485.113**
	01		**Libre**		**40.485.113**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**41.638.092**
21			**GASTOS EN PERSONAL**	**02**	**18.358.758**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**6.236.665**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**395.211**
	03		**Prestaciones Sociales del Empleador**		**395.211**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**8.215.715**
	01		**Al Sector Privado**		**2.863.760**
		210	Instituciones Colaboradoras	05	1.259.453
		212	Museo San Francisco	06	23.203
		222	Fundación Museo de la Memoria	06	1.581.104
	03		**A Otras Entidades Públicas**		**5.351.955**
		192	Acciones culturales complementarias	07	5.351.955
25			**INTEGROS AL FISCO**		**15.937**
	01		**Impuestos**		**15.937**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.972.027**
	04		**Mobiliario y Otros**	**08**	**2.228.546**
	05		**Máquinas y Equipos**		**239.990**
	06		**Equipos Informáticos**		**265.253**
	07		**Programas Informáticos**		**238.238**
31			**INICIATIVAS DE INVERSIÓN**		**4.881.624**
	02		**Proyectos**		**4.881.624**
33			**TRANSFERENCIAS DE CAPITAL**		**560.155**
	03		**A Otras Entidades Públicas**		**560.155**
		005	Programa de Mejoramiento Integral de Bibliotecas Públicas		560.155
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01	Dotación máxima de vehículos	15
02	Incluye :	
	a) Dotación máxima de personal	1.236
	Adicionalmente se podrá contratar hasta 62 personas para el Programa Bibliotecas en el Metro	
	b) Horas extraordinarias año	
	– Miles de $	198.123
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	77.009
	– En el exterior en Miles de $	27.955
	d) Convenios con personas naturales	
	– Miles de $	175.928
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	14
	– Miles de $	152.881
	f) $ 1.185.603 miles para la contratación de vigilantes y guardias según las disposiciones legales vigentes.	
	g) El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberán precisarse las referidas funciones. Con todo, dicho personal no podrá exceder de 37 funcionarios.	
03	Incluye :	
	a) Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	84.668
	b) $ 648.630 miles para mantención y reparación de inmuebles.	
	Anualmente, dentro de los treinta días siguientes al término del año respectivo, la Dirección de Bibliotecas, Archivos y Museos informará a la Comisión Especial Mixta de Presupuestos sobre los inmuebles reparados con cargo a estos recursos, señalando la región y comuna en que se encuentran.	

04 Antes del mes de septiembre, deberá informarse a la Comisión Especial Mixta de Presupuestos el resultado de estos recursos, indicando número de beneficiados y tipos de programas financiados, entre otros. Asimismo, deberá entregar el estado de avance de su ejecución.

05 En el convenio que se suscriba al efecto se deberá estipular, a lo menos, las acciones a desarrollar y las metas, plazos y la forma de rendir cuenta del uso de los recursos. Los convenios serán publicados en la página web de la institución y de la organización receptora, la que deberá, además, publicar en igual medio información sobre sus estados financieros, balance y memoria anual de actividades. Incluye $ 248.622 miles para la Corporación Parque por la Paz Villa Grimaldi, $ 447.260 miles para la Fundación Arte y Solidaridad, $ 142.234 miles para la Fundación Eduardo Frei Montalva, $ 251.109 miles para Londres 38 Casa Memoria, $ 67.228 miles para el Museo del Carmen de Maipú y $ 103.000 miles para el Memorial de Paine.

06 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso. La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

La Fundación Museo de la Memoria deberá informar a la Dirección de Bibliotecas, Archivos y Museos, respecto al tipo de actividades que realizan, el número de visitantes que reciben mensualmente y los recursos que trimestralmente perciben adicionales a la asignación que efectúa en su favor la ley de presupuestos.

07 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluidos gastos en personal hasta por $ 305.506 miles para:

a) Desarrollar proyectos de mejoramiento y modernización de los servicios al público.
b) Financiar proyectos específicos, los que podrán ejecutarse en conjunto con instituciones nacionales y/o extranjeras.
c) Fortalecer el apoyo a los establecimientos educacionales con alumnos vulnerables.

08 Incluye recursos destinados a la adquisición de libros para las bibliotecas públicas y a la adquisición de obras de arte para museos públicos.

Anualmente, dentro de los treinta días siguientes al término del año respectivo, la Dirección de Bibliotecas, Archivos y Museos informará a la Comisión Especial Mixta de Presupuestos sobre las bibliotecas y museos públicos que recibieron los libros y obras de arte adquiridas con cargo a estos recursos, indicando la región y comuna en que se encuentran.

MINISTERIO DE EDUCACIÓN
Dirección de Bibliotecas, Archivos y Museos
Red de Bibliotecas Públicas

PARTIDA	:	09
CAPÍTULO	:	05
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		4.799.768
08		OTROS INGRESOS CORRIENTES		38.506
	01	Recuperaciones y Reembolsos por Licencias Médicas		6.896
	99	Otros		31.610
09		APORTE FISCAL		4.760.262
	01	Libre		4.760.262
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		4.799.768
21		GASTOS EN PERSONAL	01	1.008.609
22		BIENES Y SERVICIOS DE CONSUMO	02	3.067.845
25		INTEGROS AL FISCO		1.152
	01	Impuestos		1.152
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		720.162
	04	Mobiliario y Otros		145.421
	05	Máquinas y Equipos		7.435
	06	Equipos Informáticos		545.561
	07	Programas Informáticos		21.745
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 53

b) Horas extraordinarias año
- Miles de $ — 4.386

c) Autorización máxima para gastos en viáticos
- En territorio nacional en Miles de $ — 52.864
- En el exterior en Miles de $ — 4.120

d) Convenios con personas naturales
- Miles de $ — 120.085

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
- Nº de personas — 1
- Miles de $ — 13.013

f) El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberán precisarse las referidas funciones. Con todo, dicho personal no podrá exceder de dos funcionarios.

02 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ — 11.593

b) $ 896.600 miles para contribuir al financiamiento de la Conexión a la Red, de comunas de escasos recursos que se determinen mediante Resolución de la Dirección de Bibliotecas Archivos y Museos.
Antes del 31 de marzo, la Dirección de Bibliotecas, Archivos y Museos deberá informar a la Comisión Especial Mixta de Presupuestos las metas del Programa Conexión a la Red, desagregadas por comuna. Adicionalmente, enviará semestralmente a dicha Comisión, dentro de los treinta días siguientes al término del período respectivo, un informe de su cumplimiento y estado de ejecución, según comunas beneficiarias.

MINISTERIO DE EDUCACIÓN
Dirección de Bibliotecas, Archivos y Museos
Consejo de Monumentos Nacionales

PARTIDA	:	09
CAPÍTULO	:	05
PROGRAMA	:	03

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		2.487.578
09		APORTE FÍSCAL		2.487.578
	01	Libre		2.487.578
		GASTOS		2.487.578
21		GASTOS EN PERSONAL	01	841.304
22		BIENES Y SERVICIOS DE CONSUMO		1.567.024
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		77.250
	04	Mobiliario y Otros		15.450
	06	Equipos Informáticos		41.200
	07	Programas Informáticos		20.600
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSA :

01 Incluye :
Convenios con personas naturales
– Miles de $ 841.304

MINISTERIO DE EDUCACIÓN

Comisión Nacional de Investigación Científica y Tecnológica

Comisión Nacional de Investigación Científica y Tecnológica (01)

PARTIDA	:	09
CAPÍTULO	:	08
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**283.387.530**
05			**TRANSFERENCIAS CORRIENTES**		**42.378.320**
	02		**Del Gobierno Central**		**42.378.320**
		005	Programa Fondo de Innovación para la Competitividad		42.223.820
		009	Subsecretaría de Energía		154.500
06			**RENTAS DE LA PROPIEDAD**		**3.810**
07			**INGRESOS DE OPERACIÓN**		**7.028**
08			**OTROS INGRESOS CORRIENTES**		**2.130.104**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**35.169**
	99		**Otros**		**2.094.935**
09			**APORTE FISCAL**		**238.856.268**
	01		**Libre**		**238.856.268**
15			**SALDO INICIAL DE CAJA**		**12.000**
			GASTOS		**283.387.530**
21			**GASTOS EN PERSONAL**	**02**	**5.136.175**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.350.586**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**271.466.224**
	01		**Al Sector Privado**		**100.378.625**
		006	Otras Transferencias		56.809
		221	Becas Nacionales Postgrado	05	34.666.730
		222	Fondo Publicaciones Científicas		155.990
		223	Cooperación Internacional		4.277.185
		229	Acceso a información Electrónica para Ciencia y Tecnología		6.905.762
		230	Becas Chile	06	49.440.000
		231	Programa de Inserción de Investigadores	07	4.515.443
		232	Apoyo Complementario para Estudiantes de Postgrado		360.706
	03		**A Otras Entidades Públicas**		**171.087.599**
		160	Fondo Nacional de Desarrollo Científico y Tecnológico	08	112.633.590
		161	Fondo de Fomento Ciencia y Tecnología (FONDEF)	09	19.529.796
		163	Programa Explora	10	5.446.326
		166	Programas Regionales de Investigación Científica y Tecnológica	11	4.724.301
		170	Programa de Investigación Asociativa	12	28.189.187
		323	Programas Científicos de Nivel Internacional	13	564.399
25			**INTEGROS AL FISCO**		**515**
	01		**Impuestos**		**515**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**195.700**
	04		**Mobiliario y Otros**		**10.300**
	05		**Máquinas y Equipos**		**10.300**
	06		**Equipos Informáticos**		**72.100**
	07		**Programas Informáticos**		**103.000**
33			**TRANSFERENCIAS DE CAPITAL**		**5.226.330**
	03		**A Otras Entidades Públicas**		**5.226.330**
		002	FONDEQUIP	14	5.226.330
34			**SERVICIO DE LA DEUDA**		**5.000**
	07		**Deuda Flotante**		**5.000**
35			**SALDO FINAL DE CAJA**		**7.000**

GLOSAS :

01	Dotación máxima de vehículos	4
02	Incluye :	
	a) Dotación máxima de personal	203
	b) Horas extraordinarias año	
	– Miles de $	15.004
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	14.875
	– En el exterior en Miles de $	28.206
	d) Convenios con personas naturales	
	– Miles de $	1.019.244
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	6
	– Miles de $	38.859

La contratación de personal para la evaluación y seguimiento de proyectos y programas de investigación científica y tecnológica, por honorarios que no superen las 12 U.T.M. por evaluación, se efectuará mediante resolución de CONICYT, sin sujeción a las exigencias del Decreto de Hacienda N° 98, de 1991, ni a las del artículo 11 de la Ley N° 18.834.

La contratación de expertos extranjeros podrá realizarse en casos calificados por resolución fundada del presidente de CONICYT, sin sujeción a las exigencias del decreto de Hacienda N° 98 de 1991, ni a los del artículo 11 de la Ley N° 18.834, del artículo 48 del D.L. N° 1.094, de 1975 y del artículo 100 del decreto N° 597 de 1984, del Ministerio del Interior.

03	Incluye :	
	a) Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	51.362

b) $ 62.482 miles para el cumplimiento del inciso tercero del artículo 4° de la Ley N° 19.733, en la forma que se acuerde con el Ministerio Secretaría de Gobierno.

c) La Comisión podrá proporcionar con cargo a estos recursos, con motivo de la evaluación de proyectos de los distintos Fondos administrados por CONICYT, refrigerios a quienes participen en dichos procesos.

04 La contratación de personal para la evaluación y seguimiento de proyectos y programas de investigación científica y tecnológica, por honorarios que no superen las 12 U.T.M. por evaluación, se efectuará mediante resolución de CONICYT, sin sujeción a las exigencias del Decreto de Hacienda N° 98, de 1991, ni a las del artículo 11 de la Ley N° 18.834.
La contratación de expertos extranjeros podrá realizarse en casos calificados por resolución fundada del presidente de CONICYT, sin sujeción a las exigencias del decreto de Hacienda N° 98 de 1991, ni a los del artículo 11 de la Ley N° 18.834, del artículo 48 del D.L. N° 1.094, de 1975 y del artículo 100 del decreto N° 597 de 1984,del Ministerio del Interior.

05 Incluye recursos para los gastos asociados a las becas a que se refiere el artículo 27 de la Ley 19.595, el DFL N° 1, de 1999, del Ministerio de Planificación y el DFL N° 22, del Ministerio de Educación, de 1981, administradas hasta el año 2008 por MIDEPLAN.
En relación con estas becas, las referencias efectuadas al Ministerio de Planificación o MIDEPLAN en las normas legales antes mencionadas, deben entenderse hechas a la Comisión Nacional de Investigación Científica y Tecnológica (CONICYT).
De este modo, será responsabilidad de CONICYT asegurar el cumplimiento de las obligaciones vigentes por la aplicación de dichas normas legales en relación con las becas ya otorgadas.
De igual modo, será responsabilidad de CONICYT velar por el seguimiento y cumplimiento de las obligaciones contraídas a favor del Fisco de Chile en la aplicación de las normas mencionadas y para el caso de los procesos judiciales ya iniciados o por iniciar por aplicación de dichas normas.

Para el caso de los procesos judiciales ya iniciados o por iniciar por aplicación de las normas en referencia, el Consejo de Defensa del Estado representará judicialmente al Fisco de Chile.

Respecto de las nuevas becas que se asignen el año 2015, estas se regirán en todo por lo que se establezca en el Decreto Nº 335 del Ministerio de Educación de 2010 y sus modificaciones.

Con cargo a esta asignación se podrán ejecutar todos los gastos relacionados con las transferencias bancarias realizadas a los beneficiarios del programa hasta por $ 139.112 miles.

Mediante decreto supremo fundado del Ministerio de Educación, se podrá eximir a un becario de la obligación establecida en la letra c) del artículo 7º, del DFL Nº 22, del Ministerio de Educación, de 1981.

06 Estos recursos serán utilizados para financiar las becas de postgrado al extranjero asignadas a partir del año 2009, conforme al Decreto Nº 664 del Ministerio de Educación de 2008 y sus modificaciones.

Con cargo a estos recursos podrán ejecutarse todo tipo de gastos incluidos en personal hasta por $ 1.107.250 miles y gastos de transferencias bancarias hasta por $ 206.0000 miles.

07 La asignación de estos recursos se efectuará de acuerdo a la resolución exenta Nº 1140 de 2010 de CONICYT y sus modificaciones.

08 Incluye:

a) $ 26.227.208 miles destinados a financiar durante el primer año de ejecución proyectos nuevos aprobados en el Concurso Regular. Este monto considera hasta 20% de gastos de administración (*overhead*) que se asigna a las instituciones de Educación Superior por los costos indirectos en que incurren en la ejecución de los proyectos, calculado sobre todos los ítems de los proyectos, excluidos los honorarios de los investigadores.

b) Hasta $ 12.229.190 miles destinados a financiar los Centros de Excelencia de Investigación Avanzada patrocinadas por Instituciones Públicas o las universidades a que se refiere el artículo 1º del D.F.L. (Ed.) Nº 4, de 1981, a fin de estimular la realización de iniciativas de mayor envergadura y duración.

c) $ 1.029.498 miles para financiar la evaluación de los proyectos FONDECYT.

Los proyectos nuevos serán aprobados mediante resolución del Presidente de CONICYT con cargo a este fondo en el año 2015 y no podrán significar en total un compromiso de gasto superior a $ 114.027.518 miles durante el período de su ejecución.

Mediante resolución de CONICYT, visada por la Dirección de Presupuestos, se determinará, antes de tramitar las bases de los concursos de proyectos FONDECYT, los montos máximos de dichos proyectos, la duración máxima de los mismos, así como la cantidad de proyectos nuevos que podrán aprobarse durante el año y el monto de recursos que podrá comprometerse para los años siguientes.

Los Consejos Superiores del Fondo Nacional de Desarrollo Científico y Tecnológico podrán considerar la realización de concursos especiales para ejecutar proyectos sectoriales.

09 Estos recursos se adjudicarán a través de un sistema de concurso, a personas jurídicas nacionales, sin fines de lucro, que realicen actividades científicas y tecnológicas. Los criterios y procedimientos de selección de los proyectos y las obligaciones que deban cumplir los adjudicatarios de los mismos, el destino de los bienes adquiridos con ellos y demás condiciones para el funcionamiento del FONDEF, se ajustarán a las normas establecidas en el Decreto de Educación Nº 18, de 2009, y sus modificaciones.

En el año 2014 los proyectos nuevos que se aprueben con cargo al Fondo no podrán significar en total un compromiso de gasto superior a $ 17.494.514 miles durante el período de su ejecución. Los recursos incluidos en esta asignación no podrán ser desafectados para el financiamiento de otros gastos.

Incluye hasta $ 244.743 miles para gastos en personal.

10 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluidos gastos en personal hasta por $ 204.432 miles, en la forma establecida en el decreto N° 231, del Ministerio de Educación del año 2001 y sus modificaciones. En la asignación de los recursos el Programa Explora deberá tener presente el incentivo a la vocación científica y tecnológica de niños y jóvenes de establecimientos educacionales públicos.

11 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos, incluidos gastos en personal hasta por $ 48.787 miles, en la forma que se establece en el Decreto de Educación N° 109 de 2010 y sus modificaciones.

12 Incluye $ 24.393.293 miles provenientes del Fondo de Innovación para la Competitividad (FIC), para ser transferidos a Centros de Investigación Avanzada en Educación y Centros Científicos y Tecnológicos de Excelencia.
Asimismo, incluye $ 618.000 miles para un programa de equipamiento científico en áreas prioritarias.

13 Recursos para la contratación de científicos de nivel internacional en las universidades regionales acreditadas.

14 Recursos para la adquisición y/o actualización de equipamiento científico y tecnológico para actividades de investigación de las universidades acreditadas e instituciones de investigación.
La adjudicación de estos fondos será realizada a través de un sistema de concursos de acuerdo a lo establecido en el decreto N° 171, del Ministerio de Educación del año 2012 y sus modificaciones.

MINISTERIO DE EDUCACIÓN

Junta Nacional de Auxilio Escolar y Becas

Junta Nacional de Auxilio Escolar y Becas (01, 02)

PARTIDA : 09
CAPÍTULO : 09
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**508.192.524**
05			**TRANSFERENCIAS CORRIENTES**		**7.143.238**
	02		**Del Gobierno Central**		**7.143.238**
		005	Ley Nº 20.595 y Sistema Chile Solidario		7.143.238
08			**OTROS INGRESOS CORRIENTES**		**4.871.890**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**184.820**
	02		**Multas y Sanciones Pecuniarias**		**2.575.000**
	99		**Otros**		**2.112.070**
09			**APORTE FISCAL**		**496.106.121**
	01		**Libre**		**496.106.121**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**10.232**
	03		**Vehículos**		**10.232**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**60.043**
	10		**Ingresos por Percibir**		**60.043**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**508.192.524**
21			**GASTOS EN PERSONAL**	**02**	**10.959.410**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**4.049.836**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**618.251**
	03		**Prestaciones Sociales del Empleador**		**618.251**
24			**TRANSFERENCIAS CORRIENTES**		**491.629.698**
	01		**Al Sector Privado**	**04, 05**	**491.629.698**
		190	Programa de Alimentación JUNJI		71.660.521
		230	Aporte a Instituciones Colaboradoras	06	399.477
		231	Programa de Alimentación para Educación Básica		237.694.374
		234	Capacitación a Terceros		162.525
		239	Control Programas de la JUNAEB	07	3.094.519
		240	Programa de Alimentación de Vacaciones	08	2.918.836
		242	Programa de Alimentación para Kínder		26.415.129
		243	Programa de Alimentación Enseñanza Media		106.946.011
		244	Programa de Alimentación para Refuerzo Educativo	09	281.661
		246	Programa de Alimentación para Prekínder		21.120.758
		248	Programa de Alimentacion Especial para Estudiantes Adultos		5.399.228
		249	Programa Alimentación para Actividades Extraescolares en liceos		161.264
		258	Programa de Alimentación Reescolarización plan 12 años escolaridad	10	187.395
		290	Bono manipuladoras de alimentos	11	15.188.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**933.329**
	03		**Vehículos**		**78.280**
	04		**Mobiliario y Otros**		**69.494**
	06		**Equipos Informáticos**		**151.548**
	07		**Programas Informáticos**		**634.007**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01	Dotación máxima de vehículos	48
02	Incluye :	
	a) Dotación máxima de personal	636
	b) Horas extraordinarias año – Miles de $	129.658
	c) Autorización máxima para gastos en viáticos – En territorio nacional en Miles de $	312.433
	d) Convenios con personas naturales – Miles de $	256.844
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas: – N° de personas – Miles de $	11 123.605
	f) El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberán precisarse las referidas funciones. Con todo, dicho personal no podrá exceder de 15 funcionarios.	
03	Incluye : Capacitación y perfeccionamiento, Ley N° 18.575 – Miles de $	91.993

04 Los recursos de los Programas de Alimentación Escolar están dirigidos a estudiantes de establecimientos regidos por el D.F.L. (Ed.) N° 2, de 1998 y a los niños atendidos por la Junta Nacional de Jardines Infantiles. También considera a estudiantes:

a) De la Ley N° 20.595 y Chile Solidario, incluyendo a los egresados de este último programa.

b) Residentes en hogares estudiantiles e internados atendidos por la Junta Nacional de Auxilio Escolar y Becas.

c) Que participan directamente en actividades del Programa "4 a 7", por un monto de hasta $ 526.570 miles.

Asimismo, incluye apoyo alimenticio para escolares, personal docente y no docente, padres o apoderados que participen directamente en actividades extraescolares, por un monto de hasta $ 509.000 miles y la alimentación de los profesores encargados de los programas.

El Programa de Alimentación Escolar tendrá las especificaciones que a continuación se señalan, en las asignaciones presupuestarias que se indican:

a) Asignación 231, Programa de Alimentación para Educación Básica:

Servicio	Calorías Por Alumno	N° Máximo de Raciones diarias
Desayuno	250	1.300.000
Almuerzo	450	1.300.000
Hogar Desayuno	450	6.200
Hogar Almuerzo	650/850	6.200
Hogar Once	250	6.200
Hogar Cena	650/850	6.200
Tercer servicio	250	396.700

(Ley N° 20.595 y Sistema Chile Solidario)

b) Asignación 242, Programa de Alimentación para Kínder:

Considera la atención de hasta 135.000 preescolares diarios, los cuales incluyen hasta 35.000 niños con una ración adicional por efecto de extensión de la jornada escolar. Incluye el servicio de alimentación para 25.760 preescolares de la Ley N° 20.595 y Chile Solidario, incluyendo a los egresados de este último programa.

c) Asignación 243, Programa de Alimentación Enseñanza Media:

Servicio	Calorías Por Alumno	N° Máximo de raciones diarias
Desayuno	350	525.000
Almuerzo	650	525.000
Tercer servicio	300	139.100

(Ley N° 20.595 y Sistema Chile Solidario)

d) Asignación 246, Programa de Alimentación para Prekínder:
Considera la atención de hasta 135.000 preescolares diarios, los cuales incluyen hasta 35.000 niños con una ración adicional por efecto de extensión de la jornada escolar. Incluye servicios de alimentación para 18.040 preescolares de la Ley N° 20.595 y Chile Solidario, incluyendo a los egresados de este último programa.

05 Mediante decreto del Ministerio de Educación, que podrá ser dictado una vez publicada esta ley, se podrá establecer las condiciones de todo tipo mediante las que la JUNAEB podrá efectuar contratos en forma directa con empresas que permitan ampliar la cobertura de atención de los estudiantes, durante el año 2015, con los Programas de Alimentación, a aquellos que provienen de hogares pertenecientes a los tres quintiles de menores ingresos de la población del país. En estos contratos podrán participar tanto las empresas que actualmente son concesionarias de los Programas de Alimentación de JUNAEB como otras que no lo son.
La JUNAEB deberá publicar en su página web las empresas a que se refiere el párrafo anterior, señalando el número de raciones contratadas y los recursos comprometidos con cada una de ellas.

06 Incluye recursos para:
a) Hogar Sagrado Corazón
– Miles de $ 63.916
b) Sociedad de Asistencia y Capacitación
– Miles de $ 191.750
c) Programa Asistencia Hogar de Cristo
– Miles de $ 143.811

07 Mediante resolución de la Junta Nacional de Auxilio Escolar y Becas, se determinarán los tipos de acciones de controles que se realizarán.
Incluye gastos en personal asociados a la ejecución de esta asignación.

08 Incluye recursos para:
a) Remunerar al personal de los establecimientos que atiendan este programa y para transferirlos a las Municipalidades y otros organismos competentes.
El monto diario de dicha remuneración tendrá el carácter de no imponible ni tributable y se fijará por Resolución de la Junta Nacional de Auxilio Escolar y Becas, visada por la Dirección de Presupuestos. En dicha resolución se fijará, además, el monto de estos recursos.
b) El programa de jardines familiares estacionales para hijos mayores de 6 años de madres temporeras.
c) La entrega de alimentación para los beneficiarios y participantes de programas recreacionales (vacaciones en escuelas, campamentos, colonias, escuelas abiertas y trabajos voluntarios).

09 Conforme lo dispuesto en el artículo 12° de la Ley N° 19.398. Los criterios para la selección de los establecimientos y alumnos beneficiarios serán determinados por la Subsecretaría de Educación.

10 Recursos destinados a entregar alimentación a niños y jóvenes de extrema vulnerabilidad social, beneficiarios del programa de reescolarización administrado por el Ministerio de Educación, a fin de lograr su incorporación al sistema educacional.

11 Con cargo a estos recursos, a contar del mes de marzo del año 2015, la Junta Nacional de Auxilio Escolar y Becas podrá efectuar transferencias a las empresas de prestación de servicios alimenticios para establecimientos escolares y preescolares derivados de las licitaciones denominadas ID 85-35-LP11 e ID 85.16-LP12, a fin de que estas paguen un bono mensual a sus trabajadoras manipuladoras de alimentos con contrato vigente de jornada completa de $ 67.500. Este bono asimismo se pagará al resto de dichas trabajadoras con contrato parcial, en proporción a las horas de contrato. Mediante resolución de JUNAEB se regulará la forma y modalidad en que se efectuará dicha transferencia.

MINISTERIO DE EDUCACIÓN
Junta Nacional de Auxilio Escolar y Becas
Salud Escolar (01)

PARTIDA	:	09
CAPÍTULO	:	09
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**24.684.387**
05			**TRANSFERENCIAS CORRIENTES**		**1.260.832**
	02		**Del Gobierno Central**		**1.260.832**
		001	Ley N° 20.595 y Sistema Chile Solidario Habilidades para la vida y escuelas saludables		909.417
		002	Ley N° 20.595 y Sistema Chile Solidario Salud Oral		351.415
08			**OTROS INGRESOS CORRIENTES**		**27.052**
	99		**Otros**		**27.052**
09			**APORTE FISCAL**		**23.395.503**
	01		**Libre**		**23.395.503**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**24.684.387**
21			**GASTOS EN PERSONAL**	**02**	**1.382.940**
22			**BIENES Y SERVICIOS DE CONSUMO**		**237.652**
24			**TRANSFERENCIAS CORRIENTES**		**23.061.795**
	03		**A Otras Entidades Públicas**		**23.061.795**
		167	Salud oral	03	7.707.929
		168	Asistencia médica prebásica, básica, media	04	6.015.372
		169	Habilidades para la vida y escuelas saludables	05	9.338.494
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Los recursos considerados en este programa se destinarán y ejecutarán conforme a lo establecido por Resolución Exenta del Servicio N° 139, de 2007, y sus modificaciones.

02 Incluye :

a) Dotación máxima de personal — 80

b) Horas extraordinarias año
– Miles de $ — 22.360

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 63.149

d) Convenios con personas naturales
– Miles de $ — 42.285

03 Según lo establecido en el Decreto N° 209 del año 2012 del Ministerio de Educación y sus modificaciones. Estos recursos no se incorporarán a los presupuestos de las entidades públicas receptoras.
Incluye recursos para la adquisición de artículos dentales para el desarrollo de las acciones de educación y prevención del programa.
Incluye recursos para la ejecución del programa conforme a lo que se establezca en el convenio con la Ley N° 20.595 y Chile Solidario.
Durante el primer semestre, la Junta Nacional de Auxilio Escolar y Becas remitirá a la Comisión Mixta de Presupuestos un informe detallado sobre el número de convenios que ha suscrito, que mantiene vigentes o a los que ha puesto término con los diversos municipios del país para el funcionamiento de los Módulos Dentales en el marco del Programa de Salud Oral, indicando el número de beneficiarios por cada región.

04 Incluye los recursos para ser traspasados a otras entidades públicas, privadas y/o personas naturales, con el objeto de pagar las acciones de educación y prevención en salud, atenciones y tratamientos médicos (incluido cirugía y hospitalización) de los alumnos de prebásica, básica y secundaria de establecimientos regidos por el D.F.L. (Ed.) Nº 2, de 1998 y D.L. Nº 3166, de 1980, de este programa y para la adquisición de lentes ópticos y de contacto, lupas, atriles, audífonos, artículos ortopédicos, medicamentos y otros insumos necesarios para tratamientos más especializados, como apoyo para la rehabilitación del alumno.

05 Incluye los recursos para ser traspasados a otras entidades públicas, privadas y/o personas naturales, con el objeto de promover bienestar psicosocial, detectar y prevenir riesgo e intervenir en trastornos de salud mental que afectan a los estudiantes de educación prebásica, básica y media. Considera atenciones de apoyo psicosocial a alumnos de enseñanza básica y enseñanza media, con la finalidad de prevenir su deserción del sistema educacional y apoyarlos en su integración.

Incluye recursos para la ejecución del programa conforme a lo que se establezca en el convenio con la Ley Nº 20.595 y Chile Solidario.

Considera hasta $ 574.045 miles para la ejecución del Programa Elige Vivir Sano.

MINISTERIO DE EDUCACIÓN

Junta Nacional de Auxilio Escolar y Becas

Becas y Asistencialidad Estudiantil

PARTIDA : 09
CAPÍTULO : 09
PROGRAMA : 03

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**275.997.480**
05			**TRANSFERENCIAS CORRIENTES**		**976.080**
	02		**Del Gobierno Central**		**976.080**
		008	Ley Nº 20.595 y Sistema Chile Solidario		976.080
08			**OTROS INGRESOS CORRIENTES**		**3.507.240**
	99		**Otros**		**3.507.240**
09			**APORTE FISCAL**		**271.513.160**
	01		**Libre**		**271.513.160**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**275.997.480**
24			**TRANSFERENCIAS CORRIENTES**	01	**259.514.284**
	01		**Al Sector Privado**		**259.120.616**
		189	Programa de Becas Indígenas	02	23.201.246
		232	Programa de Campamentos Recreativos para Escolares	03	1.226.547
		235	Programa Especial de Útiles Escolares	04	7.048.911
		236	Residencia Familiar Estudiantil	05	7.366.831
		238	Programa Especial de Becas Art. 56 Ley Nº 18.681	06	2.152.811
		250	Programa de Becas Presidente de la República	07	25.118.160
		251	Subsidio para la Prueba de Selección Universitaria	08	5.439.124
		252	Becas de Mantención para Educación Superior	09	162.200.900
		257	Tarjeta Nacional del Estudiante	10	12.099.102
		259	Bonificación de Prácticas Profesionales, Educación Media Técnico Profesional	11	2.841.316
		260	Becas de Apoyo y Retención Escolar	12	4.475.936
		266	Asistencialidad Educación Superior Chaitén	13	329.730
		267	Beca Polimetales de Arica, Ley Nº 20.590		1.056.199
		268	Beca de Apoyo al Norte Grande y Cerros de Valparaíso	14	4.563.803
	03		**A Otras Entidades Públicas**		**393.668**
		174	Hogares insulares V Región	15	393.668
33			**TRANSFERENCIAS DE CAPITAL**		**16.481.196**
	01		**Al Sector Privado**		**16.481.196**
		001	Beca Acceso a TIC para Estudiantes 7º Básico con excelencia	16	16.481.196
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Se deberá informar semestralmente a la Comisión Mixta de Presupuestos tanto la nómina de beneficiarios de cada una de las becas, como la metodología de elección, distribuidos por cada nivel educativo y en forma regionalizada.
Cada una de las becas serán incompatibles con otras de similar naturaleza y/o asignaciones de libre disposición, entregadas por la Junta Nacional de Auxilio Escolar y Becas.

02 La ejecución de este programa se hará conforme a lo establecido en el Decreto Nº 52, de Educación, de 1995, y sus modificaciones.

Incluye hasta $ 1.125.380 miles para el funcionamiento, administración y operación, incluyendo gastos en personal, del programa hogares indígenas y de los programas de residencia indígena.

03 La ejecución de este programa se efectuará mediante convenio con una o más entidades públicas y privadas sin fines de lucro.
Incluye iniciativas de recreación integral para los estudiantes.

04 Recursos para útiles escolares destinados a estudiantes de enseñanza prebásica, básica y media.
Considera recursos para almacenaje, embalaje y distribución de los útiles escolares.

05 Recursos para ser traspasados a entidades públicas o privadas para la ejecución del programa. El número de beneficiarios, las condiciones, montos de los beneficios o aportes, modalidades de operación y número de beneficiarios de los diferentes niveles educativos por región, serán fijados por Resolución del Servicio visada por la Dirección de Presupuestos.

06 Para un cupo máximo de 2.608 becas al año.

07 Recursos destinados a financiar 44.521 becas para alumnos de enseñanza media y 23.009 becas para alumnos de educación superior, en conformidad al Decreto N° 105, de 2011, del Ministerio de Educación y sus modificaciones.
Con cargo a estos recursos se financiarán 120 becas para alumnos de la educación media, que se denominarán Beca Cámara de Diputados.
Con cargo a estos recursos se financiarán los beneficios educacionales establecidos en la Ley N° 19.123 y su modificación contenida en la Ley N° 19.980, conocida como Beca Rettig.
Asimismo, se financiarán los beneficios para la Beca Carbón III y IV establecidos en el Artículo 3° Transitorio del Decreto N° 413, del año 2006 y en el decreto N° 72 del año 2012, respectivamente, ambos del Ministerio de Educación.

08 Recursos destinados al pago del arancel de la prueba de selección universitaria, para alumnos egresados de establecimientos educacionales regidos por el D.F.L. (Ed.) N° 2, de 1998 y Decreto Ley N° 3.166, de 1980.
Además, podrán acceder a esta beca los estudiantes de establecimientos privados que así lo requieran y que presenten alguna situación de vulnerabilidad acreditada por la JUNAEB.

09 La ejecución se ajustará a lo establecido en la Resolución Exenta N° 209, de 2014, del Servicio y sus modificaciones.
Hasta $ 222.770 miles podrán entregarse directamente a universidades del artículo 1° del D.F.L. (Ed) N° 4 de 1981, para proporcionar ayuda alimenticia a estudiantes que recibían este beneficio el año 2014.

10 Considera recursos para contratar el diseño, fabricación, distribución y atención de usuarios de la Tarjeta Nacional del Estudiante, la cual incluye el beneficio del Pase Escolar y Pase Educación Superior a que se refiere el Decreto N° 20 de 1982 de los Ministerios de Transportes y Telecomunicaciones, Economía y Educación.
Estos recursos deberán ser asignados mediante licitación pública.
Sin perjuicio de lo anterior, en este mismo contexto y para asegurar la implementación del programa se podrán traspasar hasta $ 360.000 miles al Instituto de Previsión Social, IPS, en el marco del Programa Chile Atiende.
En aquellas localidades que no existan oferentes privados, podrán participar las Municipalidades.
La exigencia establecida en este inciso no será aplicable en aquellas zonas donde operen sistemas de transporte público licitados.

11 Estos recursos se ejecutarán en conformidad a lo establecido en el Decreto N° 408, de 2006, de Educación, y sus modificaciones.
Se asignará esta bonificación mediante Resolución emitida por el Servicio con la visación de la Dirección de Presupuestos, que deberá dictarse antes del 31 de marzo.

12 Estos recursos se ejecutarán conforme a lo establecido en el Decreto N° 312 de Educación, de 2002 y sus modificaciones.
Se asignará esta bonificación mediante Resolución emitida por el Servicio con la visación de la Dirección de Presupuestos, que deberá dictarse antes del 31 de marzo.

13 Estos recursos serán destinados a beneficiar a los estudiantes de educación superior pertenecientes a las familias desplazadas de la comuna de Chaitén, por la erupción del volcán de esa localidad durante el año 2008. Dichos beneficios consistirán en: a) becas de arancel para los estudiantes de instituciones de educación superior, b) becas de mantención para todos los estudiantes señalados en la letra anterior, c) apoyo monetario para pago de alojamiento y traslado, en el caso de aquellos alumnos de educación superior que estudian en instituciones que están en ciudades distantes a más de 30 kilómetros del lugar de residencia de sus padres o familias.
Mediante Decreto del Ministerio de Educación, N° 113 del año 2012 y sus modificaciones, se establecerán las características, condiciones y montos de cada uno de estos beneficios, y todo otro elemento necesario para el funcionamiento de los mismos.
Durante el mes de enero, mediante resolución de la Junta Nacional de Auxilio Escolar y Becas, visada por la Dirección de Presupuestos, se identificarán los alumnos que podrán acceder a estos beneficios.

14 Mediante resolución emitida por la Junta Nacional de Auxilio Escolar y Becas, visada por la Dirección de Presupuestos, se establecerán las características, condiciones, montos de los beneficios, modalidades de operación, número de beneficiarios, y todo otro elemento necesario para el funcionamiento de esta beca.

15 Recursos para el funcionamiento y la administración de dos hogares en la Región de Valparaíso, para alumnos provenientes de Isla de Pascua y Juan Fernández, de Educación Media y Superior, o la ubicación de ellos en residencias familiares estudiantiles. Incluye hasta $ 100.160 miles para gastos en personal, que podrá ser contratado directamente o a través de terceros.
Asimismo, se podrá contribuir a los gastos del traslado de dichos estudiantes, desde o hacia sus respectivos hogares.

16 Recursos destinados para la adquisición, distribución y asignación de computadores para 60.000 estudiantes de séptimo año básico matriculados en el mes de marzo del año 2015. Estos computadores se asignarán a los alumnos de mejor rendimiento escolar que se encuentren dentro del 40% de los alumnos más vulnerables determinados por la Junta Nacional de Auxilio Escolar y Becas.
Estos recursos se ejecutarán conforme a lo establecido en la Resolución N° 502 del año 2013 de la Junta Nacional de Auxilio Escolar y Becas y sus modificaciones.

MINISTERIO DE EDUCACIÓN
Junta Nacional de Jardines Infantiles
Junta Nacional de Jardines Infantiles (01, 02)

PARTIDA : 09
CAPÍTULO : 11
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**559.092.807**
05			**TRANSFERENCIAS CORRIENTES**		**27.217.813**
	01		**Del Sector Privado**		**1.597.078**
		003	Administradora del Fondo para Bonificación por Retiro		1.597.078
	02		**Del Gobierno Central**		**25.620.735**
		080	Fondo para la Educación, Ley N° 20.630		25.620.735
07			**INGRESOS DE OPERACIÓN**		**1.074**
08			**OTROS INGRESOS CORRIENTES**		**8.641.753**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.460.316**
	02		**Multas y Sanciones Pecuniarias**		**191.871**
	99		**Otros**		**3.989.566**
09			**APORTE FISCAL**		**523.231.167**
	01		**Libre**		**523.231.167**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**559.092.807**
21			**GASTOS EN PERSONAL**	03	**121.524.723**
22			**BIENES Y SERVICIOS DE CONSUMO**	04	**20.763.193**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**8.271.426**
	01		**Prestaciones Previsionales**		**28.557**
	03		**Prestaciones Sociales del Empleador**		**8.242.869**
24			**TRANSFERENCIAS CORRIENTES**		**145.712.705**
	03		**A Otras Entidades Públicas**		**145.712.705**
		170	Convenios con Municipalidades y otras Instituciones	05	141.362.229
		171	Programa de Material de Enseñanza		2.873.841
		178	Plan de Fomento de Lectura Primera Infancia	06	588.982
		180	Capacitación a Terceros		887.653
25			**INTEGROS AL FISCO**		**1.576**
	01		**Impuestos**		**1.576**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**4.025.409**
	03		**Vehículos**		**77.250**
	04		**Mobiliario y Otros**		**2.959.317**
	05		**Máquinas y Equipos**		**98.940**
	06		**Equipos Informáticos**		**683.483**
	07		**Programas Informáticos**		**185.819**
	99		**Otros Activos no Financieros**		**20.600**
31			**INICIATIVAS DE INVERSIÓN**		**250.527.580**
	02		**Proyectos**		**250.527.580**
32			**PRÉSTAMOS**		
	06		**Por Anticipos a Contratistas**		
		001	Anticipos a Contratistas		
33			**TRANSFERENCIAS DE CAPITAL**		**8.264.195**
	03		**A Otras Entidades Públicas**		**8.264.195**
		005	Municipalidades	07	8.264.195
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos | 31

Sin perjuicio de lo establecido en el artículo 1° de la Ley N° 20.067, durante el año 2015 quedarán cubiertos por el seguro escolar a que se refiere dicha ley, los párvulos atendidos por la Junta Nacional de Jardines Infantiles y por aquellas entidades que reciban aportes por transferencias de fondos, a través de la Junta Nacional de Jardines Infantiles.

02 El Ministerio de Educación informará a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo, las metas de cobertura, desagregadas por nivel educacional, modalidad de atención y región. Asimismo, deberá informar semestralmente a dicha Comisión, dentro de los treinta días siguientes al término del semestre respectivo, sobre el avance en el cumplimiento de dichas metas.

03 Incluye :

a) Dotación máxima de personal | 11.838

A la provisión de vacantes que se produzcan en el Servicio no le será aplicable lo dispuesto en el artículo 17° de la Ley N° 18.834. Un número máximo de 90 funcionarios a contrata de la Junta Nacional de Jardines Infantiles podrá desempeñar funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que se deberá precisar las referidas funciones.

No regirá la limitación establecida en el artículo 11° de la Ley de Presupuestos, en relación a proveer el 50% de los cargos que se generen por acogerse a lo establecido en el Título II de la Ley N° 19.882.

Se podrá contratar personal de reemplazo, en aquellos casos en que por cualquier razón, funcionarios de planta o contrata que se desempeñen en la Junta Nacional de Jardines Infantiles y se encuentren imposibilitados para desempeñar sus cargos por un período superior a 7 días.

Dichas contrataciones no se imputarán a la dotación máxima de personal establecida en su glosa.

Se contemplan recursos para contratar 601 personas, a media jornada, destinados al Programa Extensión Horaria. Dichos contratos no se imputarán a la dotación máxima de personal establecida en esta glosa.

Recursos para contratar 735 personas por un período máximo de 1,5 meses al año, destinados a la atención de Jardines de Verano. Dichos contratos no se imputarán a la dotación máxima de personal establecida en esta glosa.

b) Horas extraordinarias año
– Miles de $ | 381.473

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ | 827.942
– En el exterior en Miles de $ | 10.094

d) Convenios con personas naturales
– Miles de $ | 3.749.814

Con cargo a estos recursos se podrá contratar a honorarios, los que tendrán la calidad de Agentes Públicos, para todos los efectos legales, de acuerdo a lo que se estipule en los respectivos contratos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas | 20
– Miles de $ | 218.394

f) $ 8.123.240 miles para el cumplimiento del artículo trigésimo cuarto de la Ley N° 20.213.

04 Incluye :

a) Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ | 1.134.912

b) $ 1.724.380 miles para mantenimiento de jardines infantiles

05 La transferencia de fondos se regirá por el Decreto Supremo N° 67 de Educación, de 2010 y sus modificaciones.
Asimismo, y a contar de la fecha de publicación de esta Ley, y mediante una o más resoluciones dictadas por el Servicio y con la visación de la Dirección de Presupuestos, se establecerán los montos de recursos mensuales que podrán transferirse a cada institución, en relación al número de párvulos que asisten a los establecimientos de educación prebásica.
Con cargo a estos recursos podrán financiarse todo tipo de gastos, incluidos los de personal, tales como remuneraciones, capacitaciones a los funcionarios, pagos de horas extras, bonos, aguinaldos, reajustes u otros beneficios que pacten con sus respectivos empleadores.
La Junta Nacional de Jardines Infantiles deberá informar, antes del 30 de abril, a la Comisión Especial Mixta de Presupuestos, sobre la situación salarial del personal dependiente de las instituciones con que se haya suscrito convenios.

06 Antes del 31 de marzo el Ministerio de Educación deberá informar a la Comisión Especial Mixta de Presupuestos las metas asociadas a cada uno de estos programas, especificando sus metas, objetivos y los mecanismos de avaluación que contemplará. Semestralmente, dentro de los treinta días siguientes al término del período respectivo, remitirá a dicha Comisión un informe del estado de avance en la implementación de estos programas y su nivel de ejecución.

07 Los recursos serán transferidos mediante convenios a las municipalidades y entidades privadas sin fines de lucro, para la construcción, adecuación, demolición de infraestructura existente, habilitación y reparación de espacios educativos de educación preescolar, para la atención de niños en el nivel de sala cuna, en el nivel medio y grupos heterogéneos.
Hasta $ 2.753.360 miles de estos recursos podrán ser utilizados para reparaciones de jardines infantiles.
En el convenio respectivo se establecerá, entre otros, el monto de los recursos y la modalidad en que estos serán entregados, la forma de rendición del uso de los mismos y el compromiso de uso y administración del bien raíz que se genere con este aporte. Tratándose de las municipalidades, en el convenio se establecerá la forma y condiciones en que el bien raíz se integrará al patrimonio de la municipalidad. En el caso de las entidades privadas sin fines de lucro, los bienes raíces generados por estos recursos serán entregados por la JUNJI, sujetos al uso para los fines que fueron construidos, y solo podrán ser enajenados después de quince años contados desde la fecha de su construcción, estableciéndose en el contrato la modalidad de cumplimiento de estas obligaciones.
Antes del 31 de marzo el Ministerio de Educación deberá informar a la Comisión Especial Mixta de Presupuestos, el número de convenios que ha suscrito, que mantiene vigentes o a los que se ha puesto término con los diversos municipios del país para el funcionamiento de los Jardines Infantiles; además enviará semestralmente, dentro de los treinta días siguientes al término del período respectivo, a dicha Comisión un informe de su cumplimiento y estado de ejecución.
Lo anterior no obsta a la información que debe proporcionar y la supervigilancia que le compete a la Superintendencia creada al efecto.

MINISTERIO DE EDUCACIÓN
Junta Nacional de Jardines Infantiles
Programas Alternativos de Enseñanza Preescolar

PARTIDA	:	09
CAPÍTULO	:	11
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**13.076.679**
05			**TRANSFERENCIAS CORRIENTES**		**4.482.127**
	02		**Del Gobierno Central**		**4.482.127**
		005	Sistema de Protección Integral a la Infancia		4.482.127
08			**OTROS INGRESOS CORRIENTES**		**87.298**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**70.843**
	02		**Multas y Sanciones Pecuniarias**		**271**
	99		**Otros**		**16.184**
09			**APORTE FISCAL**		**8.506.254**
	01		**Libre**		**8.506.254**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**13.076.679**
21			**GASTOS EN PERSONAL**	01	**4.446.653**
22			**BIENES Y SERVICIOS DE CONSUMO**	02	**851.681**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**85.821**
	01		**Prestaciones Previsionales**		**674**
	03		**Prestaciones Sociales del Empleador**		**85.147**
24			**TRANSFERENCIAS CORRIENTES**		**7.320.711**
	03		**A Otras Entidades Públicas**		**7.320.711**
		171	Programa de Material de Enseñanza		943.857
		172	Programa Conozca a su Hijo y Proyecto Mejoramiento Atención a la Infancia	03	6.205.759
		178	Plan de Fomento de Lectura Primera Infancia		171.095
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**369.813**
	04		**Mobiliario y Otros**		**144.200**
	05		**Máquinas y Equipos**		**32.960**
	06		**Equipos Informáticos**		**192.653**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal 612

Dicha dotación será contratada asimilado a grado, en jornada completa o media jornada, por Resolución de la Junta Nacional de Jardines Infantiles, sobre la base de programas de contrataciones autorizados previamente por la Dirección de Presupuestos.

A la provisión de vacantes que se produzcan en el Servicio no le será aplicable lo dispuesto en el artículo 17 de la Ley Nº 18.834.

No regirá la limitación establecida en el artículo 11º de la Ley de Presupuestos, en relación a proveer el 50% de los cargos que se generen por acogerse a lo establecido en el Título II de la Ley Nº 19.882, para el personal que labore en los establecimientos educativos de los programas alternativos de la Junta Nacional de Jardines Infantiles.

Se podrá contratar personal de reemplazo, en aquellos casos que por cualquier razón, funcionarios a contrata que se desempeñen en estos Programas Alternativos se encuentren imposibilitados para desempeñar sus cargos por un período superior a 7 días. Tratándose de establecimientos a cargo de un solo funcionario este reemplazo podrá hacerse cualquiera sea el número de días de dicha imposibilidad.
Dichos contratos no se imputarán a la dotación máxima de personal establecida en esta glosa.

b) Horas extraordinarias año
– Miles de $ 7.085

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 100.902

d) Recursos para contratar 160 personas, por un período máximo de tres meses al año, destinados a la atención de Jardines Estacionales.
Dichos contratos no se imputarán a la dotación máxima de personal, establecida en esta glosa. Este personal será contratado mediante una o más resoluciones de la Junta Nacional de Jardines Infantiles, sobre la base de programas de contrataciones autorizados previamente por la Dirección de Presupuestos.

e) $ 403.740 miles para el cumplimiento del artículo trigésimo cuarto de la Ley N° 20.213.

02 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 27.360

03 Considera recursos para la ejecución de los programas presenciales y semipresenciales, formulados por la Junta Nacional de Jardines Infantiles, los que responden a las garantías estatales de la Ley N° 20.379, según los criterios establecidos en sus reglamentos internos y en el convenio celebrado con el Ministerio de Desarrollo Social.
El Ministerio de Educación informará semestralmente sobre la cobertura de este programa con separación entre áreas urbanas y rurales así como de las evaluaciones de su implementación.

MINISTERIO DE EDUCACIÓN

Consejo de Rectores

Consejo de Rectores

PARTIDA	:	09
CAPÍTULO	:	13
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**415.199**
05			**TRANSFERENCIAS CORRIENTES**		**251.602**
	03		**De Otras Entidades Públicas**		**251.602**
		001	Universidades		251.602
07			**INGRESOS DE OPERACIÓN**		**161.597**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**415.199**
21			**GASTOS EN PERSONAL**	**01**	**234.997**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**149.374**
25			**INTEGROS AL FISCO**		**25.802**
	01		**Impuestos**		**25.802**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**3.026**
	04		**Mobiliario y Otros**		**980**
	06		**Equipos Informáticos**		**1.008**
	07		**Programas Informáticos**		**1.038**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal 5

b) Horas extraordinarias año
– Miles de $ 6.671

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 3.819
– En el exterior en Miles de $ 2.122

d) Convenios con personas naturales
– Miles de $ 109.273

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 1
– Miles de $ 13.100

02 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 530

MINISTERIO DE EDUCACIÓN
Consejo Nacional de Educación
Consejo Nacional de Educación

PARTIDA	:	09
CAPÍTULO	:	15
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**2.164.868**
07			**INGRESOS DE OPERACIÓN**		**183.237**
08			**OTROS INGRESOS CORRIENTES**		**4.872**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.563**
	99		**Otros**		**309**
09			**APORTE FISCAL**		**1.951.612**
	01		**Libre**		**1.951.612**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**23.147**
	10		**Ingresos por Percibir**		**23.147**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**2.164.868**
21			**GASTOS EN PERSONAL**	**01**	**1.571.881**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**252.864**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**103**
	01		**Prestaciones Previsionales**		**103**
		004	Desahucios e Indemnizaciones		103
24			**TRANSFERENCIAS CORRIENTES**		**311.776**
	03		**A Otras Entidades Públicas**		**311.776**
		001	Aplicación Art. 87, letra g), DFL Nº 2, de 2010	03	311.776
25			**INTEGROS AL FISCO**		**103**
	01		**Impuestos**		**103**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**26.141**
	04		**Mobiliario y Otros**		**3.423**
	05		**Máquinas y Equipos**		**1.392**
	06		**Equipos Informáticos**		**5.876**
	07		**Programas Informáticos**		**15.450**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 36

b) Horas extraordinarias año
– Miles de $ — 3.193

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 3.386
– En el exterior en Miles de $ — 3.713

d) Convenios con personas naturales
– Miles de $ — 447.200

La contratación de expertos extranjeros podrá realizarse, previa calificación de la Secretaría Ejecutiva, sin sujeción a las exigencias del decreto de Hacienda Nº 98 de 1991, artículo 48 del D.L. Nº 1.094, de 1975 y del artículo 100 del decreto Nº 597 de 1984, del Ministerio del Interior

02 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 3.886
El Consejo podrá proporcionar, con cargo a estos recursos, refrigerios a los Consejeros que participen en las sesiones del Consejo

03 Con cargo a estos recursos podrán ejecutarse todo tipo de gastos incluidos gastos en personal hasta por $ 287.459 miles

MINISTERIO DE EDUCACIÓN
Consejo Nacional de la Cultura y las Artes
Consejo Nacional de la Cultura y las Artes (01)

PARTIDA : 09
CAPÍTULO : 16
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**70.914.017**
07			**INGRESOS DE OPERACIÓN**		**11.627**
08			**OTROS INGRESOS CORRIENTES**		**373.145**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**160.429**
	99		**Otros**		**212.716**
09			**APORTE FISCAL**		**69.154.337**
	01		**Libre**		**69.154.337**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**78.168**
	10		**Ingresos por Percibir**		**78.168**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**1.295.740**
	02		**Del Gobierno Central**		**1.295.740**
		001	De Subsecretaría de Desarrollo Regional y Administrativo		1.295.740
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**70.914.017**
21			**GASTOS EN PERSONAL**	**02**	**11.387.629**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**3.688.020**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**25.681**
	03		**Prestaciones Sociales del Empleador**		**25.681**
24			**TRANSFERENCIAS CORRIENTES**		**39.298.227**
	01		**Al Sector Privado**	**23**	**14.634.666**
		081	Fundación Artesanías de Chile	04	670.750
		188	Corporación Cultural Municipalidad de Santiago	05	2.630.670
		268	Orquestas Sinfónicas Juveniles e Infantiles de Chile	04	2.430.590
		269	Centro Cultural Palacio de la Moneda	04	1.687.702
		279	Corporación Centro Cultural Gabriela Mistral	06	2.522.931
		290	Otras Instituciones Colaboradoras	07	3.774.164
		291	Parque Cultural Valparaíso	04	917.859
	02		**Al Gobierno Central**		**1.053.585**
		002	Ministerio de Relaciones Exteriores	08	1.053.585
	03		**A Otras Entidades Públicas**		**23.609.976**
		087	Actividades de Fomento y Desarrollo Cultural	09	9.158.092
		098	Conjuntos Artísticos Estables	10	2.496.454
		122	Fomento del Arte en la Educación	11	1.124.684
		123	Fomento y Desarrollo del Patrimonio Nacional	12	515.000
		129	Red Cultura	13	3.553.501
		135	Centros de Creación y Desarrollo Artístico para Niños y Jóvenes	14	2.442.734
		136	Sistema Nacional de Patrimonio Material e Inmaterial	15	1.030.000
		138	Programa de Intermediación Cultural	16	2.105.011
		139	Programa Nacional de Desarrollo Artístico en la Educación	17	1.184.500
25			**INTEGROS AL FISCO**		**645**
	01		**Impuestos**		**645**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**880.332**
	03		**Vehículos**		**51.500**
	04		**Mobiliario y Otros**		**76.496**

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
29	**05**		**Máquinas y Equipos**		**91.853**
	06		**Equipos Informáticos**		**327.540**
	07		**Programas Informáticos**		**332.943**
31			**INICIATIVAS DE INVERSIÓN**		**3.103.092**
	02		**Proyectos**	**18**	**3.103.092**
33			**TRANSFERENCIAS DE CAPITAL**		**12.528.391**
	01		**Al Sector Privado**		**2.523.471**
		002	Fondo del Patrimonio	19	2.523.471
	03		**A Otras Entidades Públicas**		**10.004.920**
		001	Centros Culturales	20	3.605.000
		002	Programa de Financiamiento de Infraestructura Cultural Pública y/o Privada	21	1.030.000
		003	Teatros Regionales	22	5.369.920
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS

01 Dotación máxima de vehículos — 20

Las visaciones dispuestas en el artículo 5º de Ley Nº 19.896, serán efectuadas por el Subdirector Nacional del Consejo Nacional de la Cultura y las Artes, quien podrá delegar tal facultad en el Director Regional del Consejo Regional de la Cultura y las Artes respectivo.

Semestralmente, el Consejo Nacional de la Cultura y las Artes informará a la Comisión Especial Mixta de Presupuestos las iniciativas que se desarrollen en relación a los colegios y barrios más vulnerables.

02 Incluye :

a) Dotación máxima de personal — 590

b) Horas extraordinarias año
  – Miles de $ — 94.781

c) Autorización máxima para gastos en viáticos
  – En territorio nacional en Miles de $ — 170.846
  – En el exterior en Miles de $ — 32.293

d) Convenios con personas naturales
  – Miles de $ — 49.573

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  – Nº de personas — 17
  – Miles de $ — 230.713

03 Incluye :

a. Capacitación y perfeccionamiento, Ley Nº 18.575
  – Miles de $ — 94.493

b. Recursos para pasajes del personal, que al momento de dictación de la Ley Nº 19.891 que creó el Consejo Nacional de la Cultura y las Artes con su sede en Valparaíso, desempeñaban funciones en Santiago y que a la fecha no han cambiado de residencia a la ciudad de Valparaíso.

c. Recursos que el Consejo Nacional de la Cultura y las Artes podrá destinar a financiar los pasajes, alimentación, alojamiento y seguros de los integrantes de los órganos a que se refiere el artículo 4º de la Ley Nº 19.891, ello en cumplimiento de las actividades que les demanda como miembros de dichos órganos, siempre y cuando no participen en representación institucional, de acuerdo lo establece el artículo 4º del citado cuerpo legal.

04 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información semestral sobre sus estados financieros y una memoria anual de actividades, incluyendo su balance.
Anualmente, deberá informar a la Comisión Especial Mixta de Presupuestos la rendición de cuentas que efectúen.

05 Estos recursos se destinarán a actividades culturales de interés nacional que se determinen en uno o más convenios entre el Consejo Nacional de la Cultura y las Artes y la Corporación Cultural de la Municipalidad de Santiago.
Estos recursos estarán orientados a financiar las actividades de extensión en regiones, que efectuarán los cuerpos artísticos y musicales estables de dicha Corporación, y asimismo, promoviendo la integración de las comunidades artísticas regionales.
En todo caso, la Corporación Cultural de la Municipalidad de Santiago deberá mantener un sistema contable independiente para estos recursos.
Copia de los convenios respectivos será remitida por el referido Consejo a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, y a la Dirección de Presupuestos.

06 Estos recursos serán transferidos de acuerdo al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso. Adicionalmente la institución deberá comprometer una meta de obtención de ingresos propios y/o aportes y donaciones de terceros de un 30% de los recursos totales transferidos.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información semestral sobre sus estados financieros y una memoria anual de actividades, incluyendo su balance.
Anualmente, deberá informar a la Comisión Especial Mixta de Presupuestos la rendición de cuentas que efectúen.

07 A este fondo podrán postular personas jurídicas del sector privado mediante concurso público. En el convenio que se suscriba al efecto se deberá estipular, a lo menos, las acciones a desarrollar, las metas, plazos, forma de rendir cuenta del uso de los recursos.
Los convenios serán publicados en la página web de la institución y de la organización receptora, la que deberá, además, publicar en igual medio, información sobre sus estados financieros, balance y memoria anual de sus actividades.

Incluye el financiamiento de:	Miles $
a) Fundación Internacional Teatro a Mil	320.913
b) Corporación Cultural Balmaceda Doce Quince	871.453
c) Corporación Cultural Matucana 100	566.500
d) Sociedad de Escritores de Chile (SECH)	14.977
e) Asociación de Pintores y Escultores	12.900
f) Museo Violeta Parra	284.280
g) Fundación Larraín Echeñique	291.490

El Consejo Nacional de la Cultura y las Artes deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos.

08 Conforme al convenio respectivo.

09 Para financiar todos aquellos gastos relacionados con las actividades culturales y artísticas propias del Consejo y patrocinadas o auspiciadas por este, incluidas las acordadas mediante actos y/o celebración de contratos y convenios de colaboración y cooperación con personas naturales o jurídicas de derecho público o privado, tanto nacionales como de otros países o con organismos internacionales.
Comprende el apoyo financiero a actividades culturales y artísticas realizadas sin fines de lucro, desarrolladas por personas naturales o jurídicas, públicas o privadas, así como los gastos propios de la premiación de concursos ejecutados en conformidad a los procedimientos establecidos mediante resolución dictada por el Ministro Presidente del Consejo.
Incluye hasta $ 99.341 miles para la contratación de personas naturales de apoyo a la gestión institucional y administrativa del Consejo Nacional de la Cultura y las Artes.

Las personas naturales o jurídicas, que participen en los programas y actividades que organiza el Consejo Nacional de la Cultura y las Artes, con cargo a este ítem podrán contratarse sin perjuicio a las exigencias del Decreto de Hacienda N° 98, de 1991, ni a las del artículo 11° de la Ley N° 18.834, del artículo 48 del Decreto Ley N° 1.094 de 1975 ni del artículo 100 del Decreto N° 597 de 1984, del Ministerio del Interior.
Las personas naturales podrán ser contratadas asimiladas a grados, sin sujeción a los requisitos legales vigentes.
Con cargo a esta asignación se podrá dar cumplimiento a convenios con países y/o con organismos culturales internacionales. Asimismo, podrá asociarse o afiliarse a estos últimos, según dispongan sus estatutos, mediante resolución fundada del Consejo Nacional de Cultura y las Artes. Copia de dicha resolución deberá enviarse a la Comisión Especial Mixta de Presupuestos antes del 31 de enero.
Se podrá financiar la organización de reuniones en el país, además de pagar pasajes y estadías de expertos chilenos y extranjeros, para la participación en actividades artísticas y culturales, tanto en el territorio nacional como en el extranjero. Estos gastos serán autorizados por resolución fundada del Presidente del Consejo.
Con cargo a esta asignación podrán financiarse hasta $ 1.227.760 miles en programas y proyectos de apoyo al desarrollo y difusión de las artes y la cultura, en especial aquellos referidos a difusión, capacitación, formación, y encuentros de intercambios en cada una de las regiones.
Por resolución del Consejo Nacional de la Cultura y las Artes, que se informará a los Gobiernos Regionales, se determinarán los recursos disponibles por región, las características y los criterios de elegibilidad territorial que deben reunir los proyectos, además de los plazos en que deberá resolverse la distribución de estos recursos.

10 Con este ítem se pagarán todos aquellos gastos destinados al funcionamiento y actividades de la Orquesta de Cámara de Chile y del Ballet Folclórico Nacional.
Conforme lo dispuesto en el artículo 35° de la Ley N° 20.079, el Consejo Nacional de la Cultura y las Artes podrá contratar, según las normas del Código del Trabajo y sus disposiciones complementarias, hasta 90 personas que se desempeñan en la Orquesta de Cámara de Chile y el Ballet Folclórico Nacional.
Las personas naturales o jurídicas, que integran o participen directamente en los programas y actividades que desarrolla la Orquesta de Cámara de Chile y el Ballet Folclórico Nacional, podrán ser contratadas con cargo a este ítem, sin sujeción a las exigencias del Decreto de Hacienda N° 98, de 1991, ni a las del artículo 11° de la Ley N° 18.834.
Las personas naturales podrán ser contratadas asimiladas a grados, sin sujeción a los requisitos legales vigentes.
El Consejo podrá celebrar convenios o contratos de cooperación con corporaciones, fundaciones u otras entidades de derecho público o privado para la ejecución de dichas actividades.

11 Con este ítem se podrá financiar:
a) Proyectos de arte y cultura para establecimientos educacionales, incluidas muestras regionales y/o nacionales de talleres.
b) Instancias de mediación artística cultural y de capacitación de docentes y artistas.
c) La asistencia técnica pedagógica a equipos docentes, directivos, artistas y cultores que participan del programa.
Con cargo a este ítem se pagarán todos aquellos gastos destinados a la ejecución del programa, incluidos los gastos en personal.
Para el apoyo a la ejecución de este programa, el Consejo Nacional de la Cultura y las Artes podrá celebrar convenios o contratos de cooperación con corporaciones, fundaciones u otras entidades de derecho público o privado.

12 Para financiar todas aquellas actividades artísticas, culturales y de investigación cuyo objetivo sea el fomento y desarrollo del Patrimonio Cultural Nacional, incluidos gastos en personal y los premios de los respectivos concursos.
Estos recursos se ejecutarán conforme a lo establecido en la Resolución N° 6.103, de 2009, y sus modificaciones, del Consejo Nacional de la Cultura y las Artes.

13 Recursos destinados a financiar la gestión, las actividades e iniciativas culturales y artísticas de los espacios culturales, tanto de entidades públicas y privadas, incluido proyectos culturales de la comunidad.
Mediante Resolución del Consejo Nacional de la Cultura y las Artes, visada por la Dirección de Presupuesto, se determinará la forma de ejecución de esta asignación. Dicha resolución podrá dictarse a contar de la publicación de esta Ley. La transferencia de recursos será determinada mediante convenio, celebrado entre el Consejo y la entidad receptora.
Con cargo a este ítem se pagarán todos aquellos gastos destinados a la ejecución del programa, incluido gastos en personal hasta $ 655.930 miles.
Asimismo, el Consejo Nacional de la Cultura y las Artes podrá celebrar convenios de cooperación con municipalidades, corporaciones, fundaciones u otras entidades de derecho público o privado. En dichos convenios podrán autorizarse gastos en personal.
El Consejo Nacional de la Cultura y las Artes podrá traspasar recursos a la Fundación Nacional para la Superación de la Pobreza, para apoyar la ejecución de este programa, de acuerdo a convenio que celebre el Consejo con esta Fundación.

14 Recursos destinados a financiar las actividades artísticas y culturales que se realizarán en beneficio de los niños, niñas y jóvenes, conforme a la forma que se establezca mediante Resolución del Consejo Nacional de la Cultura y las Artes, visada por la Dirección de Presupuestos, la que podrá dictarse a contar de la publicación de esta Ley.
Con cargo a este ítem se pagarán todos aquellos gastos destinados al funcionamiento de los Centros de Creación y Desarrollo Artístico para niños y jóvenes, incluidos gastos en personal, el arriendo de inmuebles donde funcionarán y los respectivos gastos de habilitación de estos.
Asimismo, el Consejo Nacional de la Cultura y las Artes podrá celebrar convenios de cooperación con municipalidades, corporaciones, fundaciones y/u otras entidades de derecho público o privado, en los cuales podrá autorizarse gastos en personal.

15 Recursos destinados a financiar todas aquellas actividades culturales cuyo objetivo sea promover el desarrollo sustentable de los territorios a través de la recuperación, puesta en valor y gestión adecuada de sistemas patrimoniales materiales e inmateriales, como también a colaborar en proteger y velar por una adecuada gestión de los sitios y bienes del patrimonio cultural y natural. Considera todo tipo de gastos que permita la ejecución de este programa, incluidos gastos en personal.
Para el apoyo a la ejecución de este programa el Consejo Nacional de la Cultura y las Artes podrá celebrar convenios o contratos de cooperación con corporaciones, fundaciones u otras entidades de derecho público o privado.
Mediante Resolución del Consejo Nacional de la Cultura y las Artes, visada por la Dirección de Presupuestos, se determinará la forma de ejecución de estos recursos. Dicha Resolución podrá dictarse a contar de la publicación de esta Ley.

16 Programa destinado a fortalecer la asociatividad de la red de instituciones y entidades culturales, que impulsen el desarrollo de la circulación artística cultural y la realización de grandes encuentros y festivales.
Con cargo a este programa se podrá comprometer hasta $ 550.000 miles por sobre el presupuesto autorizado en esta asignación, destinado a la gestión de festivales y encuentros, que demanda una ejecución superior al año presupuestario.
Mediante Resolución del Consejo Nacional de la Cultura y las Artes,visada por la Dirección de Presupuestos, se determinará la forma de ejecución de estos recursos. Dicha Resolución podrá dictarse a contar de la publicación de esta Ley.

17 Programa destinado a contribuir al mejoramiento de la calidad de la educación, a través del arte como vehículo de conocimiento y de formación de habilidades socioafectivas, en entidades de educación formal y no formal. Mediante Resolución del Consejo Nacional de la Cultura y las Artes, visada por la Dirección de Presupuestos, se determinará la forma de ejecución de este programa, la que podrá dictarse a contar de la publicación de esta Ley.
Con cargo a este ítem se pagarán todos aquellos gastos destinados a la ejecución del programa, incluidos los gastos en personal.
Para el apoyo a la ejecución de este programa el Consejo Nacional de la Cultura y las Artes podrá celebrar convenios o contratos de cooperación con corporaciones, fundaciones u otras entidades de derecho público o privado.

18 Estos recursos serán destinados a la implementación de los Centros de Creación y Desarrollo Artístico para Niños y Jóvenes.

19 Estos recursos se adjudicarán mediante sistema de concurso a personas jurídicas nacionales, de derecho público o privado en la forma como se establezca en una Resolución del Consejo Nacional de la Cultura y las Artes, visado por la Dirección de Presupuestos. Dicha Resolución podrá dictarse a contar de la aprobación de esta ley.

20 Estos recursos se traspasarán mediante convenio a las municipalidades para ser destinados a la construcción o habilitación de Centros Culturales en aquellas comunas con más de 50 mil habitantes, con excepción de las comunas de Isla de Pascua y Castro que teniendo menos de 50 mil habitantes podrán ser beneficiarias del programa. La propiedad y la responsabilidad de la administración de dichos centros corresponderá a la Municipalidad respectiva y los bienes que se adquieran deberán destinarse a los fines culturales contemplados en los respectivos convenios. En el caso de la Isla de Pascua, podrá ejecutarse el proyecto en terreno público entregado a la Municipalidad en concesión o comodato.

Estos recursos se ejecutarán conforme lo establecido en la Resolución Nº 103, del Consejo Nacional de la Cultura y las Artes, del año 2007, y sus modificaciones.

Se incluye el financiamiento para infraestructura, equipamiento, y en los casos calificados por el Subdirector Nacional del Consejo Nacional de la Cultura y las Artes, la compra de terrenos e inmuebles que permitan la construcción de la obra o habilitación del mismo. Además, podrá considerar el financiamiento de diseños de arquitectura y estudios de ingeniería, asistencia e inspecciones técnicas, saneamiento de títulos y asistencia legal.

Mediante convenio del Consejo Nacional de la Cultura y las Artes con la Municipalidad respectiva, se determinará la forma cómo se ejecutará el proyecto del Centro Cultural, el procedimiento de entrega de los recursos contemplados en este ítem conforme lo dispuesto en la resolución citada en el párrafo segundo, y los compromisos que asumirá la Municipalidad en la operación de dicho centro, así como la forma y condiciones que se integrará el Centro al Patrimonio de la Municipalidad.

21 Mediante Resolución del Consejo Nacional de la Cultura y las Artes, visado por la Dirección de Presupuestos, se determinará la forma de ejecución y financiamiento de las iniciativas de infraestructura cultural de instituciones públicas y/o privadas. Dicha Resolución podrá dictarse a contar de la publicación de esta Ley.

El Consejo Nacional de la Cultura y las Artes deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre la asignación de estos recursos.

22 Estos recursos serán destinados a la construcción, habilitación y/o equipamiento de teatros regionales, lo que será establecido mediante convenio entre el Consejo y la entidad receptora. Además, podrá considerar el financiamiento de diseños de arquitectura y estudios de ingeniería, asistencia e inspecciones técnicas, saneamiento de títulos y asistencia legal.

La forma cómo se ejecutarán estos recursos y los compromisos que deberá asumir la entidad propietaria del teatro y encargada de su administración serán establecidos en el respectivo convenio suscrito para estos efectos.

23 Las instituciones receptoras de los recursos de este ítem, deberán considerar en la ejecución de sus proyectos la realización de acciones en los establecimientos escolares de educación pública y en las comunidades próximas a ellos.

MINISTERIO DE EDUCACIÓN

Consejo Nacional de la Cultura y las Artes

Fondos Culturales y Artísticos (01)

PARTIDA	:	09
CAPÍTULO	:	16
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**30.425.473**
09			**APORTE FISCAL**		**30.424.473**
	01		**Libre**		**30.424.473**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**30.425.473**
21			**GASTOS EN PERSONAL**	**02**	**1.828.593**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**623.047**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**27.971.833**
	03		**A Otras Entidades Públicas**	**09**	**27.971.833**
		094	Fondo Nacional de Fomento del Libro y la Lectura, Ley Nº 19.227	05	5.424.838
		097	Fondo Nacional de Desarrollo Cultural y las Artes, Ley Nº 19.891	06	11.258.345
		520	Fondo para el Fomento de la Música Nacional, Ley Nº 19.928	07	4.555.894
		521	Fondo de Fomento Audiovisual, Ley Nº 19.981	08	6.732.756
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Las visaciones dispuestas en el artículo 5º de Ley Nº 19.896, serán efectuadas por el Subdirector Nacional del Consejo Nacional de la Cultura y las Artes, quien podrá delegar tal facultad en el Director Regional del Consejo Nacional de la Cultura y las Artes respectivo.

02 Incluye :

a) Dotación máxima de personal — 57

b) Horas extraordinarias año
– Miles de $ — 5.379

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 49.884
– En el exterior en Miles de $ — 12.236

d) Convenios con personas naturales
– Miles de $ — 716.442

Las personas naturales, nacionales y extranjeras, podrán ser contratadas sin sujeción a las exigencias del Decreto de Hacienda Nº 98, de 1991 y a las del artículo 11º de la Ley Nº 18.834

La contratación de expertos extranjeros podrá realizarse, en casos calificados por el Ministro Presidente del Consejo Nacional de la Cultura y las Artes, sin sujeción a las exigencias del Decreto de Hacienda Nº 98, de 1991, a las del artículo 11º de la Ley 18.834, artículo 48º del D.L. Nº 1.094 de 1975 y del artículo 100º del Decreto Nº 597 de 1984 del Ministerio del Interior.

Incluye hasta $ 627.800 miles destinados a la contratación de personal para la evaluación y selección de los proyectos y programas, por honorarios que no superen el 1 UTM por proyecto. A este personal además, se le podrá financiar los gastos de traslado, alojamiento, alimentación y otros que demanden las actividades de evaluación y selección de proyectos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
 – N° de personas 2
 – Miles de $ 9.888

03 Incluye :
 a) Capacitación y perfeccionamiento, Ley N° 18.575
 – Miles de $ 12.500
 b) Los gastos de operación y funcionamiento que demanda la administración de los Fondos considerados en este Programa Presupuestario.

 Además, hasta $ 75.985 miles se podrán destinar a financiar los gastos de funcionamiento de los Consejos y el traslado, alojamiento, alimentación, seguros y otros gastos que demanden las actividades de los miembros del Consejo Nacional del Libro y la Lectura, del Consejo de Fomento de la Música Nacional, del Consejo del Arte y la Industria Audiovisual, en el cumplimiento de las funciones que se indican en la Ley N° 19.227, Ley N° 19.928 y Ley N° 19.981, respectivamente.

04 Se enviará periódicamente a la Comisión Especial Mixta de Presupuestos la nómina de todos los ganadores y adjudicatarios de recursos de estos Fondos.

05 El monto del premio a las mejores obras literarias, que acuerde el Consejo Nacional del Libro y la Lectura, se determinará mediante resolución del Consejo Nacional de la Cultura y las Artes.

 A lo menos un 60% de los recursos que destine el Consejo Nacional del Libro y la Lectura, al financiamiento de proyectos de fomento del libro y la lectura, deberán asignarse a iniciativas provenientes de regiones distintas a la Región Metropolitana.

 Incluye recursos para otorgar los Premios Iberoamericano de Poesía "Pablo Neruda" y de Narrativa "Manuel Rojas" y los gastos respectivos asociados para la organización, difusión, premiación y los gastos de honorarios, traslado, alimentación y alojamiento de los jurados nacionales e internacionales. El valor de los premios y los procedimientos y criterios de postulación y selección a los premios señalados se regularán por las normas establecidas en las Resoluciones del Consejo Nacional de la Cultura y las Artes N° 1234 y N° 1331, de 2012, y sus modificaciones, respectivamente.

 Con cargo a este Fondo se podrá comprometer hasta $ 347.779 miles por sobre el gasto autorizado en esta asignación, destinado a las líneas de Formación y Fomento de la Lectura, que demandan una ejecución superior al año presupuestario.

 Incluye hasta $ 923.391 miles destinados a financiar el Plan Nacional de Fomento a la Lectura y los gastos inherentes a su organización, difusión, implementación y ejecución.

 Con cargo a este ítem pueden financiarse gastos necesarios para el almacenamiento y distribución de material bibliográfico recibido por el Fondo Nacional de Fomento del Libro y la Lectura con ocasión de los concursos, programas y acciones que ejecuta, por un monto de hasta $ 201.328 miles.

 Incluye hasta $ 505.004 miles destinados a financiar el Programa de Internacionalización del Libro Chileno y los gastos inherentes a su organización, difusión, implementación y ejecución, tanto en territorio nacional como extranjero.

 Con cargo a esta asignación se dará cumplimiento a las obligaciones financieras derivadas de la participación del Consejo Nacional de la Cultura y las Artes en el Centro Regional para el Fomento del Libro en América Latina y el Caribe (CERLALC).

06 Mediante resolución del Consejo, a proposición del Directorio Nacional, se establecerá la distribución del Fondo entre las regiones, para dar cumplimiento al inciso segundo del artículo 35° de la Ley N° 19.891.

 Incluye:
 a) $ 5.731.096 miles serán destinados al financiamiento de proyectos de carácter nacional.
 b) $ 5.290.241 miles destinados a financiar proyectos de carácter regional.

 En la resolución citada, deberá considerarse un mínimo de $ 116.051 miles a cada región.

 Con cargo a este Fondo se podrá comprometer hasta $ 2.350.000 miles por sobre el gasto autorizado en esta asignación, destinado a las líneas de Becas, Infraestructura, Fomento de las Artes, Artesanías y Folclor y Apoyo a Organizaciones Culturales, en el ámbito del financiamiento de los proyectos de carácter nacional que demandan una ejecución superior al año presupuestario.

Incluye hasta $ 237.008 miles para la ejecución del Programa de Difusión y Estudios, a nivel nacional e internacional de la producción artística y cultural financiada por el fondo. Comprende los gastos necesarios para su ejecución.

07 A lo menos un 50% de los recursos de este Fondo deberán asignarse a iniciativas provenientes de regiones distintas a la Región Metropolitana, para dar cumplimiento a lo dispuesto en el artículo 5° inciso tercero de la Ley N° 19.928.

Con cargo a este Fondo se podrá comprometer hasta $ 381.100 miles por sobre el gasto autorizado en esta asignación, destinado a las líneas de Formación, Industria y Actividades Presenciales, que demandan una ejecución superior al año presupuestario.

Considera recursos para organizar encuentros, seminarios, talleres, estudios y otras actividades conducentes a difundir y estimular la creación y producción musical nacional, en virtud de la función y atribución establecida en el numeral 9) del artículo 3° de la Ley N° 19.928.

Con cargo a esta asignación se dará cumplimiento a las obligaciones financieras derivadas de la participación del Consejo Nacional de la Cultura y las Artes en Ibermúsica.

08 Con cargo a este Fondo se podrá comprometer hasta $ 1.122.700 miles por sobre el gasto autorizado en esta asignación, destinado a la línea de difusión, formación y producción audiovisual que demanden una ejecución superior al año presupuestario. Asimismo, se podrá comprometer hasta $ 448.050 miles por sobre el gasto autorizado en esta asignación destinado al desarrollo de programas de resguardo audiovisual, de iniciativas de formación y acción cultural, de comercialización de obras audiovisuales nacionales en el extranjero, contemplados en el artículo 9° de la Ley N° 19.981, que demanden una ejecución superior al año presupuestario.

Con cargo a este ítem se podrá financiar hasta $ 673.300 miles destinados a los gastos para la ejecución de las actividades que el Consejo del Arte y la Industria Audiovisual defina realizar en el ejercicio de sus facultades de conformidad a lo dispuesto en el artículo 9° letra m) de la Ley N° 19.981.

Con cargo a esta asignación se dará cumplimiento a las obligaciones derivadas de la participación del Consejo Nacional de la Cultura y las Artes en Ibermedia y la CAACI.

09 Los receptores de los recursos de estos Fondos, considerarán la realización de actividades de difusión de los proyectos, programas y acciones financiadas con ellos, en los establecimientos escolares de educación pública y en las comunidades próximas a ellos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 10

MINISTERIO DE JUSTICIA

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Justicia
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	990.183.866	585.919	989.597.947
05	Transferencias Corrientes	6.488.575	585.919	5.902.656
06	Rentas de la Propiedad	45.099	–	45.099
07	Ingresos de Operación	112.207.785	–	112.207.785
08	Otros Ingresos Corrientes	4.276.550	–	4.276.550
09	Aporte Fiscal	867.074.620	–	867.074.620
10	Venta de Activos No Financieros	91.237	–	91.237
	GASTOS	990.183.866	585.919	989.597.947
21	Gastos en Personal	423.820.057	–	423.820.057
22	Bienes y Servicios de Consumo	249.386.163	–	249.386.163
23	Prestaciones de Seguridad Social	497.837	–	497.837
24	Transferencias Corrientes	227.900.562	585.919	227.314.643
25	Integros al Fisco	14.113.646	–	14.113.646
29	Adquisición de Activos No Financieros	13.130.771	–	13.130.771
31	Iniciativas de Inversión	29.895.969	–	29.895.969
33	Transferencias de Capital	31.438.861	–	31.438.861

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Justicia

Miles de $

Sub-Título	Clasificación Económica	Secretaría y Administración General	Servicio de Registro Civil e Identificación	Servicio Médico Legal	Gendarmería de Chile	Servicio Nacional de Menores	Defensoría Penal Pública
	INGRESOS	176.081.846	116.604.999	34.314.965	379.335.977	236.142.764	47.703.315
05	Transferencias Corrientes	6.488.575	–	–	–	–	–
06	Rentas de la Propiedad	–	16.858	–	28.241	–	–
07	Ingresos de Operación	13.773	108.864.626	14.397	3.314.989	–	–
08	Otros Ingresos Corrientes	115.308	1.471.072	350.647	736.082	1.449.188	154.253
09	Aporte Fiscal	169.464.190	6.252.443	33.949.921	375.165.428	234.693.576	47.549.062
10	Venta de Activos No Financieros	–	–	–	91.237	–	–
	GASTOS	176.081.846	116.604.999	34.314.965	379.335.977	236.142.764	47.703.315
21	Gastos en Personal	8.735.796	41.486.510	22.856.875	264.764.600	63.367.394	22.608.882
22	Bienes y Servicios de Consumo	65.460.653	58.625.422	10.746.545	90.019.673	19.066.383	5.467.487
23	Prestaciones de Seguridad Social	–	–	–	497.837	–	–
24	Transferencias Corrientes	47.295.660	–	30.834	10.389.800	150.638.108	19.546.160
25	Integros al Fisco	–	14.112.070	1.576	–	–	–
29	Adquisición de Activos No Financieros	646.025	1.192.665	679.135	9.210.933	1.321.227	80.786
31	Iniciativas de Inversión	22.504.851	1.188.332	–	4.453.134	1.749.652	–
33	Transferencias de Capital	31.438.861	–	–	–	–	–

MINISTERIO DE JUSTICIA
Secretaría y Administración General
Secretaría y Administración General (01)

PARTIDA	:	10
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**167.384.149**
07			**INGRESOS DE OPERACIÓN**		**13.773**
	02		**Venta de Servicios**		**13.773**
08			**OTROS INGRESOS CORRIENTES**		**114.461**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**106.058**
	99		**Otros**		**8.403**
09			**APORTE FISCAL**		**167.255.915**
	01		**Libre**		**167.255.915**
			GASTOS		**167.384.149**
21			**GASTOS EN PERSONAL**	**02**	**7.798.549**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 04**	**58.568.072**
24			**TRANSFERENCIAS CORRIENTES**		**46.427.791**
	01		**Al Sector Privado**		**9.281.823**
		001	Programa de Licitaciones Sistema Nacional de Mediación		8.863.459
		002	Auditorías Externas Sistema Nacional de Mediación		110.185
		269	Fundación de Asistencia Legal a la Familia	05	308.179
	03		**A Otras Entidades Públicas**		**37.122.833**
		200	Programa Fiscalización Centros de Menores	06	1.188.007
		208	Corporaciones de Asistencia Judicial	07, 08	35.934.826
	07		**A Organismos Internacionales**		**23.135**
		001	Conferencia de Ministros de Justicia Iberoamericanos		23.135
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**646.025**
	03		**Vehículos**		**251.873**
	04		**Mobiliario y Otros**		**61.899**
	05		**Máquinas y Equipos**		**218.928**
	06		**Equipos Informáticos**		**77.717**
	07		**Programas Informáticos**		**35.608**
31			**INICIATIVAS DE INVERSIÓN**		**22.504.851**
	02		**Proyectos**		**22.504.851**
33			**TRANSFERENCIAS DE CAPITAL**		**31.438.861**
	01		**Al Sector Privado**		**31.438.861**
		024	Subsidios Concesiones		31.438.861

GLOSAS :

01 Dotación máxima de vehículos 19

02 Incluye :

a) Dotación máxima de personal 312

No regirá la limitación establecida en el inciso 2° del artículo 9° de la Ley Nº18.834, respecto de los empleos a contrata incluidos en esta dotación. Al personal que se desempeñe en la Subsecretaría en comisión de servicio, no le serán aplicables las limitaciones establecidas en el inciso primero del artículo 76 de la Ley Nº 18.834.

b) Horas extraordinarias año

– Miles de $ 60.693

c) Autorización máxima para gastos en viáticos
- En territorio nacional en Miles de $ 79.712
- En el exterior en Miles de $ 16.660

d) Convenios con personas naturales
- Miles de $ 496.762

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
- Nº de personas 35
- Miles de $ 502.184

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ 21.558

04 Incluye hasta M$ 56.371.011 para el pago del subsidio a la operación de los recintos carcelarios concesionados.

05 Para gastos de operación relacionados con la asistencia legal a menores.
El Ministerio de Justicia deberá informar anualmente a la Comisión Especial Mixta de Presupuestos sobre la manera en que se utilicen estos recursos, señalando los menores que han sido beneficiados, y el resultado final de sus causas.

06 Con cargo a estos recursos se podrá efectuar la contratación de personal que sea necesario para la ejecución del programa.

07 Para dar cumplimiento a lo dispuesto en las leyes Nº 17.995 y Nº 18.632.

08 El Ministerio de Justicia enviará a la Comisión de Constitución, Legislación y Justicia de la Cámara de Diputados, a la Comisión de Constitución, Legislación, Justicia y Reglamento del Senado y la Comisión Mixta de Presupuestos, información semestral de los resultados y cumplimiento de objetivos de la Corporación de Asistencia Judicial, en base a estadísticas desagregadas regionalmente que indiquen a lo menos el número de beneficiarios en cada uno de los 6 componentes que conforman el programa, las acciones realizadas en cada componente y el número de beneficiarios por cada acción en cada componente.

MINISTERIO DE JUSTICIA
Secretaría y Administración General
Programa de Coordinación Reforma Judicial

PARTIDA	:	10
CAPÍTULO	:	01
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**8.697.697**
05			**TRANSFERENCIAS CORRIENTES**		**6.488.575**
	02		**Del Gobierno Central**		**6.488.575**
		001	Del Ministerio Público		705.308
		002	De la Defensoría Penal Pública		585.919
		003	De la Corporación Administrativa del Poder Judicial		5.197.348
08			**OTROS INGRESOS CORRIENTES**		**847**
	02		**Multas y Sanciones Pecuniarias**		**847**
09			**APORTE FISCAL**		**2.208.275**
	01		**Libre**		**2.208.275**
			GASTOS		**8.697.697**
21			**GASTOS EN PERSONAL**		**937.247**
22			**BIENES Y SERVICIOS DE CONSUMO**		**6.892.581**
24			**TRANSFERENCIAS CORRIENTES**		**867.869**
	03		**A Otras Entidades Públicas**		**867.869**
		001	Programa de Justicia Vecinal	01	867.869

GLOSA :

01 Con cargo a estos recursos se podrán efectuar todos los gastos de operación que sean necesarios para la ejecución del programa, incluidos los gastos en personal.

MINISTERIO DE JUSTICIA

Servicio de Registro Civil e Identificación

Servicio de Registro Civil e Identificación (01)

PARTIDA : 10
CAPÍTULO : 02
PROGRAMA : 01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		116.604.999
06		RENTAS DE LA PROPIEDAD		16.858
	01	Arriendo de Activos No Financieros		16.858
07		INGRESOS DE OPERACIÓN		108.864.626
	02	Venta de Servicios		108.864.626
08		OTROS INGRESOS CORRIENTES		1.471.072
	01	Recuperaciones y Reembolsos por Licencias Médicas		1.471.072
09		APORTE FISCAL		6.252.443
	01	Libre		6.252.443
		GASTOS		116.604.999
21		GASTOS EN PERSONAL	02	41.486.510
22		BIENES Y SERVICIOS DE CONSUMO	03, 04	58.625.422
25		INTEGROS AL FISCO		14.112.070
	01	Impuestos		14.112.070
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		1.192.665
	03	Vehículos		533.071
	04	Mobiliario y Otros		154.500
	05	Máquinas y Equipos		61.800
	06	Equipos Informáticos		49.527
	07	Programas Informáticos	05	393.767
31		INICIATIVAS DE INVERSIÓN		1.188.332
	02	Proyectos		1.188.332

GLOSAS :

01 Dotación máxima de vehículos — 33

02 Incluye :

a) Dotación máxima de personal — 3.182

No regirá la limitación establecida en el inciso 2º del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación. No se considerará dentro de la dotación a las personas que se desempeñen como oficiales civiles adjuntos ajenos al Servicio. Se podrá contratar personal de reemplazo, en aquellos casos que, por cualquier razón funcionarios a contrata se encuentren imposibilitados de desempeñar sus cargos por un periodo superior a 15 días.

Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y solo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

El personal a contrata del Servicio, que se rige por las normas de remuneraciones del Decreto Ley Nº 249, de 1974, podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberá precisarse, en cada caso, las referidas funciones. Con todo, dicho personal no podrá exceder de 40 funcionarios a contrata.

	b) Horas extraordinarias año	
	– Miles de $	930.196
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	295.702
	– En el exterior en Miles de $	6.634
	d) Convenios con personas naturales	
	– Miles de $	701.848
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	26
	– Miles de $	198.594
03	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	270.603
04	Incluye M$ 434.506 para financiar una asesoría experta en licitación de sistemas.	
05	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	

MINISTERIO DE JUSTICIA

Servicio Médico Legal

Servicio Médico Legal (01, 04, 05)

PARTIDA	:	10
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**34.314.965**
07			**INGRESOS DE OPERACIÓN**		**14.397**
	02		**Venta de Servicios**		**14.397**
08			**OTROS INGRESOS CORRIENTES**		**350.647**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**311.508**
	99		**Otros**		**39.139**
09			**APORTE FISCAL**		**33.949.921**
	01		**Libre**		**33.949.921**
			GASTOS		**34.314.965**
21			**GASTOS EN PERSONAL**	02	**22.856.875**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**10.746.545**
24			**TRANSFERENCIAS CORRIENTES**		**30.834**
	01		**Al Sector Privado**		**30.834**
		275	Pericias Médico-Legales D.L. Nº 3.504/80		30.834
25			**INTEGROS AL FISCO**		**1.576**
	01		**Impuestos**		**1.576**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**679.135**
	03		**Vehículos**		**247.200**
	04		**Mobiliario y Otros**		**53.214**
	05		**Máquinas y Equipos**		**237.930**
	06		**Equipos Informáticos**		**140.791**

GLOSAS :

01 Dotación máxima de vehículos — 65

02 Incluye :

a) Dotación máxima de personal — 786
– Y horas médicas — 10.472

No regirá la limitación establecida en el inciso 2º del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 1.080.573

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 150.955
– En el exterior en Miles de $ — 33.003

d) Convenios con personas naturales
– Miles de $ — 1.417.996
Incluye recursos para Turnos Médicos de cobertura pericial médico legal Ley Nº 15.076 — 1.030.194

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 10
– Miles de $ — 78.784

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 246.024

04 Antes del día 31 de marzo de cada año, el Servicio Médico Legal informará a la Comisión Especial Mixta de Presupuestos sobre los volúmenes, manejo, tratamiento y disposición de los residuos tóxicos o peligrosos utilizados en las labores propias del servicio en cada región, así como las medidas adoptadas para prevenir que estas sustancias puedan afectar la salud de los funcionarios.

05 Incluye $ 1.468.220 miles para satisfacer de manera oportuna y eficiente la demanda de pericias médicas para niños abusados. El Servicio Médico Legal no podrá negarse a la realización de estas pericias.

MINISTERIO DE JUSTICIA
Gendarmería de Chile
Gendarmería de Chile (01, 06, 07, 08)

PARTIDA : 10
CAPÍTULO : 04
PROGRAMA : 01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		340.971.488
06		RENTAS DE LA PROPIEDAD		28.241
	01	Arriendo de Activos No Financieros		28.241
07		INGRESOS DE OPERACIÓN		61.017
	02	Venta de Servicios		61.017
08		OTROS INGRESOS CORRIENTES		736.082
	01	Recuperaciones y Reembolsos por Licencias Médicas		610.401
	99	Otros		125.681
09		APORTE FISCAL		340.054.911
	01	Libre		340.054.911
10		VENTA DE ACTIVOS NO FINANCIEROS		91.237
	03	Vehículos		91.237
		GASTOS		340.971.488
21		GASTOS EN PERSONAL	02	247.369.583
22		BIENES Y SERVICIOS DE CONSUMO	03	79.440.001
23		PRESTACIONES DE SEGURIDAD SOCIAL		497.837
	01	Prestaciones Previsionales		497.837
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		9.210.933
	03	Vehículos		2.576.500
	04	Mobiliario y Otros	04	1.996.572
	05	Máquinas y Equipos		4.455.212
	06	Equipos Informáticos		175.820
	07	Programas Informáticos		6.829
31		INICIATIVAS DE INVERSIÓN	05	4.453.134
	02	Proyectos		4.453.134

GLOSAS :

01 Dotación máxima de vehículos — 325

02 Incluye :

a) Dotación máxima de personal — 19.658
– Y horas médicas — 2.871
No regirá la limitación establecida en el inciso 2° del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 1.532.297

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 1.245.996
– En el exterior en Miles de $ — 10.742

d) Convenios con personas naturales
– Miles de $ — 680.841

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 48
– Miles de $ — 323.152

03 Incluye :
   a) Recursos para el cumplimiento del artículo N° 14 del D.F.L N° 1.791(J), de 1979.
   b) $ 33.410.536 miles, por concepto de alimentación y bebidas para reos y personal.
   c) $ 618.110 miles para adquisición de frazadas.
   d) $ 1.101.717 miles para adquisición de colchones.
   e) Capacitación y perfeccionamiento, Ley N° 18.575
      – Miles de $ 164.132

   En el uso de estos recursos se priorizará la adquisición de aquellos materiales, insumos e implementos destinados a garantizar la seguridad de los funcionarios en el cumplimiento de sus funciones de vigilancia y control de los internos.

04 Incluye $ 877.860 miles para adquisición de literas.

05 Incluye recursos para Fondo de Emergencias por $ 445.151 miles, para reparar bienes muebles e inmuebles deteriorados por motines, fugas o intentos de fuga, incendios y otras situaciones extraordinarias que perturben el normal funcionamiento de los establecimientos penitenciarios. A los proyectos respectivos no les será aplicable el procedimiento de identificación establecido en el artículo 19 bis del decreto Ley N° 1.263, de 1975, y su ejecución será dispuesta directamente por el Servicio mediante resolución fundada.
   Gendarmería informará a la Comisión Especial Mixta de Presupuestos el actual estado de los penales afectados por el terremoto de febrero de 2010 y de las reparaciones efectivamente materializadas, indicando cuáles son las obras que quedan pendientes, si las hubiere. Gendarmería deberá informar a la Comisión de Constitución, Legislación y Justicia de ambas Cámaras, respecto de los actuales niveles de hacinamiento en los penales, desagregados por regiones.

06 El Ministerio de Justicia entregará información semestral a la Comisión de Constitución, Legislación y Justicia de la Cámara de Diputados, a la Comisión de Constitución, Legislación, Justicia y Reglamento del Senado y a la Comisión Especial Mixta de Presupuestos, del gasto mensual destinado a cada reo interno en una cárcel administrada directamente por Gendarmería de Chile y el gasto mensual destinado a la administración en cada penal y por cada reo interno en una cárcel administrada directamente por Gendarmería de Chile y el gasto mensual destinado a cada reo en una cárcel concesionada.

07 El Ministerio de Justicia informará a la Comisión Especial Mixta de Presupuestos sobre el número total de funcionarios por unidad carcelaria y del incremento de la planta funcionaria de Gendarmería. Dicho informe se remitirá semestralmente, dentro de los treinta días siguientes al término del semestre respectivo.

08 El Ministerio de Justicia elaborará trimestralmente un informe sobre las condiciones de seguridad de las cárceles concesionadas y las que están bajo su administración directa, señalando el número de homicidios, y delitos sexuales cometidos al interior de las mismas, indicando el número de denuncias formuladas y las medidas empleadas para una adecuada investigación de los ilícitos. Deberá informar, igualmente, de los casos de muerte, accidente o lesiones que afecten a personal de Gendarmería. Dichas informaciones deberán ser enviadas a la Comisión Especial Mixta de Presupuestos.
   Asimismo, Gendarmería informará a la Comisión de Constitución, Legislación y Justicia de ambas Cámaras, la estadística respecto del tipo y número de medidas disciplinarias que se aplique a los internos, sobre todo las relacionadas con el aislamiento, la incomunicación y todas aquellas que importen una grave restricción a las garantías constitucionales.

MINISTERIO DE JUSTICIA

Gendarmería de Chile

Programas de Rehabilitación y Reinserción Social (06)

PARTIDA	:	10
CAPÍTULO	:	04
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**38.364.489**
07			**INGRESOS DE OPERACIÓN**		**3.253.972**
	02		**Venta de Servicios**		**3.253.972**
09			**APORTE FISCAL**		**35.110.517**
	01		**Libre**		**35.110.517**
			GASTOS		**38.364.489**
21			**GASTOS EN PERSONAL**	**01**	**17.395.017**
22			**BIENES Y SERVICIOS DE CONSUMO**		**10.579.672**
24			**TRANSFERENCIAS CORRIENTES**		**10.389.800**
	03		**A Otras Entidades Públicas**	**02**	**10.389.800**
		001	Programas de Reinserción Social para Personas Privadas de Libertad	03	670.810
		002	Programa Centros de Educación y Trabajo Semiabiertos	03	2.655.243
		003	Programa de Intermediación Laboral para Penados en el Sistema Abierto	03	209.971
		004	Programas de Apoyo Postpenitenciario	03	466.171
		005	Programa de Reinserción Social en Convenio con Ministerio del Interior	04	1.721.311
		006	Programa de Reinserción Laboral en Convenio con Ministerio del Interior	04	696.890
		007	Programa de Reinserción Social en Secciones Juveniles	03	1.183.940
		008	Programa Centros de Educación y Trabajo Cerrados	05	1.723.112
		009	Programa de Atención para Mujeres Embarazadas con Hijos Lactantes	05	1.062.352

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 1.271

No regirá la limitación establecida en el inciso 2° del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

La selección de las nuevas contrataciones que aumentan la dotación máxima de personal de la institución se efectuará mediante la modalidad de concurso público, a fin de garantizar la idoneidad de los seleccionados sobre la base de un proceso objetivo y transparente.

b) Horas extraordinarias año
– Miles de $ — 264.494

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 226.801
– En el exterior en Miles de $ — 8

d) Convenios con personas naturales
– Miles de $ — 723.850

02 Antes de 31 de marzo de 2015 Gendarmería de Chile enviará a la Comisión Especial Mixta de Presupuestos un informe con los objetivos, metas, características y número potencial de población beneficiaria para cada uno de los programas, así como un cronograma de su implementación para el año 2015. Adicionalmente, trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, informará a la precitada Comisión sobre el grado de cumplimiento y estado de avance de cada uno de los programas, precisando los resultados obtenidos de acuerdo con indicadores de reincidencia y reinserción efectiva.

03 Con cargo a estos recursos se podrá efectuar todos los gastos de operación que sean necesarios para la ejecución del programa, excluidos los gastos en personal, que guarden directa relación con los objetivos de la asignación.

04 Con cargo a estos recursos se podrá efectuar todos los gastos de operación que sean necesarios para la ejecución del programa, incluidos los gastos en personal, que guarden directa relación con los objetivos de la asignación.
Mediante un convenio de colaboración entre Gendarmería de Chile y la Subsecretaría de Prevención del Delito del Ministerio del Interior y Seguridad Pública, se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que se consideren necesarios. Trimestralmente, se deberá remitir a dicha Subsecretaría un informe de gestión y ejecución de estos recursos.

05 Con cargo a estos recursos se podrá efectuar todos los gastos de operación que sean necesarios para la ejecución del programa, incluidos los gastos en personal, que guarden directa relación con los objetivos de la asignación.

06 Semestralmente, el Ministerio de Justicia deberá informar a la Comisión Especial Mixta de Presupuestos el monto de gastos asociado a las medidas alternativas de la Ley Nº 18.216, el número de delegados encargados de fiscalizar las penas de libertad vigilada y el número promedio de condenados por delegado.

MINISTERIO DE JUSTICIA
Servicio Nacional de Menores
Servicio Nacional de Menores (01, 05)

PARTIDA	:	10
CAPÍTULO	:	07
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**159.418.456**
08			**OTROS INGRESOS CORRIENTES**		**297.456**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**111.447**
	99		**Otros**		**186.009**
09			**APORTE FISCAL**		**159.121.000**
	01		**Libre**		**159.121.000**
			GASTOS		**159.418.456**
21			**GASTOS EN PERSONAL**	**02**	**6.973.993**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.536.720**
24			**TRANSFERENCIAS CORRIENTES**		**150.638.108**
	01		**Al Sector Privado**		**150.638.108**
		001	Subvención Proyectos Área Protección a Menores	04	128.311.150
		002	Subvención Proyectos Área Justicia Juvenil		22.326.958
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**269.635**
	03		**Vehículos**		**17.017**
	06		**Equipos Informáticos**		**252.618**

GLOSAS :

01 Dotación máxima de vehículos — 18

02 Incluye :

a) Dotación máxima de personal — 299
No regirá la limitación establecida en el inciso 2° del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 35.090

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 110.248
– En el exterior en Miles de $ — 8.893

d) Convenios con personas naturales
– Miles de $ — 65.323

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 26
– Miles de $ — 203.838

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 20.074

04 Con cargo a estos recursos también se podrá celebrar convenios con otras entidades públicas.
Incluye:

a) M$ 6.607.393 para el Programa 24 Horas (ex-Vida Nueva) que atenderá 5.591 niñas, niños y adolescentes provenientes del programa de seguridad integrada 24 horas, de las comunas de La Florida, La Granja, La Pintana, Lo Espejo, Puente Alto, Peñalolén, Pudahuel, Recoleta, Arica, Alto Hospicio, Antofagasta, Calama, Coquimbo,

Valparaíso y Los Ángeles. Los recursos se destinarán a la ejecución de a lo menos 30 Programas de Intervención Especializada (PIE), el funcionamiento de 8 Oficinas de Protección de Derechos (OPD), 18 Programas Prevención Focalizada (PPF), 15 Programas comunales de Intervención Especializada en consumo problemático de drogas (PDC) y 15 Programas comunales de Reinserción Educativa (PDE).
Trimestralmente, el Ministerio de Justicia deberá informar a la Dirección de Presupuestos respecto del estado de avance del programa 24 Horas (ex-Vida Nueva). Copia de estos informes serán enviados a la Comisión Especial Mixta de Presupuestos.

b) M$ 7.392.378 para la oferta de programas de protección de derechos para niños y niñas, con el objeto de dar cumplimiento a las órdenes de tribunales de familia, dispuestas bajo el artículo 80 bis de la Ley N° 19.968. El Ministerio de Justicia deberá informar semestralmente, dentro de los 30 días siguientes al término del semestre respectivo, a la Comisión de Constitución, Legislación y Justicia de ambas Cámaras sobre el cumplimiento de las órdenes de los Tribunales de Familia.

c) M$ 11.315.240 para la cuarta etapa del programa, a 4 años, de ajuste del monto base de las subvenciones para Centros Residenciales establecido en el Reglamento de la Ley N° 20.032, a los costos reales de estas prestaciones, con el fin de mejorar la calidad de la atención. El monto final de la subvención para Centros Residenciales derivado del ajuste que autoriza este literal, será informado antes del 30 de junio de 2015 a la Comisión Especial Mixta de Presupuestos.
Con todo, cualquier modificación del citado Reglamento deberá ser visada por la Dirección de Presupuestos.

05 Semestralmente, el Ministerio de Justicia deberá informar a la Comisión Especial Mixta de Presupuestos, el número de centros de internación cerrada, semicerrada y provisoria; el número de plazas disponibles y número de plazas efectivamente utilizadas en cada centro; los recursos públicos que se destinan por centro en cada examen de diagnóstico de consumo abusivo de alcohol y drogas; el porcentaje de jóvenes ingresados a los centros señalados que son sometidos a este examen de diagnóstico; y si este último es realizado por el SENAME directamente o a través de una institución externa.
Asimismo, deberá informar los recursos públicos que se gastan en los programas de escolaridad en cada centro y cuántos niños asisten a estos programas por centro; los recursos que se gastan en programas de capacitación y en escuelas técnicas en cada centro y el número de niños que asisten a estos programas por centro. Además, deberá informar acerca de todos los programas cuyos beneficiarios son niños menores de 14 años que infringen la ley, específicamente el número de centros que componen estos programas, cuáles son sus objetivos, principales acciones y número de beneficiarios.
Por último, deberá informar acerca de todos los programas cuyos beneficiarios son menores vulnerados en sus derechos, específicamente el número de centros que componen estos programas, cuáles son sus objetivos, principales acciones y número de beneficiarios.
El SENAME deberá informar, además, respecto del número de delitos cometidos al interior de los penales y del número de jóvenes víctimas de homicidio, delitos contra la indemnidad sexual y a la propiedad, desagregados por regiones.

MINISTERIO DE JUSTICIA

Servicio Nacional de Menores

Programa de Administración Directa y Proyectos Nacionales (01, 04)

PARTIDA	:	10
CAPÍTULO	:	07
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		76.724.308
08		OTROS INGRESOS CORRIENTES		1.151.732
	01	Recuperaciones y Reembolsos por Licencias Médicas		1.136.741
	99	Otros		14.991
09		APORTE FISCAL		75.572.576
	01	Libre		75.572.576
		GASTOS		76.724.308
21		GASTOS EN PERSONAL	02	56.393.401
22		BIENES Y SERVICIOS DE CONSUMO		17.529.663
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		1.051.592
	03	Vehículos		101.790
	04	Mobiliario y Otros		560.448
	05	Máquinas y Equipos		135.949
	06	Equipos Informáticos		10.300
	07	Programas Informáticos		243.105
31		INICIATIVAS DE INVERSIÓN	03	1.749.652
	02	Proyectos		1.749.652

GLOSAS :

01 Dotación máxima de vehículos 49

02 Incluye :

a) Dotación máxima de personal 3.743

Los funcionarios contratados para dirigir los establecimientos administrados directamente por el Servicio Nacional de Menores, como asimismo, los funcionarios contratados para dirigir las unidades de gestión técnica y de gestión administrativa de los referidos centros, podrán desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del jefe del Servicio, en la que deberán precisarse las referidas funciones. Con todo, dicho personal, no podrá exceder los 138 funcionarios.

b) Horas extraordinarias año

– Miles de $ 5.670.846

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 261.761

– En el exterior en Miles de $ 2.341

d) Convenios con personas naturales

– Miles de $ 3.405.042

03 Incluye recursos para Fondo de Emergencias por $ 202.150 miles, para reparar bienes muebles e inmuebles deteriorados por motines, fugas o intentos de fuga, incendios y otras situaciones que perturben el normal funcionamiento de los centros administrados directamente.

A los proyectos respectivos no les será aplicable el procedimiento de identificación establecido en el artículo 19 bis del decreto ley Nº 1.263, de 1975, y su ejecución será dispuesta directamente por el Servicio mediante resolución fundada.

04 Incluye M$ 2.613.237 para el Programa Familias de Acogida administrado directamente por el Servicio Nacional de Menores, orientado a la atención de niños y niñas menores de 3 años. Trimestralmente, el Ministerio de Justicia deberá informar a la Dirección de Presupuestos respecto del estado de avance del programa Familias de Acogida.

MINISTERIO DE JUSTICIA
Defensoría Penal Pública
Defensoría Penal Pública (01, 05)

PARTIDA	:	10
CAPÍTULO	:	09
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**47.703.315**
08			**OTROS INGRESOS CORRIENTES**		**154.253**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**145.390**
	02		**Multas y Sanciones Pecuniarias**		**1.379**
	99		**Otros**		**7.484**
09			**APORTE FISCAL**		**47.549.062**
	01		**Libre**		**47.549.062**
			GASTOS		**47.703.315**
21			**GASTOS EN PERSONAL**	02	**22.608.882**
22			**BIENES Y SERVICIOS DE CONSUMO**	03, 04	**5.467.487**
24			**TRANSFERENCIAS CORRIENTES**		**19.546.160**
	01		**Al Sector Privado**		**18.960.061**
		271	Aplicación Artículo 20, letra h) Ley Nº 19.718		1.018.340
		273	Auditorías Externas		476.763
		610	Programa de Licitaciones Defensa Penal Pública		17.464.958
	02		**Al Gobierno Central**		**585.919**
		001	Programa de Coordinación Reforma Judicial		585.919
	07		**A Organismos Internacionales**		**180**
		001	Asociación Interamericana de Defensorías Públicas		119
		002	Bloque de Defensores Públicos Oficiales del Mercosur		61
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**80.786**
	04		**Mobiliario y Otros**		**22.802**
	05		**Máquinas y Equipos**		**11.490**
	06		**Equipos Informáticos**		**9.064**
	07		**Programas Informáticos**		**37.430**

GLOSAS :

01 Dotación máxima de vehículos 18

02 Incluye :

a) Dotación máxima de personal 629
No regirá la limitación establecida en el inciso 2º del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ 168.067

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 590.193
– En el exterior en Miles de $ 18.381

d) Convenios con personas naturales
– Miles de $ 124.899

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 217.098

04 Incluye $ 214.789 miles, destinados a financiar los gastos por concepto de traslado, movilización, alimentación y/o alojamiento de los comparecientes, entendiendo por estos a imputados (incluido el respectivo adulto responsable tratándose de imputados adolescentes), testigos y peritos, de manera de permitir su concurrencia y participación en todas las gestiones, diligencias o audiencias que sean necesarias para la adecuada prestación del servicio de defensa penal pública y hasta la completa ejecución de la sentencia.
05 Incluye $ 471.830 miles para la prestación de defensa especializada a los indígenas.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 11

MINISTERIO DE DEFENSA NACIONAL

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Defensa Nacional
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	1.484.415.119	8.851.979	1.475.563.140
05	Transferencias Corrientes	8.776.344	8.776.344	–
06	Rentas de la Propiedad	10.326.962	–	10.326.962
07	Ingresos de Operación	375.678.901	–	375.678.901
08	Otros Ingresos Corrientes	18.326.245	–	18.326.245
09	Aporte Fiscal	1.029.840.242	–	1.029.840.242
10	Venta de Activos No Financieros	10.583.510	–	10.583.510
11	Venta de Activos Financieros	3.610.620	–	3.610.620
12	Recuperación de Préstamos	22.597.341	–	22.597.341
13	Transferencias para Gastos de Capital	75.635	75.635	–
15	Saldo Inicial de Caja	4.599.319	–	4.599.319
	GASTOS	1.484.415.119	8.851.979	1.475.563.140
21	Gastos en Personal	1.017.559.778	–	1.017.559.778
22	Bienes y Servicios de Consumo	312.131.878	–	312.131.878
23	Prestaciones de Seguridad Social	1.472.611	–	1.472.611
24	Transferencias Corrientes	28.327.989	8.776.344	19.551.645
25	Integros al Fisco	2.248.486	–	2.248.486
26	Otros Gastos Corrientes	553.681	–	553.681
29	Adquisición de Activos No Financieros	27.399.586	–	27.399.586
31	Iniciativas de Inversión	15.208.693	–	15.208.693
32	Préstamos	3.115.589	–	3.115.589
33	Transferencias de Capital	30.236.965	75.635	30.161.330
34	Servicio de la Deuda	10.652.775	–	10.652.775
35	Saldo Final de Caja	35.507.088	–	35.507.088

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Defensa Nacional
Miles de US$

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	255.136	20.557	234.579
05	Transferencias Corrientes	20.432	20.432	–
08	Otros Ingresos Corrientes	8.624	–	8.624
09	Aporte Fiscal	229.331	–	229.331
11	Venta de Activos Financieros	-6.172	–	-6.172
12	Recuperación de Préstamos	2.796	–	2.796
13	Transferencias para Gastos de Capital	125	125	–
	GASTOS	255.136	20.557	234.579
21	Gastos en Personal	62.261	–	62.261
22	Bienes y Servicios de Consumo	156.338	–	156.338
23	Prestaciones de Seguridad Social	154	–	154
24	Transferencias Corrientes	29.245	20.432	8.813
29	Adquisición de Activos No Financieros	4.217	–	4.217
32	Préstamos	2.796	–	2.796
33	Transferencias de Capital	125	125	–

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Defensa Nacional

Miles de $

Sub-Título	Clasificación Económica	Ejército de Chile	Organismos de Salud del Ejército	Organismos de Industria Militar	Armada de Chile	Dirección General del Territorio Marítimo	Dirección de Sanidad
	INGRESOS	497.684.624	68.625.767	4.319.444	336.005.943	71.497.953	67.174.834
05	Transferencias Corrientes	2.033.695	1.243.370	23.601	896.073	–	–
06	Rentas de la Propiedad	–	216.532	223.483	–	–	5.253
07	Ingresos de Operación	–	56.590.684	4.062.060	–	66.576.359	58.860.373
08	Otros Ingresos Corrientes	2.704.106	1.594.700	–	–	168.696	346.201
09	Aporte Fiscal	476.034.437	–	–	333.894.062	–	–
10	Venta de Activos No Financieros	10.527.630	1.545	10.300	–	–	–
11	Venta de Activos Financieros	4.943.250	–	–	–	–	–
12	Recuperación de Préstamos	1.427.086	8.978.936	–	1.169.013	1.099.004	7.099.922
13	Transferencias para Gastos de Capital	14.420	–	–	46.795	–	–
15	Saldo Inicial de Caja	–	–	–	–	3.653.894	863.085
	GASTOS	497.684.624	68.625.767	4.319.444	336.005.943	71.497.953	67.174.834
21	Gastos en Personal	407.059.043	35.362.452	2.596.684	264.682.373	15.748.789	24.426.651
22	Bienes y Servicios de Consumo	75.817.527	23.171.582	1.109.021	63.994.413	36.175.905	36.875.059
23	Prestaciones de Seguridad Social	195.342	541.768	86.718	44.184	–	278.708
24	Transferencias Corrientes	4.435.495	–	8.632	3.958.407	679.986	–
25	Integros al Fisco	5.559	–	37.256	–	66.140	433.590
26	Otros Gastos Corrientes	–	–	–	–	–	–
29	Adquisición de Activos No Financieros	2.427.592	2.357.073	481.133	1.655.471	1.094.445	2.623.326
31	Iniciativas de Inversión	6.316.980	–	–	502.082	6.647.922	–
32	Préstamos	1.427.086	–	–	1.169.013	–	–
33	Transferencias de Capital	–	–	–	–	–	–
34	Servicio de la Deuda	–	7.192.892	–	–	–	2.537.500
35	Saldo Final de Caja	–	–	–	–	11.084.766	–

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Defensa Nacional

Miles de $

Sub-Título	Clasificación Económica	Fuerza Aérea de Chile	Organismos de Salud de la FACH	Dirección General de Movilización Nacional	Instituto Geográfico Militar	Servicio Hidrográfico y Oceanográfico de la Armada de Chile
	INGRESOS	192.557.150	29.431.246	5.833.992	3.990.314	4.554.567
05	Transferencias Corrientes	2.162.639	1.050.757	43.595	24.472	679.986
06	Rentas de la Propiedad	–	32.445	6.653	–	–
07	Ingresos de Operación	2.907.784	25.134.312	4.331.179	2.188.960	401.481
08	Otros Ingresos Corrientes	819.113	1.038.061	8.733	12.344	68.112
09	Aporte Fiscal	187.537.193	–	1.377.972	1.737.158	3.389.303
10	Venta de Activos No Financieros	–	–	4.120	4.489	2.981
11	Venta de Activos Financieros	-1.332.630	–	–	–	–
12	Recuperación de Préstamos	448.631	2.175.671	–	22.891	12.704
13	Transferencias para Gastos de Capital	14.420	–	–	–	–
15	Saldo Inicial de Caja	–	–	61.740	–	–
	GASTOS	192.557.150	29.431.246	5.833.992	3.990.314	4.554.567
21	Gastos en Personal	158.618.629	12.486.354	1.275.667	2.258.435	2.258.664
22	Bienes y Servicios de Consumo	26.075.431	15.332.676	1.267.392	1.333.168	1.691.521
23	Prestaciones de Seguridad Social	–	122.486	–	13.028	–
24	Transferencias Corrientes	3.849.651	–	3.076.995	–	2.221
25	Integros al Fisco	–	27.307	–	10.300	9.623
26	Otros Gastos Corrientes	–	27.614	–	–	–
29	Adquisición de Activos No Financieros	3.564.808	512.426	174.972	375.383	592.538
31	Iniciativas de Inversión	–	–	–	–	–
32	Préstamos	448.631	–	–	–	–
33	Transferencias de Capital	–	–	–	–	–
34	Servicio de la Deuda	–	922.383	–	–	–
35	Saldo Final de Caja	–	–	38.966	–	–

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Defensa Nacional
Miles de $

Sub-Título	Clasificación Económica	Dirección General de Aeronáutica Civil	Servicio Aerofotogramétrico de la FACH	Subsecretaría para las Fuerzas Armadas	Subsecretaría de Defensa	Estado Mayor Conjunto
	INGRESOS	175.425.554	2.438.137	12.132.350	3.809.928	8.933.316
05	Transferencias Corrientes	–	318.270	54.310	15.158	230.418
06	Rentas de la Propiedad	9.842.596	–	–	–	–
07	Ingresos de Operación	153.945.909	679.800	–	–	–
08	Otros Ingresos Corrientes	11.551.209	3.399	7.268	4.303	–
09	Aporte Fiscal	–	1.305.980	12.070.772	3.790.467	8.702.898
10	Venta de Activos No Financieros	32.445	–	–	–	–
11	Venta de Activos Financieros	–	–	–	–	–
12	Recuperación de Préstamos	53.395	110.088	–	–	–
13	Transferencias para Gastos de Capital	–	–	–	–	–
15	Saldo Inicial de Caja	–	20.600	–	–	–
	GASTOS	175.425.554	2.438.137	12.132.350	3.809.928	8.933.316
21	Gastos en Personal	80.212.862	871.598	6.831.089	2.285.094	585.394
22	Bienes y Servicios de Consumo	24.394.183	1.388.549	2.262.226	610.866	632.359
23	Prestaciones de Seguridad Social	187.287	3.090	–	–	–
24	Transferencias Corrientes	1.287.377	12.370	2.562.455	890.515	7.563.885
25	Integros al Fisco	1.653.561	5.150	–	–	–
26	Otros Gastos Corrientes	526.067	–	–	–	–
29	Adquisición de Activos No Financieros	10.806.963	157.380	476.580	23.453	76.043
31	Iniciativas de Inversión	1.741.709	–	–	–	–
32	Préstamos	70.859	–	–	–	–
33	Transferencias de Capital	30.161.330	–	–	–	75.635
34	Servicio de la Deuda	–	–	–	–	–
35	Saldo Final de Caja	24.383.356	–	–	–	–

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Defensa Nacional

Miles de US$

Sub-Título	Clasificación Económica	Ejército de Chile	Armada de Chile	Fuerza Aérea de Chile	Estado Mayor Conjunto
	INGRESOS	37.884	93.548	94.049	29.655
05	Transferencias Corrientes	9.603	5.955	4.874	–
08	Otros Ingresos Corrientes	–	8.624	–	–
09	Aporte Fiscal	35.785	77.770	86.121	29.655
11	Venta de Activos Financieros	-8.450	–	2.278	–
12	Recuperación de Préstamos	946	1.100	750	–
13	Transferencias para Gastos de Capital	–	99	26	–
	GASTOS	37.884	93.548	94.049	29.655
21	Gastos en Personal	25.266	23.148	13.335	512
22	Bienes y Servicios de Consumo	10.704	67.766	77.424	444
23	Prestaciones de Seguridad Social	148	–	6	–
24	Transferencias Corrientes	671	–	–	28.574
29	Adquisición de Activos No Financieros	149	1.534	2.534	–
32	Préstamos	946	1.100	750	–
33	Transferencias de Capital	–	–	–	125

MINISTERIO DE DEFENSA NACIONAL

Ejército de Chile

Ejército de Chile (03, 04)

PARTIDA : 11
CAPÍTULO : 01
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**497.684.624**	**37.884**
05			**TRANSFERENCIAS CORRIENTES**		**2.033.695**	**9.603**
	02		**Del Gobierno Central**		**2.033.695**	**9.603**
		002	Armada de Chile		34.034	
		006	Dirección General de Movilización Nacional		60.705	
		013	Programa Antártico - Subsecretaría para las Fuerzas Armadas		619.947	
		014	Subsecretaría para las Fuerzas Armadas		419.962	
		015	Fondo para Misiones de Paz-Estado Mayor Conjunto		788.641	9.603
		018	Glaciar Unión-Estado Mayor Conjunto		110.406	
08			**OTROS INGRESOS CORRIENTES**		**2.704.106**	
	99		**Otros**		**2.704.106**	
09			**APORTE FISCAL**		**476.034.437**	**35.785**
	01		**Libre**		**476.034.437**	**35.785**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**10.527.630**	
	01		**Terrenos**		**10.527.630**	
11			**VENTA DE ACTIVOS FINANCIEROS**		**4.943.250**	**-8.450**
	03		**Operaciones de Cambio**		**4.943.250**	**-8.450**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.427.086**	**946**
	07		**Por Anticipos por Cambio de Residencia**		**1.427.086**	**946**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**14.420**	
	02		**Del Gobierno Central**		**14.420**	
		001	Fondo para Misiones de Paz-Estado Mayor Conjunto		14.420	
			GASTOS		**497.684.624**	**37.884**
21			**GASTOS EN PERSONAL**	**01**	**407.059.043**	**25.266**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**75.817.527**	**10.704**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**195.342**	**148**
	01		**Prestaciones Previsionales**		**195.342**	**148**
24			**TRANSFERENCIAS CORRIENTES**		**4.435.495**	**671**
	01		**Al Sector Privado**		**938.806**	**365**
		003	Becas		74.015	
		004	Premios y Otros		130.995	
		008	Bienestar Social		733.796	365
	02		**Al Gobierno Central**		**1.471.364**	
		002	Organismos de Salud del Ejército		1.243.370	
		003	Dirección General de Movilización Nacional		43.595	
		005	Armada de Chile		6.348	
		007	Subsecretaría para las Fuerzas Armadas		17.872	
		008	Estado Mayor Conjunto		103.401	
		009	Subsecretaría de Defensa		8.705	
		011	Organismos de Industria Militar		23.601	
		012	Instituto Geográfico Militar		24.472	
	03		**A Otras Entidades Públicas**		**172.893**	
		230	Fomento Equino y Deporte Ecuestre		48.904	
		243	Bienestar Social		123.989	
	04		**A Empresas Públicas no Financieras**		**1.852.432**	**306**
		229	Fábricas y Maestranzas del Ejército		1.852.432	306
25			**INTEGROS AL FISCO**		**5.559**	

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
25	01	Impuestos		5.559	
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		2.427.592	149
	03	Vehículos		1.224.268	
	04	Mobiliario y Otros		265.511	9
	05	Máquinas y Equipos		90.435	120
	06	Equipos Informáticos		418.774	18
	07	Programas Informáticos	05	314.708	2
	99	Otros Activos no Financieros		113.896	
31		INICIATIVAS DE INVERSIÓN		6.316.980	
	01	Estudios Básicos		214.240	
	02	Proyectos		6.102.740	
32		PRÉSTAMOS		1.427.086	946
	07	Por Anticipos por Cambio de Residencia		1.427.086	946

GLOSAS :

01 En moneda extranjera :
Se podrá contratar personal en el extranjero, sin sujeción a las leyes previsionales chilenas.

02 Incluye :
– $ 1.278.697 miles y US$ 2.213 miles para gastos reservados, Ley Nº 19.863.
– Gastos que demande el viaje de instrucción al extranjero de la Escuela Militar “Del Libertador Bernardo O’Higgins” y otros inherentes a este viaje. El detalle de estos gastos deberá ser informado, anualmente, a las Comisiones de Defensa de la Cámara de Diputados y del Senado, y a la Segunda Subcomisión Especial Mixta de Presupuestos.

03 En el mes de enero del año 2015, se deberá informar a la Dirección de Presupuestos, los presupuestos anuales de la Escuela Militar “Del Libertador Bernardo O’Higgins” y Escuela de Suboficiales “Sargento 2º Daniel Rebolledo Sepúlveda”, los que deberán desagregarse de acuerdo con la apertura de la Ley de Presupuestos. Además, deberán ser informadas las modificaciones que se materialicen durante el año.

04 Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de la reposición y compra de maquinaria para el Cuerpo Militar del Trabajo.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Organismos de Salud del Ejército

Organismos de Salud del Ejército (01)

PARTIDA	:	11
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**68.625.767**
05			**TRANSFERENCIAS CORRIENTES**		**1.243.370**
	02		**Del Gobierno Central**		**1.243.370**
		002	Ejército de Chile		1.243.370
06			**RENTAS DE LA PROPIEDAD**		**216.532**
	01		**Arriendo de Activos No Financieros**		**216.532**
07			**INGRESOS DE OPERACIÓN**		**56.590.684**
	01		**Venta de Bienes**		**310.637**
	02		**Venta de Servicios**		**56.280.047**
08			**OTROS INGRESOS CORRIENTES**		**1.594.700**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.869**
	99		**Otros**		**1.589.831**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**1.545**
	03		**Vehículos**		**1.545**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**8.978.936**
	10		**Ingresos por Percibir**		**8.978.936**
			GASTOS		**68.625.767**
21			**GASTOS EN PERSONAL**	**02, 03**	**35.362.452**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04, 05**	**23.171.582**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**541.768**
	01		**Prestaciones Previsionales**		**541.768**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**	**06**	**2.357.073**
	03		**Vehículos**		**18.540**
	04		**Mobiliario y Otros**		**60.652**
	05		**Máquinas y Equipos**		**2.135.635**
	06		**Equipos Informáticos**		**82.274**
	07		**Programas Informáticos**	**07**	**59.972**
34			**SERVICIO DE LA DEUDA**		**7.192.892**
	07		**Deuda Flotante**		**7.192.892**

GLOSAS :

01 Incluye los ingresos y gastos de las siguientes unidades institucionales:
- Hospital Militar de Santiago.
- Hospital Militar del Norte.
- Central Odontológica del Ejército.
- Centro Clínico Militar “Arica”.
- Centro Clínico Militar “Iquique”.
- Centro Clínico Militar “Concepción”.
- Centro Clínico Militar “Valdivia”.
- Centro Clínico Militar “Coyhaique”.
- Centro Clínico Militar “Punta Arenas”.
- Centro Médico Militar “Cordillera”.
- Centro Médico Militar “Rosa O´Higgins”.
- Centro Médico Militar “Maipú”.
- Centro Médico Militar “Santiago Centro”.

– Centro Médico Militar “San Bernardo”.
– Centro Médico Militar “Rancagua”.
– Centro Odontológico Militar “La Reina”.
– Centro Odontológico Militar “Inés de Suárez”.
– Centro de Rehabilitación Infantil del Ejército.
– Enfermerías Regimentarias y Clínicas Odontológicas Regimentarias.

02 Incluye :
a) Autorización máxima para gastos en viáticos
– En territorio nacional, en miles de $ 59.133
b) Convenios con personas naturales
– Miles de $ 7.162.355

03 Los Organismos de Salud del Ejército deberán mantener publicadas en sus sitios web las respectivas nóminas de profesionales, empleados y administrativos que se desempeñen en dichos establecimientos, señalando el monto de sus remuneraciones, en cumplimiento de la ley Nº 20.285.

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 112.718

05 Las obligaciones devengadas de cada unidad institucional deberán ser pagadas en un plazo que no podrá exceder de 45 días, a contar de la fecha en que la factura es aceptada.

06 Anualmente, el Ejército deberá informar a la Comisión Especial Mixta de Presupuestos sobre los activos no financieros adquiridos, precisando los bienes o servicios contratados, las personas con las cuales se han celebrado contratos y otros actos jurídicos, así como los montos transferidos. Toda adquisición deberá realizarse a través de licitación pública.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL
Organismos de Industria Militar
Organismos de Industria Militar (01)

PARTIDA	:	11
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**4.319.444**
05			**TRANSFERENCIAS CORRIENTES**		**23.601**
	02		**Del Gobierno Central**		**23.601**
		001	Ejército de Chile		23.601
06			**RENTAS DE LA PROPIEDAD**		**223.483**
	01		**Arriendo de Activos No Financieros**		**223.483**
07			**INGRESOS DE OPERACIÓN**		**4.062.060**
	02		**Venta de Servicios**		**4.062.060**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**10.300**
	03		**Vehículos**		**10.300**
			GASTOS		**4.319.444**
21			**GASTOS EN PERSONAL**	02	**2.596.684**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**1.109.021**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**86.718**
	01		**Prestaciones Previsionales**		**86.718**
24			**TRANSFERENCIAS CORRIENTES**		**8.632**
	01		**Al Sector Privado**		**392**
		004	Premios y Otros		392
	07		**A Organismos Internacionales**		**8.240**
		001	Comisión Internacional Permanente de Armas Portátiles de Fuego		8.240
25			**INTEGROS AL FISCO**		**37.256**
	01		**Impuestos**		**37.256**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**481.133**
	03		**Vehículos**		**111.549**
	04		**Mobiliario y Otros**		**4.491**
	05		**Máquinas y Equipos**		**169.430**
	06		**Equipos Informáticos**		**105.743**
	07		**Programas Informáticos**	04	**89.920**

GLOSAS :

01 Incluye los ingresos y gastos de las siguientes unidades institucionales:
- Instituto de Investigación y Control del Ejército.
- Comando de Industria Militar e Ingeniería.

02 Incluye :
a) Autorización máxima para gastos en viáticos
- En territorio nacional, en miles de $ 31.960
- En el exterior, en miles de $ 88.772

b) Convenios con personas naturales
- Miles de $ 79.767

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
- Miles de $ 44.021

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Armada de Chile

Armada de Chile (03)

PARTIDA : 11
CAPÍTULO : 05
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**336.005.943**	**93.548**
05			**TRANSFERENCIAS CORRIENTES**		**896.073**	**5.955**
	02		**Del Gobierno Central**		**896.073**	**5.955**
		005	Ejército de Chile		6.348	
		008	Fuerza Aérea de Chile		3.397	
		010	Programa Antártico - Subsecretaría para las Fuerzas Armadas		619.947	
		015	Fondo para Misiones de Paz-Estado Mayor Conjunto		196.455	5.955
		016	Glaciar Unión-Estado Mayor Conjunto		69.926	
08			**OTROS INGRESOS CORRIENTES**			**8.624**
	99		**Otros**			**8.624**
09			**APORTE FISCAL**		**333.894.062**	**77.770**
	01		**Libre**		**333.894.062**	**77.770**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.169.013**	**1.100**
	07		**Por Anticipos por Cambio de Residencia**		**1.169.013**	**1.100**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**46.795**	**99**
	02		**Del Gobierno Central**		**46.795**	**99**
		001	Fondo para Misiones de Paz-Estado Mayor Conjunto		46.795	99
			GASTOS		**336.005.943**	**93.548**
21			**GASTOS EN PERSONAL**	**01**	**264.682.373**	**23.148**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**63.994.413**	**67.766**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**44.184**	
	01		**Prestaciones Previsionales**		**44.184**	
24			**TRANSFERENCIAS CORRIENTES**		**3.958.407**	
	01		**Al Sector Privado**		**99.505**	
		005	Atenciones Médicas		3.992	
		008	Clubes		95.513	
	02		**Al Gobierno Central**		**50.686**	
		004	Ejército de Chile		34.034	
		007	Estado Mayor Conjunto		16.652	
	03		**A Otras Entidades Públicas**		**3.808.216**	
		243	Bienestar Social		1.425.586	
		244	Administrador Financiero Sistema Salud Armada		2.382.630	
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.655.471**	**1.534**
	03		**Vehículos**		**515.000**	
	04		**Mobiliario y Otros**		**321.065**	**125**
	05		**Máquinas y Equipos**		**225.770**	**1.355**
	06		**Equipos Informáticos**		**433.041**	**25**
	07		**Programas Informáticos**	**04**	**160.595**	**29**
31			**INICIATIVAS DE INVERSIÓN**		**502.082**	
	02		**Proyectos**		**502.082**	
32			**PRÉSTAMOS**		**1.169.013**	**1.100**
	07		**Por Anticipos por Cambio de Residencia**		**1.169.013**	**1.100**

GLOSAS :

01 En moneda extranjera :
Se podrá contratar personal en el extranjero, sin sujeción a las leyes previsionales chilenas.

02 Incluye :
– $ 153.145 miles y US$ 549 miles para gastos reservados, Ley N° 19.863.

03 En el mes de enero del año 2015, se deberá informar a la Dirección de Presupuestos, los presupuestos anuales de la Escuela Naval "Arturo Prat" y Escuela de Grumetes "Alejandro Navarrete Cisternas", los que deberán desagregarse de acuerdo con la apertura de la Ley de Presupuestos. Además, deberán ser informadas las modificaciones que se materialicen durante el año.

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Dirección General del Territorio Marítimo

Dirección General del Territorio Marítimo (01, 05)

PARTIDA	:	11
CAPÍTULO	:	07
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**71.497.953**
07			**INGRESOS DE OPERACIÓN**		**66.576.359**
	02		**Venta de Servicios**		**66.576.359**
08			**OTROS INGRESOS CORRIENTES**		**168.696**
	99		**Otros**		**168.696**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.099.004**
	10		**Ingresos por Percibir**		**1.099.004**
15			**SALDO INICIAL DE CAJA**		**3.653.894**
			GASTOS		**71.497.953**
21			**GASTOS EN PERSONAL**	02	**15.748.789**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**36.175.905**
24			**TRANSFERENCIAS CORRIENTES**		**679.986**
	02		**Al Gobierno Central**		**679.986**
		001	Servicio Hidrográfico y Oceanográfico de la Armada		679.986
25			**INTEGROS AL FISCO**		**66.140**
	01		**Impuestos**		**66.140**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.094.445**
	03		**Vehículos**		**523.054**
	05		**Máquinas y Equipos**		**323.175**
	07		**Programas Informáticos**	04	**248.216**
31			**INICIATIVAS DE INVERSIÓN**		**6.647.922**
	02		**Proyectos**		**6.647.922**
35			**SALDO FINAL DE CAJA**		**11.084.766**

GLOSAS :

01 La Dirección General del Territorio Marítimo podrá desarrollar programas de Capacitación y Perfeccionamiento en seguridad en el mar, destinados a los pescadores artesanales y buzos mariscadores.

02 Incluye :

a) Dotación máxima de personal a contrata — 1.165

b) Autorización máxima para gastos en viáticos

– En territorio nacional, en miles de $ — 640.546

– En el exterior, en miles de $ — 270.113

c) Convenios con personas naturales

– Miles de $ — 393.555

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ — 85.878

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

05 Deberá informarse trimestralmente a la Comisión Especial Mixta de Presupuestos, a las Comisiones de Intereses Marítimos, Pesca y Acuicultura y de Medio Ambiente y Bienes Nacionales del Senado, y a las Comisiones de Pesca, Acuicultura e Intereses Marítimos y de Medio Ambiente y Recursos Naturales de la Cámara de Diputados acerca de la efectiva vigilancia marítima y aérea de la pesca ilegal por parte de naves y embarcaciones extranjeras en la zona marítima aledaña a la Provincia de Isla de Pascua y sobre el monto de los recursos destinados a dicho objeto.

MINISTERIO DE DEFENSA NACIONAL
Dirección de Sanidad
Dirección de Sanidad (01)

PARTIDA : 11
CAPÍTULO : 08
PROGRAMA : 01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		67.174.834
06		RENTAS DE LA PROPIEDAD		5.253
	03	Intereses		5.253
07		INGRESOS DE OPERACIÓN		58.860.373
	01	Venta de Bienes		4.828.262
	02	Venta de Servicios		54.032.111
08		OTROS INGRESOS CORRIENTES		346.201
	99	Otros		346.201
12		RECUPERACIÓN DE PRÉSTAMOS		7.099.922
	10	Ingresos por Percibir		7.099.922
15		SALDO INICIAL DE CAJA		863.085
		GASTOS		67.174.834
21		GASTOS EN PERSONAL	02,03	24.426.651
22		BIENES Y SERVICIOS DE CONSUMO	04,05	36.875.059
23		PRESTACIONES DE SEGURIDAD SOCIAL		278.708
	01	Prestaciones Previsionales		278.708
25		INTEGROS AL FISCO		433.590
	01	Impuestos		433.590
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	06	2.623.326
	04	Mobiliario y Otros		151.287
	05	Máquinas y Equipos		2.194.303
	06	Equipos Informáticos		196.137
	07	Programas Informáticos	07	81.599
34		SERVICIO DE LA DEUDA		2.537.500
	07	Deuda Flotante		2.537.500

GLOSAS :

01 Incluye los ingresos y gastos de las siguientes unidades institucionales:
- Hospital Naval de Viña del Mar.
- Hospital Naval de Talcahuano.
- Hospital de las Fuerzas Armadas (Punta Arenas).
- Hospital Naval de Puerto Williams.
- Central Odontológica de 1ra. Zona Naval.
- Central Odontológica de Talcahuano.
- Central Odontológica de Punta Arenas.
- Policlínico Naval de Iquique.
- Policlínico Naval de Santiago.
- Policlínico Naval de Puerto Montt.
- Servicio de Medicina Preventiva de Iquique.
- Servicio de Medicina Preventiva de Valparaíso.
- Servicio de Medicina Preventiva de Talcahuano.
- Servicio de Medicina Preventiva de Punta Arenas.
- Servicio de Medicina Preventiva de Santiago.

02 Incluye :

a) Autorización máxima para gastos en viáticos

– En territorio nacional, en miles de $ 89.857

b) Convenios con personas naturales

– Miles de $ 1.419.469

03 La Dirección de Sanidad de la Armada deberá mantener publicadas en sus sitios web, la respectiva nómina de profesionales, empleados y administrativos que se desempeñen en dichos establecimientos, señalando el monto de sus remuneraciones, en cumplimiento de la ley Nº 20.285.

04 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ 200.263

05 Las obligaciones devengadas de cada unidad institucional deberán ser pagadas en un plazo que no podrá exceder de 45 días, a contar de la fecha en que la factura es aceptada.

06 Anualmente, la Armada deberá informar a la Comisión Especial Mixta de Presupuestos sobre los activos no financieros adquiridos, precisando los bienes o servicios contratados, las personas con las cuales se han celebrado contratos y otros actos jurídicos, así como los montos transferidos. Toda adquisición deberá realizarse a través de licitación pública.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Fuerza Aérea de Chile

Fuerza Aérea de Chile (03)

PARTIDA	:	11
CAPÍTULO	:	09
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**192.557.150**	**94.049**
05			**TRANSFERENCIAS CORRIENTES**		**2.162.639**	**4.874**
	02		**Del Gobierno Central**		**2.162.639**	**4.874**
		002	Dirección General de Aeronáutica Civil		129.974	
		009	Programa Antártico - Subsecretaría para las Fuerzas Armadas		619.947	
		012	Fondo para Misiones de Paz-Estado Mayor Conjunto		137.397	4.874
		017	Glaciar Unión-Estado Mayor Conjunto		1.275.321	
07			**INGRESOS DE OPERACIÓN**		**2.907.784**	
	02		**Venta de Servicios**		**2.907.784**	
08			**OTROS INGRESOS CORRIENTES**		**819.113**	
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**87.177**	
	99		**Otros**		**731.936**	
09			**APORTE FISCAL**		**187.537.193**	**86.121**
	01		**Libre**		**187.537.193**	**86.121**
11			**VENTA DE ACTIVOS FINANCIEROS**		**-1.332.630**	**2.278**
	03		**Operaciones de Cambio**		**-1.332.630**	**2.278**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**448.631**	**750**
	07		**Por Anticipos por Cambio de Residencia**		**448.631**	**750**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**14.420**	**26**
	02		**Del Gobierno Central**		**14.420**	**26**
		006	Fondo para Misiones de Paz-Estado Mayor Conjunto		14.420	26
			GASTOS		**192.557.150**	**94.049**
21			**GASTOS EN PERSONAL**	**01**	**158.618.629**	**13.335**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**26.075.431**	**77.424**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**			**6**
	01		**Prestaciones Previsionales**			**6**
24			**TRANSFERENCIAS CORRIENTES**		**3.849.651**	
	01		**Al Sector Privado**		**1.319.913**	
		004	Premios y Otros		74.790	
		008	Medicina Preventiva		664.879	
		009	Medicina Curativa		550.489	
		014	Fondo Asistencia Médica Familiares		2.675	
		021	Becas		27.080	
	02		**Al Gobierno Central**		**1.525.680**	
		002	Servicio Aerofotogramétrico de la FACH		318.270	
		004	Organismos de Salud de la FACH		1.050.757	
		008	Armada de Chile		3.397	
		009	Estado Mayor Conjunto		110.365	
		010	Subsecretaría para las Fuerzas Armadas		36.438	
		011	Subsecretaría de Defensa		6.453	
	03		**A Otras Entidades Públicas**		**1.004.058**	
		243	Bienestar Social		1.004.058	
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**3.564.808**	**2.534**
	03		**Vehículos**		**864.067**	**1.786**
	04		**Mobiliario y Otros**		**214.976**	**46**
	05		**Máquinas y Equipos**		**435.821**	**45**

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
29	06	**Equipos Informáticos**		311.570	197
	07	**Programas Informáticos**	04	439.285	434
	99	**Otros Activos no Financieros**		1.299.089	26
32		**PRÉSTAMOS**		448.631	750
	07	**Por Anticipos por Cambio de Residencia**		448.631	750

GLOSAS :

01 En moneda extranjera:
Se podrá contratar personal en el extranjero, sin sujeción a las leyes previsionales chilenas.

02 Incluye :
– $ 213.678 miles y US$ 800 miles para gastos reservados, Ley Nº 19.863.

03 En el mes de enero del año 2015, se deberá informar a la Dirección de Presupuestos, los presupuestos anuales de la Escuela de Aviación "Capitán Manuel Ávalos Prado" y la Escuela de Especialidades "Sargento 1° Adolfo Menadier Rojas", los que deberán desagregarse de acuerdo con la apertura de la Ley de Presupuestos. Además, deberán ser informadas las modificaciones que se materialicen durante el año.

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Organismos de Salud de la FACH

Organismos de Salud de la FACH (01)

PARTIDA	:	11
CAPÍTULO	:	11
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		29.431.246
05			TRANSFERENCIAS CORRIENTES		1.050.757
	02		Del Gobierno Central		1.050.757
		002	Fuerza Aérea de Chile		1.050.757
06			RENTAS DE LA PROPIEDAD		32.445
	03		Intereses		32.445
07			INGRESOS DE OPERACIÓN		25.134.312
	02		Venta de Servicios		25.134.312
08			OTROS INGRESOS CORRIENTES		1.038.061
	99		Otros		1.038.061
12			RECUPERACIÓN DE PRÉSTAMOS		2.175.671
	10		Ingresos por Percibir		2.175.671
			GASTOS		29.431.246
21			GASTOS EN PERSONAL	02, 03	12.486.354
22			BIENES Y SERVICIOS DE CONSUMO	04, 05	15.332.676
23			PRESTACIONES DE SEGURIDAD SOCIAL		122.486
	01		Prestaciones Previsionales		122.486
25			INTEGROS AL FISCO		27.307
	01		Impuestos		27.307
26			OTROS GASTOS CORRIENTES		27.614
	01		Devoluciones		27.614
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	06	512.426
	04		Mobiliario y Otros		48.952
	05		Máquinas y Equipos		362.943
	06		Equipos Informáticos		70.279
	07		Programas Informáticos	07	23.042
	99		Otros Activos no Financieros		7.210
34			SERVICIO DE LA DEUDA		922.383
	07		Deuda Flotante		922.383

GLOSAS :

01 Incluye los ingresos y gastos de las siguientes unidades institucionales:
- Hospital FACH.
- Central Odontológica de la FACH.
- Centro de Medicina Aeroespacial de la FACH.
- Red de Consultorios.

02 Incluye :
a) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ 24.476
b) Convenios con personas naturales
   – Miles de $ 1.181.878

03 Los Organismos de Salud de la FACH deberán mantener publicadas en sus sitios web las respectivas nóminas de profesionales, empleados y administrativos que se desempeñen en dichos establecimientos, señalando el monto de sus remuneraciones, en cumplimiento de la ley N° 20.285.

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 54.464

05 Las obligaciones devengadas de cada unidad institucional deberán ser pagadas en un plazo que no podrá exceder de 45 días, a contar de la fecha en que la factura es aceptada.

06 Anualmente, la Fuerza Aérea deberá informar a la Comisión Especial Mixta de Presupuestos sobre los activos no financieros adquiridos, precisando los bienes o servicios contratados, las personas con las cuales se han celebrado contratos y otros actos jurídicos, así como los montos transferidos. Toda adquisición deberá realizarse a través de licitación pública.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL
Dirección General de Movilización Nacional
Dirección General de Movilización Nacional (01)

PARTIDA : 11
CAPÍTULO : 18
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**5.833.992**
05			**TRANSFERENCIAS CORRIENTES**		**43.595**
	02		**Del Gobierno Central**		**43.595**
		002	Ejército de Chile		43.595
06			**RENTAS DE LA PROPIEDAD**		**6.653**
	99		**Otras Rentas de la Propiedad**		**6.653**
07			**INGRESOS DE OPERACIÓN**		**4.331.179**
	02		**Venta de Servicios**		**4.331.179**
08			**OTROS INGRESOS CORRIENTES**		**8.733**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**6.673**
	99		**Otros**		**2.060**
09			**APORTE FISCAL**		**1.377.972**
	01		**Libre**		**1.377.972**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**4.120**
	03		**Vehículos**		**4.120**
15			**SALDO INICIAL DE CAJA**		**61.740**
			GASTOS		**5.833.992**
21			**GASTOS EN PERSONAL**	**02**	**1.275.667**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.267.392**
24			**TRANSFERENCIAS CORRIENTES**		**3.076.995**
	01		**Al Sector Privado**		**1.025.324**
		333	Programa de Incentivos Servicio Militar	04	1.025.324
	02		**Al Gobierno Central**		**2.026.442**
		001	Ejército de Chile		60.705
		003	Carabineros de Chile		1.965.737
	03		**A Otras Entidades Públicas**		**25.229**
		243	Bienestar Social		25.229
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**174.972**
	03		**Vehículos**		**12.927**
	04		**Mobiliario y Otros**		**11.132**
	05		**Máquinas y Equipos**		**31.930**
	06		**Equipos Informáticos**		**90.205**
	07		**Programas Informáticos**	**05**	**28.778**
35			**SALDO FINAL DE CAJA**		**38.966**

GLOSAS :

01 Dotación máxima de vehículos 17

02 Incluye :

a) Dotación máxima de personal a contrata 90

b) Autorización máxima para gastos en viáticos

– En territorio nacional, en miles de $ 61.795

– En el exterior, en miles de $ 50.358

c) Convenios con personas naturales

– Miles de $ 13.627

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ 14.926

04 Incluye :
- $ 441.664 miles para transporte de soldados conscriptos en zonas extremas.
- $ 583.660 miles destinados a campañas de incentivo del Servicio Militar.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Instituto Geográfico Militar

Instituto Geográfico Militar

PARTIDA : 11
CAPÍTULO : 19
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**3.990.314**
05			**TRANSFERENCIAS CORRIENTES**		**24.472**
	02		**Del Gobierno Central**		**24.472**
		003	Ejército de Chile		24.472
07			**INGRESOS DE OPERACIÓN**		**2.188.960**
	01		**Venta de Bienes**		**2.188.960**
08			**OTROS INGRESOS CORRIENTES**		**12.344**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**5.611**
	99		**Otros**		**6.733**
09			**APORTE FISCAL**		**1.737.158**
	01		**Libre**		**1.737.158**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**4.489**
	05		**Máquinas y Equipos**		**4.489**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**22.891**
	10		**Ingresos por Percibir**		**22.891**
			GASTOS		**3.990.314**
21			**GASTOS EN PERSONAL**	**01**	**2.258.435**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**1.333.168**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**13.028**
	01		**Prestaciones Previsionales**		**13.028**
25			**INTEGROS AL FISCO**		**10.300**
	01		**Impuestos**		**10.300**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**375.383**
	04		**Mobiliario y Otros**		**5.150**
	05		**Máquinas y Equipos**		**199.254**
	06		**Equipos Informáticos**		**19.878**
	07		**Programas Informáticos**	**03**	**151.101**

GLOSAS :

01 Incluye :
- a) Dotación máxima de personal — 190
- b) Autorización máxima para gastos en viáticos
  - – En territorio nacional, en miles de $ — 36.474
  - – En el exterior, en miles de $ — 33.951
- c) Convenios con personas naturales
  - – Miles de $ — 68.135

02 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 25.586

03 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Servicio Hidrográfico y Oceanográfico de la Armada de Chile

Servicio Hidrográfico y Oceanográfico de la Armada de Chile

PARTIDA	:	11
CAPÍTULO	:	20
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**4.554.567**
05			**TRANSFERENCIAS CORRIENTES**		**679.986**
	02		**Del Gobierno Central**		**679.986**
		002	Dirección General del Territorio Marítimo		679.986
07			**INGRESOS DE OPERACIÓN**		**401.481**
	01		**Venta de Bienes**		**294.330**
	02		**Venta de Servicios**		**107.151**
08			**OTROS INGRESOS CORRIENTES**		**68.112**
	99		**Otros**		**68.112**
09			**APORTE FISCAL**		**3.389.303**
	01		**Libre**		**3.389.303**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**2.981**
	05		**Máquinas y Equipos**		**2.981**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**12.704**
	10		**Ingresos por Percibir**		**12.704**
			GASTOS		**4.554.567**
21			**GASTOS EN PERSONAL**	**01**	**2.258.664**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**1.691.521**
24			**TRANSFERENCIAS CORRIENTES**		**2.221**
	01		**Al Sector Privado**		**2.221**
		007	Bienestar Social		2.221
25			**INTEGROS AL FISCO**		**9.623**
	01		**Impuestos**		**9.623**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**592.538**
	03		**Vehículos**		**25.019**
	04		**Mobiliario y Otros**		**41.734**
	05		**Máquinas y Equipos**		**178.473**
	06		**Equipos Informáticos**		**133.179**
	07		**Programas Informáticos**	**03**	**214.133**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 133

b) Autorización máxima para gastos en viáticos

– En territorio nacional, en miles de $ — 107.725

– En el exterior, en miles de $ — 46.475

c) Convenios con personas naturales

– Miles de $ — 97.459

02 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ — 47.831

03 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL
Dirección General de Aeronáutica Civil
Dirección General de Aeronáutica Civil (01)

PARTIDA	:	11
CAPÍTULO	:	21
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**175.425.554**
06			**RENTAS DE LA PROPIEDAD**		**9.842.596**
	01		**Arriendo de Activos No Financieros**		**7.460.362**
	03		**Intereses**		**2.382.234**
07			**INGRESOS DE OPERACIÓN**		**153.945.909**
	02		**Venta de Servicios**		**153.945.909**
08			**OTROS INGRESOS CORRIENTES**		**11.551.209**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.071.142**
	04		**Fondos de Terceros**		**444.071**
	99		**Otros**		**10.035.996**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**32.445**
	03		**Vehículos**		**31.415**
	04		**Mobiliario y Otros**		**1.030**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**53.395**
	07		**Por Anticipos por Cambio de Residencia**		**53.395**
			GASTOS		**175.425.554**
21			**GASTOS EN PERSONAL**	02	**80.212.862**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**24.394.183**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**187.287**
	01		**Prestaciones Previsionales**		**187.287**
24			**TRANSFERENCIAS CORRIENTES**	04	**1.287.377**
	01		**Al Sector Privado**		**1.030.777**
		004	Premios y Otros		8.598
		007	Bienestar Social		942.922
		352	Clubes Aéreos		79.257
	02		**Al Gobierno Central**		**129.974**
		001	Fuerza Aérea de Chile		129.974
	07		**A Organismos Internacionales**		**126.626**
		001	Organismos Internacionales		126.626
25			**INTEGROS AL FISCO**		**1.653.561**
	01		**Impuestos**		**1.653.561**
26			**OTROS GASTOS CORRIENTES**		**526.067**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**78.325**
	04		**Aplicación Fondos de Terceros**		**447.742**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**	05	**10.806.963**
	03		**Vehículos**		**197.760**
	04		**Mobiliario y Otros**		**90.608**
	05		**Máquinas y Equipos**		**8.467.974**
	06		**Equipos Informáticos**		**887.341**
	07		**Programas Informáticos**	06	**1.163.280**
31			**INICIATIVAS DE INVERSIÓN**		**1.741.709**
	02		**Proyectos**		**1.741.709**
32			**PRÉSTAMOS**		**70.859**
	07		**Por Anticipos por Cambio de Residencia**		**70.859**
33			**TRANSFERENCIAS DE CAPITAL**		**30.161.330**
	01		**Al Sector Privado**		**30.161.330**
		002	Pagos a concesionarios aeroportuarios		30.161.330
35			**SALDO FINAL DE CAJA**		**24.383.356**

GLOSAS :

01	Dotación máxima de vehículos	310
02	Incluye :	
	a) Dotación máxima de personal	3.789
	No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación. El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo que se le asigne o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberá precisarse las referidas funciones. Con todo, dicho personal no podrá exceder de 45 funcionarios.	
	b) Horas extraordinarias año	
	– Miles de $	3.906.858
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional, en miles de $	988.893
	– En el exterior, en miles de $	1.089.299
	d) Convenios con personas naturales	
	– Miles de $	204.404
03	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	314.024
04	La Dirección General de Aeronáutica Civil deberá informar anualmente a la Comisión Especial Mixta de Presupuestos sobre las personas beneficiadas con estas transferencias, sus montos, fines y los objetivos alcanzados.	
05	Durante el año 2015 la Dirección General de Aeronáutica Civil podrá realizar todos los actos administrativos que resulten necesarios para desarrollar proyectos orientados al desarrollo de la actividad aeronáutica del país, los que en su conjunto podrán comprometer hasta un total de $ 8.998.455 miles, por sobre el gasto autorizado en este subtítulo, con cargo a presupuestos futuros.	
06	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	

MINISTERIO DE DEFENSA NACIONAL

Servicio Aerofotogramétrico de la FACH

Servicio Aerofotogramétrico de la FACH

PARTIDA	:	11
CAPÍTULO	:	22
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**2.438.137**
05			**TRANSFERENCIAS CORRIENTES**		**318.270**
	02		**Del Gobierno Central**		**318.270**
		002	Fuerza Aérea de Chile		318.270
07			**INGRESOS DE OPERACIÓN**		**679.800**
	01		**Venta de Bienes**		**679.800**
08			**OTROS INGRESOS CORRIENTES**		**3.399**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**3.090**
	99		**Otros**		**309**
09			**APORTE FISCAL**		**1.305.980**
	01		**Libre**		**1.305.980**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**110.088**
	10		**Ingresos por Percibir**		**110.088**
15			**SALDO INICIAL DE CAJA**		**20.600**
			GASTOS		**2.438.137**
21			**GASTOS EN PERSONAL**	**01**	**871.598**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02**	**1.388.549**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**3.090**
	01		**Prestaciones Previsionales**		**3.090**
24			**TRANSFERENCIAS CORRIENTES**		**12.370**
	01		**Al Sector Privado**		**12.370**
		007	Bienestar Social		12.370
25			**INTEGROS AL FISCO**		**5.150**
	01		**Impuestos**		**5.150**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**157.380**
	06		**Equipos Informáticos**		**50.636**
	07		**Programas Informáticos**	**03**	**106.744**

GLOSAS :

01 Incluye :
- a) Dotación máxima de personal — 52
- b) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 36.771
  - – En el exterior en Miles de $ — 16.373
- c) Convenios con personas naturales
  - – Miles de $ — 100.646

02 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 25.269

03 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Subsecretaría para las Fuerzas Armadas

Subsecretaría para las Fuerzas Armadas (01, 02)

PARTIDA : 11
CAPÍTULO : 23
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**12.132.350**
05			**TRANSFERENCIAS CORRIENTES**		**54.310**
	02		**Del Gobierno Central**		**54.310**
		005	Ejército de Chile		17.872
		010	Fuerza Aérea de Chile		36.438
08			**OTROS INGRESOS CORRIENTES**		**7.268**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**7.184**
	99		**Otros**		**84**
09			**APORTE FISCAL**		**12.070.772**
	01		**Libre**		**12.070.772**
			GASTOS		**12.132.350**
21			**GASTOS EN PERSONAL**	**03**	**6.831.089**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**2.262.226**
24			**TRANSFERENCIAS CORRIENTES**		**2.562.455**
	01		**Al Sector Privado**		**2.978**
		004	Premios y Otros		2.978
	02		**Al Gobierno Central**		**2.279.803**
		003	Ejército de Chile	05	419.962
		048	Programa Antártico - Ejército de Chile		619.947
		049	Programa Antártico - Armada de Chile		619.947
		050	Programa Antártico - Fuerza Aérea de Chile		619.947
	03		**A Otras Entidades Públicas**		**279.674**
		037	Defensa Civil	06	271.783
		038	Corte Marcial	07	7.891
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**476.580**
	04		**Mobiliario y Otros**		**66.017**
	05		**Máquinas y Equipos**		**10.609**
	06		**Equipos Informáticos**		**173.657**
	07		**Programas Informáticos**	**08**	**226.297**

GLOSAS :

01 La administración y ejecución de este programa se efectuará en forma directa por el Subsecretario para las Fuerzas Armadas, quien podrá contratar personal asimilado a grado o a honorarios a suma alzada, de acuerdo a las necesidades del servicio.

02 Dotación máxima de vehículos — 3

03 Incluye :

a) Dotación máxima de personal — 323
No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 21.630

c) Autorización máxima para gastos en viáticos
– En territorio nacional, en miles de $ — 54.828
– En el exterior, en miles de $ — 67.760

d) Convenios con personas naturales
– Miles de $ — 1.067.119

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas	10
– Miles de $	279.012

04 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $	56.173

b) $ 150.646 miles para gastos reservados, Ley Nº 19.863.

05 Recursos para el financiamiento de todos los gastos asociados al programa Traslado de Familiares de Soldados Conscriptos que realizan su Servicio Militar en zonas extremas.

06 Con cargo a estos recursos se podrán pagar los gastos de operación que requiera la ejecución del organismo, incluidos los de personal.

07 Con cargo a estos recursos se podrán pagar los gastos de operación que requiera la ejecución del organismo.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DEFENSA NACIONAL

Subsecretaría de Defensa

Subsecretaría de Defensa (01, 02)

PARTIDA	:	11
CAPÍTULO	:	24
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**3.809.928**
05			**TRANSFERENCIAS CORRIENTES**		**15.158**
	02		**Del Gobierno Central**		**15.158**
		003	Ejército de Chile		8.705
		004	Fuerza Aérea de Chile		6.453
08			**OTROS INGRESOS CORRIENTES**		**4.303**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.303**
09			**APORTE FISCAL**		**3.790.467**
	01		**Libre**		**3.790.467**
			GASTOS		**3.809.928**
21			**GASTOS EN PERSONAL**	**03**	**2.285.094**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**610.866**
24			**TRANSFERENCIAS CORRIENTES**		**890.515**
	01		**Al Sector Privado**		**107.775**
		001	Becas		107.775
	03		**A Otras Entidades Públicas**		**708.820**
		001	Academia Nacional de Estudios Políticos y Estratégicos	05	708.820
	07		**A Organismos Internacionales**		**73.920**
		002	UNASUR		73.920
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**23.453**
	03		**Vehículos**		**15.450**
	06		**Equipos Informáticos**		**3.634**
	07		**Programas Informáticos**		**4.369**

GLOSAS :

01 La administración y ejecución de este programa se efectuará en forma directa por el Subsecretario de Defensa, quien podrá contratar personal asimilado a grado o a honorarios a suma alzada, de acuerdo a las necesidades del servicio.

02 Dotación máxima de vehículos — 3

03 Incluye :

a) Dotación máxima de personal — 75
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.
Incluye un cargo a contrata para ejercer funciones directivas.

b) Autorización máxima para gastos en viáticos
– En territorio nacional, en miles de $ — 12.187
– En el exterior, en miles de $ — 56.240

c) Convenios con personas naturales
– Miles de $ — 259.560

d) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 6
– Miles de $ — 102.230

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 22.026

05 Con cargo a estos recursos se podrán pagar los gastos de operación que requiera la ejecución del organismo, incluidos los de personal.

MINISTERIO DE DEFENSA NACIONAL

Estado Mayor Conjunto

Estado Mayor Conjunto (01)

PARTIDA	:	11
CAPÍTULO	:	25
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $	Moneda Extranjera Convertida a Dólares Miles de US$
			INGRESOS		**8.933.316**	**29.655**
05			**TRANSFERENCIAS CORRIENTES**		**230.418**	
	02		**Del Gobierno Central**		**230.418**	
		002	Armada de Chile		16.652	
		003	Fuerza Aérea de Chile		110.365	
		005	Ejército de Chile		103.401	
09			**APORTE FISCAL**		**8.702.898**	**29.655**
	01		**Libre**		**8.702.898**	**29.655**
			GASTOS		**8.933.316**	**29.655**
21			**GASTOS EN PERSONAL**	**02**	**585.394**	**512**
22			**BIENES Y SERVICIOS DE CONSUMO**		**632.359**	**444**
24			**TRANSFERENCIAS CORRIENTES**		**7.563.885**	**28.574**
	02		**Al Gobierno Central**		**2.578.146**	**20.432**
		005	Fondo para Misiones de Paz-Ejército de Chile	03	788.641	9.603
		006	Fondo para Misiones de Paz-Armada de Chile	03	196.455	5.955
		007	Fondo para Misiones de Paz-Fuerza Aérea de Chile	03	137.397	4.874
		008	Glaciar Unión-Ejército de Chile		110.406	
		009	Glaciar Unión-Armada de Chile		69.926	
		010	Glaciar Unión-Fuerza Aérea de Chile		1.275.321	
	03		**A Otras Entidades Públicas**		**4.985.739**	**8.140**
		037	Comando Conjunto Austral	04	239.391	
		041	Fondo para Misiones de Paz	03	1.636.420	7.043
		044	Centro Nacional de Desminado	05	2.865.189	500
		045	Comando Conjunto Norte	04	238.019	
		046	Programa de Cooperación Internacional en Centroamérica	06	6.720	597
	07		**A Organismos Internacionales**			**2**
		001	OTAN			2
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**76.043**	
	04		**Mobiliario y Otros**		**19.740**	
	05		**Máquinas y Equipos**		**17.214**	
	06		**Equipos Informáticos**		**23.639**	
	07		**Programas Informáticos**		**15.450**	
33			**TRANSFERENCIAS DE CAPITAL**		**75.635**	**125**
	02		**Al Gobierno Central**	**03**	**75.635**	**125**
		002	Fondo para Misiones de Paz-Ejército de Chile		14.420	
		003	Fondo para Misiones de Paz-Armada de Chile		46.795	99
		004	Fondo para Misiones de Paz-Fuerza Aérea de Chile		14.420	26

GLOSAS :

01 La administración y ejecución de este programa se efectuará en forma directa por el Jefe del Estado Mayor Conjunto de la Defensa Nacional, quien podrá contratar personal asimilado a grado o a honorarios a suma alzada, de acuerdo a las necesidades del servicio.

02 Incluye :

a) Autorización máxima para gastos en viáticos

– En territorio nacional, en miles de $ 73.661

– En el exterior, en miles de US$ 512

b) Convenios con personas naturales

– Miles de $ 511.733

03 Estos recursos corresponden al financiamiento de los costos que demanden la preparación y participación de fuerzas chilenas en operaciones de carácter internacional; incluidos los costos de operación y de personal que requiera la ejecución del programa.

La administración de este Fondo, procedimiento de asignación de los recursos y demás normas de funcionamiento serán los establecidos en el Decreto Supremo N° 40, de 18 de mayo de 2001, del Ministerio de Defensa Nacional, suscrito además por los Ministros de Relaciones Exteriores y de Hacienda.

Asimismo, el Estado Mayor Conjunto, deberá remitir en forma trimestral a la Dirección de Presupuestos el saldo de la cuenta en que se depositan los reembolsos por la participación de tropas chilenas en operaciones de paz.

04 Con cargo a estos recursos se podrán pagar los gastos de operación que requiera la ejecución del organismo, incluidos los de personal.

05 Con cargo a estos recursos se podrán pagar los gastos de operación que requiera la ejecución del organismo, incluidos los de personal. La contratación de personal civil y de personal de las Fuerzas Armadas y de Orden y Seguridad en situación de retiro, será informada semestralmente a la Comisión Especial Mixta de Presupuestos, con indicación de los antecedentes profesionales de los contratados, honorarios o remuneraciones pagadas y de toda clase de asignaciones que recibieran, como asimismo, la justificación de su contratación y un informe de las labores desarrolladas.

Semestralmente, la Comisión Nacional de Desminado informará a las Comisiones de Defensa Nacional, de Relaciones Exteriores, Asuntos Interparlamentarios e Integración Latinoamericana, de Salud, de Hacienda y de Derechos Humanos, Nacionalidad y Ciudadanía de la Honorable Cámara de Diputados, y a la Comisión Especial Mixta de Presupuestos, la nómina de civiles beneficiados con prestaciones pecuniarias o con avaluación pecuniaria en su condición de víctimas de minas antipersonal y municiones militares sin estallar y/o abandonadas, como asimismo, el presupuesto ejecutado para tal efecto, en cumplimiento del Plan o Programa Nacional de Desminado Humanitario del año 2015, de conformidad a lo dispuesto en el decreto supremo N° 2.200, de Guerra (R), de 2002.

Semestralmente la Comisión Nacional de Desminado informará a las Comisiones de Defensa Nacional, de Relaciones Exteriores, Asuntos Interparlamentarios e Integración Latinoamericana, de Salud, de Hacienda y de Derechos Humanos, Nacionalidad y Ciudadanía de la Honorable Cámara de Diputados, y a la Comisión Especial Mixta de Presupuestos, acerca del estado de cumplimiento y avance en desminado humanitario, certificación de procesos y programas de educación sobre riesgos de minas y municiones, indicando la nómina de programas ejecutados, la fecha de ejecución y el lugar de los mismos, y los recursos destinados para tal efecto, en cumplimiento del Plan o Programa Nacional de Desminado Humanitario del año 2015, de conformidad a lo dispuesto en el decreto supremo N° 2.200, de Guerra (R), de 2002.

Semestralmente la Comisión Nacional de Desminado informará a las Comisiones de Defensa Nacional, de Relaciones Exteriores, Asuntos Interparlamentarios e Integración Latinoamericana, de Salud, de Hacienda y de Derechos Humanos, Nacionalidad y Ciudadanía de la Honorable Cámara de Diputados, y a la Comisión Especial Mixta de Presupuestos, sobre los programas que tengan como objetivo la integración de la sociedad civil en el proceso de desminado humanitario, en cumplimiento del Plan o Programa Nacional de Desminado Humanitario del año 2015, de conformidad a lo dispuesto en el decreto supremo N° 2.200, de Guerra (R), de 2002.

06 Estos recursos corresponden al financiamiento de los costos que demande la participación de las fuerzas chilenas en programas de cooperación en Centroamérica, incluidos los costos de operación y de personal que requiera la ejecución del programa.


SEC MAIL
PROCESSING
RECEIVED
MAY 0 5 2015
WASH, D.C.
201
SECTION

Chile – 2015 National Budget

Volume 2 of 2

LEY DE PRESUPUESTOS
PARA EL AÑO 2015

PARTIDA 12

MINISTERIO DE OBRAS PÚBLICAS

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Obras Públicas
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	2.153.238.730
06	Rentas de la Propiedad	184.253
07	Ingresos de Operación	28.311.799
08	Otros Ingresos Corrientes	8.346.107
09	Aporte Fiscal	1.825.557.990
10	Venta de Activos No Financieros	324.812
12	Recuperación de Préstamos	10.000
13	Transferencias para Gastos de Capital	290.288.769
15	Saldo Inicial de Caja	215.000
	GASTOS	2.153.238.730
21	Gastos en Personal	172.523.679
22	Bienes y Servicios de Consumo	22.122.442
23	Prestaciones de Seguridad Social	870.311
24	Transferencias Corrientes	940.533
25	Integros al Fisco	11.845
29	Adquisición de Activos No Financieros	7.859.842
31	Iniciativas de Inversión	1.538.110.588
32	Préstamos	-3.077.712
33	Transferencias de Capital	413.118.866
34	Servicio de la Deuda	543.336
35	Saldo Final de Caja	215.000

GLOSAS :

01 (Común a los capítulos 01, 02, 04, y 05 del Ministerio) :
Se podrán contratar personas a honorarios, las que tendrán la calidad de Agentes Públicos, destinadas a desarrollar labores técnicas directamente relacionadas con la Infraestructura Pública que atiende este Ministerio. Las contrataciones respectivas se efectuarán mediante decreto fundado, las que no podrán exceder de 192 personas, para el conjunto de los referidos capítulos.

02 (Común a los capítulos 01, 02, 04, 05 y 07 del Ministerio) :
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en sus dotaciones.

03 Comprende los recursos destinados a gastos de Inversión derivados de contratos para la ejecución de estudios de preinversión, diseños de Ingeniería, construcción, conservación, reparación, mejoramiento y reposición de obras públicas en el área de competencia de los Servicios dependientes de este Ministerio.
Asimismo, no podrán ejecutarse ni establecerse para la licitación de los estudios, proyectos u obras que deban imputarse al referido Subtítulo, con las referidas excepciones, los gastos inherentes a la administración de estos, o de servicios y gastos de operación que son propios del funcionamiento de las Entidades señaladas. Solo se exceptúan aquellos gastos originados en obras ejecutadas por el sistema de administración directa, en cuyo caso quedarán sujetos a su determinación previa según lo dispuesto en el artículo 19 bis del Decreto Ley N° 1.263, de 1975. Con todo, no se podrán imputar los gastos antes

señalados, a los ítems de Inversión Financiera o de Transferencias de Capital. En las asignaciones para fines de Conservación y/o Administración Directa, no podrán imputarse a estos proyectos gastos por concepto de ampliaciones, construcciones y mejoramientos.

04 (Común a los capítulos 01, 02 y 04 del Ministerio):
Los contratos deberán realizarse preferentemente por los contratistas inscritos en los registros según las características y montos, evitando agrupar obras que suban la exigencia de categoría.

05 (Común a los capítulos 01, 02, 04, 05 y 07 del Ministerio):
Se deberá informar trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos y a la Comisión Especial Mixta de Presupuestos el estado de avance de cada uno de los estudios y proyectos de inversión. Tratándose de proyectos en Concesión, se enviarán a la Comisión Especial Mixta de Presupuestos tanto los contratos adjudicados como los en ejecución.
Respecto de los estudios e investigaciones del Subtítulo 22, tanto proyectadas, adjudicadas o declaradas desiertas y contratos suscritos, se informará semestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes del término de cada semestre. Los estudios e investigaciones que se realicen deberán estar disponibles en el sitio web del Ministerio de Obras Públicas y enviarse electrónicamente a la Comisión Especial Mixta de Presupuestos.

06 (Común a los capítulos 01, 02, 04 y 05 del Ministerio):
Se deberá informar anualmente a la Comisión Especial Mixta de Presupuestos cualquier aporte realizado a obras públicas complementarias a inversiones y proyectos inmobiliarios ejecutados por privados o que persigan la mitigación de sus impactos viales, urbanísticos o de cualquier otra naturaleza.

07 (Común a los Capítulos 01, 02, 03, 04 y 05 del Ministerio):
Para la ejecución y operación de obras relacionadas con centrales de pasada pequeñas o medianas relacionadas con Energías Renovables no Convencionales, no será requisito previo la inscripción en el Catastro Público de Aguas, siempre que estén inscritos los derechos de agua a nombre del agricultor o de la organización de regantes, en el Registro respectivo del Conservador de Bienes Raíces correspondiente.

08 El Ministerio informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de las modificaciones a los Manuales de Diseño y Construcción que permitan realizar obras por etapas y de bajo estándar.

09 El Ministerio de Obras Públicas, informará trimestralmente a la Comisión Especial Mixta de Presupuestos, en forma separada la inversión contratada y en ejecución que dé cuenta detallada de los mayores recursos que, en relación al año 2014, se han asignado para el año 2015 a las regiones distintas de la Región Metropolitana.

10 Aquellos decretos y resoluciones dictados por los órganos y servicios del Ministerio, que aprueben o sancionen actos administrativos tales como convenios, manuales, estudios, instructivos u otros de similar naturaleza, se entenderán acompañados por estos, de forma que serán parte de este para todos los efectos legales y contractuales. No obstante, para los efectos de la publicación de los actos a que se refiere esta glosa en el diario oficial, bastará con la publicación de los respectivos decretos y resoluciones, junto con un extracto de los documentos aprobados. Todo esto, sin perjuicio de la publicación simultánea de todos los documentos señalados en la página web Ministerial.

11 El Ministerio de Obras Públicas deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, a la Comisión de Obras Públicas del Senado y a la Comisión de Obras Públicas, Transportes y Telecomunicaciones de la Cámara de Diputados los proyectos, informes y estudios técnicos realizados sobre los nuevos embalses y obras hidráulicas en todas las regiones correspondientes.

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Obras Públicas
Miles de $

Sub-Título	Clasificación Económica	Secretaría y Administración General	Dirección General de Obras Públicas	Dirección General de Aguas	Instituto Nacional de Hidráulica	Superintendencia de Servicios Sanitarios
	INGRESOS	20.136.969	2.102.434.469	18.247.961	2.426.225	9.993.106
06	Rentas de la Propiedad	15.387	160.141	5.635	3.090	–
07	Ingresos de Operación	–	22.733.024	4.723.580	855.195	–
08	Otros Ingresos Corrientes	302.035	7.885.004	64.029	11.639	83.400
09	Aporte Fiscal	19.806.199	1.780.872.144	13.440.082	1.540.889	9.898.676
10	Venta de Activos No Financieros	3.348	315.387	4.635	412	1.030
12	Recuperación de Préstamos	–	–	–	10.000	–
13	Transferencias para Gastos de Capital	–	290.288.769	–	–	–
15	Saldo Inicial de Caja	10.000	180.000	10.000	5.000	10.000
	GASTOS	20.136.969	2.102.434.469	18.247.961	2.426.225	9.993.106
21	Gastos en Personal	13.575.290	141.344.887	10.412.669	1.313.104	5.877.729
22	Bienes y Servicios de Consumo	3.743.504	12.579.952	1.491.897	413.488	3.893.601
23	Prestaciones de Seguridad Social	–	870.311	–	–	–
24	Transferencias Corrientes	–	831.642	108.891	–	–
25	Integros al Fisco	–	–	–	6.695	5.150
29	Adquisición de Activos No Financieros	2.235.416	4.772.355	473.357	173.088	205.626
31	Iniciativas de Inversión	45.423	1.531.805.168	5.750.147	509.850	–
32	Préstamos	–	-3.077.712	–	–	–
33	Transferencias de Capital	–	413.118.866	–	–	–
34	Servicio de la Deuda	527.336	9.000	1.000	5.000	1.000
35	Saldo Final de Caja	10.000	180.000	10.000	5.000	10.000

MINISTERIO DE OBRAS PÚBLICAS
Secretaría y Administración General
Secretaría y Administración General (01)

PARTIDA	:	12
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		20.136.969
06		RENTAS DE LA PROPIEDAD		15.387
08		OTROS INGRESOS CORRIENTES		302.035
	01	Recuperaciones y Reembolsos por Licencias Médicas		74.888
	99	Otros		227.147
09		APORTE FISCAL		19.806.199
	01	Libre		19.279.863
	03	Servicio de la Deuda Externa		526.336
10		VENTA DE ACTIVOS NO FINANCIEROS		3.348
	03	Vehículos		3.090
	04	Mobiliario y Otros		258
15		SALDO INICIAL DE CAJA		10.000
		GASTOS		20.136.969
21		GASTOS EN PERSONAL	02, 03	13.575.290
22		BIENES Y SERVICIOS DE CONSUMO	04, 05	3.743.504
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		2.235.416
	03	Vehículos		28.840
	04	Mobiliario y Otros		11.845
	05	Máquinas y Equipos		196.803
	06	Equipos Informáticos		505.636
	07	Programas Informáticos		1.492.292
31		INICIATIVAS DE INVERSIÓN		45.423
	01	Estudios Básicos		45.423
34		SERVICIO DE LA DEUDA		527.336
	02	Amortización Deuda Externa		511.502
	04	Intereses Deuda Externa		14.834
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos — 46

02 Incluye:

a) Dotación máxima de personal — 645

b) Horas extraordinarias año
– Miles de $ — 160.082

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 215.960
– En el exterior en Miles de $ — 14.737

d) Convenios con personas naturales
– Miles de $ — 2.825.595

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 30
– Miles de $ — 454.359

03 El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo, que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberán precisarse las referidas funciones. Dicho personal no podrá exceder de 6 funcionarios.

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 57.400

05 Incluye hasta $ 57.061 miles, destinados exclusivamente a la contratación de estudios e investigaciones, inherentes al Ministerio.

MINISTERIO DE OBRAS PÚBLICAS
Dirección General de Obras Públicas
Administración y Ejecución de Obras Públicas (01)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**15.550.182**
06		**RENTAS DE LA PROPIEDAD**		**12.199**
08		**OTROS INGRESOS CORRIENTES**		**56.810**
	01	**Recuperaciones y Reembolsos por Licencias Médicas**		**56.810**
09		**APORTE FISCAL**		**15.468.598**
	01	**Libre**		**15.468.598**
10		**VENTA DE ACTIVOS NO FINANCIEROS**		**2.575**
	03	**Vehículos**		**1.545**
	06	**Equipos Informáticos**		**1.030**
15		**SALDO INICIAL DE CAJA**		**10.000**
		GASTOS		**15.550.182**
21		**GASTOS EN PERSONAL**	**02, 03**	**13.736.209**
22		**BIENES Y SERVICIOS DE CONSUMO**	**04, 05**	**1.012.901**
23		**PRESTACIONES DE SEGURIDAD SOCIAL**		**53.267**
	01	**Prestaciones Previsionales**		**53.267**
24		**TRANSFERENCIAS CORRIENTES**		**90.042**
	01	**Al Sector Privado**		**90.042**
	500	Instituto de la Construcción		43.327
	501	Cámara Chilena de la Construcción		46.715
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**234.763**
	03	**Vehículos**		**13.390**
	04	**Mobiliario y Otros**		**30.655**
	05	**Máquinas y Equipos**		**17.428**
	06	**Equipos Informáticos**		**60.998**
	07	**Programas Informáticos**	**06**	**112.292**
31		**INICIATIVAS DE INVERSIÓN**		**412.000**
	01	**Estudios Básicos**		**412.000**
34		**SERVICIO DE LA DEUDA**		**1.000**
	07	**Deuda Flotante**		**1.000**
35		**SALDO FINAL DE CAJA**		**10.000**

GLOSAS :

01 Comprende los recursos presupuestarios y dotaciones máximas que se indican, de las siguientes Direcciones:

	Dotaciones Máximas de Personal	Vehículos
– Administración y Ejecución de Obras Públicas	244	9
– Fiscalía	93	1
– Contabilidad y Finanzas	353	17

Los estados mensuales de ejecución presupuestaria del año 2015 correspondientes a estas Direcciones, deberán ser informados a nivel del programa global referido.

02 Incluye :

a) Dotación máxima de personal — 690

b) Horas extraordinarias año
– Miles de $ — 183.641

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ 94.400
   – En el exterior en Miles de $ 9.080
d) Convenios con personas naturales
   – Miles de $ 989.144
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 175
   – Miles de $ 926.307

Incluye 150 cargos y $ 707.824 miles, que durante el año 2015 serán distribuidos y asignados por Decreto del Sr. Ministro de Obras Públicas, visado por la Dirección de Presupuestos del Ministerio de Hacienda.

Copia del Decreto a que se refiere el párrafo anterior será remitido, por vía electrónica a la Comisión Especial Mixta de Presupuestos.

03 El personal a contrata del Servicio podrá desempeñar funciones de carácter directivo, que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberán precisarse las referidas funciones. Dicho personal no podrá exceder de 12 funcionarios.

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 39.986

05 Incluye hasta $ 52.736 miles, destinados exclusivamente a la contratación de estudios e investigaciones, inherentes a la Institución.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE OBRAS PÚBLICAS

Dirección General de Obras Públicas

Dirección de Arquitectura (01, 02)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		37.505.494
06		RENTAS DE LA PROPIEDAD		14.389
07		INGRESOS DE OPERACIÓN		1.030
08		OTROS INGRESOS CORRIENTES		36.914
	01	Recuperaciones y Reembolsos por Licencias Médicas		36.914
09		APORTE FISCAL		37.440.071
	01	Libre		37.440.071
10		VENTA DE ACTIVOS NO FINANCIEROS		3.090
	03	Vehículos		3.090
15		SALDO INICIAL DE CAJA		10.000
		GASTOS		37.505.494
21		GASTOS EN PERSONAL	03	8.517.461
22		BIENES Y SERVICIOS DE CONSUMO	04	611.948
23		PRESTACIONES DE SEGURIDAD SOCIAL		65.857
	01	Prestaciones Previsionales		65.857
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		95.648
	03	Vehículos		24.720
	04	Mobiliario y Otros		10.918
	05	Máquinas y Equipos		10.479
	06	Equipos Informáticos		37.282
	07	Programas Informáticos	05	12.249
31		INICIATIVAS DE INVERSIÓN	06	28.203.580
	01	Estudios Básicos		1.074.642
	02	Proyectos		27.128.938
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos 47

02 La Dirección de Arquitectura podrá contratar hasta 35 personas naturales, que tendrán la calidad de agentes públicos para todos los efectos legales, destinados a labores de Inspección Fiscal.

03 Incluye :

a) Dotación máxima de personal 387

b) Horas extraordinarias año
– Miles de $ 65.161

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 115.043
– En el exterior en Miles de $ 10

d) Convenios con personas naturales
– Miles de $ 663.232

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 6
– Miles de $ 34.001

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 41.428

05 Anualmente se entregará a la Comisión Mixta de Presupuestos un informe detallado del uso de estos recursos.

06 Con cargo a estos recursos la Dirección de Arquitectura podrá ejecutar estudios, proyectos y obras en edificios públicos, incluidas aquellas de la Vialidad Urbana, obras complementarias, instalaciones y servicios anexos en el área de influencia de la referida iniciativa de inversión.
Trimestralmente dentro de los treinta días siguientes al término del trimestre respectivo, el Ministerio de Obras Públicas enviará a la Comisión Mixta de Presupuestos un informe consolidado que contenga la especificación de los gastos incurridos con cargo a este subtítulo, indicando en cada caso el monto asociado a cada contrato.

MINISTERIO DE OBRAS PÚBLICAS
Dirección General de Obras Públicas
Dirección de Obras Hidráulicas (01)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	03

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		131.679.294
06		RENTAS DE LA PROPIEDAD		14.805
07		INGRESOS DE OPERACIÓN		8.446
08		OTROS INGRESOS CORRIENTES		173.555
	01	Recuperaciones y Reembolsos por Licencias Médicas		36.050
	02	Multas y Sanciones Pecuniarias		137.505
09		APORTE FISCAL		131.448.540
	01	Libre		131.448.540
10		VENTA DE ACTIVOS NO FINANCIEROS		23.948
	03	Vehículos		23.175
	04	Mobiliario y Otros		515
	05	Máquinas y Equipos		258
15		SALDO INICIAL DE CAJA		10.000
		GASTOS		131.679.294
21		GASTOS EN PERSONAL	02	12.555.693
22		BIENES Y SERVICIOS DE CONSUMO	03	1.117.289
23		PRESTACIONES DE SEGURIDAD SOCIAL		234.863
	01	Prestaciones Previsionales		234.863
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		362.280
	03	Vehículos		154.500
	04	Mobiliario y Otros		26.780
	05	Máquinas y Equipos		136.494
	06	Equipos Informáticos		42.129
	07	Programas Informáticos	04	2.377
31		INICIATIVAS DE INVERSIÓN	05, 06	117.398.169
	01	Estudios Básicos		881.707
	02	Proyectos		116.516.462
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos — 84

02 Incluye :

a) Dotación máxima de personal — 592

b) Horas extraordinarias año
– Miles de $ — 108.148

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 916.286
– En el exterior en Miles de $ — 11.143

d) Convenios con personas naturales
– Miles de $ — 1.470.815

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 24
– Miles de $ — 162.438

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 54.106

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

05 Incluye $ 11.167.093 miles, para el Programa de Defensas Fluviales, el que podrá incorporar, entre otras soluciones técnicas, aquellas relativas a forestación de riberas y de cauces. Los proyectos nuevos que se financien con estos recursos podrán ser objeto de convenios con los respectivos Gobiernos Regionales, en los que se podrá considerar un aporte regional.
Se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de las superficies forestadas y las hectáreas y obras protegidas y en lo relativo al manejo integrado de cuencas.

06 Incluye $151.709 miles, para gastos derivados de las funciones del Servicio en la aplicación de la Ley N° 18.450. Estos gastos, deberán ser visados trimestralmente por la Secretaría Ejecutiva de la Comisión Nacional de Riego.
Asimismo, los diseños y obras de riego que ejecute la Dirección de Obras Hidráulicas, cuyos costos sean superiores a UF 30.000 e inferiores a UF 450.000, deberán contar con la visación previa de dicha Comisión Nacional de Riego.

MINISTERIO DE OBRAS PÚBLICAS

Dirección General de Obras Públicas

Dirección de Vialidad (01)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**1.046.558.070**
06			**RENTAS DE LA PROPIEDAD**		**103.000**
07			**INGRESOS DE OPERACIÓN**		**5.962.097**
08			**OTROS INGRESOS CORRIENTES**		**3.100.300**
	01		Recuperaciones y Reembolsos por Licencias Médicas		319.300
	02		Multas y Sanciones Pecuniarias		2.781.000
09			**APORTE FISCAL**		**1.037.015.603**
	01		Libre		1.037.015.603
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**277.070**
	03		Vehículos		113.300
	05		Máquinas y Equipos		163.770
15			**SALDO INICIAL DE CAJA**		**100.000**
			GASTOS		**1.046.558.070**
21			**GASTOS EN PERSONAL**	02	**81.523.796**
22			**BIENES Y SERVICIOS DE CONSUMO**	03, 04	**7.581.164**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**464.824**
	01		Prestaciones Previsionales		464.824
24			**TRANSFERENCIAS CORRIENTES**		**741.600**
	01		Al Sector Privado		741.600
		001	Compensación Tránsito con Sobrepeso		741.600
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.753.030**
	03		Vehículos		200.850
	04		Mobiliario y Otros		49.770
	05		Máquinas y Equipos		1.046.118
	06		Equipos Informáticos		158.707
	07		Programas Informáticos	05	297.585
31			**INICIATIVAS DE INVERSIÓN**	06, 07, 08	**957.407.656**
	01		Estudios Básicos		1.116.617
	02		Proyectos		956.291.039
32			**PRÉSTAMOS**		**-3.015.000**
	06		Por Anticipos a Contratistas		-3.015.000
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		Deuda Flotante		1.000
35			**SALDO FINAL DE CAJA**		**100.000**

GLOSAS :

01 Dotación máxima de vehículos — 886

02 Incluye :

a) Dotación máxima de personal — 4.950

b) Horas extraordinarias año
– Miles de $ — 1.487.711

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 9.103.330
– En el exterior en Miles de $ — 113.745

d) Convenios con personas naturales
– Miles de $ — 1.876.099

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   - Nº de personas 49
   - Miles de $ 430.721

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ 352.381

04 Incluye hasta $ 61.800 miles, destinados exclusivamente a la contratación de estudios e investigaciones, inherentes a la Institución.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

06 Para cumplimiento del artículo 103 (D.F.L. Nº850 de 1997), y sin sujeción a lo dispuesto en el artículo 16 de la Ley Nº18.091, se podrá poner fondos a disposición de dependencias de otros Organismos del Sector Público. Estos recursos, se entregarán a través de la Dirección General de Obras Públicas y no se incorporarán a los presupuestos de los Organismos receptores, sin perjuicio de la obligación de las Entidades receptoras de rendir cuenta ante la Contraloría General de la República. No obstante, estos deberán informar mensualmente a dicha Dirección sobre el gasto efectivo y avance de las obras que se ejecuten.

07 Con cargo a estos recursos se podrán financiar proyectos de inversión en construcción, habilitación, mejoramiento y conservación de caminos comunitarios ubicados en territorios regidos por la Ley Nº19.253 (Ley Indígena).
Con esa finalidad, la Dirección de Vialidad, podrá celebrar convenios de ejecución de obras con los Gobiernos Regionales y/o las Municipalidades; Entidades que durante el primer trimestre del año 2015 deberán presentar a la Dirección de Vialidad el listado de proyectos y obras a ejecutar, señalando asimismo los recursos regionales, comunales o del sector privado comprometidos en participar en el financiamiento conjunto de proyectos que se estimare procedente. Definido el programa de obras a ejecutar, la inversión de estos recursos podrá efectuarse directamente por la Dirección de Vialidad o las Municipalidades.
La Dirección de Vialidad, a través de sus Direcciones Regionales, podrá celebrar convenios con los Gobiernos Regionales y/o Municipalidades para el financiamiento y ejecución de obras de conservación, rehabilitación y mejoramiento de huellas y caminos de uso público. La Dirección de Vialidad, como unidad técnica en la materia, de acuerdo a su disponibilidad de recursos, establecerá el programa definitivo de proyectos a ejecutar. Con todo, la determinación de los proyectos y programas específicos que se financiarán podrán también corresponder a dichas Municipalidades junto con la ejecución de obras, lo cual requerirá previo visto bueno de la Dirección de Vialidad Regional.
La Dirección de Vialidad podrá, a través de administración directa o mediante mandato al Cuerpo Militar del Trabajo, ya sea por contrato de obra pública o compra de servicio, realizar proyectos de conservación, rehabilitación y mejoramiento de huellas y caminos vecinales públicos o privados de uso público, previo compromiso formal de la transferencia de la faja respectiva de estos últimos, incluyendo mejoramiento de huellas en sectores limítrofes para facilitar el control de Carabineros y fitosanitario.
Asimismo, la Dirección de Vialidad, atendida la categoría de camino abierto al uso público, podrá desarrollar iniciativas de inversión en caminos de la ex-Cora, o vecinales.
Con cargo a estos recursos la Dirección de Vialidad podrá ejecutar obras de construcción, mejoramiento y conservación en aquellas zonas urbanas que sean imprescindibles para conectar o dar continuidad al camino público.
La Dirección de Vialidad deberá entregar semestralmente a la Comisión Especial Mixta de Presupuestos, un informe en detalle sobre el estado de avance de las metas para la consolidación conectividad vial, protección de zonas urbanas y rurales y habitabilidad de la Región de La Araucanía, asociados al eje infraestructura y conectividad del Plan Araucanía. La Dirección de Vialidad informará trimestralmente a la Comisión Especial Mixta de Presupuestos el programa de habilitación y mejoramiento de huellas y caminos vecinales, de manera regionalizada.

La Dirección de Vialidad informará trimestralmente a la Comisión Especial Mixta de Presupuestos, y de manera regionalizada, el avance de obras señaladas en esta glosa.

08 La Dirección de Vialidad informará trimestralmente de los avances en estudios, franja fiscal, habilitación de senda de penetración y caminos en la Ruta 7 entre Puerto Montt-Ralún hasta Puerto Williams detallando los sectores en que se reducirán los actuales transbordos por sistemas bimodales.

MINISTERIO DE OBRAS PÚBLICAS
Dirección General de Obras Públicas
Dirección de Obras Portuarias (01, 02)

PARTIDA : 12
CAPÍTULO : 02
PROGRAMA : 06

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		71.958.871
06		RENTAS DE LA PROPIEDAD		6.146
07		INGRESOS DE OPERACIÓN		3.090
08		OTROS INGRESOS CORRIENTES		137.705
	01	Recuperaciones y Reembolsos por Licencias Médicas		34.705
	02	Multas y Sanciones Pecuniarias		103.000
09		APORTE FISCAL		71.796.780
	01	Libre		71.796.780
10		VENTA DE ACTIVOS NO FINANCIEROS		5.150
	03	Vehículos		5.150
15		SALDO INICIAL DE CAJA		10.000
		GASTOS		71.958.871
21		GASTOS EN PERSONAL	03, 04	6.010.769
22		BIENES Y SERVICIOS DE CONSUMO	05	609.754
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		1.590.037
	03	Vehículos		1.140.867
	04	Mobiliario y Otros		13.915
	05	Máquinas y Equipos		379.246
	06	Equipos Informáticos		46.660
	07	Programas Informáticos	06	9.349
31		INICIATIVAS DE INVERSIÓN	07	63.737.311
	01	Estudios Básicos		2.692.928
	02	Proyectos		61.044.383
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos 26

02 En tanto no se concrete una solución de administración de la infraestructura costera o de conectividad y sus servicios anexos, que haya construido o construya esta Dirección, la administración o explotación de éstos podrá ser efectuada mediante contratos o convenios con terceros, pudiendo convenir al efecto los cargos o tarifas que dichas Entidades podrán cobrar por el uso de la infraestructura, los que podrán ser adjudicados de conformidad con las reglas generales de los contratos de obras públicas.
Excepcionalmente y de manera transitoria, previa Autorización del Ministro del Ramo, esta Dirección podrá asumir los servicios señalados en forma directa o mediante un trato directo suscrito con la Empresa Portuaria Estatal de la región respectiva.
Trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, el Ministerio de Obras Públicas informará a la Comisión Especial Mixta de Presupuestos sobre los contratos celebrados para la administración y explotación, la Entidad adjudicataria, el plazo de la concesión y el costo asociado a su uso que la Entidad estará autorizada a cobrar.

03 Incluye :
a) Dotación máxima de personal 271

	b) Horas extraordinarias año – Miles de $	123.776
	c) Autorización máxima para gastos en viáticos – En territorio nacional en Miles de $ – En el exterior en Miles de $	369.080 10.609
	d) Convenios con personas naturales – Miles de $	537.909
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas: – N° de personas – Miles de $	6 43.626
04	La Dirección de Obras Portuarias podrá contratar hasta 10 personas naturales, que tendrán la calidad de agentes públicos para todos los efectos legales, destinados a labores de Inspección Fiscal.	
05	Incluye : Capacitación y perfeccionamiento, Ley N° 18.575 – Miles de $	42.860
06	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	
07	Se informará semestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de alternativas de solución que incluyan muelles flotantes y sobre la coordinación para estos efectos con el Ministerio de Transportes y Telecomunicaciones, según el tipo de naves y embarcaciones que los utilicen.	

MINISTERIO DE OBRAS PÚBLICAS

Dirección General de Obras Públicas

Dirección de Aeropuertos (01)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	07

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		46.475.860
06		RENTAS DE LA PROPIEDAD		6.922
07		INGRESOS DE OPERACIÓN		6.335
08		OTROS INGRESOS CORRIENTES		207.978
	01	Recuperaciones y Reembolsos por Licencias Médicas		27.728
	02	Multas y Sanciones Pecuniarias		180.250
09		APORTE FISCAL		46.242.771
	01	Libre		46.242.771
10		VENTA DE ACTIVOS NO FINANCIEROS		1.854
	03	Vehículos		1.545
	04	Mobiliario y Otros		309
15		SALDO INICIAL DE CAJA		10.000
		GASTOS		46.475.860
21		GASTOS EN PERSONAL	02	4.605.836
22		BIENES Y SERVICIOS DE CONSUMO	03	392.765
23		PRESTACIONES DE SEGURIDAD SOCIAL		51.500
	01	Prestaciones Previsionales		51.500
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		467.863
	03	Vehículos		15.450
	04	Mobiliario y Otros		10.479
	05	Máquinas y Equipos		381.100
	06	Equipos Informáticos		50.582
	07	Programas Informáticos	04	10.252
31		INICIATIVAS DE INVERSIÓN	05	41.009.608
	02	Proyectos		41.009.608
32		PRÉSTAMOS		-62.712
	06	Por Anticipos a Contratistas		-62.712
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos — 26

02 Incluye :

a) Dotación máxima de personal — 194

b) Horas extraordinarias año
- Miles de $ — 66.533

c) Autorización máxima para gastos en viáticos
- En territorio nacional en Miles de $ — 187.472
- En el exterior en Miles de $ — 9.548

d) Convenios con personas naturales
- Miles de $ — 219.999

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
- N° de personas — 6
- Miles de $ — 27.745

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 18.559

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

05 La Dirección de Aeropuertos informará a las Federaciones Aéreas y Clubes usuarios, oportunamente, el programa de intervenciones por conservación, mantención y reparación de pequeños Aeródromos.

MINISTERIO DE OBRAS PÚBLICAS

Dirección General de Obras Públicas

Administración Sistema Concesiones (01, 02, 03)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	08

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		468.912.763
07			INGRESOS DE OPERACIÓN		16.752.026
08			OTROS INGRESOS CORRIENTES		3.901.202
	01		Recuperaciones y Reembolsos por Licencias Médicas		1.324
	99		Otros		3.899.878
09			APORTE FISCAL		167.641.592
	01		Libre		167.641.592
13			TRANSFERENCIAS PARA GASTOS DE CAPITAL		280.607.943
	01		Del Sector Privado		20.290.341
		001	Aportes Concesionarios para Expropiaciones		20.290.341
	02		Del Gobierno Central		260.317.602
		001	I.V.A. Concesiones Obras Públicas		204.266.796
		002	Fondo de Infraestructura		56.050.806
15			SALDO INICIAL DE CAJA		10.000
			GASTOS		468.912.763
21			GASTOS EN PERSONAL	04	9.190.213
22			BIENES Y SERVICIOS DE CONSUMO	05	848.337
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		101.653
	04		Mobiliario y Otros		12.826
	05		Máquinas y Equipos		5.047
	06		Equipos Informáticos		26.100
	07		Programas Informáticos		57.680
31			INICIATIVAS DE INVERSIÓN	06, 07	254.494.764
	01		Estudios Básicos		527.360
	02		Proyectos		253.967.404
33			TRANSFERENCIAS DE CAPITAL		204.266.796
	01		Al Sector Privado		204.266.796
		027	Reintegro Crédito - I.V.A. Concesiones		204.266.796
34			SERVICIO DE LA DEUDA		1.000
	07		Deuda Flotante		1.000
35			SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos 5

02 La Coordinación de Concesiones de Obras Públicas deberá proporcionar a la Dirección de Presupuestos y a la Quinta Subcomisión Especial de Presupuestos del Congreso Nacional, información de los flujos de vehículos y sus tarifas vigentes en las obras Concesionadas según la forma, el grado de detalle y oportunidad que se determine mediante oficio de dicha Dirección.

03 La Coordinación de Concesiones de Obras Públicas deberá informar, trimestralmente, a la Comisión Especial Mixta de Presupuestos del Congreso Nacional, sobre el funcionamiento de las cárceles concesionadas y el cumplimiento de los contratos y convenios, así como de las multas y medidas sancionatorias aplicadas, indicando la naturaleza, monto y oportunidad de su aplicación.

04	Incluye :	
	a) Dotación máxima de personal	56
	b) Horas extraordinarias año	
	– Miles de $	17.200
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	6.513
	– En el exterior en Miles de $	10
	d) Convenios con personas naturales	
	– Miles de $	8.716.675
05	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	5.305

06 En lo relativo a los estudios preinversionales, no regirá lo dispuesto en el inciso cuarto del artículo 19° bis del Decreto Ley N° 1.263 y sus modificaciones, Ley Orgánica de la Administración Financiera del Estado y lo dispuesto en el artículo 3° de la Ley N° 20.530 del Ministerio de Desarrollo Social. Para ello, se acordará un mecanismo de evaluación entre el Ministerio de Obras Públicas y el Ministerio de Hacienda en el cual se precisarán el o los Organismos Técnicos pertinentes para la evaluación, de acuerdo a la naturaleza de los estudios preinversionales.

07 Se informará semestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de las iniciativas privadas de concesión.
Trimestralmente, además, se informará acerca de las medidas de solución implementadas en los principales sectores de congestión de las vías concesionadas.

MINISTERIO DE OBRAS PÚBLICAS

Dirección General de Obras Públicas

Dirección de Planeamiento (01)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	11

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		213.037.863
06			RENTAS DE LA PROPIEDAD		2.680
08			OTROS INGRESOS CORRIENTES		29.940
	01		Recuperaciones y Reembolsos por Licencias Médicas		15.709
	02		Multas y Sanciones Pecuniarias		737
	99		Otros		13.494
09			APORTE FISCAL		203.312.717
	01		Libre		203.312.717
10			VENTA DE ACTIVOS NO FINANCIEROS		1.700
	03		Vehículos		1.545
	06		Equipos Informáticos		155
13			TRANSFERENCIAS PARA GASTOS DE CAPITAL		9.680.826
	02		Del Gobierno Central		6.043.000
		004	Gobierno Regional Metropolitano		6.043.000
	03		De Otras Entidades Públicas		3.637.826
		001	Municipalidad de Las Condes		3.637.826
15			SALDO INICIAL DE CAJA		10.000
			GASTOS		213.037.863
21			GASTOS EN PERSONAL	02	3.626.156
22			BIENES Y SERVICIOS DE CONSUMO	03	202.695
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		88.614
	03		Vehículos		12.875
	04		Mobiliario y Otros		4.172
	05		Máquinas y Equipos		2.740
	06		Equipos Informáticos		22.477
	07		Programas Informáticos	04	46.350
31			INICIATIVAS DE INVERSIÓN		257.328
	01		Estudios Básicos		257.328
33			TRANSFERENCIAS DE CAPITAL		208.852.070
	01		Al Sector Privado		208.852.070
		026	Empresa Metro S.A.	05	208.852.070
34			SERVICIO DE LA DEUDA		1.000
	07		Deuda Flotante		1.000
35			SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos 19

02 Incluye :

a) Dotación máxima de personal 153

b) Horas extraordinarias año
– Miles de $ 57.318

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 45.362
– En el exterior en Miles de $ 1.881

d) Convenios con personas naturales
– Miles de $ 173.037

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   - N° de personas 5
   - Miles de $ 71.419

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
- Miles de $ 16.375

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

05 Los recursos que se pongan a disposición de la Empresa, durante los meses de enero a mayo 2015, deberán ser precedidos por la remisión de parte de la Empresa Metro S.A. a la Dirección de Planeamiento del Ministerio de Obras Públicas, de un informe ejecutivo del estado de avance que dé cuenta del grado de cumplimiento del Convenio de Programación suscrito por la Empresa con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, al mes de octubre de 2014. Dicho informe deberá ser remitido, a más tardar, en el mes de enero de 2015.

Por su parte, los recursos que se pongan a disposición de la Empresa en los meses de junio en adelante, se efectuarán teniendo presente el informe anual emitido en el mes de abril 2015, por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en aplicación a lo dispuesto en el artículo 2 de la Ley N°19.847.

Con cargo a este ítem se transferirán a la Empresa Metro S.A., los recursos asociados al financiamiento de los gastos que demanden los programas de inversiones, de los proyectos de expansión de red de Metro, así como del servicio de deuda correspondiente.

El monto de los recursos efectivamente percibidos al 31 de diciembre de 2015 por la Empresa Metro S.A., tanto para inversiones como para servicio de deuda, se registrarán contablemente como fondos de reservas o aportes para futuras capitalizaciones por parte del Fisco y de la Corporación de Fomento de la Producción, a prorrata de sus intereses o participación social, a la fecha de la junta general extraordinaria de accionistas que acuerde el correspondiente aumento de capital, y sin perjuicio de cumplir en su oportunidad con los estatutos y normas de la Ley N°18.046 y su reglamento. Lo antes dispuesto será igualmente aplicable a aportes fiscales percibidos en ejercicios anteriores y al servicio de la deuda de la Empresa efectuado por el Fisco en tales períodos, que no hubieren estado afectos a tal procedimiento.

La garantía del Estado otorgada a las deudas actuales de Metro S.A., se entenderán renovadas en el caso en que estas sean objeto de renegociación o reestructuración, con o sin cambio de acreedor, lo que será determinado por Decreto Supremo del Ministerio de Hacienda expedido conforme a lo establecido en el artículo 70 del Decreto Ley N°1.263, de 1975, teniendo presente el cumplimiento satisfactorio del correspondiente Convenio de Programación suscrito con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en aplicación a lo dispuesto en el artículo 2 de la Ley N°19.847.

MINISTERIO DE OBRAS PÚBLICAS

Dirección General de Obras Públicas

Agua Potable Rural (01, 02)

PARTIDA	:	12
CAPÍTULO	:	02
PROGRAMA	:	12

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		70.756.072
08		OTROS INGRESOS CORRIENTES		240.600
	01	Recuperaciones y Reembolsos por Licencias Médicas		14.000
	02	Multas y Sanciones Pecuniarias		226.600
09		APORTE FISCAL		70.505.472
	01	Libre		70.505.472
15		SALDO INICIAL DE CAJA		10.000
		GASTOS		70.756.072
21		GASTOS EN PERSONAL	03	1.578.754
22		BIENES Y SERVICIOS DE CONSUMO	04	203.099
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		78.467
	03	Vehículos		28.840
	04	Mobiliario y Otros		5.892
	05	Máquinas y Equipos		24.673
	06	Equipos Informáticos		17.211
	07	Programas Informáticos	05	1.851
31		INICIATIVAS DE INVERSIÓN	06, 07, 08	68.884.752
	02	Proyectos		68.884.752
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos — 9

02 La administración del programa y su ejecución presupuestaria será efectuada e informada mensualmente por la Dirección de Obras Hidráulicas.

03 Incluye :

a) Dotación máxima de personal — 68

b) Horas extraordinarias año
– Miles de $ — 8.486

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 200.586
– En el exterior en Miles de $ — 3.090

d) Convenios con personas naturales
– Miles de $ — 86.519

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 1
– Miles de $ — 12.218

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 8.487

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

06 Incluye recursos por un monto máximo de $ 3.470.428 miles para gastos de administración y supervisión asociados directamente con los sistemas de agua potable rural a nivel nacional, y un monto de $ 4.281.993 miles para la realización de estudios de prefactibilidad, factibilidad y diseño, como etapa previa a los proyectos definitivos.

En el mes de diciembre del 2014, el Ministerio de Obras Públicas comunicará a los Gobiernos Regionales el monto de los recursos disponibles por región para el año 2015, incluyendo las características de los proyectos a financiar; los criterios de elegibilidad que deben reunir; un listado de proyectos ya evaluados que cumplan dichos criterios; los recursos comprometidos en proyectos en ejecución y su identificación y los destinados a nuevos servicios y a la ampliación, mejoramiento o conservación de los existentes. Esta información también será remitida a las Comisiones de Obras Públicas de la Cámara de Diputados y del Senado.

A más tardar en el mes de enero del 2015, el Consejo Regional deberá resolver la distribución de los recursos disponibles para proyectos nuevos y su respectiva prioridad, sobre la base de la proposición del Intendente. Dicha proposición podrá considerar proyectos distintos a los comunicados por el Ministerio, siempre y cuando cuenten con la evaluación técnica correspondiente y cumplan con los criterios de elegibilidad comunicados.

Asimismo, se incluye en este programa un monto máximo de $ 5.790.273 miles, destinados a proyectos de conservación, mantención, compra de derechos de aguas, adquisición de terrenos a cualquier título, y para proyectos de ampliación de sistemas de agua potable rural existentes y para proyectos a ejecutar en poblaciones semiconcentradas que incluyan la construcción y habilitación de la captación, el estanque y la potabilización del agua, cuyo monto por sistema no supere las 2.000 UTM. Los referidos proyectos podrán contar con aportes de los Gobiernos Regionales, Municipios o Privados, y serán ejecutados por la Dirección de Obras Hidráulicas con la sola aprobación previa del CORE de la respectiva región. Asimismo, dicha Dirección podrá ejecutar estudios y servir de unidad técnica en proyectos destinados al saneamiento rural en localidades con servicios de Agua Potable Rural, mediante Convenios con los Organismos Administradores de los recursos pertinentes.

Los proyectos así definidos por el Gobierno Regional deberán ser comunicados al Ministerio, señalando asimismo la distribución de recursos regionales, comunales o del sector privado comprometidos para participar en el financiamiento conjunto de proyectos que estimare procedente. La inversión de los recursos de este Subtítulo podrá efectuarse directamente por el Ministerio o mediante convenios con las empresas sanitarias o sus concesionarias.

Por decreto del Ministerio de Obras Públicas, las obras o proyectos podrán ser cedidas o transferidas, a cualquier título, a las Municipalidades correspondientes, a cooperativas u organizaciones sin fines de lucro de que forman parte los usuarios o beneficiarios, o entregadas en administración a la respectiva empresa sanitaria.

Los sistemas de Agua Potable Rural podrán incluir la mantención de los actuales sistemas de evacuación y tratamiento de aguas servidas.

07 Las iniciativas de inversión en Agua Potable Rural referidas al desarrollo de mejoramientos o nuevos sistemas no requerirán como requisito previo contar con la inscripción de los derechos de aprovechamiento de aguas, y podrán inscribir a su favor hasta doce litros por segundo, por el solo ministerio de la ley.

08 Los terrenos donde estén ubicados los pozos de captación y las copas de los sistemas de Agua Potable Rural serán considerados de interés público.

MINISTERIO DE OBRAS PÚBLICAS

Dirección General de Aguas

Dirección General de Aguas (01)

PARTIDA	:	12
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		18.247.961
06			RENTAS DE LA PROPIEDAD		5.635
07			INGRESOS DE OPERACIÓN	02	4.723.580
08			OTROS INGRESOS CORRIENTES		64.029
	01		Recuperaciones y Reembolsos por Licencias Médicas		45.489
	99		Otros		18.540
09			APORTE FISCAL		13.440.082
	01		Libre		13.440.082
10			VENTA DE ACTIVOS NO FINANCIEROS		4.635
	03		Vehículos		4.120
	04		Mobiliario y Otros		515
15			SALDO INICIAL DE CAJA		10.000
			GASTOS		18.247.961
21			GASTOS EN PERSONAL	03	10.412.669
22			BIENES Y SERVICIOS DE CONSUMO	04, 05	1.491.897
24			TRANSFERENCIAS CORRIENTES		108.891
	01		Al Sector Privado		108.891
		001	Centro de Aguas para Zonas Áridas y Semiáridas de América Latina y el Caribe		108.891
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		473.357
	03		Vehículos		100.940
	04		Mobiliario y Otros		14.672
	05		Máquinas y Equipos		166.455
	06		Equipos Informáticos		46.224
	07		Programas Informáticos	06	145.066
31			INICIATIVAS DE INVERSIÓN	07, 08	5.750.147
	01		Estudios Básicos		2.315.044
	02		Proyectos	09	3.435.103
34			SERVICIO DE LA DEUDA		1.000
	07		Deuda Flotante		1.000
35			SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos — 63

02 La Dirección General de Aguas deberá informar a la Comisión Especial Mixta de presupuestos del Congreso Nacional, semestralmente, en detalle el origen de los fondos recaudados por concepto del pago de remate de derechos de aguas realizados según el artículo 142 del Código de Aguas.

03 Incluye :

a) Dotación máxima de personal — 489
Incluye la contratación de 28 nuevos profesionales destinados a reforzar labores de Fiscalización del Código de Aguas.

b) Horas extraordinarias año
– Miles de $ — 52.322

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 452.792
– En el exterior en Miles de $ — 2.546

d) Convenios con personas naturales
– Miles de $ 1.267.606

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 21
– Miles de $ 154.869

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 30.030

05 Incluye hasta $ 421.988 miles, destinados exclusivamente a la contratación de estudios e investigaciones, inherentes a la Institución.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

07 La Dirección General de Aguas deberá remitir a las Comisiones de Medio Ambiente del Senado y de la Cámara de Diputados, y a la Comisión Especial Mixta de Presupuestos del Congreso Nacional, semestralmente, los oficios que elabore en relación con la Evaluación de Estudios de Impacto Ambiental a nivel regional y nacional.
Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos del Congreso Nacional acerca de la participación de la Dirección General de Aguas en lo relativo al manejo integrado de cuencas.

08 La Dirección General de Aguas deberá informar a la Comisión Especial Mixta de Presupuestos del Congreso Nacional, trimestralmente, de los resultados del apoyo a los procesos de resolución de derechos de agua y de fiscalización, detallando las regiones incorporadas y el estado del trámite administrativo y jurídico de cada solicitud.
Con igual periodicidad deberá informar a dicha Comisión acerca de los procedimientos que faciliten el otorgamiento de derechos de agua para el desarrollo de Energías Renovables no Convencionales y de centrales hidroeléctricas de pasada, en coordinación con el Ministerio de Energía.

09 Trimestralmente se deberá informar a la Comisión Especial Mixta de Presupuestos el detalle de los proyectos financiados con estos recursos, desglosado por región y comunas. Dicha información será remitida dentro de los treinta días siguientes al término del respectivo trimestre.
Con igual periodicidad deberá informar a dicha Comisión acerca de la variación y disponibilidad de aguas subterráneas, de los glaciares y de los avances relativos al manejo integrado de cuencas, así como también de los resultados obtenidos de las estaciones de monitoreo del río Huasco, con participación de la comunidad.

MINISTERIO DE OBRAS PÚBLICAS

Instituto Nacional de Hidráulica

Instituto Nacional de Hidráulica (01)

PARTIDA	:	12
CAPÍTULO	:	05
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		2.426.225
06		RENTAS DE LA PROPIEDAD		3.090
07		INGRESOS DE OPERACIÓN		855.195
08		OTROS INGRESOS CORRIENTES		11.639
	01	Recuperaciones y Reembolsos por Licencias Médicas		10.300
	02	Multas y Sanciones Pecuniarias		1.339
09		APORTE FISCAL		1.540.889
	01	Libre		1.540.889
10		VENTA DE ACTIVOS NO FINANCIEROS		412
	04	Mobiliario y Otros		103
	05	Máquinas y Equipos		309
12		RECUPERACIÓN DE PRÉSTAMOS		10.000
	10	Ingresos por Percibir		10.000
15		SALDO INICIAL DE CAJA		5.000
		GASTOS		2.426.225
21		GASTOS EN PERSONAL	02	1.313.104
22		BIENES Y SERVICIOS DE CONSUMO	03, 04	413.488
25		INTEGROS AL FISCO		6.695
	01	Impuestos		6.695
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		173.088
	04	Mobiliario y Otros		4.202
	05	Máquinas y Equipos		29.115
	06	Equipos Informáticos		120.098
	07	Programas Informáticos	05	19.673
31		INICIATIVAS DE INVERSIÓN		509.850
	01	Estudios Básicos		71.070
	02	Proyectos		438.780
34		SERVICIO DE LA DEUDA		5.000
	07	Deuda Flotante		5.000
35		SALDO FINAL DE CAJA		5.000

GLOSAS :

01 Dotación máxima de vehículos — 5

02 Incluye :

a) Dotación máxima de personal — 58

b) Horas extraordinarias año
– Miles de $ — 22.878

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 25.750
– En el exterior en Miles de $ — 6.180

d) Convenios con personas naturales
– Miles de $ — 119.862

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 3
– Miles de $ — 11.364

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 10.433

04 Incluye hasta $185.400 miles, destinados exclusivamente a la contratación de estudios e investigaciones, inherentes a la Institución.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE OBRAS PÚBLICAS
Superintendencia de Servicios Sanitarios
Superintendencia de Servicios Sanitarios (01)

PARTIDA : 12
CAPÍTULO : 07
PROGRAMA : 01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		9.993.106
08		OTROS INGRESOS CORRIENTES		83.400
	01	Recuperaciones y Reembolsos por Licencias Médicas		61.800
	02	Multas y Sanciones Pecuniarias		1.000
	99	Otros		20.600
09		APORTE FISCAL		9.898.676
	01	Libre		9.898.676
10		VENTA DE ACTIVOS NO FINANCIEROS		1.030
	03	Vehículos		1.030
15		SALDO INICIAL DE CAJA		10.000
		GASTOS		9.993.106
21		GASTOS EN PERSONAL	02	5.877.729
22		BIENES Y SERVICIOS DE CONSUMO	03, 04	3.893.601
25		INTEGROS AL FISCO		5.150
	01	Impuestos		5.150
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		205.626
	03	Vehículos		14.420
	04	Mobiliario y Otros		1.895
	05	Máquinas y Equipos		11.069
	06	Equipos Informáticos		89.868
	07	Programas Informáticos	05	88.374
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		10.000

GLOSAS :

01 Dotación máxima de vehículos 18

02 Incluye :

a) Dotación máxima de personal 201

b) Horas extraordinarias año

– Miles de $ 22.207

c) Autoriza£ción máxima para gastos en viáticos

– En territorio nacional en Miles de $ 102.029

– En el exterior en Miles de $ 10

d) Convenios con personas naturales

– Miles de $ 91.621

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ 21.221

04 Incluye hasta $ 2.618.049 miles, destinados exclusivamente a la contratación de estudios e investigaciones, inherentes a la Institución.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 13

MINISTERIO DE AGRICULTURA

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Agricultura
Miles de $

Sub Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	500.337.695	1.030.000	499.307.695
05	Transferencias Corrientes	6.277.197	–	6.277.197
06	Rentas de la Propiedad	4.967.998	–	4.967.998
07	Ingresos de Operación	35.971.848	–	35.971.848
08	Otros Ingresos Corrientes	2.046.048	–	2.046.048
09	Aporte Fiscal	391.061.214	–	391.061.214
10	Venta de Activos No Financieros	16.824	–	16.824
12	Recuperación de Préstamos	55.672.785	–	55.672.785
13	Transferencias para Gastos de Capital	4.323.611	1.030.000	3.293.611
15	Saldo Inicial de Caja	170	–	170
	GASTOS	500.337.695	1.030.000	499.307.695
21	Gastos en Personal	155.839.652	–	155.839.652
22	Bienes y Servicios de Consumo	58.157.457	–	58.157.457
23	Prestaciones de Seguridad Social	90	–	90
24	Transferencias Corrientes	141.429.966	–	141.429.966
25	Integros al Fisco	126.454	–	126.454
26	Otros Gastos Corrientes	20	–	20
29	Adquisición de Activos No Financieros	3.923.335	–	3.923.335
31	Iniciativas de Inversión	4.240.321	–	4.240.321
32	Préstamos	73.248.598	–	73.248.598
33	Transferencias de Capital	63.371.632	1.030.000	62.341.632
34	Servicio de la Deuda	170	–	170

GLOSAS :

01 Asociada al subtítulo 21, Gastos en Personal.
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de esta Partida.

02 Para efectos de la distribución de recursos señalada en el artículo 10° de la Ley N° 20.412, se considerará la suma de las asignaciones 389 (del subtítulo 24, ítem 01) y 008 (del subtítulo 33, ítem 01) del Instituto de Desarrollo Agropecuario y la asignación 404 (del subtítulo 24, ítem 01) del programa presupuestario 08 Gestión y Conservación de Recursos Naturales Renovables, del Servicio Agrícola y Ganadero.

03 Para efectos de lo dispuesto en el inciso cuarto del artículo 3° de la Ley N° 20.412, y mientras no se encuentre vigente la Tabla de Costos que señala, se estará para los efectos del cálculo y pago de las bonificaciones a los valores contenidos en la última Tabla de Costos fijada.

04 Será de acceso público a través de medios digitales toda información de interés público, tal como la relativa a la red agroclimática y la referida a los resultados de estudios, proyectos pilotos e investigación con fondos públicos. Se exceptúa de esta norma aquella información que revista carácter reservado por exigirlo la ley o que deba respetar el principio de confidencialidad contractual, o cuya publicidad pudiere afectar los intereses comerciales o derechos a percibir un ingreso por su concepto del organismo público encargado de producir esa información al colocarla a disposición de particulares.

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Agricultura

Miles de $

Sub-Título	Clasificación Económica	Subsecretaría de Agricultura	Oficina de Estudios y Políticas Agrarias	Instituto de Desarrollo Agropecuario	Servicio Agrícola y Ganadero (01)	Corporación Nacional Forestal	Comisión Nacional de Riego
	INGRESOS	60.881.354	5.574.867	243.525.078	107.580.807	71.776.740	10.998.849
05	Transferencias Corrientes	2.630.764	10	3.646.423	–	–	–
06	Rentas de la Propiedad	–	–	4.884.099	83.899	–	–
07	Ingresos de Operación	–	106	–	26.461.507	9.510.225	10
08	Otros Ingresos Corrientes	7.852	582	1.328.340	624.773	–	84.501
09	Aporte Fiscal	58.242.718	5.574.159	173.653.096	80.410.508	62.266.405	10.914.328
10	Venta de Activos No Financieros	–	–	16.804	–	20	–
12	Recuperación de Préstamos	–	–	55.672.695	50	40	–
13	Transferencias para Gastos de Capital	–	–	4.323.611	–	–	–
15	Saldo Inicial de Caja	20	10	10	70	50	10
	GASTOS	60.881.354	5.574.867	243.525.078	107.580.807	71.776.740	10.998.849
21	Gastos en Personal	5.055.148	3.558.423	30.944.367	68.467.661	43.788.619	4.025.434
22	Bienes y Servicios de Consumo	1.222.872	890.055	5.574.646	24.010.494	25.566.406	892.984
23	Prestaciones de Seguridad Social	10	10	10	10	40	10
24	Transferencias Corrientes	54.420.047	1.048.702	70.471.147	12.548.946	1.441.444	1.499.680
25	Integros al Fisco	–	–	10	126.434	–	10
26	Otros Gastos Corrientes	–	–	10	10	–	–
29	Adquisición de Activos No Financieros	183.257	77.667	698.198	1.884.702	651.372	428.139
31	Iniciativas de Inversión	–	–	246.450	542.480	328.809	3.122.582
32	Préstamos	–	–	73.248.598	–	–	–
33	Transferencias de Capital	–	–	62.341.632	–	–	1.030.000
34	Servicio de la Deuda	20	10	10	70	50	10

GLOSA :

01 Asociada al subtítulo 21, Gastos en Personal, de todos los programas del Servicio Agrícola y Ganadero:

a) El personal a contrata profesional del servicio, incluido en la Dotación Máxima de Personal, podrá ejercer funciones directivas que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberán precisarse las referidas funciones. Dicho personal no podrá exceder de 100 funcionarios, para el conjunto de los programas.

b) En Convenios con Personas Naturales se incluyen los recursos para contratar personal de apoyo operativo, técnico y/o profesional, los que podrán tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. Nº 799 de 1974, para efectos de desempeñar labores de fiscalización, inspección y/o certificación de productos agropecuarios (incluyendo inocuidad) y forestales, y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de sus funciones.

MINISTERIO DE AGRICULTURA

Subsecretaría de Agricultura

Subsecretaría de Agricultura (01, 02, 03)

PARTIDA : 13
CAPÍTULO : 01
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**30.764.147**
05			**TRANSFERENCIAS CORRIENTES**		**10**
	01		**Del Sector Privado**		**10**
		003	Administradora de Fondos para Bonificación por Retiro		10
08			**OTROS INGRESOS CORRIENTES**		**7.852**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**109**
	99		**Otros**		**7.743**
09			**APORTE FISCAL**		**30.756.275**
	01		**Libre**		**30.756.275**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**30.764.147**
21			**GASTOS EN PERSONAL**	**04**	**5.055.148**
22			**BIENES Y SERVICIOS DE CONSUMO**	**05**	**1.222.872**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**24.302.850**
	01		**Al Sector Privado**		**1.070.700**
		368	Fundación de Comunicaciones del Agro	06	541.603
		369	Emergencias Agrícolas	07	10
		370	Programa de Apoyo a la Educación Agrícola y Rural	08	265.225
		377	Red Agroclimática Nacional	09, 10	263.862
	02		**Al Gobierno Central**		**21.428.620**
		001	Dirección General de Relaciones Económicas Internacionales	11	11.346.520
		002	Corporación de Fomento de la Producción	11	5.728.860
		006	Corporación de Fomento de la Producción - Seguro Agrícola	11	4.353.240
	03		**A Otras Entidades Públicas**		**1.273.080**
		357	Programa de Apoyo a Clúster Alimentario y Forestal	12	530.450
		359	Agencia Chilena para la Inocuidad Alimentaria	12	742.630
	04		**A Empresas Públicas no Financieras**		**530.450**
		361	Comercializadora de Trigo S.A. (COTRISA)	13	530.450
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**183.257**
	03		**Vehículos**		**54.034**
	04		**Mobiliario y Otros**		**13.812**
	06		**Equipos Informáticos**		**79.930**
	07		**Programas Informáticos**		**35.481**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 23

02 Se publicará y actualizará periódicamente, en la página web de la Subsecretaría de Agricultura lo siguiente:

a) Contratación de Consultores.

b) Asignación de todos los programas mencionados, indicando beneficiarios individualizados por comuna y región.

03 La Subsecretaría de Agricultura deberá entregar semestralmente a la Comisión Especial Mixta de Presupuestos, un informe en detalle sobre el estado de avance de las metas para el Desarrollo Silvoagropecuario de la región de La Araucanía, asociado al primer objetivo del Eje Economía y Desarrollo Productivo del Plan Araucanía.

04 Incluye :

a) Dotación máxima de personal — 151

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones. Dicho personal no podrá exceder de 20 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 39.715

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 102.202

– En el exterior en Miles de $ — 21.615

d) Convenios con personas naturales

– Miles de $ — 1.120.480

Del total del personal que se contrate, uno de ellos podrá tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. N° 799 de 1974, y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de tales funciones.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas — 27

– Miles de $ — 339.571

05 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ — 23.185

06 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.

Con cargo a esta asignación se podrá efectuar gastos en personal y bienes y servicios de consumo. Incluye hasta $ 283.584 miles para gastos en personal.

La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

07 Para financiar situaciones o gastos no previstos causados por fenómenos climáticos y/o catástrofes naturales y/o situaciones de emergencia o de daño productivo que afecten a productores agrícolas y habitantes rurales, los que deberán ser definidos por resolución fundada del Ministro de Agricultura, con copia a la Dirección de Presupuestos, los que no podrán comprometer recursos para los años siguientes.

Con cargo a esta asignación se podrán transferir recursos a entidades públicas y privadas, los que no ingresarán a sus presupuestos en el caso de las entidades públicas incluidas en la Ley de Presupuestos.

Se podrá efectuar todo tipo de gastos, incluso en personal y bienes y servicios de consumo, originados en la organización.

La transferencia de recursos, a entidades públicas y privadas, estará sujeta a la firma de convenios, con especificación de montos, plazos y objetivos de los proyectos, acciones o actividades a financiar, así como los formatos de rendición y auditoría.

Los gastos asociados a esta asignación podrán excederse hasta el mes de octubre, con el objeto de otorgar continuidad al pago de las acciones que las emergencias demanden. Los excesos correspondientes deberán regularizarse presupuestariamente en el cuatrimestre en que se produzcan, y para el último cuatrimestre, a más tardar el 30 de noviembre.

08 Con cargo a estos recursos se podrán celebrar convenios de transferencias con instituciones de educación agrícola y/o rural públicas o privadas. Se deberá publicar el nombre de las instituciones mencionadas en el sitio web del Ministerio de Agricultura. En dichos convenios se fijarán los objetivos y metas de las actividades a financiar, así como los formatos de rendición y auditoría.

09 Con cargo a esta asignación se podrán efectuar gastos para las iniciativas derivadas de la Red Agroclimática Nacional, incluyendo personal y bienes y servicios de consumo. Los gastos en personal no podrán superar los $ 84.659 miles.
La transferencia de estos recursos se efectuará mediante convenios entre la Subsecretaría y la entidad receptora, con especificación de montos, plazos y objetivos específicos de los proyectos a financiar, y formas de rendir cuentas de su uso.

10 Antes del 31 de marzo de 2015 la Subsecretaría de Agricultura deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta de los contenidos de este Programa, sus objetivos, metas y mecanismos de evaluación.

11 Con cargo a esta asignación se transferirán recursos sujetos a la firma de Convenios entre esta Subsecretaría y la entidad receptora, con especificación de montos, plazos y objetivos específicos de los proyectos a financiar.
Para el Seguro Agrícola, incluye hasta $ 359.382 miles para gasto en personal y hasta $ 261.746 miles para bienes y servicios de consumo.
La incorporación de nuevas coberturas al Seguro, cuando tenga impacto presupuestario y financiero deberá contar previamente con la visación de la Dirección de Presupuestos.
La Subsecretaría de Agricultura deberá informar trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos de la ejecución presupuestaria de los proyectos financiados con estos recursos así como del cumplimiento de los objetivos fijados en los mismos.
Se publicará, y actualizará periódicamente, en la página web de la Subsecretaría de Agricultura copia de los convenios suscritos y de la información financiera y de gestión relativa a ellos.

12 Con cargo a esta asignación se podrá efectuar todo tipo de gastos originados en la organización, implementación, operación y tareas propias del programa, incluidos personal y bienes y servicios de consumo. En el caso de los Gastos en Personal, los montos máximos son los que se señalan a continuación:
- Programa de Apoyo a Clúster Alimentario y Forestal: $ 174.667 miles.
- Agencia Chilena para la Inocuidad Alimentaria: $ 469.417 miles.

Se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de la producción de semilla y ensayos transgénicos sometidos a la normativa vigente que regula la internación e introducción al medio ambiente de semilla transgénica. Esta información incluirá la ubicación geográfica de los predios y proyectos que trabajen con transgénicos.
Respecto de la Agencia Chilena para la Inocuidad Alimentaria, del total del personal que se contrate, dos de ellos podrán tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. N° 799 de 1974 y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de tales funciones.

13 Estos recursos serán destinados a financiar las pérdidas que genere a COTRISA la ejecución del Programa de Compra de Trigo, entre las regiones Metropolitana y Los Lagos, de acuerdo a la política pública definida para dicho sector.
Para estos efectos deberá suscribirse un convenio entre la empresa y el Ministerio de Agricultura, visado por los Ministerios de Hacienda y Economía, Fomento y Turismo, en el que se definirán, a lo menos, las acciones a desarrollar, beneficiarios, montos máximos a comprar expresados en unidades físicas, mecanismos para determinar el precio de intervención, plazos y forma de rendir cuenta de su uso, entre otros.
Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del trimestre respectivo, acerca de los aportes realizados a COTRISA y el uso que en cada caso ésta le ha dado a los mismos.

MINISTERIO DE AGRICULTURA

Subsecretaría de Agricultura

Investigación e Innovación Tecnológica Silvoagropecuaria

PARTIDA	:	13
CAPÍTULO	:	01
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**30.117.207**
05			**TRANSFERENCIAS CORRIENTES**		**2.630.754**
	02		**Del Gobierno Central**		**2.630.754**
		002	Programa Fondo de Innovación para la Competitividad		2.419.534
		003	Estrategia Nacional de Innovación-Subsecretaría de Economía (Prog.12)		211.220
09			**APORTE FISCAL**		**27.486.443**
	01		**Libre**		**27.486.443**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**30.117.207**
24			**TRANSFERENCIAS CORRIENTES**		**30.117.197**
	01		**Al Sector Privado**		**30.117.197**
		371	Instituto de Investigaciones Agropecuarias	01, 02, 04	15.200.429
		372	Fundación para la Innovación Agraria	01, 02, 04	8.917.075
		373	Instituto Forestal	02	3.099.383
		374	Centro de Información de Recursos Naturales	02, 04, 05	2.741.175
		376	Programa de Apoyo a la Investigación para la Competitividad Agroalimentaria y Forestal	03, 04	159.135
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 El presupuesto de estos organismos se formará conforme a las instrucciones que imparta el Ministerio de Agricultura y será aprobado mediante resolución de ese Ministerio, visada por la Dirección de Presupuestos.
En caso que las instituciones que reciben estos recursos realicen transferencias a privados a través de asignaciones concursables, se deberá indicar el monto, destinatario y objetivo de tales transferencias. Tal información deberá ser publicada y actualizada periódicamente en la página web del Ministerio.

02 Estos recursos serán transferidos conforme a uno o más convenios suscritos entre la Subsecretaría de Agricultura y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.
Estas Instituciones sólo podrán contratar endeudamiento previa autorización del Ministerio de Hacienda.
La Subsecretaría de Agricultura deberá informar trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos de la ejecución presupuestaria de los proyectos financiados con estos recursos, en forma regional, así como del cumplimiento de los objetivos fijados en los mismos.
La Subsecretaría de Agricultura deberá publicar en su página web el convenio, y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.
En el caso del INIA e INFOR, hasta el 5% del total de la transferencia podrá destinarse a financiar el pago de indemnizaciones a personal, establecidas en la normativa vigente. Dicho personal no podrá recontratarse posteriormente. Asimismo, tratándose de personal del INIA asociado a investigación, los recursos liberados por renuncias y/o retiros deberán destinarse preferentemente a la contratación de personal con los mismos propósitos.

03 Con cargo a esta asignación se podrán celebrar convenios de transferencia con entidades públicas o privadas con experiencia en el sector silvoagropecuario para financiar la realización de estudios y actividades que busquen aumentar la competitividad del sector. En dichos convenios se fijarán los objetivos y metas de las actividades a financiar, así como los formatos de rendición y auditoría.

04 Los estudios e investigaciones serán de acceso público a través de medios digitales. Se informará semestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de la implementación de estudios y proyectos que ejecuten estas instituciones. Se exceptúa de esta norma aquella información que revista carácter reservado según define la ley, o que deba respetar el principio de confidencialidad contractual, o cuya difusión gratuita pudiere afectar los intereses comerciales o derechos a percibir un ingreso por su concepto de la institución encargada de producir esa información al colocarla a disposición de particulares, a juicio de ésta.

05 Se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de todos los programas de información territorial que existan y que se estén realizando por parte del CIREN.

MINISTERIO DE AGRICULTURA
Oficina de Estudios y Políticas Agrarias
Oficina de Estudios y Políticas Agrarias (01)

PARTIDA : 13
CAPÍTULO : 02
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**5.574.867**
05			**TRANSFERENCIAS CORRIENTES**		**10**
	01		**Del Sector Privado**		**10**
		003	Administradora de Fondos para Bonificación por Retiro		10
07			**INGRESOS DE OPERACIÓN**		**106**
08			**OTROS INGRESOS CORRIENTES**		**582**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**572**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**5.574.159**
	01		**Libre**		**5.574.159**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**5.574.867**
21			**GASTOS EN PERSONAL**	**02**	**3.558.423**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**890.055**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**1.048.702**
	01		**Al Sector Privado**		**488.014**
		011	Centro de Información de Recursos Naturales		488.014
	02		**Al Gobierno Central**		**560.688**
		003	Instituto Nacional de Estadísticas - Estadísticas Continuas Intercensales		427.069
		004	Instituto Nacional de Estadísticas - VIII Censo Agropecuario 2017		133.619
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**77.667**
	04		**Mobiliario y Otros**		**10.300**
	05		**Máquinas y Equipos**		**5.305**
	06		**Equipos Informáticos**		**1.030**
	07		**Programas Informáticos**	**04**	**61.032**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 4

02 Incluye :

a) Dotación máxima de personal — 118

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones. Dicho personal no podrá exceder de 5 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 39.632

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 26.217

– En el exterior en Miles de $ — 52.392

d) Convenios con personas naturales
   – Miles de $ 667.826

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 11
   – Miles de $ 191.601

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 18.228

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE AGRICULTURA

Instituto de Desarrollo Agropecuario

Instituto de Desarrollo Agropecuario (01, 02, 03)

PARTIDA : 13
CAPÍTULO : 03
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**243.525.078**
05			**TRANSFERENCIAS CORRIENTES**		**3.646.423**
	01		**Del Sector Privado**		**10**
		003	Administradora de Fondos para Bonificación por Retiro		10
	02		**Del Gobierno Central**		**3.646.413**
		008	Corporación Nacional de Desarrollo Indígena		3.646.413
06			**RENTAS DE LA PROPIEDAD**		**4.884.099**
08			**OTROS INGRESOS CORRIENTES**		**1.328.340**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**673.340**
	99		**Otros**		**655.000**
09			**APORTE FISCAL**		**173.653.096**
	01		**Libre**		**173.653.096**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**16.804**
	03		**Vehículos**		**16.804**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**55.672.695**
	04		**De Fomento**		**55.672.695**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**4.323.611**
	02		**Del Gobierno Central**		**4.323.611**
		008	Corporación Nacional de Desarrollo Indígena		3.293.611
		009	Comisión Nacional de Riego		1.030.000
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**243.525.078**
21			**GASTOS EN PERSONAL**	**04**	**30.944.367**
22			**BIENES Y SERVICIOS DE CONSUMO**	**05**	**5.574.646**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**	**06**	**70.471.147**
	01		**Al Sector Privado**	**07, 08**	**70.468.627**
		386	Apoyo a la Contratación del Seguro Agrícola		649.907
		389	Sistema de Incentivos Ley Nº 20.412		21.702.100
		404	Emergencias	09	10
		407	Servicios Desarrollo de Capacidades Productivas y Empresariales	10	2.012.589
		415	Servicios de Asesoría Técnica-SAT	10	10.403.022
		416	Programa de Desarrollo de Acción Local-PRODESAL	11	17.834.440
		417	Convenio INDAP-PRODEMU		1.395.972
		418	Programa de Desarrollo Territorial Indígena	11	11.615.041
		419	Desarrollo Integral de Pequeños Productores Campesinos del Secano-PADIS	11	537.441
		420	Alianzas Productivas	12	4.318.105
	07		**A Organismos Internacionales**		**2.520**
		001	Asociación Latinoamericana de Instituciones Financieras para el Desarrollo - ALIDE		2.520
25			**INTEGROS AL FISCO**		**10**
	01		**Impuestos**		**10**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**698.198**
	03		**Vehículos**		**79.722**
	07		**Programas Informáticos**		**618.476**
31			**INICIATIVAS DE INVERSIÓN**		**246.450**
	02		**Proyectos**		**246.450**
32			**PRÉSTAMOS**		**73.248.598**
	04		**De Fomento**		**73.248.598**
		004	Corto Plazo		48.698.988
		005	Largo Plazo		22.489.610
		006	Fondo Rotatorio - Ley 18.450		2.060.000
33			**TRANSFERENCIAS DE CAPITAL**	**06**	**62.341.632**
	01		**Al Sector Privado**	**08, 13**	**62.341.632**
		001	Riego		13.693.659
		002	Programa Desarrollo Inversiones	14	10.335.516
		006	Programa de Desarrollo de Acción Local-PRODESAL		23.123.227
		007	Programa de Desarrollo Territorial Indígena		9.385.844
		008	Praderas Suplementarias		2.962.394
		009	Alianzas Productivas	12	1.868.019
		010	Convenio INDAP-PRODEMU		354.973
		011	Desarrollo Integral de Pequeños Productores Campesinos del Secano-PADIS		618.000
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 303

02 Respecto de los programas efectuados o que efectúe el Instituto de Desarrollo Agropecuario en los términos establecidos en el Nº 4 del Artículo 3º, del Artículo primero, de la ley Nº 18.910, declárase que la mención que el artículo 78 de la ley Nº 19.253 hace a dicha disposición ha debido y debe entenderse referida al Nº 6 del mismo precepto.

03 Se publicará trimestralmente, en la página web de INDAP acerca de la contratación de consultores, y la asignación de todos los programas mencionados en este Programa 01, indicando beneficiarios individualizados por comuna y región.

04 Incluye :

a) Dotación máxima de personal 1.470

Durante el año 2015, hasta un 15% del personal a contrata podrá desempeñar funciones de carácter directivo, las que serán asignadas en cada caso, por el Director del Servicio.

b) Horas extraordinarias año

– Miles de $ 412.357

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 1.101.177

– En el exterior en Miles de $ 3.030

d) Convenios con personas naturales

– Miles de $ 160.745

Incluye los recursos para contratar, según la normativa vigente en la materia, consultores de apoyo operativo, técnico y/o profesional, 50% de los cuales podrá tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. Nº 799 de 1974, y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de tales funciones.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 6
– Miles de $ 105.320

05 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 313.972

06 El Ministerio de Agricultura dará cuenta, trimestralmente, a la Comisión Especial Mixta de Presupuestos sobre la ejecución de este subtítulo cuando se refiera a estudios u obras ejecutadas o por ejecutarse en las regiones, con información sobre las transferencias realizadas y su aplicación al financiamiento de planes, programas y proyectos en la respectiva Región.

07 Con cargo a los programas individualizados en este ítem, se podrán pagar los gastos de soporte y operación que requiera la ejecución de los mismos, incluidos personal y bienes y servicios de consumo, hasta por $ 2.818.746 miles.
Tratándose de la asignación 404 Emergencias, se podrá considerar hasta un 4% del gasto total, identificado en cada decreto presupuestario, para financiar todos los gastos de operación, incluidos gastos en personal y bienes y servicios de consumo, que demande su ejecución.
Las transferencias a privados que se realicen, por medio de asignaciones concursables, deberán individualizarse indicando el monto, destinatario y objetivo de tales transferencias. Tal información deberá ser publicada y actualizada periódicamente en la página web de INDAP.

08 Antes del 31 de marzo de 2015 el Instituto de Desarrollo Agropecuario deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta sobre cada uno de los Planes y Programas financiados con cargo a estos recursos, la evaluación que hubiere sobre su desempeño en el año 2014 y los objetivos y metas para el año 2015 en cada uno de ellos.

09 Los gastos asociados a esta asignación podrán excederse hasta el mes de octubre, con el objeto de otorgar continuidad al pago de las acciones que las emergencias demanden. Los excesos correspondientes deberán regularizarse presupuestariamente en el cuatrimestre en que se produzcan, y para el último cuatrimestre, a más tardar el 30 de noviembre.
Las transferencias a privados que se realicen con cargo a esta asignación deberán individualizarse indicando el monto, destinatario y objetivo de tales transferencias. Tal información deberá ser publicada y actualizada, a lo menos en forma trimestral, en la página web de INDAP. Una copia digitalizada de ella deberá ser remitida, con la misma periodicidad, a las comisiones de Agricultura de cada Cámara del Congreso Nacional.

10 Se podrá efectuar convenios con instituciones de educación superior.
Se publicarán en la página web de INDAP los convenios señalados precedentemente, a más tardar, con fecha 30 de agosto.
Se deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos, la ejecución de recursos y el número de convenios suscritos, su contenido y el número de personas profesionales, técnicos y administrativos contratados.

11 En la aplicación de estos fondos se considerarán los equipos de profesionales, técnicos y administrativos contratados para dar cumplimiento a los convenios/contratos firmados entre INDAP y las Municipalidades o Entidades Ejecutoras. Se deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, la ejecución de recursos y el número de convenios suscritos, su contenido y el número de personas profesionales, técnicos y administrativos contratados.
Adicionalmente, deberá enviarse el contenido de los Programas a ejecutarse antes del 31 de enero del año 2015.

12 Trimestralmente, dentro de los 30 días siguientes al término del respectivo trimestre, se enviará a la Comisión Especial Mixta de Presupuestos, el listado de empresas que se hayan adjudicado recursos con cargo a este programa, detallando, a lo menos, los montos de recursos transferidos por empresas, así como el número de agricultores beneficiados en cada caso.

13 Con cargo a los programas individualizados en este ítem, se podrán pagar los gastos de soporte y operación que requiera la ejecución de los mismos, incluidos los de personal y bienes y servicios de consumo, no pudiendo superar un total de $ 2.493.665 miles.

14 Los recursos que de este programa se destinen a apoyar las actividades relacionadas con el maíz, trigo y otros granos, deberán ser trimestralmente informados a las Comisiones de Agricultura de la Cámara de Diputados y del Senado.

MINISTERIO DE AGRICULTURA

Servicio Agrícola y Ganadero

Servicio Agrícola y Ganadero (01, 02, 03)

PARTIDA : 13
CAPÍTULO : 04
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**21.135.539**
06			**RENTAS DE LA PROPIEDAD**		**83.899**
07			**INGRESOS DE OPERACIÓN**		**11.355.977**
08			**OTROS INGRESOS CORRIENTES**		**624.773**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**602.284**
	02		**Multas y Sanciones Pecuniarias**		**5.803**
	99		**Otros**		**16.686**
09			**APORTE FISCAL**		**9.070.870**
	01		**Libre**		**9.070.870**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10		**Ingresos por Percibir**		**10**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**21.135.539**
21			**GASTOS EN PERSONAL**	04	**16.247.456**
22			**BIENES Y SERVICIOS DE CONSUMO**	05	**3.173.550**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**423.202**
	01		**Al Sector Privado**		**423.202**
		407	Fondo Mejoramiento Patrimonio Sanitario	06	423.192
		601	Emergencias Sanitarias	07	10
25			**INTEGROS AL FISCO**		**126.434**
	01		**Impuestos**		**126.434**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**622.387**
	04		**Mobiliario y Otros**		**36.830**
	05		**Máquinas y Equipos**		**19.055**
	07		**Programas Informáticos**	08	**566.502**
31			**INICIATIVAS DE INVERSIÓN**		**542.480**
	02		**Proyectos**		**542.480**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 259

02 Semestralmente, el Servicio Agrícola y Ganadero informará a la Comisión Especial Mixta de Presupuestos acerca de las acciones desarrolladas o en desarrollo para prevenir los daños provocados a los ríos de Chile por la plaga del alga Didysmosphenia geminata (Didymo), así como de las acciones ejecutadas en coordinación con países vecinos para las cuencas compartidas.

03 Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de predios y proyectos que trabajen con transgénicos a fin de garantizar sello de origen de los productos naturales.

04	Incluye :	
	a) Dotación máxima de personal	917
	b) Horas extraordinarias año	
	– Miles de $	239.130
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	864.609
	– En el exterior en Miles de $	20.314
	d) Convenios con personas naturales	
	– Miles de $	269.999
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	10
	– Miles de $	103.056
	f) Para cumplimiento Resolución N° 7 de 1997, del Servicio Agrícola y Ganadero, y sus modificaciones	
	– Miles de $	35.050
05	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	174.699

06 Con cargo a estos recursos se podrán establecer convenios con entidades, tanto públicas como privadas, las cuales podrán postular a concursos anuales llamados al efecto.
Se podrán efectuar los gastos de operación que genere la ejecución de este programa, incluidos convenios con personas naturales y jurídicas.
Las personas naturales que se contraten como apoyo operativo, técnico y/o profesional, podrán tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. N° 799 de 1974, para desempeñar labores de fiscalización, inspección y/o certificación de productos agropecuarios (incluyendo inocuidad) y forestales, y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de sus funciones.

07 Se podrán efectuar gastos en personal y en bienes y servicios de consumo que genere la ejecución de este programa, incluidos convenios con personas naturales y jurídicas.
Las personas naturales podrán tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. N° 799 de 1974, para desempeñar labores de fiscalización y certificación, y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de sus funciones.
Los gastos asociados a esta asignación podrán excederse hasta el mes de octubre, con el objeto de otorgar continuidad al pago de las acciones que las emergencias demanden. Los excesos correspondientes deberán regularizarse presupuestariamente en el cuatrimestre en que se produzcan, y para el último cuatrimestre, a más tardar el 30 de noviembre.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE AGRICULTURA
Servicio Agrícola y Ganadero
Inspecciones Exportaciones Silvoagropecuarias

PARTIDA	:	13
CAPÍTULO	:	04
PROGRAMA	:	04

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		15.254.956
07		INGRESOS DE OPERACIÓN		13.493.171
09		APORTE FISCAL		1.761.765
	01	Libre		1.761.765
12		RECUPERACIÓN DE PRÉSTAMOS		10
	10	Ingresos por Percibir		10
15		SALDO INICIAL DE CAJA		10
		GASTOS		15.254.956
21		GASTOS EN PERSONAL	01	12.558.797
22		BIENES Y SERVICIOS DE CONSUMO	02	2.401.931
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		294.218
	05	Máquinas y Equipos		78.785
	07	Programas Informáticos		215.433
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 382

b) Horas extraordinarias año
 – Miles de $ — 336.976

c) Autorización máxima para gastos en viáticos
 – En territorio nacional en Miles de $ — 495.303
 – En el exterior en Miles de $ — 41.774

d) Convenios con personas naturales
 – Miles de $ — 5.450.859

e) Para cumplimiento Resolución N° 7 de 1997, del Servicio Agrícola y Ganadero, y sus modificaciones
 – Miles de $ — 262.898

02 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575
 – Miles de $ — 4.040

MINISTERIO DE AGRICULTURA

Servicio Agrícola y Ganadero

Programa Desarrollo Ganadero

PARTIDA	:	13
CAPÍTULO	:	04
PROGRAMA	:	05

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**12.790.878**
09			**APORTE FISCAL**		**12.790.858**
	01		**Libre**		**12.790.858**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10		**Ingresos por Percibir**		**10**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**12.790.878**
21			**GASTOS EN PERSONAL**	01	**8.211.181**
22			**BIENES Y SERVICIOS DE CONSUMO**	02	**3.989.514**
24			**TRANSFERENCIAS CORRIENTES**		**427.484**
	01		**Al Sector Privado**		**416.349**
		001	Programa Tuberculosis Bovina	03	416.349
	07		**A Organismos Internacionales**		**11.135**
		005	Comité Veterinario Permanente del Cono Sur (CVP)	04	11.135
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**162.689**
	04		**Mobiliario y Otros**		**15.450**
	05		**Máquinas y Equipos**		**14.935**
	06		**Equipos Informáticos**		**10.300**
	07		**Programas Informáticos**		**122.004**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Incluye :
- a) Dotación máxima de personal — 291
- b) Horas extraordinarias año
  - – Miles de $ — 129.794
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 451.810
  - – En el exterior en Miles de $ — 53.015
- d) Convenios con personas naturales
  - – Miles de $ — 1.903.927
- e) Para cumplimiento Resolución Nº 7 de 1997, del Servicio Agrícola y Ganadero, y sus modificaciones
  - – Miles de $ — 21.168

02 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 37.438

03 a) Incluye $ 234.804 miles para ser utilizados en investigación y otras acciones tendientes a generar instancias de innovación y cooperación público-privada, que contribuyan a la ejecución y difusión del Programa Oficial de Control y Erradicación de la Tuberculosis Bovina.
b) Incluye $ 181.545 miles para ser utilizados en acciones del Programa Oficial de Trazabilidad Animal. Con cargo a estos recursos se podrán efectuar gastos en bienes y servicios de consumo por hasta $ 9.077 miles.

Con cargo a esta asignación se podrán transferir recursos a entidades públicas o privadas, los que no ingresarán a sus presupuestos tratándose de Instituciones incluidas en esta ley.

04 Deberá enviarse un informe trimestral a las Comisiones de Agricultura de ambas Cámaras, respecto de los avances que se registren en el Comité Veterinario Permanente (CVP).

MINISTERIO DE AGRICULTURA

Servicio Agrícola y Ganadero

Vigilancia y Control Silvoagrícola

PARTIDA : 13
CAPÍTULO : 04
PROGRAMA : 06

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**23.175.991**
09			**APORTE FISCAL**		**23.175.971**
	01		**Libre**		**23.175.971**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10		**Ingresos por Percibir**		**10**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**23.175.991**
21			**GASTOS EN PERSONAL**	01	**13.274.038**
22			**BIENES Y SERVICIOS DE CONSUMO**	02	**9.845.108**
24			**TRANSFERENCIAS CORRIENTES**		**30.055**
	07		**A Organismos Internacionales**		**30.055**
		603	Comité de Sanidad Vegetal del Cono Sur		30.055
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**26.780**
	04		**Mobiliario y Otros**		**10.300**
	05		**Máquinas y Equipos**		**16.480**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Incluye :
a) Dotación máxima de personal 576
b) Horas extraordinarias año
– Miles de $ 222.093
c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 716.546
– En el exterior en Miles de $ 28.832
d) Convenios con personas naturales
– Miles de $ 3.861.299

02 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 13.745

MINISTERIO DE AGRICULTURA

Servicio Agrícola y Ganadero

Programa de Controles Fronterizos (01)

PARTIDA	: 13
CAPÍTULO	: 04
PROGRAMA	: 07

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**12.716.014**
09		**APORTE FISCAL**		**12.716.004**
	01	**Libre**		**12.716.004**
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**12.716.014**
21		**GASTOS EN PERSONAL**	02	**9.871.859**
22		**BIENES Y SERVICIOS DE CONSUMO**	03	**2.356.853**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**487.292**
	04	**Mobiliario y Otros**		**60.707**
	05	**Máquinas y Equipos**		**157.899**
	99	**Otros Activos no Financieros**		**268.686**
34		**SERVICIO DE LA DEUDA**		**10**
	07	**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 3

02 Incluye :

a) Dotación máxima de personal — 351

b) Horas extraordinarias año
– Miles de $ — 1.557.604

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 1.583.431
– En el exterior en Miles de $ — 166.069

d) Convenios con personas naturales
– Miles de $ — 1.894.916

e) Para cumplimiento Resolución Nº 7 de 1997, del Servicio Agrícola y Ganadero, y sus modificaciones
– Miles de $ — 248.495

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 102.334

MINISTERIO DE AGRICULTURA

Servicio Agrícola y Ganadero

Programa Gestión y Conservación de Recursos Naturales Renovables

PARTIDA	:	13
CAPÍTULO	:	04
PROGRAMA	:	08

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		**16.861.395**
09		**APORTE FISCAL**		**16.861.375**
	01	**Libre**		**16.861.375**
12		**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10	**Ingresos por Percibir**		**10**
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**16.861.395**
21		**GASTOS EN PERSONAL**	**01**	**4.603.236**
22		**BIENES Y SERVICIOS DE CONSUMO**	**02**	**537.414**
24		**TRANSFERENCIAS CORRIENTES**		**11.668.205**
	01	**Al Sector Privado**		**11.668.205**
	404	Sistema de Incentivos Ley N° 20.412	03	11.668.205
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**52.530**
	04	**Mobiliario y Otros**		**4.120**
	05	**Máquinas y Equipos**		**25.750**
	99	**Otros Activos no Financieros**		**22.660**
34		**SERVICIO DE LA DEUDA**		**10**
	07	**Deuda Flotante**		**10**

GLOSAS :

01 Incluye :
a) Dotación máxima de personal — 221
b) Horas extraordinarias año
– Miles de $ — 27.737
c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 201.413
– En el exterior en Miles de $ — 10.811
d) Convenios con personas naturales
– Miles de $ — 18.228

02 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 22.445

03 a) Con cargo a estos recursos se podrán efectuar los gastos de operación que genere la ejecución de este programa, incluyendo personal y bienes y servicios de consumo hasta por $ 466.728 miles, incluidos convenios con personas naturales, las que podrán tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. N° 799 de 1974, y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de tales funciones.
Podrán financiarse gastos asociados al monitoreo, control y evaluación del Programa.
b) Deberá enviarse a las respectivas comisiones temáticas de la Cámara de Diputados y del Senado, a lo menos semestralmente, una lista en formato digital de los montos entregados y la identificación de los predios y las personas naturales o jurídicas beneficiadas, señalando, en el caso de estas últimas, las personas naturales que las componen.
c) Para la asignación de los recursos incluidos en este programa, podrá considerarse como factor de distribución el carácter de suelo degradado del secano costero, de conformidad con el Decreto Supremo N° 51, de 2012, del Ministerio de Agricultura.

MINISTERIO DE AGRICULTURA
Servicio Agrícola y Ganadero
Laboratorios (01)

PARTIDA	:	13
CAPÍTULO	:	04
PROGRAMA	:	09

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**5.646.034**
07		**INGRESOS DE OPERACIÓN**		**1.612.359**
09		**APORTE FISCAL**		**4.033.665**
	01	Libre		4.033.665
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**5.646.034**
21		**GASTOS EN PERSONAL**	02	**3.701.094**
22		**BIENES Y SERVICIOS DE CONSUMO**	03	**1.706.124**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**238.806**
	04	Mobiliario y Otros		15.450
	05	Máquinas y Equipos		214.498
	99	Otros Activos no Financieros		8.858
34		**SERVICIO DE LA DEUDA**		**10**
	07	Deuda Flotante		10

GLOSAS :

01	Dotación máxima de vehículos	4
02	Incluye :	
	a) Dotación máxima de personal	189
	b) Horas extraordinarias año	
	– Miles de $	16.556
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	497.586
	– En el exterior en Miles de $	3.442
	d) Convenios con personas naturales	
	– Miles de $	192.607
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	9.650

MINISTERIO DE AGRICULTURA

Corporación Nacional Forestal

Corporación Nacional Forestal (01)

PARTIDA	:	13
CAPÍTULO	:	05
PROGRAMA	:	01

Sub-Título	Ítem	Asig.	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**17.547.888**
09			**APORTE FISCAL**		**17.547.848**
	01		**Libre**		**17.547.848**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**20**
	03		**Vehículos**		**10**
	04		**Mobiliario y Otros**		**10**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10		**Ingresos por Percibir**		**10**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**17.547.888**
21			**GASTOS EN PERSONAL**	02	**12.577.245**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**4.840.318**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**10**
	01		**Al Sector Privado**		**10**
		006	Otras Transferencias		10
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**130.295**
	05		**Máquinas y Equipos**		**61.800**
	06		**Equipos Informáticos**		**58.195**
	07		**Programas Informáticos**		**10.300**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01	Dotación máxima de vehículos	143
02	Incluye :	
	a) Dotación máxima de personal	689
	b) Horas extraordinarias año	
	– Miles de $	106.136
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	295.072
	– En el exterior en Miles de $	6.546
	d) Convenios con personas naturales	
	– Miles de $	78.479
	e) Jornales Transitorios	
	– Miles de $	43.094
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	67.383

MINISTERIO DE AGRICULTURA

Corporación Nacional Forestal

Programa de Manejo de Fuego (01, 02)

PARTIDA	:	13
CAPÍTULO	:	05
PROGRAMA	:	03

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		17.797.133
09		APORTE FISCAL		17.797.113
	01	Libre		17.797.113
12		RECUPERACIÓN DE PRÉSTAMOS		10
	10	Ingresos por Percibir		10
15		SALDO INICIAL DE CAJA		10
		GASTOS		17.797.133
21		GASTOS EN PERSONAL	03	8.050.273
22		BIENES Y SERVICIOS DE CONSUMO	04	9.294.773
23		PRESTACIONES DE SEGURIDAD SOCIAL		10
	03	Prestaciones Sociales del Empleador		10
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		452.067
	03	Vehículos		266.770
	05	Máquinas y Equipos		90.125
	06	Equipos Informáticos		33.887
	07	Programas Informáticos		61.285
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos — 80

02 Antes del 31 de marzo de 2015 la Corporación Nacional Forestal deberá enviar a la Comisión Especial Mixta de Presupuestos un informe que dé cuenta del personal, remuneraciones, casetas de vigilancia y equipamiento para combatir y prevenir los incendios forestales a nivel nacional, tomando en cuenta todos los Parques Nacionales y áreas protegidas bajo la tutela de la Corporación.

03 Incluye :

a) Dotación máxima de personal — 220

b) Horas extraordinarias año
– Miles de $ — 260.786

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 167.053
– En el exterior en Miles de $ — 3.799

d) Jornales Transitorios
– Miles de $ — 4.872.254

04 Anualmente CONAF informará acerca de los gastos que haya realizado por concepto de reintegros efectuados para compensar costos materiales u operacionales asumidos por municipios y Bomberos de Chile en el combate de incendios forestales.

MINISTERIO DE AGRICULTURA

Corporación Nacional Forestal

Áreas Silvestres Protegidas (01, 02, 03)

PARTIDA : 13
CAPÍTULO : 05
PROGRAMA : 04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**14.129.371**
07			**INGRESOS DE OPERACIÓN**		**7.106.717**
09			**APORTE FISCAL**		**7.022.634**
	01		**Libre**		**7.022.634**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10		**Ingresos por Percibir**		**10**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**14.129.371**
21			**GASTOS EN PERSONAL**	**04**	**10.079.037**
22			**BIENES Y SERVICIOS DE CONSUMO**		**3.303.728**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**417.777**
	01		**Al Sector Privado**		**417.777**
		411	Jardín Botánico	05	173.585
		532	Proyectos de Desarrollo Sustentable	06	244.192
31			**INICIATIVAS DE INVERSIÓN**		**328.809**
	01		**Estudios Básicos**		**212.098**
	02		**Proyectos**		**116.711**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 266

02 Se informará a la Comisión Especial Mixta de Presupuestos, trimestralmente, respecto a la habilitación de senderos ecoturísticos y de redes de servicios en los SNASPE, ya sea con gastos públicos o con aportes.

03 Trimestralmente la Conaf, en su calidad de organismo administrador de las áreas silvestres protegidas del Estado, informará a las Comisiones de Medio Ambiente de ambas Cámaras respecto de los concursos, licitaciones, concesiones o proyectos con recursos privados que se contemple ejecutar en algunas de tales áreas en el transcurso del semestre venidero, explicitando su justificación y su objetivo.

04 Incluye :

a) Dotación máxima de personal 544

b) Horas extraordinarias año
– Miles de $ 66.961

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 234.212
– En el exterior en Miles de $ 2.976

d) Jornales Transitorios
– Miles de $ 1.933.378

Se deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos el número de Jornales Transitorios, individualizados por su RUT y el tipo de labores que realizan.

05 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral, sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

06 Se deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos la ejecución de los recursos, las acciones a desarrollar, metas y plazos de dicho proyecto. Adicionalmente, se enviará el contenido del Programa a ejecutarse antes del 31 de enero del año 2015.

MINISTERIO DE AGRICULTURA

Corporación Nacional Forestal

Gestión Forestal (01)

PARTIDA : 13
CAPÍTULO : 05
PROGRAMA : 05

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**17.164.481**
07		**INGRESOS DE OPERACIÓN**		**2.403.508**
09		**APORTE FISCAL**		**14.760.953**
	01	**Libre**		**14.760.953**
12		**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10	**Ingresos por Percibir**		**10**
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**17.164.481**
21		**GASTOS EN PERSONAL**	02	**10.985.589**
22		**BIENES Y SERVICIOS DE CONSUMO**		**5.086.205**
23		**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03	**Prestaciones Sociales del Empleador**		**10**
24		**TRANSFERENCIAS CORRIENTES**		**1.023.657**
	01	**Al Sector Privado**		**1.023.657**
	001	Fondo para Investigación Ley Bosque Nativo	03	923.202
	370	Proyecto Bosque Modelo	04	100.455
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**69.010**
	06	**Equipos Informáticos**		**30.900**
	07	**Programas Informáticos**		**27.810**
	99	**Otros Activos no Financieros**		**10.300**
34		**SERVICIO DE LA DEUDA**		**10**
	07	**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 66

02 Incluye :
- a) Dotación máxima de personal — 458
- b) Horas extraordinarias año
  - – Miles de $ — 179.736
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 734.524
  - – En el exterior en Miles de $ — 8.180
- d) Jornales Transitorios
  - – Miles de $ — 1.271.746

Se deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos el número de Jornales Transitorios, individualizados por su RUT y el tipo de labores que realizan.

03 Con cargo a este Fondo se podrán comprometer hasta $ 879.585 miles, para financiar proyectos de investigación. Los proyectos que se realicen con cargo a esta transferencia deberán asignarse de acuerdo a la normativa vigente en la materia. La institución podrá ejecutar gastos en bienes y servicios de consumo relacionados con la ejecución de esta transferencia hasta por $ 64.066 miles.

04 Se deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos la ejecución de los recursos, las acciones a desarrollar, metas y plazos de dicho proyecto. Adicionalmente, se enviará el contenido del Programa a ejecutarse antes del 31 de enero del año 2015.

MINISTERIO DE AGRICULTURA
Corporación Nacional Forestal
Programa de Arborización Urbana (01, 02)

PARTIDA : 13
CAPÍTULO : 05
PROGRAMA : 06

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		5.137.867
09		APORTE FISCAL		5.137.857
	01	Libre		5.137.857
15		SALDO INICIAL DE CAJA		10
		GASTOS		5.137.867
21		GASTOS EN PERSONAL	03	2.096.475
22		BIENES Y SERVICIOS DE CONSUMO		3.041.382
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos 21

02 La Corporación Nacional Forestal deberá informar antes del 31 de marzo del año 2015 las comunas en que se implementará el programa, señalando la inversión que se efectuará en cada una de ellas, así como el gasto en jornales transitorios que hayan sido contratados al efecto.
Trimestralmente se deberá informar los avances del programa, en forma regionalizada.

03 Incluye :
a) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 192.245
– En el exterior en Miles de $ 10
b) Convenios con personas naturales
– Miles de $ 299.219
c) Jornales Transitorios
– Miles de $ 1.605.001

MINISTERIO DE AGRICULTURA

Comisión Nacional de Riego

Comisión Nacional de Riego (01, 02)

PARTIDA	:	13
CAPÍTULO	:	06
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**10.998.849**
07			**INGRESOS DE OPERACIÓN**		**10**
08			**OTROS INGRESOS CORRIENTES**		**84.501**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**71.292**
	02		**Multas y Sanciones Pecuniarias**		**13.199**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**10.914.328**
	01		**Libre**		**10.914.328**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**10.998.849**
21			**GASTOS EN PERSONAL**	03	**4.025.434**
22			**BIENES Y SERVICIOS DE CONSUMO**	04	**892.984**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**1.499.680**
	03		**A Otras Entidades Públicas**		**1.499.680**
		051	Programa Construcción y Rehabilitación Obras de Riego (Ley Nº 18.450)	05	1.499.680
25			**INTEGROS AL FISCO**		**10**
	01		**Impuestos**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**428.139**
	03		**Vehículos**		**31.889**
	04		**Mobiliario y Otros**		**7.365**
	05		**Máquinas y Equipos**		**5.608**
	06		**Equipos Informáticos**		**84.798**
	07		**Programas Informáticos**	06	**298.479**
31			**INICIATIVAS DE INVERSIÓN**		**3.122.582**
	01		**Estudios Básicos**		**2.140.766**
	02		**Proyectos**		**487.212**
	03		**Programas de Inversión**		**494.604**
33			**TRANSFERENCIAS DE CAPITAL**		**1.030.000**
	02		**Al Gobierno Central**		**1.030.000**
		004	INDAP - Ley de Fomento al Riego		1.030.000
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 12

02 El Ministerio de Agricultura dará cuenta, trimestralmente, a la Comisión Especial Mixta de Presupuestos sobre la ejecución de este presupuesto cuando se refiera a estudios u obras ejecutadas o por ejecutarse en las regiones, con informaciones sobre las transferencias realizadas y su aplicación al financiamiento de planes, programas y proyectos en la respectiva Región.

03 Incluye :

a) Dotación máxima de personal — 158

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones. Dicho personal no podrá exceder de 20 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 18.082

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 67.411

– En el exterior en Miles de $ — 6.365

d) Convenios con personas naturales

– Miles de $ — 258.533

Incluye los recursos para contratar profesionales y técnicos de apoyo operativo, los que podrán tener la calidad de Agente Público para efectos de lo dispuesto en el D.L. N° 799 de 1974, y para perseguir la responsabilidad administrativa y penal que pueda derivarse del ejercicio de tales funciones.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas — 6

– Miles de $ — 91.041

04 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ — 23.185

05 a) Con cargo a esta asignación se podrá transferir recursos a entidades tanto públicas como privadas.

b) Incluye hasta $ 772.500 miles que serán destinados a la Dirección de Obras Hidráulicas del Ministerio de Obras Públicas para gastos de operación de la Ley N° 18.450, a través de sus Direcciones Regionales, mediante convenio que se firme para tal efecto.

c) No podrá financiarse con estos recursos, gastos permanentes de las instituciones suscriptoras de los convenios y/o cualquier otro gasto que no esté directamente asociado a la ejecución específica de las acciones contenidas en los mismos.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 14

MINISTERIO DE BIENES NACIONALES

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Bienes Nacionales

Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	37.065.830
06	Rentas de la Propiedad	7.045.508
07	Ingresos de Operación	875.582
08	Otros Ingresos Corrientes	273.998
09	Aporte Fiscal	10.282.844
10	Venta de Activos No Financieros	18.521.756
12	Recuperación de Préstamos	65.142
15	Saldo Inicial de Caja	1.000
	GASTOS	37.065.830
21	Gastos en Personal	12.879.773
22	Bienes y Servicios de Consumo	4.483.142
23	Prestaciones de Seguridad Social	11
24	Transferencias Corrientes	2.131.980
25	Integros al Fisco	4.648.954
29	Adquisición de Activos No Financieros	671.890
31	Iniciativas de Inversión	107.523
32	Préstamos	60.073
33	Transferencias de Capital	12.081.484
34	Servicio de la Deuda	1.000

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Bienes Nacionales
Miles de $

Sub-Título	Clasificación Económica	Subsecretaría de Bienes Nacionales
	INGRESOS	37.065.830
06	Rentas de la Propiedad	7.045.508
07	Ingresos de Operación	875.582
08	Otros Ingresos Corrientes	273.998
09	Aporte Fiscal	10.282.844
10	Venta de Activos No Financieros	18.521.756
12	Recuperación de Préstamos	65.142
15	Saldo Inicial de Caja	1.000
	GASTOS	37.065.830
21	Gastos en Personal	12.879.773
22	Bienes y Servicios de Consumo	4.483.142
23	Prestaciones de Seguridad Social	11
24	Transferencias Corrientes	2.131.980
25	Integros al Fisco	4.648.954
29	Adquisición de Activos No Financieros	671.890
31	Iniciativas de Inversión	107.523
32	Préstamos	60.073
33	Transferencias de Capital	12.081.484
34	Servicio de la Deuda	1.000

MINISTERIO DE BIENES NACIONALES

Subsecretaría de Bienes Nacionales

Subsecretaría de Bienes Nacionales (01)

PARTIDA	:	14
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		10.250.576
06		RENTAS DE LA PROPIEDAD		1.842.754
08		OTROS INGRESOS CORRIENTES		273.998
	01	Recuperaciones y Reembolsos por Licencias Médicas		163.086
	99	Otros		110.912
09		APORTE FISCAL		8.132.824
	01	Libre		8.132.824
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		10.250.576
21		GASTOS EN PERSONAL	02	7.144.141
22		BIENES Y SERVICIOS DE CONSUMO	03	2.323.783
23		PRESTACIONES DE SEGURIDAD SOCIAL		11
	03	Prestaciones Sociales del Empleador		11
25		INTEGROS AL FISCO		2.228
	01	Impuestos		2.228
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		671.890
	03	Vehículos		61.108
	04	Mobiliario y Otros		44.751
	05	Máquinas y Equipos		44.471
	06	Equipos Informáticos		161.188
	07	Programas Informáticos	04	360.372
31		INICIATIVAS DE INVERSIÓN		107.523
	01	Estudios Básicos		107.523
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000

GLOSAS :

01 Dotación máxima de vehículos — 40

02 Incluye :
- a) Dotación máxima de personal — 309
- b) Horas extraordinarias año
  - Miles de $ — 50.742
- c) Autorización máxima para gastos en viáticos
  - En territorio nacional en Miles de $ — 112.983
  - En el exterior en Miles de $ — 7.487
- d) Convenios con personas naturales
  - Miles de $ — 1.202.507
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - Nº de personas — 21
  - Miles de $ — 202.325

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ — 78.898

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE BIENES NACIONALES

Subsecretaría de Bienes Nacionales

Regularización de la Propiedad Raíz

PARTIDA	:	14
CAPÍTULO	:	01
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**2.769.499**
06			**RENTAS DE LA PROPIEDAD**		**1.687.917**
07			**INGRESOS DE OPERACIÓN**		**875.582**
09			**APORTE FISCAL**		**206.000**
	01		**Libre**		**206.000**
			GASTOS		**2.769.499**
21			**GASTOS EN PERSONAL**	**01**	**1.224.673**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02, 03**	**1.338.826**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**206.000**
	01		**Al Sector Privado**		**206.000**
		007	Regularización Rezago de la Pequeña Propiedad Raíz		206.000

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 58

b) Horas extraordinarias año
– Miles de $ — 1.359

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 44.288

d) Convenios con personas naturales
– Miles de $ — 66.706

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 1
– Miles de $ — 14.832

02 Con cargo a los recursos dispuestos para la regularización de títulos de dominio, se regularizarán las ocupaciones que se constaten a través de veranadas, cuyas solicitudes correspondientes cumplan con todos los requisitos establecidos en la normativa vigente.
Las regularizaciones de títulos, ventas directas y concesiones de tierras, deberán resguardar las servidumbres de paso y franjas de sendas y caminos para el Fisco.

03 Las disposiciones de la ley N° 19.776 serán aplicables a los herederos de las personas señaladas en el número 1° del artículo 1° de dicha ley, en la medida que cumplan los demás requisitos legales.
Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de la aplicación de la Ley N° 19.776 y de su cobertura, así como la revisión de los casos archivados o denegados.

04 De acuerdo a las características del programa a ejecutar, se podrán efectuar todo tipo de gastos, incluso de personal.

MINISTERIO DE BIENES NACIONALES

Subsecretaría de Bienes Nacionales

Administración de Bienes (01, 02, 03, 04)

PARTIDA	:	14
CAPÍTULO	:	01
PROGRAMA	:	04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**21.242.019**
06			**RENTAS DE LA PROPIEDAD**		**1.275.541**
09			**APORTE FISCAL**		**1.379.580**
	01		**Libre**		**1.379.580**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**18.521.756**
	01		**Terrenos**	05, 06	**18.521.756**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**65.142**
	09		**Por Ventas a Plazo**		**65.142**
			GASTOS		**21.242.019**
21			**GASTOS EN PERSONAL**	07	**2.344.547**
22			**BIENES Y SERVICIOS DE CONSUMO**		**183.209**
24			**TRANSFERENCIAS CORRIENTES**	08	**1.925.980**
	01		**Al Sector Privado**		**1.925.980**
		002	Gestión y Normalización de Inmuebles		252.697
		003	Normalización de la Cartera de Postulaciones a Propiedad Fiscal		408.250
		004	Gestión de Propiedad Fiscal en relación a los pueblos indígenas		787.793
		005	Puesta en Valor del Territorio Fiscal		386.600
		009	Recuperación y Fortalecimiento de Rutas Patrimoniales		90.640
25			**INTEGROS AL FISCO**		**4.646.726**
	99		**Otros Integros al Fisco**		**4.646.726**
32			**PRÉSTAMOS**		**60.073**
	09		**Por Ventas a Plazo**		**60.073**
33			**TRANSFERENCIAS DE CAPITAL**	09	**12.081.484**
	02		**Al Gobierno Central**		**12.081.484**
		001	Gobierno Regional Región I		1.888.214
		002	Gobierno Regional Región II		5.556.905
		003	Gobierno Regional Región III		504.893
		004	Gobierno Regional Región IV		215.479
		005	Gobierno Regional Región V		1.121.456
		006	Gobierno Regional Región VI		80.719
		007	Gobierno Regional Región VII		272.922
		008	Gobierno Regional Región VIII		257.665
		009	Gobierno Regional Región IX		150.671
		010	Gobierno Regional Región X		691.633
		011	Gobierno Regional Región XI		2.285
		012	Gobierno Regional Región XII		264.882
		013	Gobierno Regional Región Metropolitana de Santiago		422.065
		014	Gobierno Regional Región XIV		143.141
		015	Gobierno Regional Región XV		508.554

GLOSAS :

01 El Ministerio de Bienes Nacionales deberá informar semestralmente, dentro de los 30 días siguientes al término del referido semestre, a la Comisión Mixta de Presupuestos sobre las concesiones turísticas otorgadas en el Sistema de Áreas Silvestres Protegidas del Estado.

02 Antes del 31 de enero de 2015 el Ministerio de Bienes Nacionales deberá informar a la Comisión Especial Mixta de Presupuestos la meta que pretende alcanzar dicha cartera en materia de normalización de postulaciones a la propiedad fiscal. Asimismo, informará trimestralmente, dentro de los 30 días siguientes al término del trimestre respectivo, a la precitada Comisión sobre los avances en la implementación del citado programa.

03 El Ministerio informará trimestralmente a la Comisión Mixta de Presupuestos acerca de los terrenos fiscales que se soliciten en venta o concesión para la instalación de proyectos de Energías Renovables no convencionales que hace remisión la ley Nº 20.257, indicando aquellos que correspondan a peticiones de cooperativas y comunidades.

04 Antes del 31 de marzo de 2015 el Ministerio de Bienes Nacionales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe sobre el proyecto de normalización de la Cartera de Postulantes a Propiedad Fiscal consolidado sobre la e jecución del año 2014 y que dé cuenta, además, de las metas para el año 2015 y los recursos asociados a ello.

05 El Ministerio de Bienes Nacionales deberá remitir a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, un informe trimestral de las ventas de propiedades fiscales realizadas por esa Secretaría de Estado al 30 de septiembre del año 2015, en el cual se detalle para cada operación el inmueble vendido, el mecanismo de enajenación, el comprador, el avalúo fiscal y el valor de venta efectivo. Dicha información será remitida dentro de los treinta días siguientes a la fecha señalada.
Del mismo modo, deberá remitir, antes del 31 de enero de 2015, a las Comisiones señaladas en el inciso precedente y a los Servicios de Vivienda y Urbanismo respectivos, un listado de los terrenos de que disponga ubicados en el radio urbano, desagregados por comuna.

06 Las ventas de terrenos efectuadas por el Ministerio de Bienes Nacionales se realizarán preferentemente mediante licitación pública, en cuyo caso se deberá garantizar la adecuada difusión del proceso de venta.

07 Incluye :

a) Dotación máxima de personal	105
b) Horas extraordinarias año	
– Miles de $	1.233
c) Autorización máxima para gastos en viáticos	
– En territorio nacional en Miles de $	49.202
d) Convenios con personas naturales	
– Miles de $	82.014
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
– Nº de personas	1
– Miles de $	14.832

08 De acuerdo a las características del programa a ejecutar, se podrán efectuar todo tipo de gastos, incluso de personal.

09 Los gastos por concepto de subdivisiones y servicios de tasación y mensura necesarios para la materialización de ventas, concesiones onerosas y licitaciones públicas de terrenos fiscales en la respectiva región, se podrán ejecutar con cargo a este subtítulo.
El Ministerio de Bienes Nacionales informará trimestralmente a la Comisión Especial Mixta de Presupuestos respecto de la licitación de terrenos para el establecimiento de la Zona Franca, y sobre los casos pendientes de aplicación de la ley Nº 19.776.

MINISTERIO DE BIENES NACIONALES

Subsecretaría de Bienes Nacionales

Catastro

PARTIDA	:	14
CAPÍTULO	:	01
PROGRAMA	:	05

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		2.803.736
06		RENTAS DE LA PROPIEDAD		2.239.296
09		APORTE FISCAL		564.440
	01	Libre		564.440
		GASTOS		2.803.736
21		GASTOS EN PERSONAL	01	2.166.412
22		BIENES Y SERVICIOS DE CONSUMO		637.324

GLOSAS :

01 Incluye :

a) Dotación máxima de personal	96
b) Horas extraordinarias año	
– Miles de $	1.317
c) Autorización máxima para gastos en viáticos	
– En territorio nacional en Miles de $	36.503
d) Convenios con personas naturales	
– Miles de $	34.649
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
– N° de personas	1
– Miles de $	14.832

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 15

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Trabajo y Previsión Social

Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	6.808.191.843
04	Imposiciones Previsionales	408.947.359
05	Transferencias Corrientes	113.154.096
06	Rentas de la Propiedad	8.550.949
07	Ingresos de Operación	4.877.246
08	Otros Ingresos Corrientes	94.409.407
09	Aporte Fiscal	6.035.979.689
10	Venta de Activos No Financieros	162.009
11	Venta de Activos Financieros	75.658.110
12	Recuperación de Préstamos	53.097.150
14	Endeudamiento	1.533.878
15	Saldo Inicial de Caja	11.821.950
	GASTOS	6.808.191.843
21	Gastos en Personal	155.219.123
22	Bienes y Servicios de Consumo	104.547.291
23	Prestaciones de Seguridad Social	5.637.100.272
24	Transferencias Corrientes	743.691.698
25	Integros al Fisco	144.664
29	Adquisición de Activos No Financieros	7.077.608
30	Adquisición de Activos Financieros	80.572.843
32	Préstamos	66.472.338
34	Servicio de la Deuda	1.898.324
35	Saldo Final de Caja	11.467.682

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Trabajo y Previsión Social – Servicios del Trabajo

Miles de $

Sub-Título	Clasificación Económica	Subsecretaría del Trabajo	Dirección del Trabajo	Subsecretaría de Previsión Social	Dirección General de Crédito Prendario
	INGRESOS	22.459.477	58.528.778	8.317.311	47.257.218
05	Transferencias Corrientes	4.069.501	–	–	–
06	Rentas de la Propiedad	–	–	–	7.214.867
07	Ingresos de Operación	–	515.000	–	3.642.263
08	Otros Ingresos Corrientes	52.108	1.660.972	29.961	126.588
09	Aporte Fiscal	18.281.493	56.190.579	8.280.700	–
10	Venta de Activos No Financieros	6.365	114.227	5.150	1.242
11	Venta de Activos Financieros	–	–	–	553.162
12	Recuperación de Préstamos	–	–	–	35.599.699
14	Endeudamiento	–	–	–	–
15	Saldo Inicial de Caja	50.010	48.000	1.500	119.397
	GASTOS	22.459.477	58.528.778	8.317.311	47.257.218
21	Gastos en Personal	4.822.514	45.634.766	2.704.278	5.256.553
22	Bienes y Servicios de Consumo	2.397.238	10.633.447	1.845.186	2.750.615
24	Transferencias Corrientes	14.889.111	–	2.139.534	1.724
25	Integros al Fisco	144	–	–	144.506
29	Adquisición de Activos No Financieros	346.460	2.208.565	75.209	344.743
30	Adquisición de Activos Financieros	–	–	–	553.162
32	Préstamos	–	–	–	38.084.518
34	Servicio de la Deuda	2.000	4.000	1.552.104	2.000
35	Saldo Final de Caja	2.010	48.000	1.000	119.397

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Trabajo y Previsión Social – Servicios del Trabajo

Miles de $

Sub-Título	Clasificación Económica	Servicio Nacional de Capacitación y Empleo	Superintendencia de Seguridad Social	Superintendencia de Pensiones	Subtotal Bruto 1
	INGRESOS	245.384.590	11.026.647	13.235.293	406.209.314
05	Transferencias Corrientes	47.423.781	–	–	51.493.282
06	Rentas de la Propiedad	–	–	–	7.214.867
07	Ingresos de Operación	291.820	–	106	4.449.189
08	Otros Ingresos Corrientes	546.415	76.914	77.910	2.570.868
09	Aporte Fiscal	195.302.489	10.948.733	13.155.777	302.159.771
10	Venta de Activos No Financieros	22.279	–	–	149.263
11	Venta de Activos Financieros	–	–	–	553.162
12	Recuperación de Préstamos	–	–	–	35.599.699
14	Endeudamiento	1.533.878	–	–	1.533.878
15	Saldo Inicial de Caja	263.928	1.000	1.500	485.335
	GASTOS	245.384.590	11.026.647	13.235.293	406.209.314
21	Gastos en Personal	12.333.715	9.288.886	7.958.176	87.998.888
22	Bienes y Servicios de Consumo	7.421.833	1.706.734	1.756.793	28.511.846
24	Transferencias Corrientes	224.314.710	10.265	3.450.920	244.806.264
25	Integros al Fisco	–	–	14	144.664
29	Adquisición de Activos No Financieros	1.229.662	19.762	67.890	4.292.291
30	Adquisición de Activos Financieros	–	–	–	553.162
32	Préstamos	–	–	–	38.084.518
34	Servicio de la Deuda	74.670	500	500	1.635.774
35	Saldo Final de Caja	10.000	500	1.000	181.907

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Trabajo y Previsión Social – Cajas de Previsión

Miles de $

Sub-Título	Clasificación Económica	Instituto de Previsión Social	Instituto de Seguridad Laboral	Caja de Previsión de la Defensa Nacional	Dirección de Previsión de Carabineros de Chile	Subtotal Bruto 2
	INGRESOS	4.579.352.439	77.122.319	1.076.622.125	668.885.646	6.401.982.529
04	Imposiciones Previsionales	74.770.148	67.915.524	141.581.554	124.680.133	408.947.359
05	Transferencias Corrientes	49.748.300	306.011	268.936	11.337.567	61.660.814
06	Rentas de la Propiedad	166.387	56.130	699.113	414.452	1.336.082
07	Ingresos de Operación	224.089	–	–	203.968	428.057
08	Otros Ingresos Corrientes	34.173.865	4.948.771	49.747.050	2.968.853	91.838.539
09	Aporte Fiscal	4.359.687.277	2.825.370	870.980.666	500.326.605	5.733.819.918
10	Venta de Activos No Financieros	12.731	–	–	15	12.746
11	Venta de Activos Financieros	49.326.792	984.738	12.483.888	12.309.530	75.104.948
12	Recuperación de Préstamos	242.850	–	710.918	16.543.683	17.497.451
15	Saldo Inicial de Caja	11.000.000	85.775	150.000	100.840	11.336.615
	GASTOS	4.579.352.439	77.122.319	1.076.622.125	668.885.646	6.401.982.529
21	Gastos en Personal	47.093.843	8.619.194	7.542.836	3.964.362	67.220.235
22	Bienes y Servicios de Consumo	66.278.950	3.998.816	2.889.134	2.868.545	76.035.445
23	Prestaciones de Seguridad Social	4.096.774.828	51.141.602	915.261.335	573.922.507	5.637.100.272
24	Transferencias Corrientes	304.424.723	11.622.057	124.970.944	57.867.710	498.885.434
29	Adquisición de Activos No Financieros	1.037.246	564.007	567.161	616.903	2.785.317
30	Adquisición de Activos Financieros	52.696.137	1.040.868	13.320.741	12.961.935	80.019.681
32	Préstamos	36.712	–	11.807.424	16.543.684	28.387.820
34	Servicio de la Deuda	10.000	50.000	112.550	90.000	262.550
35	Saldo Final de Caja	11.000.000	85.775	150.000	50.000	11.285.775

MINISTERIO DEL TRABAJO
Y PREVISIÓN SOCIAL
Subsecretaría del Trabajo
Subsecretaría del Trabajo (01)

PARTIDA : 15
CAPÍTULO : 01
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**9.987.489**
08			**OTROS INGRESOS CORRIENTES**		**52.108**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**51.500**
	99		**Otros**		**608**
09			**APORTE FISCAL**		**9.879.016**
	01		**Libre**		**9.879.016**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**6.365**
	03		**Vehículos**		**6.365**
15			**SALDO INICIAL DE CAJA**		**50.000**
			GASTOS		**9.987.489**
21			**GASTOS EN PERSONAL**	**02**	**4.434.513**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.285.069**
24			**TRANSFERENCIAS CORRIENTES**		**2.933.674**
	01		**Al Sector Privado**		**1.337.251**
		432	Programa Diálogo Social	04, 06, 07, 08, 12	380.820
		433	Programa Escuela de Formación Sindical	05, 06, 07, 08, 12	956.431
	03		**A Otras Entidades Públicas**		**1.596.423**
		261	Comisión del Sistema Nacional de Certificación de Competencias Laborales	09,11	1.596.423
25			**INTEGROS AL FISCO**		**144**
	01		**Impuestos**		**144**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**330.089**
	03		**Vehículos**		**24.720**
	04		**Mobiliario y Otros**		**19.445**
	05		**Máquinas y Equipos**		**41.565**
	06		**Equipos Informáticos**		**85.964**
	07		**Programas Informáticos**	**10**	**158.395**
34			**SERVICIO DE LA DEUDA**		**2.000**
	07		**Deuda Flotante**		**2.000**
35			**SALDO FINAL DE CAJA**		**2.000**

GLOSAS :

01 Dotación máxima de vehículos 20

02 Incluye :

a) Dotación máxima de personal 155

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación. Al personal que se desempeñe en la Subsecretaría en comisión de servicios, no le serán aplicables las limitaciones establecidas en el artículo 76 de la Ley N° 18.834.

El personal a contrata podrá desempeñar funciones de carácter directivo que se asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 8 funcionarios.

b) Horas extraordinarias año

– Miles de $ 59.001

c) Autorización máxima para gastos en viáticos
   - En territorio nacional en Miles de $ 47.868
   - En el exterior en Miles de $ 88.313

   Incluye $ 80.162 miles para el pago de viáticos a las personas que integren la delegación tripartita que asistirá a reuniones de la Organización Internacional del Trabajo.

d) Convenios con personas naturales
   - Miles de $ 933.580

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   - N° de personas 30
   - Miles de $ 299.362

03 Incluye :

a) Capacitación y perfeccionamiento, Ley N° 18.575
   - Miles de $ 67.458

b) Contratación de estudios e investigaciones
   - Miles de $ 921.621

   Incluye $ 70.598 miles para estudios que se realizarán con la Organización Internacional del Trabajo, los cuales se ejecutarán mediante un convenio entre el Ministerio del Trabajo y Previsión Social y dicho Organismo Internacional, aprobado por decreto del Ministerio del Trabajo y Previsión Social, el que será dictado bajo la fórmula "Por orden del Presidente de la República", a contar de la fecha de publicación de esta ley.

   Incluye $ 226.968 miles para estudios que deberán ser adjudicados mediante licitación pública conforme el procedimiento establecido en la ley N° 19.886 y su reglamento.

c) Incluye $ 57.555 miles para el pago de pasajes a las personas que integren la delegación tripartita que asistirá a reuniones de la Organización Internacional del Trabajo.

d) Incluye $ 566.500 miles para la realización de la Encuesta Longitudinal de la Primera Infancia.

04 La ejecución de este programa se efectuará conforme a los términos establecidos en el decreto N° 18, de 2009, del Ministerio del Trabajo y Previsión Social.

05 La ejecución de este programa se efectuará conforme a los términos establecidos en el decreto N° 16, de 2009, del Ministerio del Trabajo y Previsión Social.

06 La transferencia de recursos podrá materializarse a través de la contratación de servicios por medio de licitación pública, de acuerdo a la Ley N° 19.886 y su reglamento.

07 Los componentes o líneas de acción comprendidos en los Programas, así como los requisitos de acceso a estos y los demás procedimientos y modalidades a que estén afectos su determinación y desarrollo, podrán ser establecidos mediante uno o más decretos del Ministerio del Trabajo y Previsión Social, visados por la Dirección de Presupuestos, los que podrán ser dictados bajo la fórmula "Por Orden del Presidente de la República" a contar de la fecha de publicación de esta ley. Igual procedimiento se dispondrá para la aprobación o modificación, según correspondiere, de los convenios necesarios para la ejecución del Programa.

08 La Subsecretaría deberá publicar en su página web e informar trimestralmente a la Comisión Especial Mixta de Presupuestos de las actividades realizadas en este Programa, los contenidos curriculares del mismo, el monto de los recursos invertidos en cada actividad, las personas beneficiarias y las entidades receptoras o ejecutoras de esos recursos, y un informe con los resultados y logros obtenidos. Dicha información será remitida dentro de los treinta días siguientes al del término del respectivo trimestre.

   La Subsecretaría deberá anualmente publicar en su sitio web el informe sobre condiciones laborales en Chile emitido por la OIT.

09 En cumplimiento de lo dispuesto en la letra a) del artículo 10 de la Ley N° 20.267, el presupuesto de la Comisión será sancionado por resolución de la Subsecretaría del Trabajo, visado por la Dirección de Presupuestos, en el mes de diciembre de 2014.

   Durante los primeros ocho meses de ejecución de dicho presupuesto no regirán las limitaciones de financiamiento y destino de recursos a que se refiere la antes citada disposición legal.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.
11 La Comisión del Sistema Nacional de Certificación de Competencias Laborales deberá publicar en su página web e informar trimestralmente a la Comisión Especial Mixta de Presupuesto, acerca de las actividades realizadas, recursos invertidos y personas beneficiadas en virtud de esta asignación.
12 Antes del 31 de marzo de 2015, el Ministerio del Trabajo y Previsión Social enviará a la Comisión Especial Mixta de Presupuestos un informe con los lineamientos y acciones a ejecutar para superar la evaluación de estos Programas.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Subsecretaría del Trabajo

Proempleo

PARTIDA	:	15
CAPÍTULO	:	01
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**12.471.988**
05			**TRANSFERENCIAS CORRIENTES**		**4.069.501**
	02		**Del Gobierno Central**		**4.069.501**
	001		**Ley N° 20.595 y Sistema Chile Solidario**		**4.069.501**
09			**APORTE FISCAL**		**8.402.477**
	01		**Libre**		**8.402.477**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**12.471.988**
21			**GASTOS EN PERSONAL**	**01**	**388.001**
22			**BIENES Y SERVICIOS DE CONSUMO**		**112.169**
24			**TRANSFERENCIAS CORRIENTES**	**02, 03, 09**	**11.955.437**
	01		**Al Sector Privado**		**4.885.049**
		265	Programa Servicios Sociales	10	4.716.186
		267	Mejora a la empleabilidad para artesanos y artesanas tradicionales de zonas rurales	12	168.863
	03		**A Otras Entidades Públicas**		**7.070.388**
		260	Programa Bonificación a la Contratación de Mano de Obra	04	10
		263	Programa de Apoyo al Empleo Ley N° 20.595 y Sistema Chile Solidario	05, 06	1.624.589
		264	Programa Inversión en la Comunidad	07	5.141.937
		266	Programa Desarrollo Competencias Laborales Mujeres Ley N° 20.595 y Sistema Chile Solidario	05, 08	303.852
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**16.371**
	04		**Mobiliario y Otros**		**4.120**
	05		**Máquinas y Equipos**		**1.951**
	06		**Equipos Informáticos**		**8.755**
	07		**Programas Informáticos**	**11**	**1.545**
35			**SALDO FINAL DE CAJA**		**10**

GLOSAS :

01 Incluye :

a) Convenios con personas naturales
– Miles de $ 388.001
Para los efectos de la ejecución de este programa, se otorgará la calidad de agente público a 10 personas.

02 Previo a cualquier transferencia que se efectúe con fondos de este programa deberán hacerse públicos, a lo menos por la página web del organismo público que efectúa esta transferencia, los objetivos específicos del programa, haciendo especial referencia a las acciones programadas para alcanzarlos, los recursos humanos y materiales que involucra, los indicadores de avance y su periodicidad, existiendo al menos uno anual, los indicadores de evaluación cuantitativa del período presupuestario respectivo y los indicadores de evaluación cualitativa, en especial la concordancia existente entre fines y medios.

03 Los componentes o líneas de acción comprendidos en los Programas, así como los requisitos de acceso a estos y los demás procedimientos y modalidades a que estén afectos su determinación y desarrollo, serán los establecidos en los respectivos decretos de ejecución, los que podrán ser modificados mediante uno o más decretos del Ministerio

del Trabajo y Previsión Social, visados por la Dirección de Presupuestos, los que podrán ser dictados bajo la fórmula "Por Orden del Presidente de la República" a contar de la fecha de publicación de esta ley. Igual procedimiento se dispondrá para la aprobación o modificación, según correspondiere, de los convenios necesarios para la ejecución de los Programas. Los recursos que se transfieran con cargo a esta asignación a organismos del Sector Público no ingresarán a sus presupuestos, y de su inversión rendirá cuenta, el organismo público receptor, directamente a la Contraloría General de la República. La participación de agentes privados en la ejecución de proyectos o programas incluidos en este subtítulo, se regirá por la normativa aplicable al respectivo organismo del Sector Público encargado de su administración.

04 La ejecución de este programa se efectuará conforme a los términos establecidos en el decreto N° 2, de 2010, del Ministerio del Trabajo y Previsión Social y mediante los convenios de ejecución y transferencia que en conformidad a dicho decreto se celebren y, a su vez, se ejecutará en lo que corresponda, conforme al convenio de transferencia de recursos aprobado mediante decreto N° 32, de 2009, del Ministerio de Desarrollo Social, o los decretos que lo reemplacen o que regulen la transferencia de recursos entre ambos Ministerios para la ejecución de los respectivos programas.
El convenio aprobado por decreto N° 26, de 2011, del Ministerio del Trabajo y Previsión Social podrá prorrogarse mediante resolución fundada del Jefe de Servicio, hasta el 31 diciembre de 2015.
Incluye $ 10 miles para acciones de apoyo al proceso de intermediación de beneficiarios de la Ley N° 20.595 y Sistema Chile Solidario. Estos recursos se transferirán a SENCE a través de convenios suscritos al efecto, visados por la Dirección de Presupuestos, y que podrán ser dictados bajo la fórmula "Por Orden del Presidente de la República" a contar de la fecha de publicación de esta ley. Los recursos que se transfieran con cargo a esta asignación a Organismos del Sector Público no ingresarán a sus presupuestos, y de su inversión rendirán cuenta directamente a la Contraloría General de la República.
Para dichos efectos, SENCE actuará mediante convenios con las oficinas municipales de intermediación laboral o la unidad que en la Municipalidad cumpla funciones similares, cuando en la misma no exista la citada oficina municipal y/o con otras instituciones públicas o privadas que cumplan similares funciones de intermediación laboral.

05 Los componentes o líneas de acción de este programa serán los establecidos en el Decreto N° 3, de 2009, del Ministerio del Trabajo y Previsión Social y se ejecutarán conforme al convenio de transferencia de recursos aprobado mediante Decreto N° 32, de 2009, del Ministerio de Desarrollo Social, o el decreto que lo reemplace o que regule la transferencia de recursos entre ambos Ministerios para la ejecución de los respectivos programas.

06 Programa para beneficiarios de la Ley N° 20.595 y Sistema Chile Solidario. Corresponde a recursos que se transferirán a la Corporación Nacional Forestal, ejecutado mediante convenio celebrado con la Corporación Nacional Forestal aprobado a través de Decreto N° 102, de 2010, del Ministerio del Trabajo y Previsión Social, o el decreto que lo reemplace o que regule la transferencia de recursos entre ambos organismos para la ejecución del programa. El convenio aprobado por el mencionado decreto podrá prorrogarse mediante resolución fundada del jefe de Servicio hasta el 31 de diciembre de 2015. Estos recursos no se incorporarán al presupuesto de dicha Corporación y rendirá cuenta directamente a Contraloría General de la República. Con cargo a estos recursos podrán destinarse hasta $ 132.072 miles, para gastos de administración, incluidos los de personal.

07 Programa destinado a realizar obras en el ámbito local que reúnan como característica mínima el uso intensivo de mano de obra y que presenten un beneficio comunitario. Este programa se ejecutará preferentemente en las regiones o comunas que presenten tasas de desocupación superiores al promedio del desempleo nacional. La ejecución de este programa se efectuará conforme a los términos establecidos en el decreto N° 1, de 2010, del Ministerio del Trabajo y Previsión Social y a los convenios de ejecución y transferencia que en conformidad a dicho decreto hayan sido celebrados.
Para la ejecución de este programa podrán celebrarse convenios con entidades y organismos tanto públicos como privados. Los recursos que se transfieran con cargo a esta asignación a organismos del Sector Público no ingresarán a sus presupuestos y de su

inversión rendirán cuenta directamente a la Contraloría General de la República.
Incluye $ 106.190 miles para solventar gastos de administración y personal de otros organismos públicos por concepto de la ejecución del programa.
Las contrataciones del personal que desarrolle las acciones vinculadas a los programas a que se refiere esta glosa deberán efectuarse conforme a alguna de las modalidades contempladas en el Código del Trabajo.
El personal así contratado tendrá derecho a un feriado anual proporcional a los días trabajados.
El Ministerio del Trabajo y Previsión Social deberá informar trimestralmente a la Comisión Especial Mixta de Presupuesto acerca de las actividades realizadas, recursos invertidos, personas beneficiadas y convenios celebrados en virtud de este programa.

08 Corresponde a los recursos para la Fundación para la Promoción y Desarrollo de la Mujer (PRODEMU), destinados al desarrollo de programas o proyectos de habilitación, capacitación e intermediación laboral para mujeres pertenecientes a la Ley Nº 20.595 y Sistema Chile Solidario, de acuerdo a convenio celebrado entre el Ministerio del Trabajo y Previsión Social y esta Fundación, aprobado a través de decreto Nº 101, de 2010, del Ministerio del Trabajo y Previsión Social, o el decreto que lo reemplace o que regule la transferencia de recursos entre ambos organismos para la ejecución del programa. El convenio aprobado por el mencionado decreto podrá prorrogarse mediante resolución fundada del jefe de Servicio hasta diciembre de 2015.
Con cargo a estos recursos, PRODEMU podrá destinar hasta $ 30.070 miles para solventar gastos de administración, incluidos los de personal, por concepto de la ejecución del programa.

09 La Subsecretaría deberá publicar en su página web e informar trimestralmente a la Comisión Especial Mixta de Presupuestos de las actividades realizadas en este Programa, el monto de los recursos invertidos en cada actividad, las personas o entidades receptoras o ejecutoras de esos recursos, el método empleado para la asignación de los mismos, y un informe con los resultados y logros obtenidos. Dicha información será remitida dentro de los treinta días siguientes al del término del respectivo trimestre.

10 La inversión de estos recursos se efectuará a través de organismos privados sin fines de lucro, mediante la asignación de fondos concursables para el desarrollo de proyectos de apoyo social y que impacten directamente en la empleabilidad de sus beneficiarios.
A estos recursos podrán postular personas jurídicas del sector privado que no persigan fines de lucro. En el convenio que se suscriba al efecto se deberá estipular, a lo menos, las acciones a desarrollar, las metas, plazos y la forma de rendir cuenta mensualmente del uso de los recursos. Los convenios serán publicados en la página web de la institución y de la organización receptora, la que deberá, además, publicar en igual medio información sobre sus estados financieros, balance y memoria anual de sus actividades.
La información de este Programa deberá ser remitida trimestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos.
Incluye $ 2.141.050 miles para proyectos destinados a beneficiarios de la Ley Nº 20.595 y Sistema Chile Solidario, los que se ejecutarán de acuerdo a lo establecido en el convenio suscrito entre el Ministerio del Trabajo y Previsión Social y el Ministerio de Desarrollo Social, aprobado por el Decreto Nº 19, de 2012, del Ministerio de Desarrollo Social o el decreto que lo reemplace. Con cargo a estos recursos, se podrá destinar hasta un 6% para solventar gastos de administración, incluidos los de personal, por concepto de la ejecución del programa.

11 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

12 Programa destinado a incrementar y fortalecer las competencias de empleabilidad por medio de la capacitación de artesanas y artesanos. El programa será ejecutado por medio de la Fundación Artesanías de Chile, en conformidad al convenio suscrito entre el Ministerio del Trabajo y Previsión Social y la mencionada institución, aprobado por uno o más decretos del Ministerio del Trabajo y Previsión Social, visados por la Dirección de Presupuestos, los que serán dictados bajo la fórmula "Por orden del Presidente de la República" a contar de la fecha de publicación de esta ley.

La Fundación Artesanías de Chile deberá publicar en su página web el convenio totalmente tramitado, la información trimestral sobre sus estados financieros y la memoria anual de sus actividades, incluyendo su balance.
Dicha Fundación podrá hacer uso de hasta un 10% de los recursos para solventar gastos de administración, incluidos los de personal, por concepto de la ejecución del programa.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Dirección del Trabajo

Dirección del Trabajo (01)

PARTIDA	:	15
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		58.528.778
07		INGRESOS DE OPERACIÓN		515.000
08		OTROS INGRESOS CORRIENTES		1.660.972
	01	Recuperaciones y Reembolsos por Licencias Médicas		1.636.761
	99	Otros		24.211
09		APORTE FISCAL		56.190.579
	01	Libre		56.190.579
10		VENTA DE ACTIVOS NO FINANCIEROS		114.227
	03	Vehículos		114.227
15		SALDO INICIAL DE CAJA		48.000
		GASTOS		58.528.778
21		GASTOS EN PERSONAL	02	45.634.766
22		BIENES Y SERVICIOS DE CONSUMO	03	10.633.447
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		2.208.565
	03	Vehículos		604.996
	04	Mobiliario y Otros		365.382
	05	Máquinas y Equipos		134.734
	06	Equipos Informáticos		845.139
	07	Programas Informáticos	04	258.314
34		SERVICIO DE LA DEUDA		4.000
	07	Deuda Flotante		4.000
35		SALDO FINAL DE CAJA		48.000

GLOSAS :

01 Dotación máxima de vehículos 168

02 Incluye :

a) Dotación máxima de personal 2.309

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar funciones de carácter directivo que se asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 73 funcionarios.

Las nuevas contrataciones destinadas a aumentar la dotación máxima deberán ser seleccionadas mediante concurso público.

b) Horas extraordinarias año

– Miles de $ 682.070

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 519.899

– En el exterior en Miles de $ 9.895

d) Convenios con personas naturales

– Miles de $ 230.988

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas 129

– Miles de $ 778.587

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 586.262

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Subsecretaría de Previsión Social

Subsecretaría de Previsión Social (01)

PARTIDA	:	15
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**8.317.311**
08			**OTROS INGRESOS CORRIENTES**		**29.961**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**29.961**
09			**APORTE FISCAL**		**8.280.700**
	01		**Libre**		**6.729.096**
	03		**Servicio de la Deuda Externa**		**1.551.604**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**5.150**
	03		**Vehículos**		**5.150**
15			**SALDO INICIAL DE CAJA**		**1.500**
			GASTOS		**8.317.311**
21			**GASTOS EN PERSONAL**	02	**2.704.278**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**1.845.186**
24			**TRANSFERENCIAS CORRIENTES**		**2.139.534**
	01		**Al Sector Privado**		**1.910.916**
		002	Fondo para la Educación Previsional	05	1.910.916
	03		**A Otras Entidades Públicas**		**228.618**
		001	Fondo para la Educación Previsional		228.618
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**75.209**
	03		**Vehículos**		**18.540**
	04		**Mobiliario y Otros**		**4.656**
	06		**Equipos Informáticos**		**42.147**
	07		**Programas Informáticos**	04	**9.866**
34			**SERVICIO DE LA DEUDA**		**1.552.104**
	02		**Amortización Deuda Externa**		**1.478.093**
	04		**Intereses Deuda Externa**		**73.511**
	07		**Deuda Flotante**		**500**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 73
No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.
Hasta 5 funcionarios a contrata podrán desempeñar funciones de carácter directivo, las que serán asignadas en cada caso, por el Subsecretario de Previsión Social.

b) Horas extraordinarias año
– Miles de $ — 10.424

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 22.839
– En el exterior en Miles de $ — 7.569

d) Convenios con personas naturales
– Miles de $ — 561.533

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

	– Nº de personas	14
	– Miles de $	162.797
03	Incluye :	
	a) Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	11.736
	b) Encuesta de Protección Social	
	– Miles de $	493.595
	c) Estudios requeridos por el Consejo Consultivo Previsional y/o la Comisión de Usuarios del Sistema de Pensiones	
	– Miles de $	46.700
	d) Estudios requeridos por el Consejo Consultivo y/o Comité de Ministros para la Seguridad y Salud en el Trabajo	
	– Miles de $	44.539
04	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	
05	El Ministerio del Trabajo y Previsión Social deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos acerca de las actividades realizadas, recursos invertidos, personas beneficiadas y convenios celebrados en virtud de este Fondo.	

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Dirección General de Crédito Prendario

Dirección General de Crédito Prendario (01)

PARTIDA	:	15
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		47.257.218
06		RENTAS DE LA PROPIEDAD		7.214.867
07		INGRESOS DE OPERACIÓN		3.642.263
08		OTROS INGRESOS CORRIENTES		126.588
	01	Recuperaciones y Reembolsos por Licencias Médicas		123.600
	02	Multas y Sanciones Pecuniarias		1.236
	99	Otros		1.752
10		VENTA DE ACTIVOS NO FINANCIEROS		1.242
	04	Mobiliario y Otros		621
	05	Máquinas y Equipos		621
11		VENTA DE ACTIVOS FINANCIEROS		553.162
	01	Venta o Rescate de Títulos y Valores		553.162
12		RECUPERACIÓN DE PRÉSTAMOS		35.599.699
	03	Pignoraticios		32.444.156
	10	Ingresos por Percibir		3.155.543
15		SALDO INICIAL DE CAJA		119.397
		GASTOS		47.257.218
21		GASTOS EN PERSONAL	02	5.256.553
22		BIENES Y SERVICIOS DE CONSUMO	03	2.750.615
24		TRANSFERENCIAS CORRIENTES		1.724
	07	A Organismos Internacionales		1.724
25		INTEGROS AL FISCO		144.506
	01	Impuestos		144.506
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		344.743
	04	Mobiliario y Otros		101.112
	05	Máquinas y Equipos		123.721
	06	Equipos Informáticos		65.281
	07	Programas Informáticos	04	54.629
30		ADQUISICIÓN DE ACTIVOS FINANCIEROS		553.162
	01	Compra de Títulos y Valores		553.162
32		PRÉSTAMOS		38.084.518
	03	Pignoraticios		38.084.518
34		SERVICIO DE LA DEUDA		2.000
	07	Deuda Flotante		2.000
35		SALDO FINAL DE CAJA		119.397

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :

a) Dotación máxima de personal — 393

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar funciones de carácter directivo que se asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 19 funcionarios.

	b) Horas extraordinarias año	
	– Miles de $	56.197
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	71.115
	– En el exterior en Miles de $	4.453
	d) Convenios con personas naturales	
	– Miles de $	76.342
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	34
	– Miles de $	152.351
03	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	69.015
04	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Servicio Nacional de Capacitación y Empleo

Servicio Nacional de Capacitación y Empleo (01)

PARTIDA : 15
CAPÍTULO : 05
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**245.384.590**
05			**TRANSFERENCIAS CORRIENTES**		**47.423.781**
	02		**Del Gobierno Central**		**47.423.781**
		008	Ingreso Ético Familiar y Sistema Chile Solidario		47.423.781
07			**INGRESOS DE OPERACIÓN**		**291.820**
08			**OTROS INGRESOS CORRIENTES**		**546.415**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**201.880**
	02		**Multas y Sanciones Pecuniarias**		**185.400**
	99		**Otros**		**159.135**
09			**APORTE FISCAL**		**195.302.489**
	01		**Libre**		**195.229.819**
	03		**Servicio de la Deuda Externa**		**72.670**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**22.279**
	03		**Vehículos**		**22.279**
14			**ENDEUDAMIENTO**		**1.533.878**
	02		**Endeudamiento Externo**		**1.533.878**
15			**SALDO INICIAL DE CAJA**		**263.928**
			GASTOS		**245.384.590**
21			**GASTOS EN PERSONAL**	**02**	**12.333.715**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 13**	**7.421.833**
24			**TRANSFERENCIAS CORRIENTES**		**224.314.710**
	01		**Al Sector Privado**	**04**	**221.277.782**
		003	Becas	14	925.955
		004	Bono de Capacitación para Micro y Pequeños Empresarios	05, 10, 11, 14	1.030.000
		007	Programa Más Capaz	11, 14, 19	98.194.534
		011	Programa de Capacitación en Oficios	06, 11, 14	17.510.000
		090	Programa de Formación en el Puesto de Trabajo	07, 11, 14	1.030.000
		266	Programa de Intermediación Laboral	08, 11, 14	5.245.620
		270	Certificación de Competencias Laborales	09, 11, 14	1.624.768
		442	Seguros		172.458
		453	Subsidio al Empleo, Ley N° 20.338		48.120.666
		454	Subsidio Empleo a la Mujer, Ley N° 20.595	17	47.423.781
	03		**A Otras Entidades Públicas**		**3.012.834**
		257	Programa de Becas	14, 15	3.012.834
	07		**A Organismos Internacionales**	**12**	**24.094**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**	**18**	**1.229.662**
	03		**Vehículos**		**106.090**
	04		**Mobiliario y Otros**		**133.621**
	05		**Máquinas y Equipos**		**71.954**
	06		**Equipos Informáticos**		**225.547**
	07		**Programas Informáticos**	**16**	**692.450**
34			**SERVICIO DE LA DEUDA**		**74.670**
	04		**Intereses Deuda Externa**		**72.670**
	07		**Deuda Flotante**		**2.000**
35			**SALDO FINAL DE CAJA**		**10.000**

GLOSAS :

01 Dotación máxima de vehículos — 29

02 Incluye :

a) Dotación máxima de personal — 526

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar funciones de carácter directivo que se asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 15 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 66.535

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 202.886

– En el exterior en Miles de $ — 8.905

d) Convenios con personas naturales

– Miles de $ — 1.364.730

Incluye $ 236.793 miles para la ejecución de las actividades asociadas al "Programa de Apoyo a la Efectividad del SENCE", en el marco del préstamo suscrito con el BID N° 2793/OC-CH.

Para estos efectos, se otorgará la calidad de agente público a dos personas.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N°de personas — 14

– Miles de $ — 142.151

03 Incluye :

a) Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ — 112.269

b) Contratación de estudios e investigaciones

– Miles de $ — 141.272

c) Incluye $ 1.533.878 miles para la ejecución de las actividades asociadas al "Programa de Apoyo a la Efectividad del SENCE", en el marco del préstamo suscrito con el BID N° 2793/0C-CH.

04 Se podrá comprometer, además, un mayor gasto de $ 8.911.894 miles sobre el gasto total autorizado en este ítem.

05 Considera la ejecución de acciones que permitan a los microempresarios y pequeños empresarios, a través de la capacitación, mejorar las competencias y la competitividad de sus empresas, entendiéndose por tales las definidas en la ley N° 20.416 y sus modificaciones posteriores, que establece las categorías en que se encuentran las empresas de menor tamaño. Dentro de esta oferta se podrá contemplar un 20% para cursos de Seguridad Laboral.

Los componentes y líneas de acción comprendidas en este Programa y los demás procedimientos, modalidades y mecanismos de control a que estará afecto su desarrollo, serán los establecidos en el decreto N° 14, de 2011, del Ministerio del Trabajo y Previsión Social.

06 Los componentes y líneas de acción comprendidas en este Programa y los demás procedimientos, modalidades y mecanismos de control a que estará afecto su desarrollo, serán los establecidos en el decreto N° 42, de 2011, del Ministerio del Trabajo y Previsión Social.

Con todo, estas acciones podrán ser ejecutadas por las instituciones incluidas en el Registro Especial consignado en la letra e) del artículo 46 de la Ley N° 19.518, para cuyo fin se aplicarán los procedimientos que dicha letra consigna, especialmente, lo concerniente al financiamiento directo.

El Director Nacional del Servicio de Capacitación y Empleo realizará una primera convocatoria para la presentación de planes anuales de capacitación, respecto de los cuales el Director Nacional podrá asignar recursos adicionales para que éstos sean ejecutados en años siguientes, previa evaluación de los mismos, de acuerdo a las necesidades del mercado laboral existentes. Sin perjuicio de lo anterior, el Director Nacional del Servicio podrá eventualmente solicitar la presentación de nuevos planes o planes complementarios en convocatorias adicionales durante el año.

De igual modo, con cargo a esta glosa se ejecutarán las acciones del Programa Especial de Jóvenes que consigna la letra e) del artículo 46 de la Ley Nº 19.518, siendo aplicable respecto de éste, lo dispuesto en el párrafo anterior. Será aplicable a todas las modalidades que dispone esta glosa lo dispuesto en el artículo 70 de la Ley Nº 19.518, especialmente, el financiamiento de autorizaciones o licencias específicas para el ejercicio del oficio aprendido.

07 Los componentes y líneas de acción comprendidas en este Programa y los demás procedimientos, modalidades y mecanismos de control a que estará afecto su desarrollo, serán los establecidos en el decreto Nº 28, de 2011, del Ministerio del Trabajo y Previsión Social.

De igual modo, con cargo a esta glosa se financiará la ejecución de Planes de Aprendizaje regulados en la letra c) del artículo 46 de la Ley Nº 19.518.

08 Los componentes y líneas de acción comprendidas en este Programa y los demás procedimientos, modalidades y mecanismos de control a que estará afecto su desarrollo, serán los establecidos en el decreto Nº 4, de 2009, del Ministerio del Trabajo y Previsión Social; y el sistema de información laboral que establece el artículo 73 de la Ley Nº 19.518 podrá realizarse a través de la Bolsa Nacional de Empleo, normada por la Ley Nº 19.728.

09 Considera la ejecución de acciones que permitan a las personas acceder a la evaluación y certificación de competencias laborales, según los estándares que sean reconocidos por la Comisión del Sistema Nacional de Certificación de Competencias Laborales.

Asimismo, considera el financiamiento de asistencia técnica, transferencia de capacidades a los actores del Sistema, modelo integrado y otras acciones que tengan como propósito la implementación del sistema de certificación a nivel nacional y su articulación con la capacitación laboral.

10 Las acciones de capacitación que contempla el Programa deberán ser emprendidas por aquellas personas jurídicas que se encuentren inscritas en el Registro Nacional de Organismos Técnicos de Capacitación contempladas en el artículo 19 de la Ley Nº 19.518.

Las mencionadas instituciones deberán disponer de la infraestructura, personal y experiencia adecuados para los fines del Programa, cuyos parámetros estarán determinados mediante instrucciones de carácter general y obligatorio que el Director Nacional del SENCE dicte al efecto.

Los beneficiarios de este bono de capacitación, podrán postular a los cursos de capacitación que se autoricen, en conformidad al artículo 15 del decreto supremo Nº 98, de 1997, del Ministerio del Trabajo y Previsión Social, solo para efectos de este programa.

Con todo, el SENCE podrá seleccionar cursos de capacitación cuya demanda no haya sido cubierta por el procedimiento señalado precedentemente, mediante los mecanismos contemplados en la ley Nº 19.886.

11 El Servicio deberá publicar en su página web e informar trimestralmente a la Comisión Especial Mixta de Presupuestos de las actividades realizadas, el monto de los recursos invertidos en cada actividad, las personas o entidades receptoras o ejecutoras de esos recursos, el modo de asignación de los mismos, las cantidades asignadas por región, y un informe con los resultados y logros obtenidos. Dicha información será remitida dentro de los treinta días siguientes al del término del respectivo trimestre.

12 El Servicio deberá publicar en su página web e informar trimestralmente a la Comisión Especial Mixta de Presupuestos el monto de los recursos transferidos a cada organismo o entidad internacional, la justificación de hacerlo y las actividades que se contribuye a financiar con esos recursos. Dicha información será remitida dentro de los treinta días siguientes al del término del respectivo trimestre.

13 El Servicio deberá publicar en su página web e informar trimestralmente a la Comisión Especial Mixta de Presupuestos de las actividades de capacitación y perfeccionamiento, realizadas conforme a esta Asignación y las personas beneficiarias de las mismas; de las investigaciones o estudios contratados, el modo de asignación de los mismos, el monto de los recursos invertidos en cada uno de ellos y las entidades encargadas de efectuarlos.

Deberá, asimismo, elaborar un informe con los resultados y logros obtenidos.
Dicha información será remitida dentro de los treinta días siguientes al del término del respectivo trimestre.

14 La certificación del cumplimiento de los requisitos previsionales para acceder a los programas, será suministrada por las Administradoras de Fondos de Pensiones, a través de la Superintendencia del ramo y por el Instituto de Previsión Social.

15 Las transferencias que se efectúen a Organismos del Sector Público, incluidos en la presente ley, no se incorporarán al presupuesto del organismo receptor de los fondos, sin perjuicio de la obligación de las entidades receptoras de rendir cuenta a la Contraloría General de la República.

16 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

17 Incluye hasta $ 1.201.290 miles para gastos de administración, dentro de los cuales se consideran $ 56.766 miles para gastos en personal.
Asimismo durante el año 2015, el Servicio Nacional de Capacitación y Empleo seguirá ejecutando el Subsidio al Empleo a la Mujer, en los términos del artículo décimo transitorio de la Ley N° 20.595.

18 Incluye $ 287.037 miles para la ejecución de las actividades asociadas al "Programa de Apoyo a la Efectividad del SENCE", en el marco del préstamo suscrito con el BID N° 2793/OC-CH.

19 Mediante Decreto Supremo del Ministerio del Trabajo y Previsión Social, que podrá ser expedido por orden del Presidente de la República, visado por la Dirección de Presupuestos, se establecerán los componentes, líneas de acción, requisitos de ingreso, beneficios y mecanismos de control a que estará afecto el desarrollo de este Programa. Dicho Decreto deberá ser dictado a más tardar el 31 de enero de 2015.
El Ministerio del Trabajo y Previsión Social, o el Servicio Nacional de Capacitación y Empleo, podrán emitir uno o más decretos o resoluciones adicionales para regular determinados aspectos que sean necesarios para la correcta ejecución del Programa.
La ejecución de este Programa podrá realizarse por medio de las personas jurídicas que, de acuerdo al artículo 12°, de la Ley N° 19.518, pueden ser Organismos Técnicos de Capacitación, sin que sea necesario que las Universidades, Institutos Profesionales y Centros de Formación Técnica se registren en los términos establecidos en los artículos 19 y 21 de la Ley indicada.
Igualmente, se podrá ejecutar el Programa, por medio de los establecimientos de educación media técnico profesionales cuyo administrador o sostenedor sea privado o público y las Fundaciones y Corporaciones que atiendan preferentemente a personas con discapacidad.
La transferencia de recursos a los organismos ejecutores podrá realizarse por el Servicio Nacional de Capacitación y Empleo, según éste así lo determine, en conformidad a lo dispuesto en la Ley N° 19.886 y su Reglamento, concursos o transferencias a entidades públicas.
El Programa podrá incluir además de los gastos del curso y sus componentes, los de cuidado y los de seguros de accidentes para asegurar los riesgos o contingencias de los hijos menores de seis años de los/las beneficiarios/as, a causa o con ocasión de la asistencia de éstos/as a las respectivas actividades, que sean necesarios para el cumplimiento de los objetivos del programa.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Superintendencia de Seguridad Social

Superintendencia de Seguridad Social (01, 05, 06)

PARTIDA	:	15
CAPÍTULO	:	06
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**11.026.647**
08			**OTROS INGRESOS CORRIENTES**		**76.914**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**76.914**
09			**APORTE FISCAL**		**10.948.733**
	01		**Libre**		**10.948.733**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**11.026.647**
21			**GASTOS EN PERSONAL**	**02**	**9.288.886**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.706.734**
24			**TRANSFERENCIAS CORRIENTES**		**10.265**
	07		**A Organismos Internacionales**		**10.265**
		001	A Organismos Internacionales		10.265
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**19.762**
	04		**Mobiliario y Otros**		**11.354**
	05		**Máquinas y Equipos**		**2.785**
	07		**Programas Informáticos**	**04**	**5.623**
34			**SERVICIO DE LA DEUDA**		**500**
	07		**Deuda Flotante**		**500**
35			**SALDO FINAL DE CAJA**		**500**

GLOSAS :

01 Dotación máxima de vehículos — 3

02 Incluye :
- a) Dotación máxima de personal — 269
  No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación
- b) Horas extraordinarias año
  – Miles de $ — 38.741
- c) Autorización máxima para gastos en viáticos
  – En territorio nacional en Miles de $ — 15.324
  – En el exterior en Miles de $ — 9.796
- d) Convenios con personas naturales
  – Miles de $ — 654.247

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 31.978

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

05 Cada año la Superintendencia entregará un informe detallado y desagregado regionalmente a las Comisiones de Trabajo de ambas Cámaras sobre el funcionamiento de la Comisión Médica de Reclamos, señalando, de manera especial, el número de peticiones recibidas, en trámite, aprobadas o rechazadas; así como los criterios técnicos utilizados para cada caso.

06 La Superintendencia de Seguridad Social entregará semestralmente a las Comisiones de Trabajo de la Cámara de Diputados y del Senado, información sobre las apelaciones que

se interponen ante esa Superintendencia cada semestre con relación a las calificaciones de accidentes del trabajo resueltas por las mutuales de seguridad; asimismo remitirá un informe trimestral acerca de las denuncias de los trabajadores afiliados a dichas mutuales señalando la materia y las acciones que esa entidad toma frente a ellas.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Superintendencia de Pensiones

Superintendencia de Pensiones (01, 05, 06, 08)

PARTIDA : 15
CAPÍTULO : 07
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**13.235.293**
07			**INGRESOS DE OPERACIÓN**		**106**
08			**OTROS INGRESOS CORRIENTES**		**77.910**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**77.910**
09			**APORTE FISCAL**		**13.155.777**
	01		**Libre**		**13.155.777**
15			**SALDO INICIAL DE CAJA**		**1.500**
			GASTOS		**13.235.293**
21			**GASTOS EN PERSONAL**	02	**7.958.176**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**1.756.793**
24			**TRANSFERENCIAS CORRIENTES**		**3.450.920**
	01		**Al Sector Privado**		**32.699**
		003	Peritajes Ley Nº 19.404		32.699
	03		**A Otras Entidades Públicas**		**3.357.842**
		405	Comisiones Médicas, D.L. Nº 3.500	04	3.357.842
	07		**A Organismos Internacionales**		**60.379**
		001	Organismos Internacionales		60.379
25			**INTEGROS AL FISCO**		**14**
	01		**Impuestos**		**14**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**67.890**
	04		**Mobiliario y Otros**		**12.741**
	05		**Máquinas y Equipos**		**2.060**
	06		**Equipos Informáticos**		**3.874**
	07		**Programas Informáticos**	07	**49.215**
34			**SERVICIO DE LA DEUDA**		**500**
	07		**Deuda Flotante**		**500**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 2

02 Incluye :

a) Dotación máxima de personal 239
No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación

b) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 20.768
– En el exterior en Miles de $ 19.096

c) Convenios con personas naturales
– Miles de $ 161.181

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 41.129

04 Con cargo a estos recursos se podrá financiar honorarios médicos requeridos para la calificación de invalidez de afiliados al Sistema Previsional establecido en el D.L. Nº 3.500

de 1980 y honorarios médicos para la calificación de invalidez de las Pensiones Básicas Solidarias de Invalidez establecidas según la Ley Nº 20.255.

05 La Superintendencia publicará en su página web institucional un informe mensual, de fácil comprensión para los usuarios, sobre las características de cada uno de los multifondos, explicitando con claridad las ventajas y riesgos asociados a cada uno de ellos.

06 Cada año la Superintendencia entregará un informe detallado y desagregado regionalmente a las Comisiones de Trabajo de ambas Cámaras sobre el funcionamiento de la Comisión Ergonómica Nacional, señalando de manera especial el número de peticiones recibidas, aprobadas, en trámite o rechazadas, así como los criterios técnicos utilizados para cada caso.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

08 El Ministerio del Trabajo y Previsión Social, a través de la Subsecretaría de Previsión Social, deberá informar durante el primer semestre del año 2015 a la Comisión Especial Mixta de Presupuestos, a la Comisión de Trabajo y Previsión Social del Senado y a la Comisión de Trabajo y Seguridad Social de la Cámara de Diputados, la posibilidad de incorporar a los carteros y mineros que tengan enfermedades asociadas a trabajos pesados dentro del estatuto de la ley Nº 16.744, sobre seguro social contra riesgos de accidentes del trabajo y enfermedades profesionales.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Instituto de Previsión Social

Instituto de Previsión Social (01)

PARTIDA : 15
CAPÍTULO : 09
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**4.579.352.439**
04			**IMPOSICIONES PREVISIONALES**		**74.770.148**
	02		**Aportes del Trabajador**		**74.770.148**
05			**TRANSFERENCIAS CORRIENTES**		**49.748.300**
	02		**Del Gobierno Central**		**36.265.292**
		004	Fondo Único de Prestaciones Familiares y Subsidios de Cesantía		36.265.292
	03		**De Otras Entidades Públicas**		**13.483.008**
		001	Comisión Revalorizadora de Pensiones		13.483.008
06			**RENTAS DE LA PROPIEDAD**		**166.387**
07			**INGRESOS DE OPERACIÓN**	**02**	**224.089**
08			**OTROS INGRESOS CORRIENTES**		**34.173.865**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.273.080**
	02		**Multas y Sanciones Pecuniarias**		**6.775.752**
	99		**Otros**		**26.125.033**
09			**APORTE FISCAL**	**03**	**4.359.687.277**
	01		**Libre**		**4.359.687.277**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**12.731**
	04		**Mobiliario y Otros**		**12.731**
11			**VENTA DE ACTIVOS FINANCIEROS**		**49.326.792**
	01		**Venta o Rescate de Títulos y Valores**		**49.326.792**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**242.850**
	01		**De Asistencia Social**		**24.910**
	02		**Hipotecarios**		**184.103**
	05		**Médicos**		**1.236**
	09		**Por Ventas a Plazo**		**32.601**
15			**SALDO INICIAL DE CAJA**		**11.000.000**
			GASTOS		**4.579.352.439**
21			**GASTOS EN PERSONAL**	**04**	**47.093.843**
22			**BIENES Y SERVICIOS DE CONSUMO**	**05, 06**	**66.278.950**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**4.096.774.828**
	01		**Prestaciones Previsionales**		**3.166.547.483**
		001	Jubilaciones, Pensiones y Montepíos	07	2.207.254.412
		002	Bonificaciones		336.666
		003	Bono de Reconocimiento		856.474.974
		004	Desahucios e Indemnizaciones		24.931.302
		006	Asignación por Muerte		16.266.155
		007	Seguro de Vida		20.916.828
		008	Devolución de Imposiciones		253.555
		016	Bonificación por Hijo para las Mujeres		40.113.591
	02		**Prestaciones de Asistencia Social**		**930.227.345**
		001	Asignación Familiar		27.858.961
		006	Subsidio de Cesantía		22.099
		007	Pensiones Básicas Solidarias de Vejez		436.862.414
		008	Pensiones Básicas Solidarias de Invalidez		194.274.648
		009	Subsidio de Discapacidad Mental		17.563.438
		010	Bono para Cónyuges que cumplan cincuenta años de matrimonio		4.674.049
		011	Bonificación Ley Nº 20.531		114.316.744
		012	Aporte Familiar Permanente de Marzo		134.654.992

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
24			**TRANSFERENCIAS CORRIENTES**		**304.424.723**
	01		**Al Sector Privado**		**293.162.758**
		006	Otras	03	1.112.372
		007	Aporte Previsional Solidario		289.501.357
		008	Traslados y Hospedajes Pensiones Básicas Solidarias de Invalidez		151.494
		009	Subsidio Previsional a los Trabajadores Jóvenes		2.250.445
		011	Promoción de Derechos Previsionales y de Seguridad Social para mujeres en territorios rurales de difícil conectividad	08	147.090
	03		**A Otras Entidades Públicas**		**11.261.965**
		263	Comisión Revalorizadora de Pensiones		7.509.903
		405	Comisiones Médicas, D.L. Nº 3.500	09	3.752.062
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.037.246**
	04		**Mobiliario y Otros**		**55.682**
	05		**Máquinas y Equipos**		**44.624**
	06		**Equipos Informáticos**		**95.284**
	07		**Programas Informáticos**	**10**	**841.656**
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**		**52.696.137**
	01		**Compra de Títulos y Valores**		**52.696.137**
32			**PRÉSTAMOS**		**36.712**
	01		**De Asistencia Social**		**36.712**
34			**SERVICIO DE LA DEUDA**	**11**	**10.000**
	07		**Deuda Flotante**		**10.000**
35			**SALDO FINAL DE CAJA**		**11.000.000**

GLOSAS :

01 Dotación máxima de vehículos — 68

02 Corresponde a los ingresos por la administración de los fondos de obras sociales a que se refiere el artículo 9º de la Ley Nº 18.689.

03 Incluye el cumplimiento de las obligaciones de cargo fiscal establecidas en la Ley Nº 5.931 y sus modificaciones.

04 Incluye :

a) Dotación máxima de personal — 2.623

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

Hasta un 12% del personal a contrata podrá desempeñar funciones de carácter directivo, las que serán asignadas en cada caso, por el Director del Instituto de Previsión Social.

b) Horas extraordinarias año
– Miles de $ — 301.113

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 423.167
– En el exterior en Miles de $ — 16.030

d) Convenios con personas naturales
– Miles de $ — 1.195.348

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 13
– Miles de $ — 160.490

f) Adicionalmente, con cargo a los recursos consultados en el Subtítulo 21, se podrá contratar personal transitorio para efectuar labores temporales propias de la administración de los fondos a que se refiere el artículo 9º de la Ley Nº 18.689, las que

serán dipuestas por resolución del Instituto de Previsión Social, sobre la base de programas de capacitación previamente aprobados por la Dirección de Presupuestos.
– Miles de $ 124.924

05 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 933.442

06 Con cargo a estos recursos se solventarán los gastos que irrogue la administración de los fondos a que se refiere el Artículo 9º de la Ley Nº 18.689.

07 Incluye $181.999.226 miles para el pago de Aporte Previsional Solidario a pensionados del Instituto de Previsión Social.

08 Con cargo a estos recursos se podrá destinar hasta $ 77.833 miles para gastos de administración y equipamiento, incluidos los de personal, para la ejecución del Programa.

09 Con cargo a estos recursos se podrá financiar gastos administrativos y exámenes requeridos para la calificación de invalidez de las Pensiones Básicas Solidarias de Invalidez según la Ley Nº 20.255.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

11 Incluye recursos para efectuar devoluciones y aportes a fondos de terceros correspondientes a ejercicios anteriores.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Instituto de Seguridad Laboral

Instituto de Seguridad Laboral (01)

PARTIDA : 15
CAPÍTULO : 10
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**77.122.319**
04			**IMPOSICIONES PREVISIONALES**		**67.915.524**
	01		**Aportes del Empleador**		**66.418.245**
	02		**Aportes del Trabajador**		**1.497.279**
05			**TRANSFERENCIAS CORRIENTES**		**306.011**
	02		**Del Gobierno Central**		**306.011**
		004	Fondo Único de Prestaciones Familiares y Subsidios de Cesantía		306.011
06			**RENTAS DE LA PROPIEDAD**		**56.130**
08			**OTROS INGRESOS CORRIENTES**		**4.948.771**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**168.335**
	02		**Multas y Sanciones Pecuniarias**		**4.119.324**
	99		**Otros**		**661.112**
09			**APORTE FISCAL**		**2.825.370**
	01		**Libre**		**2.825.370**
11			**VENTA DE ACTIVOS FINANCIEROS**		**984.738**
	01		**Venta o Rescate de Títulos y Valores**		**984.738**
15			**SALDO INICIAL DE CAJA**		**85.775**
			GASTOS		**77.122.319**
21			**GASTOS EN PERSONAL**	**02**	**8.619.194**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**3.998.816**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**51.141.602**
	01		**Prestaciones Previsionales**		**50.541.769**
		001	Jubilaciones, Pensiones y Montepíos		26.802.841
		004	Desahucios e Indemnizaciones		636.539
		006	Asignación por Muerte		7.217
		008	Devolución de Imposiciones		568.639
		009	Bonificaciones de Salud		18.739.120
		012	Subsidios por Accidentes del Trabajo		3.787.413
	02		**Prestaciones de Asistencia Social**		**599.833**
		001	Asignación Familiar		306.011
		002	Pensiones Asistenciales		293.822
24			**TRANSFERENCIAS CORRIENTES**		**11.622.057**
	01		**Al Sector Privado**		**567.932**
		001	Concurrencias		567.932
	02		**Al Gobierno Central**		**11.051.895**
		001	Subsecretaría de Salud Pública		11.051.895
	07		**A Organismos Internacionales**		**2.230**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**564.007**
	04		**Mobiliario y Otros**		**36.232**
	05		**Máquinas y Equipos**		**62.912**
	06		**Equipos Informáticos**		**55.036**
	07		**Programas Informáticos**	**04**	**409.827**
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**		**1.040.868**
	01		**Compra de Títulos y Valores**		**1.040.868**
34			**SERVICIO DE LA DEUDA**		**50.000**
	07		**Deuda Flotante**		**50.000**
35			**SALDO FINAL DE CAJA**		**85.775**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 470
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 10.561

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 97.061
– En el exterior en Miles de $ — 2.227

d) Convenios con personas naturales
– Miles de $ — 360.436

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 9
– Miles de $ — 100.598

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 49.036

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Caja de Previsión de la Defensa Nacional

Caja de Previsión de la Defensa Nacional (01)

PARTIDA : 15
CAPÍTULO : 13
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**1.063.434.516**
04			**IMPOSICIONES PREVISIONALES**		**141.581.554**
	01		**Aportes del Empleador**		**9.582**
	02		**Aportes del Trabajador**		**141.571.972**
05			**TRANSFERENCIAS CORRIENTES**		**268.936**
	02		**Del Gobierno Central**		**268.936**
		004	Fondo Único de Prestaciones Familiares y Subsidios de Cesantía		268.936
06			**RENTAS DE LA PROPIEDAD**		**45.392**
08			**OTROS INGRESOS CORRIENTES**		**49.747.050**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**54.584**
	04		**Fondos de Terceros**		**40.858.000**
	99		**Otros**		**8.834.466**
09			**APORTE FISCAL**	**02**	**870.980.666**
	01		**Libre**		**870.980.666**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**710.918**
	01		**De Asistencia Social**		**710.918**
15			**SALDO INICIAL DE CAJA**		**100.000**
			GASTOS		**1.063.434.516**
21			**GASTOS EN PERSONAL**	**03**	**7.542.836**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**2.888.654**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**909.374.910**
	01		**Prestaciones Previsionales**		**909.105.974**
		001	Jubilaciones, Pensiones y Montepíos		898.979.455
		002	Bonificaciones		75.548
		003	Bono de Reconocimiento		8.953.252
		006	Asignación por Muerte		1.097.719
	02		**Prestaciones de Asistencia Social**		**268.936**
		001	Asignación Familiar		268.936
24			**TRANSFERENCIAS CORRIENTES**		**142.209.645**
	01		**Al Sector Privado**		**3.856.191**
		453	Ubicación Menores, Ancianos e Incapacitados		671.875
		456	Cotización Isapres		1.854.889
		461	Centros de Salud Capredena		1.329.427
	02		**Al Gobierno Central**		**19.245.728**
		002	Fondo de Medicina Curativa		18.436.329
		003	Fondo Nacional de Salud		809.399
	03		**A Otras Entidades Públicas**		**119.104.727**
		268	Aporte Caja Fondo Desahucio		2.762.081
		269	Aporte Caja Fondo Revalorizador de Pensiones	05	358.744
		270	Aporte Fiscal Fondo Desahucio		2.335.368
		271	Aporte Fiscal Fondo Revalorizador de Pensiones	05	4.803.877
		273	Fondo de Auxilio Social		28.314.657
		274	Fondo Desahucio		28.090.184
		275	Fondo Revalorizador de Pensiones	05	5.838.422
		277	Fondos de Salud de las Fuerzas Armadas		46.601.394
	07		**A Organismos Internacionales**		**2.999**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**567.161**
	04		**Mobiliario y Otros**		**44.247**

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
29	05	**Máquinas y Equipos**		**14.921**
	06	**Equipos Informáticos**		**126.148**
	07	**Programas Informáticos**	**06**	**381.845**
32		**PRÉSTAMOS**		**748.760**
	01	**De Asistencia Social**		**748.760**
34		**SERVICIO DE LA DEUDA**		**2.550**
	07	**Deuda Flotante**		**2.550**
35		**SALDO FINAL DE CAJA**		**100.000**

GLOSAS :

01 Dotación máxima de vehículos — 5

02 Incluye el cumplimiento de las obligaciones de cargo fiscal establecidas en la Ley N° 19.465.

03 Incluye :

a) Dotación máxima de personal — 462
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 25.960

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 26.930
– En el exterior en Miles de $ — 2.227

d) Convenios con personas naturales
– Miles de $ — 99.228

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N°de personas — 9
– Miles de $ — 59.261

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 84.173

05 Con cargo a estos recursos se podrá financiar la revalorización de las pensiones y las concurrencias, conforme a lo establecido en el DFL N° 4 (G), de1968, y en el artículo 3° de la Ley N° 18.250.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Caja de Previsión de la Defensa Nacional

Fondo de Medicina Curativa (01)

PARTIDA : 15
CAPÍTULO : 13
PROGRAMA : 02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**31.623.938**
05			**TRANSFERENCIAS CORRIENTES**		**18.436.329**
	02		**Del Gobierno Central**		**18.436.329**
		002	Caja de Previsión de la Defensa Nacional		18.436.329
06			**RENTAS DE LA PROPIEDAD**		**653.721**
11			**VENTA DE ACTIVOS FINANCIEROS**		**12.483.888**
	01		**Venta o Rescate de Títulos y Valores**		**12.483.888**
15			**SALDO INICIAL DE CAJA**		**50.000**
			GASTOS		**31.623.938**
22			**BIENES Y SERVICIOS DE CONSUMO**		**480**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**5.886.425**
	01		**Prestaciones Previsionales**		**5.886.425**
		009	Bonificaciones de Salud		5.886.425
24			**TRANSFERENCIAS CORRIENTES**		**1.197.628**
	03		**A Otras Entidades Públicas**		**1.197.628**
		277	Fondos de Salud de las Fuerzas Armadas		1.197.628
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**		**13.320.741**
	01		**Compra de Títulos y Valores**		**13.320.741**
32			**PRÉSTAMOS**		**11.058.664**
	05		**Médicos**		**11.058.664**
34			**SERVICIO DE LA DEUDA**		**110.000**
	07		**Deuda Flotante**		**110.000**
35			**SALDO FINAL DE CAJA**		**50.000**

GLOSA :

01 En el mes de enero de 2015, por resolución de la Caja de Previsión de la Defensa Nacional, se aprobará el plan de salud conforme con el cual se ejecutará este programa, el que deberá contener las prestaciones, su valorización y el porcentaje del valor correspondiente con que deberá contribuir la Caja de Previsión. En la misma oportunidad y mediante igual procedimiento, se fijará el porcentaje máximo obligatorio a descontar a los beneficiarios por concepto de devolución de préstamos médicos.
Las resoluciones que se dicten y sus modificaciones, deberán contar con la visación de la Dirección de Presupuestos.
En tanto no se apruebe esta resolución continuará rigiendo el programa aprobado el año anterior.

MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL

Dirección de Previsión de Carabineros de Chile

Dirección de Previsión de Carabineros de Chile (01)

PARTIDA : 15
CAPÍTULO : 14
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**668.885.646**
04			**IMPOSICIONES PREVISIONALES**		**124.680.133**
	01		**Aportes del Empleador**		**464.536**
	02		**Aportes del Trabajador**		**124.215.597**
05			**TRANSFERENCIAS CORRIENTES**		**11.337.567**
	02		**Del Gobierno Central**		**256.139**
		004	Fondo Único de Prestaciones Familiares y Subsidios de Cesantía		256.139
	03		**De Otras Entidades Públicas**		**11.081.428**
		001	Fondo de Auxilio Social		10.712.000
		012	Comisión Revalorizadora de Pensiones		369.428
06			**RENTAS DE LA PROPIEDAD**		**414.452**
07			**INGRESOS DE OPERACIÓN**		**203.968**
08			**OTROS INGRESOS CORRIENTES**		**2.968.853**
	02		**Multas y Sanciones Pecuniarias**		**2.719**
	99		**Otros**		**2.966.134**
09			**APORTE FISCAL**		**500.326.605**
	01		**Libre**		**500.326.605**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**15**
	04		**Mobiliario y Otros**		**15**
11			**VENTA DE ACTIVOS FINANCIEROS**		**12.309.530**
	01		**Venta o Rescate de Títulos y Valores**		**12.309.530**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**16.543.683**
	01		**De Asistencia Social**		**5.901**
	05		**Médicos**		**16.537.782**
15			**SALDO INICIAL DE CAJA**		**100.840**
			GASTOS		**668.885.646**
21			**GASTOS EN PERSONAL**	**02**	**3.964.362**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.868.545**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**573.922.507**
	01		**Prestaciones Previsionales**		**540.516.746**
		001	Jubilaciones, Pensiones y Montepíos		533.640.329
		002	Bonificaciones		261.394
		003	Bono de Reconocimiento		5.307.161
		004	Desahucios e Indemnizaciones		446.736
		006	Asignación por Muerte		706.511
		008	Devolución de Imposiciones		154.615
	02		**Prestaciones de Asistencia Social**		**256.139**
		001	Asignación Familiar		256.139
	03		**Prestaciones Sociales del Empleador**		**33.149.622**
		002	Beneficios Médicos	04, 06	33.149.622
24			**TRANSFERENCIAS CORRIENTES**		**57.867.710**
	03		**A Otras Entidades Públicas**		**57.867.710**
		281	Fondo de Auxilio Social		10.712.000
		282	Fondo Desahucio Mutualidad de Carabineros		280
		283	Aporte Medicina Preventiva		5.591.407
		284	Aporte Fondo de Desahucio Carabineros		365.535
		285	Aporte Hospital Dirección de Previsión de Carabineros		413.179
		286	Fondo Medicina Preventiva		7.529.995

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
24	03	287	Hospital de Carabineros		6.067.807
		288	Fondo Hospital Dirección de Previsión de Carabineros		16.003.048
		289	Comisión Revalorizadora de Pensiones		9.731.531
		290	Aporte Fondo Desahucio Policía de Investigaciones		344.035
		291	Fondos Servicio Odontológico		1.108.893
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**616.903**
	04		**Mobiliario y Otros**		**7.376**
	05		**Máquinas y Equipos**		**59.680**
	06		**Equipos Informáticos**		**74.984**
	07		**Programas Informáticos**	**05**	**474.863**
30			**ADQUISICIÓN DE ACTIVOS FINANCIEROS**		**12.961.935**
	01		**Compra de Títulos y Valores**		**12.961.935**
32			**PRÉSTAMOS**		**16.543.684**
	01		**De Asistencia Social**		**5.902**
	05		**Médicos**		**16.537.782**
34			**SERVICIO DE LA DEUDA**		**90.000**
	07		**Deuda Flotante**		**90.000**
35			**SALDO FINAL DE CAJA**		**50.000**

GLOSAS :

01 Dotación máxima de vehículos — 10

02 Incluye :

- a) Dotación máxima de personal — 394
- b) Horas extraordinarias año
  - Miles de $ — 39.856
- c) Autorización máxima para gastos en viáticos
  - En territorio nacional en Miles de $ — 19.296
  - En el exterior en Miles de $ — 9
- d) Convenios con personas naturales
  - Miles de $ — 54.884
- e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  - Nº de personas — 7
  - Miles de $ — 47.830

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ — 99.391

04 En el mes de enero de 2015, por resolución de la Dirección de Previsión de Carabineros de Chile, se aprobará el plan de salud conforme con el cual se ejecutará este gasto, el que deberá contener las prestaciones, su valorización y el porcentaje del valor correspondiente con que deberá contribuir la Dirección de Previsión. En la misma oportunidad y mediante igual procedimiento, se fijarán los porcentajes a descontar a los beneficiarios por concepto de devolución de préstamos médicos.

Las resoluciones que se dicten y sus modificaciones, deberán contar con la visación de la Dirección de Presupuestos.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

06 Semestralmente se informará a la Comisión Especial Mixta de Presupuestos respecto del estado de pago a los proveedores de bienes y servicios.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 16

MINISTERIO DE SALUD

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Salud
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	10.041.835.080	3.982.266.364	6.059.568.716
04	Imposiciones Previsionales	1.785.156.723	–	1.785.156.723
05	Transferencias Corrientes	4.081.886.289	3.982.266.364	99.619.925
06	Rentas de la Propiedad	803.490	–	803.490
07	Ingresos de Operación	122.392.436	–	122.392.436
08	Otros Ingresos Corrientes	243.650.017	–	243.650.017
09	Aporte Fiscal	3.773.191.608	–	3.773.191.608
12	Recuperación de Préstamos	19.969.618	–	19.969.618
13	Transferencias para Gastos de Capital	14.250.899	–	14.250.899
15	Saldo Inicial de Caja	534.000	–	534.000
	GASTOS	10.041.835.080	3.982.266.364	6.059.568.716
21	Gastos en Personal	1.916.199.198	–	1.916.199.198
22	Bienes y Servicios de Consumo	1.222.237.894	–	1.222.237.894
23	Prestaciones de Seguridad Social	951.415.113	–	951.415.113
24	Transferencias Corrientes	5.352.640.431	3.982.266.364	1.370.374.067
25	Integros al Fisco	727.350	–	727.350
26	Otros Gastos Corrientes	550.933	–	550.933
29	Adquisición de Activos No Financieros	18.808.472	–	18.808.472
31	Iniciativas de Inversión	529.019.287	–	529.019.287
32	Préstamos	5.240.313	–	5.240.313
33	Transferencias de Capital	42.185.514	–	42.185.514
34	Servicio de la Deuda	2.301.575	–	2.301.575
35	Saldo Final de Caja	509.000	–	509.000

GLOSAS :

01 No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de personal establecidas en cada uno de los capítulos y programas de esta partida. No regirá la limitación establecida en el artículo 23 de la Ley N° 19.664, respecto de los empleos a contrata a que se refiere dicha disposición.

02 El personal a contrata de los Servicios de esta partida regido por las normas remuneracionales del decreto ley N° 249, de 1974, podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe del Servicio, en la que deberá precisarse, en cada caso, las referidas funciones.
Con todo, dicho personal no podrá exceder de 3.159 funcionarios a contrata para el conjunto de los organismos de la partida, cantidad que será distribuida entre estos por una o más resoluciones del Ministerio de Salud.

03 Las contrataciones mediante Código del Trabajo, establecidas en el artículo 10 del Código Sanitario y en el artículo 79 del DFL N° 1, (S), de 2005, requerirán la autorización previa de la Dirección de Presupuestos.

Sub-Título	Clasificación Económica	Fondo Nacional de Salud	Instituto de Salud Pública de Chile
	INGRESOS	4.956.037.771	24.153.125
04	Imposiciones Previsionales	1.785.156.723	–
05	Transferencias Corrientes	21.810.500	590.444
06	Rentas de la Propiedad	–	–
07	Ingresos de Operación	263.765	9.432.852
08	Otros Ingresos Corrientes	180.790.681	873.816
09	Aporte Fiscal	2.963.338.306	12.983.750
12	Recuperación de Préstamos	4.676.796	246.263
13	Transferencias para Gastos de Capital	–	–
15	Saldo Inicial de Caja	1.000	26.000
	GASTOS	4.956.037.771	24.153.125
21	Gastos en Personal	16.757.765	12.654.277
22	Bienes y Servicios de Consumo	24.564.628	9.493.618
23	Prestaciones de Seguridad Social	757.479.974	–
24	Transferencias Corrientes	4.151.714.110	1
25	Integros al Fisco	1.114	–
26	Otros Gastos Corrientes	–	–
29	Adquisición de Activos No Financieros	277.867	1.773.229
31	Iniciativas de Inversión	–	206.000
32	Préstamos	5.240.313	–
33	Transferencias de Capital	–	–
34	Servicio de la Deuda	1.000	25.000
35	Saldo Final de Caja	1.000	1.000

GLOSAS :

01 Asociada al subtítulo 21 "Gastos en Personal" Incluye:
a) Dotación máxima de personal
a1) Dotación máxima de personal Ley N° 18.834
– N° de cargos 83.930
a2) Dotación máxima de personal Ley N° 19.664 (personal diurno)
– N° de horas semanales 483.876
a3) Dotación máxima de personal Ley N° 15.076 (personal con 28 horas)
– N° de cargos 4.705
– N° de horas semanales 131.740
a4) Los Servicios creados por los DFL N°s 29, 30 y 31 del Ministerio de Salud, del año 2001, tendrán como dotación máxima la que se señale en los respectivos presupuestos.
Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 356 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del

PUESTOS AÑO 2015
de Salud
de $

Central de Abastecimiento del Sistema Nacional de Servicios de Salud	Subsecretaría de Salud Pública	Subsecretaría de Redes Asistenciales	Superintendencia de Salud	Servicios de Salud (01, 02, 03, 04, 05, 06, 07, 08, 09, 10, 11, 12, 13, 14)
10.229.157	382.190.419	622.591.716	11.817.294	4.034.815.598
–	–	–	–	–
–	169.319.104	13.406.650	–	3.876.759.591
–	–	–	–	803.490
9.208.550	20.729.337	–	–	82.757.932
137.923	1.762.717	58.376	64.018	59.962.486
–	190.243.485	594.873.791	11.752.276	–
881.684	131.156	–	–	14.033.719
–	–	14.250.899	–	–
1.000	4.620	2.000	1.000	498.380
10.229.157	382.190.419	622.591.716	11.817.294	4.034.815.598
3.848.946	67.858.616	10.089.029	8.926.436	1.796.064.129
5.618.950	34.592.231	14.647.908	2.458.328	1.130.862.231
–	162.619.291	–	–	31.315.848
–	114.219.069	23.770.912	–	1.062.936.339
720.091	–	–	125	6.020
–	216.636	–	–	334.297
40.170	2.676.956	1.232.319	9.577	12.798.354
–	–	528.813.287	–	–
–	–	–	–	–
–	–	42.185.514	–	–
–	3.000	1.850.747	421.828	–
1.000	4.620	2.000	1.000	498.380

D.L. N° 249, de 1974, o de la Ley N° 15.076 o de la Ley N° 19.664 con 33 horas semanales, y 65 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
En las glosas de dotación máxima precedentes se incluyen hasta 1.991 personas asociadas a costos recurrentes de proyectos de inversión y 2.508 a reforzamiento de actividades en los Servicios de Salud que lo requieran. Estas contrataciones se efectuarán por resolución de los Servicios de Salud, sobre la base de programas de contratación de personal autorizados previamente por la Dirección de Presupuestos.
En las contrataciones de personal de reemplazo a que se refiere el artículo 10 de esta Ley, que efectúen los Servicios de Salud para los Servicios de Urgencia, Unidades de Paciente Crítico y unidades que deban funcionar ininterrumpidamente las 24 horas del día, no regirá el período de imposibilidad de desempeño establecido en dicho artículo.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 18.868.

b) Horas Extraordinarias y Asignación de Turno.
 b1) Horas Extraordinarias año
  – Miles de $ 40.911.990
 b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005.
  – Miles de $ 98.314.383
  – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 30.780
  – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 7.920

La ejecución del monto máximo autorizado en las glosas respectivas de los presupuestos de los Servicios de Salud, se efectuará con sujeción a programas mensuales elaborados por cada Servicio, autorizado previamente por el Director y el Subdirector Administrativo correspondiente, para lo cual deberán acompañar un certificado en que conste que el monto comprometido, el gasto acumulado y la proyección para el resto del ejercicio, se ajustan a la disponibilidad presupuestaria y a la autorización máxima pertinente.

c) Incluye para el pago de la bonificación compensatoria de la asignación de turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937
 – Miles de $ 7.841.747

d) Autorización máxima para gastos en viáticos, en territorio nacional
 – Miles de $ 2.693.591

e) Convenios con personas naturales
 – Miles de $ 50.443.793

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
 – N° de personas 279
 – Miles de $ 1.898.353

g) Autorización máxima para cumplimiento del artículo 98 del DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
 – N° de personas 2.499
 – Miles de $ 2.156.960

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

h) El Ministerio de Salud estará obligado a informar sobre la ejecución presupuestaria de las asignaciones de turnos establecidas en el artículo 94 del DFL N° 1 del 2005.

Antes del 31 de marzo de 2015 la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe, desglosado por Servicio de Salud, sobre ejecución de la Asignación de Turno y sobre gasto en horas extraordinarias durante el año 2014. Al mismo tiempo, y con el mismo desglose, se deberá enviar un informe sobre ausentismo laboral y uso de licencias médicas durante el año 2014, detallando promedios de días de ausentismo, servicios clínicos más afectados, y demás elementos que permitan un diagnóstico de la situación a nivel país.

Cada Servicio de Salud deberá emitir semestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos un informe sobre la Ejecución de la Asignación de Turno y el porcentaje que ella representa respecto de lo autorizado en el presupuesto.

Antes del 30 de junio de 2015 el Ministerio de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos un informe sobre brechas de personal de salud, en el que se deberá incluir a los profesionales médicos, a los profesionales no médicos, a los técnico-profesionales y a los técnicos.

02 Asociada al subtítulo 22 "Bienes y Servicios de Consumo"
Incluye:
a) Capacitación y perfeccionamiento Leyes N°s 18.575, 15.076 y 19.664
 – Miles de $ 5.994.242

b) Programa de Aumento de la Capacidad Resolutiva Ambulatoria de Especialidades. El desarrollo de este programa se efectuará con el personal de que disponen los Servicios de Salud, incluyendo preferentemente horas de las jornadas de profesionales funcionarios liberados de guardias nocturnas.
– Miles de $ 3.204.576

c) Programa Especial de Salud de los Pueblos Indígenas
– Miles de $ 2.657.155

d) Convenios DFL N° 36, (S), de 1980
– Miles de $ 46.201.208

Corresponden a los recursos destinados al financiamiento de los convenios suscritos por los Servicios de Salud con establecimientos de salud. Con cargo a estos recursos los organismos públicos integrantes del Sistema Nacional de Servicios de Salud podrán celebrar, directamente, convenios para la atención de sus beneficiarios y el otorgamiento de las prestaciones asistenciales respectivas, con el Hospital Clínico de la Universidad de Chile. Dichos convenios se regirán, íntegramente, por las disposiciones que en ellos se contengan y por las normas contenidas en el DFL N° 36 de 1980.

El Ministerio de Salud deberá informar trimestralmente a la Comisión Especial Mixta de Presupuesto, dentro de los treinta días siguientes al término del trimestre respectivo, sobre los convenios celebrados, el estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas.

e) Las obligaciones devengadas de cada Servicio de Salud deberán ser pagadas en un plazo que no podrá exceder de 45 días, a contar de la fecha en que la factura es aceptada.

03 Mediante uno o más decretos del Ministerio de Salud, expedido por orden del Presidente de la República, con la firma del Ministro de Hacienda, se fijarán para cada uno de los Servicios de Salud y de los Establecimientos de los capítulos 50, 51 y 52 de esta partida, los cargos y número máximo de horas semanales, correspondientes a contrataciones asociadas a costos recurrentes de proyectos de inversión y a programas especiales de reforzamiento de las actividades de dichas Entidades, incluidos en la dotación máxima de personal fijada en la glosa 01. En el mismo documento se fijará la nueva dotación máxima de personal y el número máximo de horas semanales que regirán para la o las Entidades respectivas. Asimismo, por igual procedimiento fijado en el inciso anterior, se ajustará la dotación máxima de personal de la Ley N° 18.834 y se fijará el N° máximo de horas semanales, por efecto de la aplicación del artículo 104 del DFL N° 1, (S), de 2005.

04 Cada Servicio de Salud deberá emitir trimestralmente un informe de evaluación de la situación financiera y asistencial consolidada y de cada uno de los hospitales y demás establecimientos de su dependencia, el que deberá remitirse al Ministerio de Salud y a la Dirección de Presupuestos, dentro del mes siguiente al del vencimiento del trimestre respectivo; considerando lo dispuesto en la Glosa 02, letra e, de los Servicios de Salud. El Ministerio de Salud deberá enviar a la referida Dirección una evaluación de los informes presentados por los Servicios, en forma global e institucional, dentro del mes siguiente al de recepción.

En los informes que elaboren los Servicios y en la evaluación efectuada por el Ministerio, deberá incluirse el nivel de obligaciones devengadas y no pagadas; su origen y justificación y la compatibilidad de los gastos efectuados y compromisos asumidos, con los montos de gastos autorizados en el presupuesto y glosas respectivas.

Copia de los informes de los Servicios y de la evaluación efectuada serán remitidas por el Ministerio, en la misma oportunidad antes señalada, a las Comisiones de Salud y de Hacienda del Senado y de la Cámara de Diputados.

Antes del 31 de marzo de 2015, el Ministerio de Salud deberá informar a la Comisión Especial Mixta de Presupuestos sobre la deuda hospitalaria al 31 de diciembre de 2014, por Servicio de Salud, especificando los recursos que durante 2014 asignó a cada Servicio para efectos de pago de deuda y su flujo mensual.

05 El monto máximo de gasto del Programa Especial de Salud de los Pueblos Indígenas y de los Convenios DFL N° 36, (S), de 1980, para cada Servicio de Salud, será determinado mediante Resolución del Ministerio de Salud, el que podrá ser modificado mediante igual procedimiento.

06 El Ministerio de Salud publicará en su página web, enviando copia de ello a la Comisión Especial Mixta de Presupuestos, un informe trimestral que contenga la siguiente información, desglosada por especialidades y patologías, según corresponda:

a) Información, desglosada por Servicio de Salud, respecto de los retrasos en el cumplimiento de la garantía de oportunidad de cada una de las patologías comprendidas en el Régimen GES. Esta información deberá contener la duración promedio del retraso por patologías, desglosados según sean estos de menos de treinta días; de más de treinta y menos de sesenta días; de más de sesenta y menos de noventa días, y de más de noventa días.

b) Información, desglosada por Servicio de Salud, del número de personas que se encuentran en lista de espera de las patologías No GES, tanto para una interconsulta como para una cirugía. Para el caso de la lista de espera para una interconsulta, la información debe estar desglosada según sea esta de menos de treinta días y más de treinta días e indicar también el promedio de días de espera. Para el caso de la lista de espera para una cirugía, la información debe estar desglosada según sea esta de menos de seis meses, más de seis meses y menos de un año; y más de un año, indicando también el número de días promedio de espera.

Antes del 31 de diciembre de 2014 el Ministerio de Salud deberá informar a las Comisiones de Salud de la Cámara y del Senado, además de la Comisión Especial Mixta de Presupuestos acerca de las metas trimestrales de reducción de las listas de espera GES y no GES, debiendo acompañar al informe trimestral la evaluación acerca del cumplimiento de las metas señaladas.

Junto al informe indicado en el inciso anterior, el Ministerio de Salud deberá dar cuenta de la cantidad de atenciones y egresos hospitalarios efectuados, debiendo consolidar la información comparando la productividad total del Sistema con iguales períodos de cinco años anteriores.

Con todo, el Ministerio de Salud deberá incluir en su página web institucional un enlace a la información en línea del SIGGES y mensualmente del sistema de seguimiento de listas de espera que tenga disponible, cuidando que la información de nombres y cédulas de identidad de los pacientes esté debidamente encriptado.

07 El Ministerio de Salud deberá enviar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos, la información consolidada y por Servicio de Salud, referente a la ejecución de los recursos asociados al subtítulo 24, ítem 03 298.

a) Monto total entregado a cada municipio del Servicio de Salud correspondiente.

b) Monto total entregado a cada municipio del Servicio de Salud correspondiente de los recursos para el financiamiento previsto en el artículo 49° de la ley N° 19.378.

c) Monto total entregado a cada municipio del Servicio de Salud correspondiente de los recursos para el financiamiento previsto en el artículo 56° de la ley N° 19.378.

08 Asociada al subtítulo 21 "Gastos en Personal"

El Ministerio de Salud enviará semestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos un informe de las personas que, recibiendo Asignación de Alta Dirección Pública, Asignación de Dirección Superior o Asignación de Funciones Críticas, además se les hayan pagado horas extraordinarias, indicando los montos totales percibidos por ellas durante el período informado.

09 Antes del 30 de abril de 2015 el Ministerio de Salud deberá informar a la Comisión Especial Mixta de Presupuestos acerca del Plan de Formación y Capacitación 2015, con especial detalle en la formación y contratación de médicos especialistas y sub-especialistas y sus metas de implementación.

En el informe indicado en el párrafo anterior el Ministerio de Salud deberá detallar las metas en materia de formación de especialistas y subespecialistas médicos y dentistas, explicitando cuándo y en qué regiones serán contratados. Además, deberá informar de las medidas tomadas para controlar que los médicos becarios cumplan con los compromisos asumidos con los respectivos Servicios de Salud, informando las identidades de aquellos que no han cumplido y los Servicios de Salud afectados en los últimos tres años.

10 Los campos clínicos de los hospitales o consultorios públicos prioritariamente podrán ser utilizados por Universidades Estatales o Privadas Tradicionales, pertenecientes al Consejo de Rectores de las Universidades Chilenas. En todo caso, no se afectarán los convenios vigentes.

11 Antes del 31 de marzo de 2015 la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta de la aplicación del Programa PRAIS durante el año 2014, la cantidad de usuarios y de prestaciones otorgadas, un desglose de ellas, los recursos humanos y financieros asociados al Programa y un informe general de su funcionamiento.

12 Antes del 31 de marzo de 2015, el Ministerio de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos un informe consolidado y detallado sobre la ejecución del gasto en servicios de publicidad durante el año 2014. En dicho informe se deberán distinguir aquellos recursos destinados a Campañas Sanitarias de otras campañas comunicacionales, indicando de manera precisa cada una de ellas. Además, se deberá informar sobre la planificación para la ejecución de los recursos con cargo a esta asignación para el año 2015.

13 El Ministerio de Salud enviará antes del 31 de marzo de 2015, a la Comisión Especial Mixta de Presupuestos, la información detallada acerca de la política de participación social en salud del Ministerio.

14 Antes del 31 de marzo de 2015, el Ministerio de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos un informe sobre las iniciativas, planes o propuestas que hayan surgido a partir del Estudio de Brechas en Recursos Humanos del año 2012, e informará si considera el desarrollo de un plan para la superación y cierre de brechas de los profesionales de salud detectado.

MINISTERIO DE SALUD

Fondo Nacional de Salud

Fondo Nacional de Salud (01, 07, 08, 09, 10)

PARTIDA	16
CAPÍTULO	02
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**4.956.037.771**
04			**IMPOSICIONES PREVISIONALES**	**06**	**1.785.156.723**
	02		**Aportes del Trabajador**		**1.785.156.723**
05			**TRANSFERENCIAS CORRIENTES**		**21.810.500**
	02		**Del Gobierno Central**		**21.810.500**
		006	Caja de Previsión de la Defensa Nacional		809.399
		009	Ley Nº 20.595 y Sistema Chile Solidario		3.777.812
		015	Sistema de Protección Integral a la Infancia		17.223.289
07			**INGRESOS DE OPERACIÓN**		**263.765**
08			**OTROS INGRESOS CORRIENTES**		**180.790.681**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**314.225**
	04		**Fondos de Terceros**		**175.093.957**
		001	Curativa Cargo Usuario		175.093.957
	99		**Otros**		**5.382.499**
09			**APORTE FISCAL**		**2.963.338.306**
	01		**Libre**		**2.963.338.306**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**4.676.796**
	05		**Médicos**		**4.676.796**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**4.956.037.771**
21			**GASTOS EN PERSONAL**	**02**	**16.757.765**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 04**	**24.564.628**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**757.479.974**
	01		**Prestaciones Previsionales**		**757.479.974**
		009	Bonificaciones de Salud		504.638.159
		014	Subsidio Cajas de Compensación de Asignación Familiar		252.841.815
24			**TRANSFERENCIAS CORRIENTES**		**4.151.714.110**
	02		**Al Gobierno Central**		**4.151.714.110**
		034	Instituto de Salud Pública de Chile		590.444
		035	Programa de Atención Primaria		1.218.982.583
		036	Programa de Prestaciones Valoradas	05	1.456.366.665
		037	Programa de Prestaciones Institucionales		1.370.858.090
		043	Subsecretaría de Salud Pública		104.916.328
25			**INTEGROS AL FISCO**		**1.114**
	01		**Impuestos**		**1.114**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**277.867**
	04		**Mobiliario y Otros**		**88.176**
	05		**Máquinas y Equipos**		**1.236**
	06		**Equipos Informáticos**		**33.344**
	07		**Programas Informáticos**		**155.111**
32			**PRÉSTAMOS**		**5.240.313**
	05		**Médicos**		**5.240.313**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01	Dotación máxima de vehículos	16
02	Incluye :	
	a) Dotación máxima de personal	1.209
	b) Horas extraordinarias año	
	– Miles de $	154.587
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	200.523
	– En el exterior en Miles de $	11
	d) Convenios con personas naturales	
	– Miles de $	163.353
	De este personal, se otorgará la calidad de agente público hasta 4 personas, para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.	
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	22
	– Miles de $	321.021
03	Incluye:	
	a) $ 1.993.560 miles para pago a entidades delegadas	
	b) Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	85.098

04 La contratación de servicios y acciones de apoyo de acuerdo con la Ley Nº 18.803 y el D.S Nº 21, (H), de 1990, requerirán la autorización previa de la Dirección de Presupuestos.

05 FONASA deberá informar semestralmente a la Dirección de Presupuestos, a las Comisiones de Salud de la Cámara de Diputados y del Senado, además de la Comisión Especial Mixta de Presupuestos, las acciones tendientes a ampliar el programa de fertilización asistida a través de la firma de convenios con otras instituciones de salud además de aquellas con convenios vigentes.

06 Incluye $ 114.045.809 miles provenientes de beneficiarios de la ley Nº 20.531.

07 FONASA deberá informar trimestralmente a la Dirección de Presupuestos, a las Comisiones de Salud de la Cámara de Diputados y del Senado, además de la Comisión Especial Mixta de Presupuestos el total de los recursos destinados en el período al Sistema de Información y Gestión de las Garantías Explícitas en Salud (SIGGES) y las acciones ejecutadas con estos.

08 FONASA deberá informar trimestralmente a la Dirección de Presupuestos, a las Comisiones de Salud de la Cámara de Diputados y del Senado, además de la Comisión Especial Mixta de Presupuestos el total de los recursos destinados en el período al Sistema FONASA digital y Sistemas de Información, además de las acciones ejecutadas con estos.

09 Antes del 31 de marzo de 2015 el Fondo Nacional de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta de la cantidad y porcentajes de prestadores institucionales privados con convenio MLE, BONO AUGE o de derivación que se encuentren acreditados de acuerdo al Sistema de Acreditación administrado por la Superintendencia de Salud. Además, deberá informar semestralmente, dentro de los treinta días siguientes al término del período respectivo, acerca de la evolución de esta situación.

10 El Fondo Nacional de Salud entregará a las Comisiones de Salud de la Cámara de Diputados y del Senado y a la Superintendencia de Seguridad Social, información sobre los estudios y gestiones realizadas para regular el cobro y pago, según corresponda, de los Subsidios por Incapacidad Laboral por Licencias Médicas según el origen de la afección invocada, respecto de trabajadores afiliados a Mutualidades de Empleadores o al Instituto de Seguridad Laboral, de manera de asegurar el correcto pago de estos beneficios según el organismo previsional que corresponde.

MINISTERIO DE SALUD

Fondo Nacional de Salud

Programa de Atención Primaria (03)

PARTIDA	16
CAPÍTULO	02
PROGRAMA	02

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**1.218.982.583**
05		**TRANSFERENCIAS CORRIENTES**		**1.218.982.583**
	02	**Del Gobierno Central**		**1.218.982.583**
	001	**Fondo Nacional de Salud**		**1.218.982.583**
		GASTOS		**1.218.982.583**
24		**TRANSFERENCIAS CORRIENTES**	**01, 02, 04**	**1.218.982.583**
	02	**Al Gobierno Central**		**1.218.982.583**
	001	Servicio de Salud Arica		16.554.793
	002	Servicio de Salud Iquique		23.144.009
	003	Servicio de Salud Antofagasta		26.492.230
	004	Servicio de Salud Atacama		19.056.437
	005	Servicio de Salud Coquimbo		47.803.985
	006	Servicio de Salud Valparaíso - San Antonio		31.626.320
	007	Servicio de Salud Viña del Mar - Quillota		55.450.147
	008	Servicio de Salud Aconcagua		15.431.863
	009	Servicio de Salud Libertador General Bernardo O' Higgins		54.178.538
	010	Servicio de Salud Maule		78.947.409
	011	Servicio de Salud Ñuble		38.081.449
	012	Servicio de Salud Concepción		37.603.240
	013	Servicio de Salud Talcahuano		26.530.367
	014	Servicio de Salud Biobío		32.834.276
	015	Servicio de Salud Arauco		12.058.393
	016	Servicio de Salud Araucanía Norte		17.367.814
	017	Servicio de Salud Araucanía Sur		60.213.726
	018	Servicio de Salud Valdivia		32.800.446
	019	Servicio de Salud Osorno		19.894.594
	020	Servicio de Salud del Reloncaví		30.130.597
	021	Servicio de Salud Aysén del General Carlos Ibáñez del Campo		6.645.579
	022	Servicio de Salud Magallanes		12.119.590
	023	Servicio de Salud Metropolitano Oriente		47.496.055
	024	Servicio de Salud Metropolitano Central		38.693.037
	025	Servicio de Salud Metropolitano Sur		79.793.851
	026	Servicio de Salud Metropolitano Norte		49.424.417
	027	Servicio de Salud Metropolitano Occidente		82.017.494
	028	Servicio de Salud Metropolitano Sur - Oriente		86.343.038
	030	Programa Contingencias Operacionales		119.813.147
	038	Hospital Padre Alberto Hurtado		159.135
	042	Servicio de Salud Chiloé		20.276.607

GLOSAS :

01 El programa 02 "Atención Primaria" contempla recursos por $ 156.207.270 miles, destinados al financiamiento de la atención primaria desarrollada en los establecimientos dependientes de los Servicios de Salud y para el financiamiento de los convenios DFL Nº 36, (S), de 1980.
En relación a la Atención Primaria dependiente de los Servicios de Salud, estos recursos

deberán ser transferidos a dichos establecimientos, de acuerdo a Resolución, dictada por los respectivos Directores de los Servicios de Salud, enmarcada en un programa aprobado por Resolución Ministerial.

En cuanto a las prestaciones otorgadas al amparo de DFL 36, los recursos deberán ser transferidos de acuerdo a convenios, establecidos entre los directores de los respectivos Servicios de Salud y los directivos de dichos establecimientos, enmarcados en un programa aprobado por Resolución Ministerial.

En ambos casos, el programa deberá contemplar, en general, los objetivos y metas, prestaciones y establecimientos de atención primaria involucrados, así como las actividades a realizar, indicadores y medios de verificación.

02 Considera $ 1.062.775.313 miles para la aplicación de la Ley N° 19.378 sobre atención primaria de salud municipal. Incluye recursos para el financiamiento previsto en los artículos 49 y 56 de dicha ley y para la aplicación de las Leyes N°s 19.813, 20.157 y 20.250. Los recursos se asignarán, sobre la base de los convenios suscritos por los Servicios de Salud con las respectivas entidades administradoras de salud municipal y de las instrucciones o acuerdos del Ministerio de Salud, según corresponda, sin perjuicio de las funciones de supervisión que deben efectuar los Servicios de Salud.

Para efectos de la ejecución de los convenios señalados en el artículo 57 de la ley N° 19.378, la entidad administradora de salud municipal podrá contratar personal conforme la normativa establecida en esa misma ley o bien a honorarios acorde con lo dispuesto en el artículo 4° del citado Estatuto de Atención Primaria de Salud Municipal.

Los convenios antes señalados deberán ser suscritos por las partes a más tardar el 31 de enero de 2015. Con todo, la Dirección de Servicio de Salud podrá autorizar anticipos de transferencias de recursos durante el primer trimestre del año hasta un monto que no supere en el período al 15% del presupuesto consignado en el Convenio suscrito. El anticipo solo podrá realizarse con cargo a los convenios ingresados para su tramitación a la Contraloría General de la República.

Los recursos señalados consideran $ 919.656 miles para iniciativas extraordinarias de capacitación y perfeccionamiento de los funcionarios del artículo 5 de la Ley N° 19.378, que se desempeñen en los establecimientos a que se refiere dicha ley. Mediante resolución del Ministerio de Salud, visada por la Dirección de Presupuestos, se establecerán las características, procedimientos, contenidos y demás regulaciones necesarias para el desarrollo de tales iniciativas y de los convenios respectivos, estos últimos deberán ser celebrados de conformidad a los procedimientos establecidos en la Ley N° 19.378.

03 Antes del 31 de marzo de 2015, el Fondo Nacional de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que contendrá una explicación pormenorizada y desglosada de los montos y formas de cálculo del aporte llamado "per cápita" y la cantidad de población sobre la cual se calculó, junto con la explicación precisa de cómo dicha información está reflejada en la ley de presupuestos.

04 El Ministerio de Salud deberá dar cuenta, trimestralmente, por cada Servicio de Salud, a la Comisión Especial Mixta de Presupuestos respecto de los montos gastados en la compra de prestaciones de salud al sector privado, informando en detalle la tipología de servicios contratados, los valores pagados por tipo de prestación, la imputación presupuestaria del gasto (subtítulo, ítem y asignación) y los proveedores adjudicados.

MINISTERIO DE SALUD
Fondo Nacional de Salud
Programa de Prestaciones Valoradas

PARTIDA	16
CAPÍTULO	02
PROGRAMA	03

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**1.456.366.665**
05			**TRANSFERENCIAS CORRIENTES**		**1.456.366.665**
	02		**Del Gobierno Central**		**1.456.366.665**
		001	Fondo Nacional de Salud		1.456.366.665
			GASTOS		**1.456.366.665**
24			**TRANSFERENCIAS CORRIENTES**	**01, 02**	**1.456.366.665**
	01		**Al Sector Privado**		**173.895.513**
		010	Convenios de Provisión de Prestaciones Médicas	03, 04	170.752.145
		011	Bono Auge	05	3.143.368
	02		**Al Gobierno Central**	**06**	**1.282.471.152**
		001	Servicio de Salud Arica		13.546.115
		002	Servicio de Salud Iquique		19.551.563
		003	Servicio de Salud Antofagasta		34.655.824
		004	Servicio de Salud Atacama		14.226.215
		005	Servicio de Salud Coquimbo		39.674.385
		006	Servicio de Salud Valparaíso - San Antonio		46.731.584
		007	Servicio de Salud Viña del Mar - Quillota		62.842.978
		008	Servicio de Salud Aconcagua		21.165.334
		009	Servicio de Salud Libertador General Bernardo O' Higgins		45.085.291
		010	Servicio de Salud Maule		56.413.245
		011	Servicio de Salud Ñuble		31.630.525
		012	Servicio de Salud Concepción		70.015.697
		013	Servicio de Salud Talcahuano		31.455.742
		014	Servicio de Salud Biobío		26.730.648
		015	Servicio de Salud Arauco		7.554.349
		016	Servicio de Salud Araucanía Norte		13.065.385
		017	Servicio de Salud Araucanía Sur		57.799.330
		018	Servicio de Salud Valdivia		30.290.849
		019	Servicio de Salud Osorno		19.538.880
		020	Servicio de Salud del Reloncaví		25.725.110
		021	Servicio de Salud Aysén del General Carlos Ibáñez del Campo		7.424.888
		022	Servicio de Salud Magallanes		16.917.642
		023	Servicio de Salud Metropolitano Oriente		107.752.109
		024	Servicio de Salud Metropolitano Central		72.392.663
		025	Servicio de Salud Metropolitano Sur		103.552.710
		026	Servicio de Salud Metropolitano Norte		84.175.535
		027	Servicio de Salud Metropolitano Occidente		83.699.682
		028	Servicio de Salud Metropolitano Sur - Oriente		78.056.960
		030	Programa Contingencias Operacionales		29.148.759
		038	Hospital Padre Alberto Hurtado		15.020.112
		039	Centro de Referencia de Salud de Maipú		5.041.810
		041	Centro de Referencia de Salud de Peñalolén Cordillera Oriente		3.403.300
		042	Servicio de Salud Chiloé		8.185.933

GLOSAS :

01 Estos recursos serán transferidos a los Servicios de Salud correspondientes, y a los Establecimientos de los capítulos 50, 51 y 52 de esta Partida, a partir del mes de enero 2015, de acuerdo a los convenios que suscriban con el Fondo Nacional de Salud y con la Subsecretaría de Redes Asistenciales. En dichos convenios se determinarán, entre otros, los objetivos y metas sanitarias, las prestaciones a otorgar, su valoración y los procedimientos y demás condiciones a que se someterán las entidades en la ejecución de los planes y programas que se convengan.
Dichos convenios podrán ser suscritos a contar de la fecha de promulgación de la presente Ley y hasta el 31 de diciembre del año 2014 y copia de estos y sus modificaciones durante el año 2015, deberán ser remitidas a la Dirección de Presupuestos dentro de los 5 días siguientes a la fecha de su suscripción. Cada convenio y sus modificaciones deberán ajustarse al presupuesto autorizado y no pudiendo en caso alguno considerar modificaciones presupuestarias que no estén totalmente tramitadas. Excepcionalmente, el Fondo Nacional de Salud estará autorizado para anticipar transferencias de recursos a los establecimientos señalados precedentemente hasta el 15% del monto consignado en los convenios o acuerdos de gestión y sus adendas, con cargo a los convenios ingresados para su tramitación a la Contraloría General de la República.
El valor de las prestaciones será el que se fije mediante arancel antes del 15 de diciembre de 2014, este último deberá ser aprobado mediante resolución por los Ministerios de Salud y de Hacienda, a proposición del Fondo Nacional de Salud. En la definición del arancel deberán compatibilizarse las prestaciones que se otorgarán, su cantidad y precio, con los recursos autorizados en este programa.

02 El Ministerio de Salud enviará trimestralmente a la Comisión Especial Mixta de Presupuestos un informe de ejecución del Programa de Prestaciones Valoradas, desglosando Servicios de Salud, Instituciones Privadas y Públicas no pertenecientes al Sistema Nacional de Salud, y especialidades y subespecialidades médicas.
Antes del 31 de marzo de 2015 el Ministerio de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se detalle las reasignaciones presupuestarias efectuadas durante el año 2014 desde este Programa, incluyendo específicamente las reasignaciones efectuadas desde el Programa de Prestaciones Valoradas al Programa de Prestaciones Institucionales (16.02.04).

03 Incluye $ 124.972.559 miles que se utilizarán de conformidad a lo dispuesto en la ley N° 19.966.
El Fondo Nacional de Salud deberá informar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos, las compras efectuadas a prestadores privados, individualizándose de cada uno de estos las prestaciones realizadas. En dicho informe se deberá dar cuenta del valor pagado por cada prestación y el mecanismo de selección de cada prestador, así como el estado de pago de las prestaciones otorgadas.
Antes del 31 de marzo de 2015 el FONASA deberá enviar un informe consolidado y detallado sobre la ejecución de este Programa durante el año 2014.

04 El Ministerio de Salud deberá enviar por vía electrónica y semestralmente, dentro de los treinta días siguientes al término del periodo, a la Comisión Especial Mixta de Presupuestos, un informe detallado de los recursos asignados a Convenios de Provisión de Prestaciones Médicas con prestadores privados, indicando, para cada prestador, los precios pagados, incluyendo el valor pagado por cada cama UCI, y el porcentaje de participación en el total de compras, durante el año 2014 y el primer semestre de 2015.
En la misma oportunidad se enviará, en formato electrónico, copia de los contratos y actos administrativos correspondientes que permitieron las contrataciones.

05 Estos recursos solo podrán utilizarse de conformidad a lo dispuesto en la ley N° 19.966, en especial su artículo 4°, literal c) sobre garantía explícita de oportunidad. FONASA deberá informar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos las compras efectuadas a prestadores privados, individualizándose cada uno de estos, así como las prestaciones efectuadas. En dicho informe se deberá dar cuenta del valor pagado por cada prestación

y el mecanismo de selección de cada prestador, así como el estado de pago de las prestaciones otorgadas.

Adicionalmente, antes del 31 de marzo de 2015 el FONASA deberá enviar un informe consolidado y detallado sobre la ejecución de este Programa durante el año 2014.

06 Incluye $ 16.327.250 miles para el programa conocido como Fondo Solidario para Medicamentos, orientado preferentemente a pacientes diagnosticados con enfermedades de muy baja prevalencia. Estos recursos serán distribuidos considerando los criterios clínicos establecidos por la Comisión Técnica Asesora sobre Enfermedades Raras o Poco Frecuentes, establecida en el Ministerio de Salud.

MINISTERIO DE SALUD
Fondo Nacional de Salud
Programa de Prestaciones Institucionales

PARTIDA	16
CAPÍTULO	02
PROGRAMA	04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**1.370.858.090**
05			**TRANSFERENCIAS CORRIENTES**		**1.370.858.090**
	02		**Del Gobierno Central**		**1.370.858.090**
		001	Fondo Nacional de Salud		1.370.858.090
			GASTOS		**1.370.858.090**
24			**TRANSFERENCIAS CORRIENTES**	**01**	**1.370.858.090**
	02		**Al Gobierno Central**		**1.370.858.090**
		001	Servicio de Salud Arica		19.443.628
		002	Servicio de Salud Iquique		27.119.424
		003	Servicio de Salud Antofagasta		39.180.505
		004	Servicio de Salud Atacama		33.118.607
		005	Servicio de Salud Coquimbo		41.079.947
		006	Servicio de Salud Valparaíso - San Antonio		37.063.890
		007	Servicio de Salud Viña del Mar - Quillota		49.228.833
		008	Servicio de Salud Aconcagua		25.243.085
		009	Servicio de Salud Libertador General Bernardo O' Higgins		46.885.222
		010	Servicio de Salud Maule		58.850.612
		011	Servicio de Salud Ñuble		33.055.975
		012	Servicio de Salud Concepción		50.533.863
		013	Servicio de Salud Talcahuano		28.733.577
		014	Servicio de Salud Biobío		40.473.711
		015	Servicio de Salud Arauco		24.910.915
		016	Servicio de Salud Araucanía Norte		22.835.086
		017	Servicio de Salud Araucanía Sur		53.310.572
		018	Servicio de Salud Valdivia		34.034.279
		019	Servicio de Salud Osorno		28.279.903
		020	Servicio de Salud del Reloncaví		46.187.995
		021	Servicio de Salud Aysén del General Carlos Ibáñez del Campo		28.870.428
		022	Servicio de Salud Magallanes		26.178.150
		023	Servicio de Salud Metropolitano Oriente		57.054.139
		024	Servicio de Salud Metropolitano Central	02	76.774.956
		025	Servicio de Salud Metropolitano Sur		49.883.601
		026	Servicio de Salud Metropolitano Norte		35.995.364
		027	Servicio de Salud Metropolitano Occidente		52.363.565
		028	Servicio de Salud Metropolitano Sur - Oriente		85.288.642
		030	Programa Contingencias Operacionales		169.940.319
		038	Hospital Padre Alberto Hurtado		21.917.637
		039	Centro de Referencia de Salud de Maipú		3.496.358
		041	Centro de Referencia de Salud de Peñalolén Cordillera Oriente		2.733.984
		042	Servicio de Salud Chiloé		20.791.318

GLOSAS :

01 Estos recursos serán transferidos a los Servicios de Salud correspondientes, y a los Establecimientos de los capítulos 50, 51 y 52 de esta Partida, a partir del mes de enero de 2015, de acuerdo a los convenios que suscriban las entidades referidas con el Fondo Nacional de Salud y la Subsecretaría de Redes Asistenciales, en los cuales se determinarán

los objetivos y metas sanitarias, el marco presupuestario asignado, los procedimientos de control y evaluación, y demás condiciones a que se someterán las entidades según el respectivo convenio. Dichos convenios podrán ser suscritos a contar de la fecha de promulgación de la presente Ley y hasta el 31 de diciembre del año 2014 y copia de estos y sus modificaciones durante el año 2015, deberán ser remitidas a la Dirección de Presupuestos dentro de los 5 días siguientes a la fecha de su suscripción.
Cada convenio y sus modificaciones deberán ajustarse al presupuesto autorizado y no pudiendo en caso alguno considerar modificaciones presupuestarias que no estén totalmente tramitadas. Excepcionalmente, el Fondo Nacional de Salud estará autorizado para anticipar transferencias de recursos a los establecimientos señalados precedentemente hasta el 15% del monto consignado en los convenios y sus adendas, con cargo a los convenios ingresados para su tramitación a la Contraloría General de la República.

02 Antes del 31 de marzo de 2015, el Ministerio de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos el detalle del Plan de Puesta en Marcha de los Hospitales Concesionados de Maipú y La Florida, así como la ejecución de los recursos asignados a ellos, las metas de reclutamiento de personal, las asignaciones de este a ambos recintos y la conformación del presupuesto tentativo para el año en curso de ambos establecimientos asistenciales.

MINISTERIO DE SALUD

Instituto de Salud Pública de Chile

Instituto de Salud Pública de Chile (01, 04, 05)

PARTIDA	16
CAPÍTULO	04
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**24.153.125**
05			**TRANSFERENCIAS CORRIENTES**		**590.444**
	02		**Del Gobierno Central**		**590.444**
		004	Fondo Nacional de Salud		590.444
07			**INGRESOS DE OPERACIÓN**		**9.432.852**
08			**OTROS INGRESOS CORRIENTES**		**873.816**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**157.113**
	99		**Otros**		**716.703**
09			**APORTE FISCAL**		**12.983.750**
	01		**Libre**		**12.983.750**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**246.263**
	10		**Ingresos por Percibir**		**246.263**
15			**SALDO INICIAL DE CAJA**		**26.000**
			GASTOS		**24.153.125**
21			**GASTOS EN PERSONAL**	02	**12.654.277**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**9.493.618**
24			**TRANSFERENCIAS CORRIENTES**		**1**
	02		**Al Gobierno Central**		**1**
		042	Subsecretaría de Salud Pública		1
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.773.229**
	04		**Mobiliario y Otros**		**41.981**
	05		**Máquinas y Equipos**		**1.027.341**
	06		**Equipos Informáticos**		**230.411**
	07		**Programas Informáticos**	06	**473.496**
31			**INICIATIVAS DE INVERSIÓN**		**206.000**
	02		**Proyectos**		**206.000**
34			**SERVICIO DE LA DEUDA**		**25.000**
	07		**Deuda Flotante**		**25.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 15

02 Incluye :

a) Dotación máxima de personal — 788

b) Horas extraordinarias año
– Miles de $ — 111.336

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 101.314
– En el exterior en Miles de $ — 44.598

d) Convenios con personas naturales
– Miles de $ — 318.901

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 7
– Miles de $ — 47.318

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 85.386

04 Antes del 31 de marzo de 2015, el Instituto de Salud Pública deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta detallada de las acciones y avances en materia de Bioequivalencia, certificación de Buenas Prácticas de Manufactura y Certificación de la Calidad de los Medicamentos durante el año 2014.
Al 31 de julio de 2015 el ISP deberá enviar un informe que contenga la misma información actualizada con lo ocurrido durante el primer semestre de dicho año.

05 Antes del 31 de marzo de 2015 el Instituto de Salud Pública deberá enviar a la Comisión Especial Mixta de Presupuestos un informe con la consolidación de las actuaciones efectuadas y las medidas administrativas ejecutadas para resolver la demanda por exámenes de histocompatibilidad destinadas a la provisión de órganos y tejidos para trasplantes. En el mismo informe se deberá indicar la planificación, metas y objetivos para el año 2015.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE SALUD
Central de Abastecimiento del Sistema Nacional de Servicios de Salud
Central de Abastecimiento del Sistema Nacional de Servicios de Salud (01, 02, 03, 06)

PARTIDA	16
CAPÍTULO	05
PROGRAMA	01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		10.229.157
07		INGRESOS DE OPERACIÓN		9.208.550
08		OTROS INGRESOS CORRIENTES		137.923
	01	Recuperaciones y Reembolsos por Licencias Médicas		109.388
	02	Multas y Sanciones Pecuniarias		15.058
	99	Otros		13.477
12		RECUPERACIÓN DE PRÉSTAMOS		881.684
	10	Ingresos por Percibir		881.684
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		10.229.157
21		GASTOS EN PERSONAL	04	3.848.946
22		BIENES Y SERVICIOS DE CONSUMO	05	5.618.950
25		INTEGROS AL FISCO		720.091
	01	Impuestos		720.091
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		40.170
	06	Equipos Informáticos		24.720
	07	Programas Informáticos		15.450
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos 9

02 La Institución podrá efectuar la provisión de insumos, bienes, servicios y asesorías técnicas a los Servicios de Salud y a los establecimientos de los capítulos 50, 51, y 52, de esta partida, para el ejercicio de las acciones de salud, actuando mediante mandato o en representación de estos. Para la provisión de insumos y bienes, la Central de Abastecimiento comprará a los proveedores por cuenta de dichas entidades, en la forma y condiciones que ellas le indiquen, los fondos que reciba para el pago de estas operaciones no se incorporarán a su presupuesto. Los ingresos que perciba por prestación de servicios, asesorías técnicas y otros constituirán ingresos de operación. Todos los contratos de compra que se celebren en virtud de la presente glosa deberán realizarse a través de Chile-Compra, su reglamento y demás normas atingentes.

03 Antes del 31 de marzo 2015 el Ministerio de Salud deberá enviar a la Comisión Especial Mixta de Presupuestos un informe sobre el Plan de Modernización de la CENABAST y las metas de gestión para el año 2015. Además, trimestralmente, dentro de los treinta días siguientes al término del período respectivo, deberá informar a la Comisión Especial Mixta de Presupuestos, sobre el avance en su cumplimiento.

04 Incluye :

a) Dotación máxima de personal 225

b) Horas extraordinarias año
– Miles de $ 144.791

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 51.462
– En el exterior en Miles de $ 11

d) Convenios con personas naturales
– Miles de $ 90.844

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas	6
– Miles de $	31.875

05 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $	32.848

06 La Central Nacional de Abastecimientos deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre el detalle de la deuda a proveedores con más de 30 días de facturación.

MINISTERIO DE SALUD

Subsecretaría de Salud Pública

Subsecretaría de Salud Pública (01, 08, 09, 10, 12)

PARTIDA	16
CAPÍTULO	09
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**382.190.419**
05			**TRANSFERENCIAS CORRIENTES**		**169.319.104**
	02		**Del Gobierno Central**		**169.319.104**
		001	Fondo Nacional de Salud		104.916.328
		012	Instituto de Salud Pública de Chile		1
		015	Instituto de Seguridad Laboral		11.051.895
		022	Fondo Único de Prestaciones Familiares y Subsidios de Cesantía		53.350.880
07			**INGRESOS DE OPERACIÓN**		**20.729.337**
08			**OTROS INGRESOS CORRIENTES**		**1.762.717**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.440.502**
	99		**Otros**		**322.215**
09			**APORTE FISCAL**		**190.243.485**
	01		**Libre**		**190.243.485**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**131.156**
	10		**Ingresos por Percibir**		**131.156**
15			**SALDO INICIAL DE CAJA**		**4.620**
			GASTOS		**382.190.419**
21			**GASTOS EN PERSONAL**	**02**	**67.858.616**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 04**	**34.592.231**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**162.619.291**
	01		**Prestaciones Previsionales**		**109.268.411**
		010	Subsidios de Reposo Preventivo		17.196
		011	Subsidios de Enfermedad y Medicina Curativa		98.296.263
		012	Subsidios por Accidentes del Trabajo		4.352.083
		013	Subsidios de Reposo Maternal, Artículo 196 Código del Trabajo		6.602.869
	02		**Prestaciones de Asistencia Social**		**53.350.880**
		005	Subsidios de Reposo Maternal y Cuidado del Niño		53.350.880
24			**TRANSFERENCIAS CORRIENTES**	**11**	**114.219.069**
	01		**Al Sector Privado**		**102.832.474**
		003	Programa Nacional de Alimentación Complementaria		46.329.524
		004	Programa Ampliado de Inmunizaciones	05	34.089.314
		007	Programa de Alimentación Complementaria para el Adulto Mayor		22.413.636
	02		**Al Gobierno Central**		**4.447.766**
		001	Servicio de Salud Arica		1.283.770
		002	Servicio de Salud Iquique		85.823
		003	Servicio de Salud Antofagasta		129.673
		004	Servicio de Salud Atacama		37.961
		005	Servicio de Salud Coquimbo		93.696
		006	Servicio de Salud Valparaíso - San Antonio		80.905
		007	Servicio de Salud Viña del Mar - Quillota		64.558
		008	Servicio de Salud Aconcagua		75.246
		009	Servicio de Salud Libertador General Bernardo O'Higgins		160.493
		010	Servicio de Salud Maule		163.249
		011	Servicio de Salud Ñuble		184.830
		012	Servicio de Salud Concepción		223.394
		013	Servicio de Salud Talcahuano		51.726
		014	Servicio de Salud Biobío		90.611
		015	Servicio de Salud Arauco		39.366

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
24	**02**	016	Servicio de Salud Araucanía Norte		51.999
		017	Servicio de Salud Araucanía Sur		129.503
		018	Servicio de Salud Valdivia		127.379
		019	Servicio de Salud Osorno		79.830
		020	Servicio de Salud del Reloncaví		192.987
		021	Servicio de Salud Aysén del General Carlos Ibáñez del Campo		70.763
		022	Servicio de Salud Magallanes		86.475
		023	Servicio de Salud Metropolitano Oriente		158.291
		024	Servicio de Salud Metropolitano Central		149.833
		025	Servicio de Salud Metropolitano Sur		166.038
		026	Servicio de Salud Metropolitano Norte		93.126
		027	Servicio de Salud Metropolitano Occidente		157.585
		028	Servicio de Salud Metropolitano Sur - Oriente		119.607
		038	Hospital Padre Alberto Hurtado		418
		039	Centro de Referencia de Salud de Maipú		403
		041	Centro de Referencia de Salud de Peñalolén Cordillera Oriente		85
		042	Servicio de Salud Chiloé		98.143
	03		**A Otras Entidades Públicas**		**6.938.829**
		299	Programas Especiales, Atención Primaria	06	3.803.788
		397	Programa de Enfermedades Emergentes		2.647.135
		421	Fondo Nacional de Investigación y Desarrollo en Salud	07	487.906
26			**OTROS GASTOS CORRIENTES**		**216.636**
	01		**Devoluciones**		**108.318**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**108.318**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.676.956**
	03		**Vehículos**		**356.380**
	04		**Mobiliario y Otros**		**170.918**
	05		**Máquinas y Equipos**		**1.042.709**
	06		**Equipos Informáticos**		**422.694**
	07		**Programas Informáticos**		**684.255**
34			**SERVICIO DE LA DEUDA**		**3.000**
	07		**Deuda Flotante**		**3.000**
35			**SALDO FINAL DE CAJA**		**4.620**

GLOSAS :

01 Dotación máxima de vehículos — 168

02 Incluye :

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834

– Nº de cargos — 3.885

a2) Dotación máxima de personal Ley Nº 19.664

– Nº de horas semanales — 2.563

b) Horas extraordinarias año

– Miles de $ — 1.744.908

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 1.191.991

– En el exterior en Miles de $ — 134.496

d) Convenios con personas naturales

– Miles de $ — 3.052.826

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas — 88

– Miles de $ — 998.964

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 405.483

04 Incluye M$ 421.062 de acciones ligadas al Programa Elige Vivir Sano.

05 Antes del 31 de marzo de 2015 la Subsecretaría de Salud Pública deberá enviar a la Comisión Especial Mixta de Presupuestos un informe sobre la ejecución de este Programa durante el año 2014, en el que se deberá informar detalladamente la cobertura alcanzada en cada vacunación, la extensión de tiempo que cada una tuvo, los costos de adquisición de las vacunas, cantidad de vacunas compradas en cada caso, fechas en las que se adquirieron y los proveedores favorecidos. Adjuntando un cuadro comparativo con, al menos, los tres años anteriores. Junto con lo anterior, se deberá informar el Plan de Vacunación para el año 2015 con sus metas de cobertura y el Plan de Compras asociado a este.

06 Antes del 31 de marzo de 2015 la Subsecretaría de Salud Pública deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se indique el detalle de los programas comunales y programa Elige Vivir Sano, y el instrumento mediante el cual se han aprobado formalmente. Además, se deberá informar la manera en que se define la asignación de los recursos reservados para ellos, los criterios de distribución y las metas y mecanismos de evaluación definidos para el periodo 2015.
Del mismo modo, la Subsecretaría de Salud Pública deberá informar trimestralmente a la Comisión Especial Mixta de Presupuesto sobre el estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas en virtud de esta asignación.

07 Estos recursos se destinarán al financiamiento de proyectos de investigación científica y tecnológicas en salud, incluyendo M$ 52.632 asociado al Programa Elige Vivir Sano, conforme al convenio que se suscriba con la Comisión Nacional de Investigación Científica y Tecnológica.
La Subsecretaría de Salud Pública deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre el estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas en virtud de esta asignación.

08 Antes del 31 de marzo de 2015 la Subsecretaría de Salud Pública deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se especifiquen los recursos destinados al funcionamiento de las COMPIN durante el año 2015, acompañando las metas de gestión para las mismas. Además, deberá informar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, acerca de su grado de cumplimiento.

09 Antes del 31 de marzo de 2015 la Subsecretaría de Salud Pública deberá enviar a la Comisión Especial Mixta de Presupuestos la planificación de salud pública y vigilancia sanitaria para el año 2015, detallando específicamente los recursos asignados a cada región del país, las prioridades en Salud Pública para el 2015 y las metas.
Asimismo informará acerca de los convenios suscritos entre el Ministerio y los gobiernos regionales.
Especial mención deberá hacerse de la situación de los rellenos sanitarios existentes en el país y las medidas de corto, mediano y largo plazo para enfrentar los vertederos ilegales y los rellenos sanitarios cuya vida útil ya se ha cumplido o está próxima a cumplirse.

10 La Subsecretaría de Salud Pública informará a la Subcomisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo 2015, los recursos presupuestados a cada SEREMI de Salud, especificando:

1.- a) Dotación máxima de vehículos por SEREMI, dotación máxima de personal Ley N° 18.834, número de cargos; dotación máxima de personal Ley N° 19.664 (personal diurno); número de horas semanales;
b) Horas extraordinarias año;
c) Autorización máxima para gastos en viáticos en territorio nacional y en el exterior;
d) Convenios con personas naturales;
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación de Funciones Críticas.

2.- Gastos en bienes y servicios de consumo.

3.- Adquisición de activos no financieros (mobiliario y otros, máquinas y equipos, programas informáticos).

4.- Transferencias de capital al Sector Privado, a otra institución pública.

11 Antes del 31 de enero de 2015, la Subsecretaría de Salud Pública deberá informar a la Comisión Especial Mixta de Presupuesto sobre el cronograma de inversiones, metas y objetivos asociados a los siguientes programas: Tenencia Responsable de Mascotas, Programa Nacional de Prevención del Suicidio, y Vigilancia y Control del Consumo de Tabaco en la Salud de la Población. Deberá, además, informar trimestralmente a la misma Comisión sobre el estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas.

12 Semestralmente la Subsecretaría de Salud informará a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Salud del Senado y de la Cámara acerca de los montos destinados regionalmente al Fondo de Auxilio Extraordinario y sus incrementos.

MINISTERIO DE SALUD

Subsecretaría de Redes Asistenciales

Subsecretaría de Redes Asistenciales (01, 06, 07, 10, 12, 13, 14)

PARTIDA	16
CAPÍTULO	10
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**91.927.682**
05			**TRANSFERENCIAS CORRIENTES**		**13.406.650**
	02		**Del Gobierno Central**		**13.406.650**
		002	Sistema de Protección Integral a la Infancia		13.406.650
08			**OTROS INGRESOS CORRIENTES**		**58.376**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**31.424**
	99		**Otros**		**26.952**
09			**APORTE FISCAL**		**64.210.757**
	01		**Libre**		**64.210.757**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**14.250.899**
	02		**Del Gobierno Central**		**14.250.899**
		001	IVA Concesiones Hospitalarias		14.250.899
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**91.927.682**
21			**GASTOS EN PERSONAL**	**02**	**10.089.029**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**14.647.908**
24			**TRANSFERENCIAS CORRIENTES**		**23.770.912**
	01		**Al Sector Privado**		**13.406.650**
		011	Programa de Apoyo al Recién Nacido	04	13.406.650
	03		**A Otras Entidades Públicas**		**10.364.262**
		396	Programa Campaña de Invierno	05	1.928.562
		400	Atención Primaria, Ley Nº 20.645 Trato Usuario	11	8.435.700
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.232.319**
	04		**Mobiliario y Otros**		**19.313**
	05		**Máquinas y Equipos**		**7.730**
	06		**Equipos Informáticos**		**41.543**
	07		**Programas Informáticos**	**08**	**1.163.733**
33			**TRANSFERENCIAS DE CAPITAL**		**42.185.514**
	01		**Al Sector Privado**		**42.185.514**
		003	Reintegro Crédito IVA Concesiones		14.250.899
		004	Subsidio Fijo a la Construcción	09	27.934.615
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 197

b) Horas extraordinarias año
 – Miles de $ — 69.987

c) Autorización máxima para gastos en viáticos
 – En territorio nacional en Miles de $ — 237.528
 – En el exterior en Miles de $ — 10.760

d) Convenios con personas naturales
 – Miles de $ — 5.182.375

Hasta 25 personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 15
   – Miles de $ 270.914

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 15.479

04 El programa se ejecutará mediante los convenios que se suscriban entre el Ministerio de Salud y el Ministerio de Desarrollo Social.
Con cargo a estos recursos se podrá efectuar todo tipo de gastos y se destinarán hasta $ 87.040 miles para solventar gastos de operación y administración, incluidos los de personal, por concepto de ejecución del programa.
El Ministerio de Salud deberá publicar y actualizar en su página web el detalle de los fondos asignados mediante estos convenios, las acciones que se realizarán con ellos, las características de los beneficiarios y los resultados obtenidos en términos de los objetivos planteados.

05 Estos recursos se transferirán a los Servicios de Salud correspondientes, y a los Establecimientos de los capítulos 50, 51 y 52 de esta Partida, conforme a los convenios de ejecución de actividades, acciones o programas que suscriba la Subsecretaría de Redes Asistenciales con las referidas entidades, en los cuales se especificarán las metas a alcanzar, las prestaciones que otorgarán, los procedimientos de información y evaluación y las demás condiciones y modalidades de ejecución del programa.
El Ministerio de Salud deberá publicar trimestralmente en su página web el detalle de los fondos asignados mediante estos convenios, las metas a alcanzar, las prestaciones que otorgarán, los procedimientos de información y evaluación, y las demás condiciones y modalidades de ejecución del programa.
Antes del 31 de marzo de 2015 la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta detallada de la ejecución de este Programa durante el año 2014, informando curva de consultas, hospitalizaciones y fallecimientos por enfermedades respiratorias, cobertura mensual de la Vacunación de la Campaña de Influenza, y cuadros comparativos con, al menos, los tres años anteriores. Al 31 de julio de 2015 la Subsecretaría de Redes Asistenciales deberá enviar a dicha Comisión un informe de similar contenido con la descripción de la ejecución del programa durante el primer semestre del mismo año.
Con todo, en el año 2015 desde que el Ministerio de Salud declare el inicio de la Campaña de Invierno hasta su cierre, deberá mantener en su página web institucional la información en línea, semana a semana, de las consultas, hospitalizaciones y fallecimientos por enfermedades respiratorias, desglosada por tramos etarios y sexo de los pacientes.

06 Antes del 31 de marzo de 2015 la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe con las metas en materia de Acreditación de Prestadores Institucionales Públicos y sobre la dictación de los estándares de calidad aplicables en dichos procesos. Además, semestralmente, dentro de los treinta días siguientes al término del período respectivo, la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe que dé cuenta del estado de avance y la cantidad de establecimientos públicos de salud acreditados, en proceso de acreditación y la etapa en que dicho proceso se encuentre.

07 El MINSAL deberá entregar semestralmente a la Comisión Especial Mixta de Presupuestos, un informe en detalle sobre el estado de avance de las cinco metas para el Mejoramiento de Centros de Salud Intercultural Mapuche y el Fortalecimiento de Centros de Salud Regional de la Región de La Araucanía, objetivos del Eje Salud del Plan Araucanía.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

09 Antes del 31 de marzo de 2015, la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe detallado sobre la ejecución y

distribución de los recursos asignados, así como de la proyección de gasto que por este ítem se estime para el período total de concesión.

10 La Subsecretaría de Redes Asistenciales deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos y a la Dirección de Presupuestos respecto de las metas, ejecución y seguimiento de programas de atención de población a nivel de comuna en enfermedades crónicas no transmisibles (diabetes, hipertensión y triglicéridos), además de población infantil y adultos con diagnósticos de obesidad, conjuntamente con la evaluación trimestral de la implementación y ejecución de la iniciativa presidencial del Fondo de Farmacias (FOFAR).

11 La Subsecretaría de Redes Asistenciales deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre los fondos asignados y el estado de ejecución de estos recursos, los procedimientos de información y evaluación y las demás condiciones y modalidades de ejecución, así como las instituciones receptoras y nivel de cumplimiento de metas comprometidas.

12 Antes del 31 de marzo de 2015, la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe detallado del Programa de Centros de Salud de Excelencia, en el que se expliciten los criterios de selección de los Centros y los mecanismos con los cuales se entregarán los recursos, especificando cómo se medirá la satisfacción de los usuarios.
Además, se deberá informar acerca de todos los establecimientos de salud que, habiendo postulado a dicho Programa, no fueron seleccionados, señalando las razones específicas para ello en cada caso.

13 Antes del 31 de enero de 2015, la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe detallado sobre el cronograma de inversiones, metas y objetivos comprometidos, asociado a los siguientes programas: Camas Sociosanitarias; Centro Diurno de Apoyo a Personas con Demencia; Fondo de Farmacia para Enfermedades No Transmisibles en Atención Primaria; Más Adultos Mayores Autovalentes; Mejoramiento de Acceso a la Atención Odontológica; Tamizaje Auditivo Universal y Rehabilitación Integral para Disminuir la Discapacidad Auditiva; Programa Odontológico Integral; Programa Preventivo en Salud Bucal-Sembrando Sonrisas; Refuerzo Atención de Urgencia Hospitalaria y Prehospitalaria; Servicio de Atención Primaria de Urgencia de Alta Resolución (SAR); Vida Sana Intervención en Factores de Riesgo de Enfermedades Crónicas en Niños, Adolescentes, Adultos y Mujeres Postparto; Programa de Fortalecimiento de la Medicina Familiar en APS; Hospitalización Domiciliaria; AUGE Expansión en Atención Secundaria y Terciaria; Rehabilitación; Aumento de la Resolutividad de la Atención de Especialidad en Salud Mental en COSAM; Coordinación Nacional de Procuramiento y Trasplante de Órganos; Recursos de Expansión en Programa Atención Primaria de Salud; y Centros Comunitarios de Salud Familiar CECOSF.
Deberá, además, informar trimestralmente a la misma Comisión dentro de los treinta días siguientes al término del período respectivo, sobre el estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas.

14 Antes del 31 de enero de 2015, la Subsecretaría de Redes Asistenciales deberá enviar a la Comisión Especial Mixta de Presupuestos un informe detallado sobre los recursos, metas y objetivos comprometidos para las siguientes inversiones: Recursos de Expansión en Programa Atención Primaria de Salud; 30 Nuevas Camas UPC; Selector de Demanda; Plan Contratación de 33.000 Horas de Especialistas; 5.000 Nuevos Especialistas en Formación y Destinación; y Fortalecimiento de la Incorporación y Retención de Especialistas en la Red Asistencial.
Deberá, además, informar trimestralmente a la misma Comisión, dentro de los treinta días siguientes al término del período respectivo, sobre el estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas.

MINISTERIO DE SALUD

Subsecretaría de Redes Asistenciales

Inversión Sectorial de Salud (02)

PARTIDA	16
CAPÍTULO	10
PROGRAMA	02

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		530.664.034
09		APORTE FISCAL		530.663.034
	01	Libre		528.813.287
	03	Servicio de la Deuda Externa		1.849.747
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		530.664.034
31		INICIATIVAS DE INVERSIÓN	01	528.813.287
	02	Proyectos		528.813.287
34		SERVICIO DE LA DEUDA		1.849.747
	02	Amortización Deuda Externa		1.577.042
	04	Intereses Deuda Externa		272.705
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Antes del 31 de enero de 2015, el Ministerio de Salud deberá informar a la Comisión Especial Mixta de Presupuestos el listado de obras de inversión presupuestado por región, a nivel consolidado y por Servicios de Salud, y el cronograma de dichas inversiones para ejecutar en el 2015, especificando si son obras nuevas o de arrastre, identificando si corresponden a obras de Atención Primaria, inversiones de reconstrucción posterremoto/maremoto de febrero de 2010, y otras, indicando además si existe retardo o retraso en las fechas de comienzo o entrega de obras, si serán concesionadas o no, y el costo de cada obra.

Además, durante el año 2015 el Ministerio de Salud deberá enviar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos, un informe sobre el avance trimestral en la inversión pública en salud, que igualmente incluya los recursos destinados a la adquisición de activos no financieros (Subtítulo 29).

Para el Subtítulo 31, tanto la información a presentar el 31 de enero de 2015 sobre listado de proyectos y cronograma de inversión comprometido, como la información trimestral sobre el estado de avance y ejecución de estos recursos, debe ser presentada a nivel regional, identificando cada obra y su respectivo estado de avance, tanto físico como en términos de recursos financieros devengados, separando entre proyectos de Atención Primaria y otros.

Junto al Plan de Inversiones indicado, el Ministerio deberá informar los criterios epidemiológicos y los estudios de demanda que motivan la selección de los lugares para llevar a cabo los proyectos. Además, deberá informar sobre el Plan de Concesiones, el estado de ejecución de cada proyecto, los estudios de preinversión en curso y las metas y compromisos para el año 2015.

02 La Subsecretaría de Redes Asistenciales deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre el detalle del avance presupuestario y físico del Hospital de Pitrufquén.

MINISTERIO DE SALUD
Superintendencia de Salud
Superintendencia de Salud (01)

PARTIDA	16
CAPÍTULO	11
PROGRAMA	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		11.817.294
08		OTROS INGRESOS CORRIENTES		64.018
	01	Recuperaciones y Reembolsos por Licencias Médicas		58.356
	99	Otros		5.662
09		APORTE FISCAL		11.752.276
	01	Libre		11.331.448
	02	Servicio de la Deuda Interna		420.828
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		11.817.294
21		GASTOS EN PERSONAL	02	8.926.436
22		BIENES Y SERVICIOS DE CONSUMO	03	2.458.328
25		INTEGROS AL FISCO		125
	01	Impuestos		125
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		9.577
	04	Mobiliario y Otros		9.577
34		SERVICIO DE LA DEUDA		421.828
	01	Amortización Deuda Interna		152.572
	03	Intereses Deuda Interna		268.256
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :
- a) Dotación máxima de personal — 297
- b) Horas extraordinarias año
  - – Miles de $ — 32.436
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 66.245
  - – En el exterior en Miles de $ — 7.703
- d) Convenios con personas naturales
  - – Miles de $ — 49.971

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 64.608

MINISTERIO DE SALUD

Servicio de Salud Arica

Servicio de Salud Arica (01)

PARTIDA	16
CAPÍTULO	20
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**53.489.142**
05			**TRANSFERENCIAS CORRIENTES**		**50.828.306**
	02		**Del Gobierno Central**		**50.828.306**
		007	Fondo Nacional de Salud - Atención Primaria		16.554.793
		008	Fondo Nacional de Salud - Prestaciones Valoradas		13.546.115
		009	Fondo Nacional de Salud - Prestaciones Institucionales		19.443.628
		010	Subsecretaría de Salud Pública		1.283.770
06			**RENTAS DE LA PROPIEDAD**		**706**
07			**INGRESOS DE OPERACIÓN**		**1.709.820**
08			**OTROS INGRESOS CORRIENTES**		**785.788**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**716.284**
	99		**Otros**		**69.504**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**157.686**
	10		**Ingresos por Percibir**		**157.686**
15			**SALDO INICIAL DE CAJA**		**6.836**
			GASTOS		**53.489.142**
21			**GASTOS EN PERSONAL**	**02**	**25.435.724**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**12.331.764**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**726.232**
	02		**Prestaciones de Asistencia Social**		**743**
		004	Ayudas Económicas y Otros Pagos Preventivos		743
	03		**Prestaciones Sociales del Empleador**		**725.489**
		001	Indemnización de Cargo Fiscal		725.489
24			**TRANSFERENCIAS CORRIENTES**		**14.831.580**
	01		**Al Sector Privado**		**2.480**
		461	Centros de Prevención de Alcoholismo y Salud Mental		2.480
	03		**A Otras Entidades Públicas**		**14.829.100**
		298	Atención Primaria, Ley Nº 19.378		14.829.100
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**157.006**
	04		**Mobiliario y Otros**		**157.006**
35			**SALDO FINAL DE CAJA**		**6.836**

GLOSAS :

01 Dotación máxima de vehículos — 16

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834

– Nº de cargos — 1.215

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)

– Nº de horas semanales — 6.118

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)

– Nº de cargos — 54

– Nº de horas semanales — 1.512

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 7 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones

del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas semanales y 4 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley Nº 19.264 será de 218.

b) Horas extraordinarias y Asignación de Turno
  b1) Horas extraordinarias año
    – Miles de $ 386.756
  b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005
    – Miles de $ 1.416.863
    – Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 208
    – Nº máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 249

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley Nº 19.937.
  – Miles de $ 114.199

d) Autorización máxima para gastos en viáticos, en territorio nacional
  – Miles de $ 42.781

e) Convenios con personas naturales
  – Miles de $ 1.282.936

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  – Nº de personas 5
  – Miles de $ 37.586

g) Autorización máxima para cumplimiento artículo 98 DFL Nº 1, (S), de 2005, Asignación de Responsabilidad:
  – Nº de personas 24
  – Miles de $ 24.667

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL Nº 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes Nºs 18.575, 15.076 y 19.664
– Miles de $ 87.281

MINISTERIO DE SALUD
Servicio de Salud Iquique
Servicio de Salud Iquique (01)

PARTIDA	16
CAPÍTULO	21
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**73.846.329**
05			**TRANSFERENCIAS CORRIENTES**		**69.900.819**
	02		**Del Gobierno Central**		**69.900.819**
		007	Fondo Nacional de Salud - Atención Primaria		23.144.009
		008	Fondo Nacional de Salud - Prestaciones Valoradas		19.551.563
		009	Fondo Nacional de Salud - Prestaciones Institucionales		27.119.424
		010	Subsecretaría de Salud Pública		85.823
06			**RENTAS DE LA PROPIEDAD**		**544**
07			**INGRESOS DE OPERACIÓN**		**2.062.780**
08			**OTROS INGRESOS CORRIENTES**		**1.411.473**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.054.960**
	02		**Multas y Sanciones Pecuniarias**		**22.052**
	99		**Otros**		**334.461**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**462.572**
	10		**Ingresos por Percibir**		**462.572**
15			**SALDO INICIAL DE CAJA**		**8.141**
			GASTOS		**73.846.329**
21			**GASTOS EN PERSONAL**	**02**	**35.386.531**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**16.314.182**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**485.007**
	03		**Prestaciones Sociales del Empleador**		**485.007**
		001	Indemnización de Cargo Fiscal		485.007
24			**TRANSFERENCIAS CORRIENTES**		**21.430.405**
	01		**Al Sector Privado**		**6.822**
		461	Centros de Prevención de Alcoholismo y Salud Mental		6.822
	03		**A Otras Entidades Públicas**		**21.423.583**
		298	Atención Primaria, Ley Nº 19.378		21.423.583
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**222.063**
	04		**Mobiliario y Otros**		**222.063**
35			**SALDO FINAL DE CAJA**		**8.141**

GLOSAS :

01 Dotación máxima de vehículos 20

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos 1.462

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales 8.759

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos 70
– Nº de horas semanales 1.960

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 6 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 3 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 296.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
   – Miles de $ 616.385
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
   – Miles de $ 2.053.843
   – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 353
   – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 300

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 158.163

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 57.696

e) Convenios con personas naturales
   – Miles de $ 1.485.199

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 4
   – Miles de $ 20.106

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 28
   – Miles de $ 26.847
   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 102.751

MINISTERIO DE SALUD
Servicio de Salud Antofagasta
Servicio de Salud Antofagasta (01)

PARTIDA	16
CAPÍTULO	22
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**105.063.403**
05			**TRANSFERENCIAS CORRIENTES**		**100.458.232**
	02		**Del Gobierno Central**		**100.458.232**
		007	Fondo Nacional de Salud - Atención Primaria		26.492.230
		008	Fondo Nacional de Salud - Prestaciones Valoradas		34.655.824
		009	Fondo Nacional de Salud - Prestaciones Institucionales		39.180.505
		010	Subsecretaría de Salud Pública		129.673
06			**RENTAS DE LA PROPIEDAD**		**18.485**
07			**INGRESOS DE OPERACIÓN**		**2.100.392**
08			**OTROS INGRESOS CORRIENTES**		**1.858.283**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.545.426**
	02		**Multas y Sanciones Pecuniarias**		**30.980**
	99		**Otros**		**281.877**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**615.108**
	10		**Ingresos por Percibir**		**615.108**
15			**SALDO INICIAL DE CAJA**		**12.903**
			GASTOS		**105.063.403**
21			**GASTOS EN PERSONAL**	**02**	**51.554.907**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**28.898.228**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**690.543**
	02		**Prestaciones de Asistencia Social**		**72**
		004	Ayudas Económicas y Otros Pagos Preventivos		72
	03		**Prestaciones Sociales del Empleador**		**690.471**
		001	Indemnización de Cargo Fiscal		690.471
24			**TRANSFERENCIAS CORRIENTES**		**23.698.496**
	01		**Al Sector Privado**		**3.100**
		461	Centros de Prevención de Alcoholismo y Salud Mental		3.100
	03		**A Otras Entidades Públicas**		**23.695.396**
		298	Atención Primaria, Ley Nº 19.378		23.695.396
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**208.326**
	04		**Mobiliario y Otros**		**208.326**
35			**SALDO FINAL DE CAJA**		**12.903**

GLOSAS :

01 Dotación máxima de vehículos — 53

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 2.467

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 12.472

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 139
– Nº de horas semanales — 3.892

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 8 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones

del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas semanales y 2 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley Nº 19.264 será de 600.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 1.122.379
   b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005
      – Miles de $ 3.282.870
      – Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 785
      – Nº máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 379

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley Nº 19.937.
   – Miles de $ 236.877

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 133.672

e) Convenios con personas naturales
   – Miles de $ 2.228.653

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 5
   – Miles de $ 40.923

g) Autorización máxima para cumplimiento artículo 98 DFL Nº 1, (S), de 2005, Asignación de Responsabilidad:
   – Nº de personas 78
   – Miles de $ 70.028

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL Nº 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes Nºs 18.575, 15.076 y 19.664
– Miles de $ 175.746

MINISTERIO DE SALUD
Servicio de Salud Atacama
Servicio de Salud Atacama (01)

PARTIDA	16
CAPÍTULO	23
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**71.245.399**
05			**TRANSFERENCIAS CORRIENTES**		**66.439.220**
	02		**Del Gobierno Central**		**66.439.220**
		007	Fondo Nacional de Salud - Atención Primaria		19.056.437
		008	Fondo Nacional de Salud - Prestaciones Valoradas		14.226.215
		009	Fondo Nacional de Salud - Prestaciones Institucionales		33.118.607
		010	Subsecretaría de Salud Pública		37.961
07			**INGRESOS DE OPERACIÓN**		**2.978.414**
08			**OTROS INGRESOS CORRIENTES**		**1.646.586**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.280.322**
	99		**Otros**		**366.264**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**172.562**
	10		**Ingresos por Percibir**		**172.562**
15			**SALDO INICIAL DE CAJA**		**8.617**
			GASTOS		**71.245.399**
21			**GASTOS EN PERSONAL**	**02**	**34.016.017**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**19.009.216**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**242.809**
	02		**Prestaciones de Asistencia Social**		**11.740**
		004	Ayudas Económicas y Otros Pagos Preventivos		11.740
	03		**Prestaciones Sociales del Empleador**		**231.069**
		001	Indemnización de Cargo Fiscal		231.069
24			**TRANSFERENCIAS CORRIENTES**		**17.843.973**
	01		**Al Sector Privado**		**4.340**
		461	Centros de Prevención de Alcoholismo y Salud Mental		4.340
	03		**A Otras Entidades Públicas**		**17.839.633**
		298	Atención Primaria, Ley Nº 19.378		17.839.633
25			**INTEGROS AL FISCO**		**3.204**
	01		**Impuestos**		**3.204**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**121.544**
	04		**Mobiliario y Otros**		**121.544**
35			**SALDO FINAL DE CAJA**		**8.636**

GLOSAS :

01 Dotación máxima de vehículos — 51

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834

– Nº de cargos — 1.757

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)

– Nº de horas semanales — 9.716

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)

– Nº de cargos — 92

– Nº de horas semanales — 2.576

Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 15 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas semanales y 3 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 353.

b) Horas extraordinarias y Asignación de Turno

b1) Horas extraordinarias año
– Miles de $ 667.303

b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
– Miles de $ 2.074.610
– N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 562
– N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 182

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
– Miles de $ 121.852

d) Autorización máxima para gastos en viáticos, en territorio nacional
– Miles de $ 122.848

e) Convenios con personas naturales
– Miles de $ 727.154

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 6
– Miles de $ 37.525

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
– N° de personas 58
– Miles de $ 47.541

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 104.948

MINISTERIO DE SALUD
Servicio de Salud Coquimbo
Servicio de Salud Coquimbo (01)

PARTIDA	16
CAPÍTULO	24
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**137.770.535**
05			**TRANSFERENCIAS CORRIENTES**		**128.652.013**
	02		**Del Gobierno Central**		**128.652.013**
		007	Fondo Nacional de Salud - Atención Primaria		47.803.985
		008	Fondo Nacional de Salud - Prestaciones Valoradas		39.674.385
		009	Fondo Nacional de Salud - Prestaciones Institucionales		41.079.947
		010	Subsecretaría de Salud Pública		93.696
06			**RENTAS DE LA PROPIEDAD**		**9.201**
07			**INGRESOS DE OPERACIÓN**		**6.906.514**
08			**OTROS INGRESOS CORRIENTES**		**989.565**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**883.579**
	02		**Multas y Sanciones Pecuniarias**		**5.881**
	99		**Otros**		**100.105**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.195.525**
	10		**Ingresos por Percibir**		**1.195.525**
15			**SALDO INICIAL DE CAJA**		**17.717**
			GASTOS		**137.770.535**
21			**GASTOS EN PERSONAL**	**02**	**61.559.602**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**30.869.712**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**782.926**
	03		**Prestaciones Sociales del Empleador**		**782.926**
		001	Indemnización de Cargo Fiscal		782.926
24			**TRANSFERENCIAS CORRIENTES**		**44.243.572**
	01		**Al Sector Privado**		**5.580**
		461	Centros de Prevención de Alcoholismo y Salud Mental		5.580
	03		**A Otras Entidades Públicas**		**44.237.992**
		298	Atención Primaria, Ley Nº 19.378		44.237.992
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**296.858**
	04		**Mobiliario y Otros**		**296.858**
35			**SALDO FINAL DE CAJA**		**17.865**

GLOSAS :

01 Dotación máxima de vehículos — 79

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 3.300

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 16.421

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 153
– Nº de horas semanales — 4.284

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 15 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 3 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 818.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 1.392.810
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 3.397.843
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.289
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 145

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 300.173

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 203.735

e) Convenios con personas naturales
   – Miles de $ 1.566.869

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 12
   – Miles de $ 83.702

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 118
   – Miles de $ 103.417

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 221.699

MINISTERIO DE SALUD

Servicio de Salud Valparaíso-San Antonio

Servicio de Salud Valparaíso-San Antonio (01)

PARTIDA	16
CAPÍTULO	25
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**120.457.086**
05			**TRANSFERENCIAS CORRIENTES**		**115.502.699**
	02		**Del Gobierno Central**		**115.502.699**
		007	Fondo Nacional de Salud - Atención Primaria		31.626.320
		008	Fondo Nacional de Salud - Prestaciones Valoradas		46.731.584
		009	Fondo Nacional de Salud - Prestaciones Institucionales		37.063.890
		010	Subsecretaría de Salud Pública		80.905
06			**RENTAS DE LA PROPIEDAD**		**60.482**
07			**INGRESOS DE OPERACIÓN**		**2.426.805**
08			**OTROS INGRESOS CORRIENTES**		**2.102.330**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.956.974**
	02		**Multas y Sanciones Pecuniarias**		**8.146**
	99		**Otros**		**137.210**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**344.700**
	10		**Ingresos por Percibir**		**344.700**
15			**SALDO INICIAL DE CAJA**		**20.070**
			GASTOS		**120.457.086**
21			**GASTOS EN PERSONAL**	**02**	**60.970.794**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**29.609.501**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.446.227**
	02		**Prestaciones de Asistencia Social**		**5.049**
		004	Ayudas Económicas y Otros Pagos Preventivos		5.049
	03		**Prestaciones Sociales del Empleador**		**1.441.178**
		001	Indemnización de Cargo Fiscal		1.441.178
24			**TRANSFERENCIAS CORRIENTES**		**28.053.472**
	01		**Al Sector Privado**		**5.580**
		461	Centros de Prevención de Alcoholismo y Salud Mental		5.580
	03		**A Otras Entidades Públicas**		**28.047.892**
		298	Atención Primaria, Ley N° 19.378		28.047.892
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**357.009**
	04		**Mobiliario y Otros**		**357.009**
35			**SALDO FINAL DE CAJA**		**20.083**

GLOSAS :

01 Dotación máxima de vehículos — 62

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley N° 18.834
– N° de cargos — 3.199

a2) Dotación máxima de personal Ley N° 19.664 (personal diurno)
– N° de horas semanales — 14.018

a3) Dotación máxima de personal Ley N° 15.076 (personal con 28 horas)
– N° de cargos — 191
– N° de horas semanales — 5.348

Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 20 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas semanales y 5 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 568.

b) Horas extraordinarias y Asignación de Turno

b1) Horas extraordinarias año

– Miles de $ 1.804.999

b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005

– Miles de $ 2.767.467

– N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 952

– N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 256

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.

– Miles de $ 338.794

d) Autorización máxima para gastos en viáticos, en territorio nacional

– Miles de $ 64.889

e) Convenios con personas naturales

– Miles de $ 1.259.894

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas 12

– Miles de $ 91.856

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:

– N° de personas 104

– Miles de $ 96.155

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664

– Miles de $ 237.885

MINISTERIO DE SALUD

Servicio de Salud Viña del Mar-Quillota

Servicio de Salud Viña del Mar-Quillota (01)

PARTIDA	16
CAPÍTULO	26
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**172.981.289**
05			**TRANSFERENCIAS CORRIENTES**		**167.586.516**
	02		**Del Gobierno Central**		**167.586.516**
		007	Fondo Nacional de Salud - Atención Primaria		55.450.147
		008	Fondo Nacional de Salud - Prestaciones Valoradas		62.842.978
		009	Fondo Nacional de Salud - Prestaciones Institucionales		49.228.833
		010	Subsecretaría de Salud Pública		64.558
06			**RENTAS DE LA PROPIEDAD**		**9.085**
07			**INGRESOS DE OPERACIÓN**		**2.522.236**
08			**OTROS INGRESOS CORRIENTES**		**2.016.067**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.567.202**
	02		**Multas y Sanciones Pecuniarias**		**1.763**
	99		**Otros**		**447.102**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**822.312**
	10		**Ingresos por Percibir**		**822.312**
15			**SALDO INICIAL DE CAJA**		**25.073**
			GASTOS		**172.981.289**
21			**GASTOS EN PERSONAL**	**02**	**76.090.561**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**44.189.629**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.680.671**
	03		**Prestaciones Sociales del Empleador**		**1.680.671**
		001	Indemnización de Cargo Fiscal		1.680.671
24			**TRANSFERENCIAS CORRIENTES**		**50.627.320**
	01		**Al Sector Privado**		**6.822**
		461	Centros de Prevención de Alcoholismo y Salud Mental		6.822
	03		**A Otras Entidades Públicas**		**50.620.498**
		298	Atención Primaria, Ley Nº 19.378		50.620.498
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**368.017**
	04		**Mobiliario y Otros**		**368.017**
35			**SALDO FINAL DE CAJA**		**25.091**

GLOSAS :

01 Dotación máxima de vehículos — 69

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 3.715

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 19.288

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 222
– Nº de horas semanales — 6.216

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 8 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 2 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 908.

b) Horas extraordinarias y Asignación de Turno
   - b1) Horas extraordinarias año
     - Miles de $ — 2.269.629
   - b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
     - Miles de $ — 4.286.976
     - N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios — 1.440
     - N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios — 399

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   - Miles de $ — 456.697

d) Autorización máxima para gastos en viáticos, en territorio nacional
   - Miles de $ — 80.300

e) Convenios con personas naturales
   - Miles de $ — 2.714.390

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   - N° de personas — 7
   - Miles de $ — 59.878

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   - N° de personas — 124
   - Miles de $ — 102.334

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
- Miles de $ — 276.277

MINISTERIO DE SALUD
Servicio de Salud Aconcagua
Servicio de Salud Aconcagua (01)

PARTIDA	16
CAPÍTULO	27
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**66.246.803**
05			**TRANSFERENCIAS CORRIENTES**		**61.915.528**
	02		**Del Gobierno Central**		**61.915.528**
		007	Fondo Nacional de Salud - Atención Primaria		15.431.863
		008	Fondo Nacional de Salud - Prestaciones Valoradas		21.165.334
		009	Fondo Nacional de Salud - Prestaciones Institucionales		25.243.085
		010	Subsecretaría de Salud Pública		75.246
06			**RENTAS DE LA PROPIEDAD**		**21.000**
07			**INGRESOS DE OPERACIÓN**		**2.872.106**
08			**OTROS INGRESOS CORRIENTES**		**1.310.182**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.268.231**
	02		**Multas y Sanciones Pecuniarias**		**6.587**
	99		**Otros**		**35.364**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**118.579**
	10		**Ingresos por Percibir**		**118.579**
15			**SALDO INICIAL DE CAJA**		**9.408**
			GASTOS		**66.246.803**
21			**GASTOS EN PERSONAL**	**02**	**35.218.235**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**16.673.448**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**678.223**
	03		**Prestaciones Sociales del Empleador**		**678.223**
		001	Indemnización de Cargo Fiscal		678.223
24			**TRANSFERENCIAS CORRIENTES**		**13.372.457**
	01		**Al Sector Privado**		**2.479**
		461	Centros de Prevención de Alcoholismo y Salud Mental		2.479
	03		**A Otras Entidades Públicas**		**13.369.978**
		298	Atención Primaria, Ley Nº 19.378		13.369.978
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**294.994**
	04		**Mobiliario y Otros**		**294.994**
35			**SALDO FINAL DE CAJA**		**9.446**

GLOSAS :

01 Dotación máxima de vehículos 40

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834

– Nº de cargos 1.875

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)

– Nº de horas semanales 8.072

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)

– Nº de cargos 87

– Nº de horas semanales 2.436

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 3 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 1 cargo en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 416.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
   – Miles de $ 536.998
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
   – Miles de $ 2.192.232
   – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 404
   – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 393

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 226.063

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 63.629

e) Convenios con personas naturales
   – Miles de $ 1.634.706

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 9
   – Miles de $ 55.371

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 82
   – Miles de $ 72.208
   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 146.237

MINISTERIO DE SALUD
Servicio de Salud Libertador General Bernardo O'Higgins
Servicio de Salud Libertador General Bernardo O'Higgins (01)

PARTIDA	16
CAPÍTULO	28
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**153.502.244**
05			**TRANSFERENCIAS CORRIENTES**		**146.309.544**
	02		**Del Gobierno Central**		**146.309.544**
		007	Fondo Nacional de Salud - Atención Primaria		54.178.538
		008	Fondo Nacional de Salud - Prestaciones Valoradas		45.085.291
		009	Fondo Nacional de Salud - Prestaciones Institucionales		46.885.222
		010	Subsecretaría de Salud Pública		160.493
06			**RENTAS DE LA PROPIEDAD**		**16.549**
07			**INGRESOS DE OPERACIÓN**		**3.844.074**
08			**OTROS INGRESOS CORRIENTES**		**2.611.590**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.280.949**
	02		**Multas y Sanciones Pecuniarias**		**3.946**
	99		**Otros**		**326.695**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**700.909**
	10		**Ingresos por Percibir**		**700.909**
15			**SALDO INICIAL DE CAJA**		**19.578**
			GASTOS		**153.502.244**
21			**GASTOS EN PERSONAL**	**02**	**66.282.728**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**37.287.045**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.134.097**
	03		**Prestaciones Sociales del Empleador**		**1.134.097**
		001	Indemnización de Cargo Fiscal		1.134.097
24			**TRANSFERENCIAS CORRIENTES**		**48.488.249**
	01		**Al Sector Privado**		**6.200**
		461	Centros de Prevención de Alcoholismo y Salud Mental		6.200
	03		**A Otras Entidades Públicas**		**48.482.049**
		298	Atención Primaria, Ley Nº 19.378		48.482.049
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**290.513**
	04		**Mobiliario y Otros**		**290.513**
35			**SALDO FINAL DE CAJA**		**19.612**

GLOSAS :

01 Dotación máxima de vehículos — 100

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 3.608

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 17.143

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 199
– Nº de horas semanales — 5.572

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 17 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 6 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 892.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
   – Miles de $ 2.010.702
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
   – Miles de $ 3.801.739
   – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.564
   – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 54

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 336.465

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 167.961

e) Convenios con personas naturales
   – Miles de $ 1.965.507

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 12
   – Miles de $ 81.174

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 156
   – Miles de $ 116.875

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 245.445

MINISTERIO DE SALUD

Servicio de Salud Maule

Servicio de Salud Maule (01)

PARTIDA	16
CAPÍTULO	29
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**205.192.010**
05			**TRANSFERENCIAS CORRIENTES**		**194.374.515**
	02		**Del Gobierno Central**		**194.374.515**
		007	Fondo Nacional de Salud - Atención Primaria		78.947.409
		008	Fondo Nacional de Salud - Prestaciones Valoradas		56.413.245
		009	Fondo Nacional de Salud - Prestaciones Institucionales		58.850.612
		010	Subsecretaría de Salud Pública		163.249
06			**RENTAS DE LA PROPIEDAD**		**33.366**
07			**INGRESOS DE OPERACIÓN**		**7.542.724**
08			**OTROS INGRESOS CORRIENTES**		**1.731.601**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.624.829**
	02		**Multas y Sanciones Pecuniarias**		**41.415**
	99		**Otros**		**65.357**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.482.961**
	10		**Ingresos por Percibir**		**1.482.961**
15			**SALDO INICIAL DE CAJA**		**26.843**
			GASTOS		**205.192.010**
21			**GASTOS EN PERSONAL**	**02**	**84.449.504**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**45.989.429**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.885.045**
	03		**Prestaciones Sociales del Empleador**		**1.885.045**
		001	Indemnización de Cargo Fiscal		1.885.045
24			**TRANSFERENCIAS CORRIENTES**		**72.475.985**
	01		**Al Sector Privado**		**6.015**
		461	Centros de Prevención de Alcoholismo y Salud Mental		6.015
	03		**A Otras Entidades Públicas**		**72.469.970**
		298	Atención Primaria, Ley Nº 19.378		72.469.970
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**365.019**
	04		**Mobiliario y Otros**		**365.019**
35			**SALDO FINAL DE CAJA**		**27.028**

GLOSAS :

01 Dotación máxima de vehículos — 131

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 5.082

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 22.605

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 240
– Nº de horas semanales — 6.720

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 21 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 6 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 1.085.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 2.364.969
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 4.954.173
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 2.142
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 15

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 331.432

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 160.224

e) Convenios con personas naturales
   – Miles de $ 3.014.297

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 11
   – Miles de $ 92.381

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 170
   – Miles de $ 140.445

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 332.885

MINISTERIO DE SALUD

Servicio de Salud Ñuble

Servicio de Salud Ñuble (01)

PARTIDA	16
CAPÍTULO	30
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**106.737.400**
05			**TRANSFERENCIAS CORRIENTES**		**102.952.779**
	02		**Del Gobierno Central**		**102.952.779**
		007	Fondo Nacional de Salud - Atención Primaria		38.081.449
		008	Fondo Nacional de Salud - Prestaciones Valoradas		31.630.525
		009	Fondo Nacional de Salud - Prestaciones Institucionales		33.055.975
		010	Subsecretaría de Salud Pública		184.830
06			**RENTAS DE LA PROPIEDAD**		**5.905**
07			**INGRESOS DE OPERACIÓN**		**1.359.317**
08			**OTROS INGRESOS CORRIENTES**		**2.061.023**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.431.421**
	02		**Multas y Sanciones Pecuniarias**		**1.565**
	99		**Otros**		**628.037**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**343.221**
	10		**Ingresos por Percibir**		**343.221**
15			**SALDO INICIAL DE CAJA**		**15.155**
			GASTOS		**106.737.400**
21			**GASTOS EN PERSONAL**	**02**	**51.008.830**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**22.767.796**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**725.979**
	03		**Prestaciones Sociales del Empleador**		**725.979**
		001	Indemnización de Cargo Fiscal		725.979
24			**TRANSFERENCIAS CORRIENTES**		**32.033.288**
	01		**Al Sector Privado**		**3.720**
		461	Centros de Prevención de Alcoholismo y Salud Mental		3.720
	03		**A Otras Entidades Públicas**		**32.029.568**
		298	Atención Primaria, Ley Nº 19.378		32.029.568
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**186.329**
	04		**Mobiliario y Otros**		**186.329**
35			**SALDO FINAL DE CAJA**		**15.178**

GLOSAS :

01 Dotación máxima de vehículos — 63

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 2.547

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 14.727

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 101
– Nº de horas semanales — 2.828

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 6 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 1 cargo en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 558.

b) Horas extraordinarias y Asignación de Turno
  b1) Horas extraordinarias año
    – Miles de $ 1.214.698
  b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
    – Miles de $ 2.031.033
    – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 934
    – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 47

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
  – Miles de $ 221.114

d) Autorización máxima para gastos en viáticos, en territorio nacional
  – Miles de $ 121.978

e) Convenios con personas naturales
  – Miles de $ 1.197.780

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
  – N° de personas 10
  – Miles de $ 56.088

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
  – N° de personas 84
  – Miles de $ 68.950

  Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 207.315

MINISTERIO DE SALUD

Servicio de Salud Concepción

Servicio de Salud Concepción (01)

PARTIDA	16
CAPÍTULO	31
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**166.235.698**
05			**TRANSFERENCIAS CORRIENTES**		**158.376.194**
	02		**Del Gobierno Central**		**158.376.194**
		007	Fondo Nacional de Salud - Atención Primaria		37.603.240
		008	Fondo Nacional de Salud - Prestaciones Valoradas		70.015.697
		009	Fondo Nacional de Salud - Prestaciones Institucionales		50.533.863
		010	Subsecretaría de Salud Pública		223.394
07			**INGRESOS DE OPERACIÓN**		**3.660.592**
08			**OTROS INGRESOS CORRIENTES**		**3.352.944**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.664.810**
	99		**Otros**		**688.134**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**821.519**
	10		**Ingresos por Percibir**		**821.519**
15			**SALDO INICIAL DE CAJA**		**24.449**
			GASTOS		**166.235.698**
21			**GASTOS EN PERSONAL**	**02**	**81.987.937**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**48.702.231**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**2.545.601**
	02		**Prestaciones de Asistencia Social**		**9.932**
		004	Ayudas Económicas y Otros Pagos Preventivos		9.932
	03		**Prestaciones Sociales del Empleador**		**2.535.669**
		001	Indemnización de Cargo Fiscal		2.535.669
24			**TRANSFERENCIAS CORRIENTES**		**32.673.438**
	01		**Al Sector Privado**		**6.822**
		461	Centros de Prevención de Alcoholismo y Salud Mental		6.822
	03		**A Otras Entidades Públicas**		**32.666.616**
		298	Atención Primaria, Ley Nº 19.378		32.666.616
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**302.042**
	04		**Mobiliario y Otros**		**302.042**
35			**SALDO FINAL DE CAJA**		**24.449**

GLOSAS :

01 Dotación máxima de vehículos 66

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos 4.006

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales 20.462

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos 192
– Nº de horas semanales 5.376

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 15 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 1 cargo en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 707.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 1.656.736
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 3.221.360
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.481
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 63

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 331.569

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 118.015

e) Convenios con personas naturales
   – Miles de $ 1.377.920

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 9
   – Miles de $ 62.075

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 94
   – Miles de $ 90.343

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 275.108

MINISTERIO DE SALUD

Servicio de Salud Talcahuano

Servicio de Salud Talcahuano (01)

PARTIDA	16
CAPÍTULO	32
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**91.810.493**
05			**TRANSFERENCIAS CORRIENTES**		**86.771.412**
	02		**Del Gobierno Central**		**86.771.412**
		007	Fondo Nacional de Salud - Atención Primaria		26.530.367
		008	Fondo Nacional de Salud - Prestaciones Valoradas		31.455.742
		009	Fondo Nacional de Salud - Prestaciones Institucionales		28.733.577
		010	Subsecretaría de Salud Pública		51.726
07			**INGRESOS DE OPERACIÓN**		**2.088.531**
08			**OTROS INGRESOS CORRIENTES**		**2.483.833**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.010.255**
	02		**Multas y Sanciones Pecuniarias**		**32.412**
	99		**Otros**		**1.441.166**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**454.014**
	10		**Ingresos por Percibir**		**454.014**
15			**SALDO INICIAL DE CAJA**		**12.703**
			GASTOS		**91.810.493**
21			**GASTOS EN PERSONAL**	**02**	**41.637.702**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**24.634.589**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.066.851**
	03		**Prestaciones Sociales del Empleador**		**1.066.851**
		001	Indemnización de Cargo Fiscal		1.066.851
24			**TRANSFERENCIAS CORRIENTES**		**24.283.437**
	01		**Al Sector Privado**		**6.200**
		461	Centros de Prevención de Alcoholismo y Salud Mental		6.200
	03		**A Otras Entidades Públicas**		**24.277.237**
		298	Atención Primaria, Ley Nº 19.378		24.277.237
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**175.203**
	04		**Mobiliario y Otros**		**175.203**
35			**SALDO FINAL DE CAJA**		**12.711**

GLOSAS :

01 Dotación máxima de vehículos — 30

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 1.961

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 12.120

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 106
– Nº de horas semanales — 2.968

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 5 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas semanales.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 390.

b) Horas extraordinarias y Asignación de Turno

b1) Horas extraordinarias año

– Miles de $ 1.219.483

b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005

– Miles de $ 1.765.305

– N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 839

– N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 36

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.

– Miles de $ 120.911

d) Autorización máxima para gastos en viáticos, en territorio nacional

– Miles de $ 34.151

e) Convenios con personas naturales

– Miles de $ 752.141

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas 10

– Miles de $ 65.385

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:

– N° de personas 48

– Miles de $ 49.337

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664

– Miles de $ 129.668

MINISTERIO DE SALUD
Servicio de Salud Biobío
Servicio de Salud Biobío (01)

PARTIDA	16
CAPÍTULO	33
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**104.746.305**
05			**TRANSFERENCIAS CORRIENTES**		**100.129.246**
	02		**Del Gobierno Central**		**100.129.246**
		007	Fondo Nacional de Salud - Atención Primaria		32.834.276
		008	Fondo Nacional de Salud - Prestaciones Valoradas		26.730.648
		009	Fondo Nacional de Salud - Prestaciones Institucionales		40.473.711
		010	Subsecretaría de Salud Pública		90.611
06			**RENTAS DE LA PROPIEDAD**		**604**
07			**INGRESOS DE OPERACIÓN**		**2.334.249**
08			**OTROS INGRESOS CORRIENTES**		**1.793.503**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.648.407**
	02		**Multas y Sanciones Pecuniarias**		**52.977**
	99		**Otros**		**92.119**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**477.230**
	10		**Ingresos por Percibir**		**477.230**
15			**SALDO INICIAL DE CAJA**		**11.473**
			GASTOS		**104.746.305**
21			**GASTOS EN PERSONAL**	**02**	**48.113.841**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**29.716.153**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**763.266**
	03		**Prestaciones Sociales del Empleador**		**763.266**
		001	Indemnización de Cargo Fiscal		763.266
24			**TRANSFERENCIAS CORRIENTES**		**25.940.452**
	01		**Al Sector Privado**		**4.959**
		461	Centros de Prevención de Alcoholismo y Salud Mental		4.959
	03		**A Otras Entidades Públicas**		**25.935.493**
		298	Atención Primaria, Ley N° 19.378		25.935.493
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**201.101**
	04		**Mobiliario y Otros**		**201.101**
35			**SALDO FINAL DE CAJA**		**11.492**

GLOSAS :

01 Dotación máxima de vehículos — 46

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley N° 18.834
– N° de cargos — 2.134

a2) Dotación máxima de personal Ley N° 19.664 (personal diurno)
– N° de horas semanales — 12.689

a3) Dotación máxima de personal Ley N° 15.076 (personal con 28 horas)
– N° de cargos — 109
– N° de horas semanales — 3.052

Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 5 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas

semanales y 1 cargo en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 403.

b) Horas extraordinarias y Asignación de Turno
  b1) Horas extraordinarias año
    – Miles de $ 942.348
  b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
    – Miles de $ 2.748.273
    – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.009
    – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 69

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
  – Miles de $ 179.369

d) Autorización máxima para gastos en viáticos, en territorio nacional
  – Miles de $ 159.492

e) Convenios con personas naturales
  – Miles de $ 1.639.190

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
  – N° de personas 6
  – Miles de $ 39.561

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
  – N° de personas 74
  – Miles de $ 51.910

  Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 164.510

MINISTERIO DE SALUD
Servicio de Salud Arauco
Servicio de Salud Arauco (01)

PARTIDA	16
CAPÍTULO	34
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**45.946.723**
05			**TRANSFERENCIAS CORRIENTES**		**44.563.023**
	02		**Del Gobierno Central**		**44.563.023**
		007	Fondo Nacional de Salud - Atención Primaria		12.058.393
		008	Fondo Nacional de Salud - Prestaciones Valoradas		7.554.349
		009	Fondo Nacional de Salud - Prestaciones Institucionales		24.910.915
		010	Subsecretaría de Salud Pública		39.366
06			**RENTAS DE LA PROPIEDAD**		**2.419**
07			**INGRESOS DE OPERACIÓN**		**344.955**
08			**OTROS INGRESOS CORRIENTES**		**940.917**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**782.921**
	99		**Otros**		**157.996**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**89.955**
	10		**Ingresos por Percibir**		**89.955**
15			**SALDO INICIAL DE CAJA**		**5.454**
			GASTOS		**45.946.723**
21			**GASTOS EN PERSONAL**	**02**	**25.361.038**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**10.831.599**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**291.316**
	03		**Prestaciones Sociales del Empleador**		**291.316**
		001	Indemnización de Cargo Fiscal		291.316
24			**TRANSFERENCIAS CORRIENTES**		**9.394.531**
	01		**Al Sector Privado**		**4.959**
		461	Centros de Prevención de Alcoholismo y Salud Mental		4.959
	03		**A Otras Entidades Públicas**		**9.389.572**
		298	Atención Primaria, Ley N° 19.378		9.389.572
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**62.780**
	04		**Mobiliario y Otros**		**62.780**
35			**SALDO FINAL DE CAJA**		**5.459**

GLOSAS :

01 Dotación máxima de vehículos — 32

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley N° 18.834
– N° de cargos — 1.146

a2) Dotación máxima de personal Ley N° 19.664 (personal diurno)
– N° de horas semanales — 9.307

a3) Dotación máxima de personal Ley N° 15.076 (personal con 28 horas)
– N° de cargos — 24
– N° de horas semanales — 672

Incluye 3 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 222.

b) Horas extraordinarias y Asignación de Turno
  b1) Horas extraordinarias año
    – Miles de $ 692.003
  b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005
    – Miles de $ 1.055.269
    – Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 431
    – Nº máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 15

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley Nº 19.937.
  – Miles de $ 56.494

d) Autorización máxima para gastos en viáticos, en territorio nacional
  – Miles de $ 100.780

e) Convenios con personas naturales
  – Miles de $ 666.655

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  – Nº de personas 9
  – Miles de $ 46.665

g) Autorización máxima para cumplimiento artículo 98 DFL Nº 1, (S), de 2005, Asignación de Responsabilidad:
  – Nº de personas 46
  – Miles de $ 29.413

  Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL Nº 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes Nºs 18.575, 15.076 y 19.664
– Miles de $ 110.220

MINISTERIO DE SALUD
Servicio de Salud Araucanía Norte
Servicio de Salud Araucanía Norte (01)

PARTIDA	16
CAPÍTULO	35
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**56.183.798**
05			**TRANSFERENCIAS CORRIENTES**		**53.320.284**
	02		**Del Gobierno Central**		**53.320.284**
		007	Fondo Nacional de Salud - Atención Primaria		17.367.814
		008	Fondo Nacional de Salud - Prestaciones Valoradas		13.065.385
		009	Fondo Nacional de Salud - Prestaciones Institucionales		22.835.086
		010	Subsecretaría de Salud Pública		51.999
07			**INGRESOS DE OPERACIÓN**		**1.699.355**
08			**OTROS INGRESOS CORRIENTES**		**1.017.117**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**945.165**
	02		**Multas y Sanciones Pecuniarias**		**1.725**
	99		**Otros**		**70.227**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**139.024**
	10		**Ingresos por Percibir**		**139.024**
15			**SALDO INICIAL DE CAJA**		**8.018**
			GASTOS		**56.183.798**
21			**GASTOS EN PERSONAL**	02	**29.960.681**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**11.028.928**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**567.717**
	03		**Prestaciones Sociales del Empleador**		**567.717**
		001	Indemnización de Cargo Fiscal		567.717
24			**TRANSFERENCIAS CORRIENTES**		**14.516.821**
	01		**Al Sector Privado**		**4.340**
		461	Centros de Prevención de Alcoholismo y Salud Mental		4.340
	03		**A Otras Entidades Públicas**		**14.512.481**
		298	Atención Primaria, Ley Nº 19.378		14.512.481
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**101.618**
	04		**Mobiliario y Otros**		**101.618**
35			**SALDO FINAL DE CAJA**		**8.033**

GLOSAS :

01 Dotación máxima de vehículos — 43

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 1.506

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 9.197

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 54
– Nº de horas semanales — 1.512

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 6 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 2 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 271.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 804.750
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 1.636.499
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 318
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 305

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 206.346

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 87.778

e) Convenios con personas naturales
   – Miles de $ 882.344

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 6
   – Miles de $ 53.572

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 86
   – Miles de $ 74.391
   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 125.276

MINISTERIO DE SALUD

Servicio de Salud Araucanía Sur

Servicio de Salud Araucanía Sur (01)

PARTIDA	16
CAPÍTULO	36
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**178.358.809**
05			**TRANSFERENCIAS CORRIENTES**		**171.453.131**
	02		**Del Gobierno Central**		**171.453.131**
		007	Fondo Nacional de Salud - Atención Primaria		60.213.726
		008	Fondo Nacional de Salud - Prestaciones Valoradas		57.799.330
		009	Fondo Nacional de Salud - Prestaciones Institucionales		53.310.572
		010	Subsecretaría de Salud Pública		129.503
06			**RENTAS DE LA PROPIEDAD**		**183**
07			**INGRESOS DE OPERACIÓN**		**2.474.662**
08			**OTROS INGRESOS CORRIENTES**		**4.012.446**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**3.390.874**
	02		**Multas y Sanciones Pecuniarias**		**15.946**
	99		**Otros**		**605.626**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**394.668**
	10		**Ingresos por Percibir**		**394.668**
15			**SALDO INICIAL DE CAJA**		**23.719**
			GASTOS		**178.358.809**
21			**GASTOS EN PERSONAL**	02	**72.909.589**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**52.325.834**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.964.085**
	02		**Prestaciones de Asistencia Social**		**8.493**
		004	Ayudas Económicas y Otros Pagos Preventivos		8.493
	03		**Prestaciones Sociales del Empleador**		**1.955.592**
		001	Indemnización de Cargo Fiscal		1.955.592
24			**TRANSFERENCIAS CORRIENTES**		**50.927.243**
	01		**Al Sector Privado**		**2.479**
		461	Centros de Prevención de Alcoholismo y Salud Mental		2.479
	03		**A Otras Entidades Públicas**		**50.924.764**
		298	Atención Primaria, Ley N° 19.378		50.924.764
25			**INTEGROS AL FISCO**		**2.816**
	01		**Impuestos**		**2.816**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**205.483**
	04		**Mobiliario y Otros**		**205.483**
35			**SALDO FINAL DE CAJA**		**23.759**

GLOSAS :

01 Dotación máxima de vehículos — 87

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley N° 18.834
– N° de cargos — 3.563

a2) Dotación máxima de personal Ley N° 19.664 (personal diurno)
– N° de horas semanales — 20.424

a3) Dotación máxima de personal Ley N° 15.076 (personal con 28 horas)
– N° de cargos — 161
– N° de horas semanales — 4.508

Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 11 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas semanales y 5 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 702.

b) Horas extraordinarias y Asignación de Turno

b1) Horas extraordinarias año
– Miles de $ 2.086.868

b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
– Miles de $ 4.059.644
– N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.177
– N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 444

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
– Miles de $ 375.978

d) Autorización máxima para gastos en viáticos, en territorio nacional
– Miles de $ 154.935

e) Convenios con personas naturales
– Miles de $ 1.270.906

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 8
– Miles de $ 51.102

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
– N° de personas 132
– Miles de $ 92.208

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 285.689

MINISTERIO DE SALUD
Servicio de Salud Valdivia
Servicio de Salud Valdivia (01)

PARTIDA	16
CAPÍTULO	37
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**101.223.074**
05			**TRANSFERENCIAS CORRIENTES**		**97.252.953**
	02		**Del Gobierno Central**		**97.252.953**
		007	Fondo Nacional de Salud - Atención Primaria		32.800.446
		008	Fondo Nacional de Salud - Prestaciones Valoradas		30.290.849
		009	Fondo Nacional de Salud - Prestaciones Institucionales		34.034.279
		010	Subsecretaría de Salud Pública		127.379
06			**RENTAS DE LA PROPIEDAD**		**72.223**
07			**INGRESOS DE OPERACIÓN**		**2.188.356**
08			**OTROS INGRESOS CORRIENTES**		**1.123.580**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**800.834**
	02		**Multas y Sanciones Pecuniarias**		**9.890**
	99		**Otros**		**312.856**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**571.766**
	10		**Ingresos por Percibir**		**571.766**
15			**SALDO INICIAL DE CAJA**		**14.196**
			GASTOS		**101.223.074**
21			**GASTOS EN PERSONAL**	**02**	**46.864.152**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**25.296.785**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.000.756**
	03		**Prestaciones Sociales del Empleador**		**1.000.756**
		001	Indemnización de Cargo Fiscal		1.000.756
24			**TRANSFERENCIAS CORRIENTES**		**27.868.342**
	01		**Al Sector Privado**		**4.959**
		461	Centros de Prevención de Alcoholismo y Salud Mental		4.959
	03		**A Otras Entidades Públicas**		**27.863.383**
		298	Atención Primaria, Ley Nº 19.378		27.863.383
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**178.817**
	04		**Mobiliario y Otros**		**178.817**
35			**SALDO FINAL DE CAJA**		**14.222**

GLOSAS :

01 Dotación máxima de vehículos — 51

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834

– Nº de cargos — 2.288

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)

– Nº de horas semanales — 13.008

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)

– Nº de cargos — 90

– Nº de horas semanales — 2.520

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 11 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 3 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 509.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 1.246.517
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 2.628.030
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.049
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 132

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 251.291

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 108.389

e) Convenios con personas naturales
   – Miles de $ 1.295.591

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 6
   – Miles de $ 38.546

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 76
   – Miles de $ 52.999

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 179.080

MINISTERIO DE SALUD

Servicio de Salud Osorno

Servicio de Salud Osorno (01)

PARTIDA	16
CAPÍTULO	38
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**71.052.549**
05			**TRANSFERENCIAS CORRIENTES**		**67.793.207**
	02		**Del Gobierno Central**		**67.793.207**
		007	Fondo Nacional de Salud - Atención Primaria		19.894.594
		008	Fondo Nacional de Salud - Prestaciones Valoradas		19.538.880
		009	Fondo Nacional de Salud - Prestaciones Institucionales		28.279.903
		010	Subsecretaría de Salud Pública		79.830
06			**RENTAS DE LA PROPIEDAD**		**41.983**
07			**INGRESOS DE OPERACIÓN**		**1.354.934**
08			**OTROS INGRESOS CORRIENTES**		**1.681.374**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.247.245**
	02		**Multas y Sanciones Pecuniarias**		**309**
	99		**Otros**		**433.820**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**172.249**
	10		**Ingresos por Percibir**		**172.249**
15			**SALDO INICIAL DE CAJA**		**8.802**
			GASTOS		**71.052.549**
21			**GASTOS EN PERSONAL**	**02**	**34.855.542**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**17.702.389**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**630.723**
	03		**Prestaciones Sociales del Empleador**		**630.723**
		001	Indemnización de Cargo Fiscal		630.723
24			**TRANSFERENCIAS CORRIENTES**		**17.716.052**
	01		**Al Sector Privado**		**4.959**
		461	Centros de Prevención de Alcoholismo y Salud Mental		4.959
	03		**A Otras Entidades Públicas**		**17.711.093**
		298	Atención Primaria, Ley Nº 19.378		17.711.093
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**139.041**
	04		**Mobiliario y Otros**		**139.041**
35			**SALDO FINAL DE CAJA**		**8.802**

GLOSAS :

01 Dotación máxima de vehículos — 29

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834

– Nº de cargos — 1.642

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)

– Nº de horas semanales — 10.374

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)

– Nº de cargos — 77

– Nº de horas semanales — 2.156

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 8 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 1 cargo en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 346.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 402.548
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 2.703.177
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 554
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 426

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 211.944

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 81.982

e) Convenios con personas naturales
   – Miles de $ 725.802

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 10
   – Miles de $ 51.373

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 44
   – Miles de $ 35.566

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 117.245

MINISTERIO DE SALUD

Servicio de Salud del Reloncaví

Servicio de Salud del Reloncaví (01)

PARTIDA	16
CAPÍTULO	39
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**104.817.108**
05			**TRANSFERENCIAS CORRIENTES**		**102.236.689**
	02		**Del Gobierno Central**		**102.236.689**
		007	Fondo Nacional de Salud - Atención Primaria		30.130.597
		008	Fondo Nacional de Salud - Prestaciones Valoradas		25.725.110
		009	Fondo Nacional de Salud - Prestaciones Institucionales		46.187.995
		010	Subsecretaría de Salud Pública		192.987
07			**INGRESOS DE OPERACIÓN**		**1.155.213**
08			**OTROS INGRESOS CORRIENTES**		**1.124.575**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**823.174**
	99		**Otros**		**301.401**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**284.813**
	10		**Ingresos por Percibir**		**284.813**
15			**SALDO INICIAL DE CAJA**		**15.818**
			GASTOS		**104.817.108**
21			**GASTOS EN PERSONAL**	02	**54.284.954**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**24.795.942**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**653.531**
	02		**Prestaciones de Asistencia Social**		**2.478**
		004	Ayudas Económicas y Otros Pagos Preventivos		2.478
	03		**Prestaciones Sociales del Empleador**		**651.053**
		001	Indemnización de Cargo Fiscal		651.053
24			**TRANSFERENCIAS CORRIENTES**		**24.863.734**
	01		**Al Sector Privado**		**2.479**
		461	Centros de Prevención de Alcoholismo y Salud Mental		2.479
	03		**A Otras Entidades Públicas**		**24.861.255**
		298	Atención Primaria, Ley N° 19.378		24.861.255
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**203.125**
	04		**Mobiliario y Otros**		**203.125**
35			**SALDO FINAL DE CAJA**		**15.822**

GLOSAS :

01 Dotación máxima de vehículos 49

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley N° 18.834

– N° de cargos 2.281

a2) Dotación máxima de personal Ley N° 19.664 (personal diurno)

– N° de horas semanales 14.245

a3) Dotación máxima de personal Ley N° 15.076 (personal con 28 horas)

– N° de cargos 140

– N° de horas semanales 3.920

Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 11 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas

semanales y 4 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 486.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 623.584
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 4.743.668
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.323
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 199

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 160.337

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 133.343

e) Convenios con personas naturales
   – Miles de $ 854.750

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 9
   – Miles de $ 79.105

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 88
   – Miles de $ 73.188

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 137.725

MINISTERIO DE SALUD
Servicio de Salud Aysén del General Carlos Ibáñez del Campo
Servicio de Salud Aysén del General Carlos Ibáñez del Campo (01)

PARTIDA	16
CAPÍTULO	40
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**45.702.604**
05			**TRANSFERENCIAS CORRIENTES**		**43.011.658**
	02		**Del Gobierno Central**		**43.011.658**
		007	Fondo Nacional de Salud - Atención Primaria		6.645.579
		008	Fondo Nacional de Salud - Prestaciones Valoradas		7.424.888
		009	Fondo Nacional de Salud - Prestaciones Institucionales		28.870.428
		010	Subsecretaría de Salud Pública		70.763
06			**RENTAS DE LA PROPIEDAD**		**9.605**
07			**INGRESOS DE OPERACIÓN**		**1.711.417**
08			**OTROS INGRESOS CORRIENTES**		**661.860**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**625.393**
	02		**Multas y Sanciones Pecuniarias**		**11.953**
	99		**Otros**		**24.514**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**301.432**
	10		**Ingresos por Percibir**		**301.432**
15			**SALDO INICIAL DE CAJA**		**6.632**
			GASTOS		**45.702.604**
21			**GASTOS EN PERSONAL**	**02**	**34.740.645**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**10.710.506**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**70.631**
	02		**Prestaciones de Asistencia Social**		**562**
		004	Ayudas Económicas y Otros Pagos Preventivos		562
	03		**Prestaciones Sociales del Empleador**		**70.069**
		001	Indemnización de Cargo Fiscal		70.069
24			**TRANSFERENCIAS CORRIENTES**		**55.972**
	01		**Al Sector Privado**		**5.580**
		461	Centros de Prevención de Alcoholismo y Salud Mental		5.580
	03		**A Otras Entidades Públicas**		**50.392**
		298	Atención Primaria, Ley Nº 19.378		50.392
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**118.212**
	04		**Mobiliario y Otros**		**118.212**
35			**SALDO FINAL DE CAJA**		**6.638**

GLOSAS :

01 Dotación máxima de vehículos — 32

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 1.058

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 8.492

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 55
– Nº de horas semanales — 1.540

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 4 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones

del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas semanales.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 212.

b) Horas extraordinarias y Asignación de Turno
  b1) Horas extraordinarias año
    – Miles de $ 818.213
  b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
    – Miles de $ 771.340
    – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 280
    – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 45

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
  – Miles de $ 72.636

d) Autorización máxima para gastos en viáticos, en territorio nacional
  – Miles de $ 157.150

e) Convenios con personas naturales
  – Miles de $ 1.999.692

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
  – N° de personas 4
  – Miles de $ 36.054

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
  – N° de personas 64
  – Miles de $ 46.462

  Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 105.785

MINISTERIO DE SALUD
Servicio de Salud Magallanes
Servicio de Salud Magallanes (01)

PARTIDA	16
CAPÍTULO	41
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**58.327.108**
05			**TRANSFERENCIAS CORRIENTES**		**55.301.857**
	02		**Del Gobierno Central**		**55.301.857**
		007	Fondo Nacional de Salud - Atención Primaria		12.119.590
		008	Fondo Nacional de Salud - Prestaciones Valoradas		16.917.642
		009	Fondo Nacional de Salud - Prestaciones Institucionales		26.178.150
		010	Subsecretaría de Salud Pública		86.475
07			**INGRESOS DE OPERACIÓN**		**1.669.425**
08			**OTROS INGRESOS CORRIENTES**		**869.322**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**749.940**
	02		**Multas y Sanciones Pecuniarias**		**41.736**
	99		**Otros**		**77.646**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**478.984**
	10		**Ingresos por Percibir**		**478.984**
15			**SALDO INICIAL DE CAJA**		**7.520**
			GASTOS		**58.327.108**
21			**GASTOS EN PERSONAL**	**02**	**31.689.596**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**15.986.921**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**234.355**
	03		**Prestaciones Sociales del Empleador**		**234.355**
		001	Indemnización de Cargo Fiscal		234.355
24			**TRANSFERENCIAS CORRIENTES**		**10.226.786**
	01		**Al Sector Privado**		**3.720**
		461	Centros de Prevención de Alcoholismo y Salud Mental		3.720
	03		**A Otras Entidades Públicas**		**10.223.066**
		298	Atención Primaria, Ley Nº 19.378		10.223.066
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**181.920**
	04		**Mobiliario y Otros**		**181.920**
35			**SALDO FINAL DE CAJA**		**7.530**

GLOSAS :

01 Dotación máxima de vehículos — 28

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 1.190

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 6.607

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 65
– Nº de horas semanales — 1.820

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 7 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 2 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 228.

b) Horas extraordinarias y Asignación de Turno
  b1) Horas extraordinarias año
    – Miles de $ 622.266
  b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
    – Miles de $ 1.525.536
    – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 531
    – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 57

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
  – Miles de $ 94.666

d) Autorización máxima para gastos en viáticos, en territorio nacional
  – Miles de $ 46.714

e) Convenios con personas naturales
  – Miles de $ 646.900

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
  – N° de personas 4
  – Miles de $ 36.920

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
  – N° de personas 42
  – Miles de $ 38.824

  Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye:
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 87.923

MINISTERIO DE SALUD
Servicio de Salud Metropolitano Oriente
Servicio de Salud Metropolitano Oriente (01)

PARTIDA	16
CAPÍTULO	42
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**221.831.935**
05			**TRANSFERENCIAS CORRIENTES**		**212.460.594**
	02		**Del Gobierno Central**		**212.460.594**
		007	Fondo Nacional de Salud - Atención Primaria		47.496.055
		008	Fondo Nacional de Salud - Prestaciones Valoradas		107.752.109
		009	Fondo Nacional de Salud - Prestaciones Institucionales		57.054.139
		010	Subsecretaría de Salud Pública		158.291
06			**RENTAS DE LA PROPIEDAD**		**42.984**
07			**INGRESOS DE OPERACIÓN**		**4.821.514**
08			**OTROS INGRESOS CORRIENTES**		**3.628.841**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.571.608**
	02		**Multas y Sanciones Pecuniarias**		**853**
	99		**Otros**		**1.056.380**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**846.729**
	10		**Ingresos por Percibir**		**846.729**
15			**SALDO INICIAL DE CAJA**		**31.273**
			GASTOS		**221.831.935**
21			**GASTOS EN PERSONAL**	**02**	**85.497.149**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**90.708.703**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.187.341**
	02		**Prestaciones de Asistencia Social**		**36.828**
		004	Ayudas Económicas y Otros Pagos Preventivos		36.828
	03		**Prestaciones Sociales del Empleador**		**1.150.513**
		001	Indemnización de Cargo Fiscal		1.150.513
24			**TRANSFERENCIAS CORRIENTES**		**43.963.418**
	01		**Al Sector Privado**		**3.720**
		461	Centros de Prevención de Alcoholismo y Salud Mental		3.720
	03		**A Otras Entidades Públicas**		**43.959.698**
		298	Atención Primaria, Ley Nº 19.378		43.959.698
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**444.051**
	04		**Mobiliario y Otros**		**444.051**
35			**SALDO FINAL DE CAJA**		**31.273**

GLOSAS :

01 Dotación máxima de vehículos — 41

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 4.443

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 20.056

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 295
– Nº de horas semanales — 8.260

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 46 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones

del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas semanales.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley Nº 19.264 será de 981.

b) Horas extraordinarias y Asignación de Turno
 b1) Horas extraordinarias año
  – Miles de $ 1.863.800
 b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005
  – Miles de $ 5.252.901
  – Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.772
  – Nº máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 342

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley Nº 19.937.
 – Miles de $ 511.328

d) Autorización máxima para gastos en viáticos, en territorio nacional
 – Miles de $ 4.946

e) Convenios con personas naturales
 – Miles de $ 2.167.810

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
 – Nº de personas 13
 – Miles de $ 101.071

g) Autorización máxima para cumplimiento artículo 98 DFL Nº 1, (S), de 2005, Asignación de Responsabilidad:
 – Nº de personas 142
 – Miles de $ 158.153
 Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL Nº 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes Nºs 18.575, 15.076 y 19.664
– Miles de $ 343.757

MINISTERIO DE SALUD

Servicio de Salud Metropolitano Central

Servicio de Salud Metropolitano Central (01)

PARTIDA	16
CAPÍTULO	43
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**194.345.192**
05			**TRANSFERENCIAS CORRIENTES**		**188.010.489**
	02		**Del Gobierno Central**		**188.010.489**
		007	Fondo Nacional de Salud - Atención Primaria		38.693.037
		008	Fondo Nacional de Salud - Prestaciones Valoradas		72.392.663
		009	Fondo Nacional de Salud - Prestaciones Institucionales		76.774.956
		010	Subsecretaría de Salud Pública		149.833
06			**RENTAS DE LA PROPIEDAD**		**219.852**
07			**INGRESOS DE OPERACIÓN**		**2.301.872**
08			**OTROS INGRESOS CORRIENTES**		**3.292.574**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**3.084.660**
	02		**Multas y Sanciones Pecuniarias**		**28.230**
	99		**Otros**		**179.684**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**495.104**
	10		**Ingresos por Percibir**		**495.104**
15			**SALDO INICIAL DE CAJA**		**25.301**
			GASTOS		**194.345.192**
21			**GASTOS EN PERSONAL**	**02**	**105.743.306**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 04**	**69.991.066**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.915.353**
	02		**Prestaciones de Asistencia Social**		**104.345**
		004	Ayudas Económicas y Otros Pagos Preventivos		104.345
	03		**Prestaciones Sociales del Empleador**		**1.811.008**
		001	Indemnización de Cargo Fiscal		1.811.008
24			**TRANSFERENCIAS CORRIENTES**		**16.261.355**
	01		**Al Sector Privado**		**1.946**
		461	Centros de Prevención de Alcoholismo y Salud Mental		1.946
	03		**A Otras Entidades Públicas**		**16.259.409**
		298	Atención Primaria, Ley Nº 19.378		16.259.409
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**408.811**
	04		**Mobiliario y Otros**		**408.811**
35			**SALDO FINAL DE CAJA**		**25.301**

GLOSAS :

01 Dotación máxima de vehículos — 91

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 5.608

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 28.083

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 352
– Nº de horas semanales — 9.856

Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 24 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas semanales.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 1.461.

Incluye, en la dotación máxima de personal para desempeñarse en el Hospital Maipú hasta 1.105 cargos Ley N° 18.834, 6.688 horas semanales Ley N° 19.664 y 88 Cargos equivalentes a 2.464 horas semanales Ley N° 15.076. Para estos efectos, en el subtítulo 21 Gastos en Personal incluye hasta M$ 21.585.355 destinados a su financiamiento.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ — 1.666.280
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ — 7.197.441
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios — 2.043
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios — 580

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ — 552.823

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ — 140

e) Convenios con personas naturales
   – Miles de $ — 1.953.814

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas — 10
   – Miles de $ — 68.016

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas — 86
   – Miles de $ — 70.040

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
   Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
   – Miles de $ — 372.745

04 Incluye hasta M$ 8.495.122 para gastos operacionales y M$ 6.770.089 para el financiamiento del "subsidio fijo a la operación" del Hospital de Maipú.

MINISTERIO DE SALUD
Servicio de Salud Metropolitano Sur
Servicio de Salud Metropolitano Sur (01)

PARTIDA	16
CAPÍTULO	44
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**241.822.690**
05			**TRANSFERENCIAS CORRIENTES**		**233.396.200**
	02		**Del Gobierno Central**		**233.396.200**
		007	Fondo Nacional de Salud - Atención Primaria		79.793.851
		008	Fondo Nacional de Salud - Prestaciones Valoradas		103.552.710
		009	Fondo Nacional de Salud - Prestaciones Institucionales		49.883.601
		010	Subsecretaría de Salud Pública		166.038
07			**INGRESOS DE OPERACIÓN**		**4.835.488**
08			**OTROS INGRESOS CORRIENTES**		**3.257.371**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.567.238**
	02		**Multas y Sanciones Pecuniarias**		**153.527**
	99		**Otros**		**536.606**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**296.720**
	10		**Ingresos por Percibir**		**296.720**
15			**SALDO INICIAL DE CAJA**		**36.911**
			GASTOS		**241.822.690**
21			**GASTOS EN PERSONAL**	**02**	**87.513.549**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**79.510.828**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.006.231**
	02		**Prestaciones de Asistencia Social**		**18.031**
		004	Ayudas Económicas y Otros Pagos Preventivos		18.031
	03		**Prestaciones Sociales del Empleador**		**988.200**
		001	Indemnización de Cargo Fiscal		988.200
24			**TRANSFERENCIAS CORRIENTES**		**73.368.666**
	01		**Al Sector Privado**		**16.900**
		461	Centros de Prevención de Alcoholismo y Salud Mental		16.900
	03		**A Otras Entidades Públicas**		**73.351.766**
		298	Atención Primaria, Ley Nº 19.378		73.351.766
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**386.494**
	04		**Mobiliario y Otros**		**386.494**
35			**SALDO FINAL DE CAJA**		**36.922**

GLOSAS :

01 Dotación máxima de vehículos — 75

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 4.475

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 19.414

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 302
– Nº de horas semanales — 8.456

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 24 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones

del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas semanales.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley Nº 19.264 será de 1.022.

b) Horas extraordinarias y Asignación de Turno
  b1) Horas extraordinarias año
    – Miles de $ 3.283.714
  b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005
    – Miles de $ 5.435.632
    – Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 794
    – Nº máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 1.182

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley Nº 19.937.
  – Miles de $ 624.465

d) Autorización máxima para gastos en viáticos, en territorio nacional
  – Miles de $ 1.419

e) Convenios con personas naturales
  – Miles de $ 2.319.119

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
  – Nº de personas 17
  – Miles de $ 123.293

g) Autorización máxima para cumplimiento artículo 98 DFL Nº 1, (S), de 2005, Asignación de Responsabilidad:
  – Nº de personas 114
  – Miles de $ 109.933

  Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL Nº 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes Nºs 18.575, 15.076 y 19.664
– Miles de $ 330.394

MINISTERIO DE SALUD

Servicio de Salud Metropolitano Norte

Servicio de Salud Metropolitano Norte (01)

PARTIDA	16
CAPÍTULO	45
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**177.418.539**
05			**TRANSFERENCIAS CORRIENTES**		**169.688.442**
	02		**Del Gobierno Central**		**169.688.442**
		007	Fondo Nacional de Salud - Atención Primaria		49.424.417
		008	Fondo Nacional de Salud - Prestaciones Valoradas		84.175.535
		009	Fondo Nacional de Salud - Prestaciones Institucionales		35.995.364
		010	Subsecretaría de Salud Pública		93.126
07			**INGRESOS DE OPERACIÓN**		**4.037.073**
08			**OTROS INGRESOS CORRIENTES**		**3.186.252**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.864.408**
	02		**Multas y Sanciones Pecuniarias**		**15.772**
	99		**Otros**		**306.072**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**477.625**
	10		**Ingresos por Percibir**		**477.625**
15			**SALDO INICIAL DE CAJA**		**29.147**
			GASTOS		**177.418.539**
21			**GASTOS EN PERSONAL**	**02**	**72.655.248**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**59.281.328**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.314.461**
	02		**Prestaciones de Asistencia Social**		**35.416**
		004	Ayudas Económicas y Otros Pagos Preventivos		35.416
	03		**Prestaciones Sociales del Empleador**		**1.279.045**
		001	Indemnización de Cargo Fiscal		1.279.045
24			**TRANSFERENCIAS CORRIENTES**		**43.890.434**
	01		**Al Sector Privado**		**4.812**
		461	Centros de Prevención de Alcoholismo y Salud Mental		4.812
	03		**A Otras Entidades Públicas**		**43.885.622**
		298	Atención Primaria, Ley Nº 19.378		43.885.622
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**247.851**
	04		**Mobiliario y Otros**		**247.851**
35			**SALDO FINAL DE CAJA**		**29.217**

GLOSAS :

01 Dotación máxima de vehículos — 47

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 3.704

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 18.268

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 209
– Nº de horas semanales — 5.852

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 15 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones

del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas semanales y 1 cargo en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley Nº 19.264 será de 726.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 1.892.565
   b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005
      – Miles de $ 4.121.609
      – Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 997
      – Nº máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 605
c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley Nº 19.937.
   – Miles de $ 301.205
d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 7.065
e) Convenios con personas naturales
   – Miles de $ 2.364.336
f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 10
   – Miles de $ 77.529
g) Autorización máxima para cumplimiento artículo 98 DFL Nº 1, (S), de 2005, Asignación de Responsabilidad:
   – Nº de personas 94
   – Miles de $ 97.585
   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL Nº 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes Nºs 18.575, 15.076 y 19.664
– Miles de $ 272.198

MINISTERIO DE SALUD
Servicio de Salud Metropolitano Occidente
Servicio de Salud Metropolitano Occidente (01)

PARTIDA	16
CAPÍTULO	46
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**225.277.126**
05			**TRANSFERENCIAS CORRIENTES**		**218.238.326**
	02		**Del Gobierno Central**		**218.238.326**
		007	Fondo Nacional de Salud - Atención Primaria		82.017.494
		008	Fondo Nacional de Salud - Prestaciones Valoradas		83.699.682
		009	Fondo Nacional de Salud - Prestaciones Institucionales		52.363.565
		010	Subsecretaría de Salud Pública		157.585
06			**RENTAS DE LA PROPIEDAD**		**5.275**
07			**INGRESOS DE OPERACIÓN**		**3.733.431**
08			**OTROS INGRESOS CORRIENTES**		**2.870.446**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.713.633**
	99		**Otros**		**156.813**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**397.628**
	10		**Ingresos por Percibir**		**397.628**
15			**SALDO INICIAL DE CAJA**		**32.020**
			GASTOS		**225.277.126**
21			**GASTOS EN PERSONAL**	02	**88.385.937**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**58.368.695**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.098.119**
	03		**Prestaciones Sociales del Empleador**		**1.098.119**
		001	Indemnización de Cargo Fiscal		1.098.119
24			**TRANSFERENCIAS CORRIENTES**		**76.999.201**
	01		**Al Sector Privado**		**17.276**
		461	Centros de Prevención de Alcoholismo y Salud Mental		17.276
	03		**A Otras Entidades Públicas**		**76.981.925**
		298	Atención Primaria, Ley Nº 19.378		76.981.925
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**393.141**
	04		**Mobiliario y Otros**		**393.141**
35			**SALDO FINAL DE CAJA**		**32.033**

GLOSAS :

01 Dotación máxima de vehículos — 64

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 4.627

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 22.863

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 328
– Nº de horas semanales — 9.184

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 17 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. Nº 249, de 1974, o de la Ley Nº 15.076 o Ley Nº 19.664, con 33 horas

semanales y 1 cargo en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.
Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 1.097.

b) Horas extraordinarias y Asignación de Turno
   b1) Horas extraordinarias año
      – Miles de $ 1.872.794
   b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005
      – Miles de $ 5.319.262
      – N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.995
      – N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 173

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.
   – Miles de $ 444.612

d) Autorización máxima para gastos en viáticos, en territorio nacional
   – Miles de $ 15.032

e) Convenios con personas naturales
   – Miles de $ 2.403.846

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
   – N° de personas 15
   – Miles de $ 93.005

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:
   – N° de personas 126
   – Miles de $ 123.717

   Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :
Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664
– Miles de $ 353.562

MINISTERIO DE SALUD

Servicio de Salud Metropolitano Sur-Oriente

Servicio de Salud Metropolitano Sur-Oriente (01)

PARTIDA	16
CAPÍTULO	47
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**256.476.815**
05			**TRANSFERENCIAS CORRIENTES**		**249.808.247**
	02		**Del Gobierno Central**		**249.808.247**
		007	Fondo Nacional de Salud - Atención Primaria		86.343.038
		008	Fondo Nacional de Salud - Prestaciones Valoradas		78.056.960
		009	Fondo Nacional de Salud - Prestaciones Institucionales		85.288.642
		010	Subsecretaría de Salud Pública		119.607
06			**RENTAS DE LA PROPIEDAD**		**162.362**
07			**INGRESOS DE OPERACIÓN**		**2.247.052**
08			**OTROS INGRESOS CORRIENTES**		**4.079.976**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.609.188**
	02		**Multas y Sanciones Pecuniarias**		**14.360**
	99		**Otros**		**1.456.428**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**147.533**
	10		**Ingresos por Percibir**		**147.533**
15			**SALDO INICIAL DE CAJA**		**31.645**
			GASTOS		**256.476.815**
21			**GASTOS EN PERSONAL**	**02**	**93.951.542**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 04**	**84.516.365**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**1.345.741**
	03		**Prestaciones Sociales del Empleador**		**1.345.741**
		001	Indemnización de Cargo Fiscal		1.345.741
24			**TRANSFERENCIAS CORRIENTES**		**76.386.611**
	01		**Al Sector Privado**		**11.778**
		461	Centros de Prevención de Alcoholismo y Salud Mental		11.778
	03		**A Otras Entidades Públicas**		**76.374.833**
		298	Atención Primaria, Ley Nº 19.378		76.374.833
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**245.657**
	04		**Mobiliario y Otros**		**245.657**
35			**SALDO FINAL DE CAJA**		**30.899**

GLOSAS :

01 Dotación máxima de vehículos — 44

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos — 4.189

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales — 22.450

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos — 328
– Nº de horas semanales — 9.184

Incluye, en la dotación máxima de personal Ley Nº 18.834, hasta 20 cargos que podrán desempeñarse indistintamente de acuerdo al régimen de remuneraciones

del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas semanales.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley N° 19.264 será de 761.

Incluye, en la dotación máxima de personal para desempeñarse en el Hospital de la Florida hasta 784 cargos Ley N° 18.834, 4.136 horas semanales Ley N° 19.664 y 115 Cargos equivalentes a 3.220 horas semanales Ley N° 15.076. Para estos efectos, en el subtítulo 21 Gastos en Personal incluye hasta M$ 16.650.392 destinados a su financiamiento.

b) Horas extraordinarias y Asignación de Turno

b1) Horas extraordinarias año

– Miles de $ 1.215.175

b2) Asignación de Turno, establecida en el artículo 94 del DFL N° 1, (S), de 2005

– Miles de $ 5.038.925

– N° máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios 1.316

– N° máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios 768

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley N° 19.937.

– Miles de $ 424.067

d) Autorización máxima para gastos en viáticos, en territorio nacional

– Miles de $ 2.527

e) Convenios con personas naturales

– Miles de $ 2.519.168

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas 5

– Miles de $ 37.103

g) Autorización máxima para cumplimiento artículo 98 DFL N° 1, (S), de 2005, Asignación de Responsabilidad:

– N° de personas 59

– Miles de $ 59.532

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL N° 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes N°s 18.575, 15.076 y 19.664

– Miles de $ 257.645

04 Incluye hasta M$ 7.719.458 para gastos operacionales y M$ 7.334.261 para el financiamiento del "subsidio fijo a la operación" del Hospital de la Florida.

MINISTERIO DE SALUD

Programa Contingencias Operacionales

Programa Contingencias Operacionales

PARTIDA	16
CAPÍTULO	49
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**318.902.225**
05			**TRANSFERENCIAS CORRIENTES**	**01**	**318.902.225**
	02		**Del Gobierno Central**		**318.902.225**
		007	Fondo Nacional de Salud - Atención Primaria	02	119.813.147
		008	Fondo Nacional de Salud - Prestaciones Valoradas		29.148.759
		009	Fondo Nacional de Salud - Prestaciones Institucionales		169.940.319
			GASTOS		**318.902.225**
21			**GASTOS EN PERSONAL**	**03**	**121.742.238**
22			**BIENES Y SERVICIOS DE CONSUMO**		**80.557.256**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**2.693.682**
	02		**Prestaciones de Asistencia Social**		**23.170**
		004	Ayudas Económicas y Otros Pagos Preventivos		23.170
	03		**Prestaciones Sociales del Empleador**		**2.670.512**
		001	Indemnización de Cargo Fiscal		2.670.512
24			**TRANSFERENCIAS CORRIENTES**		**107.809.346**
	03		**A Otras Entidades Públicas**		**107.809.346**
		298	Atención Primaria, Ley Nº 19.378		107.809.346
26			**OTROS GASTOS CORRIENTES**		**334.297**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**334.297**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**5.765.406**
	04		**Mobiliario y Otros**		**2.962.551**
	05		**Máquinas y Equipos**		**2.625.432**
	06		**Equipos Informáticos**		**177.423**

GLOSAS :

01 La asignación de estos recursos a los Servicios de Salud se efectuará con forme a lo establecido en las glosas de los programas de Atención Primaria, Prestaciones Valoradas e Institucionales del Fondo Nacional de Salud, según corresponda. La asignación de estos recursos a los Servicios de Salud se comunicará trimestralmente a la Comisión Especial Mixta de Presupuestos.

02 Incluye $ 2.616.200 miles destinados al fomento de la compra de medicamentos bioequivalentes para beneficiarios FONASA atendidos en el nivel primario de salud, de acuerdo a un reglamento dictado por el MINSAL dentro del primer semestre de 2015, y visado por la Dirección de Presupuestos.

03 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley Nº 18.834
– Nº de cargos 2.856

a2) Dotación máxima de personal Ley Nº 19.664 (personal diurno)
– Nº de horas semanales 59.999

a3) Dotación máxima de personal Ley Nº 15.076 (personal con 28 horas)
– Nº de cargos 208
– Nº de horas semanales 5.824

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley Nº 19.264 será de 1.401.

b)	Horas extraordinarias y Asignación de Turno	
	b1) Horas extraordinarias año	
	– Miles de $	1.492.770
	b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005	
	– Miles de $	5.597.374
	– Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios	1.806
c)	Autorización máxima para gastos en viáticos, en territorio nacional	
	– Miles de $	179.518
d)	Convenios con personas naturales	
	– Miles de $	3.569.119
e)	Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	27
	– Miles de $	141.591

MINISTERIO DE SALUD
Hospital Padre Alberto Hurtado
Hospital Padre Alberto Hurtado (01)

PARTIDA	16
CAPÍTULO	50
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**39.535.520**
05			**TRANSFERENCIAS CORRIENTES**		**37.097.302**
	02		**Del Gobierno Central**		**37.097.302**
		007	Fondo Nacional de Salud - Atención Primaria		159.135
		008	Fondo Nacional de Salud - Prestaciones Valoradas		15.020.112
		009	Fondo Nacional de Salud - Prestaciones Institucionales		21.917.637
		010	Subsecretaría de Salud Pública		418
06			**RENTAS DE LA PROPIEDAD**		**25.656**
07			**INGRESOS DE OPERACIÓN**		**1.280.701**
08			**OTROS INGRESOS CORRIENTES**		**1.006.255**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**1.002.914**
	02		**Multas y Sanciones Pecuniarias**		**3.341**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**124.611**
	10		**Ingresos por Percibir**		**124.611**
15			**SALDO INICIAL DE CAJA**		**995**
			GASTOS		**39.535.520**
21			**GASTOS EN PERSONAL**	**02**	**25.266.447**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**14.078.820**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**78.031**
	03		**Prestaciones Sociales del Empleador**		**78.031**
		001	Indemnización de Cargo Fiscal		78.031
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**111.222**
	04		**Mobiliario y Otros**		**111.222**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 9

02 Incluye :

a) Dotación máxima de personal
– Nº de horas semanales — 60.860

b) Horas extraordinarias año
– Miles de $ — 1.324.201

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 137

d) Convenios con personas naturales
– Miles de $ — 410.310

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 100.412

MINISTERIO DE SALUD
Centro de Referencia de Salud de Maipú
Centro de Referencia de Salud de Maipú (01)

PARTIDA	16
CAPÍTULO	51
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**8.923.364**
05			**TRANSFERENCIAS CORRIENTES**		**8.538.571**
	02		**Del Gobierno Central**		**8.538.571**
		008	Fondo Nacional de Salud - Prestaciones Valoradas		5.041.810
		009	Fondo Nacional de Salud - Prestaciones Institucionales		3.496.358
		010	Subsecretaría de Salud Pública		403
06			**RENTAS DE LA PROPIEDAD**		**758**
07			**INGRESOS DE OPERACIÓN**		**201.922**
08			**OTROS INGRESOS CORRIENTES**		**104.287**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**104.132**
	02		**Multas y Sanciones Pecuniarias**		**155**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**77.337**
	10		**Ingresos por Percibir**		**77.337**
15			**SALDO INICIAL DE CAJA**		**489**
			GASTOS		**8.923.364**
21			**GASTOS EN PERSONAL**	02	**2.849.678**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**6.002.466**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**54.712**
	03		**Prestaciones Sociales del Empleador**		**54.712**
		001	Indemnización de Cargo Fiscal		54.712
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**16.008**
	04		**Mobiliario y Otros**		**16.008**
35			**SALDO FINAL DE CAJA**		**500**

GLOSAS :

01 Dotación máxima de vehículos 5

02 Incluye :
- a) Dotación máxima de personal
  - – Nº de horas semanales 6.854
- b) Horas extraordinarias año
  - – Miles de $ 272.600
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ 58
- d) Convenios con personas naturales
  - – Miles de $ 38.083

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 16.433

MINISTERIO DE SALUD
Centro de Referencia de Salud de Peñalolén Cordillera Oriente
Centro de Referencia de Salud de Peñalolén Cordillera Oriente (01)

PARTIDA	16
CAPÍTULO	52
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**7.654.340**
05			**TRANSFERENCIAS CORRIENTES**		**6.137.369**
	02		**Del Gobierno Central**		**6.137.369**
		008	Fondo Nacional de Salud - Prestaciones Valoradas		3.403.300
		009	Fondo Nacional de Salud - Prestaciones Institucionales		2.733.984
		010	Subsecretaría de Salud Pública		85
06			**RENTAS DE LA PROPIEDAD**		**44.263**
07			**INGRESOS DE OPERACIÓN**		**902.106**
08			**OTROS INGRESOS CORRIENTES**		**90.201**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**63.742**
	02		**Multas y Sanciones Pecuniarias**		**9.118**
	99		**Otros**		**17.341**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**479.927**
	10		**Ingresos por Percibir**		**479.927**
15			**SALDO INICIAL DE CAJA**		**474**
			GASTOS		**7.654.340**
21			**GASTOS EN PERSONAL**	02	**3.326.209**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**4.257.196**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**68.057**
	03		**Prestaciones Sociales del Empleador**		**68.057**
		001	Indemnización de Cargo Fiscal		68.057
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**2.378**
	04		**Mobiliario y Otros**		**2.378**
35			**SALDO FINAL DE CAJA**		**500**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :
- a) Dotación máxima de personal
  - – N° de horas semanales — 6.446
- b) Horas extraordinarias año
  - – Miles de $ — 5.504
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ — 10
- d) Convenios con personas naturales
  - – Miles de $ — 814.898

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 15.900

MINISTERIO DE SALUD

Servicio de Salud Chiloé

Servicio de Salud Chiloé (01)

PARTIDA	16
CAPÍTULO	53
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**51.691.943**
05			**TRANSFERENCIAS CORRIENTES**		**49.352.001**
	02		**Del Gobierno Central**		**49.352.001**
		007	Fondo Nacional de Salud - Atención Primaria		20.276.607
		008	Fondo Nacional de Salud - Prestaciones Valoradas		8.185.933
		009	Fondo Nacional de Salud - Prestaciones Institucionales		20.791.318
		010	Subsecretaría de Salud Pública		98.143
07			**INGRESOS DE OPERACIÓN**		**1.389.902**
08			**OTROS INGRESOS CORRIENTES**		**860.324**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**747.510**
	02		**Multas y Sanciones Pecuniarias**		**4.619**
	99		**Otros**		**108.195**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**88.716**
	10		**Ingresos por Percibir**		**88.716**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**51.691.943**
21			**GASTOS EN PERSONAL**	**02**	**24.753.716**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**7.917.681**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**287.529**
	03		**Prestaciones Sociales del Empleador**		**287.529**
		001	Indemnización de Cargo Fiscal		287.529
24			**TRANSFERENCIAS CORRIENTES**		**18.691.703**
	03		**A Otras Entidades Públicas**		**18.691.703**
		298	Atención Primaria, Ley N° 19.378		18.691.703
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**40.315**
	04		**Mobiliario y Otros**		**40.315**
35			**SALDO FINAL DE CAJA**		**999**

GLOSAS :

01 Dotación máxima de vehículos 23

02 Incluye:

a) Dotación máxima de personal

a1) Dotación máxima de personal Ley N° 18.834
– N° de cargos 1.026

a2) Dotación máxima de personal Ley N° 19.664 (personal diurno)
– N° de horas semanales 6.479

a3) Dotación máxima de personal Ley N° 15.076 (personal con 28 horas)
– N° de cargos 62
– N° de horas semanales 1.736

Incluye, en la dotación máxima de personal Ley N° 18.834, hasta 1 cargo que podrá desempeñarse indistintamente de acuerdo al régimen de remuneraciones del D.L. N° 249, de 1974, o de la Ley N° 15.076 o Ley N° 19.664, con 33 horas semanales y 5 cargos en el Programa de Enfermería Rural que se desempeñarán de acuerdo al régimen de remuneraciones del citado decreto ley.

Durante el año 2015, la cantidad máxima de funcionarios que tendrá derecho a percibir la asignación dispuesta por la Ley Nº 19.264 será de 231.

b) Horas extraordinarias y Asignación de Turno

b1) Horas extraordinarias año

– Miles de $	519.643

b2) Asignación de Turno, establecida en el artículo 94 del DFL Nº 1, (S), de 2005

– Miles de $	1.233.489
– Nº máximo de funcionarios afectos al sistema de turno integrado por cuatro funcionarios	432
– Nº máximo de funcionarios afectos al sistema de turno integrado por tres funcionarios	60

c) Bonificación Compensatoria de la Asignación de Turno establecida en el artículo decimotercero transitorio de la Ley Nº 19.937.

– Miles de $	79.877

d) Autorización máxima para gastos en viáticos, en territorio nacional

– Miles de $	80.297

e) Convenios con personas naturales

– Miles de $	694.014

f) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas	8
– Miles de $	39.797

g) Autorización máxima para cumplimiento artículo 98 DFL Nº 1, (S), de 2005, Asignación de Responsabilidad:

– Nº de personas	58
– Miles de $	33.892

Los cupos máximos por tipo de establecimiento y el valor individual anual de la asignación, deberán ser aprobados por Resolución del Director del Servicio de Salud correspondiente y ajustarse a lo establecido en el inciso segundo del artículo 100 del DFL Nº 1, (S), de 2005.

03 Incluye :

Capacitación y Perfeccionamiento, Leyes Nºs 18.575, 15.076 y 19.664

– Miles de $	74.498

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 17

MINISTERIO DE MINERÍA

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Minería
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	41.895.548
06	Rentas de la Propiedad	67.082
07	Ingresos de Operación	645.101
08	Otros Ingresos Corrientes	131.487
09	Aporte Fiscal	41.018.738
10	Venta de Activos No Financieros	10.937
12	Recuperación de Préstamos	22.133
15	Saldo Inicial de Caja	70
	GASTOS	41.895.548
21	Gastos en Personal	18.434.541
22	Bienes y Servicios de Consumo	6.629.775
23	Prestaciones de Seguridad Social	20
24	Transferencias Corrientes	15.334.849
25	Integros al Fisco	43.677
29	Adquisición de Activos No Financieros	1.452.616
34	Servicio de la Deuda	70

GLOSA :

01 Asociada al subtítulo 21 "Gastos en Personal".
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de esta Partida.

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Minería

Miles de $

Sub-Titulo	Clasificación Económica	Secretaría y Administración General	Comisión Chilena del Cobre	Servicio Nacional de Geología y Minería
	INGRESOS	11.900.751	4.383.582	25.611.215
06	Rentas de la Propiedad	–	–	67.082
07	Ingresos de Operación	–	15.913	629.188
08	Otros Ingresos Corrientes	16.341	12.555	102.591
09	Aporte Fiscal	11.884.370	4.355.104	24.779.264
10	Venta de Activos No Financieros	20	–	10.917
12	Recuperación de Préstamos	–	–	22.133
15	Saldo Inicial de Caja	20	10	40
	GASTOS	11.900.751	4.383.582	25.611.215
21	Gastos en Personal	3.903.392	3.657.214	10.873.935
22	Bienes y Servicios de Consumo	1.193.387	573.187	4.863.201
23	Prestaciones de Seguridad Social	10	10	–
24	Transferencias Corrientes	6.531.346	–	8.803.503
25	Integros al Fisco	10	–	43.667
29	Adquisición de Activos No Financieros	272.586	153.161	1.026.869
34	Servicio de la Deuda	20	10	40

MINISTERIO DE MINERÍA
Secretaría y Administración General
Secretaría y Administración General (01)

PARTIDA	:	17
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**5.323.385**
08			**OTROS INGRESOS CORRIENTES**		**16.341**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**16.331**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**5.307.014**
	01		**Libre**		**5.307.014**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**20**
	03		**Vehículos**		**10**
	06		**Equipos Informáticos**		**10**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**5.323.385**
21			**GASTOS EN PERSONAL**	**02**	**3.803.576**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.076.373**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**170.820**
	01		**Al Sector Privado**		**134.415**
		001	Fundación Chile		134.415
	07		**A Organismos Internacionales**		**36.405**
		001	Grupo Internacional de Estudios del Cobre - GIEC		36.405
25			**INTEGROS AL FISCO**		**10**
	01		**Impuestos**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**272.586**
	03		**Vehículos**		**65.685**
	04		**Mobiliario y Otros**		**4.959**
	05		**Máquinas y Equipos**		**19.982**
	06		**Equipos Informáticos**		**105.348**
	07		**Programas Informáticos**	**04**	**76.612**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 16

02 Incluye :

a) Dotación máxima de personal — 125

El personal a contrata del Servicio podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante Resolución fundada del Jefe de Servicio, en la que deberá precisarse en cada caso, las referidas funciones. Con todo, dicho personal no podrá exceder de 15 funcionarios a contrata.

b) Horas extraordinarias año

– Miles de $ — 104.966

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 62.432

– En el exterior en Miles de $ — 44.164

d) Convenios con personas naturales
– Miles de $ 384.633
De las contrataciones que se efectúen con cargo a esta glosa se podrá conferir la calidad de Agente Público hasta 5 cupos.
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 26
– Miles de $ 325.790

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 34.778

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE MINERÍA
Secretaría y Administración General
Fomento de la Pequeña y Mediana Minería

PARTIDA	:	17
CAPÍTULO	:	01
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**6.577.366**
09			**APORTE FISCAL**		**6.577.356**
	01		**Libre**		**6.577.356**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**6.577.366**
21			**GASTOS EN PERSONAL**		**99.816**
22			**BIENES Y SERVICIOS DE CONSUMO**		**117.014**
24			**TRANSFERENCIAS CORRIENTES**		**6.360.526**
	01		**Al Sector Privado**		**1.680.526**
		485	Programa Capacitación y Transferencia Tecnológica Pequeña Minería Artesanal		1.680.526
	04		**A Empresas Públicas no Financieras**		**4.680.000**
		001	Empresa Nacional de Minería	01, 02	4.680.000
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Considera los recursos para financiar el Programa de Fomento Minero para la Pequeña Minería que ejecuta ENAMI. Dicho programa podrá incluir capacitación en seguridad minera y producción segura.
Sólo serán beneficiarios del Programa de Fomento, aquellos productores mineros que vendan o procesen hasta 2.000 TMS de mineral al mes o su equivalente en productos para fundición.
Se publicarán trimestralmente en la página web del Ministerio de Minería los recursos transferidos a ENAMI, las actividades desarrolladas, por la empresa, los objetivos alcanzados, la individualización de los proyectos beneficiados, la nómina de beneficiarios por región, y los montos asignados a cada uno, la metodología de elección de éstos, las personas o entidades ejecutoras de los recursos y la modalidad de asignación.
Los recursos de esta asignación sólo podrán incrementarse mediante autorización expresa otorgada por ley.

02 Antes del 31 de marzo de 2015 el Ministerio de Minería informará a las Comisiones de Minería y Energía de la Cámara de Diputados y del Senado, como también a la Comisión Especial Mixta de Presupuestos, la Política de largo plazo de Fomento de la Pequeña y Mediana Minería, a que se refiere la Glosa 01 y de las metas, mecanismos y cobertura proyectada de este Programa.
Además, el Ministerio de Minería enviará trimestralmente a las Comisiones de Minería y Energía de la Cámara de Diputados y del Senado, y a la Comisión Especial Mixta de Presupuestos, un informe de ejecución de dicha Política, desglosado por regiones y provincias.

MINISTERIO DE MINERÍA

Comisión Chilena del Cobre

Comisión Chilena del Cobre (01)

PARTIDA	:	17
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**4.383.582**
07		**INGRESOS DE OPERACIÓN**		**15.913**
08		**OTROS INGRESOS CORRIENTES**		**12.555**
	01	**Recuperaciones y Reembolsos por Licencias Médicas**		**12.555**
09		**APORTE FISCAL**		**4.355.104**
	01	**Libre**		**4.355.104**
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**4.383.582**
21		**GASTOS EN PERSONAL**	02	**3.657.214**
22		**BIENES Y SERVICIOS DE CONSUMO**	03	**573.187**
23		**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03	**Prestaciones Sociales del Empleador**		**10**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**153.161**
	04	**Mobiliario y Otros**		**9.270**
	05	**Máquinas y Equipos**		**2.060**
	06	**Equipos Informáticos**		**117.626**
	07	**Programas Informáticos**	04	**24.205**
34		**SERVICIO DE LA DEUDA**		**10**
	07	**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 3

02 Incluye :

a) Dotación máxima de personal 102

El personal a contrata de la Comisión podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante Resolución fundada del Jefe de Servicio, en la que deberá precisarse en cada caso, las referidas funciones. Con todo, dicho personal no podrá exceder de 6 funcionarios a contrata.

b) Horas extraordinarias año

– Miles de $ 7.030

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 46.350

– En el exterior en Miles de $ 41.200

d) Convenios con personas naturales

– Miles de $ 29.211

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ 33.619

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE MINERÍA
Servicio Nacional de Geología y Minería
Servicio Nacional de Geología y Minería (01, 02)

PARTIDA	:	17
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**12.807.059**
06			**RENTAS DE LA PROPIEDAD**		**67.082**
07			**INGRESOS DE OPERACIÓN**		**629.188**
08			**OTROS INGRESOS CORRIENTES**		**102.591**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**100.016**
	99		**Otros**		**2.575**
09			**APORTE FISCAL**		**11.975.138**
	01		**Libre**		**11.975.138**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**10.917**
	03		**Vehículos**		**10.917**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**22.133**
	10		**Ingresos por Percibir**		**22.133**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**12.807.059**
21			**GASTOS EN PERSONAL**	**03**	**2.286.438**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**1.309.404**
24			**TRANSFERENCIAS CORRIENTES**	**05**	**8.803.503**
	03		**A Otras Entidades Públicas**		**8.803.503**
		001	Propiedad Minera		2.601.889
		002	Ley de Cierre y Gestión Ambiental		1.434.782
		003	Gestión de Minería		1.858.216
		004	Gestión de Geología		1.649.472
		005	Geología Aplicada		1.259.144
25			**INTEGROS AL FISCO**		**43.667**
	01		**Impuestos**		**43.667**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**364.037**
	06		**Equipos Informáticos**		**75.637**
	07		**Programas Informáticos**	**06**	**288.400**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 7

02 Se entenderá facultado para realizar actividades de capacitación, no rigiendo para estos efectos la limitación establecida en el número 1° del artículo 21° de la Ley N° 19.518, modificada por la Ley N° 19.967, que fija el Nuevo Estatuto de Capacitación y Empleo.

03 Incluye :

a) Dotación máxima de personal 84

El personal a contrata del Servicio podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante Resolución fundada del Jefe de Servicio, en la que deberá precisarse en cada caso, las referidas funciones. Con todo, dicho personal no podrá exceder de 50 funcionarios a contrata, para el conjunto del programa presupuestario.

b) Horas extraordinarias año

– Miles de $ 22.614

c) Autorización máxima para gastos en viáticos
   - En territorio nacional en Miles de $ 25.551
   - En el exterior en Miles de $ 8.200

d) Convenios con personas naturales
   - Miles de $ 17.960

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
- Miles de $ 21.288

05 a) Incluye:

	Dotación Máxima de Personal	Dotación Máxima de Vehículos
– Propiedad Minera	65	23
– Ley de Cierre y Gestión Ambiental	36	9
– Gestión de Minería	54	8
– Gestión de Geología	51	1
– Geología Aplicada	35	9

b) Para cada asignación presupuestaria la distribución de las glosas se indica a continuación, en miles de $:

Glosas	Propiedad Minera	Ley de Cierre y Gestión Ambiental	Gestión de Minería	Gestión de Geología	Gestión Aplicada
Gastos en Personal	1.702.967	1.266.598	1.370.239	1.185.363	1.005.436
Bienes y Servicios de Consumo	898.922	152.734	447.704	318.879	253.708
Horas extraordinarias año	21.797	5.564	17.498	381	5.152
Viáticos territorio nacional	92.003	91.384	106.069	3.452	70.189
Viáticos en el exterior	0	2.347	5.458	7.480	5.803
Convenios con personas naturales	8.012	11.286	0	10.715	9.825
Capacitación y perfeccionamiento	7.642	3.821	3.821	10.917	21.288

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE MINERÍA

Servicio Nacional de Geología y Minería

Red Nacional de Vigilancia Volcánica (01, 02)

PARTIDA	:	17
CAPÍTULO	:	03
PROGRAMA	:	02

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		3.695.011
09		APORTE FISCAL		3.695.001
	01	Libre		3.695.001
15		SALDO INICIAL DE CAJA		10
		GASTOS		3.695.011
21		GASTOS EN PERSONAL	03	1.892.292
22		BIENES Y SERVICIOS DE CONSUMO	04	1.486.005
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		316.704
	05	Máquinas y Equipos		298.700
	07	Programas Informáticos	05	18.004
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos 8

02 Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos del funcionamiento de la Red Nacional de Vigilancia Volcánica y de su coordinación con el Instituto Sismológico.

03 Incluye :

a) Dotación máxima de personal 61

b) Horas extraordinarias año
– Miles de $ 32.986

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 163.630
– En el exterior en Miles de $ 11.790

d) Convenios con personas naturales
– Miles de $ 41.078

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 16.648

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE MINERÍA

Servicio Nacional de Geología y Minería

Plan Nacional de Geología (01, 02)

PARTIDA	:	17
CAPÍTULO	:	03
PROGRAMA	:	03

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		4.821.129
09		APORTE FISCAL		4.821.119
	01	Libre		4.821.119
15		SALDO INICIAL DE CAJA		10
		GASTOS		4.821.129
21		GASTOS EN PERSONAL	03	2.950.778
22		BIENES Y SERVICIOS DE CONSUMO	04	1.654.041
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		216.300
	07	Programas Informáticos	05	216.300
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos 19

02 A más tardar el 31 de marzo de 2015 el Ministerio de Minería informará de las metas del programa. Además, enviará trimestralmente a las Comisiones de Minería y Energía de la Cámara y del Senado, como también a la Comisión Especial Mixta de Presupuestos un informe de ejecución de dichos Programas y el cumplimiento de sus metas, desglosado por región y provincias.

03 Incluye :

a) Dotación máxima de personal 102

b) Horas extraordinarias año
– Miles de $ 5.363

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 228.467
– En el exterior en Miles de $ 9.825

d) Convenios con personas naturales
– Miles de $ 40.286

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 21.833

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE MINERÍA

Servicio Nacional de Geología y Minería

Programa de Seguridad Minera (01, 02)

PARTIDA	:	17
CAPÍTULO	:	03
PROGRAMA	:	04

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**4.288.016**
09		**APORTE FISCAL**		**4.288.006**
	01	**Libre**		**4.288.006**
15		**SALDO INICIAL DE CAJA**		**10**
		GASTOS		**4.288.016**
21		**GASTOS EN PERSONAL**	03	**3.744.427**
22		**BIENES Y SERVICIOS DE CONSUMO**	04	**413.751**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**129.828**
	03	**Vehículos**		**49.440**
	05	**Máquinas y Equipos**		**9.577**
	06	**Equipos Informáticos**		**51.123**
	07	**Programas Informáticos**	05	**19.688**
34		**SERVICIO DE LA DEUDA**		**10**
	07	**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos 45

02 A más tardar el 31 de marzo de 2015 el Ministerio de Minería informará de las metas del programa. Además, enviará trimestralmente a las Comisiones de Minería y Energía de la Cámara y del Senado, como también a la Comisión Especial Mixta de Presupuestos un informe de ejecución de dichos Programas y el cumplimiento de sus metas, desglosado por región y provincias.

03 Incluye :

a) Dotación máxima de personal 141

b) Horas extraordinarias año

– Miles de $ 16.785

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 275.686

– En el exterior en Miles de $ 9.825

d) Convenios con personas naturales

– Miles de $ 4.070

04 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ 26.418

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 18

MINISTERIO DE VIVIENDA Y URBANISMO

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Vivienda y Urbanismo
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	**1.669.101.288**
06	**Rentas de la Propiedad**	**732.435**
07	**Ingresos de Operación**	**4.677.841**
08	**Otros Ingresos Corrientes**	**10.800.351**
09	**Aporte Fiscal**	**1.626.839.155**
10	**Venta de Activos No Financieros**	**14.885.432**
12	**Recuperación de Préstamos**	**1.025.712**
13	**Transferencias para Gastos de Capital**	**9.641.362**
15	**Saldo Inicial de Caja**	**499.000**
	GASTOS	**1.669.101.288**
21	**Gastos en Personal**	**84.668.502**
22	**Bienes y Servicios de Consumo**	**20.448.425**
23	**Prestaciones de Seguridad Social**	**10**
24	**Transferencias Corrientes**	**730.554**
25	**Integros al Fisco**	**12.176**
26	**Otros Gastos Corrientes**	**160**
29	**Adquisición de Activos No Financieros**	**11.921.185**
31	**Iniciativas de Inversión**	**433.896.298**
33	**Transferencias de Capital**	**1.117.371.939**
34	**Servicio de la Deuda**	**52.039**

GLOSAS :

01 Los actos administrativos que den cuenta de convenios con entidades públicas y/o privadas que consideren aportes o financiamiento para nuevas iniciativas y los que regulen el otorgamiento de premios en concursos públicos relativos a desarrollo urbano o políticas de vivienda, deberán ser autorizados previamente por la Dirección de Presupuestos.

02 Asociadas a Subtítulo 21:
El personal a contrata del Servicio podrá ejercer funciones directivas que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones. Dicho personal no podrá exceder de 86 funcionarios.

03 No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de personal establecidas en cada uno de los capítulos de esta Partida.

04 El Ministerio de Vivienda informará trimestralmente a la Comisión Especial Mixta de Presupuestos respecto de las soluciones que se adopten para los distintos casos de los deudores habitacionales.
Asimismo, deberá informar trimestral y detalladamente, a la Comisión Especial Mixta de Presupuestos, a la Comisión de Vivienda y Urbanismo del Senado y a la Comisión de Vivienda, Desarrollo Urbano y Bienes Nacionales de la Cámara de Diputados, la situación de los deudores habitacionales respecto de las condonaciones y renegociaciones para los deudores habitacionales en virtud de lo dispuesto en el decreto supremo N° 12, de 2011, del Ministerio de Vivienda y Urbanismo y demás normas administrativas sobre la materia. Además, deberá informar de otras soluciones que sean necesarias o que se adopten.

05 El Ministerio de Vivienda y Urbanismo informará trimestralmente a la Comisión Especial Mixta de Presupuestos, en forma regionalizada, acerca de la realización de programas de eficiencia energética, como aislación térmica, instalación de sistemas termosolares y fotovoltaicos.

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Vivienda y Urbanismo
Miles de $

Sub-Título	Clasificación Económica	Subsecretaría de Vivienda y Urbanismo (04, 05)	Parque Metropolitano	Servicios Regionales de Vivienda y Urbanización (01, 02, 03, 06)
	INGRESOS	210.829.344	19.667.147	1.438.604.797
06	Rentas de la Propiedad	–	443.486	288.949
07	Ingresos de Operación	10.815	2.321.363	2.345.663
08	Otros Ingresos Corrientes	787.799	223.064	9.789.488
09	Aporte Fiscal	207.170.500	16.660.795	1.403.007.860
10	Venta de Activos No Financieros	11.330	8.439	14.865.663
12	Recuperación de Préstamos	100.000	–	925.712
13	Transferencias para Gastos de Capital	2.605.900	–	7.035.462
15	Saldo Inicial de Caja	143.000	10.000	346.000
	GASTOS	210.829.344	19.667.147	1.438.604.797
21	Gastos en Personal	36.687.024	5.139.541	42.841.937
22	Bienes y Servicios de Consumo	11.629.735	2.033.695	6.784.995
23	Prestaciones de Seguridad Social	10	–	–
24	Transferencias Corrientes	730.554	–	–
25	Integros al Fisco	6.903	5.273	–
26	Otros Gastos Corrientes	–	10	150
29	Adquisición de Activos No Financieros	4.693.552	56.213	7.171.420
31	Iniciativas de Inversión	52.447.510	12.432.312	369.016.476
33	Transferencias de Capital	104.593.106	–	1.012.778.833
34	Servicio de la Deuda	40.950	103	10.986

GLOSAS :

01 Aplicación Ley Nº 19.281, Subsidios Leasing.
La cantidad de subsidios que podrán otorgarse por aplicación de la Ley Nº 19.281 será de hasta 1.500, para el conjunto de los SERVIU.

02 Asociadas a Subtítulo 31, ítem 02:
PROGRAMAS CONCURSABLES
Pavimentos Participativos
El arrastre del monto que deben solventar los Servicios respecto del programa que se inicie en el año no podrá exceder de 70%.
Antes del 31 de marzo de 2015, el Ministerio de Vivienda y Urbanismo deberá enviar a la Comisión Especial Mixta de Presupuestos un informe con las metas de pavimentos participativos por región para el año 2015.
Asimismo, el MINVU deberá enviar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, un informe sobre el avance en el cumplimiento de dichas metas.

Espacios Públicos
Incluye recursos para el programa Elige Vivir Sano destinados a obras de espacios públicos que promuevan hábitos y estilos coincidentes con dicho programa.
Condominios de Vivienda Social
Con cargo a los Programas de Asistencia Financiera al Mejoramiento de Condominios Sociales, de Recuperación de Barrios, de Protección del Patrimonio Familiar, de Pavimentación Participativa, o aquellos que los reemplacen, se podrán financiar las obras, acciones y/o actividades a que se refiere el Título IV de la Ley N° 19.537 sobre Copropiedad Inmobiliaria y las relacionadas con la regularización de condominios de viviendas sociales.
Los conjuntos de viviendas sociales en extensión preexistentes a la fecha de vigencia de la Ley N° 19.537, calificados como viviendas sociales de acuerdo a los decretos leyes N° 1.988, de 1975 y N° 2.552, de 1979, y los construidos por los Servicios de Vivienda y Urbanización y sus antecesores legales, podrán, en casos calificados por la Secretaría Regional Ministerial de Vivienda y Urbanismo, postular al Programa de Protección del Patrimonio Familiar, en sus tres Títulos conjuntamente, o a otros recursos públicos. Los bienes nacionales de usos públicos que en ellos existieren se entenderán como bienes comunes para efectos de la postulación a dicho Programa.
El Ministerio de Vivienda y Urbanismo informará trimestralmente a la Comisión Especial Mixta de Presupuestos sobre el estado de avance en el mejoramiento de condominios sociales y su entorno, especificando separadamente los recursos invertidos en el mejoramiento de conjuntos habitacionales y de espacios públicos, y el detalle del gasto en personal. Adicionalmente, en caso de erradicar o demoler condominios sociales, deberá informar acerca de la cantidad de subsidios otorgados, tanto en número de unidades como respecto a las familias beneficiadas, indicando además el nuevo uso de esos terrenos.
VIVIENDA
Los SERVIU, con cargo a estos recursos o a los fondos que terceros aporten para estos efectos, y en los terrenos que adquieran o hayan adquirido, podrán contratar la construcción de conjuntos de viviendas para la atención de familias vulnerables y de sectores medios que reúnan los requisitos y condiciones que se establezcan en llamados a postulación especiales para estos efectos.
Mediante resolución del Ministerio de Vivienda y Urbanismo, visada por la Dirección de Presupuesto, se establecerán las características de los proyectos y los estándares de las viviendas, sus equipamientos y sus espacios públicos, de manera de procurar que fortalezcan la cohesión social urbana; los recursos involucrados; los mecanismos para determinar el valor de transferencia de las viviendas; las condiciones para su adquisición, de acuerdo a las condiciones de vulnerabilidad de los beneficiarios; y las demás disposiciones que sean necesarias para su aplicación.

03 Asociada a Subtítulo 33, ítem 01:

a) El programa del año quedará conformado exclusivamente por aquellos subsidios cuyo proceso de postulación haya concluido el 31 de diciembre del 2015.
b) Los montos consignados en los presupuestos de cada SERVIU a nivel de asignación del referido ítem podrán ser excedidos hasta el mes de noviembre, con el objeto de dar continuidad al pago de los respectivos certificados de subsidios, no pudiendo sobrepasarse la cantidad total del ítem.
c) Con cargo a estos recursos se podrá destinar hasta M$ 2.570.011 para gastos de administración asociados directamente con el proceso de llamado, postulación y selección de beneficiarios. Previo a la ejecución del gasto, el Ministerio de Vivienda y Urbanismo dictará una resolución, visada por la Dirección de Presupuestos, que distribuirá este monto entre los SERVIU y la Subsecretaría conforme a criterios técnicos y al programa de actividades, materias que deberán explicitarse en la resolución señalada. No se podrán efectuar gastos en personal con cargo a estos recursos.

d) Con cargo a estos recursos se podrá destinar para el Plan de Gestión de la Calidad, hasta el equivalente a 3 UF por subsidio vigente de los programas Fondo Solidario de Vivienda y el programa que lo reemplace, Subsidio Habitacional Rural y Sistema Integrado de Subsidio Habitacional y hasta el equivalente a 2 UF por subsidio vigente del Programa de Protección del Patrimonio Familiar y del programa que lo reemplace, para gastos asociados a la fiscalización, evaluación y otras acciones relacionadas a proyectos en ejecución de los programas habitacionales y obras urbanas relacionadas, como asimismo, respecto a proyectos en los que el Ministerio de Vivienda y Urbanismo prevea una inversión futura. Previo a la ejecución del gasto, el Ministerio de Vivienda y Urbanismo dictará una resolución durante el mes de diciembre de 2014, visada por la Dirección de Presupuestos, en la que se fijará el monto anual de este Plan, su distribución entre los SERVIU y la Subsecretaría conforme a criterios técnicos, y al programa de actividades, materias que deberán explicitarse en la resolución señalada. Los profesionales contratados con cargo a este Plan que cumplan labores de fiscalización tendrán la calidad de Agentes Públicos para efectos del Decreto Ley Nº 799 de 1974 y todos los demás efectos legales.

e) De los recursos considerados en el Programa de Protección del Patrimonio Familiar, deberá destinarse a lo menos un 20% para el financiamiento de obras en Condominios Sociales.

   De los recursos considerados en el título III del Programa de Protección del Patrimonio Familiar, deberá destinarse a lo menos un 10% para aquellos postulantes que desean ampliar su vivienda para recibir a un adulto mayor con dependencia económica y/o física, condiciones que se establecerán en el reglamento del Programa, que deberá ser modificado para este efecto. En caso que a septiembre de 2015 no se agotaren los recursos mínimos dispuestos para este fin, se podrá destinar el monto no otorgado al resto del programa.

   En los recursos considerados en el Programa de Protección del Patrimonio Familiar se incluyen $ 21.258.146 miles para proyectos de Acondicionamiento Térmico, que permita cumplir con lo establecido en el artículo 4.1.10 de la Ordenanza General de Urbanismo y Construcciones.

f) Aquellas materias referentes a los Servicios de Asistencia Técnica, Social y Jurídica que se contemplan, incluyendo las que asuman los SERVIU, se regularán mediante resoluciones de esta cartera. Las modificaciones que tengan incidencia presupuestaria deberán contar con la visación de la Dirección de Presupuestos del Ministerio de Hacienda.

   En los casos en que SERVIU deba constituirse en Entidad Patrocinante, Prestador de Servicios de Asistencia Técnica u otra figura en que, como tal, le corresponda ejecutar los Servicios de Asistencia Técnica que la normativa respectiva contemple, este podrá hacer uso de los recursos de Asistencia Técnica, de forma previa a la asignación de los subsidios habitacionales correspondientes, para estudios u otras actividades que permitan el desarrollo de los productos que el Programa de Asistencia Técnica contempla. Para ello, el MINVU deberá dictar una resolución durante el mes de diciembre de 2014, que establezca procedimientos y condiciones a la que deberá sujetarse el uso de estos recursos, la que deberá ser visada por la Dirección de Presupuestos del Ministerio de Hacienda.

   Los profesionales que desarrollen las labores de inspección técnica de obras, tendrán la calidad de Agentes Públicos, para todos los efectos legales.

g) Para la aplicación del programa de transferencia de Subsidio de Aislamiento Térmico, se permitirá la tramitación de la misma forma como se presentan los proyectos de Mejoramiento de Vivienda, permitiéndose la admisibilidad con la presentación de los permisos originales de obras de la Dirección de Obras Municipales.

h) El Ministerio de Vivienda y Urbanismo elaborará un informe respecto de la gestión habitacional y los avances asociados a las catástrofes del 27F de 2010, erupción en Chaitén, terremoto de 1 y 2 de abril e incendio de Valparaíso 2014, que incluirá catastro actualizado, instrumentos disponibles y estado de avance de soluciones habitacionales y de urbanismo. Dicho informe será actualizado y remitido trimestralmente a la Comisión Especial Mixta de Presupuestos, y publicado en la página web del mismo Ministerio.

i) Durante el primer semestre del año 2015, el MINVU enviará a la Comisión Especial Mixta de Presupuestos, a la Comisión de Vivienda y Urbanismo del Senado y a la Comisión de Vivienda, Desarrollo Urbano y Bienes Nacionales de la Cámara de Diputados un cronograma de los llamados a postulación de los distintos subsidios habitacionales que otorga el Estado.

04 Asociada a Ingresos

Con cargo a mayores ingresos propios por sobre el monto consignado en la meta presupuestaria, los SERVIU podrán proponer a contar de julio de 2015 iniciativas de inversión por un monto de hasta 100% de estos mayores ingresos, las que no podrán significar compromisos para los años siguientes. La Subsecretaría de Vivienda, mediante resolución visada por la Dirección de Presupuestos, determinará las asignaciones presupuestarias que conformarán la meta de ingresos propios y el monto correspondiente para cada servicio.

05 Antes del 31 de marzo de 2015, el Ministerio de Vivienda y Urbanismo deberá enviar a la Comisión Especial Mixta de Presupuestos el Plan de Inversiones 2015, detallando cantidad de solicitudes habitacionales por región, por modalidad de subsidio, y especificando si son arrastre de 2014 o nuevas soluciones.

Asimismo, el MINVU deberá enviar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, a la Comisión Especial Mixta de Presupuestos un informe sobre el avance en la inversión, por región, especificando recursos devengados, subsidios otorgados, y viviendas construidas y entregadas.

06 El Ministerio de Vivienda y Urbanismo deberá enviar trimestralmente a la Comisión Especial Mixta de Presupuestos, un cronograma de los llamados a postulación de los distintos subsidios habitacionales, con indicación del número total de cupos por programa y del número de beneficiarios

MINISTERIO DE VIVIENDA Y URBANISMO

Subsecretaría de Vivienda y Urbanismo

Subsecretaría de Vivienda y Urbanismo (01, 02, 03)

PARTIDA	:	18
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**142.554.630**
07			**INGRESOS DE OPERACIÓN**		**10.815**
	02		**Venta de Servicios**		**10.815**
08			**OTROS INGRESOS CORRIENTES**		**787.799**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**731.149**
	02		**Multas y Sanciones Pecuniarias**		**5.150**
	99		**Otros**		**51.500**
09			**APORTE FISCAL**		**138.918.786**
	01		**Libre**		**138.918.786**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**11.330**
	03		**Vehículos**		**10.300**
	04		**Mobiliario y Otros**		**1.030**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**100.000**
	10		**Ingresos por Percibir**		**100.000**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**2.605.900**
	02		**Del Gobierno Central**		**2.605.900**
		005	IVA Concesiones Transantiago	04	1.163.900
		008	De la Subsecretaría de Energía		1.442.000
15			**SALDO INICIAL DE CAJA**		**120.000**
			GASTOS		**142.554.630**
21			**GASTOS EN PERSONAL**	**05, 06**	**33.497.209**
22			**BIENES Y SERVICIOS DE CONSUMO**	**07, 08**	**9.776.644**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	01		**Prestaciones Previsionales**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**730.554**
	01		**Al Sector Privado**		**730.554**
		005	Fundación Nacional para la Superación de la Pobreza	09	586.372
		012	Convenio MINVU - Instituto Forestal		26.523
		500	Instituto de la Construcción		106.524
		502	Instituto Nacional de Normalización		11.135
25			**INTEGROS AL FISCO**		**6.903**
	01		**Impuestos**		**6.903**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**4.677.525**
	03		**Vehículos**		**475.883**
	04		**Mobiliario y Otros**		**70.704**
	05		**Máquinas y Equipos**		**106.358**
	06		**Equipos Informáticos**		**1.270.584**
	07		**Programas Informáticos**	**10**	**2.753.996**
31			**INICIATIVAS DE INVERSIÓN**		**31.748.168**
	01		**Estudios Básicos**		**258.890**
	02		**Proyectos**		**31.489.278**
33			**TRANSFERENCIAS DE CAPITAL**		**62.076.667**
	01		**Al Sector Privado**		**61.689.077**
		027	IVA Concesiones Transantiago		1.163.900
		028	Subsidio de Protección del Patrimonio Familiar		2.469.552

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
33	01	037	Cumplimiento Convenio MINVU-PNUD	11, 12	923.024
		041	Convenio Universidades	12	45.526
		045	Convenio MINVU - GBC	12	103.000
		047	Convenio MINVU - Fundación Chile	12	42.436
		124	Subsidio Complementario		160.627
		125	Subsidio a la Originación		1.082.533
		126	Subsidio Implícito		17.395
		127	Subsidios Leasing		5.584.019
		129	Subsidios Cartera Hipotecaria		36.074.152
		130	Subsidio de Aislamiento Térmico		1.442.000
		132	Sistema Integrado de Subsidio		472.695
		133	Fondo Solidario de Elección de Vivienda		5.317.016
		134	Subsidio al Arriendo		6.791.202
	03		**A Otras Entidades Públicas**		**387.590**
		001	Otras Transferencias a SERVIU	13	387.590
34			**SERVICIO DE LA DEUDA**		**40.950**
	07		**Deuda Flotante**		**40.950**

GLOSAS :

01 Dotación máxima de vehículos — 55

02 Los actos administrativos que establezcan ayudas estatales destinadas a la obtención de soluciones habitacionales y sus modificaciones, deberán ser visados por la Dirección de Presupuestos cuando tengan incidencia financiera y/o presupuestaria. Igual visación se requerirá respecto de los instrumentos que regulan los programas de Desarrollo Urbano que presenten tal incidencia.

03 Durante el primer semestre del año 2015 el Ejecutivo proporcionará a la Comisión Especial Mixta de Presupuestos, la información correspondiente a los deudores hipotecarios que se encuentren dentro de los dos primeros quintiles de vulnerabilidad, según puntaje de Ficha de Protección Social o el instrumento de Caracterización Socioeconómica Vigente, así como su condición de morosidad. Esta información considerará hasta los programas del año 2005.

La información que entregue el MINVU deberá incluir la distribución de deudores hipotecarios por quintil de vulnerabilidad según puntaje de la Ficha de Protección Social o el instrumento de Caraceterización Socioeconómica Vigente, y según tipo de acreedor (SERVIU o Banca).

04 La Subsecretaría informará semestralmente a la Comisión Especial Mixta de Presupuestos, sobre la utilización de estos dineros y sus beneficiarios.

05 Incluye :

a) Dotación máxima de personal — 1.215

b) Horas extraordinarias año
– Miles de $ — 228.853

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 284.929
– En el exterior en Miles de $ — 18.403

d) Convenios con personas naturales
– Miles de $ — 1.036.433

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 57
– Miles de $ — 751.293

06 Con cargo a estos recursos se podrá contratar a honorarios hasta un máximo de 56 personas para el conjunto de la Subsecretaría y de los SERVIU con un gasto total anual máximo de M$ 1.030.485. Estas personas tendrán la calidad de Agentes Públicos, y desarrollarán labores de fiscalización relacionadas con el control de programas de vivienda, gestión de grandes proyectos de desarrollo urbano y de vialidad urbana que atiende el Ministerio.
Solo se podrán contratar profesionales titulados que acrediten experiencia en las respectivas tareas antes señaladas. Las contrataciones respectivas serán efectuadas mediante resolución fundada del Ministerio de Vivienda y Urbanismo, con copia, en el mismo mes de dictación, a la Dirección de Presupuestos, identificándose su destinación.

07 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 180.687

08 Con cargo a estos recursos se destinarán M$ 1.360.228 para la contratación de estudios de planificación urbana (IPT) y adecuaciones de estudios existentes que abarquen los niveles regionales, intercomunales y/o comunales, y se podrán financiar los gastos asociados a la licitación, contratación y difusión de estos estudios así como la publicación de los instrumentos. El Ministerio de Vivienda y Urbanismo podrá realizar Convenios con Municipalidades y/o Gobiernos Regionales cuando exista financiamiento compartido. El MINVU informará trimestralmente a la Dirección de Presupuestos, a la Comisión Especial Mixta de Presupuestos del Congreso Nacional y a las Comisiones de Vivienda de la Cámara de Diputados y del Senado, el estado de avance de las licitaciones y ejecución de dichos estudios.

09 Recursos destinados a financiar el convenio entre el Ministerio de Vivienda y Urbanismo y la Fundación Nacional para la Superación de la Pobreza, suscrito con la finalidad de identificar, promover y desarrollar proyectos habitacionales dirigidos preferentemente a las familias pertenecientes al primer y segundo quintil de ingresos, en aquellas localidades en donde no existan suficientes organizaciones que desarrollen dichas labores, en el marco de los programas habitacionales de dicha cartera. Asimismo, en el Marco de los Programas Urbanos del Ministerio, permitirá promover iniciativas que impulsen la generación de proyectos urbanos concursables en aquellas comunas y/o localidades convenidas entre ambas partes. Previo a la ejecución del gasto, la Fundación deberá presentar el programa de actividades a desarrollar, las metas, plazos y forma de rendir cuenta de su uso, el cual deberá ser aprobado por el Ministerio de Vivienda y Urbanismo.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web la información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.
La Subsecretaría deberá enviar copia de dicho convenio a las Comisiones de Vivienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos.
Asimismo, se deberá entregar un informe de avance a las Comisiones de Vivienda del Senado y Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, en septiembre de cada año por parte del Ministerio de Vivienda.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

11 Con estos recursos se podrán financiar exclusivamente actividades relacionadas con el ámbito urbano, tales como estudios, asesorías, consultorías, publicaciones, seminarios y talleres.

12 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.
El Ministerio de Vivienda y Urbanismo deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos, respecto de la utilización de los recursos, proyectos realizados y objetivos logrados de acuerdo al convenio celebrado.

13 Para gastos de inversión originados por situaciones de emergencia, definidos mediante resolución fundada del Ministro de Vivienda y Urbanismo, con copia a la Dirección de Presupuestos.
Tratándose de situaciones calificadas como de calamidad pública (terremotos, inundaciones, aluviones, etc.) se podrá financiar todo tipo de gastos, con excepción de aquellos asociados a personal.
Los fondos que se pongan a disposición de los SERVIU no ingresarán a sus presupuestos. Su aplicación no podrá significar compromisos para años siguientes.
El Ministerio de Vivienda y Urbanismo deberá enviar semestralmente a la Comisión Especial Mixta de Presupuestos el estado de gasto de estos fondos, detallando montos, instituciones beneficiadas y destino de los recursos.

MINISTERIO DE VIVIENDA Y URBANISMO

Subsecretaría de Vivienda y Urbanismo

Campamentos (01, 06)

PARTIDA : 18
CAPÍTULO : 01
PROGRAMA : 02

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**16.062.555**
09			**APORTE FISCAL**		**16.039.555**
	01		**Libre**		**16.039.555**
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**16.062.555**
21			**GASTOS EN PERSONAL**	**02, 03**	**1.561.495**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**572.711**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**16.027**
	04		**Mobiliario y Otros**		**13.438**
	05		**Máquinas y Equipos**		**2.589**
33			**TRANSFERENCIAS DE CAPITAL**		**13.912.322**
	03		**A Otras Entidades Públicas**		**13.912.322**
		003	Municipalidades para el Programa Aldeas y Campamentos	05	13.912.322

GLOSAS :

01 Antes del 31 de marzo de 2015, el Ministerio de Vivienda y Urbanismo deberá enviar a la Comisión Especial Mixta de Presupuestos el Plan de intervención tendiente a generar soluciones habitacionales a familias de campamentos, con metas por región para 2015; detallando el presupuesto destinado a ello y el personal con que cuenta el Programa Campamentos.
Asimismo, el Ministerio de Vivienda y Urbanismo deberá informar trimestralmente, dentro de los treinta días siguientes al término del período respectivo, sobre el avance en el cumplimiento de dichas metas.
La Dirección del Programa Campamentos deberá remitir a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a más tardar al 31 de julio del año 2015, el gasto efectivo, los compromisos generados, el avance físico del proyecto y los objetivos logrados y esperados con el programa, indicando en este último caso los proyectos a ejecutar, las fechas en que se llevarán a cabo, y un listado de las familias por egresar a nivel regional para el año 2015.

02 Incluye :
a) Dotación máxima de personal 14
b) Horas extraordinarias año
– Miles de $ 5.801
c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 7.333
d) Convenios con personas naturales
– Miles de $ 1.160.907

03 Los Secretarios Técnicos Regionales deberán ser profesionales o expertos que acrediten experiencia en las tareas requeridas.
Con cargo a estos recursos se podrá contratar hasta un máximo de 40 personas en calidad de agentes públicos. Estas contrataciones serán efectuadas mediante resolución fundada del Ministerio de Vivienda y Urbanismo, con copia, en el mismo mes de dictación a la Dirección de Presupuestos, identificándose las labores a ser ejecutadas. En el caso de los Secretarios Técnicos Regionales, estos dependerán del director del SERVIU en coordinación con la Dirección del Programa Campamentos.

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 3.250

05 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriban el Ministerio de Vivienda y Urbanismo y los Municipios, en los que se establecerá la identificación de el o los campamentos a intervenir, las acciones a desarrollar, metas, plazos, modalidades de ejecución y evaluación. Dichos convenios deberán contar con la aprobación del Concejo Municipal, toda vez que por su monto requieran toma de razón por parte de la Contraloría General de la República.
Los recursos transferidos no ingresarán en los presupuestos de los organismos receptores, debiendo cada Municipio informar mensualmente al Ministerio y al Concejo Municipal sobre el gasto efectivo y el avance físico de los convenios, en los casos en que corresponda.
Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, e instituciones privadas sin fines de lucro.
La Subsecretaría de Vivienda y Urbanismo deberá informar trimestralmente a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, y a la Comisión Especial Mixta de Presupuestos, sobre la nómina de municipalidades beneficiadas, la cantidad de recursos entregados a cada una de ellas y las actividades realizadas con dichos recursos.
En caso de imposibilidad de generar nuevos convenios con Municipios debido a rendiciones pendientes de recursos ante el Ministerio de Vivienda y Urbanismo, el Programa podrá ejecutar los recursos directamente a través de los SERVIU.

06 El Ministerio de Vivienda y Urbanismo deberá entregar trimestralmente a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Vivienda y Urbanismo de la Cámara de Diputados y del Senado, un catastro actualizado que detalle el estado de avance en el cierre de campamentos.

MINISTERIO DE VIVIENDA Y URBANISMO

Subsecretaría de Vivienda y Urbanismo

Recuperación de Barrios

PARTIDA	:	18
CAPÍTULO	:	01
PROGRAMA	:	04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**52.212.159**
09			**APORTE FISCAL**		**52.212.159**
	01		**Libre**		**52.212.159**
			GASTOS		**52.212.159**
21			**GASTOS EN PERSONAL**	**01, 02**	**1.628.320**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.280.380**
31			**INICIATIVAS DE INVERSIÓN**		**20.699.342**
	02		**Proyectos**		**20.699.342**
33			**TRANSFERENCIAS DE CAPITAL**		**28.604.117**
	03		**A Otras Entidades Públicas**		**28.604.117**
		002	Municipalidades para el Programa Recuperación de Barrios	04	28.604.117

GLOSAS :

01 Incluye:

a) Dotación máxima de personal — 49

b) Horas extraordinarias año
– Miles de $ — 2.060

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 35.332

d) Convenios con personas naturales
– Miles de $ — 1.075.863

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 1
– Miles de $ — 12.360

02 Con cargo a estos recursos se podrá contratar a honorarios hasta un máximo de 77 personas en calidad de agentes públicos, las que desarrollarán labores de fiscalización, seguimiento y control de este Programa. Solo se podrán contratar profesionales titulados que acrediten experiencia en las tareas antes señaladas. Las contrataciones respectivas serán efectuadas mediante resolución fundada del Ministerio de Vivienda y Urbanismo, con copia, en el mismo mes de dictación, a la Dirección de Presupuestos, identificándose las labores a ser ejecutadas.

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 4.000

04 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Ministerio de Vivienda y Urbanismo y los consultores en las que se establecerán el o los barrios a intervenir, las acciones a desarrollar, metas, plazos, modalidades de ejecución y evaluación. En el caso que el ejecutor sea un Municipio, dicho convenio deberá contar con la aprobación del Concejo Municipal y garantizar la participación de los vecinos cuyos barrios serán intervenidos.
Los recursos transferidos no ingresarán en los presupuestos de los organismos receptores, debiendo informar mensualmente al Ministerio y al Concejo Municipal sobre el gasto efectivo y avance físico de los proyectos.

Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, e instituciones privadas sin fines de lucro.

La Subsecretaría deberá informar trimestralmente a las Comisiones de Hacienda del Senado y de la Cámara de Diputados respecto de los convenios firmados con los municipios, especificando los recursos asignados a cada uno de ellos.

La Subsecretaría de Vivienda y Urbanismo deberá informar trimestralmente a la Comisión Mixta de Presupuestos tanto la nómina de municipalidades beneficiadas como la cantidad de recursos entregados y las actividades realizadas con los recursos.

MINISTERIO DE VIVIENDA Y URBANISMO

Parque Metropolitano

Parque Metropolitano (01, 02)

PARTIDA	:	18
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**19.667.147**
06		**RENTAS DE LA PROPIEDAD**		**443.486**
07		**INGRESOS DE OPERACIÓN**		**2.321.363**
	02	**Venta de Servicios**		**2.321.363**
08		**OTROS INGRESOS CORRIENTES**		**223.064**
	01	**Recuperaciones y Reembolsos por Licencias Médicas**		**145.343**
	02	**Multas y Sanciones Pecuniarias**		**16.046**
	99	**Otros**		**61.675**
09		**APORTE FISCAL**		**16.660.795**
	01	**Libre**		**16.660.795**
10		**VENTA DE ACTIVOS NO FINANCIEROS**		**8.439**
	99	**Otros Activos no Financieros**		**8.439**
15		**SALDO INICIAL DE CAJA**		**10.000**
		GASTOS		**19.667.147**
21		**GASTOS EN PERSONAL**	03	**5.139.541**
22		**BIENES Y SERVICIOS DE CONSUMO**	04	**2.033.695**
25		**INTEGROS AL FISCO**		**5.273**
	01	**Impuestos**		**5.273**
26		**OTROS GASTOS CORRIENTES**		**10**
	02	**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**56.213**
	04	**Mobiliario y Otros**		**26.190**
	05	**Máquinas y Equipos**		**30.023**
31		**INICIATIVAS DE INVERSIÓN**		**12.432.312**
	02	**Proyectos**	05	**12.432.312**
34		**SERVICIO DE LA DEUDA**		**103**
	07	**Deuda Flotante**		**103**

GLOSAS :

01 Dotación máxima de vehículos — 14

02 Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca del funcionamiento del Jardín Botánico de Santiago Chagual

03 Incluye :

a) Dotación máxima de personal — 398

b) Horas extraordinarias año
– Miles de $ — 772.495

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 2.441
– En el exterior en Miles de $ — 2.463

d) Convenios con personas naturales
– Miles de $ — 95.037

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 1
– Miles de $ — 5.902

04 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 24.658

05 Incluye M$ 10.197.832 para financiar la mantención de Parques en la Región Metropolitana, construidos hasta el 31 de diciembre del año 2002 y los Parques La Aguada, La Hondonada, Peñalolén, Parque de la Infancia, Parque La Platina, Parque Natural Cerros de Chena y Parque Bicentenario de Cerrillos de la Región Metropolitana y Parque Renato Poblete.

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU I Región
SERVIU I Región (01)

PARTIDA	:	18
CAPÍTULO	:	21
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**50.757.711**
06			**RENTAS DE LA PROPIEDAD**		**15.975**
	01		**Arriendo de Activos No Financieros**		**15.965**
	03		**Intereses**		**10**
07			**INGRESOS DE OPERACIÓN**		**26.285**
	01		**Venta de Bienes**		**6.705**
	02		**Venta de Servicios**		**19.580**
08			**OTROS INGRESOS CORRIENTES**		**182.263**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**23.340**
	02		**Multas y Sanciones Pecuniarias**		**52**
	99		**Otros**		**158.871**
09			**APORTE FISCAL**		**50.396.759**
	01		**Libre**		**50.396.759**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**10**
	10		**Ingresos por Percibir**		**10**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**113.419**
	03		**De Otras Entidades Públicas**		**113.419**
		001	De Municipalidades para Pavimentos Participativos		77.394
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		36.025
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**50.757.711**
21			**GASTOS EN PERSONAL**	**02**	**1.525.341**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**267.244**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**15.091**
	04		**Mobiliario y Otros**		**10.028**
	05		**Máquinas y Equipos**		**5.063**
31			**INICIATIVAS DE INVERSIÓN**		**21.803.885**
	02		**Proyectos**		**21.803.885**
33			**TRANSFERENCIAS DE CAPITAL**		**27.145.515**
	01		**Al Sector Privado**		**27.145.515**
		023	Subsidios Fondo Solidario de Vivienda		1.733.415
		028	Subsidio de Protección del Patrimonio Familiar		9.905.084
		127	Subsidios Leasing		4.043
		132	Sistema Integrado de Subsidio		2.075.092
		133	Fondo Solidario de Elección de Vivienda		13.427.881
34			**SERVICIO DE LA DEUDA**		**625**
	07		**Deuda Flotante**		**625**

GLOSAS :

01	Dotación máxima de vehículos	8
02	Incluye :	
	a) Dotación máxima de personal	80
	b) Horas extraordinarias año	
	– Miles de $	6.745
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	36.565
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	2
	– Miles de $	11.159
03	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	5.990

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU II Región
SERVIU II Región (01)

PARTIDA	:	18
CAPÍTULO	:	22
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**32.470.019**
06			**RENTAS DE LA PROPIEDAD**		**16.480**
	01		**Arriendo de Activos No Financieros**		**1.030**
	99		**Otras Rentas de la Propiedad**		**15.450**
07			**INGRESOS DE OPERACIÓN**		**37.615**
	01		**Venta de Bienes**		**1.555**
	02		**Venta de Servicios**		**36.060**
08			**OTROS INGRESOS CORRIENTES**		**203.406**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**35.010**
	99		**Otros**		**168.396**
09			**APORTE FISCAL**		**28.523.712**
	01		**Libre**		**28.523.712**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**3.542.463**
	01		**Terrenos**		**3.539.776**
	99		**Otros Activos no Financieros**		**2.687**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**123.343**
	03		**De Otras Entidades Públicas**		**123.343**
		001	De Municipalidades para Pavimentos Participativos		82.555
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		40.788
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**32.470.019**
21			**GASTOS EN PERSONAL**	02	**2.179.927**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**231.968**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**8.171**
	04		**Mobiliario y Otros**		**4.178**
	05		**Máquinas y Equipos**		**3.993**
31			**INICIATIVAS DE INVERSIÓN**		**9.265.514**
	02		**Proyectos**		**9.265.514**
33			**TRANSFERENCIAS DE CAPITAL**		**20.783.966**
	01		**Al Sector Privado**		**20.783.966**
		023	Subsidios Fondo Solidario de Vivienda		89.921
		028	Subsidio de Protección del Patrimonio Familiar		4.185.695
		127	Subsidios Leasing		21.072
		132	Sistema Integrado de Subsidio		2.321.865
		133	Fondo Solidario de Elección de Vivienda		14.165.413
34			**SERVICIO DE LA DEUDA**		**463**
	07		**Deuda Flotante**		**463**

GLOSAS :

01 Dotación máxima de vehículos 7

02 Incluye :

a) Dotación máxima de personal 104

b) Horas extraordinarias año

– Miles de $ 11.046

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ 33.793
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 2
   – Miles de $ 13.041

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 7.350

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU III Región
SERVIU III Región (01)

PARTIDA	:	18
CAPÍTULO	:	23
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**22.759.495**
06			**RENTAS DE LA PROPIEDAD**		**861**
	01		**Arriendo de Activos No Financieros**		**10**
	03		**Intereses**		**851**
07			**INGRESOS DE OPERACIÓN**		**20**
	01		**Venta de Bienes**		**20**
08			**OTROS INGRESOS CORRIENTES**		**321.138**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**17.505**
	02		**Multas y Sanciones Pecuniarias**		**25**
	99		**Otros**		**303.608**
09			**APORTE FISCAL**		**20.876.181**
	01		**Libre**		**20.876.181**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**4.072**
	02		**Hipotecarios**		**4.072**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**1.534.223**
	01		**Del Sector Privado**		**1.258.625**
		002	Aportes Convenio Minera CASALES-SERVIU		1.258.625
	03		**De Otras Entidades Públicas**		**275.598**
		001	De Municipalidades para Pavimentos Participativos		201.979
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		73.619
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**22.759.495**
21			**GASTOS EN PERSONAL**	**02**	**1.367.933**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**179.880**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**13.274**
	04		**Mobiliario y Otros**		**7.060**
	05		**Máquinas y Equipos**		**6.214**
31			**INICIATIVAS DE INVERSIÓN**		**10.483.676**
	02		**Proyectos**		**10.483.676**
33			**TRANSFERENCIAS DE CAPITAL**		**10.713.591**
	01		**Al Sector Privado**		**10.713.591**
		023	Subsidios Fondo Solidario de Vivienda		575.528
		025	Sistema Subsidio Habitacional		1.386
		028	Subsidio de Protección del Patrimonio Familiar		609.249
		127	Subsidios Leasing		10.655
		132	Sistema Integrado de Subsidio		2.882.253
		133	Fondo Solidario de Elección de Vivienda		6.634.520
34			**SERVICIO DE LA DEUDA**		**1.131**
	07		**Deuda Flotante**		**1.131**

GLOSAS :

01	Dotación máxima de vehículos	5
02	Incluye :	
	a) Dotación máxima de personal	65
	b) Horas extraordinarias año	
	– Miles de $	6.024
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	23.093
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	2
	– Miles de $	12.508
03	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	3.675

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU IV Región
SERVIU IV Región (01)

PARTIDA	:	18
CAPÍTULO	:	24
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**59.547.366**
06			**RENTAS DE LA PROPIEDAD**		**1.030**
	01		**Arriendo de Activos No Financieros**		**1.030**
07			**INGRESOS DE OPERACIÓN**		**8.260**
	01		**Venta de Bienes**		**8.250**
	02		**Venta de Servicios**		**10**
08			**OTROS INGRESOS CORRIENTES**		**190.008**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**29.175**
	02		**Multas y Sanciones Pecuniarias**		**2.060**
	99		**Otros**		**158.773**
09			**APORTE FISCAL**		**59.049.760**
	01		**Libre**		**59.049.760**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**275.308**
	03		**De Otras Entidades Públicas**		**275.308**
		001	De Municipalidades para Pavimentos Participativos		186.853
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		88.455
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**59.547.366**
21			**GASTOS EN PERSONAL**	**02**	**2.060.225**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**316.357**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**20.898**
	04		**Mobiliario y Otros**		**13.359**
	05		**Máquinas y Equipos**		**7.539**
31			**INICIATIVAS DE INVERSIÓN**		**19.283.793**
	02		**Proyectos**		**19.283.793**
33			**TRANSFERENCIAS DE CAPITAL**		**37.865.699**
	01		**Al Sector Privado**		**37.865.699**
		023	Subsidios Fondo Solidario de Vivienda		13.858
		025	Sistema Subsidio Habitacional		1.386
		028	Subsidio de Protección del Patrimonio Familiar		5.995.789
		127	Subsidios Leasing		76.532
		132	Sistema Integrado de Subsidio		15.631.497
		133	Fondo Solidario de Elección de Vivienda		16.146.637
34			**SERVICIO DE LA DEUDA**		**384**
	07		**Deuda Flotante**		**384**

GLOSAS :

01 Dotación máxima de vehículos — 8

02 Incluye :

a) Dotación máxima de personal — 114

b) Horas extraordinarias año

– Miles de $ — 12.993

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ 45.423
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 2
   – Miles de $ 12.477

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 6.561

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU V Región
SERVIU V Región (01)

PARTIDA	:	18
CAPÍTULO	:	25
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		167.721.387
06			RENTAS DE LA PROPIEDAD		2.060
	03		Intereses		2.060
07			INGRESOS DE OPERACIÓN		365.670
	01		Venta de Bienes		5.160
	02		Venta de Servicios		360.510
08			OTROS INGRESOS CORRIENTES		1.106.017
	01		Recuperaciones y Reembolsos por Licencias Médicas		106.090
	02		Multas y Sanciones Pecuniarias		52
	99		Otros		999.875
09			APORTE FISCAL		162.833.785
	01		Libre		162.833.785
10			VENTA DE ACTIVOS NO FINANCIEROS		1.998.391
	01		Terrenos		999.195
	99		Otros Activos no Financieros		999.196
12			RECUPERACIÓN DE PRÉSTAMOS		52.000
	02		Hipotecarios		52.000
13			TRANSFERENCIAS PARA GASTOS DE CAPITAL		1.340.464
	03		De Otras Entidades Públicas		1.340.464
		001	De Municipalidades para Pavimentos Participativos		1.279.587
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		60.877
15			SALDO INICIAL DE CAJA		23.000
			GASTOS		167.721.387
21			GASTOS EN PERSONAL	02	4.111.305
22			BIENES Y SERVICIOS DE CONSUMO	03	638.835
26			OTROS GASTOS CORRIENTES		10
	02		Compensaciones por Daños a Terceros y/o a la Propiedad		10
29			ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		126.364
	02		Edificios		92.700
	04		Mobiliario y Otros		23.010
	05		Máquinas y Equipos		10.654
31			INICIATIVAS DE INVERSIÓN		34.473.321
	02		Proyectos		34.473.321
33			TRANSFERENCIAS DE CAPITAL		128.371.216
	01		Al Sector Privado		128.371.216
		019	Subsidios Rurales		6
		023	Subsidios Fondo Solidario de Vivienda		2.451.371
		025	Sistema Subsidio Habitacional		275.193
		028	Subsidio de Protección del Patrimonio Familiar		19.122.865
		127	Subsidios Leasing		98.531
		130	Subsidio de Aislamiento Térmico		6
		132	Sistema Integrado de Subsidio		42.543.323
		133	Fondo Solidario de Elección de Vivienda		63.879.921
34			SERVICIO DE LA DEUDA		336
	07		Deuda Flotante		336

GLOSAS :

01	Dotación máxima de vehículos	10
02	Incluye :	
	a) Dotación máxima de personal	249
	b) Horas extraordinarias año	
	– Miles de $	15.290
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	54.024
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	3
	– Miles de $	20.666
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	15.288

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU VI Región
SERVIU VI Región (01)

PARTIDA	:	18
CAPÍTULO	:	26
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**87.546.917**
06			**RENTAS DE LA PROPIEDAD**		**1.712**
	01		**Arriendo de Activos No Financieros**		**1.712**
07			**INGRESOS DE OPERACIÓN**		**20**
	01		**Venta de Bienes**		**10**
	02		**Venta de Servicios**		**10**
08			**OTROS INGRESOS CORRIENTES**		**620.910**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**74.263**
	99		**Otros**		**546.647**
09			**APORTE FISCAL**		**84.744.715**
	01		**Libre**		**84.744.715**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**1.834.198**
	01		**Terrenos**		**1.834.198**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**131.421**
	02		**Hipotecarios**		**131.421**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**190.941**
	03		**De Otras Entidades Públicas**		**190.941**
		001	De Municipalidades para Pavimentos Participativos		121.156
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		69.785
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**87.546.917**
21			**GASTOS EN PERSONAL**	**02**	**2.037.176**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**341.044**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**22.608**
	04		**Mobiliario y Otros**		**16.231**
	05		**Máquinas y Equipos**		**6.377**
31			**INICIATIVAS DE INVERSIÓN**		**18.864.208**
	02		**Proyectos**		**18.864.208**
33			**TRANSFERENCIAS DE CAPITAL**		**66.281.634**
	01		**Al Sector Privado**		**66.281.634**
		019	Subsidios Rurales		6
		023	Subsidios Fondo Solidario de Vivienda		9.197.734
		025	Sistema Subsidio Habitacional		2.863.338
		028	Subsidio de Protección del Patrimonio Familiar		8.434.765
		127	Subsidios Leasing		15.458
		132	Sistema Integrado de Subsidio		10.867.434
		133	Fondo Solidario de Elección de Vivienda		34.902.899
34			**SERVICIO DE LA DEUDA**		**237**
	07		**Deuda Flotante**		**237**

GLOSAS :

01	Dotación máxima de vehículos	8
02	Incluye :	
	a) Dotación máxima de personal	123
	b) Horas extraordinarias año	
	– Miles de $	11.234
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	41.980
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	2
	– Miles de $	12.186
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	6.955

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU VII Región
SERVIU VII Región (01)

PARTIDA	:	18
CAPÍTULO	:	27
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**115.805.064**
06			**RENTAS DE LA PROPIEDAD**		**79**
	03		**Intereses**		**79**
07			**INGRESOS DE OPERACIÓN**		**21**
	01		**Venta de Bienes**		**21**
08			**OTROS INGRESOS CORRIENTES**		**710.574**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**31.827**
	99		**Otros**		**678.747**
09			**APORTE FISCAL**		**113.471.341**
	01		**Libre**		**113.471.341**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**654.691**
	01		**Terrenos**		**537.778**
	99		**Otros Activos no Financieros**		**116.913**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**716.840**
	02		**Hipotecarios**		**716.840**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**228.518**
	03		**De Otras Entidades Públicas**		**228.518**
		001	De Municipalidades para Pavimentos Participativos		200.193
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		28.325
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**115.805.064**
21			**GASTOS EN PERSONAL**	**02**	**2.206.435**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**592.508**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**24.650**
	04		**Mobiliario y Otros**		**15.320**
	05		**Máquinas y Equipos**		**9.330**
31			**INICIATIVAS DE INVERSIÓN**		**28.078.883**
	02		**Proyectos**		**28.078.883**
33			**TRANSFERENCIAS DE CAPITAL**		**84.901.921**
	01		**Al Sector Privado**		**84.901.921**
		023	Subsidios Fondo Solidario de Vivienda		8.683.919
		025	Sistema Subsidio Habitacional		5.812.342
		028	Subsidio de Protección del Patrimonio Familiar		19.574.575
		127	Subsidios Leasing		18.074
		132	Sistema Integrado de Subsidio		27.432.948
		133	Fondo Solidario de Elección de Vivienda		23.380.063
34			**SERVICIO DE LA DEUDA**		**657**
	07		**Deuda Flotante**		**657**

GLOSAS :

01 Dotación máxima de vehículos — 8

02 Incluye :
- a) Dotación máxima de personal — 128
- b) Horas extraordinarias año
  - – Miles de $ — 11.237

c) Autorización máxima para gastos en viáticos
   - En territorio nacional en Miles de $ 43.360
e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   - Nº de personas 2
   - Miles de $ 11.232

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ 6.955

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU VIII Región
SERVIU VIII Región (01)

PARTIDA	:	18
CAPÍTULO	:	28
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**221.119.265**
06			**RENTAS DE LA PROPIEDAD**		**26.368**
	01		**Arriendo de Activos No Financieros**		**26.368**
07			**INGRESOS DE OPERACIÓN**		**149.370**
	01		**Venta de Bienes**		**10**
	02		**Venta de Servicios**		**149.360**
08			**OTROS INGRESOS CORRIENTES**		**961.092**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**143.222**
	02		**Multas y Sanciones Pecuniarias**		**128.750**
	99		**Otros**		**689.120**
09			**APORTE FISCAL**		**218.973.029**
	01		**Libre**		**218.973.029**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**642.095**
	01		**Terrenos**		**642.095**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**13.582**
	09		**Por Ventas a Plazo**		**13.582**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**330.729**
	03		**De Otras Entidades Públicas**		**330.729**
		001	De Municipalidades para Pavimentos Participativos		280.843
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		49.886
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**221.119.265**
21			**GASTOS EN PERSONAL**	**02**	**5.088.302**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**742.507**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**31.276**
	04		**Mobiliario y Otros**		**26.072**
	05		**Máquinas y Equipos**		**5.204**
31			**INICIATIVAS DE INVERSIÓN**		**70.718.333**
	02		**Proyectos**		**70.718.333**
33			**TRANSFERENCIAS DE CAPITAL**		**144.537.559**
	01		**Al Sector Privado**		**144.537.559**
		023	Subsidios Fondo Solidario de Vivienda		17.087.500
		025	Sistema Subsidio Habitacional		10.516
		028	Subsidio de Protección del Patrimonio Familiar		36.958.558
		127	Subsidios Leasing		65.164
		132	Sistema Integrado de Subsidio		25.359.059
		133	Fondo Solidario de Elección de Vivienda		65.056.762
34			**SERVICIO DE LA DEUDA**		**1.278**
	07		**Deuda Flotante**		**1.278**

GLOSAS :

01	Dotación máxima de vehículos	13
02	Incluye :	
	a) Dotación máxima de personal	334
	b) Horas extraordinarias año	
	– Miles de $	36.681
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	104.580
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	3
	– Miles de $	26.116
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	– Miles de $	16.797

MINISTERIO DE VIVIENDA Y URBANISMO

SERVIU IX Región

SERVIU IX Región (01)

PARTIDA	:	18
CAPÍTULO	:	29
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**122.469.843**
07			**INGRESOS DE OPERACIÓN**		**20**
	01		**Venta de Bienes**		**10**
	02		**Venta de Servicios**		**10**
08			**OTROS INGRESOS CORRIENTES**		**260.046**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**37.132**
	99		**Otros**		**222.914**
09			**APORTE FISCAL**		**121.866.888**
	01		**Libre**		**121.866.888**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**72.228**
	01		**Terrenos**		**72.228**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**247.661**
	03		**De Otras Entidades Públicas**		**247.661**
		001	De Municipalidades para Pavimentos Participativos		247.661
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**122.469.843**
21			**GASTOS EN PERSONAL**	02	**2.450.788**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**409.622**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**20.434**
	04		**Mobiliario y Otros**		**13.404**
	05		**Máquinas y Equipos**		**7.030**
31			**INICIATIVAS DE INVERSIÓN**		**37.063.011**
	02		**Proyectos**		**37.063.011**
33			**TRANSFERENCIAS DE CAPITAL**		**82.525.731**
	01		**Al Sector Privado**		**82.525.731**
		023	Subsidios Fondo Solidario de Vivienda		354.362
		028	Subsidio de Protección del Patrimonio Familiar		22.649.570
		127	Subsidios Leasing		13.604
		132	Sistema Integrado de Subsidio		23.321.661
		133	Fondo Solidario de Elección de Vivienda		36.186.534
34			**SERVICIO DE LA DEUDA**		**247**
	07		**Deuda Flotante**		**247**

GLOSAS :

01 Dotación máxima de vehículos — 10

02 I ncluye :

a) Dotación máxima de personal — 130

b) Horas extraordinarias año
– Miles de $ — 10.341

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 75.696

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas	2
– Miles de $	13.060

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $	7.283

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU X Región
SERVIU X Región (01)

PARTIDA	:	18
CAPÍTULO	:	30
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**81.735.240**
06			**RENTAS DE LA PROPIEDAD**		**10**
	01		**Arriendo de Activos No Financieros**		**10**
07			**INGRESOS DE OPERACIÓN**		**5.160**
	01		**Venta de Bienes**		**10**
	02		**Venta de Servicios**		**5.150**
08			**OTROS INGRESOS CORRIENTES**		**530.247**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**37.132**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**493.105**
09			**APORTE FISCAL**		**79.877.941**
	01		**Libre**		**79.877.941**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**1.034.170**
	01		**Terrenos**		**1.034.170**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**264.712**
	03		**De Otras Entidades Públicas**		**264.712**
		001	De Municipalidades para Pavimentos Participativos		199.935
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		64.777
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**81.735.240**
21			**GASTOS EN PERSONAL**	**02**	**2.663.885**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**278.796**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**12.043**
	04		**Mobiliario y Otros**		**9.007**
	05		**Máquinas y Equipos**		**3.036**
31			**INICIATIVAS DE INVERSIÓN**		**18.601.361**
	02		**Proyectos**		**18.601.361**
33			**TRANSFERENCIAS DE CAPITAL**		**60.178.299**
	01		**Al Sector Privado**		**60.178.299**
		023	Subsidios Fondo Solidario de Vivienda		555.610
		025	Sistema Subsidio Habitacional		2.063
		028	Subsidio de Protección del Patrimonio Familiar		11.963.301
		127	Subsidios Leasing		15.411
		132	Sistema Integrado de Subsidio		23.298.054
		133	Fondo Solidario de Elección de Vivienda		24.343.860
34			**SERVICIO DE LA DEUDA**		**846**
	07		**Deuda Flotante**		**846**

GLOSAS :

01 Dotación máxima de vehículos — 13

02 Incluye:

a) Dotación máxima de personal — 150

b) Horas extraordinarias año

– Miles de $ — 9.872

c) Autorización máxima para gastos en viáticos
- En territorio nacional en Miles de $ 59.744

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
- Nº de personas 2
- Miles de $ 12.366

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ 8.661

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU XI Región
SERVIU XI Región (01)

PARTIDA	:	18
CAPÍTULO	:	31
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**23.784.706**
06			**RENTAS DE LA PROPIEDAD**		**416**
	01		**Arriendo de Activos No Financieros**		**10**
	03		**Intereses**		**406**
07			**INGRESOS DE OPERACIÓN**		**2.411**
	01		**Venta de Bienes**		**2.401**
	02		**Venta de Servicios**		**10**
08			**OTROS INGRESOS CORRIENTES**		**405.189**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**26.523**
	02		**Multas y Sanciones Pecuniarias**		**4.130**
	99		**Otros**		**374.536**
09			**APORTE FISCAL**		**21.471.110**
	01		**Libre**		**21.471.110**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**1.227.939**
	01		**Terrenos**		**1.227.939**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.946**
	02		**Hipotecarios**		**1.946**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**652.695**
	03		**De Otras Entidades Públicas**		**652.695**
		001	De Municipalidades para Pavimentos Participativos		577.976
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		74.719
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**23.784.706**
21			**GASTOS EN PERSONAL**	**02**	**1.969.547**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**217.668**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**15.987**
	04		**Mobiliario y Otros**		**6.645**
	05		**Máquinas y Equipos**		**9.342**
31			**INICIATIVAS DE INVERSIÓN**		**5.699.415**
	02		**Proyectos**		**5.699.415**
33			**TRANSFERENCIAS DE CAPITAL**		**15.881.494**
	01		**Al Sector Privado**		**15.881.494**
		023	Subsidios Fondo Solidario de Vivienda		18.162
		028	Subsidio de Protección del Patrimonio Familiar		3.320.330
		132	Sistema Integrado de Subsidio		3.475.101
		133	Fondo Solidario de Elección de Vivienda		9.067.901
34			**SERVICIO DE LA DEUDA**		**585**
	07		**Deuda Flotante**		**585**

GLOSAS :

01 Dotación máxima de vehículos — 7

02 Incluye :

a) Dotación máxima de personal — 79

b) Horas extraordinarias año

– Miles de $ — 4.896

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 44.460

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 2
– Miles de $ 14.771

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 4.822

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU XII Región
SERVIU XII Región (01)

PARTIDA	:	18
CAPÍTULO	:	32
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**28.978.939**
06			**RENTAS DE LA PROPIEDAD**		**2.753**
	01		**Arriendo de Activos No Financieros**		**2.753**
07			**INGRESOS DE OPERACIÓN**		**434**
	01		**Venta de Bienes**		**424**
	02		**Venta de Servicios**		**10**
08			**OTROS INGRESOS CORRIENTES**		**285.143**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**17.505**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**267.628**
09			**APORTE FISCAL**		**27.208.825**
	01		**Libre**		**27.208.825**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**1.093.622**
	01		**Terrenos**		**1.093.622**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.841**
	02		**Hipotecarios**		**1.841**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**363.321**
	03		**De Otras Entidades Públicas**		**363.321**
		001	De Municipalidades para Pavimentos Participativos		298.431
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		64.890
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**28.978.939**
21			**GASTOS EN PERSONAL**	**02**	**1.764.125**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**190.090**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**14.053**
	04		**Mobiliario y Otros**		**6.194**
	05		**Máquinas y Equipos**		**7.859**
31			**INICIATIVAS DE INVERSIÓN**		**8.619.188**
	02		**Proyectos**		**8.619.188**
33			**TRANSFERENCIAS DE CAPITAL**		**18.391.236**
	01		**Al Sector Privado**		**18.391.236**
		023	Subsidios Fondo Solidario de Vivienda		182.960
		028	Subsidio de Protección del Patrimonio Familiar		5.763.545
		127	Subsidios Leasing		666
		132	Sistema Integrado de Subsidio		2.305.906
		133	Fondo Solidario de Elección de Vivienda		10.138.159
34			**SERVICIO DE LA DEUDA**		**237**
	07		**Deuda Flotante**		**237**

GLOSAS :

01 Dotación máxima de vehículos — 9

02 Incluye :
- a) Dotación máxima de personal — 69
- b) Horas extraordinarias año
  - Miles de $ — 5.032

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 23.303

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 2
– Miles de $ 13.835

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 4.592

MINISTERIO DE VIVIENDA Y URBANISMO

SERVIU Región Metropolitana

SERVIU Región Metropolitana (01)

PARTIDA	:	18
CAPÍTULO	:	33
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**341.374.325**
06			**RENTAS DE LA PROPIEDAD**		**212.440**
	01		**Arriendo de Activos No Financieros**		**212.056**
	03		**Intereses**		**384**
07			**INGRESOS DE OPERACIÓN**		**1.741.066**
	01		**Venta de Bienes**		**154.510**
	02		**Venta de Servicios**		**1.586.556**
08			**OTROS INGRESOS CORRIENTES**		**3.600.174**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**228.094**
	02		**Multas y Sanciones Pecuniarias**		**185.400**
	99		**Otros**		**3.186.680**
09			**APORTE FISCAL**		**333.092.117**
	01		**Libre**		**333.092.117**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**1.606.195**
	01		**Terrenos**		**1.595.455**
	99		**Otros Activos no Financieros**		**10.740**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**1.098.333**
	03		**De Otras Entidades Públicas**		**1.098.333**
		001	De Municipalidades para Pavimentos Participativos		1.031.925
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		66.408
15			**SALDO INICIAL DE CAJA**		**24.000**
			GASTOS		**341.374.325**
21			**GASTOS EN PERSONAL**	**02**	**10.764.387**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.955.888**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**6.810.295**
	02		**Edificios**		**6.709.106**
	04		**Mobiliario y Otros**		**33.731**
	05		**Máquinas y Equipos**		**67.458**
31			**INICIATIVAS DE INVERSIÓN**		**63.938.761**
	02		**Proyectos**		**63.938.761**
33			**TRANSFERENCIAS DE CAPITAL**		**257.903.024**
	01		**Al Sector Privado**		**257.903.024**
		019	Subsidios Rurales		8
		023	Subsidios Fondo Solidario de Vivienda		7.038.441
		025	Sistema Subsidio Habitacional		43.654
		028	Subsidio de Protección del Patrimonio Familiar		44.517.386
		127	Subsidios Leasing		849.911
		130	Subsidio de Aislamiento Térmico		56
		132	Sistema Integrado de Subsidio		115.228.308
		133	Fondo Solidario de Elección de Vivienda		90.225.260
34			**SERVICIO DE LA DEUDA**		**1.960**
	07		**Deuda Flotante**		**1.960**

GLOSAS :

01	Dotación máxima de vehículos	37
02	Incluye :	
	a) Dotación máxima de personal	649
	b) Horas extraordinarias año	
	– Miles de $	116.370
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	29.608
	d) Convenios con personas naturales	
	– Miles de $	111.217
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	6
	– Miles de $	51.484
03	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	41.788

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU XIV Región
SERVIU XIV Región (01)

PARTIDA	:	18
CAPÍTULO	:	34
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**45.381.828**
06			**RENTAS DE LA PROPIEDAD**		**1.545**
	01		**Arriendo de Activos No Financieros**		**1.545**
07			**INGRESOS DE OPERACIÓN**		**20**
	01		**Venta de Bienes**		**10**
	02		**Venta de Servicios**		**10**
08			**OTROS INGRESOS CORRIENTES**		**187.650**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**26.523**
	99		**Otros**		**161.127**
09			**APORTE FISCAL**		**44.277.062**
	01		**Libre**		**44.277.062**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**668.400**
	01		**Terrenos**		**668.400**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**224.151**
	03		**De Otras Entidades Públicas**		**224.151**
		001	De Municipalidades para Pavimentos Participativos		165.747
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		58.404
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**45.381.828**
21			**GASTOS EN PERSONAL**	02	**1.225.139**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**196.118**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**11.634**
	04		**Mobiliario y Otros**		**5.968**
	05		**Máquinas y Equipos**		**5.666**
31			**INICIATIVAS DE INVERSIÓN**		**15.006.631**
	02		**Proyectos**		**15.006.631**
33			**TRANSFERENCIAS DE CAPITAL**		**28.941.296**
	01		**Al Sector Privado**		**28.941.296**
		023	Subsidios Fondo Solidario Vivienda		3.129.414
		028	Subsidio de Protección del Patrimonio Familiar		4.806.400
		132	Sistema Integrado de Subsidio		7.896.743
		133	Fondo Solidario de Elección de Vivienda		13.108.739
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 5

02 Incluye :

a) Dotación máxima de personal 70

b) Horas extraordinarias año
– Miles de $ 11.262

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 30.550

	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:	
	– Nº de personas	2
	– Miles de $	11.929
03	Incluye :	
	Capacitación y perfeccionamiento, Ley Nº 18.575	
	–Miles de $	5.664

MINISTERIO DE VIVIENDA Y URBANISMO
SERVIU XV Región
SERVIU XV Región (01)

PARTIDA	:	18
CAPÍTULO	:	35
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**37.152.692**
06			**RENTAS DE LA PROPIEDAD**		**7.220**
	01		**Arriendo de Activos No Financieros**		**7.220**
07			**INGRESOS DE OPERACIÓN**		**9.291**
	02		**Venta de Servicios**		**9.291**
08			**OTROS INGRESOS CORRIENTES**		**225.631**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**31.827**
	99		**Otros**		**193.804**
09			**APORTE FISCAL**		**36.344.635**
	01		**Libre**		**36.344.635**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**491.271**
	01		**Terrenos**		**491.271**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**4.000**
	10		**Ingresos por Percibir**		**4.000**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**47.644**
	03		**De Otras Entidades Públicas**		**47.644**
		001	De Municipalidades para Pavimentos Participativos		28.277
		003	De Municipalidades para Programa Rehabilitación de Espacios Públicos		19.367
15			**SALDO INICIAL DE CAJA**		**23.000**
			GASTOS		**37.152.692**
21			**GASTOS EN PERSONAL**	**02**	**1.427.422**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**226.470**
26			**OTROS GASTOS CORRIENTES**		**10**
	02		**Compensaciones por Daños a Terceros y/o a la Propiedad**		**10**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**24.642**
	04		**Mobiliario y Otros**		**17.569**
	05		**Máquinas y Equipos**		**7.073**
31			**INICIATIVAS DE INVERSIÓN**		**7.116.496**
	02		**Proyectos**		**7.116.496**
33			**TRANSFERENCIAS DE CAPITAL**		**28.356.652**
	01		**Al Sector Privado**		**28.356.652**
		023	Subsidios Fondo Solidario de Vivienda		3.147.316
		028	Subsidio de Protección del Patrimonio Familiar		9.679.454
		132	Sistema Integrado de Subsidio		913.750
		133	Fondo Solidario de Elección de Vivienda		14.616.132
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 5

02 Incluye :

a) Dotación máxima de personal — 65

b) Horas extraordinarias año
   – Miles de $ — 5.642

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ — 24.671

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas	2
– Miles de $	11.461

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $	5.472

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 19

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Transportes y Telecomunicaciones

Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	**910.530.032**
07	Ingresos de Operación	931.670
08	Otros Ingresos Corrientes	299.611
09	Aporte Fiscal	903.756.365
13	Transferencias para Gastos de Capital	5.532.386
15	Saldo Inicial de Caja	10.000
	GASTOS	**910.530.032**
21	Gastos en Personal	36.447.962
22	Bienes y Servicios de Consumo	20.751.515
23	Prestaciones de Seguridad Social	67.225
24	Transferencias Corrientes	521.223.078
25	Integros al Fisco	122.317
29	Adquisición de Activos No Financieros	2.638.498
31	Iniciativas de Inversión	92.919.328
33	Transferencias de Capital	157.508.445
34	Servicio de la Deuda	78.841.664
35	Saldo Final de Caja	10.000

GLOSAS :

01 Glosa común al Subtítulo 22 de los Programas 01, 03, 04, 05, 06, 07 y 08 todos del Capítulo 01; al Programa 01 del Capítulo 02 y al Programa 01 del Capítulo 03:
Respecto de los estudios e investigaciones proyectadas, adjudicadas o declaradas desiertas y contratos suscritos, se informará semestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término de cada semestre. Los estudios e investigaciones que se realicen deberán estar disponibles en el sitio web del Ministerio de Transportes y Telecomunicaciones y enviarse electrónicamente a la Comisión Especial Mixta de Presupuestos.

02 Aquellos decretos y resoluciones dictados por los órganos y servicios del Ministerio, que aprueben o sancionen actos administrativos tales como convenios, manuales, estudios, instructivos u otros de similar naturaleza, se entenderán acompañados por estos, de forma que serán parte de este para todos los efectos legales y contractuales. No obstante, para los efectos de la publicación de los actos a que se refiere esta glosa en el Diario Oficial, bastará con la publicación de los respectivos decretos y resoluciones, junto con un extracto de los documentos aprobados. Todo esto, sin perjuicio de la publicación simultánea de todos los documentos señalados en la página web ministerial.

03 El Ministerio de Transportes y Telecomunicaciones deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos, a la Comisión de Transportes y Telecomunicaciones del Senado y a la Comisión de Obras Públicas, Transportes y Telecomunicaciones de la Cámara de Diputados, respecto de los proyectos, informes, estudios técnicos y avances sobre la extensión del metro Calera-Quillota, de acuerdo a los antecedentes proporcionados por la empresa Metro Regional de Valparaíso S.A. (MERVAL).

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Transportes y Telecomunicaciones
Miles de $

Sub-Título	Clasificación Económica	Secretaría y Administración General de Transportes	Subsecretaría de Telecomunicaciones	Junta de Aeronáutica Civil
	INGRESOS	885.662.386	23.721.743	1.145.903
07	Ingresos de Operación	931.670	–	–
08	Otros Ingresos Corrientes	187.373	106.550	5.688
09	Aporte Fiscal	884.535.333	18.081.817	1.139.215
13	Transferencias para Gastos de Capital	10	5.532.376	–
15	Saldo Inicial de Caja	8.000	1.000	1.000
	GASTOS	885.662.386	23.721.743	1.145.903
21	Gastos en Personal	28.494.323	7.160.968	792.671
22	Bienes y Servicios de Consumo	19.293.293	1.240.135	218.087
23	Prestaciones de Seguridad Social	–	–	67.225
24	Transferencias Corrientes	520.677.178	530.450	15.450
25	Integros al Fisco	122.016	301	–
29	Adquisición de Activos No Financieros	1.838.255	749.773	50.470
31	Iniciativas de Inversión	92.919.328	–	–
33	Transferencias de Capital	143.470.329	14.038.116	–
34	Servicio de la Deuda	78.839.664	1.000	1.000
35	Saldo Final de Caja	8.000	1.000	1.000

MINISTERIO DE TRANSPORTES
Y TELECOMUNICACIONES

Secretaría y Administración General de Transportes

Secretaría y Administración General de Transportes (01, 02)

PARTIDA	19
CAPÍTULO	01
PROGRAMA	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		13.027.238
07		INGRESOS DE OPERACIÓN		202.208
08		OTROS INGRESOS CORRIENTES		121.229
	01	Recuperaciones y Reembolsos por Licencias Médicas		46.998
	02	Multas y Sanciones Pecuniarias		74.231
09		APORTE FISCAL		12.702.801
	01	Libre		12.702.801
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		13.027.238
21		GASTOS EN PERSONAL	03	10.626.659
22		BIENES Y SERVICIOS DE CONSUMO	04	2.161.349
25		INTEGROS AL FISCO		4.244
	01	Impuestos		4.244
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		232.986
	04	Mobiliario y Otros		10.300
	05	Máquinas y Equipos		206
	06	Equipos Informáticos		41.200
	07	Programas Informáticos	05	181.280
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos — 21

02 La Subsecretaría de Transportes deberá entregar a la Comisión Especial Mixta de Presupuestos, un informe en detalle sobre el estado de avance de las metas relativas a su cartera para la habitabilidad de la Región de La Araucanía, asociadas al Eje Infraestructura y Conectividad del Plan Araucanía.

03 Incluye :

a) Dotación máxima de personal — 432

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación. El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen mediante resolución fundada del Jefe Superior del Servicio, el cual no podrá exceder de 13 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 34.577

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 56.401

– En el exterior en Miles de $ — 24.345

d) Convenios con personas naturales

– Miles de $ — 2.260.531

La contratación de 20 personas naturales que tendrán la calidad de agentes públicos para todos los efectos legales.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas	30
– Miles de $	345.104

04 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $	39.841

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Secretaría y Administración General de Transportes

Empresa de los Ferrocarriles del Estado

PARTIDA	19
CAPÍTULO	01
PROGRAMA	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**155.240.582**
09			**APORTE FISCAL**	**01**	**155.239.572**
	01		**Libre**		**76.577.590**
	02		**Servicio de la Deuda Interna**		**49.490.597**
	03		**Servicio de la Deuda Externa**		**29.171.385**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**10**
	02		**Del Gobierno Central**		**10**
		080	Tesoro Público Ley Nº 20.378 - F.A.R.		10
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**155.240.582**
24			**TRANSFERENCIAS CORRIENTES**		**1.395.646**
	03		**A Otras Entidades Públicas**		**1.395.646**
		311	Fondos para Indemnizaciones	02	1.395.646
33			**TRANSFERENCIAS DE CAPITAL**		**75.181.954**
	03		**A Otras Entidades Públicas**		**75.181.954**
		059	Ferrocarril Arica-La Paz	03	5.306.457
		064	Inversiones Plan Trienal 2014-2016	04	37.492.000
		067	Aporte Mantención Infraestructura	05	21.115.000
		068	Inversiones Planes Trienales Anteriores	06	11.268.497
34			**SERVICIO DE LA DEUDA**	**07**	**78.661.982**
	01		**Amortización Deuda Interna**		**9.611.858**
	02		**Amortización Deuda Externa**		**27.718.694**
	03		**Intereses Deuda Interna**		**39.878.739**
	04		**Intereses Deuda Externa**		**1.452.691**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Estos recursos se pondrán a disposición de la Empresa, teniendo presente el último informe respecto del avance en el cumplimiento de los Convenios de Programación suscritos con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en aplicación a lo dispuesto en el Artículo 2º de la Ley Nº 19.847.

02 Recursos para la aplicación del Artículo 6º Transitorio del D.F.L. (Transportes) Nº 1, de 1993, referido al personal egresado de la Empresa de los Ferrocarriles del Estado entre 1993 y 1995.

03 Contempla los recursos destinados al Ferrocarril Arica-La Paz, para financiar mantenimiento de vías, puentes, obras de arte, habilitación de terrenos y gastos de administración.

04 Estos recursos se aplicarán al financiamiento de los proyectos de inversión contemplados en el Plan Trienal de Desarrollo 2014-2016, de la Empresa de los Ferrocarriles del Estado, aprobado conforme a lo dispuesto en el artículo 47 del D.F.L. (Transportes) Nº 1, de 1993.

05 Recursos destinados a financiar los gastos que la Empresa de los Ferrocarriles del Estado no pueda solventar con sus propios ingresos.
Dichos gastos, están originados principalmente en los contratos de mantención de la infraestructura y del material rodante, incluyendo vías férreas, puentes, sistemas y los seguros de infraestructura ferroviaria.

06 Considera los recursos para financiar proyectos de inversión de arrastre en infraestructura, instalaciones y equipamiento.

07 Para el Servicio de Deuda que la Empresa de los Ferrocarriles del Estado no pueda solventar con sus propios recursos.
La garantía del Estado otorgada a las deudas actuales de la Empresa de los Ferrocarriles del Estado, se entenderán renovadas en el caso en que éstas sean objeto de renegociación o reestructuración, con o sin cambio de acreedor, lo que será determinado por Decreto Supremo del Ministerio de Hacienda expedido conforme a lo establecido en el artículo 70° del Decreto Ley N° 1.263, de 1975.
Asimismo, se podrá otorgar garantía a nuevas obligaciones que contraiga la empresa en un monto equivalente a aquellas garantizadas que sean objeto de pago anticipado o de amortización del capital, parcial o total, conforme a igual procedimiento señalado en el párrafo anterior.

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Secretaría y Administración General de Transportes
Transantiago (01)

PARTIDA	19
CAPÍTULO	01
PROGRAMA	03

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		73.656.034
08		OTROS INGRESOS CORRIENTES		3.928
	01	Recuperaciones y Reembolsos por Licencias Médicas		3.928
09		APORTE FISCAL		73.651.106
	01	Libre		73.480.424
	03	Servicio de la Deuda Externa		170.682
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		73.656.034
21		GASTOS EN PERSONAL	02	3.371.635
22		BIENES Y SERVICIOS DE CONSUMO	03, 04	10.965.597
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		450.625
	03	Vehículos		23.175
	04	Mobiliario y Otros		46.350
	06	Equipos Informáticos		72.100
	07	Programas Informáticos	05	309.000
31		INICIATIVAS DE INVERSIÓN		58.695.495
	02	Proyectos	06	58.695.495
34		SERVICIO DE LA DEUDA		171.682
	02	Amortización Deuda Externa		145.277
	04	Intereses Deuda Externa		25.405
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :
- a) Dotación máxima de personal — 19
- b) Horas extraordinarias año
  - Miles de $ — 6.432
- c) Autorización máxima para gastos en viáticos
  - En territorio nacional en Miles de $ — 3.474
  - En el exterior en Miles de $ — 10
- d) Convenios con personas naturales
  - Miles de $ — 3.023.648

  La contratación de 40 personas naturales que tendrán la calidad de agentes públicos para todos los efectos legales.

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ — 13.099

04 Incluye hasta $ 1.233.429 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

06 El Ministerio de Transportes y Telecomunicaciones enviará trimestralmente a la Comisión Especial Mixta de Presupuestos, un informe detallado sobre el grado de cumplimiento de los proyectos propuestos y de la ejecución y destino de los recursos.

MINISTERIO DE TRANSPORTES
Y TELECOMUNICACIONES
Secretaría y Administración General de Transportes
Unidad Operativa de Control de Tránsito (01)

PARTIDA	19
CAPÍTULO	01
PROGRAMA	04

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		12.780.451
07		INGRESOS DE OPERACIÓN	02	11.216
08		OTROS INGRESOS CORRIENTES		11.139
	01	Recuperaciones y Reembolsos por Licencias Médicas		9.972
	99	Otros		1.167
09		APORTE FISCAL		12.757.096
	01	Libre		12.757.096
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		12.780.451
21		GASTOS EN PERSONAL	03	1.979.931
22		BIENES Y SERVICIOS DE CONSUMO	04, 05	1.032.684
25		INTEGROS AL FISCO		3.090
	01	Impuestos		3.090
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		183.747
	04	Mobiliario y Otros		5.974
	05	Máquinas y Equipos		30.267
	06	Equipos Informáticos		44.754
	07	Programas Informáticos	06	102.752
31		INICIATIVAS DE INVERSIÓN	07	9.578.999
	01	Estudios Básicos		155.260
	02	Proyectos		9.423.739
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos 1

02 El Ministerio de Transportes y Telecomunicaciones podrá cobrar por la información de tránsito que genera a través de su Unidad Operativa de Control de Tránsito, UOCT, y para ello podrá ejecutar todos los actos y contratos conducentes a dicha finalidad.
Los valores y condiciones de estos cobros serán determinados mediante Decreto expedido "Por Orden del Presidente de la República" de ese Ministerio, el que deberá llevar además la firma del Ministerio de Hacienda, los que podrán ser dictados a contar de la publicación de esta Ley. En tanto no entren en vigencia dichos decretos se mantendrán los valores fijados en el Decreto Nº 41 de abril de 2005 (Subsecretaría de Transportes) y sus modificaciones.
Los recursos provenientes de dichos cobros constituirán ingresos propios del referido Ministerio.

03 Incluye :

a) Dotación máxima de personal — 37

b) Horas extraordinarias año
   – Miles de $ — 10

c) Autorización máxima para gastos en viáticos
   – En territorio nacional en Miles de $ — 10.152
   – En el exterior en Miles de $ — 10

d) Convenios con personas naturales
   – Miles de $ — 1.078.928

   La contratación de 20 personas que tendrán la calidad de agentes públicos para todos los efectos legales.

04 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 14.884

05 Incluye hasta $ 474.711 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.

06 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

07 Con cargo a estos recursos, las Intendencias de las respectivas regiones continuarán administrando, operando, manteniendo y mejorando el sistema de control de tránsito correspondiente, en el marco del acuerdo suscrito con las respectivas Municipalidades.

En el uso de tales cometidos, las referidas Intendencias podrán celebrar todos los actos y contratos necesarios para el cumplimiento de tales fines, incluida la celebración de convenios con las Municipalidades en que se consignen los aportes o pagos que estas efectuarán para la operación del sistema o por los servicios que obtengan de éste.

Sin perjuicio de lo anterior la Unidad Operativa de Control de Tránsito podrá contratar obras asociadas a la implementación y conservación de los sistemas de control de tránsito.

Trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, el Ministerio deberá informar a la Comisión Especial Mixta de Presupuestos sobre el uso de los recursos asociados a este ítem.

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Secretaría y Administración General de Transportes

Fiscalización y Control (01)

PARTIDA	19
CAPÍTULO	01
PROGRAMA	05

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		10.629.071
07		INGRESOS DE OPERACIÓN	02	718.246
08		OTROS INGRESOS CORRIENTES		8.487
	01	Recuperaciones y Reembolsos por Licencias Médicas		8.487
09		APORTE FISCAL		9.901.338
	01	Libre		9.901.338
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		10.629.071
21		GASTOS EN PERSONAL	03	6.773.172
22		BIENES Y SERVICIOS DE CONSUMO	04, 05	3.193.599
25		INTEGROS AL FISCO		114.682
	01	Impuestos		114.682
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		460.933
	04	Mobiliario y Otros		17.160
	05	Máquinas y Equipos		173.431
	06	Equipos Informáticos		225.313
	07	Programas Informáticos	06	45.029
31		INICIATIVAS DE INVERSIÓN		84.685
	02	Proyectos	07	84.685
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos 17

02 El Ministerio de Transportes y Telecomunicaciones, a través de su Centro de Control y Certificación Vehicular, podrá cobrar por los servicios que preste en los procesos de Homologación y Certificación Vehicular, de investigación y evaluación de tecnología y de otros procesos de certificación que competen a dicho Centro. Los valores de estos servicios serán determinados por Decreto expedido "Por Orden del Presidente de la República" de ese Ministerio, el que deberá llevar además la firma del Ministerio de Hacienda, los que podrán ser dictados a contar de la publicación de esta Ley. En tanto no entren en vigencia dichos decretos se mantendrán los valores fijados en el Decreto Nº 147 de diciembre de 2004 (Subsecretaría de Transportes) y sus modificaciones.
Los recursos provenientes de dichos cobros constituirán ingresos propios del referido Ministerio.
Cada tres meses el Ministerio de Transportes y Telecomunicaciones informará a la Comisión de Transportes de la Cámara de Diputados acerca del número de fiscalizaciones realizadas, número de vehículos y tipo de control, con datos desagregados por región y días del mes respectivo, publicadas esta misma estadística, en igual período de tiempo, en el sitio web del Ministerio.
También trimestralmente el Ministerio de Transportes y Telecomunicaciones en el cumplimiento de la normativa legal sobre plantas de revisión técnica informará a la Comisión de Transportes de la Cámara de Diputados de las infracciones cursadas, el número de días de funcionamiento y del proceso de licitación de las mismas.

03	Incluye :	
	a) Dotación máxima de personal	94
	b) Horas extraordinarias año	
	– Miles de $	18.038
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional en Miles de $	28.129
	– En el exterior en Miles de $	9.113
	d) Convenios con personas naturales	
	– Miles de $	5.450.709
	La contratación de 500 personas naturales que tendrán la calidad de agentes públicos para todos los efectos legales.	
04	Incluye :	
	Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	30.258
05	Incluye hasta $ 103.000 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.	
06	Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.	
07	El Ministerio de Transportes y Telecomunicaciones enviará trimestralmente a la Comisión Especial Mixta de Presupuestos, un informe detallado sobre el grado de cumplimiento de los proyectos propuestos y de la ejecución y destino de los recursos.	

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Secretaría y Administración General de Transportes

Subsidio Nacional al Transporte Público

PARTIDA	19
CAPÍTULO	01
PROGRAMA	06

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**609.772.256**
08			**OTROS INGRESOS CORRIENTES**		**28.081**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**28.081**
09			**APORTE FISCAL**		**609.743.175**
	01		**Libre**		**609.743.175**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**609.772.256**
21			**GASTOS EN PERSONAL**	**01**	**2.041.998**
22			**BIENES Y SERVICIOS DE CONSUMO**	**02, 03**	**571.042**
24			**TRANSFERENCIAS CORRIENTES**		**519.281.532**
	01		**Al Sector Privado**		**519.281.532**
		511	Subsidios al Transporte Regional	04, 05	12.721.557
		512	Subsidio Nacional al Transporte Público	06, 08	114.026.975
		520	Subsidio Transitorio - Transantiago		190.962.000
		521	Subsidio Transporte Público - Transantiago	08	201.571.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**331.660**
	06		**Equipos Informáticos**		**65.920**
	07		**Programas Informáticos**		**265.740**
31			**INICIATIVAS DE INVERSIÓN**		**19.255.649**
	02		**Proyectos**	**07**	**19.255.649**
33			**TRANSFERENCIAS DE CAPITAL**		**68.288.375**
	01		**Al Sector Privado**		**9.245.027**
		001	Metro Regional de Valparaíso S.A.		1.713.862
		002	Trenes Metropolitanos S.A.		4.262.050
		003	FESUB Concepción S.A.		3.269.115
	02		**Al Gobierno Central**		**59.043.348**
		003	Fondo de Apoyo Regional		59.043.348
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Incluye :

a) Dotación máxima de personal — 43

b) Horas extraordinarias año
- Miles de $ — 10

c) Autorización máxima para gastos en viáticos
- En territorio nacional en Miles de $ — 17.034
- En el exterior en Miles de $ — 10

d) Convenios con personas naturales
- Miles de $ — 914.780

La contratación de 24 personas naturales que tendrán la calidad de agentes públicos para todos los efecos legales.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
- Nº de personas — 1
- Miles de $ — 10.306

02 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 12.345

03 Incluye hasta $ 309.000 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.

04 Subsidios comprometidos al transporte regional, los que podrán ser traspasados a las correspondientes Intendencias y al Ministerio de Obras Públicas, los cuales se encargarán de los procesos de licitación de las subvenciones a los servicios de transporte que determine el Ministerio de Transportes y Telecomunicaciones. Estas Entidades podrán asimismo ejecutar todos los actos y contratos conducentes al uso de estos fondos para los fines que se otorgan.
Los contratos que se liciten podrán tener como plazo máximo de vigencia hasta cinco años, los cuales requerirán la autorización previa del Ministerio de Hacienda.
El Ministerio de Transportes y Telecomunicaciones informará trimestralmente a la Comisión de Transportes del Senado acerca del número de pasajeros que hace uso de los Subsidios al transporte regional desglosado por comuna e incorporando una evaluación del impacto de los insumos en las tarifas de los medios de transportes subvencionados.
El informe a que se refiere el párrafo anterior deberá contener además un detalle sobre el subsidio al transporte marítimo mediante transbordadores, así como la solución de los servicios de transporte con naves de carga, pasajeros y vehículos otorgados por operadores privados subsidiados.
Con cargo a este ítem el Ministerio, de manera proporcional a la población de cada una de las regiones, podrá destinar recursos para subsidiar el transporte médico de emergencia, hasta por un máximo de 5% del presupuesto anual de los fondos.
Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de los montos de los subsidios al transporte aéreo, terrestre, marítimo y lacustre, desagregados por región, con indicadores de calidad de los servicios.
Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de los programas conjuntos de los Ministerios de Transportes y Telecomunicaciones y de Obras Públicas respecto de la adquisición de transbordadores y catamaranes nuevos o reacondicionados para servicio público de carga y pasajeros.

05 Asimismo dicho subsidio podrá considerar los servicios de transporte de carga de combustibles y de transporte marítimo de camiones de carga que se realicen en la Región de Aysén del General Carlos Ibáñez del Campo y/o Provincia de Palena de la Región de Los Lagos. Los términos y condiciones de implementación de este subsidio, los cuales podrán contemplar su entrega tanto a las entidades demandantes del servicio de transporte como a los operadores del mismo, serán determinadas mediante Decreto del Ministerio de Transportes y Telecomunicaciones expedido "Por Orden del Presidente de la República", el que deberá llevar además la firma del Ministerio de Hacienda. Dichos términos y condiciones deberán considerar la entrega del Subsidio preferentemente a las Entidades demandantes.

06 Prorrógase para el año 2015, lo establecido en la letra a) del Artículo 4º de la Ley Nº 20.378, conforme lo dispuesto en el Artículo Primero Transitorio de la Ley Nº 20.696. Los términos y condiciones de su implementación se ajustarán a lo establecido en el D.S. Nº 1, de 2010, del Ministerio de Transportes y Telecomunicaciones suscrito además por el Ministro de Hacienda.
Con cargo a estos recursos, para la administración y funcionamiento de los programas de subsidios en regiones, se podrán financiar gastos de personal, estudios propios del programa y gastos de operación hasta por $ 1.545.000 miles.
Su distribución entre los ítems de gastos será aprobado por Decreto del Ministerio de Hacienda de conformidad al artículo 70 del Decreto Ley 1.263 de 1975, y su ejecución presupuestaria se informará mensualmente a la Dirección de Presupuestos.

07 El Ministerio de Transportes y Telecomunicaciones enviará trimestralmente a la Comisión Especial Mixta de Presupuestos, un informe detallado sobre el grado de cumplimiento de los proyectos propuestos y de la ejecución y destino de los recursos.

08 El Ministerio de Transportes y Telecomunicaciones enviará trimestralmente a la Comisión Especial Mixta de Presupuestos un informe de ejecución del Subsidio Nacional al Transporte Público y Subsidio Transporte Público - Transantiago.

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Secretaría y Administración General de Transportes

Programa de Desarrollo Logístico

PARTIDA	19
CAPÍTULO	01
PROGRAMA	07

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		1.110.457
08		OTROS INGRESOS CORRIENTES		3.292
	01	Recuperaciones y Reembolsos por Licencias Médicas		3.292
09		APORTE FISCAL		1.106.165
	01	Libre		1.106.165
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		1.110.457
21		GASTOS EN PERSONAL	01	783.213
22		BIENES Y SERVICIOS DE CONSUMO	02, 03	259.097
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		66.147
	06	Equipos Informáticos		4.867
	07	Programas Informáticos	04	61.280
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Incluye :
- a) Dotación máxima de personal — 10
- b) Horas extraordinarias año
  - Miles de $ — 10
- c) Autorización máxima para gastos en viáticos
  - En territorio nacional en Miles de $ — 8.755
  - En el exterior en Miles de $ — 2.060
- d) Convenios con personas naturales
  - Miles de $ — 536.301

  La contratación de 8 personas naturales que tendrán la calidad de agentes públicos para todos los efectos legales.

02 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 10.448

03 Incluye hasta $ 200.850 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.
Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de los avances en los procesos administrativos que afectan el cabotaje y los relativos a los costos que deben asumir los cruceros de turismo.

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Secretaría y Administración General de Transportes

Programa de Vialidad y Transporte Urbano: Sectra (01)

PARTIDA	19
CAPÍTULO	01
PROGRAMA	08

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		9.446.297
08		OTROS INGRESOS CORRIENTES		11.217
	99	Otros		11.217
09		APORTE FISCAL		9.434.080
	01	Libre		9.434.080
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		9.446.297
21		GASTOS EN PERSONAL	02	2.917.715
22		BIENES Y SERVICIOS DE CONSUMO	03, 04	1.109.925
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		112.157
	04	Mobiliario y Otros		9.348
	06	Equipos Informáticos		33.648
	07	Programas Informáticos	05	69.161
31		INICIATIVAS DE INVERSIÓN	06	5.304.500
	01	Estudios Básicos		4.453.005
	02	Proyectos		851.495
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000
35		SALDO FINAL DE CAJA		1.000

GLOSAS :

01 Dotación máxima de vehículos 1

02 Incluye :
- a) Dotación máxima de personal 24
- b) Horas extraordinarias año
  - – Miles de $ 10
- c) Autorización máxima para gastos en viáticos
  - – En territorio nacional en Miles de $ 12.943
  - – En el exterior en Miles de $ 2.276
- d) Convenios con personas naturales
  - – Miles de $ 2.338.103

  La contratación de 20 personas naturales que tendrán la calidad de agentes públicos para todos los efectos legales.

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 12.009

04 Incluye hasta $ 747.881 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

06 Se informará a la Comisión Especial Mixta de Presupuestos, de los montos ejecutados por región en cada estudio o proyecto y una breve descripción de los mismos. La información estará referida al 31 de julio y se entregará a más tardar el 31 de agosto de 2015.

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Subsecretaría de Telecomunicaciones

Subsecretaría de Telecomunicaciones (01, 02)

PARTIDA	19
CAPÍTULO	02
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**23.721.743**
08			**OTROS INGRESOS CORRIENTES**		**106.550**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**84.790**
	99		**Otros**		**21.760**
09			**APORTE FISCAL**		**18.081.817**
	01		**Libre**		**18.081.817**
13			**TRANSFERENCIAS PARA GASTOS DE CAPITAL**		**5.532.376**
	02		**Del Gobierno Central**		**5.532.376**
		001	Subsecretaría de Educación		5.532.376
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**23.721.743**
21			**GASTOS EN PERSONAL**	03	**7.160.968**
22			**BIENES Y SERVICIOS DE CONSUMO**	04, 05	**1.240.135**
24			**TRANSFERENCIAS CORRIENTES**		**530.450**
	01		**Al Sector Privado**		**334.750**
		519	Programa Digitaliza Chile	06	334.750
	02		**Al Gobierno Central**		**195.700**
		518	Programa Fortalecimiento Regional	09	195.700
25			**INTEGROS AL FISCO**		**301**
	01		**Impuestos**		**301**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**749.773**
	05		**Máquinas y Equipos**		**602.550**
	06		**Equipos Informáticos**		**25.750**
	07		**Programas Informáticos**	07	**121.473**
33			**TRANSFERENCIAS DE CAPITAL**		**14.038.116**
	01		**Al Sector Privado**		**14.038.116**
		039	Fondo de Desarrollo de las Telecomunicaciones	08	14.038.116
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 9

02 La Subsecretaría de Telecomunicaciones deberá entregar a la Comisión Especial Mixta de Presupuestos, un informe en detalle sobre el estado de avance de las metas relativas a su cartera para la habitabilidad de la Región de La Araucanía, asociadas al Eje Infraestructura y Conectividad del Plan Araucanía.

03 Incluye :

a) Dotación máxima de personal — 267

No regirá la limitación establecida en el inciso segundo del Artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar funciones de carácter directivo que se le asignen mediante resolución fundada del jefe Superior del Servicio, el cual no podrá exceder de 10 funcionarios.

	b) Horas extraordinarias año – Miles de $	59.080
	c) Autorización máxima para gastos en viáticos – En territorio nacional en Miles de $ – En el exterior en Miles de $	89.007 22.279
	d) Convenios con personas naturales – Miles de $	1.225.568
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas: – N° de personas – Miles de $	22 303.048
04	Incluye : Capacitación y perfeccionamiento, Ley N° 18.575 – Miles de $	62.485

05 Incluye hasta $ 278.100 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.

06 Comprende los recursos destinados a financiar las actividades que deba desarrollar la Subsecretaría de Telecomunicaciones, con la finalidad de producir y promover los estándares técnicos y marco regulatorio para la implementación de la Televisión Digital que dispone la Ley respectiva. Con cargo a esta asignación podrán efectuarse gastos en personal, en bienes y servicios de consumo y estudios necesarios para cumplir con tal finalidad. La asignación de estos fondos a los fines propuestos, durante el año 2015, será dispuesta por Resolución del Ministerio de Transportes y Telecomunicaciones previa visación de la Dirección de Presupuestos, y su ejecución presupuestaria se informará mensualmente a esta Dirección.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

08 Se podrá comprometer un mayor gasto de hasta $ 60.000.000 miles por sobre lo autorizado en este ítem, destinados a financiar proyectos de Fibra Óptica de la Zona Austral, entre Puerto Montt y Punta Arenas, y cuyo pago se efectuará entre los años 2016 y 2018. Para la licitación deberán contar previamente con la visación de la Dirección de Presupuestos.

En la licitación de los respectivos proyectos, el Estado deberá considerar, entre otras condiciones, aquellos requerimientos de capacidad de infraestructura para el servicio y uso exclusivo de los organismos públicos que determine.

Con cargo a estos recursos se podrán financiar los servicios de Administrador de Banda Ancha, hasta $ 636.540 miles y los gastos en estudios y otros gastos de funcionamiento hasta $ 255.714 miles.

Semestralmente el Ministerio de Transportes y Telecomunicaciones, a través de la Subsecretaría de Telecomunicaciones informará a la Comisión de Transportes del Senado el avance de la ejecución presupuestaria del Fondo de Desarrollo de las Telecomunicaciones, remitiendo una nómina, con datos desagregados por región y montos de asignación, e individualizando beneficiarios y tipo de proyectos.

Deberá además, informar acerca de los montos de inversión privada efectuada como contraparte a la asignación de estos fondos.

09 El Ministerio de Transportes y Telecomunicaciones enviará trimestralmente a la Comisión Especial Mixta de Presupuestos, un informe detallado sobre la ejecución y destino de estos recursos.

MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES

Junta de Aeronáutica Civil

Junta de Aeronáutica Civil (01)

PARTIDA	19
CAPÍTULO	03
PROGRAMA	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**1.145.903**
08			**OTROS INGRESOS CORRIENTES**		**5.688**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**5.632**
	99		**Otros**		**56**
09			**APORTE FISCAL**		**1.139.215**
	01		**Libre**		**1.139.215**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**1.145.903**
21			**GASTOS EN PERSONAL**	**02**	**792.671**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 04**	**218.087**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**67.225**
	03		**Prestaciones Sociales del Empleador**		**67.225**
24			**TRANSFERENCIAS CORRIENTES**		**15.450**
	02		**Al Gobierno Central**		**15.450**
		001	Convenio de Atención de Usuarios	06	15.450
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**50.470**
	03		**Vehículos**		**18.025**
	05		**Máquinas y Equipos**		**3.090**
	07		**Programas Informáticos**	**05**	**29.355**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 1

02 Incluye :

a) Dotación máxima de personal — 24
No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año
– Miles de $ — 11.002

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 1.740
– En el exterior en Miles de $ — 16.704

d) Convenios con personas naturales
– Miles de $ — 99.627
La contratación de 2 personas naturales que tendrán la calidad de agentes públicos para todos los efectos legales.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas — 3
– Miles de $ — 28.100

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ — 8.078

04 Incluye hasta $ 61.800 miles, destinados exclusivamente para la contratación de estudios e investigaciones, inherentes a la Institución.
05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.
06 El Ministerio de Transportes y Telecomunicaciones enviará trimestralmente a la Comisión Especial Mixta de Presupuestos, un informe detallado sobre la ejecución y destino de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 20

MINISTERIO SECRETARÍA GENERAL DE GOBIERNO

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio Secretaría General de Gobierno
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	24.677.047
08	Otros Ingresos Corrientes	79.457
09	Aporte Fiscal	24.581.496
10	Venta de Activos No Financieros	10.094
15	Saldo Inicial de Caja	6.000
	GASTOS	24.677.047
21	Gastos en Personal	10.001.609
22	Bienes y Servicios de Consumo	2.860.615
24	Transferencias Corrientes	11.052.711
29	Adquisición de Activos No Financieros	404.496
34	Servicio de la Deuda	355.616
35	Saldo Final de Caja	2.000

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio Secretaría General de Gobierno
Miles de $

Sub-Título	Clasificación Económica	Secretaría General de Gobierno	Consejo Nacional de Televisión
	INGRESOS	17.071.993	7.605.054
08	Otros Ingresos Corrientes	71.946	7.511
09	Aporte Fiscal	16.984.953	7.596.543
10	Venta de Activos No Financieros	10.094	–
15	Saldo Inicial de Caja	5.000	1.000
	GASTOS	17.071.993	7.605.054
21	Gastos en Personal	8.037.090	1.964.519
22	Bienes y Servicios de Consumo	2.357.223	503.392
24	Transferencias Corrientes	6.152.556	4.900.155
29	Adquisición de Activos No Financieros	227.442	177.054
34	Servicio de la Deuda	296.682	58.934
35	Saldo Final de Caja	1.000	1.000

MINISTERIO SECRETARÍA GENERAL DE GOBIERNO

Secretaría General de Gobierno

Secretaría General de Gobierno (01)

PARTIDA	:	20
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**17.071.993**
08			**OTROS INGRESOS CORRIENTES**		**71.946**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**60.353**
	99		**Otros**		**11.593**
09			**APORTE FISCAL**		**16.984.953**
	01		**Libre**		**16.689.271**
	03		**Servicio de la Deuda Externa**		**295.682**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**10.094**
	03		**Vehículos**		**10.094**
15			**SALDO INICIAL DE CAJA**		**5.000**
			GASTOS		**17.071.993**
21			**GASTOS EN PERSONAL**	**02**	**8.037.090**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.357.223**
24			**TRANSFERENCIAS CORRIENTES**		**6.152.556**
	03		**A Otras Entidades Públicas**	**04**	**6.152.556**
		313	División de Organizaciones Sociales	05, 06	1.178.787
		314	Secretaría de Comunicaciones		1.070.807
		315	Seguimiento de Políticas Públicas y Gestión Institucional	06	883.116
		316	Fondo de Fomento de Medios de Comunicación Regionales, Provinciales y Comunales	06	1.392.881
		318	Fondo de Fortalecimiento de Organizaciones y Asociaciones de Interés Público (Ley N° 20.500)	06, 07	1.334.630
		319	Observatorio de Participación Ciudadana y No Discriminación		292.335
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**227.442**
	03		**Vehículos**		**61.800**
	04		**Mobiliario y Otros**		**22.887**
	05		**Máquinas y Equipos**		**5.768**
	06		**Equipos Informáticos**		**56.135**
	07		**Programas Informáticos**	**08**	**80.852**
34			**SERVICIO DE LA DEUDA**		**296.682**
	02		**Amortización Deuda Externa**		**195.731**
	04		**Intereses Deuda Externa**		**99.951**
	07		**Deuda Flotante**		**1.000**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 35

02 Incluye :

a) Dotación máxima de personal — 418

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse, en todo caso, las referidas funciones. Dicho personal no podrá exceder de 25 funcionarios.

b) Horas extraordinarias año
– Miles de $ 140.072

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 61.747
– En el exterior en Miles de $ 3.756

d) Convenios con personas naturales
– Miles de $ 1.326.414

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 21
– Miles de $ 309.506

03 Incluye :

a) Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 33.469

b) Los resultados de estudios, encuestas y sondeos de opinión pública que se financien con estos recursos, de ser solicitados, deberán ser proporcionados a los medios de difusión y a quien lo solicite en un plazo no superior a los veinte días hábiles, salvo que la autoridad ministerial los defina como parte de su análisis político estratégico. Asimismo, trimestralmente, dentro de los treinta días siguientes al término del respectivo período, la Secretaría General de Gobierno, informará de los estudios, encuestas y sondeos de opinión pública que efectúe con cargo a este subtítulo, precisando el área en que se desarrollaron las precitadas actividades, sus características técnicas, la entidad que se adjudicó su realización y el costo asociado a las mismas.

04 Con cargo a estos recursos se podrán financiar todo tipo de gastos, incluidos los de personal, para la ejecución de programas y actividades de acuerdo con lo establecido en el Decreto con Fuerza de Ley Nº 1, de 1992, del Ministerio Secretaría General de Gobierno. Los montos de gastos en personal que se financien serán los siguientes: División de Organizaciones Sociales, hasta $ 818.804 miles; Secretaría de Comunicaciones, hasta $ 925.733 miles; Seguimiento de Políticas Públicas y Gestión Institucional, hasta $ 781.633 miles; Fondo de Fomento de Medios de Comunicación Regionales, Provinciales y Comunales, hasta $ 92.366 miles, Fondo de Fortalecimiento de Organizaciones y Asociaciones de Interés Público, hasta $ 49.568 miles y Observatorio de Participación Ciudadana y No Discriminación, hasta $ 153.470 miles. Trimestralmente se informará detalladamente a la Comisión Especial Mixta de Presupuestos acerca del gasto en personal incurrido con cargo a estas transferencias, debiéndose igualmente publicar dichas contrataciones en el *banner* de Gobierno Transparente del Ministerio Secretaría General de Gobierno, especificando en cada caso la entidad ejecutora del programa por medio de la cual se materializó la contratación.

05 Incluye $ 295.281 miles para el programa Fortalecimiento de la Sociedad Civil.
Trimestralmente, dentro de los 30 días siguientes al término del trimestre respectivo, el Ministerio Secretaría General de Gobierno deberá informar a la Comisión Especial Mixta de Presupuestos las actividades desarrolladas con cargo a esta transferencia, indicando la organización social beneficiaria, la actividad financiada y el monto asignado en cada caso.

06 La Subsecretaría deberá informar trimestralmente a través de su página web, de la aplicación de los recursos de esta asignación, especificando las características de los programas realizados, el monto utilizado y su ejecutor.
Además, dicha información deberá remitirse electrónicamente a la Comisión Especial Mixta de Presupuestos, en igual periodicidad.
El Fondo de Fomento de Medios de Comunicación Regionales, Provinciales y Comunales destinará a lo menos el 75% de los recursos autorizados para el año 2015 a programas regionales.

07 Será incompatible ser miembro del Consejo del Fondo y miembro de las organizaciones que postulen proyectos a tal Fondo.
Incluye también recursos para proyectos de carácter comunal y local, adjudicados previa realización de uno o más concursos públicos, conforme a las bases que el Ministerio formule.

08 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO SECRETARÍA GENERAL DE GOBIERNO
Consejo Nacional de Televisión
Consejo Nacional de Televisión (01)

PARTIDA : 20
CAPÍTULO : 02
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**7.605.054**
08			**OTROS INGRESOS CORRIENTES**		**7.511**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**6.896**
	99		**Otros**		**615**
09			**APORTE FISCAL**		**7.596.543**
	01		**Libre**		**7.537.609**
	02		**Servicio de la Deuda Interna**		**58.934**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**7.605.054**
21			**GASTOS EN PERSONAL**	02	**1.964.519**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**503.392**
24			**TRANSFERENCIAS CORRIENTES**		**4.900.155**
	03		**A Otras Entidades Públicas**		**4.900.155**
		560	Fondo de Apoyo a Programas Culturales	04, 05	4.133.172
		563	Programa de Televisión Educativa Novasur	06	766.983
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**177.054**
	04		**Mobiliario y Otros**		**4.456**
	05		**Máquinas y Equipos**		**4.456**
	06		**Equipos Informáticos**		**63.855**
	07		**Programas Informáticos**	07	**104.287**
34			**SERVICIO DE LA DEUDA**		**58.934**
	01		**Amortización Deuda Interna**		**50.374**
	03		**Intereses Deuda Interna**		**8.560**
35			**SALDO FINAL DE CAJA**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :

a) Dotación máxima de personal — 73

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata del Consejo Nacional de Televisión podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Presidente del Consejo, en la que deberá precisarse, en todo caso, las referidas funciones. Dicho personal no podrá exceder de 12 funcionarios.

b) Horas extraordinarias año
– Miles de $ — 2.421

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 6.699
– En el exterior en Miles de $ — 2.900

d) Convenios con personas naturales
– Miles de $ — 541.873

Hasta 16 personas podrán tener la calidad de agentes públicos, para todos los efectos legales, las que desarrollarán labores asociadas a la representación regional del Consejo Nacional de Televisión.

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 16.032

04 Incluye $ 179.947 miles para gastos de administración del programa.
El Fondo destinará hasta un 25% de los recursos autorizados para concursos en 2015 en forma preferente a programas regionales.

05 Una vez resuelto el concurso de este Fondo, el Consejo Nacional de Televisión enviará a la Comisión Especial Mixta de Presupuestos, y publicará en su página web información detallada de la aplicación de estos recursos, especialmente las características de los programas, el monto asignado y la ejecución del mismo.

06 Se podrá financiar todo tipo de gastos, incluidos hasta $ 243.005 miles para personal, necesarios para la ejecución del programa. Además, se podrán destinar recursos a convenios de colaboración y cooperación con otros organismos del sector público, los que no se incorporarán a los presupuestos de los organismos receptores. Del mismo modo se podrán realizar transferencias de recursos al sector privado.

07 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 21

MINISTERIO DE DESARROLLO SOCIAL

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Desarrollo Social
Miles de $

Sub-Título	Clasificación Económica	Total Bruto	Transferencias	Total
	INGRESOS	617.127.618	17.951.596	599.176.022
05	Transferencias Corrientes	17.951.607	17.951.596	11
07	Ingresos de Operación	2.742	–	2.742
08	Otros Ingresos Corrientes	2.215.759	–	2.215.759
09	Aporte Fiscal	596.767.200	–	596.767.200
10	Venta de Activos No Financieros	31.179	–	31.179
12	Recuperación de Préstamos	1.267	–	1.267
15	Saldo Inicial de Caja	157.864	–	157.864
	GASTOS	617.127.618	17.951.596	599.176.022
21	Gastos en Personal	62.961.701	–	62.961.701
22	Bienes y Servicios de Consumo	16.155.659	–	16.155.659
23	Prestaciones de Seguridad Social	15.426	–	15.426
24	Transferencias Corrientes	399.081.336	17.951.596	381.129.740
29	Adquisición de Activos No Financieros	3.139.733	–	3.139.733
31	Iniciativas de Inversión	3.321.982	–	3.321.982
33	Transferencias de Capital	127.630.496	–	127.630.496
34	Servicio de la Deuda	4.821.285	–	4.821.285

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Desarrollo Social

Miles de $

Sub-Título	Clasificación Económica	Subsecretaría de Servicios Sociales	Fondo de Solidaridad e Inversión Social	Servicio Nacional de la Mujer	Instituto Nacional de la Juventud	Corporación Nacional de Desarrollo Indígena	Servicio Nacional de la Discapacidad	Servicio Nacional del Adulto Mayor	Subsecretaría de Evaluación Social
	INGRESOS	310.950.289	75.199.878	41.209.607	7.496.096	119.579.066	16.169.451	27.637.569	18.885.662
05	Transferencias Corrientes	–	15.884.250	–	–	–	2.067.346	–	11
07	Ingresos de Operación	1.447	1.295	–	–	–	–	–	–
08	Otros Ingresos Corrientes	242.761	907.924	287.979	91.053	299.238	195.523	49.601	141.680
09	Aporte Fiscal	310.637.019	58.390.661	40.913.448	7.398.800	119.273.585	13.905.582	27.505.134	18.742.971
10	Venta de Activos No Financieros	3.032	13.481	6.180	4.243	4.243	–	–	–
12	Recuperación de Préstamos	–	1.267	–	–	–	–	–	–
15	Saldo Inicial de Caja	66.030	1.000	2.000	2.000	2.000	1.000	82.834	1.000
	GASTOS	310.950.289	75.199.878	41.209.607	7.496.096	119.579.066	16.169.451	27.637.569	18.885.662
21	Gastos en Personal	15.738.114	11.501.949	9.253.955	3.071.343	8.377.044	4.117.281	3.579.818	7.322.197
22	Bienes y Servicios de Consumo	2.853.792	2.202.305	3.125.965	983.171	1.420.193	943.427	1.194.905	3.431.901
23	Prestaciones de Seguridad Social	11	–	–	–	–	15.415	–	–
24	Transferencias Corrientes	292.242.239	24.515.871	28.685.617	3.364.581	13.783.045	11.047.833	19.011.447	6.430.703
29	Adquisición de Activos No Financieros	112.133	784.380	142.070	75.001	144.032	44.495	137.761	1.699.861
31	Iniciativas de Inversión	–	–	–	–	–	–	3.321.982	–
33	Transferencias de Capital	–	36.194.373	–	–	91.436.123	–	–	–
34	Servicio de la Deuda	4.000	1.000	2.000	2.000	4.418.629	1.000	391.656	1.000

MINISTERIO DE DESARROLLO SOCIAL

Subsecretaría de Servicios Sociales

Subsecretaría de Servicios Sociales (01)

PARTIDA : 21
CAPÍTULO : 01
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**35.841.417**
07			**INGRESOS DE OPERACIÓN**		**1.447**
08			**OTROS INGRESOS CORRIENTES**		**242.761**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**231.889**
	99		**Otros**		**10.872**
09			**APORTE FISCAL**		**35.529.677**
	01		**Libre**		**35.529.677**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**3.032**
	04		**Mobiliario y Otros**		**3.032**
15			**SALDO INICIAL DE CAJA**		**64.500**
			GASTOS		**35.841.417**
21			**GASTOS EN PERSONAL**	**02**	**15.738.114**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.853.792**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**11**
	03		**Prestaciones Sociales del Empleador**		**11**
24			**TRANSFERENCIAS CORRIENTES**	**04,05**	**17.134.867**
	03		**A Otras Entidades Públicas**		**17.134.867**
		315	Elige Vivir Sano	06	515.745
		341	Sistema de apoyo a la selección de Beneficios Sociales	07, 08, 09, 10, 15	6.832.196
		342	Apoyo, Monitoreo y Supervisión a la Gestión Territorial	07	1.066.503
		348	Programa Piloto de Mediadores Sociales Interculturales	11	103.000
		349	Subsidio al Pago Electrónico de Prestaciones Monetarias	12	721.000
		350	Programa Comunidades Saludables	11	309.000
		351	Sistema Nacional de Cuidado	11	412.000
		409	Programa Asuntos Indígenas	13	1.024.351
		998	Programa Noche Digna	14	6.151.072
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**112.133**
	04		**Mobiliario y Otros**		**27.953**
	05		**Máquinas y Equipos**		**25.414**
	06		**Equipos Informáticos**		**58.766**
34			**SERVICIO DE LA DEUDA**		**2.500**
	07		**Deuda Flotante**		**2.500**

GLOSAS :

01 Dotación máxima de vehículos — 26

02 Incluye :

a) Dotación máxima de personal — 646

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar funciones de carácter directivo, las que serán asignadas mediante resolución fundada del Subsecretario de Servicios Sociales. Con todo, dicho personal no podrá exceder de 30 funcionarios.

b) Horas extraordinarias año

– Miles de $ — 94.038

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 254.476
– En el exterior en Miles de $ 6.298

d) Convenios con personas naturales
– Miles de $ 262.275
18 personas de las que se contraten con cargo a estos recursos podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas 28
– Miles de $ 273.875

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 99.868

04 La Subsecretaría deberá remitir a la Comisión Especial Mixta de Presupuestos, al mes siguiente del término de cada trimestre, informes que incluyan por cada Programa o institución receptora los gastos ejecutados desagregados por región, actividades y montos.

05 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

06 De acuerdo a las características del programa a ejecutar, se podrán efectuar todo tipo de gastos, incluso de personal. Además estos recursos podrán financiar proyectos de instituciones públicas o de personas jurídicas del sector privado que no persigan fines de lucro. En el convenio que suscriba al efecto se deberá estipular, a lo menos, las acciones a desarrollar y las metas, plazos, y la forma de rendir cuenta del uso de los recursos. Los convenios serán publicados en la página web de la institución y de la organización receptora, la que deberá, además, publicar en igual medio la información sobre sus estados financieros, balance y memoria anual de sus actividades. Todo o parte de estos recursos podrán ser asignados directamente por el Ministerio.

07 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Ministerio de Desarrollo Social y los organismos ejecutores, en las que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias, los que podrán suscribirse una vez publicada la Ley de Presupuestos del año 2015.
Copia de dichos convenios se enviarán a la Comisión Especial Mixta de Presupuestos a más tardar 30 días después de su total tramitación.
Estos convenios podrán contener cláusulas que permitan su prórroga en forma automática y sucesiva por periodos iguales, en la medida que los Programas a ejecutar cuenten con la disponibilidad presupuestaria según la Ley de Presupuestos del Sector Público del año respectivo. Mediante Resolución del Ministro de Desarrollo Social se establecerá el monto a transferir.
Para el solo efecto de la ejecución de los recursos transferidos a los ejecutores, estos convenios podrán contener cláusulas que extiendan su vigencia por un periodo que no exceda 6 meses del respectivo periodo presupuestario.
De acuerdo a las características del programa a ejecutar, se podrán efectuar todo tipo de gastos, incluso de personal.

08 El presupuesto de este programa incluye hasta $ 154.500 miles para la adquisición de módulos de autoatención y $ 200.850 miles para ordenadores de fila electrónicos, para uso en municipios.
Además contempla la actualización de los sistemas informáticos de los Módulos de Autoatención y de los ordenadores de fila.
Este equipamiento y sus sistemas informáticos asociados podrán ser transferidos a título gratuito a los municipios que participen en este programa y en los convenios en años anteriores (2013 y 2014). Dicha transferencia se efectuará mediante resolución del Jefe de Servicio, en la cual se identificarán los correspondientes equipos, sistemas informáticos y accesorios.

Antes del 31 de marzo de 2015 la Subsecretaría de Servicios Sociales deberá informar a la Comisión Especial Mixta de Presupuestos sobre los criterios a considerar para seleccionar los municipios que se beneficiarán con la transferencia de los módulos de autoatención y ordenadores de filas electrónicos. Adicionalmente, informará de manera trimestral, dentro de los treinta días siguientes al término del trimestre respectivo, sobre el listado de municipios beneficiarios y el equipamiento transferido en cada caso.
Con cargo a estos recursos se podrá contratar la totalidad de las personas con calidad de Agente Público, para todos los efectos legales.

09 Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos e instituciones privadas sin fines de lucro.

10 Antes del 31 de marzo de 2015, el Ministerio de Desarrollo Social, deberá entregar a la Comisión Especial Mixta de Presupuestos, a partir de las modificaciones realizadas a la Ficha de Protección Social, un informe que contenga los cambios efectuados y cómo ello afectará la medición de vulnerabilidad y su efecto esperado en materia de focalización de programas.

11 De acuerdo a las características del programa a ejecutar, se podrá efectuar todo tipo de gastos, incluso de personal.
La Subsecretaría de Servicios Sociales deberá informar trimestralmente a la Comisión Especial Mixta de Presupuesto, dentro de los treinta días siguientes al término del periodo respectivo, sobre la implementación, avances y resultados de estos nuevos Programas, así como del estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas.

12 Con cargo a estos recursos se implementará durante el año 2015 el Subsidio al Pago Electrónico de Prestaciones Monetarias, el que se continuará ejecutando conforme a lo dispuesto en el Decreto Supremo N° 4, de 2013, del Ministerio de Desarrollo Social, Subsecretaría de Evaluación Social y sus modificaciones.
El Subsidio antes mencionado no constituirá renta ni será imponible para ningún efecto, siendo compatible con cualquier otro beneficio y su pago estará a cargo del Instituto de Previsión Social. Para estos efectos una vez publicada la Ley de Presupuestos se suscribirá un convenio de transferencia entre el Minsiterio de Desarrollo Social con dicha institución, el que podrá contener cláusulas que permitan su renovación en forma automática y sucesiva por periodos iguales, en la medida que el programa cuente con la disponibilidad presupuestaria según la Ley de Presupuestos del Sector Público del año respectivo.
Las Subsecretarías del Ministerio de Desarrollo Social, coordinarán el traspaso de la administración de este subsidio. Con cargo a estos recursos podrá destinarse hasta $ 42.436 miles, para gastos relacionados directamente con su administración, excluidos los de personal.

13 Con cargo a estos recursos se podrá financiar todo tipo de gastos. Con todo, el gasto en personal será hasta $ 425.839 miles.

14 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Ministerio de Desarrollo Social, a través de la Subsecretaría de Servicios Sociales y los organismos ejecutores, en los que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que se consideren necesarias, los que podrán suscribirse una vez publicada la Ley de Presupuestos del año 2015.
Dichos convenios podrán contener cláusulas que permitan su prórroga en forma automática y sucesiva por periodos iguales, en la medida que el Programa cuente con la disponibilidad presupuestaria según la Ley de Presupuestos del Sector Público del año respectivo. Mediante Resolución del Subsecretario de Servicios Sociales se establecerá el monto a transferir.
De acuerdo a las características del programa se podrá efectuar todo tipo de gastos incluso de personal. La totalidad de las personas contratadas con cargo a estos recursos podrá tener la calidad de Agente Público para todos los efectos legales. Asimismo, deberá informar anualmente a la Comisión Especial Mixta de Presupuestos, respecto de los montos transferidos a los órganos ejecutores y las metas u objetivos cumplidos.

Con cargo a estos recursos, también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, e instituciones privadas sin fines de lucro.
Antes del 31 de marzo de 2015 el Ministerio de Desarrollo Social deberá informar a la Comisión Especial Mixta de Presupuestos, las metas y objetivos esperados para dicho año así como los instrumentos de evaluación al que estará sometido el programa. Además, enviará trimestralmente, dentro de los treinta días siguientes al término del periodo respectivo, un informe de su cumplimiento y estado de ejecución.

15 La Subsecretaría de Servicios Sociales deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del periodo respectivo, sobre el avance del proceso de encuestaje.

MINISTERIO DE DESARROLLO SOCIAL

Subsecretaría de Servicios Sociales

Ingreso Ético Familiar y Sistema Chile Solidario (01, 02, 03)

PARTIDA	:	21
CAPÍTULO	:	01
PROGRAMA	:	05

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**232.118.344**
09			**APORTE FISCAL**		**232.117.314**
	01		**Libre**		**232.117.314**
15			**SALDO INICIAL DE CAJA**		**1.030**
			GASTOS		**232.118.344**
24			**TRANSFERENCIAS CORRIENTES**	**04, 05**	**232.117.344**
	01		**Al Sector Privado**		**378.587**
		025	PRODEMU	06	378.587
	02		**Al Gobierno Central**		**99.828.688**
		006	Habilidades para la Vida - JUNAEB		909.417
		007	Programa de Salud Chile Solidario - Fondo Nacional de Salud		3.777.812
		010	Programa de Ayudas Técnicas - SENADIS		2.067.346
		012	Programas de Alimentación - JUNAEB		7.143.238
		014	Fondo de Solidaridad e Inversión Social	07	15.884.250
		015	INTEGRA - Subsecretaría de Educación		2.166.457
		016	Programa Salud Oral - JUNAEB		351.415
		017	Proempleo - Subsecretaría del Trabajo		4.069.501
		018	Subvención Educacional Pro-Retención, Ley Nº 19.873 - M. de Educación		15.059.391
		020	Programa de Educación Media - JUNAEB		976.080
		021	Subsidio Empleo a la Mujer, Ley Nº 20.595 - SENCE	08	47.423.781
	03		**A Otras Entidades Públicas**	**09**	**131.910.069**
		010	Programa Bonificación ley Nº 20.595	10	61.635.293
		335	Programa de Habitabilidad Chile Solidario		11.502.536
		336	Programa de Identificación Chile Solidario		233.502
		337	Bonos Art. 2º Transitorio, Ley Nº 19.949		33.868.261
		340	Programa de Apoyo Integral al Adulto Mayor Chile Solidario		3.305.746
		343	Programa de Apoyo a Personas en Situación de Calle		4.009.888
		344	Programa de Apoyo a Familias para el Autoconsumo	11	3.032.027
		345	Programa Eje (Ley Nº 20.595)	12	8.231.131
		986	Programa de Apoyo a Niños(as) y Adolescentes con un Adulto Significativo Privado de Libertad (Ley Nº 20.595)		5.013.959
		993	Programa Piloto Salud Mental Chile Solidario		319.770
		997	Centros para Niños(as) con Cuidadores Principales Temporeras(os)		344.764
		999	Programa de Generación de Microemprendimiento Indígena Urbano Chile Solidario - CONADI		413.192
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 18

02 Con la finalidad de mejorar significativamente el impacto del componente empleo de este programa, todos los beneficiarios de la Ley Nº 20.595 y Chile Solidario tendrán acceso preferente en todos los programas de generación de empleo previstos en esta Ley de Presupuestos.

03 Estos recursos se podrán ejecutar respecto de la Ley N° 20.595 y/o respecto del Subsistema Chile Solidario, en conformidad a la normativa vigente.

04 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Ministerio de Desarrollo Social y los organismos ejecutores, en las que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias, los que podrán suscribirse una vez publicada la Ley de Presupuestos del año 2015.
Copia de dichos convenios se enviarán a la Comisión Especial Mixta de Presupuestos a más tardar 30 días después de su total tramitación.
Estos convenios podrán contener cláusulas que permitan su prórroga en forma automática y sucesiva por periodos iguales, en la medida que los Programas a ejecutar cuenten con la disponibilidad presupuestaria según la Ley de Presupuestos del Sector Público del año respectivo. Mediante Resolución del Ministro de Desarrollo Social se establecerá el monto a transferir.
Para el solo efecto de la ejecución de los recursos transferidos a los ejecutores, estos convenios podrán contener cláusulas que extiendan su vigencia por un periodo que no exceda 6 meses del respectivo periodo presupuestario.
De acuerdo a las características del programa a ejecutar, se podrán efectuar todo tipo de gastos, incluso de personal.

05 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

06 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

07 Incluye:
a) $ 11.760.363 miles para la ejecución de líneas o programas de apoyo al microemprendimiento.
b) $ 802.312 miles para el Programa Yo Trabajo Jóvenes.
c) $ 3.321.575 miles para el Programa "Yo Trabajo".

08 La transferencia de estos recursos no se regirá por lo establecido en glosa 04 del Programa 21.01.05 y se continuará su ejecución para el año 2015 conforme a lo dispuesto en el artículo décimo transitorio de la Ley N° 20.595.

09 Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, e instituciones privadas sin fines de lucro.

10 Del total de recursos incluidos en esta asignación, podrá destinarse hasta $ 2.511.484 miles, para gastos relacionados directamente con su administración, incluido personal.
La totalidad del personal contratado a honorarios con cargo a este programa, se podrá asignar la calidad de agente público para todos los efectos legales.
Para la ejecución de estos recursos el Ministerio de Desarrollo Social podrá celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos.

11 Incluye recursos para la Ley N° 20.670, que crea el Sistema Elige Vivir Sano, destinados a personas y familias que pertenecen a la Ley N° 20.595 y Chile Solidario, que trabajen en acciones o estrategias de autoprovisión de alimentos, tendientes a contribuir con la generación de hábitos y estilos de vida saludables coincidentes con los objetivos del Sistema Elige Vivir Sano.
Se contemplan recursos para el financiamiento de huertos en establecimientos educacionales municipales o particulares subvencionados, jardines infantiles y escuelas especiales de zonas urbanas o rurales, aun cuando sus destinatarios no sean usuarios de la Ley N° 20.595 y Chile Solidario.

12 Del total de recursos incluidos en esta asignación, podrá destinarse hasta $ 881.887 miles, para gastos relacionados directamente con su administración, incluido personal, para la

ejecución del programa Eje destinado a los usuarios del artículo 4 de la Ley N° 20.595. La totalidad del personal contratado a honorarios con cargo a este programa podrá tener la calidad de agente público para todos los efectos legales. Se podrán transferir recursos a las Municipalidades para ejecutar las actividades relacionadas con la articulación de redes locales y sociocomunitarias destinadas a los usuarios de la Ley N° 20.595.

MINISTERIO DE DESARROLLO SOCIAL
Subsecretaría de Servicios Sociales
Sistema de Protección Integral a la Infancia

PARTIDA	:	21
CAPÍTULO	:	01
PROGRAMA	:	06

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**42.990.528**
09			**APORTE FISCAL**		**42.990.028**
	01		**Libre**		**42.990.028**
15			**SALDO INICIAL DE CAJA**		**500**
			GASTOS		**42.990.528**
24			**TRANSFERENCIAS CORRIENTES**	01, 02	**42.990.028**
	01		**Al Sector Privado**		**90.437**
		001	Fono Infancia		90.437
	02		**Al Gobierno Central**		**35.112.066**
		001	Programa de Apoyo al Desarrollo Biopsicosocial - Ministerio de Salud		17.223.289
		002	Programa de Apoyo al Recién Nacido - Ministerio de Salud		13.406.650
		003	Educación Prebásica - JUNJI		4.482.127
	03		**A Otras Entidades Públicas**	03	**7.787.525**
		001	Fondo de Intervenciones de Apoyo al Desarrollo Infantil		2.469.455
		002	Fondo Concursable de Iniciativas para la Infancia		409.782
		003	Programa de Fortalecimiento Municipal		2.423.657
		005	Programa Diagnóstico de Vulnerabilidad en Preescolares		86.792
		006	Programa Educativo	04	2.397.839
34			**SERVICIO DE LA DEUDA**		**500**
	07		**Deuda Flotante**		**500**

GLOSAS :

01 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Ministerio de Desarrollo Social y los organismos ejecutores, en las que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias, los que podrán suscribirse una vez publicada la ley de presupuestos para el año 2015.

Estos convenios podrán contener cláusulas que permitan su prórroga en forma automática y sucesiva por periodos iguales en la medida que los Programas a ejecutar cuenten con la disponibilidad presupuestaria según la Ley de Presupuestos del Sector Público del año respectivo. Mediante Resolución del Ministro de Desarrollo Social se establecerá el monto a transferir.

Para el solo efecto de la ejecución de los recursos transferidos a los ejecutores, estos convenios podrán contener cláusulas que extiendan su vigencia por un periodo que no exceda 6 meses del respectivo periodo presupuestario.

De acuerdo a las características del programa a ejecutar, se podrán efectuar todo tipo de gastos, incluido personal.

Copia de dichos convenios se enviarán a la Comisión Especial Mixta de Presupuestos, a más tardar 30 días después de su total tramitación.

Los convenios deberán estipular claramente la individualización de los proyectos beneficiados con estos recursos y su monto, las personas o entidades ejecutoras, y el número de beneficiarios que será cubierto en cada proyecto o programa con estos recursos.

02 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

03 Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, e instituciones privadas sin fines de lucro.

04 Con cargo a estos recursos, el Servicio podrá financiar la compra de materiales educativos de forma directa, los cuales serán parte de la ejecución del programa.

MINISTERIO DE DESARROLLO SOCIAL

Fondo de Solidaridad e Inversión Social

Fondo de Solidaridad e Inversión Social (01)

PARTIDA	:	21
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**75.199.878**
05			**TRANSFERENCIAS CORRIENTES**		**15.884.250**
	02		**Del Gobierno Central**		**15.884.250**
		002	Subsecretaría de Servicios Sociales - Programa 05		15.884.250
07			**INGRESOS DE OPERACIÓN**		**1.295**
	01		**Venta de Bienes**		**1.295**
08			**OTROS INGRESOS CORRIENTES**		**907.924**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**207.422**
	99		**Otros**		**700.502**
09			**APORTE FISCAL**		**58.390.661**
	01		**Libre**		**58.390.661**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**13.481**
	03		**Vehículos**		**13.481**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.267**
	10		**Ingresos por Percibir**		**1.267**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**75.199.878**
21			**GASTOS EN PERSONAL**	**02**	**11.501.949**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**2.202.305**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**24.515.871**
	01		**Al Sector Privado**	**05**	**744.288**
		548	Alianzas Público-Privadas	06	744.288
	03		**A Otras Entidades Públicas**	**07**	**23.771.583**
		334	Programa de Acompañamiento Psicosocial	08	11.110.353
		337	Programa de Acompañamiento Sociolaboral	09	10.601.230
		339	Programa Eje - Pobreza Extrema	10	2.060.000
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**784.380**
	03		**Vehículos**		**28.644**
	04		**Mobiliario y Otros**		**56.702**
	06		**Equipos Informáticos**		**222.453**
	07		**Programas Informáticos**	**11**	**476.581**
33			**TRANSFERENCIAS DE CAPITAL**		**36.194.373**
	01		**Al Sector Privado**	**05**	**34.625.990**
		001	Programa de Emprendimiento y Microfinanzas	12, 13	23.715.850
		002	Programa de Desarrollo Social	13, 14	5.026.400
		007	Programa de Empleabilidad	15	5.125.515
		009	Programa de Educación Financiera	16	758.225
	03		**A Otras Entidades Públicas**		**1.568.383**
		003	Intervención en Territorios	17	752.623
		004	Huertos Comunitarios	18	383.160
		006	Habitabilidad en Comunidades	18	432.600
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 46

02 Incluye :

a) Dotación máxima de personal — 579

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834. respecto de los empleos a contrata incluidos en esta dotación.

Hasta un 15% del personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante resolución funda del Jefe del Servicio, en la que deberá precisarse, en todo caso, las referidas funciones.

b) Horas extraordinarias año

– Miles de $ — 60.351

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 278.044

– En el exterior en Miles de $ — 4.422

d) Convenios con personas naturales

– Miles de $ — 336.059

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas — 17

– Miles de $ — 134.143

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575

– Miles de $ — 55.498

04 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

05 Con cargo a este ítem se podrá destinar recursos a instituciones públicas y organismos del Sector Público, los que no se incorporarán a los presupuestos de los organismos receptores. No obstante, estos deberán informar mensualmente al FOSIS sobre el gasto efectivo y avance físico de los proyectos que se financian, el cual remitirá un informe consolidado a la Dirección de Presupuestos y a la Comisión Especial Mixta de Presupuestos con igual periodicidad.

06 Con cargo a estos recursos se podrá financiar todo tipo de gastos, excluido personal.

07 Con cargo a estos recursos se podrá contratar la totalidad de las personas con calidad de Agente Público, para todos los efectos legales. Las contrataciones respectivas se harán mediante resolución fundada del Jefe de Servicio.

08 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso la contratación de personal a honorarios. Podrá utilizarse como máximo $ 1.697.568 miles en gastos de administración. Con todo, el gasto en honorarios no podrá exceder de $ 1.274.296 miles. Estos recursos se podrán ejecutar respecto de la Ley N° 20.595 y/o respecto del Subsistema Chile Solidario, en conformidad con la normativa vigente.

El apoyo psicosocial será ejecutado por el Fondo de Solidaridad e Inversión Social. El FOSIS estará facultado para celebrar convenios con los Municipios y otras entidades públicas o privadas para la implementación de los Programas.

09 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso la contratación de personal a honorarios. Podrá utilizarse como máximo $ 1.457.510 miles en gastos de administración. Con todo, el gasto en honorarios no podrá exceder de $ 1.350.287 miles. Estos recursos se podrán ejecutar respecto de la Ley N° 20.595 y/o respecto del Subsistema Chile Solidario, en conformidad con la normativa vigente.

El apoyo sociolaboral será ejecutado por el Fondo de Solidaridad e Inversión Social. El FOSIS estará facultado para celebrar convenios con los Municipios y otras entidades públicas o privadas para la implementación de los Programas.

10 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso la contratación de personal a honorarios. Podrá utilizarse como máximo $ 502.383 miles en gastos de administración. Estos recursos se podrán ejecutar para el Programa Eje, en los términos de lo previsto en el artículo noveno transitorio de la Ley N° 20.595.

El FOSIS estará facultado para celebrar convenios con los Municipios y otras entidades públicas o privadas para la implementación de los Programas.
Adicionalmente, informará de manera trimestral, dentro de los treinta días siguientes al término del trimestre respectivo, la ejecución de estos recursos a la Subsecretaría de Servicios Sociales.

11 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

12 Con cargo a estos recursos, se consideran $ 11.760.363 miles para atender a lo menos a 18.900 usuarios de la ley N° 20.595 y Chile Solidario a través del Programa Yo Emprendo Semilla, monto del cual podrá utilizarse como máximo $ 804.238 miles en gastos de administración en la ejecución de este programa.
Podrán destinarse hasta $ 574.783 miles para gastos de administración del resto de los programas.

13 Mediante resoluciones del Servicio, con copia a la Dirección de Presupuestos, que podrán dictarse a contar de diciembre de 2014 se asignarán total o parcialmente estos recursos entre las regiones del país.
Corresponderá a los Consejos Regionales resolver, sobre la base de la proposición del Intendente, las provincias, comunas y/o agrupaciones de comunas, en que se aplicarán los programas FOSIS y los recursos asignados a cada una de ellas. Esta decisión deberá ser adoptada por el Gobierno Regional dentro de un plazo de 30 días contado desde la recepción, por el Intendente, de la resolución respectiva.
La determinación de los proyectos específicos que se financiarán, en cada comuna, corresponderá a cada Municipalidad asignataria, la que deberá decidir sobre la base del informe técnico del Servicio. En los casos de provincias o agrupaciones de comunas, la determinación se hará conforme lo establezca el instructivo del Servicio, el que deberá incorporar la participación de las comunas involucradas.
Los recursos que eventualmente fueren liberados en las regiones, provincias, comunas y/o agrupaciones de comunas o por proyectos que habiendo sido seleccionados no se ejecutaren, serán aplicados sin más trámite por el Servicio, considerando los proyectos priorizados.
Los criterios técnicos de elegibilidad por cada una de las líneas de acción que considera este ítem y los procedimientos específicos serán lo que establezca el Servicio mediante resolución, la que podrá dictarse igualmente a contar de la fecha antes indicada.
Exceptúense los programas transferidos por Subsecretaría de Servicios Sociales Programa 05.
Se podrán incluir hasta $ 161.711 miles para gastos de administración.

14 Con cargo a estos recursos, se consideran $ 2.369.000 miles para atender a familias en la Región de Aysén a través de la entrega de un subsidio de calefacción denominado "Subsidio de Calefacción". Este bono será focalizado preferentemente en familias que cuenten con adultos mayores o personas en situación de discapacidad hasta el cuarto quintil de vulnerabilidad y en otras familias hasta el tercer quintil de vulnerabilidad según puntaje de la ficha de protección social o el instrumento de caracterización socioeconómica vigente, y podrá ser entregado directamente a los usuarios por medio de transferencias no rendibles. La regulación del presente subsidio se efectuará a través del Decreto N° 5 del 2013 del Ministerio de Desarrollo Social y sus modificaciones.

15 Con cargo a estos recursos se consideran $ 802.312 miles para atender 1.300 usuarios de la ley N° 20.595 y Chile Solidario.
Se podrán incluir hasta $ 73.851 miles para gastos de administración.
Además se incorporan a este ítem $ 3.321.575 miles para atender a lo menos 6.000 usuarios del programa Yo Trabajo, monto del cual podrá utilizarse como máximo $ 115.025 miles en gastos de administración en la ejecución de este programa.
Podrá destinarse hasta $ 71.212 miles para gastos de administración del resto de los programas. Para la ejecución de estos recursos el Fondo de Solidaridad e Inversión Social, podrá celebrar convenios con otras entidades públicas.
Anualmente el Ministerio informará a la Comisión Especial Mixta de Presupuestos sobre la utilización de los recursos asignados por esta glosa, indicando los montos transferidos, los conceptos que justifican dichas transferencias, las personas beneficiadas y un detalle

acabado de los usuarios del programa ley N° 20.595 y Chile Solidario que han sido beneficiados.

16 Se podrán incluir hasta $ 65.325 miles para financiar todo tipo de gastos de administración, incluido personal. Antes de 31 de marzo de 2015 el Fondo de Solidaridad e Inversión Social enviará a la Comisión Especial Mixta de Presupuestos un informe con los objetivos, metas, características y número potencial de población beneficiaria de este programa así como un cronograma de su implementación para el año 2015. La ejecución de estos recursos deberá considerar acceso preferente para los usuarios del Subsistema "Seguridades y Oportunidades" de la Ley N° 20.595. Mediante convenio que se suscribirá entre el Fondo de Solidaridad e Inversión Social y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectivo dicho acceso preferente.

17 Con cargo a estos recursos se podrá realizar todo tipo de gastos, incluso de personal.
El Fondo de Solidaridad e Inversión Social estará facultado para celebrar convenios con los Municipios y otras entidades públicas o privadas para la implementación de una o más actividades del Programa.
El Fondo de Solidaridad e Inversión Social deberá informar trimestralmente a la Comisión Especial Mixta de Presupuesto, dentro de los treinta días siguientes al término del periodo respectivo, sobre los convenios celebrados, el estado de ejecución de estos recursos, las instituciones receptoras y el nivel de cumplimiento de metas comprometidas.

18 Se podrán incluir hasta $ 74.160 miles para financiar todo tipo de gastos de administración, incluido personal.
El Fondo de Solidaridad e Inversión Social estará facultado para celebrar convenios con los Municipios y otras entidades públicas o privadas para la implementación de una o más actividades del Programa.
El Fondo de Solidaridad e Inversión Social, deberá informar trimestralmente a la Comisión Especial Mixta de Presupuesto, dentro de los treinta días siguientes al término del periodo respectivo, sobre los convenios celebrados, el estado de ejecución de estos recursos, las instituciones receptoras y el nivel de cumplimiento de metas comprometidas.

MINISTERIO DE DESARROLLO SOCIAL

Servicio Nacional de la Mujer

Servicio Nacional de la Mujer (01)

PARTIDA	:	21
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**22.915.589**
05			**TRANSFERENCIAS CORRIENTES**		**827.908**
	02		**Del Gobierno Central**		**827.908**
		006	Servicio Nacional de la Mujer - Programa 06		827.908
08			**OTROS INGRESOS CORRIENTES**		**287.979**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**279.638**
	99		**Otros**		**8.341**
09			**APORTE FISCAL**		**21.792.522**
	01		**Libre**		**21.792.522**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**6.180**
	03		**Vehículos**		**6.180**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**22.915.589**
21			**GASTOS EN PERSONAL**	02	**8.880.742**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**2.617.603**
24			**TRANSFERENCIAS CORRIENTES**	04	**11.274.174**
	01		**Al Sector Privado**	05	**11.274.174**
		025	PRODEMU	06	8.233.789
		028	Fundación de la Familia	06	1.665.044
		637	Programa Buen Vivir de la Sexualidad y la Reproducción	07, 08, 09	777.244
		638	Programa Mujer, Ciudadanía y Participación	07	598.097
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**142.070**
	03		**Vehículos**		**15.310**
	06		**Equipos Informáticos**		**77.379**
	07		**Programas Informáticos**		**49.381**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 18

02 Incluye :

a) Dotación máxima de personal 401

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

Por resolución de la Ministra Directora del Servicio, se podrá disponer de funciones de carácter directivo a funcionarios/as a contrata que, por razones que se incluirán en dicha resolución, deberán ejercer la subrogancia de la Directora Regional respectiva. Así como también, en el nivel central para las/os funcionarias/os que deberán asumir el rol de jefatura de los Programas Mujer y Trabajo, Buen Vivir de la Sexualidad y la Reproducción, Prevención y Atención de la Violencia contra las Mujeres, OIRS y Mujer, Ciudadanía y Participación.

b) Horas extraordinarias año

– Miles de $ 67.440

c) Autorización máxima para gastos en viáticos

– En territorio nacional, en Miles de $ 118.801

	– En el exterior, en Miles de $	20.772
	d) Convenios con personas naturales – Miles de $	483.777
	Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos a honorarios a suma alzada.	
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	11
	– Miles de $	134.258
03	Incluye : Capacitación y perfeccionamiento, Ley N° 18.575 – Miles de $	34.284

04 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

05 Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, y con otras entidades públicas.

06 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.

La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

Podrá contemplar recursos destinados al funcionamiento, incluido gastos en personal, de acuerdo a convenio entre el Servicio Nacional de la Mujer y esta institución.

07 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Servicio Nacional de la Mujer y los organismos ejecutores, en las que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias.

08 Con cargo a esta asignación se podrá financiar todo tipo de gastos que demande la ejecución del programa, excluida la contratación directa de personal por parte del SERNAM.

09 Los convenios que celebre el servicio con sus entidades ejecutoras deberán considerar acceso preferente a los usuarios del Subsistema "Seguridades y Oportunidades" de la Ley N° 20.595. Mediante convenio que se suscribirá entre el Servicio Nacional de la Mujer y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectivo el acceso preferente.

MINISTERIO DE DESARROLLO SOCIAL

Servicio Nacional de la Mujer

Mujer y Trabajo (01)

PARTIDA	:	21
CAPÍTULO	:	04
PROGRAMA	:	03

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**6.793.368**
09			**APORTE FISCAL**		**6.792.868**
	01		**Libre**		**6.792.868**
15			**SALDO INICIAL DE CAJA**		**500**
			GASTOS		**6.793.368**
21			**GASTOS EN PERSONAL**	02	**309.175**
22			**BIENES Y SERVICIOS DE CONSUMO**		**296.865**
24			**TRANSFERENCIAS CORRIENTES**		**6.186.828**
	01		**Al Sector Privado**	03	**3.039.181**
		630	Programa “4 a 7”	04	2.747.591
		636	Mujer, Asociatividad y Emprendimiento		291.590
	03		**A Otras Entidades Públicas**		**3.147.647**
		325	Apoyo a Mujeres Jefas de Hogar	05, 06	3.147.647
34			**SERVICIO DE LA DEUDA**		**500**
	07		**Deuda Flotante**		**500**

GLOSAS :

01 Antes del 31 de diciembre de 2014 el Servicio Nacional de la Mujer deberá informar a la Comisión Especial Mixta de Presupuestos el plan de acción y ejecución de este Programa, metas y mecanismos de verificación.
El Servicio Nacional de la Mujer enviará trimestralmente, dentro de los treinta días siguientes al término del respectivo trimestre, a la Comisión Especial Mixta de Presupuestos un informe con el estado de ejecución de estos recursos, instituciones receptoras y nivel de cumplimiento de metas comprometidas.

02 Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos a honorarios a suma alzada.

03 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Servicio Nacional de la Mujer y los organismos ejecutores, en los que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias.
Con cargo a estos recursos se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, y con otras entidades públicas.
Las entidades ejecutoras del sector privado que se contraten para la ejecución del programa deberán hacerlo mediante licitación pública. Las transferencias efectuadas deberán publicarse en el sitio web del Servicio Nacional de la Mujer, indicándose los montos, la finalidad de la transferencia, las personas jurídicas o naturales receptoras de recursos y los objetivos alcanzados.

04 Los convenios que celebre el servicio con sus entidades ejecutoras deberán considerar acceso preferente para los usuarios del Subsistema “Seguridades y Oportunidades” de la Ley Nº 20.595. Mediante convenio que se suscribirá entre el Servicio Nacional de la Mujer y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectivo dicho acceso preferente.

05 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Servicio Nacional de la Mujer y los organismos ejecutores, en las que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias.
Con cargo a estos recursos también se podrán celebrar convenios con instituciones del sector privado.

06 Los convenios que celebre el servicio con sus entidades ejecutoras deberán considerar acceso preferente para los usuarios del Subsistema "Seguridades y Oportunidades" de la Ley N° 20.595. Mediante convenio que se suscribirá entre el Servicio Nacional de la Mujer y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectivo el acceso preferente.

MINISTERIO DE DESARROLLO SOCIAL

Servicio Nacional de la Mujer

Prevención y atención de la violencia contra las mujeres (01)

PARTIDA	:	21
CAPÍTULO	:	04
PROGRAMA	:	06

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**12.328.558**
09			**APORTE FISCAL**		**12.328.058**
	01		**Libre**		**12.328.058**
15			**SALDO INICIAL DE CAJA**		**500**
			GASTOS		**12.328.558**
21			**GASTOS EN PERSONAL**	**02**	**64.038**
22			**BIENES Y SERVICIOS DE CONSUMO**		**211.497**
24			**TRANSFERENCIAS CORRIENTES**	**03, 04**	**12.052.523**
	01		**Al Sector Privado**	**05**	**11.148.863**
		634	Atención, Protección y Reparación Integral de Violencias contra las Mujeres	06	9.982.698
		635	Prevención Integral de Violencias contra las Mujeres	07	1.166.165
	02		**Al Gobierno Central**		**903.660**
		001	Servicio Nacional de la Mujer - Programa 01	08	827.908
		005	Policía de Investigaciones de Chile		75.752
34			**SERVICIO DE LA DEUDA**		**500**
	07		**Deuda Flotante**		**500**

GLOSAS :

01 Semestralmente, el Servicio Nacional de la Mujer deberá informar a la Comisión Especial Mixta de Presupuestos sobre los recursos públicos de otros Ministerios y Servicios Públicos que se invierten en programas de prevención y atención de Violencia Contra las Mujeres, especialmente en el Plan Nacional de Salud Mental y Siquiatría del Ministerio de Salud y en el Centro de Medidas Cautelares de Familia del Ministerio de Justicia.

02 Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos a honorarios a suma alzada.

03 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba el Servicio Nacional de la Mujer y los organismos ejecutores, en las que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias.

04 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

05 Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, y con otras entidades públicas.

06 Los convenios que celebre el servicio con sus entidades ejecutoras de los programas Casas de Acogida y Centros de la Mujer, deberán considerar acceso preferente para los usuarios del Subsistema “Seguridades y Oportunidades” de la Ley Nº 20.595. Mediante convenio que se suscribirá entre el Servicio Nacional de la Mujer y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectivo dicho acceso preferente.

07 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluso de personal.

08 Las entidades públicas con las cuales este programa celebre convenios deberán incorporar cursos de formación a los funcionarios de su repartición que realizan actividades directas con los beneficiarios de la prevención y atención de violencia Contra las Mujeres con el fin de asegurar su idoneidad en los fundamentos y principios del programa.

MINISTERIO DE DESARROLLO SOCIAL

Instituto Nacional de la Juventud

Instituto Nacional de la Juventud (01)

PARTIDA	:	21
CAPÍTULO	:	05
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**7.496.096**
08			**OTROS INGRESOS CORRIENTES**		**91.053**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**75.139**
	99		**Otros**		**15.914**
09			**APORTE FISCAL**		**7.398.800**
	01		**Libre**		**7.398.800**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**4.243**
	03		**Vehículos**		**4.243**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**7.496.096**
21			**GASTOS EN PERSONAL**	**02**	**3.071.343**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**983.171**
24			**TRANSFERENCIAS CORRIENTES**	**04, 05**	**3.364.581**
	01		**Al Sector Privado**		**3.339.004**
		010	Programa de Promoción de la Asociatividad y la Ciudadanía Juvenil	06	971.014
		012	Programa de Empoderamiento e Inclusión de Jóvenes	07	317.398
		614	Observatorio de Juventud	08	196.510
		618	Programa Servicio Joven	09	1.854.082
	07		**A Organismos Internacionales**		**25.577**
		001	Organización Iberoamericana de la Juventud		25.577
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**75.001**
	03		**Vehículos**		**25.907**
	04		**Mobiliario y Otros**		**9.649**
	05		**Máquinas y Equipos**		**1.817**
	06		**Equipos Informáticos**		**22.909**
	07		**Programas Informáticos**		**14.719**
34			**SERVICIO DE LA DEUDA**		**2.000**
	07		**Deuda Flotante**		**2.000**

GLOSAS :

01 Dotación máxima de vehículos 17

02 Incluye:

a) Dotación máxima de personal 167

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata del Servicio que se desempeñe tanto en la planta Regional o Nacional, podrá desempeñar funciones de carácter directivo que se le asigne o deleguen mediante resolución fundada del jefe del Servicio, en la que deberá precisarse las referidas funciones.

Con todo, dicho personal no podrá exceder de 15 funcionarios.

b) Horas extraordinarias año

– Miles de $ 12.656

c) Autorización máxima para gastos en viáticos

– En territorio nacional, en Miles de $ 25.301

– En el exterior, en Miles de $ 1.206

d) Convenios con personas naturales
   – Miles de $ 18.536

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 1
   – Miles de $ 8.252

03 Incluye:
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 12.850

04 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

05 Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, y con otras entidades públicas.

06 Con cargo a estos recursos se podrá contratar personal para la administración del programa hasta un monto de $ 160.062 miles.

07 Con cargo a estos recursos se podrá contratar personal para la administración del programa hasta un monto de $ 32.136 miles.

08 Con cargo a estos recursos se podrá contratar personal para la administración del programa hasta un monto de $ 25.241 miles.

09 Con cargo a estos recursos se podrá contratar personal para la administración del programa hasta un monto de $ 149.803 miles.

MINISTERIO DE DESARROLLO SOCIAL

Corporación Nacional de Desarrollo Indígena

Corporación Nacional de Desarrollo Indígena (01)

PARTIDA	:	21
CAPÍTULO	:	06
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**119.579.066**
08			**OTROS INGRESOS CORRIENTES**		**299.238**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**296.838**
	99		**Otros**		**2.400**
09			**APORTE FISCAL**		**119.273.585**
	01		**Libre**		**114.856.956**
	03		**Servicio de la Deuda Externa**		**4.416.629**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**4.243**
	03		**Vehículos**		**4.243**
15			**SALDO INICIAL DE CAJA**		**2.000**
			GASTOS		**119.579.066**
21			**GASTOS EN PERSONAL**	**02**	**8.377.044**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.420.193**
24			**TRANSFERENCIAS CORRIENTES**	**04**	**13.783.045**
	01		**Al Sector Privado**		**8.353.655**
		576	Fondo de Desarrollo Indígena	05, 06	6.118.200
		579	Fondo de Cultura y Educación Indígena	05	1.252.636
		589	Protección del Medio Ambiente y Recursos Naturales		57.662
		599	Consulta a los Pueblos Indígenas	07	822.157
		600	Turismo y Pueblos Indígenas	05	103.000
	02		**Al Gobierno Central**		**3.646.413**
		003	Instituto de Desarrollo Agropecuario	08	3.646.413
	03		**A Otras Entidades Públicas**		**1.782.977**
		600	Programa de Modernización del Estado - BID	09	206.000
		887	Programa de Apoyo al Turismo y Pueblos Indígenas	05, 09	309.000
		888	Programa de Apoyo a la Protección Ambiental Indígena	09	190.550
		889	Instrumentos Cofinanciados de Apoyo al Fondo de Desarrollo Indígena	05, 09	506.506
		999	Programa de Apoyo al Fondo de Cultura y Educación Indígena	05, 09	570.921
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**144.032**
	03		**Vehículos**		**30.619**
	04		**Mobiliario y Otros**		**33.475**
	06		**Equipos Informáticos**		**23.325**
	07		**Programas Informáticos**	**10**	**56.613**
33			**TRANSFERENCIAS DE CAPITAL**	**11**	**91.436.123**
	01		**Al Sector Privado**		**87.215.512**
		043	Fondo de Tierras y Aguas Indígenas	05, 12, 13, 15	78.445.336
		044	Gastos Asociados de Administración		791.800
		045	Programa Chile Indígena	14	7.978.376
	02		**Al Gobierno Central**		**3.293.611**
		003	Instituto de Desarrollo Agropecuario	08	3.293.611
	03		**A Otras Entidades Públicas**		**927.000**
		999	Programa de Apoyo al Fondo de Tierras y Aguas Indígenas	05, 09	927.000
34			**SERVICIO DE LA DEUDA**		**4.418.629**
	02		**Amortización Deuda Externa**		**3.277.911**
	04		**Intereses Deuda Externa**		**1.138.718**
	07		**Deuda Flotante**		**2.000**

GLOSAS :

01	Dotación máxima de vehículos	19
02	Incluye:	
	a) Dotación máxima de personal	449
	No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.	
	El personal a contrata profesional del Servicio podrá ejercer funciones directivas que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberán precisarse las referidas funciones.	
	Dicho personal no podrá exceder de 6 funcionarios.	
	b) Horas extraordinarias año	
	– Miles de $	7.964
	c) Autorización máxima para gastos en viáticos	
	– En territorio nacional, en Miles de $	216.706
	– En el exterior, en Miles de $	5.306
	d) Convenios con personas naturales	
	– Miles de $	62.168
	e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:	
	– N° de personas	8
	– Miles de $	67.303
	f) Aplicación artículos 43, 46 y 68 de la Ley N° 19.253	
03	Incluye:	
	a) Capacitación y perfeccionamiento, Ley N° 18.575	
	– Miles de $	26.430
	b) Aplicación artículos 43, 46 y 68 de la Ley N° 19.253	

04 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

05 La distribución se efectuará por resolución del Servicio, con visación de la Dirección de Presupuestos, la que podrá ser dictada a contar de la fecha de publicación de esta ley.
La Corporación Nacional de Desarrollo Indígena deberá informar trimestralmente a la Comisión Mixta de Presupuestos tanto la nómina de beneficiarios como su metodología de elección y actividades realizadas con estos recursos.

06 Con cargo a estos recursos se podrán desarrollar los planes especiales a que se refiere el artículo 23 de la Ley N°19.253.

07 Con cargo a esta asignación se podrá financiar todo tipo de gastos, incluso de personal, que demande la ejecución del programa.

08 Estos recursos corresponden al Programa de Desarrollo Territorial Indígena, PDTI, que será ejecutado por INDAP, quien determinará las comunidades beneficiarias del Programa.

09 Con cargo a estos recursos también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

11 El Ministerio de Desarrollo Social enviará trimestralmente a la Comisión Especial Mixta de Presupuestos del Congreso Nacional, un informe sobre las transferencias de capital contempladas en este Programa, detallando las actividades realizadas.

12 Con cargo a estos recursos se podrá efectuar todas las acciones necesarias para cumplir los objetivos señalados en el artículo 20 de la Ley N° 19.253.
Se podrá comprometer un mayor gasto de hasta $ 7.794.555 miles por sobre el monto autorizado en este ítem.

13 A más tardar el 30 de abril de 2015, la CONADI deberá entregar a la Comisión Especial Mixta de Presupuestos, un informe referido al primer trimestre del año que incluya objetivos y cobertura del Programa, detallando el grado de avance del mismo, a nivel

comunal, regional y nacional. En dicho informe deberán quedar claramente especificados el número de beneficiarios, montos dedicados a la adquisición de tierras y aguas, superficies y volumen de derechos de aguas de cada predio transferido a los beneficiarios y a las personas jurídicas o naturales a los cuales la Corporación adquirió dichos activos. Igualmente, dicha información deberá contener la individualización de los beneficiarios, los criterios de asignación, y el listado total de postulantes con sus respectivos puntajes, ordenados de acuerdo a la fecha de presentación de las solicitudes.

El uso de los recursos contemplados para el Fondo de Tierras y Aguas Indígenas deberá ser informado a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes a la realización de cada compra, conforme al siguiente detalle: individualización de las propiedades adquiridas, valor por hectárea, número de beneficiarios, características prediales, avalúo fiscal y comercial, los propietarios y todos los gastos concernientes al proceso de transferencia.

14 Con cargo a esta asignación se financiarán actividades de atención de las comunidades indígenas que no fueron atendidas por los Programas Orígenes I y II.

Las actividades se determinarán con el trabajo que se realice en terreno con las comunidades beneficiadas a través de las denominadas Unidades de Planificación que se administrarán mediante fondos de recursos para la ejecución de proyectos y definidas de acuerdo a los reglamentos internos que apruebe el Programa.

Asimismo, para estas comunidades se podrán contemplar recursos para capacitación, asesoría y asistencias técnicas, para lo cual se establecerá un registro de consultores, conformado por personas jurídicas y naturales.

La ejecución de estas actividades estará a cargo de personal contratado para este fin a quienes se les otorgará la calidad de Agente Público.

Para la realización de estas actividades el gasto de administración será de hasta $ 1.300.191 miles, incluido gasto en personal hasta $ 1.005.868 miles.

Adicional a la dotación máxima de vehículos del Servicio, se autorizan 5 vehículos destinados para estas actividades.

15 La priorización de estos recursos deberá considerar el acto de reconocimiento del derecho de restitución.

MINISTERIO DE DESARROLLO SOCIAL
Servicio Nacional de la Discapacidad
Servicio Nacional de la Discapacidad (01, 02)

PARTIDA	:	21
CAPÍTULO	:	07
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**16.169.451**
05			**TRANSFERENCIAS CORRIENTES**		**2.067.346**
	02		**Del Gobierno Central**		**2.067.346**
		001	Ley Nº 20.595 y Sistema Chile Solidario		2.067.346
08			**OTROS INGRESOS CORRIENTES**		**195.523**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**145.621**
	99		**Otros**		**49.902**
09			**APORTE FISCAL**		**13.905.582**
	01		**Libre**		**13.905.582**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**16.169.451**
21			**GASTOS EN PERSONAL**	**03**	**4.117.281**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04**	**943.427**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**15.415**
	01		**Prestaciones Previsionales**		**15.404**
	03		**Prestaciones Sociales del Empleador**		**11**
24			**TRANSFERENCIAS CORRIENTES**	**05**	**11.047.833**
	01		**Al Sector Privado**		**11.039.708**
		581	Aplicación Ley Nº 20.422	06	7.936.083
		582	Corporación de Ayuda al Niño Limitado	07	832.001
		583	Programa de Atención Temprana		516.788
		584	Promoción de la Autonomía y Atención de la Dependencia		778.521
		586	Articulacion Intersectorial para la Inclusión de PcD		64.991
		587	Acceso a la Justicia de las Personas con Discapacidad		307.919
		588	Participación Inclusiva Territorial		400.155
		590	Programa de Desarrollo de Organizaciones Inclusivas		203.250
	07		**A Organismos Internacionales**		**8.125**
		002	CEDDIS		8.125
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**44.495**
	04		**Mobiliario y Otros**		**12.960**
	05		**Máquinas y Equipos**		**5.305**
	06		**Equipos Informáticos**		**15.621**
	07		**Programas Informáticos**		**10.609**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 17

02 Las instituciones públicas que desarrollen programas que tengan personas con discapacidad entre sus beneficiarios, podrán celebrar convenios con SENADIS para la entrega de ayudas técnicas o llevar a cabo iniciativas de apoyo complementario a las personas con discapacidad, en los cuales se establecerán los recursos que se destinarán al efecto y la participación en su administración que le corresponderá al SENADIS.

03 Incluye:
Autorización máxima para gastos en viáticos
– En el exterior, en Miles de $ 4.422

04 Incluye:
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 11.490

05 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

06 En la aplicación de estos recursos se considerará un acceso preferente a los beneficiarios de la Ley Nº 20.595 y Chile Solidario.
Se podrá comprometer un mayor gasto de hasta $ 1.060.900 miles, por sobre el monto autorizado en esta asignación.
Con cargo a estos recursos también se podrá financiar programas ejecutados por entidades públicas.
La discapacidad se acreditará mediante el cumplimiento de los requisitos que señale el convenio a suscribir para la ejecución de este programa.
Estos convenios deberán contener a lo menos, las acciones, las metas, plazos, medios de control y forma de rendir cuenta de su uso.

07 Estos recursos serán transferidos conforme al convenio suscrito entre la institución y el organismo receptor, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos, mecanismos de control y forma de rendir cuenta de su uso.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

MINISTERIO DE DESARROLLO SOCIAL

Servicio Nacional del Adulto Mayor

Servicio Nacional del Adulto Mayor (01)

PARTIDA	:	21
CAPÍTULO	:	08
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**27.637.569**
08			**OTROS INGRESOS CORRIENTES**		**49.601**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**38.099**
	99		**Otros**		**11.502**
09			**APORTE FISCAL**		**27.505.134**
	01		**Libre**		**27.113.478**
	03		**Servicio de la Deuda Externa**		**391.656**
15			**SALDO INICIAL DE CAJA**		**82.834**
			GASTOS		**27.637.569**
21			**GASTOS EN PERSONAL**	**02**	**3.579.818**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.194.905**
24			**TRANSFERENCIAS CORRIENTES**		**19.011.447**
	01		**Al Sector Privado**		**1.068.217**
		597	Consejo Nacional de Protección a la Ancianidad	04	1.068.217
	03		**A Otras Entidades Públicas**	**05, 06**	**17.931.433**
		700	Fondo Nacional del Adulto Mayor	07	4.368.182
		709	Programa de Escuelas de Formación para Dirigentes Mayores		146.384
		711	Escuela para Funcionarios Públicos		53.284
		713	Programa Turismo Social para el Adulto Mayor	08	308.554
		716	Fondo Servicios de Atención al Adulto Mayor	09	4.795.504
		717	Programa Buen Trato al Adulto Mayor		207.889
		720	Programa Envejecimiento Activo		369.730
		721	Programa Fondo Subsidio ELEAM	10, 11	6.527.670
		722	Programa de Cuidados Domiciliarios	11, 12	374.347
		723	Programa Centros Diurnos del Adulto Mayor	11, 12	779.889
	07		**A Organismos Internacionales**		**11.797**
		002	Organización Iberoamericana de Seguridad Social		11.797
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**137.761**
	03		**Vehículos**		**43.569**
	04		**Mobiliario y Otros**		**13.844**
	05		**Máquinas y Equipos**		**6.885**
	06		**Equipos Informáticos**		**49.810**
	07		**Programas Informáticos**	**13**	**23.653**
31			**INICIATIVAS DE INVERSIÓN**		**3.321.982**
	02		**Proyectos**		**3.321.982**
34			**SERVICIO DE LA DEUDA**		**391.656**
	02		**Amortización Deuda Externa**		**327.471**
	04		**Intereses Deuda Externa**		**64.185**

GLOSAS :

01 Dotación máxima de vehículos — 8

02 Incluye :

a) Dotación máxima de personal — 180

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata profesional del Servicio podrá ejercer funciones directivas que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberán precisarse las referidas funciones. Dicho personal no podrá exceder de 38 funcionarios.

b) Horas extraordinarias año
– Miles de $ 21.778

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 57.057
– En el exterior en Miles de $ 11.105

d) Convenios con personas naturales
– Miles de $ 177.201
Incluye recursos para la contratación de hasta 8 personas con la calidad de Agente Público, para todos los efectos legales.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 5
– Miles de $ 59.413

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 10.749

04 Por resolución del Director del Servicio Nacional del Adulto Mayor, se dispondrán los recursos de esta asignación, mediante un convenio con la institución respectiva, el que deberá contener, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso, de conformidad a las políticas en beneficio del adulto mayor, y los mecanismos de evaluación de ellos, debiendo el Servicio informar a la Dirección de Presupuestos de su cumplimiento dentro de los treinta días siguientes al término de cada semestre.
La institución deberá publicar en su página web el convenio y el organismo receptor deberá incorporar en su página web información trimestral sobre sus estados financieros y una memoria anual de sus actividades, incluyendo su balance.

05 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluidos los de personal, que irroguen los fines y actividades que contemplen los programas asociados a este ítem.

06 Se informará trimestralmente de la ejecución de este ítem a la Comisión Especial Mixta de Presupuestos del Congreso Nacional.

07 Del total de recursos incluidos en esta asignación, podrá destinarse hasta un 5% para gastos relacionados directamente con su administración.
Incluye $ 340.827 miles, para el Fondo Concursable Nacional de Iniciativas Desarrolladas por Ejecutores Intermedios que trabajan con adultos mayores y $ 184.626 miles para convenios institucionales asociados a acciones complementarias en el marco de la protección social.
El Fondo Nacional del Adulto Mayor, en su componente Fondo Autogestionado entregará mayor ponderación a organizaciones de adultos mayores generadas a raíz de la intervención del "Programa de Apoyo Integral al Adulto Mayor" del Subsistema "Seguridades y Oportunidades" de la Ley Nº 20.595. Mediante convenio que se suscribirá entre el Servicio Nacional del Adulto Mayor y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectiva dicha ponderación.

08 Del total de recursos incluidos en esta asignación, podrá destinarse hasta un 5% para gastos relacionados directamente con su administración.
Para la ejecución del programa podrán realizarse convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos.
Considera acceso preferente de usuarios del Subsistema "Seguridades y Oportunidades" de la Ley Nº 20.595. Mediante convenio que se suscribirá entre el Servicio Nacional del Adulto Mayor y el Ministerio de Desarrollo Social, se establecerán las condiciones y la forma en que se hará efectivo dicho acceso preferente.

09 Incluye recursos para el Programa de Viviendas Protegidas para Adultos Mayores, a través de las líneas: Stock de Viviendas, Condominios de Viviendas Tuteladas y Estable-

cimientos de Larga Estadía para Adultos Mayores (14 establecimientos), en el marco del convenio establecido con el Ministerio de Vivienda y Urbanismo.

La ejecución de este programa se efectuará mediante convenios con entidades públicas y privadas sin fines de lucro. Los criterios y procedimientos de selección de beneficiarios y los mecanismos, condiciones y demás normas necesarias para su desarrollo y supervisión se establecerán en uno o más decretos dictados por el Ministerio de Desarrollo Social, que deberán contar con la visación del Ministerio de Hacienda. No obstante lo anterior, mientras no se dicten dichos decretos, regirá el Decreto N° 49, de 2011, del Ministerio de Planificación.

El detalle de los antecedentes referidos en la presente glosa, se deberá publicar trimestralmente en la página web del Servicio Nacional del Adulto Mayor o del Ministerio.

Incluye recursos para la contratación de hasta 18 personas con la calidad de Agente Público, para todos los efectos legales.

El SENAMA informará anualmente a la Comisión Especial Mixta de Presupuestos, respecto de las personas ejecutoras de las prestaciones, montos transferidos y metas y fines alcanzados.

10 Con cargo a estos recursos, el Programa se regirá de acuerdo al Decreto N° 15, de 2013, del Ministerio de Desarrollo Social y sus modificaciones. Del total de los recursos del programa, podrá destinarse hasta $ 220.513 miles, para gastos relacionados con su administración, incluido personal, de los cuales 7 contarán con la calidad de agentes públicos.

11 Antes de 31 de marzo de 2015 el Servicio Nacional del Adulto Mayor enviará a la Comisión Especial Mixta de Presupuestos un informe con los objetivos, metas, características y número potencial de población beneficiaria de cada uno de estos programas así como un cronograma de su implementación para el año 2015. Adicionalmente, trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, informará a la precitada Comisión sobre el grado de cumplimiento y estado de avance de cada uno de los programas.

12 La transferencia de estos recursos se efectuará sobre la base de los convenios que suscriba SENAMA y los organismo ejecutores, en las que se estipularán las acciones a desarrollar y los demás procedimientos y modalidades que considere necesarias.

Con cargo a estos recursos, también se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, e instituciones privadas sin fines de lucro.

13 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE DESARROLLO SOCIAL

Subsecretaría de Evaluación Social

Subsecretaría de Evaluación Social (01)

PARTIDA	:	21
CAPÍTULO	:	09
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**18.885.662**
05			**TRANSFERENCIAS CORRIENTES**		**11**
	01		**Del Sector Privado**		**11**
		001	Aplicación Ley N° 19.885		11
08			**OTROS INGRESOS CORRIENTES**		**141.680**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**141.680**
09			**APORTE FISCAL**		**18.742.971**
	01		**Libre**		**18.742.971**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**18.885.662**
21			**GASTOS EN PERSONAL**	**02**	**7.322.197**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**3.431.901**
24			**TRANSFERENCIAS CORRIENTES**	**04, 05**	**6.430.703**
	01		**Al Sector Privado**		**4.386.223**
		029	Fondo de Iniciativas para la Superación de la Pobreza	06	4.386.212
		030	Aplicación Ley N° 19.885		11
	02		**Al Gobierno Central**		**416.570**
		001	Colaboración INE Encuesta	07	416.570
	03		**A Otras Entidades Públicas**		**1.627.910**
		330	Encuesta Casen	08, 09	1.627.910
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.699.861**
	04		**Mobiliario y Otros**		**3.415**
	05		**Máquinas y Equipos**		**164.821**
	06		**Equipos Informáticos**		**435.690**
	07		**Programas Informáticos**	**10**	**1.095.935**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 3

02 Incluye:

a) Dotación máxima de personal — 233

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

b) Horas extraordinarias año

– Miles de $ — 43.956

c) Autorización máxima para gastos en viáticos

– En territorio nacional, en Miles de $ — 139.880

– En el exterior, en Miles de $ — 31.305

d) Convenios con personas naturales

– Miles de $ — 649.429

10 personas de las que se contraten con cargo a estos recursos podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 25
   – Miles de $ 221.428

03 Incluye:
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 42.801

04 La Subsecretaría deberá remitir a la Comisión Especial Mixta de Presupuestos, al mes siguiente del término de cada trimestre, informes que incluyan por cada Programa o institución receptora los gastos ejecutados desagregados por región, actividades y montos. Asimismo, esta Subsecretaría deberá remitir trimestralmente a la Comisión Especial Mixta de Presupuestos copias actualizadas de evaluaciones de los programas que realice, y que guarden relación con el objeto de su creación.

05 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados y la modalidad de asignación deberán ser informados trimestralmente a la Comisión Especial Mixta de Presupuestos dentro de los treinta días siguientes al término del respectivo trimestre.

06 A estos fondos podrán postular personas jurídicas del sector privado que no persigan fines de lucro y otras entidades públicas. En el convenio que se suscriba al efecto se deberá estipular, a lo menos, las acciones a desarrollar y las metas, plazos y la forma de rendir cuenta del uso de los recursos. Los convenios serán publicados en la página web de la institución y de la organización receptora, la que deberá, además, publicar en igual medio información sobre sus estados financieros, balance y memoria anual de sus actividades.
Parte de estos recursos podrán ser asignados directamente por el Ministerio de Desarrollo Social.

07 La transferencia de estos recursos se efectuará sobre la base del convenio que suscriba el Ministerio de Desarrollo Social con el Instituto Nacional de Estadísticas, en el que se estipularán las acciones a desarrollar y los demás procedimientos que se consideren necesarios. El citado convenio podrá suscribirse una vez publicada la Ley de Presupuestos del año 2015.
Este convenio podrá contener cláusulas que permitan su prórroga en forma automática y sucesiva por periodos iguales, en la medida que cuente con la disponibilidad presupuestaria según la Ley de Presupuestos del Sector Público del año respectivo. Mediante Resolución del Ministro de Desarrollo Social se establecerá el monto a transferir.

08 Con cargo a estos recursos se podrán celebrar convenios con organismos del Gobierno Central, los que no se incorporarán en sus respectivos presupuestos, organismos internacionales y cualquier otra institución pública o privada.

09 Antes del 31 de marzo de 2015, la Subsecretaría de Evaluación Social deberá entregar a la Comisión Especial Mixta de Presupuestos, un informe que contenga los avances sobre la actualización de la metodología de medición de la línea de pobreza.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 22

MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio Secretaría General de la Presidencia de la República
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	13.747.577
08	Otros Ingresos Corrientes	30.900
09	Aporte Fiscal	13.715.667
15	Saldo Inicial de Caja	1.010
	GASTOS	13.747.577
21	Gastos en Personal	9.323.769
22	Bienes y Servicios de Consumo	4.180.113
29	Adquisición de Activos No Financieros	242.685
34	Servicio de la Deuda	1.010

MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA

Secretaría General de la Presidencia de la República

Secretaría General de la Presidencia de la República (01, 02)

PARTIDA	:	22
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		7.530.780
08		OTROS INGRESOS CORRIENTES		30.900
	01	Recuperaciones y Reembolsos por Licencias Médicas		30.900
09		APORTE FISCAL		7.498.880
	01	Libre		7.498.880
15		SALDO INICIAL DE CAJA		1.000
		GASTOS		7.530.780
21		GASTOS EN PERSONAL	03	6.004.021
22		BIENES Y SERVICIOS DE CONSUMO	04	1.420.270
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		105.489
	03	Vehículos		37.832
	04	Mobiliario y Otros		1.916
	05	Máquinas y Equipos		7.004
	06	Equipos Informáticos		19.776
	07	Programas Informáticos	05	38.961
34		SERVICIO DE LA DEUDA		1.000
	07	Deuda Flotante		1.000

GLOSAS :

01 Dotación máxima de vehículos 9

02 Trimestralmente, dentro de los treinta días siguientes al término del respectivo trimestre, el Ministerio Secretaría General de la Presidencia de la República remitirá a la Comisión Especial Mixta de Presupuestos un informe consolidado que contenga un detalle de las actividades o acciones ejecutadas o encomendadas por la Oficina Nacional de Asuntos Religiosos y la Comisión Defensora Ciudadana y Transparencia, especificando los gastos en personal, en estudios e investigaciones y en difusión que en cada caso corresponda. El informe incluirá, además, los resultados de dichas actividades o acciones, así como las estrategias emprendidas para garantizar adecuados niveles de coordinación con otras instancias gubernamentales abocadas a las mismas temáticas.

03 Incluye :

a) Dotación máxima de personal 131
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.
El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del jefe de Servicio, en la que deberá precisarse las referidas funciones.
Dicho personal no podrá exceder de 4 funcionarios.

b) Horas extraordinarias año
– Miles de $ 84.319

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ 37.032
– En el exterior en Miles de $ 8.626

d) Convenios con personas naturales
– Miles de $ 2.258.407

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas	28
– Miles de $	527.219

04 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $	24.649

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA

Secretaría General de la Presidencia de la República

Modernización y Gobierno Electrónico (01)

PARTIDA	:	22
CAPÍTULO	:	01
PROGRAMA	:	04

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		**1.598.760**
09		**APORTE FISCAL**		**1.598.760**
	01	**Libre**		**1.598.760**
		GASTOS		**1.598.760**
21		**GASTOS EN PERSONAL**	02	**767.631**
22		**BIENES Y SERVICIOS DE CONSUMO**	03	**695.478**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**135.651**
	06	**Equipos Informáticos**		**5.150**
	07	**Programas Informáticos**	04	**130.501**

GLOSAS :

01 Antes del 31 de marzo de 2015 el Ministerio Secretaría General de la Presidencia de la República deberá informar a la Comisión Especial Mixta de Presupuestos sobre las metas, objetivos y cronograma de implementación de este programa para el precitado año. Trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, informará a dicha Comisión sobre el grado de cumplimiento de los objetivos y metas comprometidas.

02 Incluye:

d) Convenios con personas naturales

– Miles de $ 767.631

Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

03 Con cargo a estos recursos se podrán licitar estudios relativos a la expansión de la entrega de servicios públicos en línea a fin de facilitar la atención a los usuarios y promover la digitalización del sector público.

Copia de dichos estudios se remitirán a la Biblioteca del Congreso Nacional, dentro de los sesenta días siguientes a su recepción.

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA

Secretaría General de la Presidencia de la República

Consejo de Auditoría Interna General de Gobierno

PARTIDA	:	22
CAPÍTULO	:	01
PROGRAMA	:	05

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		1.239.037
09		APORTE FISCAL		1.239.027
	01	Libre		1.239.027
15		SALDO INICIAL DE CAJA		10
		GASTOS		1.239.037
21		GASTOS EN PERSONAL	01	1.087.281
22		BIENES Y SERVICIOS DE CONSUMO		150.201
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		1.545
	07	Programas Informáticos	02	1.545
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

02 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA

Secretaría General de la Presidencia de la República

Consejo Nacional de la Infancia

PARTIDA	:	22
CAPÍTULO	:	01
PROGRAMA	:	06

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		3.379.000
09		APORTE FISCAL		3.379.000
	01	Libre		3.379.000
		GASTOS		3.379.000
21		GASTOS EN PERSONAL	01	1.464.836
22		BIENES Y SERVICIOS DE CONSUMO		1.914.164

GLOSA :

01 Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

LEY DE PRESUPUESTOS
PARA EL AÑO 2015

PARTIDA 23

MINISTERIO PÚBLICO

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio Público
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	146.359.828
08	Otros Ingresos Corrientes	2.022.011
09	Aporte Fiscal	144.334.418
10	Venta de Activos No Financieros	3.399
	GASTOS	146.359.828
21	Gastos en Personal	97.938.905
22	Bienes y Servicios de Consumo	27.595.125
23	Prestaciones de Seguridad Social	505.479
24	Transferencias Corrientes	747.744
29	Adquisición de Activos No Financieros	958.647
31	Iniciativas de Inversión	18.613.928

MINISTERIO PÚBLICO

Ministerio Público

Ministerio Público (01, 02, 03, 04, 05)

PARTIDA	:	23
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**146.359.828**
08			**OTROS INGRESOS CORRIENTES**		**2.022.011**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**2.022.011**
09			**APORTE FISCAL**		**144.334.418**
	01		**Libre**		**144.334.418**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**3.399**
	03		**Vehículos**		**3.399**
			GASTOS		**146.359.828**
21			**GASTOS EN PERSONAL**		**97.938.905**
22			**BIENES Y SERVICIOS DE CONSUMO**		**27.595.125**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**505.479**
	01		**Prestaciones Previsionales**		**389.054**
	03		**Prestaciones Sociales del Empleador**		**116.425**
24			**TRANSFERENCIAS CORRIENTES**		**747.744**
	01		**Al Sector Privado**		**42.436**
		001	Becas Postgrado		42.436
	02		**Al Gobierno Central**		**705.308**
		001	Programa de Coordinación Reforma Judicial		705.308
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**958.647**
	03		**Vehículos**		**33.990**
	04		**Mobiliario y Otros**		**126.139**
	05		**Máquinas y Equipos**		**307.535**
	06		**Equipos Informáticos**		**258.530**
	07		**Programas Informáticos**		**232.453**
31			**INICIATIVAS DE INVERSIÓN**		**18.613.928**
	02		**Proyectos**		**18.613.928**

GLOSAS :

01 Incluye $ 2.653.683 miles, destinados a financiar gastos por concepto de aplicación del artículo 1° de la Ley Nº 19.640, Orgánica Constitucional del Ministerio Público, que corresponderá a la adopción de medidas para proteger a las víctimas y a los testigos.

02 El Ministerio Público deberá enviar semestralmente a la Comisión de Seguridad Ciudadana y Drogas de la Cámara de Diputados, a la Comisión de Constitución, Legislación, Justicia y Reglamento del Senado y a la Comisión Especial Mixta de Presupuestos, el detalle de las evaluaciones de los fiscales adjuntos y regionales, señalando los indicadores y mecanismos utilizados para realizar dicha evaluación, entidad encargada de realizarla y los resultados de la misma, con individualización de cada fiscal o funcionario del Ministerio Público y fiscalía o unidad de dicha entidad a la cual pertenece.
Asimismo, se deberá enviar semestralmente a las respectivas Comisiones, el resultado de los sumarios administrativos realizados a los funcionarios del Ministerio Público, una vez que estos ya hubieren concluido y no aplicare el secreto, con un detalle sistematizado respecto de las sanciones impuestas, sobreseimientos o absoluciones, según corresponda.

03 Trimestralmente el Ministerio Público enviará a la Comisión de Constitución, Legislación y Justicia de ambas Cámaras y a la Comisión Especial Mixta de Presupuestos una síntesis de los casos ingresados, desglosado por región, comuna y fiscal, indicando la

tasa de despacho (cuociente ingreso/término); tasa de judicialización distinguiendo entre suspensión condicional del procedimiento y sentencia definitiva explicitando el número de sentencias absolutorias y condenatorias; número de archivos provisionales; tiempo promedio de tramitación de los casos y número de víctimas afectadas. Respecto de cada indicador deberá precisarse su tasa de variación respecto al trimestre anterior.

Además, y en los mismos términos, deberá remitir una síntesis sobre las especies y valores incautados en causas criminales donde intervenga el Ministerio Público y que se encuentren a su cargo, con señalamiento de su monto y destino. Toda la información se deberá desglosar por unidades y divisiones de la Fiscalía Nacional, Fiscalías Regionales y Fiscalías Locales.

04 Trimestralmente, el Ministerio Público deberá enviar a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Constitución, Legislación y Justicia de ambas Cámaras, un informe sobre la cantidad e identidad de fiscales adjuntos ascendidos reglamentariamente con cargo al Subtítulo 21 y en conformidad al artículo 77, inciso segundo, de la ley N° 19.640, indicando respecto de cada proceso de ascenso la antigüedad del funcionario respectivo en la institución, la antigüedad en el grado y el promedio de notas anuales de todos los postulantes. Asimismo, se enviará una nómina idéntica respecto de los fiscales adjuntos que sean ascendidos por concurso público en conformidad al artículo 70 de la ley N° 19.640, agregándose la nota del examen escrito y oral de todos los postulantes al grado respectivo. Además, deberá informarse la identidad de los fiscales que lleven más de tres años en un mismo grado y el monto total de las asignaciones destinadas por el Fiscal Nacional para ascensos de fiscales adjuntos. Toda la información señalada será desglosada por unidades y divisiones de la Fiscalía Nacional, Fiscalías Regionales y Fiscalías Locales.

05 Trimestralmente, el Ministerio Público enviará a la Comisión de Constitución, Legislación y Justicia de ambas Cámaras y a la Comisión Especial Mixta de Presupuestos, la individualización de las metas institucionales fijadas para el año 2015, con la descripción de su contenido, resultados e índice de cumplimiento.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 24

MINISTERIO DE ENERGÍA

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio de Energía

Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	**127.473.744**
07	Ingresos de Operación	2.091.824
08	Otros Ingresos Corrientes	187.885
09	Aporte Fiscal	124.914.255
10	Venta de Activos No Financieros	9.739
12	Recuperación de Préstamos	269.971
15	Saldo Inicial de Caja	70
	GASTOS	**127.473.744**
21	Gastos en Personal	27.613.929
22	Bienes y Servicios de Consumo	14.712.523
23	Prestaciones de Seguridad Social	10
24	Transferencias Corrientes	72.350.741
25	Integros al Fisco	10.917
29	Adquisición de Activos No Financieros	1.497.664
31	Iniciativas de Inversión	921.850
33	Transferencias de Capital	10.021.900
34	Servicio de la Deuda	344.210

GLOSAS :

01 Asociada al subtítulo 21 "Gastos en Personal".
No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N°18.834, respecto de los empleos a contrata incluidos en las dotaciones máximas de esta Partida.

02 Asociada al Subtítulo 24 "Transferencias Corrientes"
El Ministerio entregará un informe trimestral a la Comisión Especial Mixta de Presupuestos acerca de las siguientes materias, programas y coberturas, en su caso: implementación de proyectos de todas las energías renovables no convencionales (ERNC), que hayan ingresado al sistema de evaluación de impacto ambiental o estén conectados a sistemas mayores; implementación de la ley de net metering; programas de ahorro y eficiencia energética; proyectos de leña y formalización gradual de ésta; estado de desarrollo de proyectos de infraestructura de transmisión eléctrica, y programas de colectores termosolares.
La información se entregará detallada por Región y localidad.

03 Prorrógase por el año 2015 lo señalado en el Artículo tercero transitorio de la Ley N° 20.776, que Modifica y Perfecciona la Ley que rige al Ministerio de Energía.

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio de Energía
Miles de $

Sub-Título	Clasificación Económica	Subsecretaría de Energía	Comisión Nacional de Energía	Comisión Chilena de Energía Nuclear	Superintendencia de Electricidad y Combustibles
	INGRESOS	99.597.156	4.989.393	11.300.384	11.586.811
07	Ingresos de Operación	–	1.304	2.090.520	–
08	Otros Ingresos Corrientes	90	1.416	145.640	40.739
09	Aporte Fiscal	99.597.026	4.985.955	8.788.302	11.542.972
10	Venta de Activos No Financieros	–	708	5.941	3.090
12	Recuperación de Préstamos	–	–	269.971	–
15	Saldo Inicial de Caja	40	10	10	10
	GASTOS	99.597.156	4.989.393	11.300.384	11.586.811
21	Gastos en Personal	8.383.064	3.066.498	7.338.230	8.826.137
22	Bienes y Servicios de Consumo	8.166.977	1.503.628	2.759.707	2.282.211
23	Prestaciones de Seguridad Social	–	–	10	–
24	Transferencias Corrientes	72.330.856	–	19.885	–
25	Integros al Fisco	–	–	10.917	–
29	Adquisición de Activos No Financieros	350.179	419.257	249.775	478.453
31	Iniciativas de Inversión	–	–	921.850	–
33	Transferencias de Capital	10.021.900	–	–	–
34	Servicio de la Deuda	344.180	10	10	10

MINISTERIO DE ENERGÍA

Subsecretaría de Energía

Subsecretaría de Energía (01, 02, 11, 12)

PARTIDA	:	24
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**69.312.422**
08			**OTROS INGRESOS CORRIENTES**		**30**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**10**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**69.312.382**
	01		**Libre**		**68.968.242**
	02		**Servicio de la Deuda Interna**		**344.140**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**69.312.422**
21			**GASTOS EN PERSONAL**	**03**	**7.702.170**
22			**BIENES Y SERVICIOS DE CONSUMO**	**04, 05**	**6.097.873**
24			**TRANSFERENCIAS CORRIENTES**		**54.823.200**
	02		**Al Gobierno Central**		**154.500**
		001	Comisión Nacional de Investigación Científica y Tecnológica	06	154.500
	03		**A Otras Entidades Públicas**		**54.668.700**
		009	Empresa Nacional del Petróleo	07,08	54.112.500
		010	Prospectiva y Política Energética	09	556.200
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**345.029**
	03		**Vehículos**		**101.970**
	04		**Mobiliario y Otros**		**19.440**
	05		**Máquinas y Equipos**		**11.330**
	06		**Equipos Informáticos**		**114.320**
	07		**Programas Informáticos**	**10**	**97.969**
34			**SERVICIO DE LA DEUDA**		**344.150**
	01		**Amortización Deuda Interna**		**259.639**
	03		**Intereses Deuda Interna**		**84.501**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 18

02 La Subsecretaría de Energía informará anualmente a la Comisión Especial Mixta de Presupuestos, respecto de los gastos en que esa entidad hubiere incurrido para el funcionamiento del Panel de Expertos, establecido en el artículo 212 del DFL N° 4, de 2006, del Ministerio de Economía, Fomento y Reconstrucción.

03 Incluye :

a) Dotación máxima de personal — 223

b) Horas extraordinarias año
– Miles de $ — 28.616

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 94.169
– En el exterior en Miles de $ — 46.390

d) Convenios con personas naturales
– Miles de $ — 1.053.870

Hasta 5 personas podrán tener la calidad de Agente Público para todos los efectos legales.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
– Nº de personas 38
– Miles de $ 530.978

04 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 34.778

05 Incluye $ 2.111.500 miles para Estudios relacionados con el Sector Energético. Los recursos para nuevos estudios se asignarán de acuerdo a la normativa vigente sobre esta materia.
Trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, el Ministerio de Energía remitirá a la Comisión Especial Mixta de Presupuestos información desagregada acerca del gasto, detallando los distintos estudios, ejecutores de los mismos, así como las áreas del sector energético contemplado en ellos.

06 Con cargo a estos recursos se financiará un programa para la formación de capital humano avanzado, establecido en la Agenda de Energía.
Antes del 31 de enero de 2015, el Ministerio de Energía remitirá a la Comisión Especial Mixta de Presupuestos las metas, objetivos y el mecanismo de evaluación de este programa. Adicionalmente, deberá enviar trimestralmente a dicha comisión un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

07 a) Con cargo a estos recursos se transferirá a la Empresa Nacional del Petróleo, ENAP, el aporte compensatorio que corresponda por el menor valor que obtenga por las ventas realizadas a la empresa distribuidora de gas de la Región de Magallanes y Antártica Chilena.
El monto a transferir lo determinará mensualmente la Comisión Nacional de Energía, según el procedimiento que establezca para tal efecto mediante Resolución visada por la Dirección de Presupuestos.
Para el fin señalado, se considerará el volumen de gas de producción propia de ENAP en la Región de Magallanes y Antártica Chilena facturado a la distribuidora, aplicado sobre la diferencia que resulte entre el costo unitario de producción de gas de ENAP y el precio establecido en el contrato de compraventa de gas, entre ENAP y la empresa distribuidora de gas, por una parte; y sobre la diferencia que resulte entre el precio establecido en el contrato de compraventa de gas, suscrito entre ENAP y la empresa distribuidora de gas, y el precio facturado por el gas por ENAP a dicha empresa distribuidora de gas por otra parte.
El costo unitario de producción de gas de ENAP, para efectos de los recursos a transferir, será definido por la Comisión Nacional de Energía en la Resolución antes mencionada.

b) En la eventualidad que la producción propia de ENAP en la cuenca de Magallanes no sea suficiente para suministrar las necesidades de gas de la empresa distribuidora de gas de la Región de Magallanes y Antártica Chilena, el monto a transferir a ENAP podrá considerar tanto el reembolso de los recursos adicionales que ella destine a la compra de gas como el pago del gas que ENAP haya adquirido a título de retribución en su calidad de partícipe de un CEOP, incluyendo transporte y otros costos asociados, necesarios para cumplir con tal suministro para la población de la Región de Magallanes y Antártica Chilena, sobre el precio facturado por el gas por parte de ENAP a la empresa distribuidora de gas.
Para estos fines, podrá considerarse: a) Todo o parte del gas proveniente de los CEOP, incluyendo: i) el gas de propiedad de ENAP en su calidad de partícipe del CEOP, ii) el gas de propiedad de los otros partícipes de dichos CEOP, iii) el gas de propiedad de contratistas de CEOP en que ENAP no sea partícipe, y iv) el porcentaje de gas de propiedad del Estado; b) Gas proveniente de fuera de la Región de Magallanes y Antártica Chilena.

Para estos efectos, y con cargo a los recursos señalados en esta asignación, se podrán efectuar aportes a ENAP, debiendo el Ministerio de Energía autorizar las transferencias en forma previa a las compras o adquisición de gas señaladas en el párrafo anterior, mediante uno o más decretos, suscritos además por el Ministerio de Hacienda, dictados en la forma dispuesta en el artículo 70 del D.L. Nº 1.263, de 1975.
En dichos decretos, además, se indicará el período de compra de gas o adquisición y las cantidades máximas de compra de gas que podrán financiarse mediante esta transferencia, durante dicho período.
El Ministerio de Energía informará trimestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del trimestre respectivo, acerca de las transferencias realizadas a ENAP con el respectivo detalle de las compras efectuadas y de la facturación a la empresa distribuidora de gas.

c) Por decreto fundado del Ministerio de Energía, visado por la Dirección de Presupuestos podrá incrementarse hasta en un 5% los recursos considerados en esta asignación.
d) Se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de los proyectos de eficiencia energética y del uso del gas en Magallanes.

08 Antes del 31 de agosto de 2015, el Ministerio de Energía deberá enviar a la Comisión Especial Mixta de Presupuestos información sobre la situación financiera de ENAP, indicando sus compromisos de recursos y garantías, su patrimonio propio y los aportes fiscales que recibe.

09 Las instituciones receptoras de recursos deberán suscribir convenios con la Subsecretaría de Energía, en los cuales se fijarán los objetivos de cada iniciativa.
Se podrán transferir recursos al Sector Privado, ejecutarse directamente por el propio Servicio y/o por Organismos e Instituciones del Sector Público, los que no ingresarán a sus presupuestos tratándose de Instituciones incluidas en esta ley.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

11 Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos respecto de los avances en materia de estudios sobre cuencas.

12 Anualmente se informarán a la Comisión Especial Mixta de Presupuestos los estudios realizados para buscar alternativas de solución al problema energético de la Región de Magallanes y Antártica Chilena.

MINISTERIO DE ENERGÍA

Subsecretaría de Energía

Apoyo al Desarrollo de Energías Renovables No Convencionales (05)

PARTIDA : 24
CAPÍTULO : 01
PROGRAMA : 03

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**13.168.611**
08			**OTROS INGRESOS CORRIENTES**		**20**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**13.168.581**
	01		**Libre**		**13.168.581**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**13.168.611**
21			**GASTOS EN PERSONAL**		**174.668**
22			**BIENES Y SERVICIOS DE CONSUMO**		**21.630**
24			**TRANSFERENCIAS CORRIENTES**		**11.530.303**
	02		**Al Gobierno Central**	**01**	**2.820.040**
		002	Corporación de Fomento de la Producción		1.554.378
		004	Comité Innova Chile		1.265.662
	03		**A Otras Entidades Públicas**		**8.710.263**
		003	Apoyo al Desarrollo de Energías Renovables no Convencionales	02	1.105.263
		008	Proyectos Energías Renovables no Convencionales	03	7.605.000
33			**TRANSFERENCIAS DE CAPITAL**		**1.442.000**
	02		**Al Gobierno Central**		**1.442.000**
		001	Subsecretaría de Vivienda y Urbanismo	04	1.442.000
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Estos recursos se transferirán previa firma de convenio entre la Subsecretaría de Energía y los Organismos receptores.
Con cargo a la Transferencia a la Corporación de Fomento de la Producción, para el funcionamiento del Centro Nacional para la Innovación y Fomento de las Energías Sustentables (CIFES), se podrá destinar hasta un máximo de $ 992.781 miles para Gastos de Personal y hasta $ 561.597 miles para Bienes y Servicios de Consumo.

02 Las instituciones receptoras de recursos deberán suscribir convenios con la Subsecretaría de Energía, en los cuales se fijarán los objetivos de cada componente o actividad. Se considerarán todo tipo de energías renovables no convencionales, tales como eólica, solar, geotérmica, pequeñas centrales hidroeléctricas, mareomotriz y bioenergías.
Se podrán transferir recursos al Sector Privado, ejecutarse directamente por el propio Servicio y/o por Organismos e Instituciones del Sector Público, los que no ingresarán a sus presupuestos tratándose de Instituciones incluidas en esta ley.
Se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de los proyectos comunitarios y de cooperativas eléctricas, si los hubiere.

03 Durante el año 2015, la Subsecretaría de Energía podrá realizar todos los actos administrativos que resulten necesarios para desarrollar programas y proyectos pilotos específicos, en energías renovables no convencionales (ERNC), tales como Planta de Concentración Solar, Subsidios para líneas de transmisión eléctrica para proyectos de ERNC, Subsidios para la exploración profunda de recursos geotérmicos y otros, los que en su conjunto podrán comprometer hasta US$ 59,7 millones y cuyo pago a partir del año 2016 no podrá exceder de US$ 13,0 millones anuales.

La implementación de los programas y proyectos pilotos específicos que se decida ejecutar, se determinará mediante concursos públicos.

Los proyectos y programas a financiar y su cronograma de gastos deberán ser autorizados previamente por uno o más decretos del Ministerio de Energía, suscritos además por el Ministerio de Hacienda, dictados en la forma dispuesta en el artículo 70 del D.L. Nº 1.263 de 1975.

Se podrán transferir recursos al Sector Privado, ejecutarse directamente por el propio Servicio y/o por Organismos e Instituciones del Sector Público. Las instituciones receptoras de recursos deberán suscribir convenios con la Subsecretaría de Energía, en los cuales se fijarán los objetivos de cada componente o actividad.

Los recursos transferidos a Instituciones incluidas en esta Ley no se incorporarán a sus presupuestos, sin perjuicio de lo cual deberán rendir cuenta de su utilización a la Contraloría General de la República.

Se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de los proyectos comunitarios y de cooperativas eléctricas, si los hubiere.

04 Estos recursos se destinarán a financiar un subsidio para la instalación de Sistemas Solares Térmicos, de los Programas de Reconstrucción de Valparaíso y del Norte Grande. El Ministerio de Energía, remitirá a la Comisión Especial Mixta de Presupuestos un cronograma con la implementación y puesta en marcha de la instalación de dichos Sistemas, así como el mecanismo de evaluación de los señalados programas. Adicionalmente, deberá enviar trimestralmente a dicha comisión un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.

05 Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos respecto de los avances en materia de participación ciudadana y de ordenamiento territorial.

MINISTERIO DE ENERGÍA

Subsecretaría de Energía

Programa Energización Rural y Social

PARTIDA	:	24
CAPÍTULO	:	01
PROGRAMA	:	04

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**5.183.834**
08			**OTROS INGRESOS CORRIENTES**		**20**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**5.183.804**
	01		**Libre**		**5.183.804**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**5.183.834**
21			**GASTOS EN PERSONAL**	01	**181.774**
22			**BIENES Y SERVICIOS DE CONSUMO**		**71.522**
24			**TRANSFERENCIAS CORRIENTES**		**2.061.978**
	03		**A Otras Entidades Públicas**		**2.061.978**
		004	Aplicación Programa Energización Rural y Social	02	2.061.978
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**5.150**
	05		**Máquinas y Equipos**		**5.150**
33			**TRANSFERENCIAS DE CAPITAL**		**2.863.400**
	02		**Al Gobierno Central**		**2.863.400**
		002	Subsecretaría de Desarrollo Regional y Administrativo - Programa 05	03	2.863.400
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Hasta 6 personas podrán tener la calidad de Agente Público para todos los efectos legales.

02 Las instituciones receptoras de recursos deberán suscribir convenios con la Subsecretaría de Energía, en los cuales se fijarán los objetivos de cada componente o actividad. Se considerarán todo tipo de energías renovables no convencionales, tales como eólica, solar, geotérmica, pequeñas centrales hidroeléctricas, mareomotriz y bioenergías.
Se podrán transferir recursos al Sector Privado, ejecutarse directamente por el propio Servicio y/o por Organismos e Instituciones del Sector Público, los que no ingresarán a sus presupuestos tratándose de Instituciones incluidas en esta ley.
La Subsecretaría de Energía publicará trimestralmente en su página web los convenios suscritos para el desarrollo del Programa de Energización Rural y Social correspondientes al año 2015.
Se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de los proyectos comunitarios y de cooperativas eléctricas, si los hubiere.

03 Con cargo a estos recursos se podrán financiar iniciativas de inversión que digan relación con generación de energía, mejoramiento del suministro energético para localidades aisladas e islas, y proyectos de electrificación rural.
Los procedimientos de entrega de estos Recursos se establecerán mediante convenios entre el Ministerio de Energía y la Subsecretaría de Desarrollo Regional y Administrativo.
Antes del 31 de enero de 2015, el Ministerio de Energía remitirá a la Comisión Especial Mixta de Presupuestos las metas, objetivos y el mecanismo de evaluación de este Programa. Adicionalmente, deberá enviar trimestralmente a dicha comisión un informe detallado sobre el grado de cumplimiento de las metas propuestas y el estado de ejecución de sus recursos.
Asimismo, se informará trimestralmente a la Quinta Subcomisión Especial Mixta de Presupuestos acerca de los proyectos comunitarios y de cooperativas eléctricas, si los hubiere.

MINISTERIO DE ENERGÍA

Subsecretaría de Energía

Plan de Acción de Eficiencia Energética (01, 02)

PARTIDA	:	24
CAPÍTULO	:	01
PROGRAMA	:	05

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**11.932.289**
08			**OTROS INGRESOS CORRIENTES**		**20**
	02		**Multas y Sanciones Pecuniarias**		**10**
	99		**Otros**		**10**
09			**APORTE FISCAL**		**11.932.259**
	01		**Libre**		**11.932.259**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**11.932.289**
21			**GASTOS EN PERSONAL**	**03**	**324.452**
22			**BIENES Y SERVICIOS DE CONSUMO**		**1.975.952**
24			**TRANSFERENCIAS CORRIENTES**		**3.915.375**
	01		**Al Sector Privado**		**2.333.089**
		006	Agencia Chilena de Eficiencia Energética	04	2.333.089
	03		**A Otras Entidades Públicas**		**1.582.286**
		006	Aplicación Plan de Acción de Eficiencia Energética	05	1.582.286
33			**TRANSFERENCIAS DE CAPITAL**		**5.716.500**
	01		**Al Sector Privado**		**5.716.500**
		001	Agencia Chilena de Eficiencia Energética	04	5.716.500
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Antes del 31 de julio de 2015, la Subsecretaría de Energía deberá enviar a la Comisión Especial Mixta de Presupuestos un informe donde se dé cuenta de la ejecución de los recursos asignados a este Programa, las metas anuales y de mediano plazo y la forma de evaluarlas.

02 A más tardar el 30 de abril de 2015, el Ministerio de Energía deberá informar a la Comisión Especial Mixta de Presupuestos sobre las líneas de acción desarrolladas, el cronograma de implementación y aspectos técnicos generales relacionados con el ejercicio de la facultad establecida en la letra h) del artículo 4° del decreto ley N° 2.224, de 1978.

03 Incluye :

a) Dotación máxima de personal — 4

b) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 25.750

c) Convenios con personas naturales
– Miles de $ — 169.950

04 Estos recursos se transferirán previa firma de uno o más convenios entre la Subsecretaría de Energía y la Agencia Chilena de Eficiencia Energética.
Dichos convenios especificarán montos, plazos y objetivos específicos de los proyectos, programas y actividades a financiar.
Respecto de la transferencia de recursos, el Convenio considerará programas de caja mensuales contra rendición de gastos.

Con cargo a dichos recursos podrán ejecutarse todo tipo de gastos, incluidos Gastos en Personal y Bienes y Servicios de Consumo, los que en total no podrán exceder de $ 1.178.709 miles.

Copia de los Convenios señalados precedentemente, se remitirán a la Dirección de Presupuestos en el mismo mes de su total tramitación y trimestralmente se deberá informar a la misma, tanto como a la Comisión Especial Mixta de Presupuestos, respecto de la ejecución de los recursos traspasados.

Se deberá remitir a la Biblioteca del Congreso Nacional, en soporte electrónico, una copia de los informes derivados de estudios e investigaciones, dentro de los 60 días siguientes a la recepción de su informe final.

05 Las instituciones receptoras de recursos deberán suscribir convenios con la Subsecretaría de Energía, en los cuales se fijarán los objetivos de cada componente o actividad. Se considerarán todo tipo de iniciativas relacionadas con la diversificación, ahorro y uso eficiente de la energía.

Se podrán transferir recursos al Sector Privado, ejecutarse directamente por el propio Servicio y/o por Organismos e Instituciones del Sector Público, los que no ingresarán a sus presupuestos tratándose de Instituciones incluidas en esta Ley.

MINISTERIO DE ENERGÍA

Comisión Nacional de Energía

Comisión Nacional de Energía (01)

PARTIDA	:	24
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		4.989.393
07		INGRESOS DE OPERACIÓN		1.304
08		OTROS INGRESOS CORRIENTES		1.416
	01	Recuperaciones y Reembolsos por Licencias Médicas		708
	99	Otros		708
09		APORTE FISCAL		4.985.955
	01	Libre		4.985.955
10		VENTA DE ACTIVOS NO FINANCIEROS		708
	04	Mobiliario y Otros		708
15		SALDO INICIAL DE CAJA		10
		GASTOS		4.989.393
21		GASTOS EN PERSONAL	02	3.066.498
22		BIENES Y SERVICIOS DE CONSUMO	03, 04	1.503.628
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		419.257
	04	Mobiliario y Otros		5.197
	06	Equipos Informáticos		46.350
	07	Programas Informáticos	05	367.710
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos — 2

02 Incluye :

a) Dotación máxima de personal — 72

Mediante Decreto fundado del Ministro de Energía, se podrá establecer el orden de subrogación legal del cargo de Secretario Ejecutivo de la Comisión Nacional de Energía, en funcionarios contratados que se encuentren desempeñando funciones de carácter directivo.

b) Horas extraordinarias año

– Miles de $ — 19.265

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 12.380

– En el exterior en Miles de $ — 18.038

d) Convenios con personas naturales

– Miles de $ — 60.208

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas — 3

– Miles de $ — 24.339

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ — 22.938

04 Incluye:
  a) $ 496.075 miles para estudios relacionados con el Sector Energético.
  b) $ 394.874 miles, destinados exclusivamente para estudios que se desprendan de la Agenda de Energía.
  c) En ambos casos, los recursos para nuevos estudios se asignarán de acuerdo a la normativa vigente sobre esta materia, y trimestralmente, dentro de los treinta días siguientes al término del trimestre respectivo, la Comisión Nacional de Energía informará a la Comisión Especial Mixta de Presupuestos sobre los estudios contratados.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE ENERGÍA

Comisión Chilena de Energía Nuclear

Comisión Chilena de Energía Nuclear (01)

PARTIDA	:	24
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**11.300.384**
07			**INGRESOS DE OPERACIÓN**		**2.090.520**
08			**OTROS INGRESOS CORRIENTES**		**145.640**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**81.734**
	99		**Otros**		**63.906**
09			**APORTE FISCAL**		**8.788.302**
	01		**Libre**		**8.788.302**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**5.941**
	03		**Vehículos**		**5.941**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**269.971**
	10		**Ingresos por Percibir**		**269.971**
15			**SALDO INICIAL DE CAJA**		**10**
			GASTOS		**11.300.384**
21			**GASTOS EN PERSONAL**	02	**7.338.230**
22			**BIENES Y SERVICIOS DE CONSUMO**	03	**2.759.707**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**10**
	03		**Prestaciones Sociales del Empleador**		**10**
24			**TRANSFERENCIAS CORRIENTES**		**19.885**
	07		**A Organismos Internacionales**		**19.885**
		001	Organismo Internacional de Energía Atómica - OIEA		19.885
25			**INTEGROS AL FISCO**		**10.917**
	01		**Impuestos**		**10.917**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**249.775**
	03		**Vehículos**		**38.625**
	05		**Máquinas y Equipos**		**103.000**
	06		**Equipos Informáticos**		**21.630**
	07		**Programas Informáticos**	04	**86.520**
31			**INICIATIVAS DE INVERSIÓN**		**921.850**
	02		**Proyectos**		**921.850**
34			**SERVICIO DE LA DEUDA**		**10**
	07		**Deuda Flotante**		**10**

GLOSAS :

01 Dotación máxima de vehículos — 30

02 Incluye :

a) Dotación máxima de personal — 333

Las resoluciones de la Comisión Chilena de Energía Nuclear, para los efectos de lo dispuesto en el Artículo 1° letra b del Decreto Nº 48, de 1988, del Ministerio de Minería, no requerirán visación del Ministerio de Hacienda.

b) Horas extraordinarias año

– Miles de $ — 88.111

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ — 26.812

– En el exterior en Miles de $ — 81.677

d) Convenios con personas naturales
   – Miles de $ 84.471

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
   – Nº de personas 13
   – Miles de $ 153.768

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 47.169

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DE ENERGÍA

Superintendencia de Electricidad y Combustibles

Superintendencia de Electricidad y Combustibles (01)

PARTIDA	:	24
CAPÍTULO	:	04
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa Nº	Moneda Nacional Miles de $
		INGRESOS		11.586.811
08		OTROS INGRESOS CORRIENTES		40.739
	01	Recuperaciones y Reembolsos por Licencias Médicas		37.132
	99	Otros		3.607
09		APORTE FISCAL		11.542.972
	01	Libre		11.542.972
10		VENTA DE ACTIVOS NO FINANCIEROS		3.090
	03	Vehículos		3.090
15		SALDO INICIAL DE CAJA		10
		GASTOS		11.586.811
21		GASTOS EN PERSONAL	02	8.826.137
22		BIENES Y SERVICIOS DE CONSUMO	03	2.282.211
29		ADQUISICIÓN DE ACTIVOS NO FINANCIEROS		478.453
	03	Vehículos		32.614
	04	Mobiliario y Otros		54.075
	05	Máquinas y Equipos		21.500
	06	Equipos Informáticos		85.490
	07	Programas Informáticos	04	284.774
34		SERVICIO DE LA DEUDA		10
	07	Deuda Flotante		10

GLOSAS :

01 Dotación máxima de vehículos 30

02 Incluye :

a) Dotación máxima de personal 346

b) Horas extraordinarias año

– Miles de $ 21.169

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 41.036

– En el exterior en Miles de $ 1.448

d) Convenios con personas naturales

– Miles de $ 159.256

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ 67.683

04 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS PARA EL AÑO 2015

PARTIDA 25

MINISTERIO DEL MEDIO AMBIENTE

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio del Medio Ambiente
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	44.362.990
08	Otros Ingresos Corrientes	183.313
09	Aporte Fiscal	44.176.677
15	Saldo Inicial de Caja	3.000
	GASTOS	44.362.990
21	Gastos en Personal	23.891.059
22	Bienes y Servicios de Consumo	11.048.324
24	Transferencias Corrientes	7.068.623
29	Adquisición de Activos No Financieros	1.836.984
31	Iniciativas de Inversión	515.000
34	Servicio de la Deuda	3.000

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Medio Ambiente

Miles de $

Sub-Título	Clasificación Económica	Subsecretaría del Medio Ambiente	Servicio de Evaluación Ambiental	Superintendencia del Medio Ambiente
	INGRESOS	27.153.585	11.161.650	6.047.755
08	Otros Ingresos Corrientes	99.527	77.989	5.797
09	Aporte Fiscal	27.053.058	11.082.661	6.040.958
15	Saldo Inicial de Caja	1.000	1.000	1.000
	GASTOS	27.153.585	11.161.650	6.047.755
21	Gastos en Personal	11.790.847	7.799.880	4.300.332
22	Bienes y Servicios de Consumo	8.327.809	1.742.172	978.343
24	Transferencias Corrientes	5.276.085	1.327.765	464.773
29	Adquisición de Activos No Financieros	1.242.844	290.833	303.307
31	Iniciativas de Inversión	515.000	-	-
34	Servicio de la Deuda	1.000	1.000	1.000

MINISTERIO DEL MEDIO AMBIENTE
Subsecretaría del Medio Ambiente
Subsecretaría del Medio Ambiente (01, 12, 13)

PARTIDA	:	25
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**27.153.585**
08			**OTROS INGRESOS CORRIENTES**		**99.527**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**97.641**
	99		**Otros**		**1.886**
09			**APORTE FISCAL**		**27.053.058**
	01		**Libre**		**27.053.058**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**27.153.585**
21			**GASTOS EN PERSONAL**	**02**	**11.790.847**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03, 04**	**8.327.809**
24			**TRANSFERENCIAS CORRIENTES**		**5.276.085**
	01		**Al Sector Privado**		**5.050.714**
		001	Instituciones Colaboradoras	05	391.400
		003	Programa Recambio de Artefactos de Combustión a Leña y de Secado de Leña	06	3.346.589
		004	Fondo de Protección Ambiental		1.076.855
		005	Planes de Recuperación Ambiental	07	235.870
	03		**A Otras Entidades Públicas**	**08**	**196.581**
		004	Certificación Ambiental Municipal		117.796
		009	Modelo de Pronóstico de Calidad del Aire en la Región Metropolitana	09	78.785
	07		**A Organismos Internacionales**		**28.790**
		001	Infraestructura Mundial de Información en Biodiversidad (GBIF)		9.270
		002	Plataforma Intergubernamental sobre Biodiversidad y Servicios de los Ecosistemas (IPBES)		7.426
		003	Programa de las Naciones Unidas para el Medio Ambiente (PNUMA)		6.047
		004	Organización para la Cooperación y el Desarrollo Económico (OCDE)		6.047
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**1.242.844**
	03		**Vehículos**		**38.223**
	04		**Mobiliario y Otros**		**7.998**
	05		**Máquinas y Equipos**		**566.670**
	06		**Equipos Informáticos**		**351.235**
	07		**Programas Informáticos**	**10**	**278.718**
31			**INICIATIVAS DE INVERSIÓN**	**11**	**515.000**
	02		**Proyectos**		**515.000**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 19

02 Incluye :

a) Dotación máxima de personal 441

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del jefe de Servicio, en la que deberá precisarse las referidas funciones.

Dicho personal no podrá exceder de 46 funcionarios, además del requerido para la subrogación del Secretario Regional Ministerial respectivo.

b) Horas extraordinarias año
 – Miles de $ 62.826

c) Autorización máxima para gastos en viáticos
 – En territorio nacional en Miles de $ 152.292
 – En el exterior en Miles de $ 51.641

d) Convenios con personas naturales
 – Miles de $ 641.807

 Las personas que se contraten con cargo a estos recursos, podrán tener la calidad de agentes públicos para todos los efectos legales, conforme a lo que se establezca en los respectivos contratos.

 Los convenios celebrados con privados deberán ser publicados en el sitio web de la Subsecretaría. Asimismo deberá informar a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos, y los objetivos alcanzados.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:
 – Nº de personas 32
 – Miles de $ 327.427

03 Incluye :
Capacitación y perfeccionamiento, Ley Nº 18.575
– Miles de $ 98.939

04 a) Incluye $ 1.998.208 miles para la realización de estudios medioambientales.

b) Incluye $ 1.488.546 miles para la elaboración de Planes de Descontaminación Ambiental y $ 811.640 miles para la elaboración de Planes de Recuperación Ambiental. La Subsecretaría del Medio Ambiente deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre la utilización de estos recursos y los avances de dichos planes de descontaminación.

05 A estos recursos podrán postular personas jurídicas del sector privado que no persigan fines de lucro. En el convenio que se suscriba al efecto se deberá estipular, a lo menos, las acciones a desarrollar y las metas, plazos y la forma de rendir cuenta del uso de los recursos.

Incluye $ 300.000 miles para el cumplimiento del convenio entre la Subsecretaría del Medio Ambiente y la Fundación Sendero de Chile, el que deberá ser visado por la Dirección de Presupuestos. En el convenio que se suscriba al efecto se deberá estipular, a lo menos, las acciones a desarrollar, metas, plazos y la forma de rendir cuenta del uso de los recursos.

Los convenios serán publicados en la página web de la institución y de la organización receptora, la que deberá, además, publicar en igual medio, información sobre sus estados financieros, balance y memoria anual de sus actividades.

La precitada información deberá remitirse trimestralmente a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al término del período respectivo.

06 Con cargo a estos recursos se financiará el incentivo al recambio de calefactores, además de los gastos de operación que requiera su ejecución, incluidos los de personal. Asimismo, se podrán celebrar convenios de colaboración y cooperación con organismos o fundaciones que ejecuten e implementen incentivos para el recambio de artefactos a leña, por sistemas de calefacción más limpios y eficientes.

La Subsecretaría del Medio Ambiente enviará semestralmente, dentro de los treinta días siguientes al término del período respectivo, un informe a la Comisión Especial Mixta de Presupuestos con el estado de ejecución de este Programa durante el semestre anterior. De todo ello deberá informarse también a través del sitio web del Ministerio. Asimismo, la Subsecretaría del Medio Ambiente deberá informar a la Comisión Especial Mixta de Presupuestos, a más tardar el 30 de enero, acerca de las metas, objetivos y el mecanismo de evaluación de este Programa. Adicionalmente, deberá enviar trimestralmente a dicha Comisión, un informe detallado sobre el grado de cumplimiento de las metas propuestas, el estado de ejecución y la distribución regional de sus recursos, el listado de las comunas beneficiadas y los criterios de priorización utilizados.

Del mismo modo, la Subsecretaría informará trimestralmente a la Comisión Especial Mixta de Presupuestos acerca de las empresas que postulen al recambio de artefactos. Con la misma periodicidad, además, le informará sobre el número de artefactos que hayan sido recambiados, reciclados y chatarrizados, según corresponda.

07 Con cargo a estos recursos se financiará la elaboración de Planes para Zonas de Recuperación Ambiental con la participación de todos los actores involucrados en dichas zonas. Para tal efecto, se suscribirá convenio con la Fundación Chile, el que será visado por la Dirección de Presupuestos.
El convenio será publicado en la página web de la institución y de la organización receptora, la que deberá, además, publicar en igual medio, información sobre sus estados financieros, balance y memoria anual de sus actividades.

08 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluidos los de personal, que demande la ejecución de los programas asociados a este ítem. Los gastos de este ítem, así como sus justificaciones deberán ser informadas en los sitios web del Ministerio así como en los de cada institución beneficiaria.

09 Se podrán destinar recursos a convenios de colaboración y cooperación con otros organismos del Sector Público, los que no se incorporarán a los presupuestos de los organismos receptores.
Antes del 31 de marzo de 2015 el Ministerio del Medio Ambiente deberá enviar a la Comisión Especial Mixta de Presupuestos un informe en el que se dé cuenta detallada de este Programa, de sus metas y objetivos, y de sus mecanismos de evaluación. Asimismo, enviará semestralmente, dentro de los treinta días siguientes al término del período respectivo, un informe a dicha Comisión con el estado de ejecución de este programa durante el semestre anterior.

10 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

11 La Subsecretaría del Medio Ambiente deberá informar a la Comisión Especial Mixta de Presupuestos, a más tardar el 30 de enero, acerca de la distribución de los recursos, las metas, objetivos y el mecanismo de evaluación aplicable.

12 El Ministerio del Medio Ambiente deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos, a la Comisión de Medio Ambiente y Bienes Nacionales del Senado y a la Comisión de Medio Ambiente y Recursos Naturales de la Cámara de Diputados, todos los accidentes medioambientales ocasionados por empresas públicas o privadas y, junto con ello, deberá emitir informe sobre las medidas de mitigación y compensación adoptadas.

13 La Subsecretaría del Medio Ambiente deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos, a la Comisión de Medio Ambiente y Bienes Nacionales del Senado y a la Comisión de Medio Ambiente y Recursos Naturales de la Cámara de Diputados, los avances y metas de los planes de descontaminación a que hace alusión este programa.

MINISTERIO DEL MEDIO AMBIENTE

Servicio de Evaluación Ambiental

Servicio de Evaluación Ambiental (01)

PARTIDA	:	25
CAPÍTULO	:	02
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa N°	Moneda Nacional Miles de $
			INGRESOS		**11.161.650**
08			**OTROS INGRESOS CORRIENTES**		**77.989**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**75.669**
	99		**Otros**		**2.320**
09			**APORTE FISCAL**		**11.082.661**
	01		**Libre**		**11.082.661**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**11.161.650**
21			**GASTOS EN PERSONAL**	**02**	**7.799.880**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**1.742.172**
24			**TRANSFERENCIAS CORRIENTES**		**1.327.765**
	03		**A Otras Entidades Públicas**	**04**	**1.327.765**
		200	Administración de Procesos de Evaluación de Impacto Ambiental		899.164
		300	Administración Sistema SEIA Electrónico		428.601
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**290.833**
	03		**Vehículos**		**50.374**
	04		**Mobiliario y Otros**		**10.296**
	05		**Máquinas y Equipos**		**5.943**
	06		**Equipos Informáticos**		**119.047**
	07		**Programas Informáticos**	**05**	**105.173**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos 17

02 Incluye :

a) Dotación máxima de personal 311

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del jefe de Servicio, en la que deberá precisarse las referidas funciones.

Dicho personal no podrá exceder de 16 funcionarios, además del requerido para la subrogación del Director Regional respectivo.

b) Horas extraordinarias año

– Miles de $ 12.425

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 25.159

– En el exterior en Miles de $ 4.094

d) Convenios con personas naturales

– Miles de $ 9.731

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:

– N° de personas 24

– Miles de $ 324.748

03 Incluye :
Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ 76.979

04 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluidos los de personal, que demande la ejecución de los programas asociados a este ítem. Se informará trimestralmente a la Comisión Especial Mixta de Presupuestos de los gastos incurridos con cargo a este ítem. La precitada información se remitirá dentro de los treinta días siguientes al término del respectivo trimestre. Los gastos serán informados a la Comisión de Medio Ambiente de la Cámara de Diputados y en el sitio web del Servicio.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

MINISTERIO DEL MEDIO AMBIENTE

Superintendencia del Medio Ambiente

Superintendencia del Medio Ambiente (01)

PARTIDA	:	25
CAPÍTULO	:	03
PROGRAMA	:	01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**6.047.755**
08			**OTROS INGRESOS CORRIENTES**		**5.797**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**4.767**
	99		**Otros**		**1.030**
09			**APORTE FISCAL**		**6.040.958**
	01		**Libre**		**6.040.958**
15			**SALDO INICIAL DE CAJA**		**1.000**
			GASTOS		**6.047.755**
21			**GASTOS EN PERSONAL**	**02**	**4.300.332**
22			**BIENES Y SERVICIOS DE CONSUMO**	**03**	**978.343**
24			**TRANSFERENCIAS CORRIENTES**		**464.773**
	03		**A Otras Entidades Públicas**		**464.773**
		001	Programas de Fiscalización Ambiental	04	464.773
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**303.307**
	03		**Vehículos**		**46.350**
	04		**Mobiliario y Otros**		**24.413**
	05		**Máquinas y Equipos**		**3.876**
	06		**Equipos Informáticos**		**22.771**
	07		**Programas Informáticos**	**05**	**205.897**
34			**SERVICIO DE LA DEUDA**		**1.000**
	07		**Deuda Flotante**		**1.000**

GLOSAS :

01 Dotación máxima de vehículos — 10

02 Incluye :

a) Dotación máxima de personal — 128

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del jefe de Servicio, en la que deberá precisarse las referidas funciones.

Dicho personal no podrá exceder de 14 funcionarios.

b) Horas extraordinarias año
- Miles de $ — 17.961

c) Autorización máxima para gastos en viáticos
- En territorio nacional en Miles de $ — 59.483
- En el exterior en Miles de $ — 8.252

d) Convenios con personas naturales
- Miles de $ — 126.920

03 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575
- Miles de $ — 55.624

04 Con cargo a estos recursos se podrá financiar todo tipo de gastos, incluidos los de personal, que sean estrictamente necesarios para la ejecución del programa. El monto de gasto en personal que se financia será hasta $ 259.550 miles.

Los gastos asociados a este ítem serán informados a la Comisión de Medio Ambiente de la Cámara de Diputados y en el sitio web de la Superintendencia.
La Superintendencia anualmente informará a la Comisión Especial Mixta de Presupuestos respecto de la utilización de estos recursos, especificando los servicios o bienes adquiridos.
Asimismo, deberá informar a dicha Comisión, a más tardar el 30 de enero, acerca de las metas, objetivos y el mecanismo de evaluación de estos Programas.

05 Anualmente se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

LEY DE PRESUPUESTOS
PARA EL AÑO 2015

PARTIDA 26

MINISTERIO DEL DEPORTE

LEY DE PRESUPUESTOS AÑO 2015
Partida : Ministerio del Deporte
Miles de $

Sub-Título	Clasificación Económica	Total
	INGRESOS	131.091.864
05	Transferencias Corrientes	12.656.147
06	Rentas de la Propiedad	4.713
07	Ingresos de Operación	2.268.361
08	Otros Ingresos Corrientes	778.859
09	Aporte Fiscal	113.543.014
10	Venta de Activos No Financieros	4.893
12	Recuperación de Préstamos	1.235.877
15	Saldo Inicial de Caja	600.000
	GASTOS	131.091.864
21	Gastos en Personal	16.639.985
22	Bienes y Servicios de Consumo	8.281.899
23	Prestaciones de Seguridad Social	37.488
24	Transferencias Corrientes	51.649.939
25	Integros al Fisco	348.967
29	Adquisición de Activos No Financieros	1.273.353
31	Iniciativas de Inversión	26.944.195
33	Transferencias de Capital	25.906.038
34	Servicio de la Deuda	10.000

LEY DE PRESUPUESTOS AÑO 2015

Partida : Ministerio del Deporte

Miles de $

Sub-Título	Clasificación Económica	Subsecretaría del Deporte	Instituto Nacional de Deportes
	INGRESOS	5.570.409	125.521.455
05	Transferencias Corrientes	–	12.656.147
06	Rentas de la Propiedad	–	4.713
07	Ingresos de Operación	–	2.268.361
08	Otros Ingresos Corrientes	–	778.859
09	Aporte Fiscal	5.570.409	107.972.605
10	Venta de Activos No Financieros	–	4.893
12	Recuperación de Préstamos	–	1.235.877
15	Saldo Inicial de Caja	–	600.000
	GASTOS	5.570.409	125.521.455
21	Gastos en Personal	3.789.272	12.850.713
22	Bienes y Servicios de Consumo	1.352.618	6.929.281
23	Prestaciones de Seguridad Social	–	37.488
24	Transferencias Corrientes	–	51.649.939
25	Integros al Fisco	–	348.967
29	Adquisición de Activos No Financieros	428.519	844.834
31	Iniciativas de Inversión	–	26.944.195
33	Transferencias de Capital	–	25.906.038
34	Servicio de la Deuda	–	10.000

MINISTERIO DEL DEPORTE

Subsecretaría del Deporte

Subsecretaría del Deporte (01)

PARTIDA	:	26
CAPÍTULO	:	01
PROGRAMA	:	01

Sub-Título	Ítem	Denominaciones	Glosa N°	Moneda Nacional Miles de $
		INGRESOS		**5.570.409**
09		**APORTE FISCAL**		**5.570.409**
	01	**Libre**		**5.570.409**
		GASTOS		**5.570.409**
21		**GASTOS EN PERSONAL**	02	**3.789.272**
22		**BIENES Y SERVICIOS DE CONSUMO**	03	**1.352.618**
29		**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**428.519**
	04	**Mobiliario y Otros**		**55.966**
	05	**Máquinas y Equipos**		**27.137**
	06	**Equipos Informáticos**		**119.176**
	07	**Programas Informáticos**		**226.240**

GLOSAS :

01 Dotación máxima de vehículos — 18

02 Incluye :

a) Dotación máxima de personal — 114

No regirá la limitación establecida en el inciso segundo del artículo 9° de la Ley N° 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen, mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse las referidas funciones. Dicho personal no podrá exceder de 18 funcionarios, además del requerido para la subrogancia del Secretario Regional Ministerial respectivo.

b) Horas extraordinarias año
– Miles de $ — 35.544

c) Autorización máxima para gastos en viáticos
– En territorio nacional en Miles de $ — 56.167
– En el exterior en Miles de $ — 12.337

d) Convenios con personas naturales
– Miles de $ — 455.031

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley N° 19.882, Asignación por Funciones Críticas:
– N° de personas — 24
– Miles de $ — 260.796

03 Incluye :

Capacitación y perfeccionamiento, Ley N° 18.575
– Miles de $ — 12.360

MINISTERIO DEL DEPORTE
Instituto Nacional de Deportes
Instituto Nacional de Deportes (01, 02, 03)

PARTIDA : 26
CAPÍTULO : 02
PROGRAMA : 01

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**120.903.821**
05			**TRANSFERENCIAS CORRIENTES**		**12.546.980**
	03		**De Otras Entidades Públicas**		**12.546.980**
		008	Polla Chilena de Beneficencia		12.546.980
06			**RENTAS DE LA PROPIEDAD**		**4.713**
07			**INGRESOS DE OPERACIÓN**		**2.268.361**
08			**OTROS INGRESOS CORRIENTES**		**351.478**
	01		**Recuperaciones y Reembolsos por Licencias Médicas**		**305.553**
	99		**Otros**		**45.925**
09			**APORTE FISCAL**		**103.891.519**
	01		**Libre**		**103.891.519**
10			**VENTA DE ACTIVOS NO FINANCIEROS**		**4.893**
	03		**Vehículos**		**4.893**
12			**RECUPERACIÓN DE PRÉSTAMOS**		**1.235.877**
	10		**Ingresos por Percibir**		**1.235.877**
15			**SALDO INICIAL DE CAJA**		**600.000**
			GASTOS		**120.903.821**
21			**GASTOS EN PERSONAL**	**04**	**12.850.713**
22			**BIENES Y SERVICIOS DE CONSUMO**	**05**	**6.671.781**
23			**PRESTACIONES DE SEGURIDAD SOCIAL**		**37.488**
	01		**Prestaciones Previsionales**		**37.488**
24			**TRANSFERENCIAS CORRIENTES**	**06**	**47.691.733**
	01		**Al Sector Privado**		**31.645.862**
		337	Liderazgo Deportivo Nacional	07, 08	18.836.544
		338	Art. 5° Letra e) D.L. 1.298 y Ley 19.135		5.586
		340	Art. 1° Ley Nº 19.135 C.O.CH.		246.133
		341	Art. 1° Ley Nº 19.135 Fed. D. Nacional		1.599.865
		345	Art. Único Ley Nº 19.909		157.225
		354	ADO - Chile		472.659
		358	Deporte Participación Privado	07	56.650
		359	Sistema Nacional de Competencias Deportivas	07	8.153.587
		360	Desarrollo y Fortalecimiento Deportivo Comunal	07	438.210
		361	Programa de Normalización de Infraestructura Deportiva	07, 09	1.679.403
	03		**A Otras Entidades Públicas**	**10**	**16.045.871**
		046	Centros de Alto Rendimiento	11	1.093.249
		057	Deporte Participación Público	07, 12	7.895.109
		058	Programa de Saneamiento de Títulos de Propiedad Deportiva		200.000
		060	Recintos en Movimiento	07	413.030
		061	Escuelas Deportivas Integrales	07	6.444.483
25			**INTEGROS AL FISCO**		**348.967**
	01		**Impuestos**		**348.967**
29			**ADQUISICIÓN DE ACTIVOS NO FINANCIEROS**		**844.834**
	03		**Vehículos**		**80.340**
	04		**Mobiliario y Otros**		**65.786**
	05		**Máquinas y Equipos**		**270.806**
	06		**Equipos Informáticos**		**86.592**
	07		**Programas Informáticos**	**13**	**341.310**

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
31			**INICIATIVAS DE INVERSIÓN**		**26.944.195**
	02		**Proyectos**		**26.944.195**
33			**TRANSFERENCIAS DE CAPITAL**	06,14	**25.504.110**
	03		**A Otras Entidades Públicas**	10	**25.504.110**
		002	Aportes para Inversiones en Infraestructura Deportiva	15	25.504.110
34			**SERVICIO DE LA DEUDA**		**10.000**
	07		**Deuda Flotante**		**10.000**

GLOSAS :

01 Dotación máxima de vehículos 50

02 El Instituto Nacional de Deportes no podrá entregar fondos a entidades con rendiciones de cuenta pendientes por fondos recibidos con anterioridad.

03 El Instituto deberá informar semestralmente a la Comisión Especial Mixta de Presupuestos sobre las boletas de garantía susceptibles de ser cobradas y aquellas que han sido debidamente ejecutadas.

04 Incluye :

a) Dotación máxima de personal 530

No regirá la limitación establecida en el inciso segundo del artículo 9º de la Ley Nº 18.834, respecto de los empleos a contrata incluidos en esta dotación.

El personal a contrata del Servicio podrá desempeñar las funciones de carácter directivo que se le asignen o deleguen mediante resolución fundada del Jefe de Servicio, en la que deberá precisarse, en todo caso, las referidas funciones. Dicho personal no podrá exceder de 45 funcionarios.

Se podrá contratar hasta 273 trabajadores, adicional a esta dotación, en conformidad a lo dispuesto en el inciso segundo del artículo 27 de la Ley Nº 19.712.

Con todo, el monto anual de estas contrataciones no podrá exceder la suma de $ 2.016.880 miles.

b) Horas extraordinarias año

– Miles de $ 155.459

c) Autorización máxima para gastos en viáticos

– En territorio nacional en Miles de $ 219.738

– En el exterior en Miles de $ 32.077

d) Convenios con personas naturales

– Miles de $ 613.807

Incluye $ 197.371 miles para contratar profesionales que se desempeñen como coordinadores en la implementación de los centros deportivos integrales los que tendrán la calidad de agentes públicos, para todos los efectos legales.

e) Autorización máxima para cumplimiento artículo septuagésimo tercero de la Ley Nº 19.882, Asignación por Funciones Críticas:

– Nº de personas 12

– Miles de $ 120.806

05 Incluye :

Capacitación y perfeccionamiento, Ley Nº 18.575

– Miles de $ 82.032

06 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados, la modalidad de asignación, su distribución por comuna y región, y el vencimiento de las garantías otorgadas para su fiel cumplimiento, se informarán semestralmente a través de la página web del Instituto Nacional de Deportes.

Además, dicha información deberá remitirse electrónicamente a la Comisión Especial Mixta de Presupuestos, en igual periodicidad.

07 Mediante Resolución fundada del Instituto Nacional de Deportes, con visación de la Dirección de Presupuestos, se establecerán los criterios de distribución de estos recursos. Entre estos criterios se deberán contemplar focalización, que los programas tengan alta cobertura demográfica, la vulnerabilidad social, la disponibilidad de infraestructura deportiva, la viabilidad técnica y económica y la concordancia con las políticas deportivas definidas. Además, se considerará su aporte al fortalecimiento de la educación pública y al entorno de escuelas y liceos.
Con cargo a estos recursos se podrán financiar todo tipo de gastos, incluso de personal, estrictamente necesarios para la ejecución de los programas.
Las contrataciones nuevas de personal a honorarios deberán realizarse mediante procesos objetivos y a través del portal www.empleospublicos.cl.
La nómina de personas contratadas en cada programa, así como el monto de los honorarios que perciban mensualmente, se informará semestralmente a la Comisión Especial Mixta de Presupuestos, por medios electrónicos.
Los demás gastos en activos no financieros y en bienes y servicios, deberán realizarse a través del Sistema de Compras Públicas www.mercadopublico.cl.
Las instituciones receptoras de los recursos, deberán rendir cuenta detallada del uso de estos, de acuerdo a la forma y oportunidad que fije el Instituto Nacional de Deportes.
El Instituto Nacional de Deportes informará semestralmente a la Comisión Especial Mixta de Presupuestos de la ejecución detallada de estos programas.

08 Se transferirán hasta $ 2.163.000 miles al Comité Organizador de la Copa Mundial Sub 17 para efectos de apoyar la realización del Mundial Sub 17 que se llevará a cabo entre los meses de octubre y noviembre de 2015.

09 Los profesionales contratados a honorarios a través de este programa, tendrán la calidad de agentes públicos, para todos los efectos legales.

10 Los fondos que se transfieran a Organismos del Sector Público no se incorporarán a los presupuestos de estos. No obstante, dichos Organismos deberán rendir cuenta de estos fondos a la Contraloría General de la República, sin perjuicio de las normas que imparta al respecto el Instituto Nacional de Deportes.

11 Incluye gastos de funcionamiento del Centro de Alto Rendimiento (C.A.R.), incluidos gastos en personal profesional especializado en tareas de apoyo deportivo, asimismo incluye gastos del programa Funcionamiento Residencia Deportiva.

12 Considera actividades que contribuyan al cumplimiento de los objetivos del Programa Elige Vivir Sano.

13 A más tardar el 30 de junio, se entregará a la Comisión Especial Mixta de Presupuestos un informe detallado respecto del uso de estos recursos.

14 Exclúyase de la exigencia establecida en el artículo 50 de la ley N° 19.712, del Deporte, la inversión en equipamiento e infraestructura deportiva financiada con recursos del Instituto Nacional de Deportes en los inmuebles que constituyan bienes comunes conformados de acuerdo a las leyes N° 15.020 y N° 16.640, sobre Reforma Agraria y N° 19.253, Ley Indígena, en bienes inmuebles nacionales, sean o no de uso público y en inmuebles de propiedad del Servicio de Vivienda y Urbanismo.
La certificación para postular proyectos de inversión en estos campos deportivos referida a la posesión y uso de los mismos, podrá extenderla la Municipalidad respectiva.

15 Trimestralmente deberá informarse a la Comisión Especial Mixta de Presupuestos respecto de los recursos asignados a estos proyectos, indicando sus beneficiarios, e individualizando los proyectos regionales incluidos en estas inversiones, precisando si se tratan de obras nuevas o proyectos de arrastre de años anteriores, su estado de avance y su plazo de ejecución. La precitada información se remitirá dentro de los treinta días siguientes al término del trimestre respectivo.

MINISTERIO DEL DEPORTE

Instituto Nacional de Deportes

Fondo Nacional para el Fomento del Deporte (01)

PARTIDA	:	26
CAPÍTULO	:	02
PROGRAMA	:	02

Sub-Título	Ítem		Denominaciones	Glosa Nº	Moneda Nacional Miles de $
			INGRESOS		**4.617.634**
05			**TRANSFERENCIAS CORRIENTES**		**109.167**
	01		**Del Sector Privado**		**109.167**
		001	Donaciones		109.167
08			**OTROS INGRESOS CORRIENTES**		**427.381**
	99		**Otros**		**427.381**
09			**APORTE FISCAL**		**4.081.086**
	01		**Libre**		**4.081.086**
			GASTOS		**4.617.634**
22			**BIENES Y SERVICIOS DE CONSUMO**		**257.500**
24			**TRANSFERENCIAS CORRIENTES**	**02, 03**	**3.958.206**
	01		**Al Sector Privado**		**2.898.477**
		337	Liderazgo Deportivo Nacional		644.653
		346	Formación para el Deporte		732.824
		347	Deporte Recreativo		690.780
		348	Deporte de Competición		747.820
		349	Ciencias del Deporte		82.400
	03		**A Otras Entidades Públicas**	**04**	**1.059.729**
		042	Ciencias del Deporte		129.780
		050	Formación para el Deporte		412.281
		051	Deporte Recreativo		268.396
		052	Deporte de Competición		249.272
33			**TRANSFERENCIAS DE CAPITAL**	**02, 03, 05**	**401.928**
	01		**Al Sector Privado**		**247.428**
		001	Aportes al Sector Privado		247.428
	03		**A Otras Entidades Públicas**	**04**	**154.500**
		001	Aportes a Otras Entidades Públicas		154.500

GLOSAS :

01 Estos recursos incluyen la cuota nacional y las cuotas regionales del Fondo Nacional para el Fomento del Deporte, en cumplimiento del artículo 45 de la Ley Nº 19.712.
Los montos, en miles de pesos, son los siguientes:

– CUOTA NACIONAL	1.154.409
– CUOTA REGIONAL	3.463.225
I Región	158.942
II Región	166.200
III Región	152.948
IV Región	191.364
V Región	263.848
VI Región	202.936
VII Región	231.133
VIII Región	309.603
IX Región	256.400
X Región	229.147
XI Región	153.207

XII Región	180.337
XIV Región	201.941
XV Región	175.116
Región Metropolitana	590.103
- TOTAL	4.617.634

02 La individualización de los proyectos beneficiados con estos recursos y de las personas o entidades ejecutoras, los montos asignados, la modalidad de asignación, su distribución por comuna y región, y el vencimiento de las garantías otorgadas para su fiel cumplimiento, deberán ser publicados semestralmente en la página web del Instituto Nacional de Deportes.
Además, dicha información deberá remitirse electrónicamente a la Comisión Especial Mixta de Presupuestos, en igual periodicidad.

03 Estos recursos del Fondo Nacional para el Fomento del Deporte, serán asignados a lo menos en un 80% mediante concursos públicos.
Solo podrán asignarse recursos a través de la modalidad de asignación directa para financiar actividades deportivas de relevancia regional, nacional e internacional, mediante resolución del Director Regional o Nacional según corresponda. La información sobre los recursos asignados mediante esta última modalidad deberá ser remitida trimestralmente a la Comisión Especial Mixta de Presupuestos.
No obstante lo dispuesto en el inciso primero del artículo 44 de la Ley Nº 19.712, la Institución podrá efectuar más de un concurso público en el año, para la selección de los planes, programas, proyectos, actividades y medidas financiados por el fondo, así como para la selección de aquellos proyectos susceptibles de ser financiados mediante donaciones que tengan derecho al crédito tributario establecido en el artículo 62 de la misma ley.
La evaluación de los proyectos a que se refiere el inciso tercero del artículo 44 de la Ley Nº 19.712, se efectuará por entidades externas. Además de los criterios referidos en el mencionado artículo 44, se considerará el aporte de las iniciativas propuestas al fortalecimiento de la educación pública y al entorno de escuelas y liceos.

04 Los fondos que se transfieran a Organismos del Sector Público no se incorporarán a los presupuestos de estos. No obstante, dichos Organismos deberán rendir cuenta de estos fondos a la Contraloría General de la República, sin perjuicio de las normas que imparta al respecto el Instituto Nacional de Deportes.

05 Exclúyase de la exigencia establecida en el articulo 50 de la Ley Nº 19.712, del Deporte, la inversión en equipamiento e infraestructura deportiva financiada con recursos del Instituto Nacional de Deportes, en los inmuebles que constituyan bienes comunes conformados de acuerdo a las leyes Nº 15.020 y Nº 16.640, sobre Reforma Agraria y Nº 19.253, Ley Indígena, en bienes inmuebles nacionales, sean o no de uso público y en inmuebles de propiedad del Servicio de Vivienda y Urbanismo.
La certificación para postular proyectos de inversión en estos campos deportivos referida a la posesión y uso de los mismos, podrá extenderla la Municipalidad respectiva.

ANDROS IMPRESORES
www.androsimpresores.cl